Form 20-F
period 2019-12-31
Betterware de Mexico, S.A.P.I. de C.V.
filed 2020-05-04
CIK 1788257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission file number 001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.
(Exact name of Registrant as specified in its charter)
MEXICO
(Jurisdiction of incorporation or organization)
Luis Campos, Board Chairman +52 (33) 3836-0500 Luis Enrique Williams 549 Colonia Belenes Norte Zapopan, Jalisco, 45145, México
(Name, Telephone, E-mail and or Facsimile number and Address Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange in which registered
Ordinary Shares, no par value per share	BWMX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,037,939 Ordinary Shares, as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects and may include statements for the period following the date of this annual report. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Betterware, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Given these uncertainties, you should not rely upon forward looking statements as predictions of future events. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the Securities and Exchange Commission (“SEC”) by Betterware and the following:

●	geopolitical risk and changes in applicable laws or regulations;

●	the inability to profitably expand into new markets;

●	the possibility that Betterware may be adversely affected by other economic, business and/ or competitive factors;

●	financial performance;

●	operational risk;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Betterware’s resources;

●	changes in our investment commitments or our ability to meet our obligations thereunder;

●	natural disaster-related losses which may not be fully insurable;

●	epidemics, pandemics and other public health crises, particularly the COVID-19 virus;

●	fluctuations in exchange rates between the Mexican peso and the United States dollar; and

●	changes in interest rates or foreign exchange rates.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Betterware prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, Betterware undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

CERTAIN CONVENTIONS

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) was incorporated under the laws of Mexico in 1995. Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “Company,” “Betterware,” “BTW,” “BWM” and “BW” refer to Betterware de México, S.A.P.I. de C.V.

CURRENCY PRESENTATION

In this annual report, unless otherwise specified or the context otherwise requires:

●	“$,” “US$” and “U.S. dollar” each refer to the United States dollar; and

●	“MX$,” “Ps.” and “peso” each refer to the Mexican peso.

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our Audited Combined Financial Statements as of December 31, 2019 and 2018 and for our fiscal years ended December 31, 2019, 2018 and 2017 (our “Audited Combined Financial Statements”).

We prepare our Audited Combined Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Combined Financial Statements. Our Audited Combined Financial Statements for the year ended December 31, 2019, have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited (“Deloitte”), an independent registered public accounting firm, whose report dated May 4, 2020, is also included in this annual report. Our Audited Combined Financial Statements for the year ended December 31, 2018 and 2017, have been audited by KPMG Cárdenas Dosal, S.C. a member firm of KPMG International Coperative (“KPMG”), an independent registered public accounting firm, whose report dated September 27, 2019, is also included in this annual report.

We prepare combined financial statements because it provides more meaningful information to the reader as Betterware and BLSM Latino América Servicios, S.A. de C.V. are complementary to the same operation, they are under common control and operate under common management. Our Audited Combined Financial Statements are presented in thousands of Mexican Pesos (Ps). Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Non-IFRS Information

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. Adjusted EBITDA also excludes the effects of gains or losses on sale of fixed assets, and adds back other non-recurring expenses. EBITDA and Adjusted EBITDA are not measures required by, or presented in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

The Business Combination

The Merger and Company Restructure

On October 16, 2018, DD3 Acquisition Corp., a British Virgin Islands company (“DD3”), consummated its initial public offering of 5,000,000 units and on October 23, 2018, the underwriters for DD3’s initial public offering purchased an additional 565,000 units pursuant to the partial exercise of their over-allotment option. The units in DD3’s initial public offering were sold at an offering price of U.S.$10.00 per unit, generating total gross proceeds of U.S.$55,650,000.

On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement (as amended, the “Combination and Stock Purchase Agreement”) with Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Campalier”), Promotora Forteza, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Forteza”), Strevo, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Strevo”, and together with Campalier and Forteza, “Sellers”), Betterware, BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”), and, solely for the purposes of Article XI therein, DD3 Mex Acquisition Corp, S.A. de C.V., pursuant to which DD3 agreed to merge with and into Betterware (the “Merger”) in a Business Combination that resulted in Betterware surviving the Merger and BLSM becoming a wholly-owned subsidiary of Betterware.

As part of the Combination and Stock Purchase Agreement, and prior to the closing of the Merger, DD3 was redomiciled out of the British Virgin Islands and continued as a Mexican corporation pursuant to Section 184 of the Companies Act and Article 2 of the General Corporations Law.

Following the execution of the Combination and Stock Purchase Agreement, on February 21, 2020, the Company’s shareholders approved, a corporate restructure in the Company (the “Company Restructure”) which implied, among other things (i) the Company’s by-laws amendment in order to issue Series C and Series D non-voting shares, and (ii) a redistribution of the Company’s capital stock as follows: (a) fixed portion of the Company’s capital stock represented by 3,075,946, Series A, ordinary voting shares, and (b) the variable portion of the Company’s capital stock represented by (x) 1,961,993, Series B, ordinary voting shares, (y) 897,261, Series C, ordinary non-voting shares (“Series C Shares”), and (z) 168,734, Series D, ordinary non-voting shares (“Series D Shares”). In addition, Strevo transferred one, Series A, ordinary voting share of Betterware to Campalier (the “Campalier Share”), which remained under certain Share Pledge Agreement, dated July 28, 2017, entered between Strevo, as pledgor, MCRF P, S.A. de C.V. SOFOM, E.N.R. (“CS”), as pledgee, and Betterware.

Immediately after the Company’s Restructure and the transfer of the Campalier Share to Campalier, Forteza indirectly owned, through Banco Invex, S.A., Invex Grupo Financiero (“Invex”), as trustee of the irrevocable management and security trust No. 2397 (the “Invex Security Trust”), executed on March 26, 2016, as amended, with CS, as beneficiary, approximately 38.94% of the outstanding common stock of Betterware, and Campalier indirectly owned, through the Invex Security Trust, approximately 61.06% of the outstanding common stock of Betterware.

On March 9, 2020, the Invex Security Trust released the Series C Shares and the Series D Shares to Campalier and Forteza, respectively, that were held under the Invex Security Trust.

On March 10, 2020, CS, as pledgee, entered into a Termination of the Share Pledge Agreement over the Campalier Share with Campalier, as pledgor, and Betterware. In addition, CS, as beneficiary, Invex, as trustee, and Campalier, as settlor, entered into a Transfer Agreement, where Campalier transferred the Campalier Share to the Invex Security Trust.

Upon such transfer to the Invex Security Trust, the Company’s shareholders approved (i) the sale of all or a portion of such Company’s Series C and Series D shares to DD3 Acquisition Corp., S.A. de C.V. (the “DD3 Acquisition”), (ii) the Merger, (iii) the amendment of the Company’s by-laws to become a sociedad anónima promotora de inversion de capital variable, (iv) the increase of the Company’s capital stock by MX$94,311,438.00, through the issuance of 2,211,075 ordinary shares, without nominal value, to be subscribed by the shareholders of DD3 Acquisition Corp., S.A. de C.V., and (v) the increase of the Company’s capital stock by MX$872,878,500.00 through the issuance of 4,500,000 ordinary treasury shares without nominal value, offered for subscription and payment under the Company’s initial public offering in the U.S. to be completed no later than December 31, 2020 and filed with the SEC under our Registration Statement on Form F-1, which became effective on January 22, 2020.

For purposes of this annual report, the Merger, the Company Restructure and all related actions undertaken in connection thereto are referred to as the “Business Combination.”

Closing of the Business Combination

Upon satisfaction of certain conditions and covenants as set forth under the Combination and Stock Purchase Agreement, the Business Combination was consummated and closed on March 13, 2020 (the “Closing”). At Closing, the following actions occurred:

(i)	DD3 issued to the Sellers as consideration for the purchase of a portion of the Series C and Series D shares and the BLSM shares outstanding as of December 31, 2019, a debt acknowledgement in an amount equal to $15,000,546.00;

(ii)	all of Betterware shares issued and outstanding immediately prior to the Closing were canceled and, Campalier and Forteza received, directly and indirectly (through the Invex Security Trust), 18,438,770 and 11,761,175, respectively, of Betterware’s shares; and

(iii)	all of DD3’s ordinary shares issued and outstanding immediately prior to the Closing were canceled and exchanged for Betterware shares on a one-for-one basis.

Immediately after the Business Combination closed, on the same day, 2,040,000 shares of the Company offered for subscription and payment under the Company’s initial public offering in the U.S. on the Nasdaq Capital Market (“Nasdaq”) were subscribed and paid for by different investors. The remaining 2,460,000 ordinary treasury shares were cancelled.

As a result of the Business Combination and the subscription and payment of 2,040,000 Betterware’s shares in Nasdaq, all of Betterware’s shares issued and outstanding were canceled and new shares were issued. As a result, of the Business Combination, Betterware has 34,451,020 issued and outstanding shares, distributed as follows:

(i)	25,669,956 shares, representing 74.5% of the total capital stock, are held by Invex Security Trust, as trustee and for the benefit of CS, as first place beneficiary thereunder;

(ii)	1,764,175 shares, representing 5.1% of the total capital stock, are owned by Forteza;

(iii)	2,765,814 shares, representing 8.0% of the total capital stock, are owned by Campalier;

(iv)	2,211,075 shares, representing 6.4% of the total capital stock, are owned by former DD3 Shareholders as a result of the cancellation of DD3’s ordinary shares and exchange for Betterware shares on a one-for-one basis; and

(v)	2,040,000 shares, representing 5.9% of the total capital stock, are owned by the F-1 Investors.

Upon consummation of the Merger, Betterware now presents consolidated financial statements, which include its wholly owned subsidiary BLSM.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this annual report, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this annual report were obtained from internal surveys, market research, governmental and other publicly available information and independent industry publications. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon information obtained from publicly available information from our competitors in the industry in which we operate.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected combined financial information and other data of the Company should be read in conjunction with, and are qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and our Audited Combined Financial Statements and the notes thereto included elsewhere in this annual report. Our financial information is presented in thousands of Mexican pesos unless otherwise instructed.

The selected combined statement of financial position data as of December 31, 2019, 2018 and 2017 and the selected combined statement of income, comprehensive income and cash flow data for the years ended December 31, 2019, 2018 and 2017 have been derived from our Audited Combined Financial Statements included elsewhere in this annual report.

We prepare our Audited Combined Financial Statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Combined Financial Statements. We applied IFRS for the first time for our fiscal year ended December 31, 2018 presenting 2017 comparative information with our date of transition being January 1, 2017.

Selected Balance Sheet Data as of December 31, 2019, 2018 and 2017
(In thousands of Mexican pesos “Ps.”)

	2019		2018	2017
Assets
Current assets:
Cash and cash equivalents	Ps.	213,697	177,383	230,855
Trade accounts receivable, net		247,087	198,776	147,933
Inventories		345,554	302,206	141,894
Other current assets(1)		74,368	51,485	39,269
Total current assets		880,706	729,851	559,951
Property, plant and equipment, net		207,350	42,972	57,162
Intangible assets, net		310,965	312,099	300,471
Goodwill		348,441	348,441	348,441
Other non-current assets(2)		42,264	24,235	21,417
Total non-current assets		909,020	727,748	727,491
	Ps.	1,789,726	1,457,598	1,287,442

(1)	Includes also prepaid expenses.
(2)	Includes also right of use assets, net, and deferred income tax.

Selected Balance Sheet Data as of December 31, December 31, 2019, 2018 and 2017
(In thousands of Mexican pesos “Ps.”)

	2019		2018	2017
Liabilities and Net Parent Investment
Current Liabilities:
Borrowings	Ps.	148,070	90,691	46,218
Accounts payable to suppliers		529,348	445,241	211,071
Other current liabilities(1)		200,940	198,512	180,009
Total current liabilities		878,358	734,444	437,298
Non-current Liabilities:
Deferred Income tax		78,501	70,627	78,922
Borrowings		529,643	562,788	591,162
Other non-current liabilities(2)		28,742	9,475	1,283
Total non-current liabilities		636,886	642,890	671,367
Total liabilities		1,515,244	1,377,334	1,108,665
Net parent investment		274,482	80,264	178,777
	Ps.	1,789,726	1,457,598	1,287,442

(1)	Includes accrued expenses, provisions, income tax and value added tax payable, dividends payable, statutory employee profit sharing, lease liability and derivative financial instruments.
(2)	Includes employee benefits, lease liability, and derivative financial instruments.

Selected Statement of Profit or Loss Data for the years ended December 31, 2019, 2018 and 2017
(In thousands of Mexican pesos “Ps.”)

	2019		2018	2017
Net revenue	Ps.	3,084,662	2,316,716	1,449,705
Cost of sales		1,280,829	958,469	558,105
Gross profit		1,803,833	1,358,247	891,600
Administrative expenses		319,133	249,148	204,555
Selling expenses		551,300	454,016	291,834
Distribution expenses		121,155	103,336	64,349
Operating income		812,245	551,747	330,862
Financing cost, net(1)		(107,411)	(102,301)	(26,237)
Income before income taxes		704,834	449,446	304,625
Total income taxes		232,692	150,179	95,951
Net income for the year	Ps.	472,142	299,267	207,674

(1)	Includes interest expense, interest income, unrealized loss/gain in valuation of financial derivative instruments and foreign exchange loss/gain.

The following table shows the income and share data used in the calculation of basic earnings per share for the years ended December 31, 2019, 2018 and 2017:

Net income (in thousands of pesos)
Attributable to shareholders	Ps.	472,142	299,267	207,674
Shares (in thousands of shares)
Weighted average of outstanding shares		30,200	30,200	30,200
Basic and diluted earnings per share (pesos per share)		15.63	9.91	6.88

IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue, or share split, or decreases as a result of a reverse share split. If such changes occur after the statement of financial position date but before the financial statements are authorized, the EPS calculation for those and any prior period financial statements presented are based on the new number of shares.

As a result of the cancellation and issuance of new shares under the Business Combination, the EPS in the combined financial statements has been adjusted for all periods presented to reflect the amount of shares attributable to Betterware original shareholders resulting from the Business Combination. Such adjustment resulted in an EPS of 87.7% of the total outstanding shares, or 30,199,945 shares (without giving effect to the DD3 shareholders’ capital contribution and the proceeds from the Nasdaq listing). The effects of the DD3 transaction, including the related share issuance that resulted in DD3’s shareholders obtaining a 6.4% ownership interest and the capital contribution of $7,519 (Ps. 181,734), and the effects of the Nasdaq listing, have not been included in the calculation of EPS for the periods presented as they are considered to be non-adjusting subsequent events that will be reflected in Betterware’s 2020 consolidated financial statements, which will include BLSM as its wholly owned subsidiary.

RECONCILIATION OF NON-IFRS DATA

Non IFRS Financial Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. Adjusted EBITDA also excludes the effects of gains or losses on sale of fixed assets, and adds back other non-recurring expenses. EBITDA and Adjusted EBITDA are not measures required by, or presented in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Betterware’s EBITDA and Adjusted EBITDA Reconciliation

In thousands of Mexican Pesos	2019		2018		2017
Net Income for the year	Ps.	472,142		299,267	207,274
Add: Total Income Taxes		232,692		150,179	96,951
Add: Financing Cost, net		107,411		102,301	26,237
Add: Depreciation and Amortization		38,394		25,960	24,209
EBITDA	Ps.	850,639		577,707	354,671
Other Adjustments
Less: Gain on sale of Fixed Assets(1)		-		(11,820)	-
Add: Non-recurring Expenses(2)		-		7,667	-
Adjusted EBITDA	Ps.	850,639	Ps.	573,554	354,671
(1)	Gain on sale of transportation equipment.
(2)	Expenses incurred in the year including market penetration analysis, liquidation payment to former employees and licensing implementation of SAS software.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included in this annual report, before making a decision to invest in our ordinary shares. The risks described below are those which Betterware believe are the material risks that it faces. Some statements in this annual report, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Betterware’s Business

If Betterware is unable to retain its existing independent distributors and recruit additional distributors, its results of operations could be negatively affected.

Betterware distributes almost all of its products through its independent distributors and it depends on them directly for the sale of its products. BWM’s distributors can terminate their services at any time, and it experiences high turnover among distributors from year to year. As a result, it needs to continue to retain existing and recruit additional independent distributors. To increase at attractive rates its revenue, BWM must increase the number and/or the productivity of its distributors. BWM’s operations would be harmed if it fails to generate continued interest and enthusiasm among its distributors and fails to attract new distributors, or if BWM’s distributors are unable to operate due to internal or external factors, such as restrictions that the Mexican government may adopt as a consequence of the COVID-19 virus. See “Risk Factors— Outbreaks of disease and health epidemics, such as the recent COVID-19 virus (nCoV), could have affect our distributors, customers and ultimately, our results of operation.”

Although in the recent past BWM experienced an increase in active distributors, it could experience declines in active distributors, including senior distributors at the manager and district director levels. The number of its active distributors, including those at the manager and district director level, may not increase and could decline in the future. BWM’s operating results could be harmed if its existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors. The number and productivity of BWM’s distributors also depends on several additional factors, including:

●	adverse publicity regarding BWM, its products, its distribution channel or its competitors;

●	failure to motivate BWM’s distributors with new products;

●	the public’s perception of BWM’s products;

●	competition for distributors from other direct selling companies;

●	the public’s perception of BWM’s distributors and direct selling businesses in general; and

●	general economic and business conditions.

BWM’s distributors are independent contractors and not employees. If regulatory authorities were to determine, however, on a facts and circumstances basis, that its distributors are legally its employees, BWM could have significant liability under social benefit laws.

BWM’s distributors are self-employed and are not its employees. Periodically, the question of the legal status of its distributors has arisen, usually with regard to possible coverage under social benefit laws that would require BWM, and in most instances its distributors, to make regular contributions to social benefit funds. BWM is positioned to address these questions in a satisfactory manner; nevertheless there could be a final determination adverse to it that could be substantial and materially adversely affect its business and financial condition.

Failure of new products to gain distributors and market acceptance could harm Betterware’s business.

An important component of BWM’s business is its ability to develop new products that create enthusiasm among its customers. If it fails to introduce new products planned for the future, its distributors’ productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm its results of operations. Factors that could affect its ability to continue to introduce new products include, among others, government regulations, proprietary protections of competitors that may limit its ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

The loss of key high-level distributors could negatively impact Betterware’s consultant growth and its revenue.

As of December 31, 2019, BWM had approximately 417,000 active associates and approximately 21,000 distributors, district managers and district directors. The district directors, together with their extensive networks of downline distributors, account for an important part of its net revenue. As a result, the loss of a high-level consultant or a group of leading distributors in the consultant’s network of downline distributors, whether by their own choice or through disciplinary actions by BWM for violations of its policies and procedures, could negatively impact its consultant growth and its net revenue.

BWM depends on multiple contract manufacturers to provide it with products, and the loss of the services provided by any of its manufacturers could harm its business and results of operations.

BWM has outsourced product manufacturing functions to third-party contractors located in China and Mexico. In 2019, products supplied by Chinese manufacturers accounted for approximately 89% of BWM’s revenues.

If these suppliers have unscheduled downtime or are unable to fulfill their obligations under these manufacturing agreements because of equipment breakdowns, natural disasters, health diseases or health epidemics, such as the COVID-19 virus, power failures, or any other cause, this could adversely affect BWM’s overall operations and financial condition.

Although BWM provides all of the formulations used to manufacture its products, BWM has limited control over the manufacturing process itself. As a result, any difficulties encountered by the third-party manufacturer that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on its business, financial condition and operating results.

Betterware is committed to providing high-quality products to its customers. With this in mind, Betterware works with third-party manufacturers that it believes can better provide it with products that comply with its quality standards within its time requirements. Currently, Chinese manufacturers are the primary suppliers that best meet Betterware’s requirements, and Betterware currently expects this trend to continue in future financial periods.

Failure of Betterware’s internet and its other technology initiatives to create sustained consultant enthusiasm and incremental cost savings could negatively impact its business.

BWM has been developing and implementing a strategy to use the internet to sign up distributors and take orders for its products. In certain demographic markets it has experienced some success using BWM’s internet strategy to improve its operating efficiency. However, any cost savings from its internet strategy may not prove to be significant, or BWM may not be successful in adapting and implementing its strategy to other markets in which BWM operates. This could result in its inability to service its distributors in the manner they expect.

If Betterware’s industry, business or its products are subject to adverse publicity, its business may suffer.

Betterware is very dependent upon its distributors’ and the general public’s perception of the overall integrity of its business, as well as the safety and quality of its products and similar products distributed by other companies. The number and motivation of its distributors and the acceptance by the general public of our products may be negatively affected by adverse publicity regarding:

●	the legality of network-marketing systems in general or Betterware’s network-marketing system specifically;

●	the safety and quality of its products;

●	regulatory investigations of its products;

●	the actions of its distributors;

●	its management of its distributors; and

●	the direct selling industry.

Betterware’s markets are competitive, and market conditions and the strengths of competitors may harm its business.

The market for BWM’s products is competitive. Its results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than BWM has, which may give them a competitive advantage. For example, BWM’s products compete directly with branded, premium retail products. BWM currently does not has significant patent or other proprietary protection, and competitors may introduce products with the same ingredients that BWM uses in its products.

Betterware also competes with other companies for distributors. Some of these competitors have a longer operating history, better name recognition and greater financial resources than it does. Some of its competitors have also adopted and could continue to adopt some of BWM’s successful business strategies. Consequently, to successfully compete in this market and attract and retain distributors, BWM must ensure that its business opportunities and compensation plans are financially rewarding. BWM may not be able to continue to successfully compete in this market for distributors.

Because of the costs and difficulties inherent in managing cross-border business operations, the Company’s results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that the Company may have (whether based abroad or in the U.S.) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labor practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact the Company’s financial and operational performance.

Goodwill and other intangible assets represent a significant portion of Betterware’s balance sheet and its operating results may suffer from possible impairments.

Goodwill and intangible assets in Betterware’s balance sheet derived from past business combinations carried out by BWM, which are further explained in the notes to combined financial statements located elsewhere in this annual report. Goodwill, intangible assets with indefinite useful lives, and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that these assets may be impaired. In the case of an impairment, BWM will take charges to its operating results based on these impairment assessment processes. In addition, future acquisitions may be made by BWM and a portion of the purchase price of these acquisitions may be allocated to acquired goodwill and other intangible assets.

We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

The operation of complex infrastructures and the coordination of the many actors involved in our operation require the use of several highly specialized information systems, including both our own information technology systems and those of third-party service providers, such as systems that monitor our operations or the status of our facilities, communication systems to inform the public, access control systems and closed circuit television security systems, infrastructure monitoring systems and radio and voice communication systems used by our personnel. In addition, our accounting and fixed assets, payroll, budgeting, human resources, supplier and commercial, hiring, payments and billing systems and our websites are key to our functioning. The proper functioning of these systems is critical to our operations and business management. These systems may, from time to time, require modifications or improvements as a result of changes in technology, the growth of our business and the functioning of each of these systems.

The risk of cyber-crime has been increasing, especially as infiltrating technology is becoming increasingly sophisticated. If we are unable to prevent a significant cyber-attack, such attack could materially damage our reputation and lead to regulatory penalties and financial losses.

We have implemented, among others, contingency procedures, backup systems, information and communication redundant systems, testing procedures, information technology auditing systems and network protection systems. However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, resulting in increased costs, a decline in revenue and damage to our business in general, including, but not limited to harm to our public image.

In addition, our business operations routine involves gathering personal information about vendors, distributors, customers and employees among others, through the use of information technologies. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people’s personal information to unauthorized use. Any such event could give rise to a significant potential liability and reputational harm. As part of its risk management process, the Company is mapping the security measures on data privacy risks.

During 2019, we encountered an increased number of non-material phishing attacks attempts which consisted on fake e-mails requesting minor payments and/or confidential information. As mentioned, none of these attack were material nor had any major consequences for our operations or our customers.

A decline in our customers’ purchasing power or consumer confidence or in customers’ financial condition and willingness to spend could materially and adversely affect our business.

The sale of home organization products correlates strongly to the level of consumer spending generally, and thus is significantly affected by the general state of the economy and the ability and willingness of consumers to spend on discretionary items. Reduced consumer confidence and spending generally may result in reduced demand for BWM’s products and limitations on its ability to maintain or increase prices. A decline in economic conditions or general consumer spending in any of its major markets could have a material adverse effect on its business, financial condition and results of operations.

The recent COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on retail industry and in our results of operation.

In late December 2019, a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The ongoing COVID-19 has resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, such as the U.S., China, Italy and Spain which had forced airlines to cancel flights and extended shutdowns of certain businesses in certain regions.

The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as a preventive measures may lead to our consumers being unable to complete purchases or other activities. Furthermore, its impact on the global and local economies may also adversely impact consumer discretionary spending.

Given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. However, COVID-19 virus is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a negative impact on retailers and in our results of operation.

The transition away from the London Interbank Offered Rate (LIBOR) could affect our ability to seek additional debt financing

In 2017, the United Kingdom’s Financial Conduct Authority announced that after 2021 it would no longer compel banks to submit the rates required to calculate the London Interbank Offered Rate (“LIBOR”). This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Consequently, at this time, it is not possible to predict whether and to what extent banks will continue to provide submissions for the calculation of LIBOR. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments.

If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on future indebtedness may be adversely affected. While we currently do not have financial instruments subject to LIBOR, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on certain instruments in to which we may enter in the future are not known.

Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We are in the process of implementing Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and as of December 31, 2019 management has identified material weaknesses associated with the components of COSO. See “Disclosure Controls and Procedures—Control and Procedures.”

Betterware’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on its business.

As an emerging growth company, we are not required to comply with attestation reports for the year ended December 31, 2019. However, Betterware will be required to provide management’s attestation on internal controls for future years. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Betterware as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If the Company is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

Betterware’s management has limited experience in operating a public company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Betterware’s executive officers have limited experience in the management of a publicly traded company. Betterware’s management team may not successfully or effectively manage the Business Combination that is subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. Betterware currently may not have a complement of personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The implementation of accounting standards and controls necessary for the Company to achieve the level of quality of financial reporting required of a public company in the United States may require costs greater than expected. It is possible that the Company will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, Nasdaq or other relevant regulatory authorities.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission (“SEC”) regulations and the Nasdaq listing guidelines. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment, requires the commitment of significant financial and managerial resources. We also expect the regulations to increase our legal and financial compliance costs, making it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly.

Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Betterware’s controlling shareholder may have interests that conflict with your interests.

As of December 31, 2019, Campalier and Forteza indirectly owned, through Invex Security Trust, approximately 99.99% of the outstanding common stock of Betterware. As of the Business Combination, Campalier and Forteza indirectly own approximately 74.5% of the outstanding common stock of Betterware. See “The Business Combination.”

Accordingly, Campalier and Forteza currently exercise, and for the foreseeable future will exercise, significant influence over its board of directors and business and operations. The interests of Campalier and Forteza could conflict with your interests as a holder of shares.

Risks Related to Mexico

Currency exchange rate fluctuations, particularly with respect to the US dollar/Mexican peso exchange rate, could lower margins.

The value of the Mexican peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. Historically, BWM has been able to raise their prices generally in line with local inflation, thereby helping to mitigate the effects of devaluations of the Mexican peso. However, BWM may not be able to maintain this pricing policy in the future, or future exchange rate fluctuations may have a material adverse effect on its ability to pay its suppliers.

Given Betterware’s inability to predict the degree of exchange rate fluctuations, it cannot estimate the effect these fluctuations may have upon future reported results, product pricing or its overall financial condition. Although BWM attempts to reduce its exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, it cannot be certain that these contracts or any other hedging activity will effectively reduce exchange rate exposure. In particular, BTW currently employs a hedging strategy comprised of forwards U.S. dollar–Mexican peso derivatives that are designed to protect it against devaluations of the Mexican peso. As of the date of this annual report, the hedging contracts cover 100% of the product needs as of March 2020. In addition, BWM generally purchases its hedging instruments on a rolling twelve-month basis; instruments protecting it to the same or a similar extent may not be available in the future on reasonable terms. Unprotected declines in the value of the Mexican peso against the U.S. dollar will adversely affect its ability to pay its dollar-denominated expenses, including its supplier obligations.

Any adverse changes in BWM’s business operations in Mexico would adversely affect its revenue and profitability.

BWM’s revenue is generated in Mexico. Various factors could harm BWM’s business in Mexico. These factors include, among others:

●	worsening economic conditions, including a prolonged recession in Mexico;

●	fluctuations in currency exchange rates and inflation;

●	longer collection cycles;

●	potential adverse changes in tax laws;

●	changes in labor conditions;

●	burdens and costs of compliance with a variety of laws;

●	political, social and economic instability;

●	increases in taxation; and

●	outbreaks of disease and health epidemics, such as the COVID-19 virus.

Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by NAFTA and USMCA, the successor agreement to NAFTA. As a result, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

On November 30, 2018, the presidents of Mexico, the United States and Canada signed the USMCA, which has now been ratified by all members. NAFTA will remain in place until the USMCA is implemented by all three members. Any increase of import tariffs resulting from the implementation of the USMCA or the re-negotiation or termination of NAFTA could make it economically unsustainable for U.S. companies to import certain products if they are unable to transfer those additional costs onto consumers, which would increase the Company’s expenses and decrease its revenues, even if domestic and international prices for its products remain constant. Higher tariffs on products that the Company may export to the United States could also require the Company to renegotiate its contracts or lose business, resulting in a material adverse impact on the Company’s business and results of operations. In addition, because the Mexican economy is heavily influenced by the U.S. economy, policies that may be adopted by the U.S. government may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on the Company’s financial condition, results of operations and ability to repay its debt.

Mexico is an emerging market economy, with attendant risks to BWM’s results of operations and financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. The national elections held on July 2, 2018 ended six years of rule by the Institutional Revolutionary Party or PRI with the election of President Andres Manuel Lopez Obrador, a member of the Morena Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect BWM’s operations. BWM cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, BWM’s financial condition, results of operations and prospects and, consequently, the market price for its share, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the United States-Mexico-Canada Agreement, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Venezuela, have recently been experiencing significant economic downturns and market volatility. These events could have adverse effects on the economic conditions and securities markets of other emerging market countries, including Mexico.

Mexico may experience high levels of inflation in the future, which could affect BWM’s results of operations.

During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation, although the country has had stable inflation during the last five years. The annual rates of inflation for the last five years as measured by changes in the National Consumer Price Index, as provided by Banco de Mexico, were:

2019	2.8%
2018	4.8%
2017	6.8%
2016	3.4%
2015	2.1%
2014	4.1%

A substantial increase in the Mexican inflation rate would have the effect of increasing some of BWM’s costs, which could adversely affect its results of operations and financial condition.

Mexico has experienced a period of increasing criminal activity, which could affect the Company’s operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces aimed at decreasing incidents of theft and other criminal activity. Despite these efforts, criminal activity continues to exist in Mexico. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on the Company’s financial condition and results of operations.

The regulatory environment in which Betterware operates is evolving, and its operations may be modified or otherwise harmed by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

Although BWM reviews applicable local laws in developing its plans, its efforts to comply with them may be harmed by an evolving regulatory climate and subjective interpretation of laws by the authorities. Any determination that BWM’s operations or activities are not in compliance with applicable regulations could negatively impact its business and its reputation with regulators in the markets in which BWM operates.

Laws and regulations may restrict Betterware’s direct sales efforts and harm its revenue and profitability.

Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales and/or which do not involve legitimate products. The laws and regulations in BWM’s current markets often:

●	impose on it order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

●	require it or its distributors to register with governmental agencies;

●	impose on it reporting requirements to regulatory agencies; and/or

●	require it to ensure that distributors are not being compensated solely based upon the recruitment of new distributors.

Complying with these sometimes inconsistent rules and regulations can be difficult and requires the devotion of significant resources on BWM’s part.

In addition, Mexico could change its laws or regulations to negatively affect or prohibit completely network or direct sales efforts. Government agencies and courts in Mexico may also use their powers and discretion in interpreting and applying laws in a manner that limits BWM’s ability to operate or otherwise harms its business. If any governmental authority were to bring a regulatory enforcement action against BWM that interrupts BWM’s business, its revenue and earnings would likely suffer.

You may have difficulty enforcing your rights against Betterware and its directors and executive officers.

Betterware is a company incorporated in Mexico. Most of its directors and executive officers are non-residents of the U.S. You may be unable to effect service of process within the U.S. on Betterware, its directors and executive officers. In addition, as all of its assets and substantially all of the assets of its directors and executive officers are located outside of the U.S., you may be unable to enforce against BTW and its directors and executive officers judgments obtained in the U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws or state securities laws. There is also doubt as to the enforceability, in original actions in Mexican courts, of liabilities including those predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions, including those predicated upon the civil liability provisions of U.S. federal securities laws. There is no bilateral treaty currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case.

Risks Related to the Business Combination

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Betterware’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline.

Fluctuations in the price of the Company’s securities could contribute to the loss of all or part of your investment. If an active market for the Company’s securities develops and continues, the trading price of the Company’s securities could be volatile and subject to wide fluctuations in response to various factors, some of which will be beyond the company’s control. Any of the factors listed below could have a material adverse effect on your investment in the Betterware’s securities and such securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of the Company’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company’s securities may include:

●	actual or anticipated fluctuations in the Company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about the Company’s operating results;

●	success of competitors;

●	the Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company;

●	operating and share price performance of other companies that investors deem comparable to the Company;

●	the Company’s ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting the Company’s business;

●	the Company’s ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving the Company;

●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of the Company shares available for public sale;

●	any major change in the Company’s board of directors or management;

●	sales of substantial amounts of the Company shares by the Company’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of the Company’s operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Company’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress the Company’s share price regardless of the Company’s business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and the Company’s ability to obtain additional financing in the future.

The warrants and the unit purchase option are exercisable for securities of the Company, which would increase the number of shares eligible for future resale in the public market and result in dilution to the Company’s shareholders.

At Closing, DD3’s outstanding warrants automatically converted into warrants to purchase an aggregate of 5,804,125 Company shares and are exercisable in accordance with the terms of the warrant agreement governing those securities, and the unit purchase option automatically converted into an option to purchase the same number of Company securities underlying such units and is expected to become exercisable in accordance with its terms which, if exercised, will result in the issuance of 250,000 Company shares and warrants to purchase an additional 250,000 Company shares. The warrants became exercisable on April 12, 2020 and will expire on March 25, 2025 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The unit purchase option was exercisable as of Closing and will expire at 5:00 p.m., Eastern time, on October 11, 2023. The exercise price of the warrants is $11.50 per share, or $66,747,438 in the aggregate for all shares underlying these warrants, and the exercise price of the unit purchase option is $10.00 per unit, or $2,500,000 in the aggregate, in each case assuming none of the securities are exercised through “cashless” exercise.

To the extent the warrants and the unit purchase option (and the underlying securities) are exercised, additional Company shares will be issued, which will result in dilution to the shareholders of the Company and increase the number of Company shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such securities may be exercised could adversely affect the market price of the Company shares.

The exercise of registration rights may adversely affect the market price of the Company shares.

In connection with the Business Combination, the Company, DD3 and certain security holders of the Company (the “Holders”) entered into the Registration Rights Agreement, dated as of March 11, 2020 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, such holders can demand that the Company register certain of the Company’s securities they received in connection with the Business Combination, to include Company shares and warrants and the Company shares issuable upon exercise of such warrants. The Company will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Company shares and the Company warrants.

Mexican law will likely govern many of the Company’s material agreements and the Company may not be able to enforce its legal rights.

In connection with the Business Combination, DD3 re-domiciled out of the British Virgin Islands and continued as a company incorporated under the laws of Mexico. As a consequence of such re-domiciliation, Mexican law will likely govern many of the Company’s material agreements. The system of laws and the enforcement of existing laws in Mexico may not be as certain in implementation and interpretation as in the United States or the British Virgin Islands. The inability to enforce or obtain a remedy under any of the Company’s future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation may subject the Company to foreign regulations that could materially and adversely affect the Company’s business.

Our shareholders may sell a substantial amount of Betterware’s shares, and these sales could cause the price of the securities to fall.

As of the Business Combination, there are 34,451,020 Company shares outstanding. All of the Company’s shares held by former DD3 shareholders will be freely transferable, except for any shares held by Betterware’s “affiliates,” as that term is defined in Rule 144 under the Securities Act, and those shares that remain subject to escrow restrictions pursuant to the escrow agreement entered into by former DD3 shareholders in connection with DD3’s initial public offering. Following completion of the Business Combination, approximately 87.7% of the outstanding Company shares are held by entities affiliated with Betterware and its executive officers and directors.

Sales of substantial amounts of the Company shares in the public market after the Business Combination, or the perception that such sales will occur, could adversely affect the market price of the Company shares and make it difficult for the Company to raise funds through securities offerings in the future.

Betterware may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Betterware may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in the Company reporting losses. Even though these charges may be non-cash items and not have an immediate impact on the Company’s liquidity, the fact that the Company reports charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to violate net worth or other covenants to which it may be subject or to be unable to obtain future financing on favorable terms or at all.

Risks Related to Ownership of our Ordinary Shares

As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and is expected to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Betterware is considered a “foreign private issuer” under the Exchange Act and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Betterware currently prepares its financial statements in accordance with IFRS. The Company is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Company securities.

In addition, as a “foreign private issuer” whose shares are listed on Nasdaq, the Company is permitted to, and is expected to, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As a Mexican corporation listed on Nasdaq, the Company is expected to follow its home country practice with respect to the composition of its board of directors and nominations committee and executive sessions. Unlike the requirements of Nasdaq, the corporate governance practices and requirements in Mexico do not require the Company to have a majority of its board of directors to be independent; do not require the Company to establish a nominations committee; and do not require the Company to hold regular executive sessions where only independent directors shall be present. Such home country practices of Mexico may afford less protection to holders of Company shares.

The Company could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of the Company’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. If the Company loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, the Company would likely incur substantial costs in fulfilling these additional regulatory requirements and members of the Company’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Betterware qualifies as an emerging growth company within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make the Company’s securities less attractive to investors and may make it more difficult to compare the Company’s performance to the performance of other public companies.

Betterware qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the Company is eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. The Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of DD3’s ordinary shares in its initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as the Company is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. DD3 has elected not to opt out of such extended transition period and, therefore, the Company may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find the Company shares less attractive because the Company will rely on these exemptions, which may result in a less active trading market for the Company shares and their price may be more volatile.

If securities or industry analysts do not publish or cease publishing research or reports about Betterware, its business, or its market, or if they change their recommendations regarding the Company shares adversely, the price and trading volume of the Company shares could decline.

The trading market for the Company shares is influenced by the research and reports that industry or securities analysts may publish about the Company, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, the price and trading volume of the Company shares would likely be negatively impacted. If any of the analysts who may cover the Company change their recommendation regarding the Company shares adversely, or provide more favorable relative recommendations about the Company’s competitors, the price of the Company shares would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, the Company could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

There can be no assurance that Betterware will be able to comply with the continued listing standards of Nasdaq.

Betterware’s shares are listed on Nasdaq under the symbol “BWMX.” If Nasdaq delists the Company’s securities from trading on its exchange for failure to meet the listing standards, the Company and its shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for the Company’s securities;

●	a determination that the Company shares are “penny stock” which will require brokers trading in the Company shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Company shares;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If Betterware is characterized as a passive foreign investment company, or a PFIC, adverse U.S. federal income tax consequences may result for U.S. holders of Company shares.

Based on the projected composition of its income and assets, including goodwill, it is not expected that the Company will be a PFIC for its taxable year that includes the date of the Merger or in the foreseeable future. However, the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

If the Company is a PFIC for any year during which a U.S. holder holds Company shares, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of the Company shares and on any “excess distributions” received from the Company. Certain elections may be available that would result in alternative treatments of the Company shares.

We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules to the ownership of Company shares.

An investor may be subject to adverse U.S. federal income tax consequences in the event the IRS were to disagree with the U.S. federal income tax consequences described herein.

The Tax Cuts and Jobs Act of 2017, or the TCJA, and was signed into law on December 22, 2017. The TCJA changes many of the U.S. corporate and international tax provisions, and certain of the provisions are unclear. No ruling has been or will be requested from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject an investor or the Company to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each prospective investor is urged to consult a tax advisor with respect to the specific tax consequences of the acquisition, ownership and disposition of DD3’s or the Company’s securities, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

The Amended and Restated Charter of Betterware provides for the exclusive jurisdiction of the federal courts in Mexico City, Mexico for substantially all disputes between the Company and its shareholders, which could limit Company shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, other employees or shareholders.

The Amended and Restated Charter of the Company provides for the exclusive jurisdiction of the federal courts located in Mexico City, Mexico for the following civil actions:

●	any action between the Company and its shareholders; and

●	any action between two or more shareholders or groups of shareholders of the Company regarding any matters relating to the Company.

This exclusive jurisdiction provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, other employees or shareholders, which may discourage lawsuits with respect to such claims, although the Company’s shareholders will not be deemed to have waived the Company’s compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to foreign private issuers. Alternatively, if a court were to find the exclusive jurisdiction provision contained in the Amended and Restated Charter to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company’s business, operating results and financial condition. The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. However, there is uncertainty whether a U.S. court would enforce the exclusive jurisdiction provision for actions for breach of fiduciary duty and other claims.

The anti-takeover protections included in our Bylaws and others provided under Mexican Law may deter potential acquirors

Our bylaws provide that, subject to certain exceptions as explained below, prior written approval from the board of directors shall be required for any person, or group of persons to acquire, directly or indirectly, any of our common shares or rights to our common shares, by any means or under any title whether in a single event or in a set of consecutive events, such that its total shares or rights to shares would represent 20% or more of our outstanding shares.

These provisions could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price. Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Item 10. Additional Information—Bylaws——Anti-takeover Protections.”

ITEM 4.	COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at the Company’s website at http://ri.betterware.com.mx/.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

●	Founded in 1995, Betterware is a leading direct-to-costumer company in Mexico. The Company is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.

●	On July 28, 2017, Betterware entered into a merger agreement with Betterware Controladora, S.A. de C.V. (“BWC”) and Strevo Holding, S.A. de C.V. (controlling company of BWC and in turn, subsidiary of Campalier, S.A. de C.V.). Betterware was the surviving entity to such merger and the merged companies ceased to exist.

●	On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement with Sellers, Betterware, BLSM, pursuant to which DD3 agreed to merge with and into Betterware in a Business Combination. See “The Business Combination.”

●	On March 13, 2020, the Merger was closed and consummated.

B.	BUSINESS OVERVIEW

Company Overview

Founded in 1995, Betterware is a leading direct-to-customer company in Mexico. BWM is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.

BWM sells its products through nine catalogues published throughout the year (approximately six weeks outstanding each) with an offer of approximately 400 products per catalogue. BWM constantly innovates introducing approximately 300 products every year, representing 10% – 15% of the products in a catalogue. All of the products are Betterware branded with unique characteristics and manufactured by +200 certified producers in Mexico and China, and then delivered to BWM’s warehouses in Guadalajara, Jalisco where they process and pack the products.

Betterware sells its products through a unique two-tier sales model that is comprised of more than 438,000 Distributors and Associates across Mexico, that serve +3 million households every six weeks in +800 communities. The Distributors and Associates are monitored tightly through an in-house developed business intelligence platform that tracks weekly performance and has a detailed mapping system of the country to identify potential areas to penetrate and increase the network.

BWM’s business model is tailored to Mexico’s unique geographic, demographic and economic dynamics, where communities are small and scattered across the country, with very low retail penetration and difficult to fulfill last mile logistics, middle-income consumers are emerging, and historic high consumer confidence was present during 2019. Additionally, the business model is resilient to economic downturns given low average sales price to consumers and also because being a Distributor or Associate represents an additional source of income for households. As a result, BWM’s operations are not subject to significant seasonal fluctuations.

Betterware has a zero last mile cost, with its Distributors and Associates delivering the products to the final consumers.

BWM has shown long term sustainable double-digit growth rates in revenue and EBITDA and has built a platform that can grow locally and in other regions.

Industry Overview

Direct selling is a retail channel used by top global brands, the market serves all types of goods and services, including healthcare, jewelry, cookware, nutritionals, cosmetics, housewares, energy and insurance, among others.

The direct selling channel differs from broader retail in an important way mainly due to the avenue where entrepreneurial-minded individuals can work independently to build a business with low start-up and overhead costs.

Direct selling representatives work on their own but are affiliated with a company that uses the channel, retaining the freedom to run a business and have other sources of income.

An important number of representatives join direct selling companies because they enjoy their products or services and want to purchase them at a discount. Some others decide to market these offerings to friends, family and others and earn discounts from their sales.

Competitive Strengths

Unique Business Intelligence and Data Analytics Unit

Betterware’s in-house business intelligence unit plays a crucial role within the operations and strategy of the company. The unit’s team is comprised of geographers, anthropologists, actuaries, and more, in order to diversify the way of thinking and create the best analyses and business strategies.

The main functions of the business intelligence unit are:

1.	Clear strategy development

2.	Tight Monitoring

3.	Product Intelligence

Product Development and Innovation Program

●	The Company offers a product portfolio with great depth in the home organization segment through six different categories; kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility and bedroom

●	Constant product innovation is engaged by Betterware through refreshing its catalogue content and attracting clients’ repeated purchases

●	The Company has a team focused solely in performing industry analyses and product development and monitoring backed by the data analytics unit’s commercial strategy

Distributors and Associates Network & Loyalty and Reward Programs

●	Betterware has a unique two-tier sales model and one of the most robust networks with more than 21,000 Distributors and 417,000 Associates as of December 31, 2019

●	The Company’s Distributors and Associates serve around 3 million households every six weeks in 800 communities across Mexico

●	The Company has a remarkable rewards program that attracts, retains, and motivates Distributors and Associates through product discounts, Betterware Points, trips, gifts and more.

Unparalleled Logistics and Supply Chain Platform

●	All of Betterware’s products are manufactured by more than 200 third party factories certified under the Company’s quality standards.

●	The Company’s warehousing practices includes a 80-day service level inventory.

●	Betterware distributes all products from its distribution center in Guadalajara, Mexico.

●	Distributors personally deliver orders to each of its associates, thus eliminating last mile costs for the Company

Experienced Management & Meritocratic Culture

●	Betterware’s president has more than 25 years of experience in the direct-to-consumer selling sector across the Americas and a strong track record of delivering value to its shareholders with commitment to excellence

●	Top management has been with the Company 6 years on average

●	The company’s culture is based on the following principles

1.	Result driven management:

○	Incentives based on results

○	Highly professional operation and no bureaucracy

2.	Meritocratic culture:

○	Culture focused on solutions, delivery, discipline and commitment

3.	Closeness to salesforce:

○	Management are close and visible to Distributors and Associates

○	Open office spaces for efficient flow of information and data allows fast decision making

●	As of December 31, 2019, the operating team had a 674-headcount.

Growth Strategies

The company has a clear and executable plan for growth, which includes organic and inorganic initiatives. The main strategies divided by timeline are the following:

●	Short Term

1.	Web marketing/E-commerce

2.	Increase Service Capacity

○	A new headquarters campus is under construction.

●	Medium Term

1.	New Product Line

2.	International Expansion to Latin America

3.	Strategic Acquisitions

Offerings

The living spaces in our target communities are on a decreasing size trend. Hence it is becoming more and more important to optimize the organization within our living spaces and hectic lifestyles. The Company offers a unique and innovative product portfolio with great depth in the home organization segment focused on providing everyday solutions for modern spaces.

●	The company offers its products through 8 different categories; including kitchen and food preservation, home solutions, bathroom, laundry and cleaning, tech and mobility and bedroom

●	Products are sold through catalogues that offer approximately 400 products. Each catalogue has extensive consumer reading behavior analysis to ensure that the content is distributed in the most efficient way and purchase potential is maximized

●	Constant product innovation introducing approximately 300 new products every year and development is conducted where the focus is on refreshing catalogue content and attracting repeated purchases from clients

●	The Company employs an efficient pricing strategy focused in maximizing revenue and margins and minimizing inventory losses

●	The Company has a team focused solely on performing industry analyses and monitoring backed by the data analytics unit commercial market strategy

Logistics Infrastructure and Supply Chain

Customers

●	Betterware is 100% committed to providing products to its customers that serve as everyday solutions for modern space organization. Betterware also has the objective of providing products that are accessible to anyone. With these objectives in mind, the Company’s target market is all households in Mexico, with a focus on the C and D socioeconomic segments

●	Most of the Company’s end customers are adult men and women with the desire of optimizing their homes organization

Sales & Marketing

Betterware does not rely on significant traditional advertising expenditures to drive net sales since Distributors and Associates distribute its catalogues directly to customers, thus making the sales catalog design and printing an important selling expense representing 4% of net revenue. Some of the main advertising costs incurred by the Company include social media and transit advertising in bus lines and subways that represent 0.3% of net revenue.

Betterware establishes and maintains credibility primarily through the quality of their products, their customer service and the attractiveness of their pricing.

Research & Development

●	The Company performs constant product innovation with the objectives of refreshing its catalogue content and attracting clients’ repeated purchases

●	The Company has a team focused solely on performing industry analyses, product development and monitoring of products

●	Product development is backed by the data analytics unit’s commercial strategy

C.	ORGANIZATIONAL STRUCTURE

The following diagram depicts the organizational structure of DD3, Betterware and BLSM immediately prior to the consummation of the Business Combination:

The following diagram depicts the current organizational structure of Betterware after the consummation of the Business Combination and before the total repayment of the credit facility agreement with MCRF P, S.A. de C.V. in April 27, 2020:

D.	PROPERTY, PLANTS AND EQUIPMENT

Our principal executive offices are located in Guadalajara, Mexico, where we lease premises of approximately 26,318 square meters. We also lease offices in Mexico City, with an aggregate area of approximately 384 square meters. We lease our premises from unrelated third parties. Below is a summary of the term of each of our current leases. We do not plan to renew most of these leases when they expire because we are in the process of building a distribution center in Guadalajara, Mexico, which is expected to be completed during the fourth quarter of 2020. As of December 31, 2019, payments related to this construction amounted to Ps. 165 million. The total investment is estimated to amount to Ps. 581 million.

Leased properties	Term	Area (square meters)
Distribution center - CEDIS	December 31, 2020	12,657
Warehouse CEREC I	December 31, 2020	6,921
Warehouse CEREC III	December 31, 2020	4,717
Warehouse CEREC II	September 30, 2020	2,023
Mexico City – Casa Better	April 30, 2022	384
Total		26,702

ITEM 4A.	UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our results of operations and financial condition are based upon our Audited Combined Financial Statements, which have been prepared in accordance with IFRS. Our operating and financial review and prospects should be read in conjunction with our Audited Combined Financial Statements, the accompanying notes thereto and other financial information appearing elsewhere in this annual report.

A.	Operating Results

Factors Affecting Our Results of Operations

A number of factors have a significant impact on our business and results of operations, the most important of which are regulations, fluctuations in exchange rates in the currencies in which we operate, external factors, such as the COVID-19 pandemic, See “—Operating and Financial Review and Prospects—Liquidity and Capital Resources—The COVID-19 Impact,” and our capital investment plans.

Distributors and Associates

Betterware sells its products through a unique two-tier sales model that is comprised of Distributors and Associates. Distributors are the link between the Company and the Associates. The Company distributes products in a weekly basis to the Distributors domicile, who in turn delivers to each Associate. To cover for the associated payment cycle, the Company provides to Distributors a two week credit line for them to make the payment back to the Company.

Net Revenue

BWM primarily generates its revenue through selling products focused on the home organization segment under the Betterware® brand. Some of the categories through which the Company offers its product line include Kitchen and Food Preservation, Bathroom, Bedroom, Home Solutions, among others. BWM’s products are sold through catalogues and are distributed to the end customer by its network of Distributors and Associates. BWM sells its products to a wide array of customers but focuses on the C and D segments of the socioeconomic pyramid in Mexico.

BWM’s revenues are driven by the increase in volume of products sold, the price of its products and by the increase in its network of Distributors and Associates. Factors that impact unit pricing and sales volume include promotional campaigns, marketing campaigns, the Company’s business intelligence unit, increase in variable costs, and macroeconomic factors.

BWM reports net revenue, which represents its gross revenue less sales discounts, adjustments and allowances, also the Company has a deferred revenue due to undelivered performance obligations related to the promotional points, so the revenue is determined in a five-step model:

●	Identify the contract with client (verbal or written).

●	Identify the performance obligations committed in the contract.

●	Consider the contractual terms and the business model of the Company in order to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties. In determining the transaction price, the Company considers the variable considerations.

●	Allocate the transaction price to the performance obligations identified in the contract (generally each distinct good or service), to depict the amount of consideration to which an entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

●	Recognition of revenue when or as it satisfies a performance obligation by transferring a good or service to a customer, either at a point in time (when) or over time (as).

Cost of Sales

Cost of goods sold consists of the purchase of finished goods, maritime freight costs, land freight costs, customs costs, provisions for defective inventory, packing material, among others. The cost of finished goods and maritime and land freight costs represent the majority of BWM total costs of goods sold.

Distribution Expenses

BWM’s distribution expenses are highly correlated with its sales volume, meaning that if sales volume increases, distribution costs increase, and vice versa. Distribution costs refer to the logistics services paid to third party logistics companies that distribute the products from the Company’s distribution center to the Distributors’ domiciles. The delivery to the final client is responsibility of the Distributors and Associates, thus Betterware has zero last mile costs.

Selling Expenses

Selling expenses include all costs related to the sale of products, such as printing and design of sales catalog, packing material costs, events, marketing and advertising, travel expenses, a part of promotional points products expenses, among others. Costs related to sales catalog and rewards program products account for most of the weight of total selling expenses.

Administrative Expenses

Administrative expenses primarily include employee salaries and related expenses of all departments of the company’s operations such as accounting, planning, customer service, legal, and human resources. Also included are corporate operations, research and development, leases, professional services relating to BWM’s statutory corporate audit and tax advisory fees, legal fees, outsourcing fees relating to information technology, transportation planning, and corporate site and insurance costs.

Financing Income/Cost

Financing income/costs consists primarily of: (i) interest expense and charges in connection with financings, (ii) income derived from investments of excess cash, (iii) loss/gains from foreign exchange changes, and (iv) loss /gains in valuation of financial derivatives.

Income Taxes

The Company is subject to a 30% Corporate Income Tax rate provided by the Mexican Income Tax Law.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the, Mexican Peso against the U.S. dollar See “—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

Results of Operations — Year Ended December 31, 2018 Compared with Year Ended December 31, 2019

All amounts discussed are in thousands of Mexican pesos unless otherwise noted

Net Revenue

	December 31, 2019		December 31, 2018
Net Revenue	Ps.	3,084,662	2,316,716

Net revenue increased by 33.1%, or MX$767,946, to MX$3,084,662 for the year ended December 31, 2019 compared to MX$2,316,716 for the year ended December 31, 2018, primarily due to the increase in the distribution network, including distributors and associates, volume of units sold, and average unit price. For the year ended December 31, 2019, the Company had a Distributors and Associates network of 437,872, compared to 42.3 million units and a 342,867 Distributors and Associates network for the year ended December 31, 2018.

Cost of Goods Sold

	December 31, 2019		December 31, 2018
Cost of Sales	Ps.	1,280,829	958,469

Cost of goods sold increased 33.6%, or MX$322,360, to MX$1,280,829 for the year ended December 31, 2019 compared to MX$958,469 for the year ended December 31, 2018 as a result of increased revenue, resulting in a gross profit of MX$1,803,833 for the year ended December 31, 2019 compared to MX$1,358,247 for the year ended December 31, 2018. As a percentage of net revenues, cost of goods sold was 41.5% for the year ended December 31, 2019 and 41.4% for the year ended December 31, 2018. The increase of cost of goods sold as a percentage of net revenues was primarily because of the impact of the increase in the US dollar exchange rate in 2019 compared to 2018. This was mainly due to the volume of purchases denominated in US dollars, as approximately 90% of our purchases are imported from China, and sold in Mexican Pesos.

Administrative Expenses

	December 31, 2019		December 31, 2018
Administrative Expenses	Ps.	319,133	249,148

Administrative expenses increased 28.1%, or MX$69,985, to MX$319,133 for the year ended December 31, 2019 compared to MX$249,148 for the year ended December 31, 2018, primarily due to increases in Betterware’s wages and benefits to employees. As a percentage of net revenues, these expenses represented 10.4% and 10.8% for the years ended December 31, 2019 and 2018, respectively. This percentage decrease was a result of maintaining fixed administrative expenses, such as salaries and wages, leases and fees.

Administrative expenses by department are as follows:

	December 31, 2019	December 31, 2018	Var. $	Var. %
Operations	164,336	128,918	35,418	27.5%
Finance	51,374	41,037	10,337	25.2%
IT	27,765	20,172	7,593	37.6%
Marketing	19,085	16,461	2,624	15.9%
Quality	15,909	14,615	1,294	8.9%
Depreciation	38,394	25,260	13,134	52.0%
Others	2,270	2,685	(415)	(15.5)%
Total	319,133	249,148	69,985	28.1%

Selling Expenses

	December 31, 2019		December 31, 2018
Selling Expenses	Ps.	551,300	454,016

Selling expenses increased 21.4%, or MX$97,284, to MX$551,300 for the year ended December 31, 2019 compared to MX$454,016 for the year ended December 31, 2018, primarily due to an increase in sales bonuses and wages, and an increase of expenses incurred in connection with the higher number of sales catalogues printed in order to have enough copies to provide for the increased number of Distributors and Associates. The Company’s selling expenses were 17.9% of net revenue for the year ended December 31, 2019 compared to 19.6% of net revenue for the year ended December 31, 2018. This decrease was mainly a combination of maintaining the same expenses related to employees during 2019 and 2018 and an increase in sales during 2019. The selling expenses major line items include:

	December 31, 2019	December 31, 2018	Var. $	Var. %
Sales bonuses and wages	281,259	217,978	63,281	29.0%
Sales Catalogue	128,687	92,931	35,756	38.5%
Events and Conventions	37,848	35,253	2,595	7.4%
Rewards Program	26,311	24,492	1,819	7.4%
Others	77,195	83,362	(6,167)	(7.4)%
Total	551,300	454,016	97,284	21.4%

Distribution Expenses

	December 31, 2019		December 31, 2018
Distribution Expenses	Ps.	121,155	103,336

Distribution expenses increased 17.2%, or MX$17,819, to MX$121,155 for the year ended December 31, 2019 compared to MX$103,336 for the year ended December 31, 2018. Distribution expenses are driven primarily by sales volume, which increased 33.1% for the year ended December 31, 2019, compared to the year ended December 31, 2018.

Financing Income/Costs

	December 31, 2019		December 31, 2018
Financing Income (Cost)
Interest Expense(1)	Ps.	(85,429)	(86,343)
Interest Income		7,028	6,707
Unrealized Loss in Valuation of Financial Derivative Instruments		(15,680)	(16,629)
Foreign Exchange (Loss), Net(2)		(13,330)	(6,036)
Financing Cost, Net		(107,411)	(102,301)

(1)	Interest expenses decreased 1.1% or MX$914, to MX$85,429 for the year ended December 31, 2019 compared to MX$86,343 for the year ended December 31, 2018. Interest expenses decreased as a result of a lower outstanding debt balances in 2019, as compared to 2018, due to repayment of principal amounts in certain financing agreements.
(2)	The Company’s exposure to currency exchange rate fluctuations and how it mitigates this risk can be found in the section entitled “Risk Factors — Risks Related to Mexico” located elsewhere in this annual report.

Income Tax Expense

	December 31, 2019		December 31, 2018
Current	Ps	229,900	158,545
Deferred		2,792	(8,366)
Total Income Tax Expense		232,692	150,179

Income taxes increased 54.9% or MX$82,513 to MX$232,692 for the year ended December 31, 2019 compared to MX$150,179 for the year ended December 31, 2018 due to higher pre-tax profits. Effective income tax rate increased as a result of an increase in, mainly, the tax effect of inflation and non-deductible expenses.

Capital Expenditures

Our capital expenditures for the year ended December 31, 2019, were mainly related to the construction of our new headquarters and distribution center in Guadalajara, Mexico. Our capital expenditures for the year ended December 31, 2019, 2018 and 2017 amounted to MX$182.6 million, MX$21.3 million and MX$33.7 million, respectively.

Results of Operations — Year Ended December 31, 2017 Compared with Year Ended December 31, 2018

A result of operations comparison of the years ended December 31, 2018 and 2017 has been omitted from this annual report, but may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Registrant’s Registration Statement on Form F-1 filed with the SEC and effective on January 22, 2020.

B.	LIQUIDITY AND CAPITAL RESOURCES

BWM’s primary source of liquidity is from cash flow generated from operations. BWM has an efficient working capital structure where its seller supplier financing matches the Company requirements to serve their clients and inventory supplemented by lines of credit. Additionally, the Company capex requirements to sustain its growth is levered on the existing platform with minimum increased investment in technology. Due to these low capital requirements and closed working capital cycle, the Company has high cash conversion rate enabling it to annually serve their shareholders through dividends.

In order to maintain sufficient liquidity, the Company establishes maintaining a minimum cash and cash equivalent monthly balance to equal approximately MX$100,000 in order to cover its Selling, General and Administrative expenses. As of December 31, 2019, cash and cash equivalents of the Company was MX$213,697, above its minimum internal policy.

Years ended December 31, 2019 and 2018

Cash Flows from Operating Activities

Cash flow provided by operating activities was MX$605,446 and MX$338,214 during the year ended December 31, 2019 and 2018, respectively. The cash flow from operations increased primarily due to an increase in cash received from sales. Inventory management decreased from 104 days as of December 31, 2018, to 88 as of December 31, 2019, Days of Payables increased from 95 as of December 31, 2018 to 135 as of December 31, 2019, and Days of Receivables decreased from 22 as of December 31, 2018 to 20 as of December 31, 2019.

Cash Flows from Investing Activities

Cash flows (used in) provided by investing activities were MX$(175,597) and MX$13,549 during the year ended December 31, 2019 and 2018, respectively. Cash outflows from investing activities include purchases of molds for products, investment in technological platform, product innovation, equipment, and property. The increase in investing activities was mainly due to the construction of a distribution center in Guadalajara. See Property, Plants and Equipment.

Cash Flows from Financing Activities

Cash flows used in financing activities were MX$393,535 and MX$405,235 during the year ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, the Company made repayments in the amount of MX$83,041 under its long-term financing agreements, of which MX$78,750 were repaid to Credit Suisse and MX$4,291 to Banamex, and received two additional disbursements under the existing such long-term financing agreements for the total amount of MX$104,500. During the year ended December 31, 2019 and December 31, 2018, the Company paid dividends of MX$342,955 and MX$235,124, respectively, to shareholders. Interests paid for the year ended December 31, 2019 were MX$82,654, a 2.9% decrease compared to MX$85,189 for the year ended December 31, 2018 mainly due to a lower outstanding balance of credits resulting from principal repayments made during 2019.

Debt

MCRF P, S.A. de C.V., S.O.F.O.M., E.N.R. Term Loan

On May 10, 2017, Betterware, as borrower, and BLSM, as guarantor (obligado solidario), entered into a secured credit facility agreement with MCRF P, S.A. de C.V., S.O.F.O.M., E.N.R. for an aggregate principal amount of MX$600 million. The loan was secured by (i) the Invex Security Trust with approximately 61.06% of the outstanding common stock of Betterware prior to the Business Combination, and (ii) a non-possessory pledge over all assets, inventory and intellectual property of BWM and BLSM. MCRF P, S.A. de C.V. SOFOM, E.N.R. Term Loan bore a fixed interest rate of 13.10%. Principal and interests are paid in quarterly installments, with final maturity on May 15, 2023. This loan was partially repaid on March 27, 2020 in the amount of MX$258,750 and repaid in full on April 27, 2020.

Banamex Term Loan

On December 18, 2018, Betterware, as borrower, and BLSM, as guarantor (fiador), entered into a secured credit facility agreement with Banco Nacional de México, S.A., Integrante de Grupo Financiero Banamex for an aggregate principal amount of MX$400 million. The loan is secured by (i) a first priority mortgage over a 49,756.47 m2 property located in Jalisco, Mexico property of BLSM and (ii) a bond (fianza) granted by BLSM.

This Banamex credit line bared TIIE rate plus 317 basis points as of December 31, 2019 and bears a TIIE rate plus 260 basis points starting January 30, 2020. Withdrawals from this credit line can be made no later than August 2020, and are payable on a quarterly basis from September 2020 until December 18, 2025.

Under this facility, Betterware and BLSM must observe certain restrictive covenants, which require the BWM and BLSM (i) to continue to perform the same type of activities and businesses, maintaining their legal existence, (ii) complying with all applicable laws, (ii) having audited its combined financial statements by internationally recognized auditors authorized by the financial institution, (iii) paying all applicable taxes, (iv) obtaining all licenses and permits required by government to operate, (v) keeping assets and businesses insured against loss or damage, (vi) not to incur liens on BWM and BLSM’s assets, and (vii) not to give or sell any rights of financial documents.

The line of credit agreement with Banamex contains the following financial covenants:

a) To maintain a short-term debt coverage ratio not lower than 1.5.

b) To maintain a total debt coverage ratio not greater than 3.0.

c) To maintain a leverage ratio not greater than 7.0.

d) To maintain a minimum cash and cash equivalents balance of MX$40,000.

As of the date of this annual report, the Company is in compliance with all covenants under this facility. In connection with the Merger, Banamex granted the Company the required permission from Banamex to consummate the transaction under the Business Combination.

On March 27, 2020 and April 13, 2020, the Company withdrew from the line of credit Ps. 74 million and Ps. 100 million, respectively.

Banamex Revolving Facility

On April 30, 2019, Betterware, as borrower, and BLSM, as guarantor (fiador), entered into a revolving facility agreement with Banco Nacional de México, S.A., Integrante de Grupo Financiero Banamex for an aggregate principal amount of MX$80 million.

This Banamex credit line bears a TIIE rate plus 275 basis points. The final maturity of this facility is on April 30, 2020.

Under this facility, Betterware and BLSM must observe certain restrictive covenants, which require the BWM and BLSM (i) to continue to perform the same type of activities and businesses, maintaining their legal existence, (ii) complying with all applicable laws, (ii) having audited its combined financial statements by internationally recognized auditors authorized by the financial institution, (iii) paying all applicable taxes, (iv) obtaining all licenses and permits required by government to operate, (v) keeping assets and businesses insured against loss or damage, (vi) not to incur liens on BWM and BLSM’s assets, and (vii) not to give or sell any rights of financial documents.

Under this facility, Betterware and BLSM shall maintain a short-term debt coverage ratio not lower than 1.0.

COVID-19 virus Impact

As of the issuance date of our annual report, our operations have not been interrupted as a result of the COVID-19 pandemic as our product lines include hygiene and cleaning solutions, which qualify as an essential activity in Mexico. Our supply chain has not been affected either, as we maintain sufficient inventory levels to supply sales for the subsequent 13 weeks, and our foreign suppliers restarted normal activities on March 1, 2020. Net sales in 2020 from week one to sixteen increased with respect to the same period of the previous year. Our gross margin has been negatively affected by promotions aimed at gaining market share and the appreciation of the U.S. dollar compared to the Mexican peso’s impact on inventory costs as we purchase most of our products in U.S. dollars, which may continue during 2020. In order to mitigate this risk, the Company enters into forward contracts to fix the exchange rate for future purchases in U.S. dollars, which has allowed us to partially reduce the exchange rate effects of the COVID-19 pandemic. In addition, management is working on plans to increase the introduction of products with higher profit margins and therefore reduce the negative effects that impact our profit margin. We maintain sufficient liquidity to meet our contractual obligations as a result of available sources of financing, in addition our customer’s payment terms are maintained between 14 and 28 days, while our payment terms to our suppliers are 120 days. For further information, see “Risk Factors—Risks Related to Our Business and Industry— The recent COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on the retail industry and in our results of operation.”

Years ended December 31, 2018 and 2017

A cash flow comparison of the years ended December 31, 2018 and 2017 has been omitted from this annual report, but may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Registration Statement on Form F-1 filed with the SEC and effective as of January 22, 2020.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development efforts consist of constant product innovation with the objectives of refreshing our catalogue content and attracting clients’ repeated purchases and data analytics unit technology in order to improve product development processes. For further details, see “Item 4.B. Information on the Company-Business Overview-Research and Development.”.

D.	TREND INFORMATION

The COVID-19 pandemic had no impact on our financial performance for the period ended December 31, 2019. However, its trajectory remains highly uncertain and we cannot predict the duration and severity of the outbreak and its containment measures. Our gross margin has been negatively affected by promotions aimed at gaining market share and the appreciation of the U.S. dollar compared to the Mexican peso impact on inventory costs as we purchase most of our products in U.S. dollars, which might continue throughout 2020. In order to mitigate this risk, the Company enters into forward contracts to fix the exchange rate for future purchases in U.S. dollars, which has allowed us to partially reduce the exchange rate effects of the COVID-19 pandemic. In addition, management is working on plans to increase the introduction of products with higher profit margins and therefore reduce the negative effects that impact our profit margin. We will continue to monitor the impacts COVID-19 might have on our financial performance during the remainder of 2020, however as of the date of this annual report, we cannot predict the extent of such impact, nor trends involving the pandemic’s effects on economic activity.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019, that are reasonably likely to have a material adverse effect in our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS.

BWM does not engage in any off-balance sheet financing activities, nor does it have any interest in entities referred to as variable interest entities.

F.	DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our Contractual Obligations

Set forth below is a tabular presentation of our contractual obligations as of December 31, 2019, for the next five years, presented by type and nature of contractual obligation. The table details the Company’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The maturity analysis has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows:

As of December 31, 2019
		Less than 1 year	Over 1 year and less than 5 years	Over 5 years	Total
Accounts payable to suppliers	Ps.	529,348	-	-	529,348
Lease liability		15,463	11,956	-	27,419
Derivative financial instruments		15,555	16,754	-	32,309
Long-term debt		137,163	484,903	49,393	671,459
	Ps.	697,529	513,613	49,393	1,260,535

G.	SAFE HARBOR

See the disclaimer with respect to Cautionary Note Regarding Forward-Looking Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our officers and directors. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is Luis Enrique Williams, 549 Colonia Belenes Norte, Zapopan, Jalisco, 45145, México.

Name	Age	Position Held
Luis Campos	67	Chairman of the Board
Andres Campos	37	Chief Executive Officer and Board Member
Gustavo Rodarte	59	Chief Financial Officer
Fabian Rivera	39	Chief of Operations
Santiago Campos	28	Board Member
Jose de Jesus Valdez	67	Independent Board Member
Federico Clariond	46	Independent Board Member
Mauricio Morales	59	Independent Board Member
Joaquin Gandara	49	Independent Board Member
Dr. Martín M. Werner	57	Independent Board Member
Dr. Guillermo Ortiz Martinez	71	Independent Board Member
Reynaldo Vizcarra	54	Secretary

Background of Our Officers and Directors

Betterware’s board of directors is composed of the following members and a non-member Secretary:

●	Luis Campos has been in the direct to consumer business for almost 25 years. He has been chairman of Betterware de México since he bought the Company in 2001. Prior to Betterware, Mr. Campos served as Chairman of Tupperware Americas (1994 – 1999), Chairman of Sara Lee — House of Fuller Mexico (1991 – 1993), and Chairman of Hasbro Mexico (1984 – 1990). Mr. Luis Campos is an active member of the “Consejo Consultivo” of Banamex and he was an active member of the Direct Selling Association, The Latin America Regional Managers’ Club, The Conference Board, and a board member of the Economic Development Commission of Mid Florida, Casa Alianza-Covenant House, The Metro Orlando International Affairs Commission, SunTrust Bank and Casa de Mexico de la Florida Central, Inc. Mr. Campos was selected to serve on Betterware’s board of directors due to his extensive experience in consumer product companies, especially in the direct sales, as well as his relevant top-level experience in American public multinational companies. Luis Campos is the father of Andres and Santiago Campos.

●	Andres Campos has been CEO of Betterware de México since 2018. Prior to becoming CEO, within the Company, Andres Campos served as Commercial Director (2014 – 2018) and Strategy and New Businesses Director (2012 – 2014). Prior to Betterware, Mr. Campos worked in Banamex Corporate Banking area (2012 – 2014) and in KPMG as an Auditor (2004 – 2005). Andres holds a bachelor’s degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Cornell University. Andres Campos is son of Luis Campos and brother of Santiago Campos.

●	Gustavo Rodarte has served as CFO since 2020. Prior to joining the Company’s team, Mr. Rodarte served as Executive Director and CFO at Química Apollo (2006-2020), Grupo Apasco, Grupo Cifra (later merged into Walmart). Mr. Rodarte holds a B.S. in Public Accounting and an MBA both from Ibero-American University. Mr. Rodarte is former President of Mexican Institute of Finance Executives.

●	Fabian Rivera has served as CO of Betterware de México since 2016. Prior to Betterware, Mr. Rivera served as IT Director of Finamex (2012 – 2016), Consultant at Deloitte (2009 – 2012), and Software Products Coordinator and Developer at IBM (2005 – 2007). Fabian holds a B.S. in Computer Systems Engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Tuck School of Business at Dartmouth.

●	Santiago Campos has served as Director of Innovation and Communication at Betterware since 2018. Prior to joining Betterware, Santiago Campos served as Commercial Director at EPI Desarrollos, a Real Estate Development company, coordinating efforts between marketing, sales, finance and also taking care of administration, he was involved in achieving successful projects in a span of 2.5 years where 100% sales were accomplished before finishing construction. Santiago holds a bachelor’s degree in public accounting and finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Campos was selected to serve on Betterware’s board of directors due to his natural instinct in product innovation and household needs in BWM market target group. Santiago Campos is son of Luis Campos and brother of Andres Campos.

●	Jose de Jesus Valdez serves as CEO of Alpek since 1988. Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

●	Federico Clariond has served as CEO of Valores Aldabra, a single-family office with investments in financial services, aluminum, packaging and consumer goods companies, since 2011, and as CEO of Buro Inmobiliario Nacional, a Real Estate investment vehicle with holdings in the hospitality, industrial, office, and commercial spaces throughout Mexico, since 2015. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies ranging from the financial services, aluminum, packaging and consumer goods industries. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

●	Mauricio Morales is a founding partner at MG Capital. Before his 21-year tenure at the firm, he worked at different financial institutions in Mexico, specializing in wealth management, with a focus on exchange-traded instruments. Mauricio hold a B.S. in Mechanical Engineering, from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mauricio participates as a board member at one private firm, and one private charity group. Mr. Morales was selected to serve on Betterware’s board of directors due to his vast experience in Mexico and USA capital markets.

●	Joaquin Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking. Mr. Gandara was selected to serve on the Company’s board of directors due to his extensive knowledge in the financial and banking field.

●	Dr. Martín M. Werner, who has served as DD3’s Chief Executive Officer and Chairman of the Board since inception, is a founding partner of DD3 Capital. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. Dr. Werner continues to serve as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), which is one of Mexico’s largest private concessionaires and operates more than 760 kilometers of toll roads and is owned by Goldman Sachs Infrastructure Partners. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s Public debt after the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion; he is also member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States; the Board of Directors of Grupo Aeroportuario Centro Norte, one of Mexico’s largest airport operators; and he is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.

●	Dr. Guillermo Ortiz has served as Chairman of BTG Pactual Latin America ex-Brazil, a leading Brazilian financial services company with operations throughout Latin America, the U.S. and Europe, since 2015. Prior to joining BTG, from 2010 to 2015, he was Chairman of the Board of Grupo Financiero Banorte-Ixe, the largest independent Mexican financial institution. Dr. Ortiz also served two consecutive six-year terms as Governor of Mexico’s Central Bank from 1998 to 2009. From 1994 to 1997, Dr. Ortiz served as Secretary of Finance and Public Credit in the Mexican Federal Government where he guided Mexico through the “Tequila” crisis and contributed to the stabilization of the Mexican economy, helping return the nation to growth in 1996. He has served on the Board of Directors of the International Monetary Fund, the World Bank and the Interamerican Development Bank. Dr. Ortiz is Chairman of the Pe Jacobsson Foundation, a member of Group of Thirty, Board of Directors of the Center for Financial Stability, Board of Directors of the Globalization and Monetary Policy Institute, Board of Directors in the Federal Reserve Bank of Dallas and Board of Directors of the China’s International Finance Forum. He is also an Officer of Zurich Insurance Group Ltd. and a Member of the Board of Directors of Wetherford International, a leading company in the oil and equipment industry, as well as of a number of Mexican companies, including Aeropuertos del Sureste, one of Mexico’s largest airport operators, Mexichem, a global leading petrochemical group, and Vitro, a leading glass manufacturer company in Mexico. Dr. Ortiz is also a member of the Quality of Life Advisory board of the Government of Mexico City. Dr. Ortiz holds a bachelor’s degree in economics from Universidad Nacional Autónoma de México (UNAM), a master’s degree and a Ph.D. in economics from Stanford University. Dr. Ortiz was selected to serve on our board of directors due to his significant government service and finance experience.

●	Reynaldo Vizcarra (non-member Secretary) is a member of Baker & McKenzie’s Corporate and Transactional Practice Group. He is a professor at the University Anáhuac del Norte where he teaches foreign investment as part of the master of laws program, and an instructor at Universidad Panamericana’s Baker McKenzie Seminar. He joined Baker & McKenzie’s Mexico City office in 1986, handling foreign investments, banking and finance matters and international agreements. He also worked in the Chicago office’s Latin America Practice Group, advising on investments and acquisitions in Latin America (1996 – 1997). In 2000, Mr. Vizcarra co-founded Baker & McKenzie’s Guadalajara office, where he led the Banking & Finance Practice Group. In August 2005, he transferred to Baker McKenzie’s Cancun office as a founding member and director mainly handling tourism and real estate projects. In 2009, he transferred back to the Mexico City office, where he was local managing partner for four years and thereafter became National Managing Partner of the Firm in Mexico until August 2018.

B.	COMPENSATION

For the year ended December 31, 2019, we paid our top management for services in all capacities an aggregate compensation of approximately MX$27,860,000 of fixed compensation, also the executive herein mentioned are entitled to receive performance bonuses. The amount and rules applicable vary among the different divisions and/or officers. The variable aggregate compensation for bonuses was MX$6,660,000 during 2019, and the amounts payable under the performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives that can be operative and financial. Hence the total executive compensation for the year ended December 31, 2019 was MX$34,450,000.

During 2019, the Board of Directors did not receive any compensation and going forward the Company does not expect have a compensation plan for the Board of Directors.

C.	BOARD PRACTICES

Board Committees

The Company’s Audit and Corporate Practices Committee has the following specifications:

Integration

●	The Audit and Corporate Practices Committee of the Company consists of 3 (three) members appointed by the board itself, in accordance with the provisions of the Securities Market Law (Ley del Mercado de Valores) and the provisions applicable in the stock exchange in which the Shares are listed, these corporate bylaws and other legal provisions, in the understanding, however, that the chairman of the Audit and Corporate Practices Committee will be elected by the General Assembly of Shareholders of the Company.

●	The members of the Audit and Corporate Practices Committee are independent as under Nasdaq requirements are subject to the duties and responsibilities provided in the Securities Market Law (Ley del Mercado de Valores) and by the provisions applicable in the stock exchange in which the Shares are listed, as well as to the corresponding exclusion of liability.

●	The Audit and Corporate Practices Committee may create one or more Sub-Committees, to receive support in the performance of its functions. The Audit and Corporate Practices Committee shall be empowered to designate and remove the members of said Sub-Committees and to determine their powers.

●	The members of the Audit and Corporate Practices Committee are:

i.	Joaquin Gandara Ruiz Esparza — Chairman

ii.	Mr. Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking.

iii.	Dr. Martín M. Werner

iv.	Federico Clariond

Sessions Periodicity

●	The Audit and Corporate Practices Committee and its Sub-Committees shall meet with the necessary periodicity for the performance of their duties, at the request of any of its members, the Board of Directors or its Executive President or the General Assembly of Shareholders; in the understanding that it must meet at least 4 (four) times during the same calendar year, to resolve matters that concern it in terms of the Securities Market Law (Ley del Mercado de Valores), these bylaws and other applicable legal provisions.

●	The sessions of the Audit and Corporate Practices Committee and its Sub-Committees may be held by telephone or videoconference, with the understanding that the Secretary of the respective session must take the corresponding minutes, which must in any case be signed by the Executive President and the respective Secretary, and collect the signatures of the members who participated in the session.

Functions

●	Regarding Corporate Practices, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law (Ley del Mercado de Valores), especially the provisions of section I (first) of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law (Ley del Mercado de Valores). In an enunciative way, but not limited to, it will have the following functions:

○	Provide opinions regarding transactions between related parties to the General Assembly of Shareholders and the Board of Directors.

○	Develop, recommend and review corporate governance guidelines and guidelines of the Company and its subsidiary.

○	Recommend modifications to the bylaws of the Company and its subsidiary.

○	Analyze and review all legislative, regulatory and corporate governance developments that may affect the operations of the Company, and make recommendations in this regard to the Board of Directors.

○	Prepare and propose the different manuals necessary for the corporate governance of the Company or for compliance with the applicable provisions.

○	Define the compensation and performance evaluation policies of the senior executives of the Company.

○	Use the best compensation practices to align the interests of the Shareholders and the senior executives of the Company, being able to hire any independent expert necessary for the development of this function.

○	Ensure access to market data and best corporate practices through external consultants specialized in the field.

○	Develop a plan for the succession of senior executives of the Company.

●	In matters of Audit, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law (Ley del Mercado de Valores), especially the provisions of section II of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law (Ley del Mercado de Valores). In an enunciative way, but not limited to, it will have the following functions:

○	Determine the need and viability of the fiscal and financial structures of the Company.

○	Comment on the financial and fiscal structure of the international expansion of the Company.

○	Comment on the financial reports, accounting policies, control and information technology systems of the Company.

○	Evaluate and recommend the external auditor of the Company.

○	Ensure the independence and efficiency of the internal and external audits of the Company.

○	Evaluate the transactions between related parties of the Company, as well as identify possible conflicts of interest derived from them.

○	Analyze the financial structure of the Company, in the short, medium and long term, including any financing and refinancing transactions.

○	Review and comment on the management of the Company’s treasury, risk and exposure to fluctuations in exchange rates and hedging instruments of the Company, whatever their nature or denomination.

○	Evaluate the processes and selection of insurance brokers, as well as the coverage and premiums of the Company’s insurance policies.

D.	EMPLOYEES

The following table provides information regarding the number of our employees as of December 31, 2019, 2018 and 2017:

	Number of Employees
	As of December 31,
	2019	2018	2017
Operations	296	283	164
Sales and marketing	263	289	347
Finance, administration, human resources, IT	115	108	95
Total	674	680	606

E.	SHARE OWNERSHIP

The following table sets forth certain information as of April 1, 2020 regarding the beneficial ownership of our ordinary shares by each of our directors:

Name	Number of Shares	Percentage of Outstanding ordinary Shares
Dr. Martín M. Werner(1)	813,400	2.3%
Dr. Guillermo Ortiz(2)	364,900	1.0%

(1)	Includes (i) 191,300 ordinary shares and (ii) 191,300 ordinary shares underlying warrants, in each case held by DD3 Mex Acquisition Corp, S.A. de C.V., that are beneficially owned by Dr. Martín M. Werner, who shares voting power with respect to DD3 Mex Acquisition Corp. Dr. Werner disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Includes 47,825 ordinary shares underlying warrants. Dr. Guillermo Ortiz also holds an economic interest in DD3 Mex Acquisition Corp and a pecuniary interest in certain of the securities held by DD3 Mex Acquisition Corp. Dr. Ortiz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Stock Option Plans

On March 10, 2020, Betterware adopted an incentive plan (“Incentive Plan”). The Incentive Plan reserves up to 5.0% of Betterware common stock for delivery to management in accordance with the plan’s terms. The purpose of the Incentive Plan is to provide eligible employees the opportunity to receive stock-based incentive awards in order to encourage them to contribute materially to our growth and to align the economic interests of such persons with those of our stockholders. The delivery of certain stocks to key management will be agreed and approved by the Board. The Incentive Plan is aligned with the shareholders’ interest regarding the management capacity to deliver operational results that will potentially benefit the stock price; by achieving the results it will trigger a gradual delivery of shares which will have a maximum amount of up to 5.0% of the post-merger Company shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 1, 2020:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all directors and executive officers as a group.

As of April 1, 2020, we had 34,451,020 issued and outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address for Campalier is Luis Enrique Williams 549, Colonia Belenes Norte, Zapopan, Jalisco, 45145, Mexico and for Forteza is Pedro Ramírez Vázquez 200-12, Piso 4, Colonia Valle Oriente, San Pedro Garza García, Nuevo León, Parque Corporativo Valle Oriente 66269, Mexico

Ordinary shares Beneficially Owned as of April 1, 2020
Ordinary Shares
	Number	%
Five Percent or More Holders
Campalier, S.A. de C.V	18,438,770	53.5%
Promotora Forteza, S.A. de C.V. (1)	11,761,175	34.1%

Our executive officers and directors:
Luis Campos	—	—
Andres Campos	—	—
Santiago Campos	—	—
Jose de Jesus Valdez	—	—
Federico Clariond	—	—
Mauricio Morales	—	—
Joaquin Gandara	—	—
Dr. Martín M. Werner(2)	813,400	2.3%
Dr. Guillermo Ortiz(3)	364,900	1.0%
Reynaldo Vizcarra	—	—
Gustavo Rodarte	—	—
Fabian Rivera	—	—
All directors and executive officers as a group (twelve individuals)	1,178,300	3.47%

(1)	Includes shares held by Invex Security Trust 2397 in trust to secure debt obligations of the Company.

(2)	Includes (i) 191,300 ordinary shares and (ii) 191,300 ordinary shares underlying warrants, in each case held by DD3 Mex Acquisition Corp, S.A. de C.V., that are beneficially owned by Dr. Martín M. Werner, who shares voting power with respect to DD3 Mex Acquisition Corp. Dr. Werner disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)	Includes 47,825 ordinary shares underlying warrants. Dr. Guillermo Ortiz also holds an economic interest in DD3 Mex Acquisition Corp and a pecuniary interest in certain of the securities held by DD3 Mex Acquisition Corp. Dr. Ortiz disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

B.	RELATED PARTY TRANSACTIONS

Registration Rights Agreement

In connection with the Business Combination, the Company, DD3 and the Holders entered into the Registration Rights Agreement on March 11, 2020. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file a shelf registration statement to register the resale of certain Company securities held by the Holders. The Registration Rights Agreement also provides the Holders with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions.

Lock-Up Agreements

In connection with the Business Combination, (i) the Company, DD3 and certain security holders of the Company (the “Members”) entered into the Member Lock-Up Agreement, dated as of March 11, 2020, and (ii) the Company, DD3 and certain members of the Company’s management team (“Management”), entered into the Management Lock-Up Agreement, dated as of March 11, 2020, pursuant to which the Members and Management agreed not to transfer any of the Company’s shares held by them for a period of six or twelve months, as applicable, after the closing of the Business Combination, subject to certain limited exceptions.

Merger Agreement

In connection with the Business Combination, the Company and DD3 entered into the Merger Agreement, dated as of March 10, 2020 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, DD3 merged with and into the Company with the Company surviving the Merger, the separate corporate existence of DD3 ceased and BLSM became a wholly-owned subsidiary of the Company. At Closing, pursuant to the Merger Agreement, (i) all of the Betterware shares issued and outstanding immediately prior to the Closing were canceled, and Campalier and Forteza received, directly and indirectly (through the Invex Security Trust), 18,438,770 and 11,761,175, respectively, of Betterware’s shares and (ii) all of DD3’s ordinary shares issued and outstanding immediately prior to the Closing were canceled and exchanged for Betterware shares on a one-for-one basis. See "The Business Combination."

Warrant Amendment

In connection with the Business Combination, the Company, DD3 and Continental Stock Transfer & Trust Company (“Continental”) entered into the Assignment, Assumption and Amendment Agreement, dated as of March 13, 2020 (the “Warrant Amendment”), pursuant to which DD3 assigned to the Company, and the Company assumed, all of DD3’s right, title and interest in and to the Warrant Agreement, dated as of October 11, 2018, by and between DD3 and Continental (as amended pursuant to the Warrant Amendment, the “Warrant Agreement”), and the parties thereto agreed to certain amendments to reflect the fact that DD3’s warrants that were outstanding immediately prior to the Closing are, as a result of the Merger, exercisable for Betterware shares.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Combined Financial Statements are included in Item 18.

Legal Proceedings

Betterware is a party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its combined financial position, results of operations and cash flows.

Additional taxes payable could arise in transactions with related parties if the tax authority, during a review, believes that prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.

In accordance with the current tax legislation, the authorities have the power to review up to five fiscal years prior to the last income tax return filed.

On August 12, 2014, the International Inspection Administration “4” (AFI), under the Central Administration of International Control, attached to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT”), requested that Betterware provide, with respect to 2010 year, information regarding income tax, which was provided at the time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”) regarding this SAT review. On March 2, 2017, SAT notified Betterware about certain issues on which an agreement was not reached. As a result, the Company filed a lawsuit for annulment before such SAT resolution, which is in progress as of the date of this annual report. Based on the evaluation of the Company, tax liabilities are not expected to arise as a result of this matter. The maximum contingency on this matter was estimated to amount Ps.14,010

Dividend Distribution Policy

The Company’s board of directors will consider whether or not to institute a dividend policy. As of the date of this annual report, we have not implemented a dividend policy.

B.	SIGNIFICANT CHANGES

As a result of the outbreak of the COVID-19 pandemic and its recent global expansion to a large number of countries, sanitary measures have been taken in Mexico to limit the spread of this virus, which include among others, social isolation and the closure of educational centers (schools and universities), commercial establishments and non-essential businesses. Our operations have not been interrupted as a result of the COVID-19 pandemic as our product lines include hygiene and cleaning solutions, which qualify as an essential activity in Mexico. However, there is strong uncertainty about how this virus will evolve in Mexico, the time needed for precautionary and/or containment measures to take effect, and the outcome it will have on the national economy; therefore, the economic impacts and consequences for our operations are uncertain and will depend to a large extent on the evolution and spread of the pandemic in the coming months, as well as the reaction and adaptation capacity of all the economic agents impacted.

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 28 of the Combined Financial Statements elsewhere in this annual report for details of events after the reporting period.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on Nasdaq under the symbol “BWMX.”

B.	DISTRIBUTION PLAN

Not applicable.

C.	MARKETS

Our ordinary shares began trading on Nasdaq under the symbol “BWMX,” in connection with our initial public offering, on March 13, 2020.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of some of the terms of our ordinary shares, based on our articles of association in place. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, and applicable Mexican law, including Mexican corporate law.

General

Betterware is a company incorporated under the General Corporations Law. As Betterware is a Mexican corporation, the rights of holders of Betterware’s shares will be governed directly by Mexican law and the Amended and Restated Charter.

Shareholder Meetings

●	Held at the corporate domicile of the company or, in the case of unanimous resolutions, the place where the shareholders are met.

●	Notice:

○	A copy of the notice of any shareholders’ meeting shall be published not fewer than fifteen (15) calendar days prior to the date of the proposed meeting in the electronic system of the Corporations Publications of the Mexican Ministry of Economy.

Shareholders’ Voting Rights

●	Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the member.

●	Depending on the matter that requires shareholders’ approval, the by-laws and Mexican law provide a fixed quorum.

●	The annual ordinary shareholders’ meeting must have a quorum of at least 50% plus one of the outstanding shares of the company’s capital stock and all resolutions shall be approved with the affirmative vote of at least the majority of the present shares. In the event of a second or subsequent call, the general ordinary stockholders’ meeting may be validly held regardless of the number of shares represented, and its resolutions shall be valid when adopted by majority vote of the shares represented at the meeting.

●	The extraordinary shareholders’ meetings must have a quorum of at least 75% of the outstanding shares of the company’s capital stock and all resolutions must be approved with the affirmative vote of at least 50% of the outstanding voting shares of the company. In the event of a second or subsequent call, extraordinary general stockholders’ meetings may be validly held if 50% of the outstanding voting shares of the company is represented, and their resolutions will be valid if adopted by the favorable vote of shares representing at least 50% of the outstanding voting shares of the company.

●	Notwithstanding the provisions of the preceding paragraph, the favorable vote of shares with or without voting rights representing 75% of the company’s outstanding capital stock shall be required to amend the company’s by-laws.

●	For special meetings, the rules provided for general extraordinary meetings shall apply considering only the shares of the applicable series or class.

●	The annual ordinary shareholders’ meeting shall:

○	approve the chief executive officer and board of directors’ annual reports; the appointment of the members of the board of directors and statutory examiners; and if applicable, the members of the board or statutory examiners’ fees.

○	discuss, approve or modify the reports of the chairman of the corporate practices and audit committees, if necessary;

○	discuss and approve on the re-appointment, revocation and/or appointment, if any, of one third of the proprietary members and respective alternates of the board of directors that the annual general ordinary meeting resolves to re-appoint, revoke and/or appoint;

○	evaluate the independence of independent directors;

○	appoint the chairmen of the corporate practices and audit committees;

○	decide on the use of the company’s profit, if any;

○	if applicable, determine the maximum amount of resources that may be used for the acquisition of its own shares;

○	approve the execution of transactions whether simultaneously or subsequently by the company or the legal entities it controls within the same fiscal year that may be considered as one and the same transaction that the company when they represent 20% or more of the consolidated assets of the company, based on figures corresponding to the close of the immediately preceding quarter, regardless of the way in which they are applied. Stockholders holding shares with limited or restricted voting rights may vote at such meetings; and

○	any other matter that shall be convened with by the general ordinary meeting in accordance with applicable law or that is not specifically reserved for an extraordinary meeting.

●	An extraordinary shareholders’ meeting shall approve:

○	extension of the company’s term;

○	anticipated dissolution of the company;

○	any increase or decrease in the capital stock of the company;

○	any amendment in the company’s corporate purpose;

○	any change in the company’s nationality;

○	the company’s change in any other type of entity or company;

○	any merger;

○	issuance of shares different than ordinary shares and bonds;

○	redemption of shares; and

○	any amendment to the company’s by-laws.

Directors

●	The board of directors shall have between 9 (nine) members and not more than 21 (twenty-one).

●	Any shareholder or group of shareholders that have 10% of the capital stock of the company may appoint one member of the board of directors.

●	The members of the board shall hold office for one year or until the shareholders that have appointed them revoke such appointment. The directors may be reelected as many times as deemed convenient and shall continue in office until their successors have been appointed and taken office.

●	Directors do not have to be independent.

Fiduciary Duties

●	Members of the board owe fiduciary duties in accordance with the Securities Market Law and in the applicable provisions of the stock exchange in which the shares are listed as follows:

○	The members of the board of directors must act in accordance with the duty of loyalty provided in the Securities Market Law and in the applicable provisions of the stock exchange in which the shares are listed. The directors and the secretary, in the event they have a conflict of interest, must abstain from participating in the relevant matter and from being present in the deliberation and voting of said matter, without it affecting the quorum required for the installation of the board.

○	The members of the board of directors must act in accordance with the duty of care. For such purposes, they shall have the right to request, at any time and in accordance with the terms they deem appropriate, information from the company’s officers and the legal entities controlled by the company.

○	The breach of any director to his duty of care shall make him jointly and severally liable with other directors who have breached their duty of care or are responsible, for the damages and losses caused to the company, which shall be limited to direct damages and losses, but not punitive or consequential, caused to the company and to the events in which such director acted fraudulently, in bad faith, with gross negligence or unlawfully.

Shareholders’ Derivative Actions

●	The liability resulting from the breach of the duty of care or the duty of loyalty shall be exclusively in favor of the company or of the legal entity controlled by it or over which it has a significant influence and may be exercised by the company or by the stockholders who, individually or jointly, hold ordinary shares or shares with limited voting rights, restricted or without voting rights, representing 15% or more of the corporate capital in accordance with the provisions of Article 16 of the Securities Market Law.

●	The members of the board of directors shall not incur in liability for damages caused to the company or to the legal entities it controls, when a director acts in good faith.

Indemnification of Directors and Officers

●	The company shall indemnify and hold harmless the members and the secretary of the board of directors, any of the members of the company’s committees, and the relevant officers of the company, in connection with any liability arising from the performance of their duties, including any indemnification for any damage or injury, the necessary amounts to reach any settlement, and any fees and expenses incurred by such persons in connection with the above. Such indemnity shall not apply if any of such persons incurred or committed fraudulent acts, unlawful acts or omissions, or acted in bad faith.

Inspection of Books and Records

●	Members of the general public, on payment of a nominal fee, can obtain copies of the public records of the company available at the Public Registry of Commerce, which will include an extract of the company’s articles of incorporation with the initial capital stock and any increase in its fixed portion, the initial stockholders and members of the Board, as well as any merger, dissolution or liquidation provision.

●	Any person that is registered as a stockholder in the company’s stockholder registry book can inspect, with prior written notice to the company, any of the company’s books or records.

Anti-takeover Protections

The Board of Directors needs to approve, with at least 66% of its Members present in a duly conveyed meeting and with at least 66% of its Members favorable vote, any change in Control of the Betterware or the transfer of the 20% or more of Betterware’s shares. Such change of Control or transfer must be notified to Betterware and Betterware’s shareholders.

The Board of Directors must approve the transfer within the following 90 calendar days after having all documentation the Board deems necessary for its consideration and approval.

In the event the Board of Directors authorizes the transaction, in addition to the Board approval, prior to the closing of the transaction, the person asking for the Board’s approval shall make a tender offer for 100% of the outstanding capital stock of the Company, at a price payable in cash not less than the highest of the following:

●	the book value per share, in accordance with the latest quarterly financial statements approved by the Board of Directors and presented to the National Banking and Securities Commission or to the applicable securities exchange; or

●	the highest closing price per share with respect to transactions in the securities exchange where the shares are placed, published in any of the 365 days prior to the date of the application filed or the authorization granted by the Board of Directors; or

●	the highest price paid with respect to the purchase of any shares, during the 365 days immediately before sending of the request or the authorization granted by the Board of Directors.

In each of these cases (items (i) to (iii) above), a premium equal to or greater than 15% shall be paid in respect of the price per share payable in connection with the requested transaction, it the understanding that the Board of Directors may modify, upwards or downwards, the amount of such premium, taking into account the opinion of a reputable investment bank.

The public tender offer must be completed within 90 days of the date of the Board of Directors’ authorization, on the understanding that such term may be extended for an additional period of 60 days if the applicable governmental authorizations continues to be pending on the date of expiration of the initial term referred to above.

In the event that the Board of Directors receives on or before closing, an offer from a third party, requesting to make the acquisition of at least the same number of shares, on better terms for the stockholders or holders of shares of Betterware, the Board of Directors shall have the capacity to consider and, if applicable, authorize such second request, revoking the authorization previously granted.

If the transaction is not (i) an acquisition representing the 20% of the capital stock of Betterware, or (ii) a change of Control, it shall be registered in Betterware’s Shares Registry Book once authorized by the Board of Directors.

In the event the Board of Directors rejects the transaction, the Secretary of the Board shall summon, within a period of 10 calendar days following such rejection (or within 20 calendar days prior to the termination of the term for the Board of Directors to decide on such request), to a General Ordinary Stockholders’ Meeting at which the shareholders may, by the simple majority of the votes of the outstanding shares, ratify the decision of the Board of Directors or revoke such decision. In such case, the shareholders’ resolution shall be deemed as final and shall replace any prior rejection by the Board of Directors.

“Control” means in respect of any person, through a person or group of persons, (i) the power to impose, directly or indirectly, by any means, resolutions or decisions, or to veto or prevent such resolutions or decisions from being taken, in any sense, at General Shareholders Meetings, or to appoint or remove the majority of the directors, administrators, managers or their equivalents of said person; (ii) maintain the ownership of any class of shares or rights related thereto which permit, directly or indirectly, the exercise of voting rights in respect of more than 50% of the shares, of whatever nature, with voting rights of such person, and/or (iii) the power to direct, determine, influence, veto or impede, directly or indirectly, the policies and/or decisions of the Board of Directors or of the management, strategy, activities, operations or principal policies of such person, whether through ownership of shares, by contract or agreement, written or oral, or by any other means, regardless of whether such control is apparent or implied.

A copy of the Articles of Association, as amended, is furnished under Item 19. “Exhibits”.

C.	MATERIAL CONTRACTS

With the exception of the material agreements described in “Item 7.B Related Party Transactions-Agreements with Major Shareholders” and those executed in connection with the Business Combination, explained elsewhere in this annual report, all contracts concluded by the Company during the two years preceding the date of this annual report were entered into in the ordinary course of business.

D.	EXCHANGE CONTROLS

None.

E.	TAXATION

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary is based upon U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”) final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect.

As used herein, the term U.S. Holder means a beneficial owner of one or more of our ordinary shares:

●	that is for U.S. federal income tax purposes one of the following:

○	an individual citizen or resident of the United States,

○	a corporation created or organized in or under the laws of the United States or any political subdivision thereof, or

○	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

○	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

●	who holds the ordinary shares as capital assets for U.S. federal income tax purposes;

●	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and

●	whose holding is not effectively connected with a business carried on through a permanent establishment in Mexico.

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of our ordinary shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

This summary also does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates or former long-term residents of the United States, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, persons holding ordinary shares as part of a straddle, hedging, conversion or other integrated transaction, controlled foreign corporations or passive foreign investment companies, persons who are required to accelerate the recognition of any item of gross income with respect to the shares of the Company as a result of such income being recognized on an applicable financial statement; persons who acquired their ordinary shares pursuant to the exercise of employee shares options or otherwise as compensation, entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. An entity or arrangement treated as a partnership for U.S. federal income tax purposes, or partner in a partnership, is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares.

Except as otherwise noted, this summary assumes that the Company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, which the Company believes to be the case. The Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

Potential investors in our ordinary shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of our ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of distributions

Distributions received by a U.S. Holder on ordinary shares, including the amount of any Mexican taxes withheld, generally will constitute foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Mexican taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC (defined below) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The ordinary shares are listed on Nasdaq, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends received on ordinary shares will be treated, for United States foreign tax credit purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on ordinary shares. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Mexican taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation upon sale or other disposition of ordinary shares

A U.S. Holder generally will recognize U.S. source capital gain or loss on the sale or other disposition of ordinary shares, which will be long-term capital gain or loss if the U.S. Holder has held such ordinary shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the ordinary shares sold or otherwise disposed of and the amount realized on the sale or other disposition.

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2018 taxable year and does not expect to be a PFIC for its 2019 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition of an ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge at the rates generally applicable to underpayments of tax payable in those years would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of ordinary shares to the extent such distribution exceeds 125% of the average of the annual distributions on ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares.

In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

A U.S. Holder who owns, or is treated as owning, PFIC stock during any taxable year in which the Company is a PFIC would generally be required to file IRS Form 8621 annually. Prospective purchasers should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Information reporting and backup withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. Holders that hold certain specified foreign financial assets in excess of $50,000 are subject to U.S. return disclosure obligations (and related penalties). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their ordinary shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial.

Payments of dividends and sales proceeds with respect to ordinary shares by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide a correct taxpayer identification number or certification that it is not subject to backup withholding. Certain U.S. Holders are not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of ordinary shares, including requirements related to the holding of certain foreign financial assets.

F.	DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at the Company’s website at http://ri.betterware.com.mx/. Such filings and other information on its website are not incorporated by reference in this annual report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following email address: ir@better.com.mx.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

We are exposed to market risks arising from our normal business activities, which mainly consists of exchange rate risk and interest rate risk. These market risks principally involve the possibility that fluctuations in exchange rates and interest rates will adversely affect the value of our financial assets and liabilities, or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Exchange Rate Risk

We undertake transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise from movements of the Mexican peso against the U.S. dollar. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of U.S. dollars denominated financial assets and financial liabilities as of December 31, 2019 is as follows:

	2019
Financial assets	US$	1,331
Financial liabilities		(16,095)
Net position	US$	(14,764)

As of December 31, 2019, we had no foreign currency-denominated borrowings.

Interest Rate Risk

Our interest rate risk arises from our financial borrowings. Borrowings issued at variable rates expose us to fair value interest rate risk and increases in interest expense when market interest rates increase, while the borrowings issued at a fixed rate expose us to fair value interest rate risk. We analyze our interest rate exposure on a dynamic basis, maintaining, pursuant to our general policy, an appropriate balance between fixed and variable rate borrowings, and by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies are applied. We believe that a variation in the interest rates would not affect our results of operation significantly.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Betterware’s warrants are quoted on the OTCQX market under the symbol “BWXMF.” Each warrant entitles the registered holder to purchase one Betterware share at a price of $11.50 per share, subject to adjustment as discussed below, and became exercisable on April 12, 2020. However, no warrants will be exercisable for cash unless Betterware has an effective and current registration statement covering the Betterware shares issuable upon exercise of the warrants and a current prospectus relating to such shares. During any period when Betterware shall have failed to maintain an effective registration statement, warrant holders may exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Betterware shares equal to the quotient obtained by dividing (x) the product of the number of Betterware shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Betterware shares for the five trading days ending on the trading day prior to the date of exercise. The warrants will expire on March 13, 2025, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Betterware may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time after the warrants became exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of Betterware shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to Betterware shares underlying such warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of Betterware’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If Betterware calls the warrants for redemption as described above, Betterware’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Betterware shares equal to the quotient obtained by dividing (x) the product of the number of Betterware shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of Betterware shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Betterware as successor to DD3. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Betterware shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or Betterware’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Betterware shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Betterware, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Betterware shares and any voting rights until they exercise their warrants and receive Betterware shares. After the issuance of Betterware shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Under the terms of the Warrant Agreement, Betterware is required to use its best efforts to keep a prospectus relating to Betterware shares issuable upon exercise of the warrants current until the expiration of the warrants. However, we cannot assure you that Betterware will be able to do so and, if Betterware does not maintain a current prospectus relating to the Betterware shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants for cash and Betterware will not be required to net cash settle or cash settle the warrant exercise.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of Betterware shares outstanding.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for implementing disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such information is necessary for our officers who certify the Company’s financial reports and for other members of senior management and the CEO and CFO as appropriate to allow timely decisions regarding required disclosure. Because of these inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO oversee and review all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. These executives meet at regular intervals in order to review all data. Our CEO and CFO conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2019. Based upon our most recent evaluation, our CEO and CFO has concluded that our disclosure controls and procedures were not effective as of December 31, 2019 due to the existence of material weaknesses in our internal controls over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

We are in the process of implementing Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The material weaknesses are related with the five components of COSO we are implementing, particularly regarding the documentation required to evidence the existence and effectiveness of the associated controls as follows: (i) our control environment, as we did not maintain evidence of an effective control environment to enable the identification and mitigation of risks of accounting errors, (ii) our risk assessment, as we did not design and implement an effective risk assessment to identify and communicate appropriate objectives and fraud, and identifying and assessing changes in the business that could affect our system of internal controls, (iii) our control activities, as we did not design and implement effective control activities to adequately select and develop control activities and objectives for information and related technologies (COBIT), (iv) our information and communication, as we did not have sufficient documentation to evidence the processes and controls in place to ensure the adequate review over financial reporting, including journal entries, as well as the identification and evaluation of the severity of internal control deficiencies, including material weaknesses and (v) our monitoring activities, as we did not have the evidence to support the effectiveness of monitoring controls to ascertain whether the components of internal control are present and functioning.

Our remediation activities are ongoing and we will continue our initiatives to hire and train competent personnel, effectively implement our internal controls over financial reporting and further document our policies, procedures, and internal controls. We will also test the ongoing operating effectiveness of the new and existing controls in future periods; however, the material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, we have not completed all remediation efforts. Accordingly, as we continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above, we have and will continue to perform additional procedures prescribed by management, including the use of manual mitigating control procedures and employing any additional tools and resources deemed necessary to ensure that our consolidated financial statements are fairly stated in all material respects.

Additionally, in connection with the preparation of our combined financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017, material weaknesses in internal controls over our financial reporting were identified. The material weaknesses were related to (i) lack of management review regarding the identification and (ii) assessment of the proper accounting of unusual significant transactions and inappropriate design of internal controls related to the provision of promotional points, both as a result of the lack of expertise with respect to the application of IFRS. During 2019, we implemented changes in our internal controls as described further in Item 15D.

Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the combined financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS. Additionally, the material weaknesses did not result in any restatements of our combined financial statements or disclosures for any prior period.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

B.	MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include an annual assessment on internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. For so long as we qualify as an “emerging growth company” as defined under the JOBS Act, our independent registered accounting firm is not required to issue an attestation report on our internal control over financial reporting.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2019, we implemented certain changes in our internal control over financial reporting to begin to address our material weaknesses, which include:

●	For the assessment of the proper accounting of unusual significant transactions, hired an expert firm for the valuation of the relationship it has with Distributors at the time of Betterware’s merger with Strevo Holdings, S.A. de C.V. The corresponding accounting adjustments were made;

●	For the inappropriate design of internal controls related to the provision of promotional points, documented the calculation policy for the provision of promotional points, which is adjusted every quarter end according to such policy. Betterware’s commercial intelligence and finance departments are involved, and there is a review procedure in place;

●	For the recognition of derivative financial instruments, initiated mark to market valuations at the end of each quarter so that the financial statement figures disclose the market value of the open positions of financial instruments. A calculation and review procedure was documented;

●	Added employees with extensive IFRS accounting standards experience to our finance and accounting team in order to comply with our financial reporting requirements, including a Control Risk Manager, Financial Planning Director, and other Internal Reporting staff; and

●	Recently implemented an independent Internal Audit Department with the sole purpose of reviewing and validating the processes and policies of Betterware, including newly implemented IFRS financial reporting standards, to ensure full compliance, identify potential risks and design mitigation plans for those identified potential risks.

ITEM 16.	Reserved

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that Joaquin Gandara Ruiz Esparza qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

We have a Code of Ethics that applies to all directors, officers and employees of Betterware, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

The following table sets forth the fees billed to us by KPMG Cárdenas Dosal, S.C., during the fiscal year ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019	2018
	(in thousands of MX$)
Audit fees	6,246	640
Audit related fees	1,826	-
Other fees	459	101
Total(1)	8,531	741

(1) The fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu Limited were made primarily in 2020.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the combined financial statements of the Company and the statutory financial statements of the Company and its subsidiary.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the combined financial statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiary included in the Company’s registration statements on Form F-1 and Form F-4.

Other Fees

Other fees were paid for transfer pricing services and social security compliance.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors in its charter.

Under the policy, the audit committee makes its recommendations through the Board of Directors to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 23, 2019, our board of directors dismissed KPMG Cárdenas Dosal, S.C as our auditors. We approved the appointment of Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited, as our independent registered public accountant. At the recommendation of our board of directors, the resolution to change accountants was approved by our shareholders on December 23, 2019.

During the two fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through December 23, 2019, there were no disagreements with KPMG on: (i) any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and/or (ii) reportable events, including the material weakness described in Item 15 “Controls and Procedures”, for which KPMG had duly communicated to management and the audit committee.

The audit reports of KPMG on the combined financial statements of Betterware de Mexico, S.A.P.I. de C.V (formerly Betterware de Mexico, S.A. de C.V.) and BLSM Latino América Servicios, S.A. de C.V. (collectively, the “Group”) as of December 31, 2018 and for the years ended December 31, 2018 and 2017 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the most recent fiscal year and through the date of filing of this annual report on Form 20-F, neither the Company nor anyone on its behalf has consulted with Deloitte regarding either the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Group’s combined financial statements, and either a written report was provided to the Company or oral advice was provided that the new external auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or regarding any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) or a reportable event (as defined in Item 16F(a)(1)(v)).

As required by Item 16F, the Company has provided KPMG with a copy of the foregoing disclosures and requested KPMG to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether KPMG agrees with the statements made by the Company in response to this Item 16F and, if not, stating the respects in which it does not agree. The letter from KPMG, dated May 1, 2020, in which KPMG acknowledges the statements made by the Company in response to this Item 16F, is provided as Exhibit 15.1 of this annual report on Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to Rule 5615(a)(3) of Nasdaq Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the Nasdaq listing standards. Our corporate governance practices are governed by Mexican Law and our articles of association. As a Mexican company listed on Nasdaq, we are not required to comply with all of the corporate governance listing standards of Nasdaq. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by Nasdaq but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by Nasdaq (provided that our corporate governance practices may differ in non-material ways from the standards required by Nasdaq that are not detailed here):

Nasdaq Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent and directors deemed independent must be identified in a listed company’s proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 5605(b)(1), 5615(c)(1) & (c)(2).

Director Independence. Our shareholders are required to appoint the members of our board of directors comprised by at least 9 members and no more than 21 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and relatives of such persons.

Executive Sessions. Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 5605(b)(2).	Executive Sessions. Non-management directors are not required to meet in executive sessions without management.

Nominating Committee. Director nominees must be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. “Controlled companies” are exempt from this requirement. Rules 5605(e). As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Nominating Committee. We are not required to have a nominating committee. However, we maintain a compensation committee which may, among other things, submit proposals to our board of directors in respect of the appointment of principal officers, the inaction, amendment or formation of incentive plans for officers and compensation of officers within the first four corporate levels.

Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations.

Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 5605(d)(1)(B) & 5615(c)(2). As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

Compensation Committee. We are not required to have a compensation committee. However, we maintain an Audit and Best Practices Committee that makes proposals to the board of directors in respect of compensation of officers within the first four corporate levels.

NASDAQ Standards	Our Corporate Governance Practices

Audit Committee. Audit committee satisfying the independence and other requirements of Exchange Act Rule 10A-3 and the more stringent requirements under the Nasdaq standards is required. Rule 5605(c)(1).

Audit Committee. We have an Audit and Best Practices Committee comprised of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Exchange Act Rule 10A-3. Our Audit and Best Practices Committee operates primarily pursuant to Mexican Securities Market Law and our by-laws.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 5635(c).

Equity Compensation Plans. Shareholder approval is required for the adoption and amendment of an equity-compensation plan based upon the recommendation of our board of directors and the opinion of our Audit and Best Practices Committee.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 5635(a)(2), (b) & (d)(1-2).

Shareholder Approval for Issuance of Securities. Mexican law and our by-laws require our shareholders to authorize any share issuance. Any issuance of shares is subject to mandatory preemptive rights, except in the event of a public offering and other limited circumstances. Shares issued that have cleared preemptive rights or that are the subject of public offerings, may be allocated as a result of a resolution from our directors. Shares repurchased by us in the open market may be placed again based upon resolutions by our directors.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 5610.

Code of Business Conduct and Ethics. We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel.

Conflicts of Interest. Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 5630(a-b).

Conflicts of Interest. In accordance with Mexican law and our by-laws, our board of directors is required to approve, on a case-by-case basis, transactions involving a conflict of interest (other than transactions in the ordinary course of business that satisfy our procedures), based upon the opinion of our corporate governance committee, that may request the opinion of a third-party expert. Pursuant to the Mexican Securities Market Law, our board of directors may establish guidelines regarding related party transactions that do not require the board of directors’ approval.

Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to Nasdaq. Rule 5620(b).

Solicitation of Proxies. We are required under Mexican law to solicit proxies and provide proxy materials for meetings of shareholders. In accordance with Mexican law and our by-laws, we are also required to inform shareholders of all meetings by notice provided in newspapers of wide distribution in Mexico, and which specify the requirements for admission to the meeting, provides a mechanism by which shareholders can vote by proxy, and makes proxies available. At this point, shareholders that are Mexican investors and are entitled to vote, may attend a shareholders’ meeting and cast votes at such meeting. However, the Company may issue from time to time non-voting shares.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

(a)	Financial Statements

ITEM 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit
Number	Description

1.1.	Articles of Association of Betterware de México, S.A.P.I. de C.V.
8.1.	List of Subsidiaries.
11.1.	English Translation of the Company’s Code of Ethics.
12.1.	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2.	Certification of Gustavo Rodarte, Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1.	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2.	Certification of Gustavo Rodarte, Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Letter, dated May 1, 2020, from KPMG Cárdenas Dosal, S.C to the Securities and Exchange Commission

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase
101.PRE	XBRL Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Betterware de México, S.A.P.I. de C.V.

	By:	/s/ Luis Campos
	Name:	Luis Campos
	Title:	Board Chairman
Dated: May 4, 2020

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and BLSM Latino

América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and Report of Independent Registered Public Accounting Firm dated May 4, 2020

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and BLSM Latino

América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and report of Independent Registered Public Accounting Firm’s

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Betterware de México, S.A.P.I. de C.V.

(formerly Betterware de México, S.A. de C.V.) and BLSM Latino América Servicios, S.A. de C.V.

Opinion on the Combined Financial Statements

We have audited the accompanying combined statement of financial position of Betterware de México, S.A.P.I. de C.V. and BLSM Latino América Servicios, S.A. de C.V. (collectively the “Group”) as of December 31, 2019, the related combined statements of profit and loss and other comprehensive income, changes in parent investment, and cash flows, for the year then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The combined financial statements of the Group for the years ended December 31, 2018 and 2017, before the effects of the adjustments to retrospectively apply the issuance of shares discussed in Note 22 to the combined financial statements, were audited by other auditors whose report, dated September 27, 2019, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2018 and 2017 combined financial statements to retrospectively apply the retrospective application of the shares issued in 2020 as part of the reorganization on the presentation of earnings per share as discussed in Note 22 to the financial statements. Our procedures included (1) comparing the amounts shown in the earnings per share disclosures for 2018 and 2017 to the Group’s underlying accounting analysis, (2) comparing the previously reported shares outstanding and statement of profit and loss amounts per the Group’s accounting analysis to the previously issued combined financial statements, and (3) recalculating the additional shares to give effect to the stock issuance and testing the mathematical accuracy of the underlying analysis. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2018 and 2017 combined financial statements of the Group other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2018 and 2017 combined financial statements taken as a whole.

Basis of preparation

As discussed in Note 2a to the combined financial statements, the financial statements have been presented on a combined basis because both entities are under common control.

Emphasis of a Matter

We draw attention to Note 28g of the combined financial statements, which describes the effects of the new outbreak of coronavirus disease (“COVID-19”) after the reporting period.

Basis for Opinion

These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group´s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/ C.P.C. Ramón Alvarez Cisneros

Guadalajara, Jalisco, Mexico

May 4, 2020

We have served as the Company’s auditor since 2019.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.):

Opinion on the Combined Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the issuance of shares described in Note 22, the accompanying combined statements of financial position of Betterware de México, S.A.P.I. de C.V. and BLSM Latino América Servicios, S.A. de C.V. (collectively, the Group) as of December 31, 2018, the related combined statements of profit or loss and other comprehensive income, net parent investment, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the combined financial statements). The 2018 and 2017 combined financial statements before the effects of the adjustments described in Note 22 are not presented herein. In our opinion, the combined financial statements, before the effects of the adjustments to retrospectively apply the issuance of shares described in Note 22, present fairly, in all material respects, the financial position of the Group as of December 31, 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the issuance of shares described in Note 22, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis of Preparation

As discussed in Note 2a to the combined financial statements, the financial statements have been presented on a combined basis because both entities are under common control.

Basis for Opinion

These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting standards used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

We served as the Group’s auditor from 2002 to 2019.

/s/ KPMG Cárdenas Dosal, S.C.

Member firm of KPMG International Coperative

Guadalajara, México.
September 27, 2019.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and

BLSM Latino América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined statements of financial position

As of December 31, 2019 and 2018

(In Thousands of Mexican pesos)

Assets	Note	2019	2018

Current assets:
Cash and cash equivalents	5	$213,697	$177,383
Trade accounts receivable, net	6, 20	247,087	198,776
Accounts receivable from related parties	23	610	-
Inventories	7	345,554	302,206
Prepaid expenses	8	53,184	42,283
Other assets	9	20,574	9,202
Total current assets		880,706	729,850

Non-current assets:
Property, plant and equipment, net	10	207,350	42,972
Right of use assets, net	13	23,811	-
Deferred income tax	16	5,082	-
Intangible assets, net	12	310,965	312,099
Goodwill	11	348,441	348,441
Other assets	5, 9	13,371	24,236
Total non-current assets		909,020	727,748

Total assets		$1,789,726	$1,457,598

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and

BLSM Latino América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined statements of financial position

As of December 31, 2019 and 2018

(In Thousands of Mexican pesos)

Liabilities and net parent investment	Note	2019	2018

Current liabilities:
Borrowings	15	$148,070	$90,691
Accounts payable to suppliers	14	529,348	445,241
Accrued expenses		54,456	36,706
Provisions	17	46,689	38,986
Income tax payable		34,709	29,016
Value added tax payable		30,299	17,624
Dividends payable	21	-	64,955
Statutory employee profit sharing		5,006	2,716
Lease liability	13	14,226	-
Derivative financial instruments	18	15,555	8,509

Total current liabilities		$878,358	$734,444

Non-current liabilities:
Employee benefits	19	$1,630	$1,355
Derivative financial instruments	18	16,754	8,120
Deferred income tax	16	78,501	70,627
Lease liability	13	10,358	-
Borrowings	15	529,643	562,788
Total non-current liabilities		636,886	642,890

Total liabilities		1,515,244	1,377,334

Net Parent investment	21	274,482	80,264

Contingencies	27

Total liabilities and Net Parent investment		$1,789,726	$1,457,598

(Concluded)

See accompanying notes to combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and

BLSM Latino América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined statements of profit or loss and other comprehensive income

For the years ended December 31, 2019, 2018 and 2017

(Thousands of Mexican pesos)

	Note	2019	2018	2017

Net revenue	24	$3,084,662	$2,316,716	$1,449,705

Cost of sales	7	1,280,829	958,469	558,105

Gross profit		1,803,833	1,358,247	891,600

Administrative expenses	24	319,133	249,148	204,555
Selling expenses	24	551,300	454,016	291,834
Distribution expenses	24	121,155	103,336	64,349
		991,588	806,500	560,738

Operating income		812,245	551,747	330,862

Financing income (cost):
Interest expense		(85,429)	(86,343)	(118,205)
Interest income		7,028	6,707	20,754
Unrealized loss in valuation of financial derivative instruments	18	(15,680)	(16,629)	-
Foreign exchange (loss) gain, net		(13,330)	(6,036)	71,214
		(107,411)	(102,301)	(26,237)

Income before income taxes		704,834	449,446	304,625

Income taxes:
Current	16	229,900	158,545	92,209
Deferred	16	2,792	(8,366)	4,742
		232,692	150,179	96,951

Net income for the year		472,142	299,267	207,674

Other comprehensive income items:
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of taxes	19	76	165	(115)

Total comprehensive income for the year		$472,218	$299,432	$207,559

Basic and diluted earnings per common share (pesos)	22	$15.63	$9.91	$6.88

See accompanying notes to combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and

BLSM Latino América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined statements of changes in net parent investment

For the years ended December 31, 2019, 2018 and 2017

(Thousands of Mexican pesos)

	Note	Net parent investment

Balance as of January 1, 2017		$58,702

Effects from the merger	21	(87,484)

Total comprehensive income for the year		207,559

Balance as of December 31, 2017		178,777

Capital stock reduction	21	(97,866)

Dividends declared	21	(300,079)

Total comprehensive income for the year		299,432

Balance as of December 31, 2018		80,264

Dividends declared	21	(278,000)

Total comprehensive income for the year		472,218

Balance as of December 31, 2019		$274,482

See accompanying notes to combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and

BLSM Latino América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(Thousands of Mexican pesos)

	2019	2018	2017

Operating activities:
Net income for the year	$472,142	$299,267	$207,674
Adjustments for:
Income tax expense	232,692	150,179	96,952
Depreciation and amortization of non-current assets and right of use assets	38,394	25,962	24,209
Interest expense recognized in profit or loss	85,429	86,343	118,205
Interest income recognized in profit or loss	(7,028)	(6,707)	(20,754)
Gain on disposal of equipment	-	(11,970)	1,807
Unrealized foreign exchange gain	-	-	(57,626)
Unrealized loss in valuation of financial derivative instruments	15,680	16,629	-
	837,309	559,703	370,467
(Increase) decrease in:
Trade accounts receivable	(48,311)	(50,843)	(28,761)
Trade accounts receivable from related parties	(610)	22	135
Inventory	(43,348)	(160,312)	(34,807)
Prepaid expenses and other assets	(40,263)	(31,329)	(9,345)
Increase (decrease) in:
Accounts payable to suppliers and accrued expenses	101,857	238,927	80,112
Provisions	7,703	(3,496)	(1,094)
Value-added tax payable	12,675	(2,909)	4,490
Statutory employee profit sharing	2,290	1,470	(282)
Employee benefits	351	308	184
Income taxes paid	(224,207)	(213,327)	(8,411)
Net cash provided by operating activities	605,446	338,214	372,688

Investing activities:
Payments for property, plant and equipment	(182,625)	(21,268)	(33,668)
Proceeds from disposal of property, plant and equipment	-	28,110	368
Interest received	7,028	6,707	1,788
Net cash (used in) provided by investing activities	(175,597)	13,549	(31,512)

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and

BLSM Latino América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Combined statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(Thousands of Mexican pesos)

	2019	2018	2017

Financing activities:
Proceeds from long-term debt	$104,500	$50,000	$589,798
Payments of debt	(83,041)	(35,085)	(743,787)
Interest paid	(82,654)	(85,159)	(142,431)
Restricted cash	22,940	(2,001)	(20,087)
Payments of leases	(12,325)	-	-
Dividends paid	(342,955)	(235,124)	-
Payments made to shareholders	-	(97,866)	-
Net cash used in financing activities	(393,535)	(405,235)	(316,507)

Increase (decrease) in cash and cash equivalents	36,314	(53,472)	24,669

Cash and cash equivalents at the beginning of year	177,383	230,855	206,186

Cash and cash equivalents at the end of year	$213,697	$177,383	$230,855

(Concluded)

See accompanying notes to combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.) and

BLSM Latino América Servicios, S.A. de C.V.

(Subsidiaries of Campalier, S.A. de C.V.)

Notes to combined financial statements

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Thousands of Mexican pesos, except shares and earnings per share expressed in pesos)

1.	Nature of business and significant events of 2019

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V., see Note 28c) (“Betterware”) is a direct-to-consumer selling company, focused on the home organization segment whose product portfolio includes home organization, kitchen preparation, food containers, among other categories (“Home Organization Products”). Betterware purchases these Home Organization Products and sells them through 9 (nine) catalogs issued throughout the year.

BLSM Latino América Servicios, S.A. de C.V., (“BLSM”) is a related party that provides administrative, technical and operating services to Betterware.

Betterware and BLSM (together hereinafter the “Group”) are companies incorporated in Mexico and carry out their operations in Mexico. The Group’s address, both its registered office and principal place of business, is Luis Enrique Williams 549, Parque Industrial Belenes Norte, Zapopan, Jalisco, México, C.P. 45150.

The ultimate parent company is Campalier, S.A. de C.V. (“Campalier”).

Significant events –

●	On August 5, 2019, Betterware and DD3 Acquisition Corp. (“DD3”, a publicly listed entity in the US and whose shares traded on the Nasdaq Capital Market (“Nasdaq”)), announced they had entered into a business combination agreement. As part of this transaction, DD3 would merge into Betterware through an exchange of shares with their respective shareholders and Betterware would survive as the acquiror. BLSM would become a wholly-owned subsidiary of Betterware. As the surviving entity and accounting acquiror, a selected number of shares of Betterware would become publicly listed on Nasdaq as a result of the transaction. The transaction closed on March 13, 2020 and Betterware issued shares to DD3’s shareholders and obtained cash of US$22,767 (Ps. 498,445) through the acquisition of DD3 and concurrently settled liabilities owed by DD3 and related transaction costs on such date, for net cash proceeds of US$7,519 (Ps. 181,734). Immediately after the transaction closed, on the same day, 2,040,000 shares of Betterware offered for subscription and payment under its initial public offering on Nasdaq were subscribed and paid for by different investors (see Note 28c).

●	During August 2019, the Group started building a distribution center which is estimated to be completed in the fourth quarter of 2020. As of December 31, 2019, payments related to this construction amounted to Ps. 165 million. The total investment is estimated to amount to Ps. 581 million.

●	On July 28, 2017, the Extraordinary General Shareholders’ Meeting agreed to merge Betterware, as a merging company, with Betterware Controladora, S.A. de C.V. and Strevo Holding, S.A. de C.V. (holding company and a related party, respectively), as merged companies. The merger was carried out based on the figures as of July 28, 2017, so as of that date, the merged entities ceased to exist. In accordance with the General Law of Commercial Companies, when the merger took effect, all of the assets, liabilities, rights, obligations, and liabilities of the merged companies were incorporated into the merging company, without reservations or limitations. As a result of this, Betterware’s assets decreased by Ps. 16,513, liabilities increased by Ps. 60,144 and stockholders’ equity decreased by Ps. 76,657 (see Note 21). The afore-mentioned transaction was accounted for as a pooling of interest between entities under common control, therefore, it was recognized by Betterware at the book value of the assets, liabilities and stockholders’ equity of the merged entities at the date of the merger.

2.	Significant accounting policies

a.	Basis of preparation

The combined financial statements include the financial statements of Betterware and BLSM (the “combined financial statements”). The Group prepares combined financial statements for the above-referred companies because it provides more meaningful information to the reader as both entities are complementary to the same operation, they are under common control and operate under common management. These combined financial statements were prepared for purposes of including them in the filing to the US Securities and Exchange Commission as a result of the merger transaction of 2020 described in Note 1.

Transactions among the combined companies and the balances and unrealized gains or losses arising from intra-group transactions have been eliminated in the preparation of the combined financial statements.

b.	Basis of accounting

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

c.	Basis of measurement

The combined financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value.

Functional and presentation currency

These combined financial statements are presented in Mexican pesos (“Ps.”), which is the Group’s functional currency. All financial information presented in Mexican pesos has been rounded to the nearest thousand (except where specified differently). When referring to U.S. dollars (“US$”), it is thousands of dollars of the United States of America.

Combined statement of profit or loss and other comprehensive income

The Group opted to present a single combined statement of profit or loss and comprehensive income, combining the presentation of profit and loss, including an operating profit line item, and comprehensive income in the same statement. Due to the commercial activities of the Group, costs and expenses presented in the combined statements of profit or loss and other comprehensive income were classified according to their function. Accordingly, cost of sales and operating expenses were presented separately.

d.	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist mainly of bank deposits and short-term investments in securities, highly liquid and easily convertible into cash in a period no longer than three months. Cash is stated at nominal value and cash equivalents are valued at fair value.  Any cash or cash equivalent that cannot be disposed of in less than three months is classified as restricted cash.

As of December 31 2018, restricted cash was classified within other non-current assets, which equaled one quarter of the interest accrued under the long term credit with MCRFP, S.A. de C.V. SOFOM, E.N.R. As of December 31, 2019, the Group does not maintain restricted cash (see Note 5) as the restriction was lifted during the year.

e.	Financial instruments

Financial assets and financial liabilities are recognized in the Group’s combined statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

f.	Financial assets

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).

Despite the foregoing, the Group may make the following irrevocable election/designation at initial recognition of a financial asset:

●	the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and
●	the Group may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

Foreign exchange gains and losses

The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Specifically, for financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss.

Impairment of financial assets

The Group always recognizes lifetime expected credit losses (“ECL”) for trade receivables. The expected credit losses on these financial assets are estimated using the simplified approach by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Write-off policy

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

g.	Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss to the extent that they are not part of a designated hedging relationship.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Financial liabilities measured subsequently at amortized cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘Foreign exchange (loss) gain, net’ line item in the Combined Statements of Profit or Loss and Other Comprehensive Income for financial liabilities that are not part of a designated hedging relationship.

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. For financial liabilities that are measured as at FVTPL, the foreign exchange component forms part of the fair value gains or losses and is recognized in profit or loss for financial liabilities that are not part of a designated hedging relationship.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification should be recognized in profit or loss as the modification gain or loss within other gains and losses.

h.	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts and interest rate swaps. Further details of derivative financial instruments are disclosed in Note 18.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the combined financial statements unless the Group has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

i.	Inventories and cost of sales

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on weighted-average. The net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

j.	Prepaid expenses

Prepaid expenses are mainly comprised of advanced payments for printed catalogs, as well as, advanced payments for the purchase of inventories that are received after the date of the combined statement of financial position and during the normal course of business, and they are presented in current assets in accordance with the classification of the destination item.

k.	Other assets

Other assets mainly include restricted cash (see Note 2d), inventory of rewards and rent security deposits. They are presented in current or non-current assets in accordance with the classification of the destination item.

Under the reward program, the Group grants reward points to its distributors for the recruitment of associates, while associates receive such points for the referral of new associates within a catalogue. These points are exchangeable for products that Betterware acquires from other suppliers, which are not related to a revenue contract. The points expire based on commercial terms established by the Group that can be modified at management’s discretion. Inventory of rewards mainly consist of certain products and items (in the form of rewards) that Betterware acquires with the purpose to encourage sales among the distributors and associates. Such inventory is acquired once the distributors and associates redeem the reward points that are granted by the Group so that the balance of inventory at each reporting period only relates to items already redeemed but not delivered. Inventory of rewards are recognized at cost of acquisition.

l.	Property, plant and equipment, net

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item have different useful lives, then they are accounted for as separate items (major components).

Depreciation is recognized using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation:

Molds	5 years
Vehicles	4 years
Computers and equipment	3 - 10 years
Leasehold improvements	3 years

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets (designated asset), which are assets that necessarily take a substantial period of time before they are available for their intended use, are added to the cost of those assets, until such time as the assets are available for their intended use. If any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

m.	Intangible assets

●	Brand

This is an intangible asset with an indefinite useful life and corresponds mainly to the value of the “Betterware” brand, which was transmitted to the Group through a merger with Strevo Holding, S.A. de C.V. (“Strevo”, an unrelated third party) on July 28, 2017. This intangible asset is subject to annual impairment testing, and whenever there is an indication that the asset may be impaired.

Additionally, the Group has incurred expenditures related to registration of trademark rights, which have a finite life. Such expenditures are amortized on a straight-line basis over their estimated useful lives which range from 10 to 30 years.

●	Relationship with customers

This is an intangible asset with a definite useful life of ten years and is being amortized on a straight line basis and corresponds to the value of the relationships with customers. It was transmitted to the Group through a merger with Strevo on July 28, 2017. This intangible asset is subject to impairment testing whenever there is an indication that the asset may be impaired.

●	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

n.	Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise, they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Any impairment is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

o.	Goodwill

Goodwill corresponds to the excess resulted between the consideration paid and the fair values of the net assets acquired at the date of acquisition paid by Betterware Latinoamérica Holding México, S.A. de C.V. (BLHM) and Strevo. Goodwill was generated by different legal entities and transmitted to the Group through the mergers carried out on November 30, 2002 and July 28, 2017, respectively (Note 11).

As disclosed in Note 11, Goodwill was transferred to the Group through mergers carried out on November 30, 2002 and July 28, 2017 with BLHM and Strevo, respectively, which was generated through the acquisition of shares of the Group in November 2002 and March 2015, respectively.

Goodwill is not amortized but is tested annually for impairment. Goodwill arising from a business combination is allocated to the cash generating unit (“CGU”) receiving a benefit from the synergies of the combination. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other long-lived assets in the CGU on a pro rata basis. An impairment loss in respect of goodwill is not reversed.

p.	Leases

Classification and valuation of leases under IAS 17, in effect through December 31, 2018

The Group as lessee

For the year ended December 31, 2018, the classification of leases as finance or operating depended on the substance of the transaction rather than the form of the contract.

Leases in which a significant portion of the risks and rewards relating to the leased property are retained by the lessor were classified as operating leases. Payments made under operating leases (net of incentives received by the lessor) were recognized in the combined statement of income based on the straight-line method over the lease period.

Leases where the Group assumes substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the beginning of the lease, at the lower of the fair value of the leased property and the present value of the future minimum lease payments. If its determination was practical, in order to discount the future minimum lease payments to present value, the interest rate implicit in the lease was used; otherwise, the incremental borrowing rate of the lessee was used.

For the year ended December 31, 2018, the Group had only entered into operating leases.

The Group as lessor

As of and for the year ended December 31, 2018, the Group did not maintain any leases as lessor.

Classification and valuation of leases under IFRS 16, in effect beginning January 1, 2019 (Note 3a)

The Group as lessee

The Group evaluates whether a contract is or contains a lease agreement at inception of a contract. A lease is defined as an agreement or part of an agreement that conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. The Group recognizes an asset for right-of-use and the corresponding lease liability, for all lease agreements in which it acts as lessee, except in the following cases: short-term leases (defined as leases with a lease term of less than 12 months); leases of low-value assets (defined as leases of assets with an individual market value of less than US$5,000 (five thousand dollars)); and, lease agreements whose payments are variable (without any contractually defined fixed payment). For these agreements, which exempt the recognition of an asset for right-of-use and a lease liability, the Group recognizes the rent payments as an operating expense in a straight-line method over the lease period.

The right-of-use asset comprises all lease payments discounted at present value; the direct costs to obtain a lease; the advance lease payments; and the obligations of dismantling or removal of assets. The Group depreciates the right-of-use asset over the shorter of the lease term or the useful life of the underlying asset; therefore, when the lessee will exercise a purchase option, the lessee shall depreciate the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Depreciation begins on the lease commencement date.

The lease liability is initially measured at the present value of the future minimum lease payments that have not been paid at that date, using a discount rate that reflects the cost of obtaining funds for an amount similar to the value of the lease payments, for the acquisition of the underlying asset, in the same currency and for a similar period to the corresponding contract (incremental borrowing rate). To determine the lease term, the Group considers the non-cancellable period, including the probability to exercise any right to extend and/or terminate the agreement.

Subsequently, the lease liability is measured increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and reducing the carrying amount to reflect the lease payments made.

When there is a modification in future lease payments resulting from changes in an index or a rate used to determine those payments, the Group remeasures the lease liability when the adjustment to the lease payments takes effect, without reassessing the discount rate. However, if the modifications are related to the lease term or exercising a purchase option, the Group reassesses the discount rate during the liability’s remeasurement. Any increase or decrease in the value of the lease liability subsequent to this remeasurement is recognized as an adjustment to the right-of-use asset to the same extent.

Finally, the lease liability is derecognized when the Group fulfills all lease payments. When the Group determines that it is probable that it will exercise an early termination of the contract that leads to a cash disbursement, such disbursement is accounted as part of the liability’s remeasurement mentioned in the previous paragraph; however, in cases in which the early termination does not involve a cash disbursement, the Group cancels the lease liability and the corresponding right-of-use asset, recognizing the difference immediately in the combined statement of profit or loss and other comprehensive income.

The Group as lessor

As of and for the year ended December 31, 2019, the Group does not maintain any leases as lessor.

q.	Foreign currency

In preparing the combined financial statements, transactions in currencies other than the Mexican Peso, which is the functional currency of the combined entities are recognized at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

r.	Employee benefits

Retirement benefits - Defined benefit obligations

The Group’s defined benefit obligations cover seniority premiums which consist of a lump sum payment of 12 day’s wage for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual cost of such benefits are calculated with the assistance of an independent actuary on the basis of formulas defined in the plans using the projected unit credit method at the end of each annual reporting period.

The Group’s net obligation with respect to the defined-benefit plan are calculated separately for each plan, estimating the amount of future benefit accrued by employees in return for their services in ongoing and past periods; that benefit is discounted to determine its present value, and the costs for the services that have not been recognized and the fair value of the plan assets are deducted. The discount rate is the yield at the reporting date of the government bonds that have maturity dates approximate to the maturities of the Group’s obligations which are denominated in the same currency in which benefits are expected to be paid (Mexican pesos).

Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

●	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);
●	Net interest expense or income; and
●	Remeasurements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if applicable), are recognized immediately in the liability against other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is never reclassified to profit or loss. Past service cost is recognized in profit or loss in the period in which a plan amendment or curtailment occurs, or when the Group recognizes the related restructuring costs or termination benefits, if earlier.

Short-term and other long-term employee benefits and statutory employee profit sharing (“PTU”)

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service. Likewise, a liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date.

Statutory employee profit sharing (“PTU”)

PTU is recorded in the results of the year in which it is incurred and is presented in operating expenses line item in the combined statement of profit or loss and other comprehensive income.

As a result of the 2014 Income Tax Law, as of December 31, 2019 and 2018, PTU is determined based on taxable income, according to Section I of Article 9 of the that Law.

Termination benefits

Termination benefits are recognized as an expense when the Group’s commitment can be evidenced, without real possibility of reversing, with a detailed formal plan either to terminate employment before the normal retirement date, or else, to provide benefits for termination as a result of an offer that is made to encourage voluntary retirement. If the benefits are payable no later than 12 months after the reporting period, then they are discounted at present value.

s.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

●	Current tax

Current income tax (“ISR”) is recognized in the results of the year in which is incurred.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Group supported by previous experience in respect of such activities.

●	Deferred income tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the combined financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

●	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

t.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions mainly include incentives granted to distributors and associates in the form of reward points, discounts and others such as compensations to employees (bonuses) not paid at the reporting date, professional services fees, among others.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Warranties

When the Group grants assurance-type warranties in contracts with customers, those rights to the customer are recognized in profit or loss in the cost of sales line item against a provision in the statement of financial position; however, when the Group provides its customers with service-type warranties, those are treated under the revenue recognition model as a performance obligation. For the years ended December 31, 2019 and 2018, the Group has not granted any service-type warranties to its customers.

Reward Points

Through its loyalty program (see note 2u), the Group also grants reward points to its distributors for the recruitment of associates, while associates receive such points for the referral of new associates within a catalogue. The loyalty program allows the Group’s distributors and associates to accumulate sales points which are exchangeable for products that are purchased from other retailers. Since these type of points also provide a benefit to distributors and associates that they would not receive without purchasing the Group’s products, this loyalty program represents a separate performance obligation, which is recognized as described in Note 2u.

u.	Revenue recognition

Revenues comprise the fair value of the consideration received or to receive for the sale of goods and services in the ordinary course of the transactions, and are presented in the combined statement of profit or loss, net of the amount of variable considerations (discounts and product returns). To recognize revenues from contracts with its customers, the Group applies a comprehensive model, which is based on a five-step approach consisting of the following: (1) identify the contract (verbal or written); (2) identify performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when the Group satisfies a performance obligation. The Group recognizes revenue at a point in time, when it transfers control over a product to a customer, which occurs when the customers take delivery of the products and formally accepts them.

The Group invoices its customers at the shipment date with payment terms between 15 and 30 days; customers are allowed to request for a product return only if the product has technical issues or physical damages. However, this right qualifies as an assurance-type warranty (and not a performance obligation) related to the functionality of the products sold, and therefore, it is recognized in accordance with the policy disclosed in Note 2t.

Discounts to distributors and associates are included in the invoice price and are presented in the net sales line item from the moment in which the customer acquires control of the products sold; thus, management does not perform estimates over discounts to be taken by the customers.

Loyalty program

The Group operates a loyalty program through which its distributors and associates accumulate points on sales of Betterware goods that entitle them to exchange the points for products the Group acquires from different suppliers. Since these points provide a benefit to distributors and associates that they would not receive without purchasing the Betterware products, this loyalty program represents a separate performance obligation.

Therefore, the transaction price is allocated between the product and the points on a relative stand-alone selling price basis. The stand-alone selling price per point is estimated based on the fair value of the product to be given when the points are redeemed by the distributors and associates and the likelihood of redemption, as evidenced by the Group’s historical experience. Additionally, a contract liability is recognized for revenue relating to the loyalty points at the time of the initial sales transaction, reducing the revenue recognized upon the initial sale of the goods. Revenue from the loyalty points is recognized when the points are redeemed by the customer and exchanged for the related products. Revenue for points that are not expected to be redeemed is recognized in proportion to the pattern of rights exercised by customers.

Variable considerations

The Group adjusts the transaction price according to the estimations that may result in a variable consideration. These estimates are determined according to the terms and conditions of the contracts with the customer, the history or the customer’s performance.

Contract costs

The Group capitalizes incremental costs to obtain a contract with a customer if it expects to recover those costs. However, the Group does not capitalize incremental costs if the amortization period for the asset is one year or less. For any other costs related to the fulfillment of a contract with a customer, that is not part of the revenue recognition, it is considered as an asset including all the costs incurred, only if such costs are directly related to an existing contract or specific anticipated contract and if those costs generate or enhance resources that will be used to satisfy performance obligations in the future and are expected to be recovered. The Group amortizes the asset recognized for the costs to obtain and/or fulfill a contract on a systematic basis, consistent with the pattern of transfer of the good to which the asset relates.

v.	Financing income and cost

Financing income (cost) are comprised of interest income, interest expense, the foreign currency gain (loss) on financial assets and financial liabilities; and gain (loss) in valuation of financial derivative instruments. Those are recognized in the combined statement of profit or loss and other comprehensive income when accrued.

w.	Contingencies

Significant obligations or losses related to contingencies are recognized when it is probable that their effects will materialize and there are reasonable elements for their quantification. If these reasonable elements do not exist, their disclosure is included qualitatively in the notes to the combined financial statements. Income, profits or contingent assets are recognized until such time as there is certainty of their realization.

x.	Common control transactions

The Group has established as its accounting policy choice to recognize transactions under common control at the book value of the assets and liabilities acquired or involved in the common control transaction (either acquisition or disposition).

3.	Changes in significant accounting policies

a.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Group has applied a number of new standards and amendments to IFRSs issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective as of January 1, 2019.

New and amended IFRS Standards that are effective for the current year

IFRS 16 Leases

IFRS 16, Leases, supersedes IAS 17, Leases, and the related interpretations. This new standard brings most leases on balance sheet for lessees under a single model, eliminating the distinction between operating and financial leases, while the model for lessees remains without significant changes. IFRS 16 is effective beginning January 1, 2019, and the Group adopted the requirements utilizing the modified retrospective method, without restating prior years and recognizing a right-of-use asset and a lease liability of Ps. 22,393. In addition, management applied the practical expedient, provided by IFRS 16 at the transition date, that allows the creation of portfolios of contracts that are similar in terms, economic environment and characteristics of assets, and use a funding rate by portfolio to measure leases.

The application of IFRS 16 represents the following considerations on the combined statement of cash flows of the Group: a) short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liability are presented as part of operating activities; and b) cash paid for the interest portion of a lease liability is presented as financing activities, as well as cash payments for the principal portion for a lease liability. However, the adoption of IFRS 16 did not have any impacts on net cash flows.

The Group took the required steps to implement the changes that the standard represents in terms of internal control, tax and systems affairs, from the adoption date.

Additionally, the tables below show the amount of adjustment for each financial statement line item affected by the application of IFRS 16 for the current year.

Impact on profit or loss	December 31, 2019

Increase in depreciation of right-of-use asset	Ps.	13,098
Increase in finance costs		3,765

Decrease in profit for the year	Ps.	(16,863)

Impact on assets and liabilities	January 1, 2019

Right-of-use assets	Ps.	36,909
Lease liabilities		36,909

IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, Income taxes when there is uncertainty over income tax treatments. Uncertain tax treatments are tax treatments for which there is uncertainty over whether the relevant taxation authority will accept the tax treatment under tax law; in such a circumstance, the Group shall recognize and measure its current or deferred tax asset or liability by applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this Interpretation. The Group did not have any impacts in the adoption of this interpretation.

Other amendments to IFRS

In the current year, the Group has also considered and applied a number of amendments to IFRS issued by the IASB that are not applicable or significant but that are effective for an annual period that begins on or after 1 January 2019. Their adoption did not have any material impacts in the combined financial statements for the following amendments and improvements:

●	Amendments to IFRS 9 Prepayment Features with Negative Compensation
●	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures
●	Annual Improvements to IFRS 2015–2017 Cycle Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs
●	Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

New and revised IFRS Standards in issue but not yet effective

At the date of authorization of these combined financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective as of December 31, 2019; however, for the amendments effective from January 1, 2020 the Group already concluded on its adoption as follows:

Amendments to IFRS 3 Definition of a business

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. In addition, the amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application permitted. The Group did not have any impacts in the combined financial statements from the adoption of these amendments.

Amendments to IAS 1 and IAS 8 Definition of material

The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other standards and the conceptual framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Group did not have any impacts in the combined financial statements from the adoption of these amendments.

Amendments to the conceptual framework in IFRS

Together with the revised Conceptual Framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32. Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments that imply updates are effective for annual periods beginning on or after January 1, 2020, with early application permitted. The Group did not have any impacts in the combined financial statements from the adoption of these amendments.

Amendments to IFRS 9, IAS 39 and IFRS 7 Interest rate benchmark reform

The amendments in the Interest Rate Benchmark Reform deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and addresses the implications for specific hedge accounting requirements and disclosures in IFRS 9, IAS 39 and IFRS 7. The amendments also clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of the interest rate benchmark reform.

The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and must be applied retrospectively, with earlier application permitted. The Group did not have any impacts in the combined financial statements from the adoption of these amendments.

IFRS 17 Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance Contracts. IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach. The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.

The standard is effective for annual reporting periods beginning on or after 1 January 2021, with early application permitted. It is applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied. Amendments to IFRS 17 addresses concerns and implementation challenges that were identified after IFRS 17 was published. One of the main changes proposed is the deferral of the date of initial application of IFRS 17 by one year to annual periods beginning on or after January 1, 2022.

For the purpose of the transition requirements, the date of initial application is the start of the annual reporting period in which the entity first applies the standard, and the transition date is the beginning of the period immediately preceding the date of initial application. The Group is in the process of evaluating these requirements to conclude if it maintains any insurance contracts under the scope of the standard, that may represent an impact to its combined financial statements.

4.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 2, management of the Group is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The judgments, estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Management has exercised the following critical judgments in the process of applying its accounting policies, which is considered to have the most significant effect on the amounts recognized in the combined financial statements:

-	Contingencies

Management makes judgments and estimates in recording provisions for matters relating to claims and litigation. Actual costs may vary from estimates for several reasons, such as changes in cost estimates for resolution of complaints and disputes based on different interpretations of the law, opinions and evaluations concerning the amount of loss.

Contingencies are recorded as provisions when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. It is not practical to estimate sensitivity to potential losses if other assumptions were used to record these provisions, due to the number of underlying assumptions and the range of possible reasonable outcomes regarding potential actions by third parties, such as regulators, both in terms of loss probability and estimates of such loss.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The significant estimates impacting the Group’s combined financial statements are as follows:

-	Key assumptions used in impairment testing

The Group performs annual impairment testing on long-lived assets, for which key assumptions are used in the calculation of the recoverable amount (see Note 11). For impairment testing, goodwill is allocated to the cash-generating unit (“CGU”) from which the Group has considered that economic and operational synergies of business combinations are generated. The recoverable amounts of the CGU have been determined based on the calculations of their value in use, which require the use of estimates. The most significant of these estimates are as follows:

●	Estimates of future gross and operating margins, according to the historical performance and industry expectations of the CGU.

●	Discount rate based on the weighted average cost of capital (WACC) of the CGU.

●	Long-term growth rates.

-	Loyalty program and provision for reward points

The Group operates a loyalty program through which its distributors and associates accumulate points on sales of Betterware goods that entitle them to exchange the points for products the Group acquires from different suppliers. Since these points provide a benefit to distributors and associates that they would not receive without purchasing the Betterware products, this loyalty program represents a separate performance obligation.

Therefore, the transaction price is allocated between the product and the points on a relative stand-alone selling price basis. The stand-alone selling price per point is estimated based on the fair value of the product to be given when the points are redeemed by the distributors and associates and the likelihood of redemption, as evidenced by the Group’s historical experience. Additionally, a contract liability is recognized for revenue relating to the loyalty points at the time of the initial sales transaction. Revenue from the loyalty points is recognized when the points are redeemed by the customer and exchanged for the related products. Revenue for points that are not expected to be redeemed is recognized in proportion to the pattern of rights exercised by customers.

The Group also grants reward points to its distributors for the recruitment of associates, while associates receive such points for the referral of new associates within a catalogue. Since these points, which are exchangeable for products Betterware acquires from other suppliers are not related to a revenue contract, they are recognized in the statement of profit or loss within the selling expenses line item with the corresponding provision in the statement of financial position, when the distributor or associate earns them. The Group creates a provision for the rewards that are expected to be redeemed by its associates and distributors based on its experience and past history.

5.	Cash and cash equivalents

	2019		2018

Cash on hand in banks	Ps.	96,008	46,445

Time deposits		117,689	130,938

	Ps.	213,697	177,383

As of December 31, 2018, cash and cash equivalents balance excluded an amount of Ps. 22,088 of restricted cash derived from the credit with MCRF P, S.A. de C.V. SOFOM, E.N.R. The amount equaled one quarter of the interest accrued under the credit agreement (see Note 15) and was presented as non-current asset in the combined statement of financial position (see Note 9) and under financing activities in the combined statements of cash flows. As of December 31, 2019, there was no restricted cash as the bank waived the covenant for the remaining period of the loan.

6.	Trade accounts receivable

	2019		2018

Trade account receivables	Ps.	260,727	208,116

Expected credit loss		(13,640)	(9,340)

	Ps.	247,087	198,776

Trade accounts receivable from customers detailed above are measured at their amortized cost. The average related to the turnover of accounts receivable is 30 days. No interest is charged on outstanding trade receivables.

The Group always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. See Note 20 for information on exposure to credit and market risks.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the trade receivables are over one year past due, whichever occurs earlier. None of the trade receivables that have been written off is subject to enforcement activities.

The following table details the risk profile of trade receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

Trade receivables – days past due
December 31, 2019	Not past due		14-21	21 – 28	>28	Total

Expected credit loss rate		2%	20%	49%	42%
Estimated total gross carrying amount at default	Ps.	207,032	12,098	7,045	29,807	255,982
Expected credit loss	Ps.	3,950	2,454	3,477	12,634	22,515

Trade receivables – days past due
December 31, 2018	Not past due		14-21	21 – 28	>28	Total

Expected credit loss rate		1%	16%	37%	38%
Estimated total gross carrying amount at default	Ps.	194,366	13,794	5,681	33,438	247,279
Expected credit loss	Ps.	1,910	2,150	2,108	12,531	18,699

The following table shows the movement in lifetime ECL that has been recognized for trade and other receivables in accordance with the simplified approach set out in IFRS 9.

	Total

Balance as at January 1, 2018	Ps.	(4,333)
Expected credit loss		(18,699)
Amounts written off		13,692
Balance as at 31 December 2018		(9,340)
Expected credit loss		(22,515)
Amounts written off		18,215
Balance as at December 31, 2019	Ps.	(13,640)

7.	Inventories and cost of sales

	2019		2018

Finished goods	Ps.	224,025	215,812
Packing material		4,577	3,750
		228,602	219,562
Merchandise-in-transit		116,952	82,644
	Ps.	345,554	302,206

The cost of inventories recognized as an expense during the year in respect of continuing operations was Ps. 1,280,829, Ps. 958,469 and Ps. 558,105, for the years ended December 31, 2019, 2018 and 2017, respectively.

The cost of inventories recognized as an expense includes Ps. 14,273, Ps. 7,084 and Ps. 6,214 during 2019, 2018, and 2017, respectively, in respect of write-downs of inventory to net realizable value. Such write-downs have been recognized to account for obsolete inventories.

8.	Prepaid expenses

	2019		2018

Printed catalogs	Ps.	21,692	19,406
Advances to suppliers		12,973	11,471
Premiums paid in advance for insurance		9,628	8,948
Other		8,891	2,458

	Ps.	53,184	42,283

9.	Other assets

	2019		2018

Inventory of rewards	Ps.	13,315	8,667
Transaction costs of the merger		9,822	-
Other receivables		7,259	535
Rent security deposit		3,549	2,148
Restricted cash		-	22,088

		33,945	33,438

Current		20,574	9,202
Non-current		13,371	24,236

	Ps.	33,945	33,438

10.	Property, plant and equipment, net

	2019		2018

Acquisition cost	Ps.	305,874	123,249
Accumulated depreciation		(98,524)	(80,277)

	Ps.	207,350	42,972

Acquisition cost:	January 1, 2018		Additions	Disposals	December 31, 2018

Molds	Ps.	29,155	8,360	-	37,515
Vehicles		40,349	306	(39,053)	1,602
Computers and equipment		47,628	12,042	(30)	59,640
Leasehold improvements		23,932	560	-	24,492

	Ps.	141,064	21,268	(39,083)	123,249

Accumulated depreciation:	January 1, 2018		Depreciation expense	Eliminated on disposals	December 31, 2018

Molds	Ps.	(21,119)	(1,844)	-	(22,963)
Vehicles		(21,214)	(3,162)	22,930	(1,446)
Computers and equipment		(26,499)	(10,014)	13	(36,500)
Leasehold improvements		(15,070)	(4,298)	-	(19,368)

	Ps.	(83,902)	(19,318)	22,943	(80,277)

Acquisition cost:	December 31, 2018		Additions	Disposals	December 31, 2019

Land	Ps.	-	47,124	-	47,124
Molds		37,515	3,754	-	41,269
Vehicles		1,602	-	-	1,602
Computers and equipment		59,640	7,183	-	66,823
Leasehold improvements		24,492	5,390	-	29,882
Construction in progress		-	119,174	-	119,174

	Ps.	123,249	182,625	-	305,874

Accumulated depreciation:	December 31, 2018		Depreciation expense	Eliminated on disposals	December 31, 2019

Molds	Ps.	(22,963)	(2,685)	-	(25,648)
Vehicles		(1,446)	(59)	-	(1,505)
Computers and equipment		(36,500)	(11,503)	-	(48,003)
Leasehold improvements		(19,368)	(4,000)	-	(23,368)

	Ps.	(80,277)	(18,247)	-	(98,524)

Depreciation expense is included in administrative expenses line in the combined statement of profit or loss and other comprehensive income.

No impairment losses have been determined.

In December 2018, the Group obtained a secured line of credit with Banco Nacional de México, S.A. (Banamex), for up to Ps. 400,000 to build the Group’s new corporate headquarters and distribution center (Note 15). For the year ended December 31, 2019, the Group capitalized borrowing costs in the amount of Ps. 9,284 directly related to the distribution center.

11.	Goodwill

	January 1, 2018		Additions	Disposals	December 31, 2018

Cost	Ps.	348,441	-	-	348,441

	December 31, 2018		Additions	Disposals	December 31, 2019

Cost	Ps.	348,441	-	-	348,441

Goodwill corresponds to the excess resulted between the consideration paid and the fair values of the net assets acquired at the date of acquisition paid by BLHM and Strevo as mentioned in Note 2o. Goodwill was generated by different legal entities and transmitted to the Group through the mergers carried out on November 30, 2002 and July 28, 2017, respectively.

For the purposes of impairment testing, goodwill has been allocated to one CGU. The recoverable amount of the CGU was based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The values assigned to the key assumptions represent management´s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

At December 31, 2019 and 2018, the estimated recoverable amount of the CGU exceeded its carrying amount.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both internal and external sources.

In percent	2019	2018
Discount rate	12.4	15.7
Terminal Value Growth Rate	3.0	3.0
Budgeted EBITDA Growth Rate	14.0	14.8

The discount rate was a post-tax measurement estimated based on the historical industry average, weighted-average cost of capital and a market interest rate of 7.2% as of December 31, 2019.

The cash flow projections included specific estimates for 5 years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make.

Budgeted EBITDA was estimated taking into account past experience and a revenue growth rate projected taking into account the average growth levels experienced over the past 5 years and the estimated sales volume and price growth for the next five years. It was assumed that the sales price would increase in line with forecast inflation over the next five years.

12.	Intangible assets, net

Acquisition cost:	January 1, 2018		Additions	Disposals	December 31, 2018

Brand	Ps.	253,000	-	-	253,000
Customer relationships		64,000	-	-	64,000
Software		-	17,135	-	17,135
Brands and logo rights		5,072	1,137	-	6,209

	Ps.	322,072	18,272	-	340,344

Accumulated amortization:	January 1, 2018		Depreciation expense	Eliminated on disposals	December 31, 2018

Customer relationships	Ps.	(18,133)	(6,400)	-	(24,533)
Brands and logo rights		(3,468)	(244)	-	(3,712)

	Ps.	(21,601)	(6,644)	-	(28,245)

Acquisition cost:	December 31, 2018		Additions	Disposals	December 31, 2019

Brand	Ps.	253,000	-	-	253,000
Customer relationships		64,000	-	-	64,000
Software		17,135	4,516	-	21,651
Brands and logo rights		6,209	1,399	-	7,608

	Ps.	340,344	5,915	-	346,259

Accumulated amortization:	December 31, 2018		Depreciation expense	Eliminated on disposals	December 31, 2019

Customer relationships	Ps.	(24,533)	(6,400)	-	(30,933)
Software		-	(421)	-	(421)
Brands and logo rights		(3,712)	(228)	-	(3,940)

	Ps.	(28,245)	(7,049)	-	(35,294)

As of December 31, 2019 and 2018, a carrying amount of Ps. 253,000 for the value of “Betterware” brand is presented in the combined statements of financial position. Such brand was transmitted to the Group through a merger carried out on July 28, 2017 with Strevo (a related party, under common control). Strevo obtained such brand when acquiring the majority of the Group’s shares in March 2015.

As of December 31, 2019 and 2018, a carrying amount of Ps. 33,067 and Ps. 39,467, respectively, for the value of the Group’s intangible asset comprised of relationships with customers, is presented in the combined statements of financial position. Such intangible asset was transmitted to the Group through the merger carried out on July 28, 2017 with Strevo as previously discussed. This intangible asset has a useful life of ten years and is being amortized on a straight line basis.

Additionally, as of December 31, 2019 and 2018, the intangible asset line in the combined statement of financial position includes Ps. 3,668 and Ps. 2,497, respectively, corresponding to paid rights related to registration of brands and logos before the intellectual property authorities. Such rights are valid ranging a defined period from 10 to 30 years and therefore, are amortized over such useful lives.

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. As of December 31, 2019 and 2018, no indications of impairment have been identified.

In relation to impairment of intangible assets with indefinite useful life (brand), the Group estimates the recoverable amount of the intangible asset which is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used. Key assumptions are the same as those used for estimating the recoverable amount for Goodwill. See Note 11.

13.	Leases

Right of use assets, net

The Group leases a fleet of cars for its sales staff and qualified employees with different expiration dates, being the latest expiration date in April 2023. Those leases were recorded as right of use assets as follows:

	January 1, 2019		Additions	Disposals	December 31, 2019

Cost	Ps.	36,909	-	-	36,909

	January 1, 2019		Additions	Disposals	December 31, 2019

Accumulated depreciation	Ps.	-	(13,098)	-	(13,098)

Rental expense for the year ended December 31, 2018 was Ps. 6,100.

As of December 31, 2019, the Group has commitments derived from short-term lease contracts (Note 26).

Lease liability

The lease liabilities as of December 31, 2019 amounted $24,584.

The maturity analysis of total future minimum lease payments, including non-accrued interest, is as follows:

Year	Amount
2020	Ps	15,463
2021		8,617
2022		3,310
2023		29

	Ps	27,419

Interest expense generated from the lease liability amounted to Ps. 3,765 for the year ended December 31, 2019.

14.	Accounts payable to suppliers

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs.

The average payment period is 4 months, with no interest charged. The Group has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

15.	Borrowings

	2019		2018
Line of credit with MCRF P, S.A. de C.V. SOFOM, E.N.R. of Ps. 600,000, bearing interest at a fixed rate of 13.10%. This line of credit is payable on a quarterly basis starting May 15, 2019 through May 15, 2023. BLSM Latino América Servicios, S.A. de C.V., is a guarantor in this loan.	Ps.	516,597	592,252

Secured line of credit with Banamex, for up to Ps. 400,000, bearing interest at the TIIE rate plus 317 basis point. Withdrawals from this line of credit can be made during a 10-month period starting December 15, 2018, and are payable on a quarterly basis from December 17, 2019 up to December 18, 2025.		135,209	50,000

Unsecured line of credit with Banamex, for up to Ps. 80,000, bearing interest at the TIIE rate plus 275 basis points (renewable on a yearly basis).		15,000	-

Unsecured line of credit with Banamex, for up to US$ 1,800, bearing interest at LIBOR rate plus 300 basis point. Maturity was on March 31, 2018.		-	-

Interest payable		10,907	11,227

Total debt		677,713	653,479

Less: Current portion		148,070	90,691

Long-term debt	Ps.	529,643	562,788

As of December 31, 2019, the fair value of borrowings amounted Ps. 679,188. As of December 31, 2018, the fair value of borrowings is considered to be similar to the book value (at amortized cost) determined by using the effective interest method.

Interest expense in connection with debt presented above is included in the interest expense line in the combined statement of profit or loss and other comprehensive income.

Reconciliation of movements of liabilities to cash flows arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s combined statement of cash flows as cash flows from financing activities.

	Long-term debt		Interest payable	Derivative financial instruments, net

Balances as of January 1, 2018 (1)	Ps.	607,250	10,043	-

Changes that represent cash flows -
Loans obtained		50,667	-	-
Restricted cash		(2,001)	-	-
Payments		(36,829)	(85,159)	-
Commissions and debt issuance cost		(667)	-	-

Changes that do not represent cash flows -
Interest expense		-	86,343	-
Valuation effects of derivative financial instruments		-	-	16,629
Amortization of commissions and debt issuance cost		1,744	-	-

Balances as of December 31, 2018 (1)	Ps.	620,164	11,227	16,629
Changes that represent cash flows -
Loans obtained		104,500	-	-
Restricted cash		22,940	-	-
Payments		(82,996)	(76,465)	-
Commissions and debt issuance cost		-		-

Changes that do not represent cash flows -
Interest expense		-	85,429	-
Borrowing costs capitalized on PP&E		-	(9,284)
Valuation effects of derivative financial instruments		-	-	15,680
Amortization of commissions and debt issuance cost		2,198	-	-
Balances as of December 31, 2019	Ps.	666,806	10,907	32,309

(1)	Balances in column “Long-term debt”, are presented net of restricted cash balances as of December 31, 2018. See Note 5 for details about restricted cash.

The Group’s long-term debt maturities as of December 31, 2019, are as follows:

Year	Amount

2021	Ps.	185,447
2022		169,312
2023		245,343
2024		23,611
2025		54,000
	Ps.	677,713

The loans with financial institutions referred to above contain restrictive covenants, which require the Group (i) to continue to perform the same type of activities and businesses, maintaining their legal existence, (ii) complying with all applicable laws, (ii) having its combined financial statements audited by internationally recognized auditors authorized by the financial institution, (iii) paying all applicable taxes, (iv) obtaining all licenses and permits required by government to operate, (v) keeping assets and businesses insured against loss or damage, (vi) not to obtain additional loans exceeding Ps. 100,000 or 60% of earnings before interest, taxes, depreciation and amortization (EBITDA) of the immediately preceding year, (vii) not to incur liens on the Group’s assets, (viii) not to give or sell any rights of financial documents and (ix) not to pay dividends in an amount greater than Ps. 200,000; except in 2019 when it was permitted to pay up to Ps. 350,000. It is important to mention that additional debt may be obtained, or dividends may be paid in amounts greater than those stipulated in the contract if prior consent from such financial institution is obtained.

The line of credit agreement with MCRF P, S.A. de C.V. SOFOM, E.N.R. contains the following financial covenants:

a)	To maintain a leverage ratio equal to or lower than 3.0 during 2018; and 2.5 from January 1, 2019, until the contract expiration date.

b)	To maintain a coverage interest ratio equal to or greater than 2.5 during all term of the contract.

c)	Not to maintain the equity book value lower than Ps. 100,000.

d)	To maintain a minimum cash and cash equivalents balance of Ps. 40,000

The line of credit agreement with Banamex contains the following financial covenants:

a)	To maintain a short-term debt coverage ratio not lower than 1.5.

b)	To maintain a total debt coverage ratio not greater than 3.0.

c)	To maintain a leverage ratio not greater than 7.0.

d)	To maintain a minimum cash and cash equivalents balance of Ps. 40,000

The Group was in compliance with all covenants as of December, 31, 2019 and 2018. The Group obtained permission from Banamex prior to December 31, 2019 to consummate the merger disclosed in Notes 1 and 28c.

16.	Income taxes

The Group is subject to income taxes (“ISR”) in Mexico. Under the ISR Law, the rate for 2019, 2018 and 2017 was 30% and will continue as such in future periods.

Income tax recognized in profit or loss for the years ended December 31 was comprised of the following:

	2019		2018	2017

Current tax	Ps.	229,900	158,545	92,209
Deferred tax (benefit) expense		2,792	(8,366)	4,742

	Ps.	232,692	150,179	96,951

Income tax expense recognized at the effective ISR rate differs from income tax expense at the statutory tax rate. Reconciliation of income tax expense recognized from statutory to effective ISR rate is as follows:

	2019		2018	2017

Profit before income tax	Ps.	704,834	449,447	304,625
Tax rate		30%	30%	30%
Income tax expense calculated at 30% statutory tax rate		211,450	134,834	91,388

Inflation effects, net		6,278	6,408	4,832
Non-deductible expenses		3,202	3,217	2,340
Other items, net		11,762	5,720	(1,609)

	Ps.	232,692	150,179	96,951

Realization of deferred tax assets depends on the future generation of taxable income during the period in which the temporary differences will be deductible. Management considers the reversal of deferred tax liabilities and projections of future taxable income to make its assessment on the realization of deferred tax assets. Based on the results obtained in previous years and in future profit and tax projections, management has concluded that it is probable the deferred tax assets will be realized.

As of December 31, 2019 and 2018, the Group had no tax loss carryforwards.

Composition of deferred tax asset (liabilities) as well as the reconciliation of changes in deferred taxes balances as of December 31, 2019 and 2018 is presented below:

Temporary differences	January 1, 2018		Recognized in profit or loss	Recognized in OCI	Equity	December 31, 2018

Deferred tax assets:
Expected credit loss	Ps.	2,499	303	-	-	2,802
Accruals and provisions		19,865	6,838	(71)	-	26,632
Derivative financial instruments		-	4,989	-	-	4,989
Property, plant and equipment		2,857	(2,783)	-	-	74

Deferred tax liabilities:
Intangible assets		(89,660)	1,920	-	-	(87,740)
Inventories		(4,189)	(2,003)	-	-	(6,192)
Other assets and prepaid expenses		(10,294)	(898)	-	-	(11,192)

Net deferred tax liability	Ps.	(78,922)	8,366	(71)	-	(70,627)

Temporary differences	December 31, 2018		Recognized in profit or loss	Recognized in OCI	Equity	December 31, 2019

Deferred tax assets:					-
Expected credit loss	Ps.	2,802	2,415	-	-	5,217
Accruals and provisions		26,632	(668)	(26)	-	25,938
Derivative financial instruments		4,989	(4,989)	-	-	-
Property, plant and equipment		74	4,505	-	-	4,579
					-
Deferred tax liabilities:					-
Intangible assets		(87,740)	1,920	-	-	(85,820)
Inventories		(6,192)	(3,161)	-	-	(9,353)
Derivative financial instruments			(89)	-		(89)
Other assets and prepaid expenses		(11,192)	(2,699)	-	-	(13,891)

Net deferred tax liability	Ps.	(70,627)	(2,766)	(26)	-	(73,419)

17.	Provisions

	Commissions, promotions and other		Bonuses and other employee benefits	Professional services fees	Total

As of January 1, 2018	Ps.	41,324	1,158	-	42,482

Increases		247,282	56,854	30,704	334,840
Payments		(252,801)	(56,054)	(29,481)	(338,336)

As of December 31, 2018	Ps.	35,805	1,958	1,223	38,986

Increases		345,148	90,843	2,026	438,017
Payments		(348,174)	(79,445)	(2,695)	(430,314)

As of December 31, 2019	Ps.	32,779	13,356	554	46,689

Commissions, promotions and other

Commissions, promotions and other includes commissions payable to the sales force for the last week of the year, which are settled in the first week of the following year. Additionally, it includes the provision of reward points obtained by distributors and associates for the sale of products and for increasing the network of registered distributors and associates.

Bonuses and other employee benefits

Bonuses and other employee benefits include annual performance bonuses as well as vacation provisions, vacation premium, savings fund, among others.

Professional services fees

Professional services fees includes the fees for services such as external audit, legal, internal audit, among others.

18.	Derivative financial instruments

In connection with the secured line of credit contracted with Banamex as described in Note 15, and to mitigate the risks of future increases in interest rates, the Group entered into a derivative contract with Banamex, consisting in an interest rate swap. By using this interest rate swap, the Group sets interest rates from variable rates to fixed rates.

Additionally, in order to reduce the risks related to fluctuations in the exchange rate of US dollar, the Group uses derivative financial instruments such as forwards to adjust foreign currency exposures resulting from inventory purchases in US dollars.

An analysis of the derivative financial instruments contracted by the Group as of December 31, 2019 and 2018, is as follows:

December 31, 2019

Instrument	Notional amount in thousands		Fair Value		Contract date	Maturity date	Rate received	Rate paid
Liabilities:
Interest rate swap	Ps.	50,000	Ps.	19,614	11/15/2018	12/15/2023	TIIE 28 days (1)	8.33%

					Average Strike Ps./US$	Maturity date
Forwards US Dollar-Mexican Peso	US$	47,690	Ps.	12,695	19.61	Weekly, through October 2020

Total Liabilities			Ps.	32,309

Non-current liability			Ps.	16,754

Total current liability			Ps.	15,555

(1) As of December 31, 2019, the 28-day TIIE rate was 7.55%.

December 31, 2018

Instrument	Notional amount in thousands		Fair Value		Contract date	Maturity date	Rate received	Rate paid
Liabilities:
Interest rate swap	Ps.	50,000	Ps.	8,364	15/11/2018	15/12/2023	TIIE 28 days (1)	8.33%

					Average Strike Ps./US$	Maturity date
Forwards US Dollar-Mexican Peso	US$	24,414	Ps.	8,265	20.06	Weekly, through June 2019

Total Liabilities			Ps.	16,629

Non-current liability			Ps.	8,120

Total current liability			Ps.	8,509

(1) As of December 31, 2018, the 28-day TIIE rate was 8.5956%.

The impacts to profit and loss of the derivative financial instruments for the years ended December 31, 2019 and 2018 amounted to a loss of Ps. (15,680) and Ps. (16,629), respectively, which is included in the combined statements of comprehensive income in the line item of “Valuation of derivatives, interest cost and other financial items, net”.

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in thousands of	2020	2021	2022	2023	2024 and thereafter

Liabilities:
Interest rate swap	Ps.	1,458	5,833	5,833	5,833	31,043

Forwards US Dollar-Mexican Peso	US$	12,695		-	-	-

The Group does not apply hedge accounting and it recognizes the changes in fair value of financial derivative instruments in profit or loss.

19.	Employee benefits

Post-employment benefits –

The Group recognizes the liability and corresponding impacts to profit and loss as well as comprehensive income regarding to the seniority premiums to be paid to its employees. This benefit is determined considering the years of service and the compensation from the employees.

The components of the defined benefit liability for the years ended at December 31, 2019, 2018 and 2017, are as follows:

a)	Movement in net defined liability –

The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

	2019		2018

Balance at January 1	Ps.	1,355	1,283

Included in profit or loss:
Current service cost		424	441
Interest cost		123	92

Net cost of the period		547	533

Included in OCI:
Actuarial loss (gain)		(102)	(165)
Income tax effect		(26)	(71)

Other:
Benefits paid		(196)	(225)

Balance as of December 31	Ps.	1,630	1,355

b)	Actuarial assumptions –

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2019	2018	2017

Financial:
Future salary growth	6.6%	4.8%	4.5%
Discount rate	7.1%	9.2%	7.4%

Demographic:
Number of employees	654	684	622
Age average	35 years	35 years	36 years
Longevity average	3 years	2 years	2 years

c)	Sensitivity analysis –

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation considering a change of ±0.50% in the discount rate.

	Effects at December 31, 2019		Effects at December 31, 2018

Increase / decrease in the discount rate
+0.50%	Ps.	(127)	(93)
-0.50%		115	103

20.	Financial instruments

Below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Group as of December 31, 2019 and 2018, as well as the indication of fair value hierarchy level, when applicable:

Accounting classification and fair values

As of December 31, 2019	Receivables, Payables, and Loans		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade receivables	Ps.	266,938	-
Other receivables		5,867	-
Total		272,805	-
Financial liabilities -
Debt		677,713	-
Accounts payable		529,348	-
Derivative financial instruments		32,309	32,309	2

Total		1,239,370	32,309

As of December 31, 2018	Receivables, Payables, and Loans		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade receivables	Ps.	198,776	-
Other receivables		536	-
Total		199,312	-
Financial liabilities -
Debt		653,479	-
Accounts payable		445,241	-
Derivative financial instruments		16,629	16,629	2

Total		1,115,349	16,629

Measurements of fair values

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As previously disclosed, some of the Group’s financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/ financial liabilities	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship and sensitivity of unobservable inputs to fair value
Foreign currency forward contracts and interest rate swaps (Note 18)	Discounted cash flows.
	Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	N/A	N/A

There were no transfers between Level 1 and 2 during the current or prior year.

Fair value of debt that is not measured at fair value (but fair value disclosures are required)

The fair value of debt, which is subsequently measured at amortized cost using the effective interest method, amounted Ps. 679,188 and was classified as Level 2. Fair value was calculated using the discounted cash flow method and the Mexican risk-free rate (TIIE), adjusted by credit risk, was used for discounting future cash flows.

Financial risk management

The Group’s Treasury function provides services to the business, coordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyses exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk, and price risk), credit risk, liquidity risk.

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the internal auditors on a continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group’s activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Group uses derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	Additionally, the Group occasionally uses interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives.

See Note 18 for disclosure of the derivatives derivative financial instruments entered into as of and for the year ended December 31, 2019 and 2018.

Exchange risk management

The Group undertakes transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s U.S. dollars denominated financial assets and financial liabilities at the reporting date are as follows:

	2019		2018

Assets	US$	1,331	1,294
Liabilities		(16,095)	(12,075)

Net position	US$	(14,764)	(10,781)
Closing exchange rate of the year		18.8452	19.6566

Exchange rate sensitivity analysis

The Group is mainly exposed to variations in the Mexican Peso / the U.S. Dollar exchange rate. For sensitivity analysis purposes, the Group has determined a 10 percent increase and decrease in Ps. currency units against the U.S. dollar (“relevant currency”). 10 percent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated financial assets/liabilities and adjusts their translation at the year-end for a 10 percent change in foreign currency rates. A positive number below indicates an increase in profit where currency units strengthen 10 percent against the relevant currency. For a 10 percent weakening of currency units against the relevant currency, there would be a comparable impact on the profit, and the balances below would be negative.

2019

Profit	Ps.	27,823

Foreign exchange forward contracts

It is the policy of the Group to enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 6 months. Basis adjustments are made to the initial carrying amounts of inventories when the anticipated purchases take place.

See Note 18 with details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract liabilities are presented in the line ‘Derivative financial instruments’ within the combined statement of financial position.

The Group has entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. The Group has entered into foreign exchange forward contracts to hedge the exchange rate risk arising from these anticipated future purchases.

Interest rate risk management

The Group is exposed to interest rate risk because the Group borrows funds at variable interest rates. The risk is managed by the Group by maintaining an appropriate balance between fixed and variable rate borrowings, and by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies are applied.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates at the reporting date. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the reporting date was outstanding during the year. A one per cent increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been one per cent higher/lower and all other variables were held constant, the Group’s profit for the year ended December 31, 2019 would decrease/increase by Ps. 1,352. This is attributable to the Group’s exposure to interest rates on its variable rate borrowing as described in Note 15.

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and variable rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract, and is disclosed in Note 18. The average interest rate is based on the outstanding balances at the end of the financial year.

Credit risk management

The Group’s exposure to credit risk is not significant as no customer represents more than 10% of combined sales and receivables. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy the credit references set out by the Group, can only carry out transactions with the Group through prepayment.

See Note 6 for further details on Trade Receivables and allowance for doubtful accounts.

Collateral held as security and other credit enhancements

The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. As of 31 December 2019, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group, arises from the carrying amount of the respective recognized financial assets as stated in the combined statement of financial position.

For trade receivables, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix. Note 6, includes further details on the loss allowance for these assets respectively.

Liquidity risk management

The ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities, and reserve borrowing facilities, by continuously monitoring the forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Details of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk are set out below.

Liquidity maturity analysis

The Group manages its liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities is presented in Note 13 and long-term debt maturities are presented in Note 15.

The Group has access to financing facilities as described below, of which Ps. 260,500 were unused at the reporting date. The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines	December 31, 2019		December 31, 2018

Amount used	Ps.	656,459	650,000
Amount not used		260,500	350,000

Total credit lines	Ps.	916,959	1,000,000

The following tables detail the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

As of December 31, 2019	Less than 1 year		Over 1 year and less than 5 years	Over 5 years	Total

Accounts payable to suppliers	Ps.	529,348	-	-	529,348
Derivative financial instruments		15,555	16,754	-	32,309
Long-term debt		137,163	484,903	49,393	671,459

	Ps.	682,066	501,657	49,393	1,233,116

As of December 31, 2018	Less than 1 year		Over 1 year and less than 5 years	Over 5 years	Total

Accounts payable to suppliers	Ps.	445,241	-	-	445,241
Derivative financial instruments		8,509	8,120	-	16,629
Long-term debt		78,750	536,073	25,208	640,031

	Ps.	532,500	544,193	25,208	1,101,901

Capital risk management

The Group manages its capital to ensure it will be able to continue as a going concern, while it maximizes returns for its shareholders through the optimization of its capital structure. The Group’s management reviews the capital structure when presenting its financial projections to the Board of Directors and stockholders as part of the annual business plan. When performing its review, the Board of Directors considers the cost of equity and its associated risks.

The capital structure of the Group consists of net debt (borrowings disclosed in Note 15 after deducting cash and bank balances) and net parent investment of the Group (comprising issued capital, other comprehensive income and retained earnings).

21.	Net parent investment

Net parent investment as of December 31, 2019 and 2018 is integrated as follows:

Net parent investment	2019		2018

Capital stock	Ps.	55,985	55,985
Retained earnings		218,376	24,234
Other comprehensive income		121	45

	Ps.	274,482	80,264

Net parent investment as of December 31, by number of shares, is integrated as follows:

	Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A. de C.V.)			BLSM Latino América Servicios, S.A. de C.V.
	2019	2018	2017	2019	2018	2017

Fixed capital	5,000	5,000	5,000	5,000	5,000	5,000
Variable capital	5,032,939	5,032,939	4,786,193	3,654,378	3,654,378	3,475,150

	5,037,939	5,037,939	4,791,193	3,659,378	3,659,378	3,480,150

Common stock is represented by common shares, with a par value of Ps. 10 in regard to fixed capital and without par value in case of variable capital, fully subscribed and paid. Variable capital is unlimited.

On February 13, 2018, the Ordinary General Shareholders’ Meeting of Betterware de México agreed to reduce the capital stock by Ps. 97,921. On December 5, 2018, as part of the unanimous resolutions adopted outside the Shareholders’ Meeting, it was agreed to increase capital stock by Ps. 20.

On July 28, 2017, at an Extraordinary General Shareholders’ Meeting it was agreed to merge Betterware de México as the surviving entity with Betterware Controladora, S.A. de C.V. (“BWC”) and Strevo Holding, S.A. de C.V. (“SH”, controlling company of BWC and in turn, subsidiary of Campalier, S.A. de C.V.), as merged companies. The transaction was carried out as of July 28, 2017, so as of that date, the merged entities ceased to exist. Upon the merger becoming effective, all of the assets, liabilities, rights, and obligations of the merged companies were incorporated into the merging company, without reservations or limitations. As a result of the transaction, which was accounted for as a pooling of interest between entities under common control, the capital stock of Betterware increased by Ps. 87,317, retained earnings decreased by Ps. 174,801 and net stockholders’ equity decreased by Ps. 87,484.

On December 4, 2017, the Ordinary General Shareholders’ Meeting of BLSM agreed to increase capital stock by Ps. 15. On December 5, 2018, as part of the unanimous resolutions adopted outside the Shareholders’ Meeting, it was agreed to increase capital stock by Ps. 20.

Retained earnings

On May 29, 2019, the Ordinary General Shareholders’ Meeting approved dividends payment from retained earnings for an amount of Ps. 128,000 which were paid in cash. Part of this amount (Ps. 78,151) was paid to Campalier based on its equity interest.

On October 8, 2019, the Ordinary General Shareholders’ Meeting approved dividends payment from retained earnings for an amount of Ps. 150,000 which were paid in cash. Part of this amount (Ps. 91,583) was paid to Campalier based on its equity interest.

On February 13, 2018, the Ordinary General Shareholders’ Meeting approved dividends payment from retained earnings for an amount of Ps. 79,080, which were paid in cash. Part of this amount (Ps. 46,696) was paid to Campalier based on its equity interest.

On November 28, 2018, the Ordinary General Shareholders’ Meeting approved payment of dividends from profits generated in the year, for an amount of Ps. 111,000, which were paid in cash. Part of this amount (Ps. 65,545) was paid to Campalier based on its equity interest.

On December 4, 2018, the Ordinary General Shareholders’ Meeting approved payment of dividends from profits generated in the year, in the amount of Ps. 110,000. From this amount, Ps. 45,045 was paid in cash; while the remaining for Ps. 64,955 was paid on March 31, 2019, hence it is included as a liability in the combined statement of financial position.

Legal reserve

Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the Group is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2019 and 2018, the legal reserve, in historical pesos, was Ps. 10,370 and Ps. 8,571, respectively, and it is included in retained earnings.

22.	Earnings per share

The amount of basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Group’s ordinary shares by the weighted average of the ordinary shares outstanding during the year.

The amount of diluted earnings per share is calculated by dividing the net profit attributable to shareholders of the parent’s ordinary shares (after adjusting it due to interest on convertible preferred shares) by the weighted average of ordinary shares outstanding during the year plus the weighted average of common shares that would have been issued at the time of converting all diluted potential ordinary shares into ordinary shares. As of December 31, 2019, 2018 and 2017, the Group has no potentially dilutive shares.

As a result of the transaction between Betterware and DD3 and the subscription and payment of 2,040,000 Betterware’s shares in Nasdaq, which closed on March 13, 2020 (see Notes 1 and 28c), all Betterware shares issued and outstanding immediately prior to the closing date were canceled and new shares were issued. As of the closing date, BLSM is now a wholly-owned subsidiary of Betterware, who will begin to prepare consolidated financial statements as of such date. Betterware’s original shareholders maintained an ownership of 87.7% of the total outstanding shares, DD3’s shareholders obtained a 6.4% ownership interest and investors under the Nasdaq listing a 5.9% ownership interest. After the closing date, Betterware has 34,451,020 shares issued and outstanding.

IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue, or share split, or decreases as a result of a reverse share split. If such changes occur after the statement of financial position date but before the financial statements are authorized for issue, the EPS calculations for those and any prior period financial statements presented are based on the new number of shares.

As a result of the cancellation and issuance of new shares on March 13, 2020, the EPS in the combined financial statements has been adjusted for all periods presented to reflect the amount of shares attributable to the Betterware original shareholders resulting from the transaction described above as follows: 87.7% of the total outstanding shares of 34,451,020, which is equal to 30,199,945 shares without giving effect to the DD3 shareholders’ capital contribution and the proceeds from the Nasdaq listing. The effects of the DD3 transaction, including the related share issuance that resulted in DD3’s shareholders obtaining a 6.4% ownership interest and the net capital contribution of US$7,519 (Ps. 181,734), and the effects of the Nasdaq listing, have not been included in the calculation of EPS for the periods presented as they are considered to be non-adjusting subsequent events that will be reflected in Betterware’s 2020 consolidated financial statements.

The following table shows the income and share data used in the calculation of basic earnings per share for the years ended December 31, 2019, 2018 and 2017:

	2019		2018	2017
Net income (in thousands of pesos)
Attributable to shareholders	Ps.	472,218	299,267	207,674
Shares (in thousands of shares)
Weighted average of outstanding shares		30,200	30,200	30,200
Basic and diluted earnings per share (pesos per share)		15.63	9.91	6.88

23.	Related parties balances and transactions

Balances and transactions between Betterware and BLSM, which are related parties, have been eliminated on combination and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Key management personnel compensation comprised short-term employee benefits by Ps. 34,540 and Ps. 34,500 as of December 31, 2019 and 2018, respectively. Compensation of the Group’s key management personnel includes salaries and non-cash benefits. No long-term employee benefits were paid to key management personnel during 2019 and 2018. Additionally, the Group does not have any share-based payment scheme for employees.

Transactions

During 2017, the Group entered into the following transactions with related parties that are not members of the Group:

	2017
Interest income
Strevo Holding, S.A. de C.V.(i)	Ps.	18,650
Betterware Controladora, S.A. de C.V.(i)		316

Total		18,966

(i) Merged with the Group on July 28, 2017

The following balances were outstanding as of December 31, 2019 and 2018:

	2019		2018
Trade accounts receivable from related parties
Fundación Betterware., A.C.	Ps.	610	.-

	Ps.	610	-

24.	Revenue and operating expenses

Revenue –

Revenue recognized during 2019, 2018 and 2017 is generated in Mexico. A disaggregation per home product is as follows:

	2019		2018	2017

Kitchen and food preservation	Ps.	1,229,148	820,995	484,044
Home solutions		529,551	360,595	223,383
Bathroom		441,093	376,262	250,741
Laundry & Cleaning		318,782	308,359	186,708
Tech & mobility		290,366	196,439	105,957
Bedroom		275,722	254,066	198,872

	Ps.	3,084,662	2,316,716	1,449,705

Contract balances

As of December 31, 2019 and 2018, the Group did not identify significant costs to obtain/fulfill a contract that are required to be capitalized as an asset. Consequently, the Group did not perform any analysis in order to identify possible impairment losses. See Note 6 about the expected credit loss model applicable to all financial assets measured at amortized cost.

Operating expenses –

Operating expenses by nature, for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018	2017

Cost of personnel services and other employee benefits	Ps.	423,956	332,878	227,597
Sales catalog		128,687	92,931	66,562
Distribution costs		121,155	102,397	63,283
Packing materials		58,361	46,976	27,258
Depreciation and amortization		38,394	25,960	24,209
Events, marketing and advertising		37,848	35,253	21,513
Promotions for the sales force		26,311	24,492	2,417
Impairment loss on trade accounts receivables		22,512	18,699	16,243
Travel expenses		18,835	17,254	14,974
Rent expense, operating leases		17,663	20,269	11,794
Bank fees		15,436	30,934	24,174
Commissions and professional fees		13,577	8,335	8,444
Other		68,853	50,122	52,270

	Ps.	991,588	806,500	560,738

25.	Segment information

Information reported to the Chief Operating Decision Maker (“CODM”), for the purposes of resource allocation and assessment of business performance, focuses on the Group as a whole and with main strategies on a company-wide basis. As discussed in Note 1, the Group is focused on the home organization segment whose product portfolio includes home organization, kitchen preparation, food containers, and practical furniture, among other categories (see Note 24). The Group’s products are offered through 9 catalogs in Mexico over the year. As such, no reporting on segment information is deemed necessary to assess the Group performance given its business model and current operations.

In addition to the above, the Group obtains all its revenue from the Mexican market, therefore no geographic information is disclosed. Also, the Group considers that there are no major customers, and therefore, no concentration risks exist given the nature of the business and the sale of its products through a significant number of distributors.

26.	Commitments

Lease arrangements

The Group leases warehouses and an administrative office space that expire on December 31, 2020. Leases will not be renewed because the Group will move to the new distribution center when its construction is finalized (see Note 1). Rental expense for the years ended December 31, 2019, 2018 and 2017 was Ps. 11,605, Ps. 14,169 and Ps. 11,794, respectively.

Borrowings

The secured line of credit with Banamex, for up to Ps. 400,000 (Note 15) has a lien for the land acquired to build the Group’s new corporate headquarters and distribution center (Note 10).

27.	Contingencies

The Group is a party to various legal actions in the normal course of its business. The Group is not involved in or threatened by proceedings for which the Group believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its combined financial position, results of operations and cash flows.

Additional taxes payable could arise in transactions with related parties if the tax authority, during a review, believes that prices and amounts used by the Group are not similar to those used with or between independent parties in comparable transactions.

In accordance with the current tax legislation, the authorities have the power to review up to five fiscal years prior to the last income tax return filed.

On August 12, 2014, the International Inspection Administration “4” (“AFI” for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT” for its acronym in Spanish), requested information regarding the Group’s 2010 income tax filing, which was provided at that time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”) regarding the SAT’s review. On March 2, 2017, the SAT notified the Group about certain issues on which an agreement was not reached. As a result, the Group filed a lawsuit for annulment before the SAT’s resolution, which is in progress as of the date of issuance of these combined financial statements. Based on the evaluation of the Group’s Management, tax liabilities are not expected to arise as a result of this matter. The maximum exposure of the contingent liability on this matter was estimated to amount Ps. 14,010.

28.	Subsequent events

a)	On January 10, 2020, the Ordinary General Shareholders’ Meeting approved a dividends payment from retained earnings for an amount of Ps. 70,000 which were paid in cash. Part of this amount (Ps. 42,739) was paid to Campalier based on its equity interest.

b)	On January 30, 2020, the Group renegotiated the interest rate of the secured line of credit with Banamex, which changed from TIIE rate plus 317 basis points to TIIE rate plus 260 basis points. In addition, withdrawals from this line of credit were extended to August 2020, and are payable on a quarterly basis from September 2020 up to December 18, 2025 (see Note 15). The assessment required by IFRS 9 to conclude whether the renegotiation qualified as an extinguishment or modification of a financial liability (see note 2g) was performed and qualified as a modification of debt.

c)	As of March 10, 2020, Betterware’s legal designation changed from Betterware, S.A. de C.V. to Betterware. S.A.P.I. de C.V. Additionally, the transaction with DD3 closed on March 13, 2020. All Betterware shares issued and outstanding immediately prior to the closing date were canceled and new shares were issued. Betterware issued shares to DD3’s shareholders and obtained cash of US$22,767 (Ps. 498,445) through the acquisition of DD3 and concurrently settled liabilities owed by DD3 and related transaction costs on such date, for net cash proceeds of US$7,519 (Ps. 181,734) on such date. No other assets or liabilities were transferred as part of the transaction. On the same date, 2,040,000 shares of Betterware offered for subscription and payment under its initial public offering on Nasdaq were subscribed and paid for by different investors. As of the closing date, BLSM is now a wholly-owned subsidiary of Betterware. As a result of the transaction, Betterware’s original shareholders maintained an ownership of 87.7% of the total outstanding shares, DD3’s shareholders obtained a 6.4% ownership interest and investors under the Nasdaq listing a 5.9% ownership interest. After the closing date, Betterware has 34,451,020 shares issued and outstanding.

d)	On March 25, 2020, the Group withdrew Ps. 74,000 from its secured line of credit with Banamex (see Notes 15 and 28b).

e)	On March 27, 2020, the Group made a prepayment to the line of credit with MCRF P, S.A. de C.V. SOFOM, E.N.R of Ps. 258,750. In addition, on April 27, 2020, the Group paid the outstanding amount of the line of credit using corporate resources (see Note 15).

f)	On April 13, 2020, the Group withdrew Ps. 100,000 from its secured line of credit with Banamex (see Notes 15 and 28b).

g)	As a result of the outbreak of the Coronavirus (COVID-19) and its recent global expansion to a large number of countries, it has led to the viral outbreak being classified as a pandemic by the World Health Organization since March 11, 2020. Sanitary measures have been taken in Mexico to limit the spread of this virus, which include among others, social isolation and the closure of educational centers (schools and universities), commercial establishments and non-essential businesses. There is strong uncertainty about how this virus will evolve in Mexico, the time needed for precautionary and/or containment measures to take effect, and the outcome it will have on the national economy; therefore the economic impacts and consequences for the Company’s operations are uncertain and will depend to a large extent on the evolution and spread of the pandemic in the coming months, as well as the reaction and adaptation capacity of all the economic agents impacted.

The Company’s operations have not been interrupted as a result of the COVID-19 pandemic as its product lines include hygiene and cleaning solutions, which qualify as an essential activity in Mexico. The supply chain has not been affected either, as the Company maintains sufficient inventory levels to supply sales for the subsequent 13 weeks, and its foreign suppliers restarted normal activities on March 1st of 2020. Net sales in 2020 from week one to sixteen increased with respect to the same period of the previous year. The Company’s gross margin has been negatively affected by promotions aimed at gaining market share and the appreciation of the U.S. dollar compared to the Mexican peso’s impact on inventory costs as it purchases most of its products in U.S. dollars. In order to mitigate this risk, the Company enters into forward contracts to fix the exchange rate for future purchases in dollars, which has allowed it to partially reduce the exchange rate effects of the COVID-19 pandemic. In addition, management is working on plans to increase the introduce products with higher profit margins and therefore reduce the negative effects that impact its profit margin. The Company maintains sufficient liquidity to meet its contractual obligations as a result of available sources of financing, in addition its customer’s payment terms are maintained between 14 and 28 days, while its payment terms to its suppliers are 120 days.

29.	Authorization to issue the combined financial statements

On May 4, 2020, the issuance of the Group’s combined financial statements was authorized by Andrés Campos, Chief Executive Officer, and Gustavo Rodarte de la Serna, Chief Financial Officer.

* * * * * *