Form 20-F/A
period 2019-12-31
Betterware de Mexico, S.A.P.I. de C.V.
filed 2020-05-05
CIK 1788257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
Luis Campos, Board Chairman +52 (33) 3836-0500 Luis Enrique Williams 549, Colonia Belenes Norte Zapopan, Jalisco, 45145, México
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

☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Betterware de México, S.A.P.I. de C.V. (“Betterware” the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission on May 4, 2020 (the “Original Filing”). The Company is filing this Amendment solely to state that the Original Filing was delayed on reliance of the U.S. Securities and Exchange Commission Release No. 34-88465, dated March 25, 2020, due to the circumstances related to COVID-19. In particular, COVID-19 has caused severe disruptions in travel and transportation and limited access to the Company’s facilities resulting in limited support from its staff. This has, in turn, delayed the Company’s ability to complete our audit and prepare the Original Filing.

Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 4, 2020. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its annual report on Form 20-F on its behalf.

Betterware de México, S.A.P.I. de C.V.

	By:	/s/ Luis Campos
	Name:	Luis Campos
	Title:	Board Chairman

Dated: May 5, 2020