Form 20-F
period 2021-01-03
Betterware de Mexico, S.A.B. de C.V.
filed 2021-04-20
CIK 1788257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Period Ended January 3, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-39251

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 36,584,968 Ordinary Shares, as of January 3, 2021.

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

☒ Yes  ☐ No

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

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Betterware prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, Betterware undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

CERTAIN CONVENTIONS

Betterware de México, S.A.B. de C.V. (formerly Betterware de México, S.A.P.I. de C.V.) was incorporated under the laws of Mexico in 1995. Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “Company,” the “Group” “Betterware,” “BTW,” “BWM” and “BW” refer to Betterware de México, S.A.B. de C.V. and BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our Audited Consolidated and Combined Financial Statements as of January 3, 2021 and December 31, 2019 and for the 53 weeks ended January 3, 2021 (referred to as the “2020 period”), the 52 weeks ended December 31, 2019 (referred to as the “2019 period”) and the 52 weeks ended December 31, 2018 (referred to as the “2018 period”) (our “Audited Consolidated and Combined Financial Statements”).

Our financial year consists of a 52- or 53-week period ending on the Sunday nearest to, either before or after, December 31. For purposes of this annual report, the term fiscal year is synonymous with financial year and refers to the periods covered by our Audited Consolidated and Combined Financial Statements.

We prepare our Audited Consolidated and Combined Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated and Combined Financial Statements. Our Audited Consolidated and Combined Financial Statements as of January 3, 2021 and December 31, 2019, and for the 2020 period and the 2019 period, have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited (“Deloitte”), an independent registered public accounting firm, whose report dated March 25, 2021, is also included in this annual report. Our Audited Combined Financial Statements for the 2018 period, were audited by KPMG Cárdenas Dosal, S.C. a member firm of KPMG International Coperative (“KPMG”), an independent registered public accounting firm, whose report dated September 27, 2019, is also included in this annual report.

Prior to BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”), becoming a subsidiary of Betterware, we prepared combined financial statements because it provided more meaningful information to the reader as Betterware and BLSM were subsidiaries under the common control of Campalier, operating under common management; Considering the foregoing, combined financial statements of these entities were prepared as of December 31, 2019 and 2018. On March 10, 2020, BLSM became a subsidiary of Betterware and thus included in our consolidated financial statements as of such date. As a result, the combined statement of changes in stockholders’ equity for the 2019 and 2018 periods present the net parent investment gross by including contributed capital and retained earnings (rather than net as presented in prior years), as management believes it is a preferable presentation for comparability purposes with the share structure and presentation for the 2020 period. Our Audited Consolidated and Combined Financial Statements are presented in thousands of Mexican Pesos (Ps).

Non-IFRS Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. Adjusted EBITDA also excludes the effects of gains or losses on sale of fixed assets and adds back other non-recurring expenses. EBITDA and Adjusted EBITDA are not measures required by or presented in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

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

The Initial Public Offering

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

The Merger

On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement (as amended, the “Combination and Stock Purchase Agreement”) with Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Campalier”), Promotora Forteza, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Forteza”), Strevo, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Strevo”, and together with Campalier and Forteza, “Sellers”), Betterware, BLSM, and, solely for the purposes of Article XI therein, DD3 Mex Acquisition Corp, S.A. de C.V., pursuant to which DD3 agreed to merge with and into Betterware (the “Merger”) in a Business Combination that resulted in Betterware surviving the Merger and BLSM becoming a wholly-owned subsidiary of Betterware.

As part of the Combination and Stock Purchase Agreement, and prior to the closing of the Merger, DD3 was redomiciled out of the British Virgin Islands and continued as a Mexican corporation pursuant to Section 184 of the Companies Act and Article 2 of the Mexican General Corporations Law.

The Company Restructure

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

Upon such transfer to the Invex Security Trust, the Company’s shareholders approved (i) the sale of all or a portion of such Company’s Series C and Series D shares to DD3 Acquisition Corp., S.A. de C.V. (the “DD3 Acquisition”), (ii) the Merger, (iii) the amendment of the Company’s by-laws to become a sociedad anónima promotora de inversion de capital variable, (iv) the increase of the Company’s capital stock by MX$94,311,438.00, through the issuance of 2,211,075 ordinary shares, without nominal value, subscribed by the shareholders of DD3 Acquisition Corp., S.A. de C.V., and (v) the increase of the Company’s capital stock by MX$872,878,500.00 through the issuance of 4,500,000 ordinary treasury shares without nominal value, offered for subscription and payment under the Company’s public offering in the U.S. completed and filed with the SEC under our Registration Statement on Form F-1, which became effective on January 22, 2020.

v

On March 10, 2020, Betterware’s corporate name changed from Betterware de México, S.A. de C.V. to Betterware de México, S.A.P.I. de C.V.

The DD3 Acquisition was closed on March 13, 2020, and as a result, all of Betterware shares that were issued and outstanding immediately prior to the closing date were canceled and new shares were issued. The DD3 Acquisition was accounted as a capital reorganization, whereby Betterware issued shares to the DD3 shareholders and obtained US$22,767 (Ps.498,445) in cash through the acquisition of DD3 and, simultaneously settled liabilities and related transaction costs on that date, for net cash earnings of US$7,519 (Ps.181,734) on such date. In addition, Betterware assumed the obligation of the warrants issued by DD3, a liability inherent to the transaction, equivalent to the fair value of Ps.55,810 of the warrants. No other assets or liabilities were transferred as part of the transaction that required adjustment to fair value as a result of the acquisition.

On the same date, a total of 2,040,000 of Betterware shares, that were offered for subscription and payment under its public offering on Nasdaq Capital Market (“Nasdaq”), were subscribed and paid for by various investors.

On July 14, 2020, Betterware’s corporate name changed from Betterware de México, S.A.P.I. de C.V. to Betterware de México, S.A.B. de C.V. For purposes of this annual report, the Merger, the Company Restructure and all related actions undertaken in connection thereto are referred to as the “Business Combination.”

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

Immediately after the Closing, on the same day, 2,040,000 shares of the Company offered for subscription and payment under the Company’s public offering in the U.S. on the Nasdaq were subscribed and paid for by various investors.

As a result of the Business Combination and the additional shares issued in the public offering, Betterware had 34,451,020 issued and outstanding shares, distributed as follows:

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

As part of the Merger, Betterware assumed an obligation that granted existing warrant holders the option to purchase (i) a total of 5,804,125 Betterware shares at a price of US$11.50 per share that would expire on or before March 25, 2025, and (ii) a total of 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. The Company registered the warrants to be traded on OTC Markets, which had an observable fair value. The following events occurred in 2020 as part of the warrants agreement:

(i)	During July and August 2020, the Group repurchased 1,573,888 warrants. During August and October, 2020, 895,597 warrants were exchanged for 621,098 shares, of which, 462,130 warrants were settled on a cash basis by exchanging 1 warrant for 1 share at a price of US$11.44 for share, which resulted in receiving cash by an amount of Ps.116,419. The remaining 433,467 warrants were exchanged on a cashless basis by exchanging 1 warrant for 0.37 shares.

(ii)	in September 2020, the purchase option of units was exercised by their holders on a cashless basis, which resulted in the issuance of 214,020 Betterware shares.

(iii)	Additionally, in October, 2020, and as part of the terms of the warrant agreement, the Company exercised the redemption of the warrants on a cashless basis by exchanging 3,087,022 warrants for 1,142,325 of the Company’s shares. A total of 8,493 public warrants were not exercised by their holders during the redemption period that expired on November 9, 2020, therefore, they were paid by the Company for a price of US$0.01 per warrant.

(iv)	In December, 2020, holders exercised a total of 239,125 private warrants on a cashless basis and exchanged for 156,505 of the Company’s shares.

(v)	As of the date of this annual report, the warrant holders had redeemed all of the outstanding warrants and purchase option of units and the Company recognized a loss for the increase in the fair value of the warrants of Ps.851,520, which is recognized under the heading “Loss in valuation of warrants” in the consolidated and combined statement of profit or loss.

As of the date of this annual report and as consequence of the transactions described before, the total number of outstanding shares of the Company is 36,584,968.

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

The following selected consolidated and combined financial information and other data of the Company should be read in conjunction with, and are qualified by reference to, “Item 5. Operating and Financial Review and Prospects” and our Audited Consolidated and Combined Financial Statements and the notes thereto included elsewhere in this annual report. Our financial information is presented in thousands of Mexican pesos unless otherwise instructed.

The selected consolidated and combined statement of financial position data and the selected consolidated and combined statement of income, comprehensive income and cash flow data for the 2020, 2019 and 2018 periods, respectively have been derived from our Audited Consolidated and Combined Financial Statements included elsewhere in this annual report.

We prepare our Audited Consolidated and Combined Financial Statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated and Combined Financial Statements.

Selected Statement of Financial Position Data as of January 3, 2021, December 31, 2019 and 2018
(In thousands of Mexican pesos “Ps.”)

	As of January 3, 2021		As of December 31, 2019	As of December 31, 2018
Assets
Current assets:
Cash and cash equivalents	Ps.	649,820	213,697	177,383
Trade accounts receivable, net		757,806	247,087	198,776
Inventories		1,274,026	345,554	302,206
Other current assets(1)		224,918	74,368	51,485
Total current assets		2,906,570	880,706	729,851
Property, plant and equipment, net		791,127	207,350	42,972
Intangible assets, net		319,361	310,965	312,099
Goodwill		348,441	348,441	348,441
Other non-current assets(2)		48,261	42,264	24,235
Total non-current assets		1,507,190	909,020	727,748
	Ps.	4,413,760	1,789,726	1,457,598

(1)	Includes also prepaid expenses.
(2)	Includes also right of use assets, net, and deferred income tax.

Selected Statement of Financial Position Data as of January 3, 2021, December 31, 2019 and 2018
(In thousands of Mexican pesos “Ps.”)

	As of January 3, 2021		As of December 31, 2019	As of December 31, 2018
Liabilities and Stockholders’ equity
Current Liabilities:
Borrowings	Ps.	105,910	148,070	90,691
Accounts payable to suppliers		2,078,628	529,348	445,241
Other current liabilities(1)		682,859	200,940	198,512
Total current liabilities		2,867,397	878,358	734,444
Non-current Liabilities:
Deferred Income tax		56,959	78,501	70,627
Borrowings		523,967	529,643	562,788
Other non-current liabilities(2)		43,544	28,742	9,475
Total non-current liabilities		624,470	636,886	642,890
Total liabilities		3,491,867	1,515,244	1,377,334
Stockholders’ equity		921,893	274,482	80,264
	Ps.	4,413,760	1,789,726	1,457,598

(1)	Includes accrued expenses, provisions, income tax and value added tax payable, employee profit sharing payable, lease liability and derivative financial instruments.
(2)	Includes statutory employee benefits, derivative financial instruments and lease liability.

Selected Statement of Profit or Loss Data for the 2020 period, the 2019 period and the 2018 period
(In thousands of Mexican pesos “Ps.”)

	January 3, 2021		December 31, 2019	December 31, 2018
Net revenue	Ps.	7,260,408	3,084,662	2,316,716
Cost of sales		3,290,994	1,280,829	958,469
Gross profit		3,969,414	1,803,833	1,358,247
Administrative expenses		664,677	319,133	249,148
Selling expenses		853,355	551,300	454,016
Distribution expenses		331,023	121,155	103,336
Operating income		2,120,359	812,245	551,747
Financing cost, net(1)		(1,239,230)	(107,411)	(102,301)
Income before income taxes		881,129	704,834	449,446
Total income taxes		542,768	232,692	150,179
Net income for the year	Ps.	338,361	472,142	299,267

(1)	Includes interest expense, interest income, unrealized loss/gain in valuation of derivative financial instruments and foreign exchange loss/gain.

The following table shows the income and share data used in the calculation of basic and diluted earnings per share for the 2020, 2019 and 2018 periods, respectively:

Net income (in thousands of pesos)
Attributable to shareholders	Ps.	338,361	472,142	299,267

Shares (in thousands of shares)
Weighted average of outstanding shares
Basic		34,083	30,200	30,200
Diluted		34,383	30,200	30,200

Basic and diluted earnings per share:
Basic earnings per share (pesos per share)	Ps.	9.93	15.63	9.91
Diluted earnings per share (pesos per share)		9.84	15.63	9.91

Please see Note 23 of the Audited Consolidated and Combined Financial Statements elsewhere in this annual report for details of the transactions impacting basic and diluted earnings per share for the 2020, 2019 and 2018 periods.

RECONCILIATION OF NON-IFRS MEASURES

Non IFRS Financial Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. Adjusted EBITDA also excludes the effects of gains or losses on sale of fixed assets and adds back other non-recurring expenses. EBITDA and Adjusted EBITDA are not measures required by, or presented in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

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

Betterware’s EBITDA and Adjusted EBITDA Reconciliation

In thousands of Mexican Pesos	January 3, 2021		December 31, 2019		December 31, 2018
Net Income for the period	Ps.	338,361		472,142	299,267
Add: Total Income Taxes		542,768		232,692	150,179
Add: Financing Cost, net		1,239,230		107,411	102,301
Add: Depreciation and Amortization		43,688		38,394	25,960
EBITDA	Ps.	2,164,047		850,639	577,707
Other Adjustments		-		-	-
Less: Gain on sale of Fixed Assets(1)		-		-	(11,820)
Add: Non-recurring Expenses(2)		-		-	7,667
Adjusted EBITDA	Ps.	2,164,047	Ps.	850,639	573,554

(1)	Gain on sale of transportation equipment.
(2)	Expenses incurred in the year including market penetration analysis, liquidation payment to former employees and licensing implementation of SAS software.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included in this annual report, before making a decision to invest in our ordinary shares. The risks described below are those which Betterware believes are the material risks that it faces. Some statements in this annual report, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Betterware’s Business

If we are unable to retain our existing independent distributors and recruit additional distributors, our results of operations could be negatively affected.

We distribute almost all of our products through our independent distributors and it depends on them directly for the sale of our products. BWM experiences high turnover among distributors from year to year since they terminate their services at any time. As a result, it needs to continue to retain existing and recruit additional independent distributors. To increase its revenue, BWM must increase the number and/or the productivity of our distributors. The number and productivity of BWM’s distributors also depends on several additional factors, including:

●	adverse publicity regarding BWM, our products, our distribution channel or its competitors;

●	failure to motivate BWM’s distributors with new products;

●	the public’s perception of BWM’s products;

●	competition for distributors from other direct selling companies;

●	the public’s perception of BWM’s distributors and direct selling businesses in general; and

●	general economic and business conditions.

BWM’s operations would be harmed if we fail to generate continued interest and enthusiasm among our distributors or we fail to attract new distributors, or if BWM’s distributors are unable to operate due to internal or external factors.

The number of our active distributors, including those at the manager and district director level, may not increase and could decline in the future. BWM’s operating results could be harmed if existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors.

The loss of key high-level distributors could negatively impact Betterware’s consultant growth and our revenue.

As of January 3, 2021, BWM had approximately 1,230,699 active associates and approximately 59,713 distributors, district managers and district directors. The district directors, together with their extensive networks of downline distributors, account for an important part of our net revenue. As a result, the loss of a high-level consultant or a group of leading distributors in the consultant’s network of downline distributors, whether by their own choice or through disciplinary actions by BWM for violations of our policies and procedures, could negatively impact our consultant growth and our net revenue.

A decline in our customers’ purchasing power or consumer confidence or in customers’ financial condition and willingness to spend could materially and adversely affect our business.

The sale of home organization products correlates strongly to the level of consumer spending generally, and thus is significantly affected by the general state of the economy and the ability and willingness of consumers to spend on discretionary items. Reduced consumer confidence and spending generally may result in reduced demand for BWM’s products and limitations on our ability to maintain or increase prices. A decline in economic conditions or general consumer spending in any of our major markets could have a material adverse effect on our business, financial condition and results of operations.

Failure of new products to gain distributors and market acceptance could harm Betterware’s business.

An important component of BWM’s business is our ability to develop new products that create enthusiasm among our customers. If we fail to introduce new products planned for the future, our distributors’ productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

Betterware’s markets are competitive, and market conditions and the strengths of competitors may harm our business.

The market for BWM’s products is competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than BWM has, which may give them a competitive advantage. For example, BWM’s products compete directly with branded, premium retail products. BWM currently does not has significant patent or other proprietary protection, and competitors may introduce products with the same ingredients that BWM uses in its products.

Betterware also competes with other companies for distributors. Some of these competitors have a longer operating history, better name recognition and greater financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of BWM’s business strategies. Consequently, to successfully compete in this market and attract and retain distributors, We must ensure that our business opportunities and compensation plans are financially rewarding. BWM may not be able to continue to successfully compete in this market for distributors, which would ultimately, affect our business operations.

If Betterware’s industry, business or our products are subject to adverse publicity, our business may suffer.

Betterware is very dependent upon our distributors’ and the general public’s perception of the overall integrity of our business, as well as the safety and quality of our products and similar products distributed by other companies. The number and motivation of our distributors and the acceptance by the general public of our products may be negatively affected by adverse publicity regarding:

●	the legality of network-marketing systems in general or Betterware’s network-marketing system specifically;

●	the safety and quality of our products;

●	regulatory investigations of our products;

●	the actions of our distributors;

●	management of our distributors; and

●	the direct selling industry.

Failure of Betterware’s internet and our other technology initiatives to create sustained consultant enthusiasm and incremental cost savings could negatively impact our business.

We have been developing and implementing a strategy to use the internet to sign up distributors and take orders for our products. In certain demographic markets it has experienced some success using BWM’s internet strategy to improve our operating efficiency. However, any cost savings from our internet strategy may not prove to be significant, or we may not be successful in adapting and implementing the strategy to other markets in which BWM operates. This could result in our inability to service our distributors in the manner they expect.

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

The risk of cyber-crime continues to augment across all industries and geographies as infiltrating technology is becoming increasingly sophisticated. If we are unable to prevent a significant cyber-attack, such attack could materially disrupt our operations, damage our reputation and lead to regulatory penalties and financial losses. To prevent such disruptions to our operations we have implemented a multi-layer security framework, from strategic corporate policies to operational procedures and controls. To support this framework, we use sophisticated technologies to secure our perimeter, computing equipment, networks, servers, storage and databases.

Information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. However, our security framework allows us to minimize and manage these risks through the use of enabling technologies such as, but not limited to, firewalls, mail & web filtering, endpoint protection, antivirus and antimalware, access lists, encryption and hardening.

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

During 2020 and 2019, we encountered an increased number of non-material phishing attempts which consisted on fake e-mails requesting minor payments and/or confidential information. As mentioned, none of these attempts were material nor had any major consequences for our operations or our customers. However, we cannot guarantee any future events will not affect our operations or customers.

Because of the costs and difficulties inherent in managing cross-border business operations, the Company’s results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Management may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labor practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact the Company’s financial and operational performance.

BWM’s distributors are independent contractors and not employees. If regulatory authorities were to determine, however, that our distributors are legally BWM employees, BWM could have significant liability under social benefit laws.

BWM’s distributors are self-employed and are not our employees. Periodically, the question of the legal status of our distributors has arisen, usually with regard to possible coverage under social benefit laws that would require BWM to make regular contributions to social benefit funds. We cannot guarantee there will not be a future determination adverse to this criteria, which would substantial and materially adversely affect our business and financial condition.

BWM depends on multiple contract manufacturers mostly located in China, and the loss of the services provided by any of our manufacturers could harm our business and results of operations.

BWM has outsourced product manufacturing functions to third-party contractors mainly located in China. In 2020, products supplied by Chinese manufacturers accounted for approximately 90% of BWM’s revenues.

If these suppliers have unscheduled downtime or are unable to fulfill their obligations under these manufacturing agreements because of political or regulatory restrictions, equipment breakdowns, natural disasters, health diseases or health epidemics, such as the COVID-19 virus, or any other cause, this could adversely affect BWM’s overall operations and financial condition.

Also, although BWM provides all of the formulations used to manufacture our products, BWM has limited control over the manufacturing process itself. As a result, any difficulties encountered by the third-party manufacturer that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on our business, financial condition and operating results.

Goodwill, property, plant and equipment and intangible assets represent a significant portion of Betterware’s statement of financial position and our operating results may suffer from possible impairments.

Goodwill, property, plant and equipment and intangible assets in Betterware’s statement of financial position derived from past business combinations carried out by BWM, are further explained in the notes to the consolidated and combined financial statements located elsewhere in this annual report. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Property, plant and equipment and intangible assets with definite useful lives are tested for impairment whenever there is an indication that these assets may be impaired. In the case of an impairment, we will recognize charges to our operating results based on the impairment assessment processes. In addition, future acquisitions may be made by BWM and a portion of the purchase price of these acquisitions may be allocated to acquired goodwill, property, plant and equipment and intangible assets. An impairment on property, plant and equipment or goodwill of acquired businesses could have a material adverse effect on our financial condition and results of operations.

The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on our gross margins and in our results of operation.

In late December 2019, a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The ongoing COVID-19 has resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, such as the U.S., China, Italy, Spain and Mexico which had forced extended shutdowns of certain businesses in certain regions.

The COVID-19 pandemic continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as a preventive measure may lead to our consumers being unable to complete purchases or other activities. Its impact on the global and local economies may also adversely impact consumer discretionary spending.

Although our operations were not interrupted as a result of the COVID-19 pandemic, our gross margin was negatively affected by the depreciation of the Mexican peso compared to the US dollar, as we acquire most of our products in US dollars. This affected and will likely continue affecting our results of operations for so long as the COVID-19 pandemic continues to impact global and local economies.

Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We are in the process of implementing Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and as of January 3, 2021 management has identified material weaknesses associated with the components of COSO. See “Disclosure Controls and Procedures—Control and Procedures.”

Betterware’s controlling shareholder may have interests that conflict with your interests.

As of January 3, 2021, Campalier owns approximately 51.57% of the outstanding common stock of Betterware. As the controlling shareholder, Campalier may take actions that are not in the best interests of the Company’s other shareholders. These actions may be taken in many cases even if they are opposed by the Company’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, Nasdaq or other relevant regulatory authorities.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and the Nasdaq listing guidelines. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment, requires the commitment of significant financial and managerial resources. We also expect the regulations to increase our legal and financial compliance costs, making it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly.

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

The value of the Mexican peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. Historically, BWM has been able to raise their prices generally in line with local inflation, thereby helping to mitigate the effects of devaluations of the Mexican peso. However, BWM may not be able to maintain this pricing policy in the future, or future exchange rate fluctuations may have a material adverse effect on our ability to pay suppliers.

Given Betterware’s inability to predict the degree of exchange rate fluctuations, it cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, it cannot be certain that these contracts or any other hedging activity will effectively reduce exchange rate exposure. In particular, BWM currently employs a hedging strategy comprised of forwards U.S. dollar–Mexican peso derivatives that are designed to protect us against devaluations of the Mexican peso. As of the date of this annual report, the hedging contracts cover 100% of the product needs as of November 2021. In addition, We generally purchase our hedging instruments on a rolling twelve-month basis; instruments protecting it to the same or a similar extent may not be available in the future on reasonable terms. Unprotected declines in the value of the Mexican peso against the U.S. dollar will adversely affect our ability to pay our dollar-denominated expenses, including our supplier obligations.

Any adverse changes in BWM’s business operations in Mexico would adversely affect our revenue and profitability.

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

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the physical proximity and the high degree of economic activity between the two countries generally, including the trade facilitated by USMCA, the successor agreement to NAFTA. As a result, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

Mexico is an emerging market economy, with attendant risks to BWM’s results of operations and financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. The national elections held on July 2, 2018 ended six years of rule by the Institutional Revolutionary Party or PRI with the election of President Andres Manuel Lopez Obrador, a member of the Morena Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect BWM’s operations. BWM cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, BWM’s financial condition, results of operations and prospects and, consequently, the market price for our shares, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

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

Political and social events in Mexico could adversely affect our business.

Mexico will hold federal and local intermediate elections on June 6, 2021. Due to the fact that the Partido Movimiento Regeneración Nacional (Morena), has majority in both houses of congress, the Party, and therefore the President of Mexico, has substantial power to approve new laws, amend existing ones and freely determine the policies and governmental actions including those related to the country’s economy and therefore affect or impact the operations and financial results of Mexican companies. We cannot predict what the result of the elections will bring regarding the integration of congress and the ruling party’s ability to maintain its current ability to dictate and implement public policies. The uncertainty associated with the result of the election and the result itself may adversely affect our operations and financial condition.

Investments in Mexican companies entail substantial risk; the Mexican government has exercised, and continues to exercise, an important influence on the Mexican economy

Investments in Mexico carry significant risks, including the risk of expropriation or nationalization laws being enacted or imposing exchange controls, taxes, inflationary, hyperinflationary, exchange rate risk, credit risk, among other governmental or political restrictions. We are incorporated under the laws of Mexico and most of our operations and assets are located in Mexico. As a consequence of the foregoing, our financial situation and operating results could be negatively affected.

The Mexican government has exercised, and continues to exercise, a strong influence on the country’s economy. Consequently, Mexican federal government actions and policies related to the economy, state-owned and controlled companies, and financial institutions financed or influenced, could have a significant impact on private sector entities in general, including us, in particular and on market conditions, prices and returns on Mexican securities, including counterparty risk. The Mexican federal government has made major policy and regulatory changes and may do so again in the future. Actions to control inflation and other regulations and policies have involved, among other measures, an increase in interest rates, changes in fiscal policies, price controls, currency devaluations, capital controls and limits on imports. Tax and labor legislation, in particular, in Mexico is subject to continuous change, and we cannot guarantee that the Mexican government will maintain current economic or other policies in force or if any the changes to such laws and policies would have a material adverse effect on us or on our financial performance. The measures adopted by the government could have a significant effect on private sector entities in general, as well as on the market situation and on the price of our shares.

Additionally, the Mexican federal government has implemented protectionist policies in the past and could implement certain national policies in the future that could restrict our operations, including restrictions on imports from certain countries.

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

During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation, although the country has had stable inflation during the last five years. The annual rates of inflation for the last five years as measured by changes in the National Consumer Price Index, as provided by Banco de Mexico, were:

2020	3.1%
2019	2.8%
2018	4.8%

A substantial increase in the Mexican inflation rate would have the effect of increasing some of BWM’s costs, which could adversely affect our results of operations and financial condition.

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

The regulatory environment in which Betterware operates is evolving, and our operations may be modified or otherwise harmed by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

Although BWM reviews applicable local laws in developing our plans, our efforts to comply with them may be harmed by an evolving regulatory climate and subjective interpretation of laws by the authorities. Any determination that BWM’s operations or activities are not in compliance with applicable regulations could negatively impact our business and our reputation with regulators in the markets in which we operate.

Laws and regulations may restrict Betterware’s direct sales efforts and harm our revenue and profitability.

Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales and/or which do not involve legitimate products. The laws and regulations in BWM’s current markets often:

●	impose on it order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

●	require us or our distributors to register with governmental agencies;

●	impose on it reporting requirements to regulatory agencies; and/or

●	require it to ensure that distributors are not being compensated solely based upon the recruitment of new distributors.

Complying with these sometimes inconsistent rules and regulations can be difficult and requires the devotion of significant resources on BWM’s part.

In addition, Mexico could change its laws or regulations to negatively affect or prohibit completely network or direct sales efforts. Government agencies and courts in Mexico may also use their powers and discretion in interpreting and applying laws in a manner that limits BWM’s ability to operate or otherwise harms our business. If any governmental authority were to bring a regulatory enforcement action against BWM that interrupts BWM’s business, our revenue and earnings would likely suffer.

You may have difficulty enforcing your rights against Betterware and our directors and executive officers.

Betterware is a company incorporated in Mexico. All our directors and executive officers are non-residents of the U.S. You may be unable to effect service of process within the U.S. on Betterware, its directors and executive officers. In addition, as all of our assets and substantially all of the assets of our directors and executive officers are located outside of the U.S., you may be unable to enforce against BWM and our directors and executive officers judgments obtained in the U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws or state securities laws. There is also doubt as to the enforceability, in original actions in Mexican courts, of liabilities including those predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions, including those predicated upon the civil liability provisions of U.S. federal securities laws. There is no bilateral treaty currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case.

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

Betterware is considered a “foreign private issuer” under the Exchange Act and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. The Company is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS. The Company is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Company securities.

In addition, as a “foreign private issuer” whose shares are listed on Nasdaq, the Company is permitted to, and is expected to, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As a Mexican corporation listed on Nasdaq, the Company is expected to follow our home country practice with respect to the composition of the board of directors and nominations committee and executive sessions. Unlike the requirements of Nasdaq, the corporate governance practices and requirements in Mexico do not require the Company to have a majority of its board of directors to be independent; do not require the Company to establish a nominations committee; and do not require the Company to hold regular executive sessions where only independent directors shall be present. Such home country practices of Mexico may afford less protection to holders of Company shares.

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

Betterware qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the Company is eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. The Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of DD3’s ordinary shares in its initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as the Company is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. DD3 has elected not to opt out of such extended transition period and, therefore, the Company may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find the Company shares less attractive because the Company will rely on these exemptions, which may result in a less active trading market for the Company shares and their price may be more volatile.

If securities or industry analysts do not publish or cease publishing research or reports about Betterware, our business, or markets, or if they change their recommendations regarding the Company shares adversely, the price and trading volume of the Company shares could decline.

The trading market for the Company shares is influenced by the research and reports that industry or securities analysts may publish about the Company, our business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, the price and trading volume of the Company shares would likely be negatively impacted. If any of the analysts who may cover the Company change their recommendation regarding the Company shares adversely, or provide more favorable relative recommendations about the Company’s competitors, the price of the Company shares would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, the Company could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

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

Based on the projected composition of our income and assets, including goodwill, it is not expected that the Company will be a PFIC for its taxable year that includes the date of the Merger or in the foreseeable future. However, the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

●	Founded in 1995, Betterware is a leading direct-to-costumer company in Mexico. The Company is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.

●	On July 28, 2017, Betterware entered into a merger agreement with Betterware Controladora, S.A. de C.V. (“BWC”) and Strevo Holding, S.A. de C.V. (controlling company of BWC and in turn, subsidiary of Campalier). Betterware was the surviving entity to such merger and the merged companies ceased to exist.

●	On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement with Sellers, Betterware, BLSM, pursuant to which DD3 agreed to merge with and into Betterware in a Business Combination. See “The Business Combination.”

●	On March 13, 2020, the Merger with DD3 was closed and consummated.

●	On July 14, 2020, Betterware’s corporate name changed from Betterware de México, S.A.P.I. de C.V. to Betterware de México, S.A.B. de C.V.

●	On December 14, 2020, Betterware and Forteza, (Betterware’s shareholder), entered into a merger agreement pursuant to which Forteza agreed to merge with and into Betterware, surviving Betterware as the acquiror. On December 16, 2020, the merger was completed. Consequently, shares in Betterware were delivered to Forteza’s shareholders in proportion to their shareholding in Betterware, without implying an increase in Betterware’s share capital or in the total number of outstanding shares of the Company.

B.	BUSINESS OVERVIEW

Company Overview

Founded in 1995, Betterware is a leading direct-to-customer company in Mexico. BWM is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.

BWM sells its products through nine catalogues published throughout the year (approximately six weeks outstanding each) with an offer of approximately 380 products per catalogue. BWM constantly innovates introducing approximately 300 products every year, representing 10% – 15% of the products in a catalogue. All of the products are Betterware branded with unique characteristics and manufactured by +300 certified producers in Mexico and China, and then delivered to BWM’s warehouses in Guadalajara, Jalisco where they process and pack the products.

Betterware sells its products through a unique two-tier sales model that is comprised of more than 1,290,412 Distributors and Associates across Mexico, that serve + 20% Household Penetration in Mexico, and 82% of Distributors place orders every week. The Distributors and Associates are monitored tightly through an in-house developed business intelligence platform that tracks weekly performance and has a detailed mapping system of the country to identify potential areas to penetrate and increase the network.

BWM’s business model is tailored to Mexico’s unique geographic, demographic and economic dynamics, where communities are small and scattered across the country, with very low retail penetration and difficult to fulfill last mile logistics, middle-income consumers are emerging, and historic high consumer confidence was present during 2020. Additionally, the business model is resilient to economic downturns given low average sales price to consumers and also because being a Distributor or Associate represents an additional source of income for households. As a result, BWM’s operations are not subject to significant seasonal fluctuations.

Betterware has a zero last mile cost, with its Distributors and Associates delivering the products to the final consumers.

Betterware has shown long term sustainable double-digit growth rates in revenue and adjusted EBITDA. For the 2020 period, Betterware had triple-digit growth and has built a platform that management believes can grow domestically in Mexico and in other markets.

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

17 Direct selling representatives work on their own but are affiliated with a company that uses the channel, retaining the freedom to run a business and have other sources of income.

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

The main functions of the business intelligence unit are:

1.	Clear strategy development

2.	Tight Monitoring

3.	Product Intelligence

Product Development and Innovation Program

●	The Company offers a product portfolio with great depth in the home organization segment through six different categories; kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility and bedroom

●	Constant product innovation is engaged by Betterware through refreshing its catalogue content and attracting clients’ repeated purchases

●	The Company has a team focused solely in performing industry analyses and product development and monitoring backed by the data analytics unit’s commercial strategy

Distributors and Associates Network & Loyalty and Reward Programs

●	Betterware has a unique two-tier sales model and one of the most robust networks with more than 59,713 Distributors and 1,230,699 Associates as of January 3, 2021.

●	The Company’s Distributors and Associates serve around 20% Household Penetration in Mexico and 82% of Distributors place orders every week.

●	The Company has a remarkable rewards program that attracts, retains, and motivates Distributors and Associates through product discounts, Betterware Points, trips, gifts and more.

Unparalleled Logistics and Supply Chain Platform

●	All of Betterware’s products are manufactured by more than 300 third party factories certified under the Company’s quality standards.

Growth Strategies

●	The Company’s warehousing practices includes a 80-day service level inventory.

●	Betterware distributes all products from its distribution center in Guadalajara, Mexico.

●	Distributors personally deliver orders to each of its associates, thus eliminating last mile costs for the Company

Experienced Management & Meritocratic Culture

●	Betterware’s president has more than 25 years of experience in the direct-to-consumer selling sector across the Americas and a strong track record of delivering value to its shareholders with commitment to excellence

●	Top management has been with the Company six years on average

●	The company’s culture is based on the following principles

1.	Result driven management:

○	Incentives based on results

○	Highly professional operation and no bureaucracy

2.	Meritocratic culture:

○	Culture focused on solutions, delivery, discipline and commitment

3.	Closeness to salesforce:

○	Management are close and visible to Distributors and Associates

○	Open office spaces for efficient flow of information and data allows fast decision making

The company has a clear and executable plan for growth, which includes organic and inorganic initiatives. The main strategies divided by timeline are the following:

●	Short Term

1.	Web marketing/E-commerce

2.	Increase Service Capacity

○	Construction of new headquarters campus

●	Medium Term

1.	New Product Line

2.	International Expansion to Latin America

3.	Strategic Acquisitions

Offerings

The living spaces in our target communities are on a decreasing size trend. Hence it is becoming more and more important to optimize the organization within our living spaces and hectic lifestyles. The Company offers a unique and innovative product portfolio with great depth in the home organization segment focused on providing everyday solutions for modern spaces.

●	The company offers its products through 8 different categories; including kitchen and food preservation, home solutions, bathroom, laundry and cleaning, tech and mobility and bedroom

●	Products are sold through catalogues that offer approximately 380 products. Each catalogue has extensive consumer reading behavior analysis to ensure that the content is distributed in the most efficient way and purchase potential is maximized

●	Constant product innovation introducing approximately 300 new products every year and development is conducted where the focus is on refreshing catalogue content and attracting repeated purchases from clients

●	The Company employs an efficient pricing strategy focused in maximizing revenue and margins and minimizing inventory losses

●	The Company has a team focused solely on performing industry analyses and monitoring backed by the data analytics unit commercial market strategy

Logistics Infrastructure and Supply Chain

Customers

●	Betterware is 100% committed to provide products to its customers that serve as everyday solutions for modern space organization. Betterware also has the objective of providing products that are accessible to anyone. With these objectives in mind, the Company’s target market is all households in Mexico.

●	Most of the Company’s end customers are adult men and women with the desire of optimizing their homes organization

Sales & Marketing

Betterware does not rely on significant traditional advertising expenditures to drive net sales since Distributors and Associates distribute its catalogues directly to customers, thus making the sales catalog design and printing an important selling expense representing 3.4% of net revenue. Some of the main advertising costs incurred by the Company include social media and transit advertising in bus lines and subways that represent 0.2% of net revenue.

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

The following diagram depicts the current organizational structure of Betterware:

Other investors
Campalier, S.A. de C.V.
48.43%
51.57%
Betterware de México, S.A.B. de C.V.
100%
BLSM Latino América Servicios, S.A. de C.V.

D.	PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located in Guadalajara, Mexico. As of January 3, 2021, we leased premises of approximately 26,318 square meters. We also lease offices in Mexico City, with an aggregate area of approximately 384 square meters. We lease our premises from unrelated third parties. Below is a summary of the terms of each of our current leases. We do not plan to renew most of these leases when they expire as in the first quarter of 2021, we completed the construction of a distribution center in Guadalajara, Mexico. As of January 3, 2021, the total amount of investment capital expenditures related to this construction was Ps.674 million.

Leased properties	Term	Area (square meters)
Distribution center – CEDIS	April 30, 2021	12,657
Warehouse CEREC I	February 28, 2021	6,921
Warehouse CEREC III	February 28, 2021	4,717
Warehouse CEREC II	September 30, 2020	2,023
Mexico City – Casa Better	April 30, 2022	384
Total		26,702

ITEM 4A.	UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our results of operations and financial condition are based upon our Audited Consolidated and Combined Financial Statements, which have been prepared in accordance with IFRS. Our operating and financial review and prospects should be read in conjunction with our Audited Consolidated and Combined Financial Statements, the accompanying notes thereto and other financial information appearing elsewhere in this annual report.

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

Distributors and Associates

Betterware sells its products through a unique two-tier sales model that is comprised of Distributors and Associates. Distributors are the link between the Company and the Associates. The Company distributes products in a weekly basis to the Distributors domicile, who in turn delivers to each Associate. To cover for the associated payment cycle, the Company provides to Distributors a two-- week credit line for them to make the payment back to the Company.

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

Cost of Sales

Cost of goods sold consists of the purchase of finished goods, maritime freight costs, land freight costs, customs costs, provisions for defective inventory, among others. The cost of finished goods and maritime and land freight costs represent the majority of BWM total costs of goods sold.

Selling Expenses

Selling expenses include all costs related to the sale of products, such as printing and design of sales catalog, packing material costs, events, marketing and advertising, a part of promotional points products expenses, among others. Costs related to sales catalog and rewards program products account for most of the weight of total selling expenses.

Administrative Expenses

Administrative expenses primarily include employee salaries and related expenses of all departments of the company´s operations, such as accounting, planning, customer service, legal, and human resources. Also included are corporate operations, research and development, leases, professional services relating to BWM’s statutory corporate audit and tax advisory fees, legal fees, outsourcing fees relating to information technology, and corporate site and insurance costs.

Financing Income/Cost

Financing income/costs consists primarily of: (i) interest expense and charges in connection with financings, (ii) income derived from investments of excess cash, (iii) loss/gains from foreign exchange changes, and (iv) loss /gains in valuation of derivative financial instruments (including the fair value effects of the warrants).

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

Results of Operations — 2020 period compared with the 2019 period

All amounts discussed are in thousands of Mexican pesos unless otherwise noted

Net Revenue

	January 3, 2021		December 31, 2019
Net Revenue	Ps.	7,260,408	3,084,662

Net revenue increased by 135.4%, or MX$ 4,175,746, to MX$7,260,408 for the 2020 period compared to MX$3,084,662 for the 2019 period, primarily due to: (i) an increase in volume of units sold, mainly as a consequence of an increase in the distribution network, including distributors and associates (for the 2020 period the Company had a Distributors and Associates network of 1,290,412 and 133.7 million units compared to 437,872 Distributors and Associates network and 42.3 million units for the 2019 period), and (ii) an increase of the average unit price of our products.

Cost of Goods Sold

	January 3, 2021		December 31, 2019
Cost of Sales	Ps.	3,290,994	1,280,829

Cost of goods sold increased 156.9%, or MX$2,010,165, to MX$3,290,994 for the 2020 period compared to MX$1,280,829 for the 2019 period as a result of increased revenue, resulting in a gross profit of MX$3,969,414 for the 2020 period compared to MX$1,803,833 for the 2019 period. As a percentage of net revenues, cost of goods sold was 45.3% for the 2020 period and 41.5% for the 2019 period. The increase of cost of goods sold as a percentage of net revenues was primarily because of the impact of the increase in air freight costs to meet the surge in demand, and lesser extent due to the depreciation of the Mexican peso compared to the US dollar, (approximately 90% of our purchases are imported from China).

Administrative Expenses

	January 3, 2021		December 31, 2019
Administrative Expenses	Ps.	664,677	319,133

Administrative expenses increased 108.3%, or MX$345,544, to MX$664,677 for the 2020 period compared to MX$319,133 for the 2019 period, primarily due to increases in the number of employees to support operation growth and one-time consulting services fee payments. As a percentage of net revenues, these expenses represented 9.2% and 10.4% for the 2020 and 2019 periods, respectively. Decrease in percentage is due to operating leverage.

Administrative expenses by department are as follows:

	January 3, 2021	December 31, 2019	Var. $	Var. %
Operations	406,856	164,336	242,520	147.6%
Finance	94,886	51,374	43,512	84.7%
IT	45,355	27,765	17,590	63.4%
Depreciation	43,612	38,394	5,218	13.6%
Quality	25,383	15,909	9,474	59.6%
Marketing	24,936	19,085	5,851	30.7%
Others	23,649	2,270	21,379	941.8%
Total	664,677	319,133	345,544	108.3%

Selling Expenses

	January 3, 2021		December 31, 2019
Selling Expenses	Ps.	853,355	551,300

Selling expenses increased 54.8%, or MX$302,055, to MX$853,355 for the 2020 period compared to MX$551,300 for the 2019 period, primarily due to an increase in our rewards program and expenses incurred in the volume of sales catalogues printed in order to have enough copies to provide for the increased number of Distributors and Associates. The Company’s selling expenses were 11.8% of net revenue for the 2020 period compared to 17.9% of net revenue for the 2019 period. This decrease was mainly a combination of maintaining the same expenses related to employees during 2020 and 2019 and the increase in sales during 2020. The selling expenses major line items include:

	January 3, 2021	December 31, 2019	Var. $	Var. %
Sales Bonuses and Wages	288,658	281,259	7,399	2.6%
Sales Catalogue	247,250	128,687	118,563	92.1%
Rewards Program	172,177	26,311	145,866	554.4%
Events and Conventions	19,237	37,848	(18,611)	(49.2%)
Others	126,033	77,195	48,838	63.3%
Total	853,355	551,300	302,055	54.8%

Distribution Expenses

	January 3, 2021		December 31, 2019
Distribution Expenses	Ps.	331,023	121,155

Distribution expenses increased 173.2%, or MX$209,868 to MX$331,023 for the 2020 period compared to MX$121,155 for the 2019 period. This increase relates to the fact that distribution expenses are driven primarily by sales volume, which increased 135.4% for the 2020 period, compared to the 2019 period.

Financing Income/Costs

	January 3, 2021		December 31, 2019
Financing Income (Cost)
Interest Expense(1)	Ps.	(80,253)	(85,429)
Interest Income		10,930	7,028
Unrealized Loss in Valuation of Financial Derivative Instruments(2)		(287,985)	(15,680)
Changes in fair value of warrants(3)		(851,520)	-
Foreign Exchange Loss, Net(4)		(30,402)	(13,330)
Financing Cost, Net		(1,239,230)	(107,411)

(1)	Interest expenses decreased 6.1% or MX$5,176, to MX$80,253 for the 2020 period compared to MX$85,429 for the 2019 period. Interest expenses decreased as a result of lower outstanding debt balances in 2020, as compared to 2019, due to repayment of principal amounts in certain financing agreements. See—“Indebtedness.”
(2)	In connection with the secured line of credit for up to Ps.400,000 contracted with Banamex (see —“Indebtedness—Banamex Term Loans”), and in order to mitigate the risk of future increases in interest rates, the Group entered into a derivatives contract with Banamex, which consists of an interest rate swap. By using this interest rate swap, the Group converts its variable interest rates into fixed rates. In addition, to reduce the risks related to fluctuations in the exchange rate of the US dollar, the Group uses derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars.
(3)

Betterware assumed the obligation associated with outstanding warrants upon the Merger with DD3. Changes in the fair value of the warrant obligation, which increased during the year in direct correlation with the increase in our share price, was recognized in financing income/costs.

(4)	Company exposure to currency exchange rate fluctuations and how it mitigates this risk can be found in the section entitled “Risk Factors—Risks Related to Mexico, See—Currency exchange rate fluctuations, particularly with respect to the US dollar/Mexican peso exchange rate, could lower margins.”

Income Tax Expense

	January 3, 2021		December 31, 2019
Current	Ps	576,834	229,900
Deferred		(34,066)	2,792
Total Income Tax Expense		542,768	232,692

Income taxes increased 133.3% or MX$310,076 to MX$542,768 for the 2020 period compared to MX$232,692 for the 2019 period due to higher pre-tax profits. The effective income tax rate increased as a result of an increase in, mainly, the tax effect of inflation and non-deductible expenses.

Capital Expenditures

Our capital expenditures for the 2020 period, were mainly related to the construction of our new headquarters and distribution center in Guadalajara, Mexico. Our capital expenditures for the 2020 and 2019 periods amounted to MX$617.7 million and MX$182.6 million, respectively.

Results of Operations — 2019 period compared with the 2018 period

The results of operations comparison between the 2019 and 2018 periods has been omitted from this annual report, but may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Form 20-F filed with the SEC on May 4, 2020.

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

In order to maintain sufficient liquidity, the Company establishes maintaining a minimum cash and cash equivalent monthly balance to equal approximately Ps.200,000 in order to cover its Selling, General and Administrative expenses. For the 2020 period, cash and cash equivalents of the Company was Ps.649,820, above its minimum internal policy.

2020 period compared with the 2019 period

Cash Flows from Operating Activities

Cash flow provided by operating activities was MX$1,822,256 and MX$605,446 for the 2020 and 2019 periods, respectively. The cash flow from operations increased primarily due to an increase in cash received from sales. Inventory management increased from 88 days during the 2019 period, to 90 during the 2020 period, Days of Payables increased from 135 during the 2019 period to 145 during the 2020 period, and Days of Receivables increased from 20 during the 2019 period to 25 during the 2020 period.

Cash Flows from Investing Activities

Cash flows (used in) provided by investing activities were MX$(631,401) and MX$(175,597) for the 2020 and 2019 periods, respectively. Cash outflows from investing activities include investment in technological platform, product innovation, equipment, and property. The increase in investing activities was mainly due to the construction of a distribution center in Guadalajara. See “Property, Plants and Equipment.”

Cash Flows from Financing Activities

Cash flows used in financing activities were MX$754,732 and MX$393,535 for the 2020 and 2019 periods, respectively. For the 2020 period, the Company made repayments in the amount of MX$692,113 under its long-term financing agreements, of which: (i) MX$521,250 was repaid to Credit Suisse, (ii) MX$168,376 to Banamex, and (iii) MX$2,487 to BBVA. Also, the Company made a repayments in the amount of MX$1,064,999 under its short-term financing agreements, of which: (i) MX$434,999 was paid to Banamex, and (ii) MX$630,000 was paid to HSBC. Additionally, we received an additional disbursement under the existing long-term financing agreements for the total amount of MX$195,000. For the 2020 and 2019 periods, the Company paid dividends in the amounts of MX$830,000 and MX$342,955, respectively. Interests paid for the 2020 period of MX$121,297, a 46.7% increase compared to MX$82,654 paid for the 2019 period; mainly due to prepaid commission paid to MCRF P, S.A. de C.V. SOFOM, E.N.R for Ps.45,000.

2019 Period and 2018 Period

A cash flow comparison of the 2019 and 2018 periods has been omitted from this annual report but may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Form 20-F filed with the SEC on May 4, 2020.

Indebtedness

Banamex Term Loans

On December 18, 2018, Betterware, as borrower, and BLSM, as guarantor (fiador), entered into a secured credit facility agreement with Banco Nacional de México, S.A., Integrante de Grupo Financiero Banamex for an aggregate principal amount of MX$400 million. The loan is secured by (i) a first priority mortgage over a 49,756.47 m2 property located in Jalisco, Mexico property of BWM and (ii) a bond (fianza) granted by BLSM.

Under this facility, Betterware and BLSM must observe certain restrictive covenants, which require BWM and BLSM (i) continuing to perform the same type of activities and businesses, maintaining their legal existence, (ii) complying with all applicable laws, (ii) having audited its consolidated and combined financial statements by internationally recognized auditors authorized by the financial institution, (iii) paying all applicable taxes, (iv) obtaining all licenses and permits required by government to operate, (v) keeping assets and businesses insured against loss or damage, (vi) not to incur liens on BWM and BLSM’s assets, and (vii) not giving or selling any rights of financial documents.

The line of credit agreement with Banamex contains the following financial covenants:

a) To maintain a short-term debt coverage ratio not lower than 1.5.

b) To maintain a total debt coverage ratio not greater than 3.0.

c) To maintain a leverage ratio not greater than 7.0.

d) To maintain a minimum cash and cash equivalents balance of MX$40,000.

On January 30, 2020, the Group renegotiated the interest rate of the secured line of credit with Banamex, which changed from the TIIE rate plus 317 basis points to the TIIE rate plus 260 basis points. In addition, withdrawals from this line of credit were extended to August 2020, and are payable on a quarterly basis from September 2020 up to December 18, 2025.

On March 25, 2020 and April 13, 2020, the Group withdrew Ps.74,000 and Ps.100,000, respectively, from its secured line of credit with Banamex.

As of the date of this annual report, the Company is in compliance with all covenants under this facility. In connection with the Merger, Banamex granted the Company the required permission from Banamex to consummate the transaction under the Business Combination

Supplemental Banamex Term Loan

On July 30, 2020 a total amount of Ps.195,000 was withdrawn from a credit agreement signed on June 3, 2020 with Banamex. This loan bears interest at the TIIE rate plus 295 basis points maturing on December 30, 2025.

Under this facility, Betterware and BLSM must observe certain restrictive covenants, which require BWM and BLSM (i) continuing to perform the same type of activities and businesses, maintaining their legal existence, (ii) complying with all applicable laws, (ii) having audited its consolidated and combined financial statements by internationally recognized auditors authorized by the financial institution, (iii) paying all applicable taxes, (iv) obtaining all licenses and permits required by government to operate, (v) keeping assets and businesses insured against loss or damage, (vi) not to incur liens on BWM and BLSM’s assets, and (vii) not giving or selling any rights of financial documents.

Banamex Revolving Facility

On April 30, 2019, Betterware, as borrower, and BLSM, as guarantor (fiador), entered into a revolving facility agreement with Banco Nacional de México, S.A., a member of Grupo Financiero Banamex for an aggregate principal amount of MX$80 million. As of January 3, 2021, the interest rate amounted to TIIE plus 285 basis points. As of December 31, 2019, the interest rate was TIIE plus 275 basis points. The credit is renewable on yearly basis.

Under this facility, Betterware and BLSM must observe certain restrictive covenants, which require BWM and BLSM (i) continuing to perform the same type of activities and businesses, maintaining their legal existence, (ii) complying with all applicable laws, (ii) having audited its consolidated and combined financial statements by internationally recognized auditors authorized by the financial institution, (iii) paying all applicable taxes, (iv) obtaining all licenses and permits required by government to operate, (v) keeping assets and businesses insured against loss or damage, (vi) not incurring liens on BWM and BLSM’s assets, and (vii) not to give or sell any rights of financial documents. Under this facility, Betterware and BLSM shall maintain a short-term debt coverage ratio not lower than 1.0.

HSBC

On March 10, 2020, Betterware entered into a current account credit agreement with HSBC México, S.A., for an amount of Ps.50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, an amendment to this agreement was signed, in which the amount of the line of credit was increased to Ps.150,000. The maturity date of this line of credit is March 10, 2022, and it bears interest at the TIIE rate plus 350 basis points. During 2020, the Group utilized Ps.115,000 of which as of January 3, 2021 the entire amount has been repaid.

BBVA

On September 20, 2020, Betterware entered into a line of credit with BBVA for up to Ps.75,000 bearing interest at 7.5%, payable monthly. The line of credit has racks in the Group’s distribution center pledged as collateral for an amount of Ps.80,901.

COVID-19 Virus Impact

As a result of the coronavirus (COVID-19) outbreak and its recent global spread to a large number of countries, the World Health Organization classified the viral outbreak as a pandemic on March 11, 2020. See Risk Factors—The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on the retail industry and in our results of operations.”

Our operations were not interrupted as a result of the COVID-19 pandemic, as its product lines include hygiene and cleaning solutions, which qualify as an essential activity in Mexico. Our gross margin was negatively affected by the depreciation of the Mexican peso compared to the US dollar, as it acquires most of its products in US dollars. To mitigate this risk, we enter into derivative forward contracts to fix the exchange rate for future purchases in US dollars, which has allowed it to partially reduce the effects of the increase in the exchange rate between the Mexican peso and US dollar due to the COVID-19 pandemic.

We have a proven track record of performance and a clear and executable growth plan, which includes expansion in current geographies and categories, as well as the addition of new markets and product extensions, all supported by a strong infrastructure deeply rooted in business intelligence.

The Company maintains sufficient liquidity to comply with its contractual obligations as a result of having financing sources, in addition, the payment conditions of its clients are maintained between 14 and 28 days, while the payment conditions to its suppliers are 120 days.

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

The COVID-19 pandemic had no adverse impacts on our financial performance for the 2020 period. However, our gross margin was negatively affected by promotions aimed at gaining market share and the appreciation of the U.S. dollar compared to the Mexican peso impact on inventory costs as we purchase most of our products in U.S. dollars, which might continue throughout 2021. In order to mitigate this risk, the Company enters into forward contracts to fix the exchange rate for future purchases in U.S. dollars, which has allowed us to partially reduce the exchange rate effects of the COVID-19 pandemic. In addition, management is working on plans to increase the introduction of products with higher profit margins and therefore reduce the negative effects that impact our profit margin. We will continue to monitor the impacts that COVID-19 might have on our financial performance during 2021 and beyond.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events, that are reasonably likely to have a material adverse effect in our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS.

BWM does not engage in any off-balance sheet financing activities, nor does it have any interest in entities referred to as variable interest entities.

F.	DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our Contractual Obligations

Set forth below is a tabular presentation of our contractual obligations as of January 3, 2021, for the next five years, presented by type and nature of contractual obligation. The table details the Company’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The maturity analysis has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows:

As of January 3, 2021
	Less than 1 year		Over 1 year and less than 5 years	Over 5 years	Total
Accounts payable to suppliers		2,078,628	-	-	2,078,628
Lease liability		8,727	19,243	-	27,970
Derivative financial instruments		46,667	306,667	-	353,334
Long-term debt		126,736	503,458	-	630,194
	Ps.	2,260,758	829,368	-	3,090,126

G.	SAFE HARBOR

See the disclaimer with respect to Cautionary Note Regarding Forward-Looking Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

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

Name	Age	Position Held
Luis Campos	68	Chairman of the Board
Andres Campos	38	Chief Executive Officer and Board Member
Diana Jones	39	Chief Financial Officer
Luis Lozada	39	Chief Strategy Officer
Santiago Campos	29	Board Member
Jose de Jesus Valdez	68	Independent Board Member
Federico Clariond	47	Independent Board Member
Mauricio Morales	60	Independent Board Member
Joaquin Gandara	50	Independent Board Member
Dr. Martín M. Werner	58	Independent Board Member
Dr. Guillermo Ortiz	72	Independent Board Member
José Alberto Terán	67	Board Member
Reynaldo Vizcarra	55	Secretary

Background of Our Officers and Directors

Betterware’s board of directors is composed of the following members and a non-member Secretary:

●	Luis Campos has been in the direct to consumer business for almost 25 years. He has been chairman of Betterware de México since he bought the Company in 2001. Prior to Betterware, Mr. Campos served as Chairman of Tupperware Americas (1994 – 1999), Chairman of Sara Lee — House of Fuller Mexico (1991 – 1993), and Chairman of Hasbro Mexico (1984 – 1990). Mr. Luis Campos is an active member of the “Consejo Nacional de Comunicación”, an active member of the “Consejo Consultivo” of Banamex and he was an active member of the Direct Selling Association, The Latin America Regional Managers’ Club, The Conference Board, and a board member of the Economic Development Commission of Mid Florida, Casa Alianza-Covenant House, The Metro Orlando International Affairs Commission, SunTrust Bank and Casa de Mexico de la Florida Central, Inc. Mr. Campos was selected to serve on Betterware’s board of directors due to his extensive experience in consumer product companies, especially in the direct sales, as well as his relevant top-level experience in American public multinational companies. Luis Campos is the father of Andres and Santiago Campos.

●	Andres Campos has been CEO of Betterware de México since 2018. Prior to becoming CEO, within the Company, Andres Campos served as Commercial Director (2014 – 2018) and Strategy and New Businesses Director (2012 – 2014). Prior to Betterware, Mr. Campos worked in Banamex Corporate Banking area (2012 – 2014) and in KPMG as an Auditor (2004 – 2005). Andres holds a bachelor’s degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Cornell University. Andres Campos is son of Luis Campos and brother of Santiago Campos.

●	Diana Jones has served as Betterware CFO since 2020. Mrs. Jones previously performed as Betterware’s Director of Comptroller (2018-2019) and Director of Finance Planning (2019-2020). Prior joining the Company, she worked as Director of External Audit in KPMG Cardenas Dosal, S.C., (2003-2018), including a term at New York City from 2008 to 2010. Mrs. Jones holds a degree in Public Accounting and Finance from the Monterrey Institute of Technology and Higher Education (ITESM), as well as an MBA with specialty in Finance from Tecmilenio University. She is also a Certified Public Accountant on behalf of the Mexican Institute of Public Accountants.

●	Luis Lozada joined Betterware in January 2021, as Chief Strategy Officer. Prior to joining Betterware, Mr. Lozada was an Associate Partner with Bain & Company, where he worked for almost fifteen years (2006 – 2020) advising senior executives of multi-multinational companies on a variety of management topics. Mr. Lozada’s area of expertise resides in business strategy and performance improvement, with retail and consumer-goods companies Mr. Lozada holds a bachelor’s degree in Chemical Engineering from the Monterrey Institute of Technology and Higher Education (Instituto Tecnologico y de Estudios Superiores de Monterrey – “ITESM”) and an MBA from Cornell University.

●	Santiago Campos has served as Director of Innovation and Communication at Betterware since 2018. Prior to joining Betterware, Santiago Campos served as Commercial Director at EPI Desarrollos, a Real Estate Development company, coordinating efforts between marketing, sales, finance and also taking care of administration, he was involved in achieving successful projects in a span of 2.5 years where 100% sales were accomplished before finishing construction. Santiago holds a bachelor’s degree in public accounting and finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Campos was selected to serve on Betterware’s board of directors due to his natural instinct in product innovation and household needs in BWM market target group. Santiago Campos is son of Luis Campos and brother of Andres Campos.

●	Jose de Jesus Valdez serves as CEO of Alpek since 1988. Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

●	Federico Clariond has served as CEO of Valores Aldabra, a single-family office with investments in financial services, aluminum, packaging and consumer goods companies, since 2011, and as CEO of Buro Inmobiliario Nacional, a Real Estate investment vehicle with holdings in the hospitality, industrial, office, and commercial spaces throughout Mexico, since 2015. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies ranging from the financial services, aluminum, packaging and consumer goods industries. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

●	Mauricio Morales is a founding partner at MG Capital. Before his 21-year tenure at the firm, he worked at different financial institutions in Mexico, specializing in wealth management, with a focus on exchange-traded instruments. Mauricio hold a B.S. in Mechanical Engineering, from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mauricio participates as a board member at one private firm, and one private charity group. Mr. Morales was selected to serve on Betterware’s board of directors due to his vast experience in Mexico and USA capital markets.

●	Joaquin Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking. Mr. Gandara was selected to serve on the Company’s board of directors due to his extensive knowledge in the financial and banking field.

●	Dr. Martín M. Werner, who has served as DD3’s Chief Executive Officer and Chairman of the Board since inception, is a founding partner of DD3 Capital. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. Dr. Werner continues to serve as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), which is one of Mexico’s largest private concessionaires and operates more than 760 kilometers of toll roads and is owned by Goldman Sachs Infrastructure Partners. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s Public debt after the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion; he is also member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States; the Board of Directors of Grupo Aeroportuario Centro Norte, one of Mexico’s largest airport operators; and he is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.

●	Dr. Guillermo Ortiz has served as Chairman of BTG Pactual Latin America ex-Brazil, a leading Brazilian financial services company with operations throughout Latin America, the U.S. and Europe, since 2015. Prior to joining BTG, from 2010 to 2015, he was Chairman of the Board of Grupo Financiero Banorte-Ixe, the largest independent Mexican financial institution. Dr. Ortiz also served two consecutive six-year terms as Governor of Mexico’s Central Bank from 1998 to 2009. From 1994 to 1997, Dr. Ortiz served as Secretary of Finance and Public Credit in the Mexican Federal Government where he guided Mexico through the “Tequila” crisis and contributed to the stabilization of the Mexican economy, helping return the nation to growth in 1996. He has served on the Board of Directors of the International Monetary Fund, the World Bank and the Interamerican Development Bank. Dr. Ortiz is Chairman of the Pe Jacobsson Foundation, a member of Group of Thirty, Board of Directors of the Center for Financial Stability, Board of Directors of the Globalization and Monetary Policy Institute, Board of Directors in the Federal Reserve Bank of Dallas and Board of Directors of the China’s International Finance Forum. He is also an Officer of Zurich Insurance Group Ltd. and a Member of the Board of Directors of Wetherford International, a leading company in the oil and equipment industry, as well as of a number of Mexican companies, including Aeropuertos del Sureste, one of Mexico’s largest airport operators, Mexichem, a global leading petrochemical group, and Vitro, a leading glass manufacturer company in Mexico. Dr. Ortiz is also a member of the Quality of Life Advisory board of the Government of Mexico City. Dr. Ortiz holds a bachelor’s degree in economics from Universidad Nacional Autónoma de México (UNAM), a master’s degree and a Ph.D. in economics from Stanford University. Dr. Ortiz was selected to serve on our board of directors due to his significant government service and finance experience.

●	José Alberto Terán Vázquez was born in Mexico City in 1953. He studied administration at the Instituto Tecnológico Autónomo de México, he worked 2 years at the bancking sectory and in 1978 he joined to Terán Publicity; The dvertising agency was founded in 1947 by his father; In 1988 he was named as CEO of Terán Publicity. In 1995, Terán Publicity become part of OMNICOM group, thus joining the TBWA network and the agency was again named as TERAN / TBWA. Some of its clients are leading local and global brands operating in Mexico, such as Apple, Bachoco, BBVA, Domino’s, El Palacio de Hierro, GNP Seguros, Tequila Herradura, Jack Daniel’s, Kleen Bebe, Nissan, FUD, Yoplait and Volaris. José Alberto has been an active leader in the Mexican advertising industry and has served as President of the Mexican Association of Advertising Agencies (AMAP) in 1995, 200 and 2017. He has also been Vice President of the National Advertising Council. In 2000 he founded the EFFIE awards in Mexico, which are sponsored by the American Marketing Association and served as its president for 7 years.

●	Reynaldo Vizcarra (non-member Secretary) is a member of Baker & McKenzie’s Corporate and Transactional Practice Group. He is a professor at the University Anáhuac del Norte where he teaches foreign investment as part of the master of laws program, and an instructor at Universidad Panamericana’s Baker McKenzie Seminar. He joined Baker & McKenzie’s Mexico City office in 1986, handling foreign investments, banking and finance matters and international agreements. He also worked in the Chicago office’s Latin America Practice Group, advising on investments and acquisitions in Latin America (1996 – 1997). In 2000, Mr. Vizcarra co-founded Baker & McKenzie’s Guadalajara office, where he led the Banking & Finance Practice Group. In August 2005, he transferred to Baker McKenzie’s Cancun office as a founding member and director mainly handling tourism and real estate projects. In 2009, he transferred back to the Mexico City office, where he was local managing partner for four years and thereafter became National Managing Partner of the Firm in Mexico until August 2018.

B.	COMPENSATION

For the 2020 period, we paid our top management for services in all capacities an aggregate compensation of approximately MX$31,917,000 and a variable aggregate compensation for bonuses of approximately MX$5,796,000. The amounts payable under the performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives that can be operative and financial. Hence, the total executive compensation for the 2020 period was MX$37,713,000.

On July 30, 2020, Betterware’s Board of Directors awarded certain officers and directors a long-term share-based incentive plan (the “Incentive Plan”). The purpose of the Incentive Plan is to provide eligible officers and directors with the opportunity to receive share-based incentives to encourage them to contribute significantly to the growth of the Group and to align the economic interests of those individuals with those of the shareholders. The Incentive Plan is aligned with the shareholders’ interest in terms of the management capacity to obtain operating results that potentially benefit the share price; if the established results are achieved, it will cause a gradual delivery of shares over a period of 4 to 5 years (see Note 22 of the Audited Consolidated and Combined Financial Statements elsewhere in this annual report).

C.	BOARD PRACTICES

Board Committees

The Company’s Audit and Corporate Practices Committee has the following specifications:

Composition

●	The Audit and Corporate Practices Committee of the Company consists of three members appointed by the board itself, in accordance with the provisions of Nasdaq, the Company’s bylaws and other legal provisions, in the understanding, however, that the chairman of the Audit and Corporate Practices Committee will be elected by the General Assembly of Shareholders of the Company.

●	The members of the Audit and Corporate Practices Committee are independent as under Nasdaq requirements.

●	The Audit and Corporate Practices Committee may create one or more sub-committees, to receive support in the performance of its functions. The Audit and Corporate Practices Committee is empowered to designate and remove the members of said sub-committees and to determine their powers.

●	As of the date of this annual report, the members of the Audit and Corporate Practices Committee are:

i.	Joaquin Gandara Ruiz Esparza — Chairman — Mr. Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking.

ii.	America Taracido serves as Managing Partner at Consultores en Alta Direccion y Gestión de Empresas, S.C. and, she joined Desarrolladora de Ciudad as CFO. Mrs. Taracido served in various positions in countries such as Peru, the United States and Mexico and worked in important positions in companies such as “Ernst & Young México, Avon Cosmetics, Finanzas & CFO at Smurfit Kappa Group México”, and others. She is an active member of the Council of Americas and was a president of “Instituto Mexicano de Ejecutivos de Finanzas”. Mrs. Taracido holds a master degree in Administration in “Tecnológico Autonómo de México (ITAM)”. Since April 2020 she is part of the Audit Committee for Betterware Mexico.

iv.	Federico Clariond has served as CEO of Valores Aldabra, since 2011, and as CEO of Buro Inmobiliario Nacional. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

Sessions Frequency

●	The Audit and Corporate Practices Committee and its sub-committees meet with the necessary frequency for the performance of their duties, at the request of any of its members, the Board of Directors or its Executive President or the General Assembly of Shareholders; in the understanding that it must meet at least 4 (four) times during a calendar year.

●	The sessions of the Audit and Corporate Practices Committee and its sub-committees may be held by telephone or videoconference, with the understanding that the Secretary of the respective session must take the corresponding minutes, which must in any case be signed by the Executive President and the respective Secretary, and collect the signatures of the members who participated in the session.

Functions

●	Regarding Corporate Practices, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law, especially the provisions of section I (first) of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

○	Provide opinions regarding transactions between related parties to the General Assembly of Shareholders and the Board of Directors.

○	Develop, recommend and review corporate governance guidelines and guidelines of the Company and its subsidiary.

○	Recommend modifications to the bylaws of the Company and its subsidiary.

○	Analyze and review all legislative, regulatory and corporate governance developments that may affect the operations of the Company, and make recommendations in this regard to the Board of Directors.

○	Prepare and propose the different manuals necessary for the corporate governance of the Company or for compliance with the applicable provisions.

○	Define the compensation and performance evaluation policies of the senior executives of the Company.

○	Use the best compensation practices to align the interests of the Shareholders and the senior executives of the Company, being able to hire any independent expert necessary for the development of this function.

○	Ensure access to market data and best corporate practices through external consultants specialized in the field.

○	Develop a plan for the succession of senior executives of the Company.

●	In matters of Audit, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law especially the provisions of section II of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

○	Determine the need and viability of the fiscal and financial structures of the Company.

○	Comment on the financial and fiscal structure of the international expansion of the Company.

○	Comment on the financial reports, accounting policies, control and information technology systems of the Company.

○	Evaluate and recommend the external auditor of the Company.

○	Ensure the independence and efficiency of the internal and external audits of the Company.

○	Evaluate the transactions between related parties of the Company, as well as identify possible conflicts of interest derived from them.

○	Analyze the financial structure of the Company, in the short, medium and long term, including any financing and refinancing transactions.

○	Review and comment on the management of the Company’s treasury, risk and exposure to fluctuations in exchange rates and hedging instruments of the Company, whatever their nature or denomination.

○	Evaluate the processes and selection of insurance brokers, as well as the coverage and premiums of the Company’s insurance policies.

D.	EMPLOYEES

The following table provides information regarding the number of our employees for the 2020, 2019 and 2018 periods, respectively:

	Number of Employees
	January 3, 2021	December 31, 2019	December 31, 2018
Operations	962	296	283
Sales and marketing	148	263	289
Finance, administration, human resources, IT	184	115	108
Total	1,294	674	680

E.	SHARE OWNERSHIP

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the filing date of this annual report:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all directors and executive officers as a group.

As of the filing date of this annual report, we had 36,584,968 issued and outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address for Campalier is Luis Enrique Williams 549, Colonia Belenes Norte, Zapopan, Jalisco, 45145, Mexico.

Ordinary shares Beneficially Owned as of the filing date of this annual report
Ordinary Shares
	Number	%
Five Percent or More Holders
Campalier, S.A. de C.V	18,866,160	51.57%
Cede & Co.	17,672,376	48.31%
Our executive officers and directors:
Luis Campos	—	—
Andres Campos	—	—
Diana Jones	—	—
Luis Lozada	—	—
Santiago Campos	—	—
Jose de Jesus Valdez	—	—
Federico Clariond	—	—
Mauricio Morales	—	—
Joaquin Gandara	—	—
Dr. Martín M. Werner	—	—
Dr. Guillermo Ortiz	—	—
José Alberto Terán	—	—
Reynaldo Vizcarra	—	—
All directors and executive officers as a group (thirteen individuals)	—	—

B.	RELATED PARTY TRANSACTIONS

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

Merger Agreements

In connection with the Business Combination, the Company and DD3 entered into the Merger Agreement, dated as of March 10, 2020 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, DD3 merged with and into the Company with the Company surviving the Merger, the separate corporate existence of DD3 ceased and BLSM became a wholly-owned subsidiary of the Company. At Closing, pursuant to the Merger Agreement, (i) all of the Betterware shares issued and outstanding immediately prior to the Closing were canceled, and Campalier and Forteza received, directly and indirectly (through the Invex Security Trust), 18,438,770 and 11,761,175, respectively, of Betterware’s shares and (ii) all of DD3’s ordinary shares issued and outstanding immediately prior to the Closing were canceled and exchanged for Betterware shares on a one-for-one basis. See “The Business Combination.”

In connection with the Business Combination and as a result of the merger transaction thereunder, which closed on March 13, 2020, all of Betterware shares issued and outstanding immediately prior to the closing date were canceled and new shares were issued. As a result of the Business Combination and the subscription and payment of 2,040,000 Betterware shares on Nasdaq, Betterware’s original shareholders held 87.7% of the total outstanding shares, DD3 shareholders held a 6.4% stake, and investors under the Nasdaq listing held a 5.9% stake. After the closing date, Betterware had 34,451,020 issued and outstanding shares. See “The Business Combination.”

On December 14, 2020, Betterware and Forteza (Betterware’s shareholder), entered into a merger agreement pursuant to which Forteza agreed to merge with and into Betterware, surviving Betterware as the acquiror. On December 16, 2020, the merger was completed. Consequently, shares in Betterware were delivered to Forteza’s shareholders in proportion to their shareholding in Betterware, without implying an increase in Betterware’s share capital or in the total number of outstanding shares of the Company. The net effects of the merger resulted in an increase in equity of Ps.4,724.

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

As part of the Merger, Betterware assumed an obligation that granted existing warrant holders the option to purchase (i) a total of 5,804,125 Betterware shares at a price of US$11.50 per share that will expire on or before March 25, 2025, and (ii) a total of 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. The Company registered the warrants to be traded on OTC Markets, which had an observable fair value.

During July and August 2020, the Group repurchased 1,573,888 warrants. During August and October, 2020, 895,597 warrants were exchanged for 621,098 shares, of which, 462,130 warrants were settled on a cash basis by exchanging 1 warrant for 1 share at a price of US$11.44 for share, which resulted in receiving cash by an amount of Ps.116,419. The remaining 433,467 warrants were exchanged on a cashless basis by exchanging 1 warrant for 0.37 shares.

In September 2020, the purchase option of units was exercised by their holders on a cashless basis, which resulted in the issuance of 214,020 Betterware shares.

Additionally, in October, 2020, and as part of the terms of the warrant agreement, the Company exercised the redemption of the warrants on a cashless basis by exchanging 3,087,022 warrants for 1,142,325 of the Company’s shares. A total of 8,493 public warrants were not exercised by their holders during the redemption period that expired on November 9, 2020, therefore, they were paid by the Company for a price of US$0.01 per warrant.

Finally, on December 23, 2020, 239,125 private warrants were exercised on a cashless basis by their holders and exchanged for 156,505 of the Company’s shares.

As of the date of this annual report, the warrant holders had redeemed all of the outstanding warrants and purchase option of units and the Company recognized a loss for the increase in the fair value of the warrants of Ps.851,520, which is recognized under the heading “Changes in fair value of warrants” in the consolidated and combined statement of profit or loss.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED AND COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated and Combined Financial Statements are included in Item 18.

Legal Proceedings

Betterware is a party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its consolidated and combined financial position, results of operations and cash flows.

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

On August 12, 2014, the International Inspection Administration “4” (AFI), under the Central Administration of International Control, attached to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT”), requested that Betterware provide, with respect to 2010 year, information regarding income tax, which was provided at the time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”) regarding this SAT review. On March 2, 2017, the SAT notified Betteware about certain issues on which an agreement was not reached. As a result, Betterware filed a lawsuit for annulment before the SAT’s resolution, which is still in progress’. Based on the evaluation of the Group’s Management, tax liabilities are not expected to arise as a result of this matter. As of January 3, 2021, the maximum exposure of the contingent liability on this matter was estimated to amount Ps.20,086.

Dividend Distribution Policy

The Company’s board of directors will consider whether or not to institute a dividend policy. As of the date of this annual report, we have not implemented a dividend policy.

B.	SIGNIFICANT CHANGES

As a result of the outbreak of the COVID-19 pandemic and its recent global expansion to a large number of countries, sanitary measures have been taken in Mexico to limit the spread of this virus, which include among others, social isolation and the closure of educational centers (schools and universities), commercial establishments and non-essential businesses. Our operations were not interrupted as a result of the COVID-19 pandemic due to our product lines include hygiene and cleaning solutions, which qualify as an essential activity in Mexico.

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 29 of the Consolidated and Combined Financial Statements elsewhere in this annual report for details of events after the reporting period.

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

Shareholder Meetings

●	Held at the corporate domicile of the company or, in the case of unanimous resolutions, the place where the shareholders are met.

●	Notice:

○	A copy of the notice of any shareholders’ meeting shall be published not fewer than fifteen (15) calendar days prior to the date of the proposed meeting in the electronic system of the Corporations Publications of the Mexican Ministry of Economy.

Shareholders’ Voting Rights

●	Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the member.

●	Depending on the matter that requires shareholders’ approval, the by-laws and Mexican law provide a fixed quorum.

●	The annual ordinary shareholders’ meeting must have a quorum of at least 50% plus one of the outstanding shares of the company’s capital stock and all resolutions shall be approved with the affirmative vote of at least the majority of the present shares. In the event of a second or subsequent call, the general ordinary stockholders’ meeting may be validly held regardless of the number of shares represented, and its resolutions shall be valid when adopted by majority vote of the shares represented at the meeting.

●	The extraordinary shareholders’ meetings must have a quorum of at least 75% of the outstanding shares of the company’s capital stock and all resolutions must be approved with the affirmative vote of at least 50% of the outstanding voting shares of the company. In the event of a second or subsequent call, extraordinary general stockholders’ meetings may be validly held if 50% of the outstanding voting shares of the company is represented, and their resolutions will be valid if adopted by the favorable vote of shares representing at least 50% of the outstanding voting shares of the company.

●	Notwithstanding the provisions of the preceding paragraph, the favorable vote of shares with or without voting rights representing (i) 75% (seventy-five percent) of the Company’s outstanding capital stock shall be required to amend the Company’s by-laws and (ii) 95% (ninety-five percent) of the capital stock of the Company to resolve and request from the National Banking and Securities Commission the cancellation of the registration of the shares of the Company in the National Securities Registry, under the terms provided in the Securities Market Law and other applicable provisions.

●	For special meetings, the rules provided for general extraordinary meetings shall apply considering only the shares of the applicable series or class.

●	The annual ordinary shareholders’ meeting shall:

○	approve the chief executive officer and board of directors’ annual reports; the appointment of the members of the board of directors and statutory examiners; and if applicable, the members of the board or statutory examiners’ fees.

○	discuss, approve or modify the reports of the chairman of the corporate practices and audit committees, if necessary;

○	discuss and approve on the re-appointment, revocation and/or appointment, if any, of one third of the proprietary members and respective alternates of the board of directors that the annual general ordinary meeting resolves to re-appoint, revoke and/or appoint;

○	evaluate the independence of independent directors;

○	appoint the chairmen of the corporate practices and audit committees;

○	decide on the use of the company’s profit, if any;

○	if applicable, determine the maximum amount of resources that may be used for the acquisition of its own shares;

○	approve the execution of transactions whether simultaneously or subsequently by the company or the legal entities it controls within the same fiscal year that may be considered as one and the same transaction that the company when they represent 20% or more of the consolidated assets of the company, based on figures corresponding to the close of the immediately preceding quarter, regardless of the way in which they are applied. Stockholders holding shares with limited or restricted voting rights may vote at such meetings; and

○	any other matter that shall be convened with by the general ordinary meeting in accordance with applicable law or that is not specifically reserved for an extraordinary meeting.

●	An extraordinary shareholders’ meeting shall approve:

○	extension of the company’s term;

○	anticipated dissolution of the company;

○	any increase or decrease in the capital stock of the company;

○	any amendment in the company’s corporate purpose;

○	any change in the company’s nationality;

○	the company’s change in any other type of entity or company;

○	any merger;

○	issuance of shares different than ordinary shares and bonds;

○	redemption of shares; and

○	any amendment to the company’s by-laws.

Directors

●	The board of directors shall have a minimum of 9 and a maximum of 21 members.

●	Any shareholder, or group of shareholders, that have 10% or more of the capital stock of the Company has the right to appoint one member of the board of directors.

●	The members of the board shall hold office for one year or until the shareholders that have appointed them revoke such appointment. The directors may be reelected as many times as deemed convenient and shall continue in office until their successors have been appointed and taken office.

Fiduciary Duties

●	Members of the board owe fiduciary duties in accordance with the Securities Market Law and in the applicable provisions of the stock exchange in which the shares are listed as follows:

○	The members of the board of directors must act in accordance with the duty of loyalty provided under Mexican law and in the applicable provisions of the stock exchange in which the shares are listed. The directors and the secretary, in the event they have a conflict of interest, must abstain from participating in the relevant matter and from being present in the deliberation and voting of said matter, without it affecting the quorum required for the installation of the board.

○	The members of the board of directors must act in accordance with the duty of care. For such purposes, they shall have the right to request, at any time and in accordance with the terms they deem appropriate, information from the company’s officers and the legal entities controlled by the company.

○	The breach of any director to his duty of care shall make him jointly and severally liable with other directors who have breached their duty of care or are responsible, for the damages and losses caused to the company, which shall be limited to direct damages and losses, but not punitive or consequential, caused to the company and to the events in which such director acted fraudulently, in bad faith, with gross negligence or unlawfully.

Shareholders’ Derivative Actions

●	The liability resulting from the breach of the duty of care or the duty of loyalty shall be exclusively in favor of the company or of the legal entity controlled by it or over which it has a significant influence and may be exercised by the company or by the stockholders who, individually or jointly, hold ordinary shares or shares with limited voting rights, restricted or without voting rights, representing 5% or more of the corporate capital in accordance with the provisions of Article 16 of the Securities Market Law.

●	The members of the board of directors shall not incur in liability for damages caused to the company or to the legal entities it controls, when a director acts in good faith.

Indemnification of Directors and Officers

●	The company shall indemnify and hold harmless the members and the secretary of the board of directors, any of the members of the company’s committees, and the relevant officers of the company, in connection with any liability arising from the performance of their duties, including any indemnification for any damage or injury, the necessary amounts to reach any settlement, and any fees and expenses incurred by such persons in connection with the above. Such indemnity shall not apply if any of such persons incurred or committed fraudulent acts, unlawful acts or omissions, or acted in bad faith.

Inspection of Books and Records

●	Members of the general public, on payment of a nominal fee, can obtain copies of the public records of the company available at the Public Registry of Commerce, which will include an extract of the company’s articles of incorporation with the initial capital stock and any increase in its fixed portion, the initial stockholders and members of the Board, as well as any merger, dissolution or liquidation provision.

●	Any person that is registered as a stockholder in the company’s stockholder registry book can inspect, with prior written notice to the company, any of the company’s books or records.

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

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares. This summary is based upon U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”) final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all as of the date hereof and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

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

The carrying amounts of U.S. dollars denominated financial assets and financial liabilities as of January 3, 2021 is as follows:

	January 3, 2021
Financial assets	US$	29,559
Financial liabilities		(49,570)
Net position	US$	(20,011)
Closing exchange rate of the year		19.9352

Exchange rate sensitivity analysis

The Group is mainly exposed to variations in the Mexican Peso / the U.S. Dollar exchange rate. For sensitivity analysis purposes, the Group has determined a 10% increase and decrease in Ps. currency units against the U.S. dollar (“relevant currency”). A 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated financial assets/liabilities and adjusts their translation at the year-end for a 10% change in foreign currency rates. Given that the foreign exchange currency net position results in a liability, a positive number below indicates an increase in profit where currency units strengthen 10% against the relevant currency. For a 10% weakening of currency units against the relevant currency, there would be a comparable impact on the net income, and the balances below would be negative.

January 3, 2021
Impact on net income	US$	39,982

Foreign exchange forward contracts

To reduce the risks related to fluctuations in the exchange rate of the US dollar, the Group uses derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars from suppliers in China.

See Note 18 to our Audited Consolidated and Combined Financial Statements for details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract liabilities are disclosed in the line item ‘Derivative financial instruments’ within the consolidated and combined statement of financial position.

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

As of January 3, 2021, we had no foreign currency-denominated borrowings.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

On November 9, 2020, the Company redeemed all of its outstanding public warrants to purchase shares of the Company’s ordinary shares, no par value per share, that were issued under the Warrant Agreement, dated as of October 11, 2018 (as amended from time to time), by and between the Company (as successor of DD3 Acquisition Corp.) and Continental, as warrant agent, for a redemption price of USD$0.01 per Public Warrant. See “Related-Party Transactions–Warrants Amendment.” Also, on December 23, 2020, 239,125 private warrants were exercised on a cashless basis by their holders and exchanged for 156,505 of the Company’s shares. As of the date of this annual report, the Company or the warrant holders had redeemed all of the outstanding warrants and purchase option of units and the Company recognized a loss for the increase in the fair value of the warrants of Ps.851,520, which is recognized under the heading “Loss in valuation of warrants” in the consolidated and combined statement of profit or loss.

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

The CEO and CFO oversee and review all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. These executives meet at regular intervals in order to review all data. Our CEO and CFO conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of January 3, 2021. Based on that evaluation, our CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective as of January 3, 2021 due to the existence of material weaknesses in our internal controls over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

We are in the process of implementing Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The material weaknesses are mainly related with the lack of documentation required to evidence the existence and effectiveness of the associated controls that we are in the process of implementing as follows: (i) we have not completed the design and implementation of an effective risk assessment to identify and communicate appropriate objectives and fraud, and identifying and assessing changes in the business that could affect our system of internal controls, (ii) we did not design and implement effective control activities to adequately select and develop control activities and objectives for information and related technologies (COBIT), (iii) inadequate segregation of duties over system changes management process, lack of analysis of useful lives of assets, lack of management review regarding the identification of significant non-recurring or unusual transactions. Additionally, during our assessment of internal control over financial reporting, we identified deficiencies, and based on their nature, management considers that these deficiencies individually represent significant deficiencies. We determined that the combination of these significant deficiencies represents a material weakness due to their nature and potential magnitude. We have implemented and plan to implement a number of measures to address the material weaknesses that had been identified in connection with our assessment of internal control over financial reporting as of January 3, 2021. We have initiated compensating controls in the near term and are enhancing and revising the design of existing controls and procedures; we have hired additional qualified financial and accounting staff with working experience of IFRS and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. The material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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

Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the Consolidated and Combined Financial Statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS. Additionally, the material weaknesses did not result in any restatements of our Consolidated and Combined Financial Statements or disclosures for any prior period.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

B.	MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Betterware’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Betterware as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Betterware;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Betterware are being made only in accordance with authorizations of Management and directors of Betterware; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Betterware’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Betterware’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that Betterware’s internal control over financial reporting was not effective as of January 3, 2021.

Guadalajara, Mexico

April 19, 2021

/s/	/s/
Andrés Campos, CEO	Diana Jones, CFO

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include an attestation report of our registered public accounting firm because we qualify as an “emerging growth company” as defined under the JOBS Act. As long as we qualify as an “emerging growth company,” our independent registered accounting firm is not required to issue an attestation report on our internal control over financial reporting.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2020, we implemented certain changes in our internal control over financial reporting to begin to address our material weaknesses, which include:

●	Implemented an Independent Internal Audit Department and designed an effective monitoring program to assess and communicate deficiencies to management and our board of directors enabling them to take remedial actions as deemed necessary.

●

Documented standards of conduct and ethical values, the parameters enabling our board of directors to carry out its governance oversight responsibilities; the organizational structure and assignment of authority and responsibility; the process for attracting, developing, and retaining competent individuals; and the rigor regarding reviews of performance measures, incentives, and rewards to drive accountability for performance;

●

Documented process and controls, by which transactions are initiated, authorized, recorded, processed, corrected as necessary, transferred to the general ledger and reported in our consolidated financial statements; and

●	Documented controls related to internal and external communications, including objectives and responsibilities to support the proper functioning of our internal control; a review process of financial and internal control information with our board of directors was documented and implemented.

ITEM 16.	Reserved

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

The following table sets forth the fees for the 2020 and 2019 periods, respectively:

	For the Year Ended
	January 3, 2021	December 31, 2019
	(in thousands of MX$)
Audit fees	8,975	6,246
Audit related fees	3,811	1,826
Other fees	1,642	459
Total	14,428	8,531

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Consolidated and Combined Financial Statements of the Company and the statutory financial statements of the Company and its subsidiary.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the Consolidated and Combined Financial Statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company included in the Company’s registration statements on Form F-1 and Form F-4 as well as its listing process in the Bolsa Institucional de Valores (“BIVA”, Mexican Stock Exchange).

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

On December 23, 2019, we approved the appointment of Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited, as our independent registered public accountant.

ITEM 16G.	CORPORATE GOVERNANCE

As a Mexican company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Mexico, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice. As a result, our shareholders could be subject to less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Risk Factors-As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and is expected to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

(a)	Financial Statements

Betterware de México, S.A.B. de C.V. (formerly Betterware de México, S.A.P.I. de C.V.)

Audited Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-4

Consolidated and Combined Statements of Financial Position as of January 3, 2021 and December 31, 2019	F-5

Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income for the 53-week period ended January 3, 2021, the 52-week period ended December 31, 2019 and the year ended December 31, 2018	F-7

Consolidated and Combined Statements of Changes in Stockholders’ Equity for the 53-week period ended January 3, 2021, the 52-week period ended December 31, 2019 and the year ended December 31, 2018	F-8

Consolidated and Combined Statements of Cash Flows for the 53-week period ended January 3, 2021, the 52-week period ended December 31, 2019 and the year ended December 31, 2018	F-9

Notes to the Audited Consolidated and Combined Financial Statements	F-11

ITEM 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Betterware de México, S.A.B. de C.V.
2.1	Description of Securities
8.1	List of Subsidiaries.
11.1	English Translation of the Company’s Code of Ethics.
12.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.B. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Diana Jones, Chief Financial Officer of Betterware de México, S.A.B. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.B. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Diana Jones, Chief Financial Officer of Betterware de México, S.A.B. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase
101.PRE	XBRL Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Betterware de México, S.A.B. de C.V.

	By:	/s/ Luis Campos
	Name:	Luis Campos
	Title:	Board Chairman
Dated: April 19, 2021

Betterware de México, S.A.B. de C.V. (formerly Betterware de México, S.A.P.I. de C.V., subsidiary of Campalier, S.A. de C.V.) and subsidiary

Consolidated and combined financial statements as of January 3, 2021 and December 31, 2019 and for the 53 weeks ended January 3, 2021, the 52 weeks ended December 31, 2019 and the year ended December 31, 2018 (equivalent to 52 weeks), and Report of Independent Registered Accounting Firm dated March 25, 2021

Betterware de México, S.A.B. de C.V. and subsidiary

Consolidated and combined financial statements as of January 3, 2021 and December 31, 2019 and for the 53 weeks ended January 3, 2021, the 52 weeks ended December 31, 2019 and the year ended December 31, 2018 (equivalent to 52 weeks) and Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Betterware de México, S.A.B. de C.V. and subsidiary

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated and combined statements of financial position of Betterware de México, S.A.B. de C.V. and subsidiary (collectively, the “Group”) as of January 3, 2021 and December 31, 2019, the related consolidated and combined statements of profit and loss and other comprehensive income, changes in stockholders’ equity, and of cash flows, for the 53- and 52- periods then ended, respectively, and the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Group as of January 3, 2021 and December 31, 2019 and the results of its operations and its cash flows for the 53-week and 52-week periods then ended, respectively, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The combined financial statements of the Group for the year ended December 31, 2018, before (i) the change in the presentation to the combined statement of changes in stockholders’ equity for the year ended December 31, 2018 (presenting the net parent investment gross by including contributed capital and retained earnings separately, rather than net as presented in prior years), and before (ii) the adjustments to retrospectively apply the issuance of shares discussed in Note 23 to the consolidated and combined financial statements, were audited by other auditors whose report, dated September 27, 2019, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2018 combined financial statements to retrospectively apply the (i) the change in the presentation to the combined statement of changes in stockholders’ equity, and (ii) the issuance of shares in 2020 as part of the reorganization on the presentation of earnings per share as discussed in Note 21 and 23 to the financial statements. Our procedures related to these matters included, (i) comparing the amounts in the footnote disclosures for 2018 to the amounts presented in the statement of changes in stockholders’ equity, and (ii) (1) comparing the amounts shown in the earnings per share disclosures for 2018 to the Group’s underlying accounting analysis, (2) comparing the previously reported shares outstanding and statement of profit and loss amounts per the Group’s accounting analysis to the previously issued consolidated and combined financial statements, and (3) recalculating the additional shares to give effect to the stock issuance and testing the mathematical accuracy of the underlying analysis. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2018 combined financial statements of the Group other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2018 consolidated and combined financial statements taken as a whole.

Basis of preparation

As discussed in Note 2.a to the consolidated and combined financial statements, the Group’s financial year is a 52- or 53- week period ending on the Sunday nearest to December 31. The financial year of 2020 consisted of 53 weeks and ended on January 3, 2021, and the financial years of 2019 and 2018 consisted of 52 weeks and ended on December 31, 2019 and 2018, respectively. In addition, the financial statements for the financial years of 2019 and 2018 have been presented on a combined basis because both entities were under common control as of such dates.

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

We draw attention to Note 1.a of the consolidated and combined financial statements, which describes the effects of the outbreak of coronavirus disease (“COVID-19”) as of January 3, 2021 and for 53 weeks then ended.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/

C.P.C. José Gerardo Castillo Morales

Guadalajara, Jalisco, Mexico

March 25, 2021

We have served as the Company’s auditor since 2019.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Betterware de México, S.A.B. de C.V. (formerly Betterware de México, S.A. de C.V., and Betterware de México, S.A.P.I. de C.V.):

Opinion on the Combined Financial Statements

We have audited, before the effects of the adjustments to retrospectively change the presentation of the combined statement of changes in stockholders’ equity for the year ended December 31, 2018 described in Note 2, and before the effects of the adjustments to retrospectively apply the issuance of shares described in Note 23, the combined statements of profit or loss and other comprehensive income, net parent investment, and cash flows of Betterware de México, S.A.B. de C.V. (formerly Betterware de México, S.A. de C.V., and Betterware de México, S.A.P.I. de C.V.) and BLSM Latino América Servicios, S.A. de C.V. (collectively, the Group) for the year ended December 31, 2018, and the related notes (collectively, the combined financial statements). The 2018 combined financial statements before the effects of the adjustments described in Note 2 and Note 23 are not presented herein. In our opinion, the combined financial statements, before the effects of the adjustments to retrospectively change the presentation of the combined statement of changes in stockholders’ equity fo the year ended December 31, 2018 described in Note 2, and before the effects of the adjustments to retrospectively apply the issuance of shares described in Note 23, present fairly, in all material respects, the results of operations of the Group and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We were not engaged to audit, review, or apply any procedures to (i) the adjustments to retrospectively change the presentation of the combined statement of changes in stockholders’ equity for the year ended December 31, 2018 described in Note 2, and (ii) the adjustments to retrospectively apply the issuance of shares described in Note 23, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis of Preparation

As discussed in Note 2a to the combined financial statements, the financial statements have been presented on a combined basis because both entities are under common control.

Basis for Opinion

These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting standards used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Group’s auditor from 2002 to 2019.

/s/ KPMG Cárdenas Dosal, S.C.

Guadalajara, México.

September 27, 2019.

Betterware de México, S.A.B. de C.V. and subsidiary

Consolidated and combined statements of financial position

As of January 3, 2021 and December 31, 2019

(In Thousands of Mexican pesos)

Assets	Note	As of January 3, 2021	As of December 31, 2019

Current assets:
Cash and cash equivalents	5	$649,820	$213,697
Trade accounts receivable, net	6,20	757,806	247,087
Accounts receivable from related parties	24	-	610
Inventories	7	1,274,026	345,554
Prepaid expenses	8	94,501	53,184
Other assets	9	130,417	20,574
Total current assets		2,906,570	880,706

Non-current assets:
Property, plant and equipment, net	10	791,127	207,350
Right of use assets, net	13	24,882	23,811
Deferred income tax	16	17,605	5,082
Intangible assets, net	12	319,361	310,965
Goodwill	11	348,441	348,441
Other assets	9	5,774	13,371
Total non-current assets		1,507,190	909,020

Total assets		$4,413,760	$1,789,726

(Continued)

Betterware de México, S.A.B. de C.V. and subsidiary

Consolidated and combined statements of financial position

As of January 3, 2021 and December 31, 2019

(In Thousands of Mexican pesos)

Liabilities and stockholders’ equity	Note	As of January 3, 2021	As of December 31, 2019

Current liabilities:
Borrowings	15	$105,910	$148,070
Accounts payable to suppliers	14	2,078,628	529,348
Accrued expenses		109,767	54,456
Provisions	17	151,008	46,689
Income tax payable	16	85,221	34,709
Value added tax payable		26,703	30,299
Employee profit sharing payable		7,354	5,006
Lease liability	13	7,691	14,226
Derivative financial instruments	18	295,115	15,555

Total current liabilities		$2,867,397	$878,358

Non-current liabilities:
Statutory employee benefits	19	$1,678	$1,630
Derivative financial instruments	18	25,179	16,754
Deferred income tax	16	56,959	78,501
Lease liability	13	16,687	10,358
Borrowings	15	523,967	529,643

Total non-current liabilities		624,470	636,886

Total liabilities		3,491,867	1,515,244

Stockholder’s equity	21
Common stock		281,722	55,985
Share premium account		909,428	-
Retained earnings (deficit)		(268,539)	218,376
Other comprehensive income		(718)	121

Total stockholders’ equity		921,893	274,482

Contingencies	28

Total liabilities and stockholders’ equity		$4,413,760	$1,789,726

(Concluded)

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.B. de C.V. and subsidiary

Consolidated and combined statements of profit or loss and other comprehensive income

For the 53-week period ended January 3, 2021 (“2020”), the 52-week period ended December 31, 2019 (“2019”) and the year ended December 31, 2018 (“2018”, equivalent to 52 weeks)

(Thousands of Mexican pesos, except per share amounts)

	Note	2020	2019	2018

Net revenue	25	$7,260,408	$3,084,662	$2,316,716

Cost of sales	7	3,290,994	1,280,829	958,469

Gross profit		3,969,414	1,803,833	1,358,247

Administrative expenses	25	664,677	319,133	249,148
Selling expenses	25	853,355	551,300	454,016
Distribution expenses	25	331,023	121,155	103,336
		1,849,055	991,588	806,500

Operating income		2,120,359	812,245	551,747

Financing income (cost):
Interest expense		(80,253)	(85,429)	(86,343)
Interest income		10,930	7,028	6,707
Unrealized loss in valuation of derivative financial instruments	18	(287,985)	(15,680)	(16,629)
Changes in fair value of warrants		(851,520)	-	-
Foreign exchange loss, net		(30,402)	(13,330)	(6,036)
		(1,239,230)	(107,411)	(102,301)

Income before income taxes		881,129	704,834	449,446

Income taxes:
Current	16	576,834	229,900	158,545
Deferred	16	(34,066)	2,792	(8,366)
		542,768	232,692	150,179

Net income for the year		338,361	472,142	299,267

Other comprehensive income items:
Remeasurement of defined benefit obligation, net of taxes	19	(839)	76	165

Total comprehensive income for the year		$337,522	$472,218	$299,432

Basic earnings per common share (pesos)	23	$9.93	$15.63	$9.91

Diluted earnings per common share (pesos)	23	$9.84	$15.63	$9.91

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.B. de C.V. and subsidiary

Consolidated and combined statements of changes in stockholders’ equity

For the 53-week period ended January 3, 2021 (“2020”), the 52-week period ended December 31, 2019 (“2019”) and the year ended December 31, 2018 (“2018”, equivalent to 52 weeks)

(Thousands of Mexican pesos)

	Note	Common stock	Share premium account	Retained earnings (deficit)	Other comprehensive income	Total stockholders’ equity
Balance as of January 1, 2018		153,851	-	25,046	(120)	178,777
Capital decrease	21	(97,866)	-	-	-	(97,866)
Dividends paid	21	-	-	(300,079)	-	(300,079)
Total comprehensive income for the year		-	-	299,267	165	299,432
Balance as of December 31, 2018		55,985	-	24,234	45	80,264
Dividends paid	21	-	-	(278,000)	-	(278,000)
Total comprehensive income for the year		-	-	472,142	76	472,218
Balance as of December 31, 2019		55,985	-	218,376	121	274,482
Capital increase	21	225,737	909,428	-	-	1,135,165
Effects of merger with related party	21	-	-	4,724	-	4,724
Dividends paid	21	-	-	(830,000)	-	(830,000)
Total comprehensive income for the year		-	-	338,361	(839)	337,522
Balance as of January 3, 2021		281,722	909,428	(268,539)	(718)	921,893

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.B. de C.V. and subsidiary

Consolidated and combined statements of cash flows

For the 53-week period ended January 3, 2021 (“2020”), the 52-week period ended December 31, 2019 (“2019”) and the year ended December 31, 2018 (“2018”, equivalent to 52 weeks)

(Thousands of Mexican pesos)

	2020	2019	2018

Operating activities:
Net income for the year	$338,361	$472,142	$299,267
Adjustments for:
Income tax expense	542,768	232,692	150,179
Depreciation and amortization of non-current assets and right of use assets	43,688	38,394	25,962
Interest expense recognized in profit or loss	80,253	85,429	86,343
Interest income recognized in profit or loss	(10,930)	(7,028)	(6,707)
Loss (gain) on disposal of non-current assets	9,216	-	(11,970)
Share-based payment expense	32,910	-	-
Changes in fair value of warrants	851,520	-	-
Unrealized loss in valuation of derivative financial instruments	287,985	15,680	16,629
	2,175,771	837,309	559,703
(Decrease) increase in:
Trade accounts receivable	(510,719)	(48,311)	(50,843)
Trade accounts receivable from related parties	610	(610)	22
Inventory	(928,472)	(43,348)	(160,312)
Prepaid expenses and other assets	(95,532)	(40,263)	(31,329)
Accounts payable to suppliers and accrued expenses	1,604,591	101,857	238,927
Provisions	104,319	7,703	(3,496)
Value-added tax payable	(3,596)	12,675	(2,909)
Statutory employee profit sharing	2,348	2,290	1,470
Employee benefits	(743)	351	308
Income taxes paid	(526,321)	(224,207)	(213,327)
Net cash provided by operating activities	1,822,256	605,446	338,214

Investing activities:
Payments of fixed and intangible assets	(617,686)	(182,625)	(21,268)
Proceeds from disposal of fixed assets	18,270	-	28,110
Interest received	10,930	7,028	6,707
Restricted cash	(42,915)	-	-
Net cash (used in) provided by investing activities	(631,401)	(175,597)	13,549

(Continued)

Betterware de México, S.A.B. de C.V. and subsidiary

Consolidated and combined statements of cash flows

For the 53-week period ended January 3, 2021 (“2020”), the 52-week period ended December 31, 2019 (“2019”) and the year ended December 31, 2018 (“2018”, equivalent to 52 weeks)

(Thousands of Mexican pesos)

	2020	2019	2018

Financing activities:
Proceeds from borrowings	$1,712,207	$104,500	$50,000
Repayment of borrowings	(1,757,112)	(83,041)	(35,085)
Interest paid on borrowings	(121,297)	(82,654)	(85,159)
Restricted cash	-	22,940	(2,001)
Lease payments	(8,825)	(12,325)	-
Cash received for issuance of shares	250,295	-	-
Dividends paid	(830,000)	(342,955)	(235,124)
Payments made to shareholders	-	-	(97,866)
Net cash used in financing activities	(754,732)	(395,535)	(405,235)

Increase (decrease) in cash and cash equivalents	436,123	36,314	(53,472)
Cash and cash equivalents at the beginning of year	213,697	177,383	230,855
Cash and cash equivalents at the end of year	$649,820	213,697	177,383

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.B. de C.V. and subsidiary

Notes to consolidated and combined financial statements

As of January 3, 2021 and December 31, 2019 and for the 53 weeks ended January 3, 2021, the 52 weeks ended December 31, 2019 and the year ended December 31, 2018 ((“2018”, equivalent to 52 weeks)

(Thousands of Mexican pesos, except the number of shares and earnings per share expressed in Mexican pesos)

1.	Nature of business and significant events

Betterware de México, S.A.B. de C.V. (formerly Betterware de México, S.A.P.I. de C.V.) (“Betterware”) is a direct-to-consumer selling company, focused on the home organization sector, whose product portfolio includes home organization products, kitchen utensils and appliances, food containers, and other categories of products (“home organization products”). Betterware purchases these home organization products and sells them in 9 (nine) catalogs published throughout the year. Betterware’s controlling shareholder is Campalier, S.A. de C.V. (“Campalier”).

BLSM Latino America Servicios, S.A. de C.V., (“BLSM”), which as of March 10, 2020 became a wholly-owned subsidiary of Betterware, provides administrative, technical, and operational services to Betterware (formerly a related party of Betterware).

Betterware and BLSM (hereinafter jointly referred to as the “Group” or the “Company”) are entities incorporated in Mexico that carry out their operations in Mexico. The Group’s address, registered as its office and primary place of business, is Luis Enrique Williams 549, Parque Industrial Belenes Norte, Zapopan, Jalisco, Mexico, and Zip Code 45150.

Significant events and transactions –

2020

a)	As a result of the coronavirus (COVID-19) outbreak and its recent global spread to a large number of countries, the World Health Organization classified the viral outbreak as a pandemic on March 11, 2020. Public health measures have been taken in Mexico to limit the spread of this virus, including but not limited to, social isolation and the closure of educational centers (schools and universities), commercial establishments and non-essential businesses. There is great deal of uncertainty around how this virus will evolve in Mexico, the time it will take for precautionary and / or containment measures to take effect, and the result it will have on the national economy.

The Group’s operations were not interrupted as a result of the COVID-19 pandemic, as its product lines include hygiene and cleaning solutions, which qualify as an essential activity in Mexico. The Group’s gross margin was negatively affected by the depreciation of the Mexican peso compared to the US dollar, as it acquires most of its products in US dollars. To mitigate this risk, the Company enters into forwards contracts to fix the exchange rate for future purchases in US dollars, which has allowed it to partially reduce the effects of the exchange rate due to the COVID-19 pandemic.

The Group has a proven track record of performance and a clear and executable growth plan, which includes expansion in current geographies and categories, as well as the addition of new markets and product extensions, all supported by a strong infrastructure deeply rooted in business intelligence.

The Company maintains sufficient liquidity to comply with its contractual obligations as a result of having financing sources, in addition, the payment conditions of its clients are maintained between 14 and 28 days, while the payment conditions to its suppliers are 120 days.

b)	On March 10, 2020, Betterware’s legal name changed from Betterware de México, S.A. de C.V. to Betterware de México, S.A.P.I. de C.V. On August 5, 2019, Betterware and DD3 Acquisition Corp. (“DD3”, a publicly listed entity in the US and whose shares traded on the Nasdaq Capital Market (“Nasdaq”)), announced they had entered into a business combination agreement. As part of this transaction, DD3 would merge into Betterware through an exchange of shares with their respective shareholders and Betterware would survive as the acquiror. BLSM would become a wholly-owned subsidiary of Betterware. The transaction closed on March 13, 2020, and as a result, all Betterware shares that were issued and outstanding immediately prior to the closing date were canceled and new shares were issued. This transaction was accounted as a capital reorganization, whereby Betterware issued shares to the DD3 shareholders and obtained US$ 22,767 (Ps. 498,445) in cash through the acquisition of DD3 and, simultaneously settled liabilities and related transaction costs on that date, for net cash earnings of US$ 7,519 (Ps. 181,734) on such date. In addition, Betterware assumed the obligation of the warrants issued by DD3 (see description below), a liability inherent to the transaction, equivalent to the fair value of Ps. 55,810 of the warrants. No other assets or liabilities were transferred as part of the transaction that required adjustment to fair value as a result of the acquisition. On the same date, 2,040,000 Betterware shares, that were offered for subscription and payment under its initial public offering on Nasdaq, were subscribed and paid for by different investors. As of the closing date, BLSM is a fully-owned subsidiary of Betterware. The acquisition by Betterware of BLSM was considered a common control transaction and accounted for as a pooling of interests, whereby the historical values of BLSM’s assets and liabilities where the same before and after. As a result of the transaction, Betterware’s original shareholders held 87.7% of the total outstanding shares; DD3 shareholders obtained a 6.4% stake, and investors under the Nasdaq listing, a 5.9% shake. After the closing date, Betterware had 34,451,020 issued and outstanding shares.

c)	On March 10, 2020 and as a result of the aforementioned transaction, the warrants that DD3 had issued were automatically converted into warrants for the purchase of a total of 5,804,125 Betterware shares. Such warrants were exercised in accordance with the terms of the warrant agreement governing those securities, which also considered the option to purchase 250,000 units that automatically became an option to to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. This purchase option of units resulted in the issuance of 214,020 Betterware shares, which were excercised on a cashless basis. Warrants could be exercised starting on April 12, 2020 and expired on November 9, 2020 (see Note 1.f). The exercise price of the warrants was US$ 11.50 per share, adjusted by dividends paid that exceeded US$ 0.50 per share within a year, resulting in an exercise price of US$ 11.44.

As warrants and securities purchase options (and underlying securities) were exercised in the 53-week period ended January 3, 2021, additional Betterware shares were issued, resulting in a dilution for Betterware shareholders and increasing the number of Betterware shares eligible for resale in the public market (see Note 23).

d)	On July 30, 2020, Betterware awarded a long-term share-based incentive plan with certain officers and directors (“Incentive Plan”). The purpose of the Incentive Plan is to provide eligible officers and directors with the opportunity to receive share-based incentives to encourage them to contribute significantly to the growth of the Group and to align the economic interests of those individuals with those of the shareholders. The delivery of certain shares to the executives and directors was agreed and approved by the Board of Directors. The Incentive Plan is aligned with the shareholders’ interest in terms of the management capacity to obtain operating results that potentially benefit the share price; if the established results are achieved, it will cause a gradual delivery of shares over a period of 4 to 5 years (see Note 22).

e)	On July 14, 2020, Betterware’s legal name changed from Betterware de México, S.A.P.I. de C.V. to Betterware de México, S.A.B. de C.V.

f)	On August 28, 2020, the Company filed a Registration Statement on Form F-1 with the SEC in order to (i) register the warrants that were protected under the Registration Rights Agreement, and (ii) modify the Registration Declaration on Form F-4 that had been filed with the SEC on January 22, 2020. In the terms established in the Registration Declaration, it was effective on September 11, 2020. The registration of Form F-1 triggered the investors rights to exercise their warrants on a cash basis.

g)	On October 8, 2020, the Company announced that, based on the agreements reached at the Ordinary General Shareholders’ meeting held on October 2, 2020, it would carry out the redemption of all outstanding warrants for the purchase of shares of the Group. As a result of the redemption, a “cashless” exercise of the warrants was considered for an exercise price of US$ 11.44 per share, expiring on November 9, 2020, with which the warrant holders would receive 0.37 shares of the Company for each warrant that was redeemed.

h)	On December 14, 2020, Betterware and Promotora Forteza, S.A. de C.V. (“Forteza”, and one of Betterware’s shareholder), entered into a merger agreement pursuant to which Forteza agreed to merge with and into Betterware, surviving Betterware as the acquiror. On December 16, 2020, the merger was completed. Consequently, considering that Forteza was a Betterware shareholder, the number of Betterware shares were delivered to Forteza’s shareholders in proportion to their shareholding in Betterware, without implying an increase in Betterware’s share capital or in the total number of outstanding shares of the Company. The net effects of the merger was an increase in equity of Ps. 4,724.

2019

i)	During August 2019, the Group started building a distribution center which will be completed in the first quarter of 2021. As of January 3, 2021 and December 31, 2019, payments related to this construction amounted to Ps. 508,958 and Ps. 165,000, respectively. The total investment amounted Ps. 673,958.

2.	Significant accounting policies

a.	Basis of preparation

The consolidated and combined financial statements include the financial statements of Betterware and BLSM (the “consolidated and combined financial statements”). Prior to the merger transaction disclosed in Note 1.b, Betterware and BLSM were subsidiaries under the common control of Campalier, operating under common management; therefore, combined financial statements of these entities were prepared as of December 31, 2019 and 2018. On March 10, 2020, BLSM became a subsidiary of Betterware resulting in the preparation of its consolidated financial statements as of such date. As a result, the combined statement of changes in stockholders’ equity for the 52-week period ended December 31, 2019 and the year ended December 31, 2018 (equivalent to 52 weeks) present the net parent investment gross by including contributed capital and retained earnings (rather than net as presented in prior years), as management believes it is a preferable presentation for comparability purposes with the share structure and presentation as of and for the 53-week period ended January 3, 2021.

Betterware’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. The financial year of 2020 consisted of 53 weeks and ended on January 3, 2021. The comparative financial year of 2019 and of 2018 consisted of 52 weeks. The financial information as of January 3, 2021 and for the 53-week period ended on such date is also herein referred to the 2020 period (the “2020 period” or the “period of 2020”). The financial information as of December 31, 2019 and for the 52-week period ended on such date is also herein referred to the 2019 period (the “2019 period” or the “period of 2019”). The financial information for the year ended December 31, 2018 (equivalent to a 52-week period) is also herein referred to the 2018 period (the “2018 period” or the “period of 2018”).

Transactions among the Betterware and BLSM and the balances and unrealized gains or losses arising from intra-group transactions have been eliminated in the preparation of the consolidated and combined financial statements.

b.	Basis of accounting

The consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

c.	Basis of measurement

The consolidated and combined financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value.

Functional and presentation currency

These consolidated and combined financial statements are presented in Mexican pesos (“Ps.”), which is the Group’s functional currency. All financial information presented in Mexican pesos has been rounded to the nearest thousand (except where otherwise specified). When referring to U.S. dollars (“US$”), means thousands of United States dollars.

Consolidated and combined statement of profit or loss and other comprehensive income

The Group opted to present a single consolidated and combined statement of profit or loss and comprehensive income, combining and consolidating the presentation of profit and loss, including an operating profit line item, and comprehensive income in the same statement. Due to the commercial activities of the Group, costs and expenses presented in the consolidated and combined statements of profit or loss and other comprehensive income were classified according to their function. Accordingly, cost of sales and operating expenses were presented separately.

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

As of January 3, 2021, restricted cash by $42,915 was classified within other current assets (see note 5). This restricted cash was in guarantee for some forwards to be excersiced between May and October 2021.

e.	Financial instruments

Financial assets and financial liabilities are recognized in the Group’s consolidated and combined statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

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

Write-off policy

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

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

Financial liabilities measured subsequently at amortized cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business condensation combination and consolidation, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

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

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘Foreign exchange (loss) gain, net’ line item in the consolidated and combined Statements of Profit or Loss and Other Comprehensive Income for financial liabilities that are not part of a designated hedging relationship.

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

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the consolidated and combined financial statements unless the Group has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Accounting for warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for the Group’s shares at a fixed price. Although the warrants will be exchanged for the Group’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument, given that the functional currency of the Company (MXN) differs from the strike-price of the warrants, which is fixed in USD. Changes in the fair value of the financial liability are presented in the consolidated and combined statements of profit or loss under the heading “Loss in valuation of warrants”.

The Group’s operating income and the financial position are not negatively impacted as no outflow of cash is required as the obligation is settled by issuing Betterware’s shares. For purposes of the Company’s EBITDA, the changes in the fair value of the liability are excluded as they represent non-cash charges.

The exchange of warrants for the Group’s shares give rise to the settlement of the obligation associated with the liability with a corresponding increase in equity. The redemption of warrants will result in a net impact in equity resulting from the increase in their fair value is recorded in profit or loss (reducing retained earnings), offset by the equivalent increase in equity as a result of the issuance of shares.

i.	Inventories and cost of sales

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on weighted-average. The net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

j.	Prepaid expenses

Prepaid expenses are mainly comprised of advanced payments for printed catalogs, as well as, advanced payments for the purchase of inventories that are received after the date of the consolidated and combined statement of financial position and during the normal course of business, and they are presented in current assets in accordance with the classification of the destination item.

k.	Other assets

Other assets mainly include inventory of rewards, restricted cash (see Note 2d) and rent security deposits. They are presented in current or non-current assets in accordance with the classification of the destination item.

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

The following useful lives are used in the calculation of depreciation:

Buildings	20 - 50 years
Molds	5 years
Vehicles	4 years
Computers and equipment	3 - 10 years
Leasehold improvements	3 years

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

This is an intangible asset with a definite useful life of ten years and is being amortized on a straight-line basis and corresponds to the value of the relationships with customers. It was transmitted to the Group through a merger with Strevo on July 28, 2017. This intangible asset is subject to impairment testing whenever there is an indication that the asset may be impaired.

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

Goodwill corresponds to the excess resulted between the consideration paid and the fair values of the net assets acquired at the date of acquisition paid by Betterware Latinoamerica Holding México, S.A. de C.V. (BLHM) and Strevo. Goodwill was generated by different legal entities and transmitted to the Group through the mergers carried out on November 30, 2002 and July 28, 2017, respectively (see Note 11).

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

Leases in which a significant portion of the risks and rewards relating to the leased property are retained by the lessor were classified as operating leases. Payments made under operating leases (net of incentives received by the lessor) were recognized in the consolidated and combined statement of income based on the straight-line method over the lease period.

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

Finally, the lease liability is derecognized when the Group fulfills all lease payments. When the Group determines that it is probable that it will exercise an early termination of the contract that leads to a cash disbursement, such disbursement is accounted as part of the liability’s remeasurement mentioned in the previous paragraph; however, in cases in which the early termination does not involve a cash disbursement, the Group cancels the lease liability and the corresponding right-of-use asset, recognizing the difference immediately in the consolidated and combined statement of profit or loss and other comprehensive income.

The Group as lessor

As of January 3, 2021 and December 31, 2019 and for the periods of 2020 and 2019, the Group does not maintain any leases as lessor.

q.	Foreign currency

In preparing the consolidated and combined financial statements, transactions in currencies other than the Mexican Peso, which is the functional currency of the consolidated and combined entities are recognized at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction.

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

Short-term and other long-term employee benefits and statutory employee profit sharing (“PTU”)

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service. Likewise, a liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date.

Statutory employee profit sharing (“PTU”)

PTU is recorded in the results of the year in which it is incurred and is presented in operating expenses line item in the consolidated and combined statement of profit or loss and other comprehensive income.

As a result of the 2014 Income Tax Law, PTU is determined based on taxable income, according to Section I of Article 9 of the that Law.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated and combined financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting date.

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

Reward Points

Through its loyalty program (see note 2u), the Group also grants reward points to its distributors for the recruitment of associates, while associates receive such points for the referral of new associates within a catalogue. The loyalty program allows the Group’s distributors and associates to accumulate sales points which are exchangeable for products that are purchased from other retailers. Since these types of points also provide a benefit to distributors and associates that they would not receive without purchasing the Group’s products, this loyalty program represents a separate performance obligation, which is recognized as described in Note 2u.

u.	Revenue recognition

Revenues comprise the fair value of the consideration received or to receive for the sale of goods and services in the ordinary course of the transactions, and are presented in the consolidated and combined statement of profit or loss, net of the amount of variable considerations (discounts and product returns). To recognize revenues from contracts with its customers, the Group applies a comprehensive model, which is based on a five-step approach consisting of the following: (1) identify the contract (verbal or written); (2) identify performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when the Group satisfies a performance obligation. The Group recognizes revenue at a point in time, when it transfers control over a product to a customer, which occurs when the customers take delivery of the products and formally accepts them.

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

v.	Share-based payments

The share-based compensation plans to eligible executives and directors settled by providing Betterware shares are measured at their fair value as of the grant date and are subject to compliance with certain business performance metrics of the business and their continuance at the Company for an established period.

The fair value determined at the grant date is recorded as an expense based on the vesting period and the graded vesting method, which consists of recognizing the expense from the grant date over the period the executives or directors render the service and earn the benefits stipulated according to the plan, with a corresponding increase in equity. At the end of each period, the Company reviews its estimates of the number of equity instruments that are expected to be awarded.

w.	Financing income and cost

Financing income (cost) are comprised of interest income, interest expense, the foreign currency gain (loss) on financial assets and financial liabilities; and gain (loss) in valuation of financial derivative instruments. Those are recognized in the consolidated and combined statement of profit or loss and other comprehensive income when accrued.

x.	Contingencies

Significant obligations or losses related to contingencies are recognized when it is probable that their effects will materialize and there are reasonable elements for their quantification. If these reasonable elements do not exist, their disclosure is included qualitatively in the notes to the consolidated and combined financial statements. Income, profits or contingent assets are recognized until such time as there is certainty of their realization.

3.	Changes in significant accounting policies

a.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Group has applied a number of new and amended IFRS and interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2020. The conclusions related to their adoption are described as follows:

New and amended IFRS Standards that are effective for the current year

Amendments to IFRS 16, Rent concessions related to Covid-19

The amendments introduce a practical expedient that provides lessees the option not to assess whether a rent concession that meets certain conditions is a lease modification. The practical expedient is applicable to rent concessions occurring as a direct consequence of the Covid-19 pandemic and only if all of the following conditions are met:

a)	The change in the lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

b)	Any reduction in lease payments affects only payments originally due on or before June 30, 2021; and

c)	There is no substantive change to other terms and conditions of the lease.

The Group determined there were no impacts on the adoption of these amendments, considering that it did not enter into rental concessions for the leases that it maintains as a lessee.

Additionally, the Group adopted the following amendments, which did not have any effects on the financial statements in the current year:

●	Amendments to IAS 1 and IAS 8, Definition of material

●	Amendments to IFRS 3, Definition of a business

●	Amendments to IFRS 4, Insurance Contracts in the application of IFRS 9, Financial Instruments

●	Amendments to IFRS 9, IAS 39 and IFRS 7, Interest rate benchmark reform – Phase 1

●	Amendments to the IFRS’s conceptual framework

New and revised IFRS Standards in issue but not yet effective

At the issuance date of these financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective. Based on management’s analysis, the Group does not expect that the adoption of the following standards will have a material impact on the financial statements in future periods:

●	Amendments to IAS 1, Classification of liabilities as current or non-current (1)

●	Amendments to IAS 16, Property, plant and equipment proceeds before intended use (1)

●	Amendments to IAS 37, Cost of fulfilling an onerous contract (1)

●	Amendments to IAS 41, Biological Assets (1)

●	Amendments to IFRS 1, First time adoption of International Financial Reporting Standards (1)

●	Amendments to IFRS 9, Financial instruments (1)

●	IFRS 17, Insurance Contracts (2)

(1) Effective for annual reporting periods beginning on January 1, 2022

(2) Effective for annual reporting periods beginning on January 1, 2023

Additionally, the Company is continuously monitoring the progress of the reference interest rate reform project that modifies the regulations as mentioned below:

Phase 2 of the benchmark interest rate reform (IBOR- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Interbank benchmark rates such as LIBOR, EURIBOR and TIBOR, which represent the cost of obtaining unsecured funds, have been questioned about their viability as long-term financing benchmarks. The changes in the reform to the reference interest rates in its phase 2 refer to the modifications of financial assets, financial liabilities and lease liabilities, requirements for accounting coverage and disclosure of financial instruments. These improvements are effective as of January 1, 2021 with retrospective application, without the need to redo the comparative periods.

Regarding the modification of financial assets, financial liabilities and lease liabilities, the IASB introduced a practical expedient that involves updating the effective interest rate.

On the other hand, regarding hedge accounting, the hedge relationships and documentation must reflect the modifications to the hedged item, the hedging instrument and the risk to be hedged. Hedging relationships must meet all criteria for applying hedge accounting, including effectiveness requirements.

Finally, regarding disclosures, entities should disclose how they are managing the transition to alternative reference rates and the risks that may arise from the transition; in addition, they must include quantitative information on financial assets and non-derivative financial liabilities, as well as non-derivative financial instruments, that continue under the reference rates subject to the reform and the changes that have arisen to the risk management strategy.

The Company is in the process of evaluating the impacts arising from the application of these amendments, however it does not expect there will be a material impact on its consolidated financial position or results of operations.

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

Management has exercised the following critical judgments in the process of applying its accounting policies, which is considered to have the most significant effect on the amounts recognized in the consolidated and combined financial statements:

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The significant estimates impacting the Group’s consolidated and combined financial statements are as follows:

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

5.	Cash and cash equivalents

	2020		2019

Cash on hand in banks	Ps.	629,146	96,008

Time deposits		20,674	117,689

	Ps.	649,820	213,697

As of January 3, 2021, cash and cash equivalents balance excluded an amount of Ps. 42,915 of restricted cash derived from the guarantee of some forwards which are due between May and Agust 2021, which is presented as a current asset in the consolidated and combined statement of financial position (see Note 9) and under investing activities in the consolidated and combined statements of cash flows. As of December 31, 2019, there was no restricted cash.

6.	Trade accounts receivable

	2020		2019

Trade account receivables	Ps.	766,889	260,727

Expected credit loss		(9,083)	(13,640)

	Ps.	757,806	247,087

The clients’ accounts receivable detailed above are measured at their amortized cost. The average, with respect to the turnover of accounts receivable, is from 14 to 28 days as of January 3, 2021, and 30 days as of December 31, 2019. No interest is charged on pending accounts receivable.

The Group measures the loss reserve for commercial accounts receivable in an amount equal to the expected lifetime credit loss. Expected credit losses in accounts receivable are estimated using a provisions matrix with reference to the debtor’s previous default history and an analysis of the debtor’s current financial situation, adjusted for factors specific to the debtors and the general economic conditions of the industry in which the debtors operate, and assessing both current and predicted conditions as of the reporting date.

There have been no changes to the estimation techniques used or significant assumptions made during the current reporting period.

The Group cancels an account receivable when there is information that indicates that the debtor is experiencing serious financial difficulties and there is no realistic prospect of recovery, e.g. when the debtor has been placed in liquidation or has entered bankruptcy proceedings, or when a commercial account receivable is more than one year old, whichever occurs first. None of the commercial accounts receivable that have been canceled are subject to enforcement activities.

The following table shows the expected lifetime credit loss recognized for accounts receivable in accordance with the simplified approach established in IFRS 9.

Trade receivables – days past due
As of January 3, 2021	Not past due		14-21	21 – 28	>28	Total

Expected credit loss rate		2%	30%	62%	33%
Estimated total gross carrying amount at default	Ps.	539,693	31,918	17,772	53,743	643,126
Expected credit loss	Ps.	8,163	9,588	10,946	17,563	46,260

Trade receivables – days past due
As of December 31, 2019	Not past due		14-21	21 – 28	>28	Total

Expected credit loss rate		2%	20%	49%	42%
Estimated total gross carrying amount at default	Ps.	207,032	12,098	7,045	29,807	255,982
Expected credit loss	Ps.	3,950	2,454	3,477	12,634	22,515

The following table shows the movement in lifetime ECL that has been recognized for trade and other receivables in accordance with the simplified approach set out in IFRS 9.

	Total
Balance as of January 1, 2019	Ps.	(9,340)
Expected credit loss		(22,515)
Amounts written off		18,215
Balance as of December 31, 2019		(13,640)
Expected credit loss		(46,260)
Specific credit loss		(11,367)
Amounts written off		62,184
Balance as of January 3, 2021	Ps.	(9,083)

7.	Inventories and cost of sales

	2020		2019

Finished goods	Ps.	904,999	224,025
Packing material		26,029	4,577
		931,028	228,602
Merchandise in transit		342,998	116,952
	Ps.	1,274,026	345,554

The cost of inventories recognized as an expense in respect of operating income was Ps. 3,290,994, Ps. 1,280,829 and Ps. 958,469 for the periods of 2020, 2019 and 2018.

The cost of inventories recognized as an expense includes Ps. 24,438, Ps. 14,273 and Ps. 7,084 for the periods of 2020, 2019 and 2018, respectively, in respect of write-downs of inventory to net realizable value. Such write-downs have been recognized to account for obsolete inventories.

8.	Prepaid expenses

	2020		2019

Printed catalogs	Ps.	41,920	21,692
Premiums paid in advance for insurance		10,061	9,628
Advances to suppliers		2,689	12,973
Other		39,831	8,891

	Ps.	94,501	53,184

9.	Other assets

	2020		2019

Restricted cash	Ps.	42,915	-
Inventory of rewards		28,804	13,315
Rental security deposit		5,774	3,549
Transaction costs of the merger		-	9,822
Other receivables		58,698	7,259

		136,191	33,945

Current		130,417	20,574
Non-current		5,774	13,371

	Ps.	136,191	33,945

10.	Property, plant and equipment, net

	2020		2019

Acquisition cost	Ps.	905,840	305,874
Accumulated depreciation		(114,713)	(98,524)

	Ps.	791,127	207,350

Acquisition cost:	As of January 1, 2019		Additions	Disposals	As of December 31, 2019

Land	Ps.	-	47,124	-	47,124
Molds		37,515	3,754	-	41,269
Vehicles		1,602	-	-	1,602
Computers and equipment		59,640	7,183	-	66,823
Leasehold improvements		24,492	5,390	-	29,882
Construction in progress		-	119,174	-	119,174

	Ps.	123,249	182,625	-	305,874

Accumulated depreciation:	As of January 1, 2019		Depreciation expense	Eliminated on disposals	As of December 31, 2019

Molds	Ps.	(22,963)	(2,685)	-	(25,648)
Vehicles		(1,446)	(59)	-	(1,505)
Computers and equipment		(36,500)	(11,503)	-	(48,003)
Leasehold improvements		(19,368)	(4,000)	-	(23,368)

	Ps.	(80,277)	(18,247)	-	(98,524)

Acquisition cost:	As of December 31, 2019		Additions	Disposals	As of January 3, 2021

Land	Ps.	47,124	2,132	-	49,256
Molds		41,269	85,049	(22)	126,296
Vehicles		1,602	28,740	(17,235)	13,107
Computers and equipment		66,823	3,273	(2,056)	68,040
Leasehold improvements		29,882	4,426	-	34,308
Buildings		-	326,644	-	326,644
Construction in progress		119,174	169,015	-	288,189

	Ps.	305,874	619,279	(19,313)	905,840

Accumulated depreciation:	As of December 31, 2019		Depreciation expense	Eliminated on disposals	As of January 3, 2021

Molds	Ps.	(25,648)	(3,636)	-	(29,284)
Vehicles		(1,505)	(633)	-	(2,138)
Computers and equipment		(48,003)	(9,837)	1,043	(56,797)
Leasehold improvements		(23,368)	(1,856)	-	(25,224)
Buildings		-	(1,270)	-	(1,270)

	Ps.	(98,524)	(17,232)	1,043	(114,713)

Depreciation expense is included in administrative expenses line in the consolidated and combined statement of profit or loss and other comprehensive income. No impairment losses have been determined.

During August 2019, the Group began to build a distribution center, which is going to be completed in the first quarter of 2021. As of January 3, 2021 and December 31, 2019, the total payments related to this construction were Ps. 508,958 and Ps. 165,000, with a total investment of Ps. 673,958.

For the periods of 2020 and 2019, the Group capitalized borrowing costs in the amount of Ps. 33,460 and Ps. 9,284, respectively, directly related to the distribution center that was under construction.

11.	Goodwill

	As of January 1, 2019		Additions	Disposals	As of December 31, 2019

Cost	Ps.	348,441	-	-	348,441

	As of December 31, 2019		Additions	Disposals	As of January 3, 2021

Cost	Ps.	348,441	-	-	348,441

Goodwill corresponds to the resulting excess between the consideration given and the fair values of the net assets acquired on the acquisition date paid by Betterware Latinoamerica Holding México, S.A. de C.V. (BLHM) and Strevo Holding, S.A. de C.V.

For impairment testing purposes, goodwill has been allocated to a CGU. The recoverable value of the CGU was based on the fair value minus disposal costs, estimated using discounted cash flows. The fair value measurement was classified as a Level 3 fair value based on the inputs in the valuation technique used.

The values assigned to the key assumptions represent the administration’s assessment of future trends in relevant industries and are based on historical data from external and internal sources.

As of January 3, 2021 and December 31, 2019, the estimated recoverable amount of the CGU exceeded its carrying amount.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both internal and external sources.

In percent	2020	2019
Discount rate	11.2	12.4
Terminal Value Growth Rate	3.0	3.0
Budgeted EBITDA Growth Rate	38.0	14.0

The discount rate was a post-tax measurement estimated based on the historical industry average, weighted-average cost of capital and a market interest rate of 7.3% and 7.2% as of January 3, 2021 and December 31, 2019, respectively.

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

12.	Intangible assets, net

Acquisition cost:	As of January 1, 2019		Additions	Disposals	As of December 31, 2019

Brand	Ps.	253,000	-	-	253,000
Customer relationships		64,000	-	-	64,000
Software		17,135	4,516	-	21,651
Brands and logo rights		6,209	1,399	-	7,608

	Ps.	340,344	5,915	-	346,259

Accumulated amortization:	As of January 1, 2019		Amortization expense	Eliminated on disposals	As of December 31, 2019

Customer relationships	Ps.	(24,533)	(6,400)	-	(30,933)
Software		-	(421)	-	(421)
Brands and logo rights		(3,712)	(228)	-	(3,940)

	Ps.	(28,245)	(7,049)	-	(35,294)

Acquisition cost:	As of December 31, 2019		Additions	Disposals	As of January 3, 2021

Brand	Ps.	253,000	-	-	253,000
Customer relationships		64,000	-	-	64,000
Software		21,651	24,333	-	45,984
Brands and logo rights		7,608	276	(2,491)	5,393

	Ps.	346,259	24,609	(2,491)	368,377

Accumulated amortization:	As of December 31, 2019		Amortization expense	Eliminated on disposals	As of January 3, 2021

Customer relationships	Ps.	(30,933)	(6,400)	-	(37,333)
Software		(421)	(6,675)	-	(7,096)
Brands and logo rights		(3,940)	(647)	-	(4,587)

	Ps.	(35,294)	(13,722)	-	(49,016)

As of January 3, 2021 and December 31, 2019, a carrying amount of Ps. 253,000 for the value of “Betterware” brand is presented in the consolidated and combined statements of financial position. Such brand was transmitted to the Group through a merger carried out on July 28, 2017 with Strevo (a related party, under common control). Strevo obtained such brand when acquiring the majority of the Group’s shares in March 2015.

As of January 3, 2021 and December 31, 2019, a carrying amount of Ps. 26,667 and Ps. 33,067, respectively, for the value of the Group’s intangible asset comprised of relationships with customers, is presented in the consolidated and combined statements of financial position. Such intangible asset was transmitted to the Group through the merger carried out on July 28, 2017 with Strevo as previously discussed. This intangible asset has a useful life of ten years and is being amortized on a straight-line basis.

Additionally, as of January 3, 2021 and December 31, 2019, the intangible asset line in the consolidated and combined statement of financial position includes Ps. 806 and Ps. 3,668, respectively, corresponding to paid rights related to registration of brands and logos before the intellectual property authorities. Such rights are valid ranging a defined period from 10 to 30 years and therefore, are amortized over such useful lives.

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. As of January 3, 2021 and December 31, 2019, no indications of impairment have been identified.

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

Right of use assets, net

The Group leases a fleet of cars for its sales staff and qualified employees with different expiration dates, as well as computers and servers being the latest expiration date in April 2025. Those leases were recorded as right of use assets as follows:

	As of January 1, 2019		Additions	Disposals	As of December 31, 2019

Cost	Ps.	36,909	-	-	36,909

	As of January 1, 2019		Depreciation expense	Eliminated on disposals	As of December 31, 2019

Accumulated depreciation	Ps.	-	(13,098)	-	(13,098)

	As of December 31, 2019		Additions	Disposals	As of January 3, 2021

Cost	Ps.	36,909	20,531	(17,861)	39,579

	As of December 31, 2019		Depreciation expense	Eliminated on disposals	As of January 3, 2021

Accumulated depreciation	Ps.	(13,098)	(12,734)	11,135	(14,697)

As of January 3, 2021 and December 31, 2019, the Group has commitments derived from short-term lease contracts (see Note 27). During 2020, the Group entered into a master lease agreement for 311 computers and servers.

Lease liability

The lease liabilities as of January 3, 2021 and December 31, 2019 amounted Ps. 24,378 and Ps. 24,584.

The maturity analysis of total future minimum lease payments, including non-accrued interest, is as follows:

Year	Amount
2021	Ps	8,727
2022		7,880
2023		5,941
2024		2,711
2025		2,711

	Ps	27,970

Interest expense generated from the lease liability amounted to Ps. 2,054 and Ps. 3,765 for the periods of 2020 and 2019, respectively.

14.	Accounts payable to suppliers

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs.

The average payment period is 4 months, with no interest charged. The Group has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

15.	Borrowings

	2020		2019
Secured line of credit with Banamex, for up to Ps. 400,000, bearing interest at the TIIE rate plus 260 basis points. Withdrawals from this line of credit can be made during a 10-month period starting December 15, 2018, and are payable on a quarterly basis from December 17, 2019 up to December 18, 2025.	Ps.	373,333	135,209

Secured line of credit with Banamex for up to Ps. 195,000, bearing interest at the TIIE rate plus 295 basis points, payable on a quarterly basis from October 30, 2020 to December 30, 2025.		188,500	-

Line of credit with BBVA for up to Ps. 75,000 bearing interest at 7.5%, payable monthly from September 20, 2020 to August 31, 2023		64,721	-

Line of credit with MCRF P, S.A. de C.V. SOFOM, E.N.R. of Ps. 600,000, bearing interest at a fixed rate of 13.10%. This line of credit is payable on a quarterly basis starting May 15, 2019 through May 15, 2023. BLSM Latino América Servicios, S.A. de C.V., is a guarantor in this loan.		-	516,597

Unsecured line of credit with Banamex, for up to Ps. 80,000, bearing interest at the TIIE rate plus 285 basis points (renewable on a yearly basis).		-	15,000

Interest payable	Ps.	3,323	10,907

Total debt		629,877	677,713

Less: Current portion		105,910	148,070

Long-term debt	Ps.	523,967	529,643

On January 30, 2020, the Group renegotiated the interest rate of the secured line of credit with Banamex, which changed from the TIIE rate plus 317 basis points to the TIIE rate plus 260 basis points. In addition, withdrawals from this line of credit were extended to August 2020, and are payable on a quarterly basis from September 2020 up to December 18, 2025.

On March 10, 2020, Betterware entered into a current account credit agreement with HSBC México, S.A., for an amount of Ps. 50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first ammendment agreement was signed, in which the amount of the line of credit was increased to Ps. 150,000. The maturity date of this line of credit is March 10, 2022, and it bears interest at the TIIE rate plus 350 basis points. During 2020, the Group utilized Ps. 115,000, of which as of January 3, 2021 the entire amount has been repaid.

On March 25, 2020, the Group withdrew Ps. 74,000 from its secured line of credit with Banamex.

On March 27, 2020, the Group made a prepayment to the line of credit with MCRF P, S.A. de C.V. SOFOM, E.N.R of Ps. 258,750. In addition, on April 27, 2020, the Group paid the outstanding amount of the line of credit.

On April 13, 2020, the Group withdrew Ps. 100,000 from its secured line of credit with Banamex.

On July 30, 2020 a total amount of Ps. 195,000 was withdrawn from a credit agreement signed on June 3, 2020 with Banamex. This loan bears interest at the TIIE rate plus 295 basis points maturing on December 30, 2025.

On September 20, 2020, the Group entered into a line of credit with BBVA for up to Ps. 75,000 bearing interest at 7.5%, payable monthly. The line of credit has racks in the Group’s distribution center pledged as collateral for an amount of Ps. 80,901.

As of January 3, 2021 and December 31, 2019, the fair value of the borrowings amounted to Ps. 634,992 and Ps. 679,188, respectively. Fair value was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (TIIE), adjusted for credit risk, and used to discount future cash flows.

As of January 3, 2021, the interest rate spread of the Banamex unsecured credit line of up to Ps. 80,000 amounted to TIIE plus 285 basis points. As of December 31 of 2019, the interest rate was TIIE plus 275 basis points.

Interest expenses related to the borrowings presented above are included in the interest expense item in the consolidated and combined statement of earnings and other comprehensive income.

Reconciliation of movements of liabilities to cash flows arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated and combined statement of cash flows as cash flows from financing activities.

	Long-term debt		Interest payable	Derivative financial instruments, net

Balances as of January 1, 2019	Ps.	620,164	11,227	16,629
Changes that represent cash flows -
Loans obtained		104,500	-	-
Restricted cash(1)		22,940	-	-
Payments		(82,996)	(95,033)	-

Changes that do not represent cash flows -
Interest expense		-	85,429	-
Borrowing costs capitalized in PP&E		-	9,284	-
Valuation effects of derivative financial instruments		-	-	15,680
Amortization of commissions and debt issuance costs		2,198	-	-

Balances as of December 31, 2019	Ps.	666,806	10,907	32,309
Changes that represent cash flows -
Loans obtained		1,712,207
Restricted cash(1)		(42,915)
Payments		(1,757,112)	(121,297)
Changes that do not represent cash flows -
Interest expense		-	80,253	-
Borrowing costs capitalized on PP&E		-	33,460	-
Valuation effects of derivative financial instruments		-	-	287,985
Amortization of commissions and debt issuance cost		4,653	-	-
Balances as of January 3, 2021	Ps.	583,639	3,323	320,294

(1)	Balances in column “Long-term debt” in the table above, are netted with restricted cash balances.

The Group’s long-term debt maturities as of January 3, 2021, including non-accrued interest, are as follows:

Year	Amount

2022	Ps.	126,736
2023		118,915
2024		114,187
2025		270,356
	Ps.	630,194

The line of credit agreements with Banamex contain the following financial covenants:

a)	To maintain a short-term debt coverage ratio not lower than 1.5.

b)	To maintain a total debt coverage ratio not greater than 3.0.

c)	To maintain a leverage ratio not greater than 7.0.

d)	To maintain a minimum cash and cash equivalents balance of Ps. 40,000

The Group was in compliance with all covenants as of January 3, 2021 and December 31, 2019. The Group obtained permission from Banamex prior to December 31, 2019 to consummate the merger disclosed in Note 1.b.

16.	Income Taxes

The Group is subject to income taxes (“ISR”) in Mexico. Under the ISR Law, the rate for 2020, 2019 and 2018 was 30% and will continue as such in future periods.

Income tax recognized in profit or loss for the periods of 2020, 2019 and 2018 was comprised of the following:

	2020		2019	2018

Current tax	Ps.	576,834	229,900	158,545
Deferred tax expense (benefit)		(34,066)	2,792	(8,366)

	Ps.	542,768	232,692	150,179

Income tax expense recognized at the effective ISR rate differs from income tax expense at the statutory tax rate. Reconciliation of income tax expense recognized from statutory to effective ISR rate is as follows:

	2020		2019	2018

Profit before income tax	Ps.	881,129	704,834	449,447
Tax rate		30%	30%	30%
Income tax expense calculated at 30% statutory tax rate		264,339	211,450	134,834

Inflation effects, net		8,333	6,278	6,408
Non-deductible expenses		5,493	3,202	3,217
Loss on valuation of warrants		255,456	-	-
Share-based payments		8,275	-	-
Other items, net		872	11,762	5,720

	Ps.	542,768	232,692	150,179

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

As of January 3, 2021 and December 31, 2019, the Group had no tax loss carryforwards.

Composition of the deferred tax asset (liabilities) as well as the reconciliation of changes in deferred taxes balances as of January 3, 2021 and December 31, 2019 is presented below:

Temporary differences	As of January 1, 2019		Recognized in profit or loss	Recognized in OCI	As of December 31, 2019

Deferred tax assets:
Expected credit loss	Ps.	2,802	2,415	-	5,217
Accruals and provisions		26,632	(668)	(26)	25,938
Derivative financial instruments		4,989	(4,989)	-	-
Property, plant and equipment		74	4,505	-	4,579

Deferred tax liabilities:
Intangible assets		(87,740)	1,920	-	(85,820)
Derivative financial instruments		(6,192)	(3,161)	-	(9,353)
Inventories			(89)	-	(89)
Other assets and prepaid expenses		(11,192)	(2,699)	-	(13,891)

Net deferred tax liability	Ps.	(70,627)	(2,766)	(26)	(73,419)

Temporary differences	As of December 31, 2019		Recognized in profit or loss	Recognized in OCI	As of January 3, 2021

Deferred tax assets:
Expected credit loss	Ps.	5,217	(3,732)	-	1,485
Accruals and provisions		25,938	42,340	360	68,638
Derivative financial instruments		-	35,886	-	35,886
Property, plant and equipment		4,579	(4,579)	-	-

Deferred tax liabilities:
Intangible assets		(85,820)	1,920	-	(83,900)
Inventories		(9,353)	(21,687)	-	(31,040)
Derivative financial instruments		(89)	89	-	-
Property, plant and equipment		-	(10,888)	-	(10,888)
Other assets and prepaid expenses		(13,891)	(5,644)	-	(19,535)

Net deferred tax liability	Ps.	(73,419)	33,705	360	(39,354)

17.	Provisions

	Commissions, promotions and other		Bonuses and other employee benefits	Professional services fees	Total

As of January 1, 2019	Ps.	35,805	1,958	1,223	38,986

Increases		345,148	90,843	2,026	438,017
Payments		(348,174)	(79,445)	(2,695)	(430,314)

As of December 31, 2019	Ps.	32,779	13,356	554	46,689

Increases		1,272,651	51,253	16,947	1,340,851
Payments		(1,198,284)	(21,039)	(17,209)	(1,236,532)

As of January 3, 2021	Ps.	107,146	43,570	292	151,008

Commissions, promotions and other

Commissions, promotions, and other includes commissions payable to the sales force on the last week of the period, which are paid in the first week of the year or of the following period. Additionally, it includes the provision of reward points obtained by distributors and associates for the sale of products and for expanding the network of registered distributors and associates.

Bonuses and other employee benefits

Bonuses and other employee benefits include annual performance bonuses as well as vacation provisions, vacation bonuses, savings funds, and more.

Fees for professional services

Fees for professional services includes fees for services such as external audits, legal services, internal audits, and more.

18.	Derivative financial instruments

18.1 Interest rate and exchange rate derivatives

In connection with the secured line of credit for up to Ps. 400,000 contracted with Banamex, and in order to mitigate the risk of future increases in interest rates, the Group entered into a derivatives contract with Banamex, which consists of an interest rate swap. By using this interest rate swap, the Group converts its variable interest rates into fixed rates.

In addition, to reduce the risks related to fluctuations in the exchange rate of the US dollar, the Group uses derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars.

The details of the derivative financial instrument contracts entered into by the Group as of January 3, 2021 and December 31, 2019, are as follows:

As of January 3, 2021

Instrument	Notional amount in thousands		Fair Value		Contract date	Maturity date	Rate received	Rate paid
Liabilities:
Interest rate swap	Ps.	353,333	Ps.	32,842	11/15/2018	12/15/2023	TIIE 28 days(1)	8.33%

					Average Strike Ps./US$	Maturity date
Forwards US Dollar / Mexican Peso	US$	140,325	Ps.	287,452	22.36	Weekly, through October 2021

Total Liabilities			Ps.	320,294

Non-current liability			Ps.	25,179

Total current liability			Ps.	295,115

(1) As of January 3, 2021, the 28-day TIIE rate was 4.49%

As of December 31, 2019

Instrument	Notional amount in thousands		Fair Value		Contract date	Maturity date	Rate received	Rate paid

Liabilities:
Interest rate swap	Ps.	50,000	Ps.	19,614	11/15/2018	12/15/2023	TIIE 28 days(1)	8.33%

					Average Strike Ps./US$	Maturity date
Forwards US Dollar / Mexican Peso	US$	47,690	Ps.	12,695	19.61	Weekly, through October 2020

Total Liabilities			Ps.	32,309

Non-current liability			Ps.	16,754

Total current liability			Ps.	15,555

(1) As of December 31, 2019, the 28-day TIIE rate was 7.55%.

The impacts in profit or loss of the derivative financial instruments for the periods of 2020 and 2019 amounted to a loss of Ps. 287,985 and Ps. 15,680, respectively, which is included in the consolidated and combined statements of comprehensive income in the line item of “unrealized loss in valuation of derivative financial instruments.”

The maturities of the notional amount of the derivatives are as follows:

Instrument	Notional amount in thousands of	2021	2022	2023

Liabilities:
Interest rate swap	Ps.	46,667	46,667	260,000

Forwards US Dollar / Mexican Peso	US$	-	-	-

18.2 Warrants

As part of the merger with DD3 as disclosed in Note 1.c, Betterware assumed an obligation that allowed existing warrant holders to purchase (i) a total of 5,804,125 Betterware shares subject to exercise as of April 12, 2020 at a price of is US$ 11.50 per share that would expire on or before March 25, 2025 at the time of redemption or settlement, and (ii) the option to purchase 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. The Company registered the warrants to be traded on OTC Markets, which had an observable fair value.

During July and August 2020, the Group repurchased 1,573,88 warrants. From August 18th to October 7, 2020, 895,597 warrants were exchanged for 621,098 shares, of which, 462,130 warrants were settled on a cash basis by exchanging 1 warrant for 1 share at a price of US$ 11.44 for share, which resulted in receiving cash by an amount of Ps. 116,419. The remaining 433,467 warrants were exchanged on a cashless basis by exchanging 1 warrant for 0.37 shares.

During September 2020, the purchase option of units was exercised by their holders on a cashless basis, which resulted in the issuance of 214,020 Betterware shares.

Additionally, on October 8, 2020 and as part of the terms of the warrant agreement, the Company issued a notice requiring all of its outstanding public warrants to be redeemed by its holders given that the condition to exercise the redemption was complied. Such condition required that the share price reached US$ 18.00 during a period of at least 20 days. The redemption of warrants was exercised on a cashless basis by exchanging 3,087,022 warrants for 1,142,325 of the Company’s shares. 8,493 public warrants were not exercised by their holders during the redemption period that expired on November 9, 2020, and they were paid by the Company for a price of US$ 0.01 per warrant.

Finally on December 23, 2020, 239,125 private warrants were exercised on a cashless basis by their holders and exchanged for 156,505 of the Company’s shares.

As of January 3, 2021, the warrant holders had redeemed all of the outstanding warrants and purchase option of units and the Company recognized a loss for the increase in the fair value of the warrants of Ps. 851,520, which is recognized under the heading “Loss in valuation of warrants” in the consolidated and combined statement of profit or loss.

19.	Employee benefits

Post-employment benefits –

The Group recognizes the liability and corresponding impacts to profit and loss as well as comprehensive income regarding to the seniority premiums to be paid to its employees. This benefit is determined considering the years of service and the compensation from the employees.

The components of the defined benefit liability for the periods of 2020, 2019 and 2018, are as follows:

a)	Movement in net defined liability –

The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

	2020		2019

Balance at January 1	Ps.	1,630	1,355

Included in profit or loss:
Current service cost		425	424
Interest cost		114	123

Net cost of the period		539	547

	2020		2019

Included in OCI:
Actuarial loss (gain)		1,199	(102)
Income tax effect		360	(26)

Other:
Benefits paid		(1,330)	(196)

Balance as of January 3, 2021	Ps.	1,678	1,630

b)	Actuarial assumptions –

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2020	2019	2018

Financial:
Future salary growth	4.0%	4.5%	4.8%
Discount rate	6.1%	7.1%	9.2%

Demographic:
Number of employees	1,294	654	684
Age average	31 years	35 years	35 years
Longevity average	2 years	3 years	2 years

c)	Sensitivity analysis –

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation considering a change of ±0.50% in the discount rate.

	Effects as of January 3, 2021		Effects as of December 31, 2019

Increase / decrease in the discount rate
+ 0.50%	Ps.	126	(127)
- 0.50%		(141)	115

20.	Financial instruments

Below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Group as of January 3, 2021 and December 31, 2019, as well as the indication of fair value hierarchy level, when applicable:

Accounting classification and fair values

As of January 3, 2021	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade receivables	Ps.	757,806	-
Total		757,806	-
Financial liabilities -
Debt		629,877	-
Accounts payable		2,078,628	-
Lease liability		24,378	-
Derivative financial instruments		-	320,294	2

Total		2,732,883	320,294

As of December 31, 2019	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade receivables	Ps.	266,938	-
Other receivables		5,867	-
Total		272,805	-
Financial liabilities -
Debt		677,713	-
Accounts payable		529,348	-
Lease liability		24,584	-
Derivative financial instruments		-	32,309	2

Total		1,231,645	32,309

Measurements of fair values

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As previously disclosed, some of the Group’s financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/ financial liabilities	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship and sensitivity of unobservable inputs to fair value
Foreign currency forward contracts and interest rate swaps (see Note 18)	Discounted cash flows.
	Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	N/A	N/A

There were no transfers between Level 1 and 2 during the current or prior year.

Fair value of debt that is not measured at fair value (but fair value disclosures are required)

The fair value of debt, which is measured at amortized cost using the effective interest method, amounted Ps. 634,992 as of January 3, 2021 and was classified as Level 2. Fair value was calculated using the discounted cash flow method and the Mexican risk-free rate (TIIE), adjusted by credit risk, was used for discounting future cash flows.

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

See Note 18 for disclosure of the derivative financial instruments entered into for the periods of 2020 and 2019.

Exchange risk management

The Group undertakes transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s U.S. dollars denominated financial assets and financial liabilities at the reporting date are as follows:

	2020		2019

Assets	US$	29,559	1,331
Liabilities		(49,570)	(16,095)

Net position	US$	(20,011)	(14,764)
Closing exchange rate of the year		19.9352	18.8452

Exchange rate sensitivity analysis

The Group is mainly exposed to variations in the Mexican Peso / the U.S. Dollar exchange rate. For sensitivity analysis purposes, the Group has determined a 10 percent increase and decrease in Ps. currency units against the U.S. dollar (“relevant currency”). 10 percent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated financial assets/liabilities and adjusts their translation at the year-end for a 10 percent change in foreign currency rates. Given that the foreign exchange currency net position results in a liability, a positive number below indicates an increase in profit where currency units strengthen 10 percent against the relevant currency. For a 10 percent weakening of currency units against the relevant currency, there would be a comparable impact on the net income, and the balances below would be negative.

2020

Impact on net income	Ps.	39,982

Foreign exchange forward contracts

It is the policy of the Group to enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 6 months. Basis adjustments are made to the initial carrying amounts of inventories when the anticipated purchases take place.

See Note 18 with details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract liabilities are presented in the line ‘Derivative financial instruments’ within the consolidated and combined statement of financial position.

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

If interest rates had been one per cent higher/lower and all other variables were held constant, the Group’s net income for the 2020 period would decrease/increase by Ps 6,266. This is attributable to the Group’s exposure to interest rates on its borrowings as described in Note 15.

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

Credit risk management

The Group’s exposure to credit risk is not significant as no customer represents more than 10% of consolidated and combined sales and receivables. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy the credit references set out by the Group, can only carry out transactions with the Group through prepayment.

See Note 6 for further details on Trade Receivables and allowance for doubtful accounts.

Collateral held as security and other credit enhancements

The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. As of January 3, 2021, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group, arises from the carrying amount of the respective recognized financial assets as stated in the consolidated and combined statement of financial position.

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

The Group has access to financing facilities as described below. The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines	2020		2019

Amount used	Ps.	626,554	656,459
Amount not used		297,828	260,500

Total credit lines	Ps.	924,382	916,959

The Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods, based on their undiscounted cashflows with both interest and principal, is disclosed on Notes 13, 15 and 18.

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

The capital structure of the Group consists of net debt (borrowings disclosed in Note 15 after deducting cash and bank balances) and stockholders’ equity of the Group.

21.	Stockholders’ equity

Stockholders’ equity as of January 3, 2021 and as of December 31, 2019 and 2018 by number of shares, is as follows:

	Betterware de México, S.A.B. de C.V.	Betterware de México, S.A.B. de C.V. and BLSM Latino America Servicios, S.A. de C.V. (1)
	As of January 3, 2021	As of December 31, 2019	As of December 31, 2018

Fixed capital	10,000	5,000	5,000
Variable capital	36,574,968	5,032,939	3,654,378
	36,584,968	5,037,939	3,659,378

(1)	As of December 31, 2019 and 2018, for the 2019 and 2018 periods, the Group presented combined financial statements including Betterware and BLSM as they were entities under common control. The Group previously prepared combined statements of changes in net parent investment when all periods presented represented the combined results of both entities. As a result of the merger in March 2020, which resulted in BLSM becoming a wholly owned subsidiary of Betterware and the issuance of shares to the existing shareholders of such entities, the Group now prepares consolidated financial statements as of such date. The Group has therefore presented a combined statement of changes in stockholders’ equity for the 2019 period and for the year ended December 31, 2018 (presenting the net parent investment gross by including contributed capital and retained earnings, rather than net as presented in prior years), as management believes it is a preferable presentation for comparability purposes with the existing share structure and presentation applicable to the consolidated financial statements as of January 3, 2021 and for the 2020 period.

The capital stock is represented by fully subscribed and paid common shares with no par value, with the exception of fixed capital, for which the par value per share is Ps. 10. The variable capital stock is unlimited. As of January 3, 2021 the Company had 1,015,072 treasury shares.

2020

On March 10, 2020, DD3 was merged into Betterware. Due to the merger, which resulted in the Company increased its variable capital by issuing shares to the previous shareholders of DD3 by Ps.181,865, less issuance costs of Ps.16,736. On the same date, a liability of Ps. 55,810 for the fair value of the assumed warrants obligation was recognized.

On October 2, 2020, the Ordinary Shareholders’ Meeting approved an increase in the Company’s variable capital by an amount of Ps. 89,235, due to the cash exercise of 352,256 warrants, equivalent to 352,256 shares.

On November 9, 2020, the Ordinary Shareholders’ Meeting approved an increase in the Company’s variable capital by an amount of Ps. 27,183, due to the cash exercise of 109,874 warrants, equivalent to 109,874 shares.

On November 9, 2020, the Ordinary Shareholders’ Meeting approved an increase in the Company’s share premium by an amount of Ps. 860,571, due to the cashless exercise of 3,520,489 warrants as of such date and as part of the redemption (see Note 1.f), equivalent to 1,301,293 shares.

On December 14, 2020, the Ordinary Shareholders’ Meeting approved the merger of Promotora Forteza (a commonly controlled entity) into Betterware. As part of the merger stockholders’ equity increased Ps. 4,724.

As of January 3, 2021, and as a result of the exercise of the purchase option of units by its holders (see note 18.2) and the share-based payments granted to certain directors and executives (see note 22), the total capital increase in share premium amounted Ps. 909,428.

2018

On February 13, 2018, the Ordinary General Shareholders’ Meeting of Betterware agreed to reduce the capital stock by Ps. 97,921. On December 5, 2018, as part of the unanimous resolutions adopted outside the Shareholders’ Meeting, it was agreed to increase capital stock by Ps. 20.

Dividends

2020

On January 10, 2020, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 70,000, which were paid in cash on January 10, 2020. Part of this amount (Ps. 42,739) was paid to Campalier based on its shareholding. The dividend per share was Ps. 2.32.

On May 8, 2020, the General Shareholders’ Meeting approved a payment of dividends on account of the profits to be generated in the fiscal year 2020 in the amount of Ps. 100,000, which were paid in cash on May 28, 2020. Part of this amount (Ps. 53,522) was paid to Campalier based on its shareholding. The dividend per share was Ps. 2.90.

On August 17, 2020, the Ordinary General Shareholders’ Meeting approved a payment of dividends on account of the profits to be generated in fiscal year 2020 in the amount of Ps. 330,000, which were paid in cash on August 20, 2020. Part of this amount (Ps. 176,621) was paid to Campalier based on their shareholding. The dividend per share was Ps. 9.27.

On November 9, 2020, the Ordinary General Shareholders’ Meeting approved a payment of dividends on account of the profits to be generated in the fiscal year 2020 in the amount of Ps. 330,000, which were paid in cash on November 19, 2020. Part of this amount (Ps. 168,136) was paid to Campalier based on their shareholding. The dividend per share was Ps. 9.11.

2019

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

2018

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

On December 4, 2018, the Ordinary General Shareholders’ Meeting approved payment of dividends from profits generated in the year, in the amount of Ps. 110,000. From this amount, Ps. 45,045 was paid in cash; while the remaining for Ps. 64,955 was paid on March 31, 2019, hence it is included as a liability in the consolidated and combined statement of financial position.

Legal reserve

Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the Group is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of January 3, 2021 and December 31, 2019, the legal reserve, in historical pesos, was Ps. 10,679 and Ps. 10,370, respectively and it is included in retained earnings.

22.	Share-based payments

As disclosed in Note 1.d and 2.v, the Group grants a compensation plan based on Betterware’s shares to certain directors as well as executives. The plans were authorized at the Board of Directors’ Meeting on July 30, 2020, in which it was established that to obtain the rights to the corresponding shares of the Group, there should be a performance metric based on EBITDA (Earnings before interest, taxes, depreciation and amortization) and their continuance at Betterware, which will be delivered based on the particular compensation plans of each individual.

For the 2020 period, the expense associated with share-based payment awards was recognized in the consolidated statement of profit or loss and other comprehensive income for $32,910 (see Note 25), with a corresponding increase in equity.

23.	Earnings per share

The amount of basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Group’s ordinary shares by the weighted average of the ordinary shares outstanding during the year. The following events resulted in the issuance of ordinary shares for the 2020 period:

a)	The warrants that DD3 had issued and that were automatically converted into warrants to purchase a total of 5,804,125 shares (see Note 1.c), exercised by its holders through a cash and cashless basis. The cash exercises resulted in the issuance of 462,130 shares and the cashless exercises in the issuance of 1,457,798 shares.

b)	The unit purchase option subject to the warrant contract to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares (see Note 1.c). The purchase option resulted in the issuance of 214,020 Betterware shares, which were excersied on a cashless basis.

The amount of diluted earnings per share is calculated by dividing the net income attributable to shareholders of the Group’s common shares (after adjusting it due to changes in the fair value of warrants recognized at FVTPL in accordance with IFRS 9) by the weighted average of the common shares outstanding during the year plus the weighted average number of ordinary shares that would have been issued at the time of converting all diluted potential ordinary shares into ordinary shares. For the 2020 period, the share-based payment incentive plans issued by the Group (see Note 22) qualified as a potential dilutive event, resulting in 709,700 potentially dilutive shares. The effect of warrants and unit purchase options throughout the 2020 and while not exercised in the period qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares are disregarded in the calculation of diluted earnings per share.

As a result of the merger transaction, which closed on March 13, 2020 (see Note 1.b), between Betterware and DD3 and the subscription and payment of 2,040,000 Betterware shares on Nasdaq all Betterware shares issued and outstanding immediately prior to the closing date were canceled and new shares were issued. Betterware’s original shareholders held 87.7% of the total outstanding shares, DD3 shareholders held a 6.4% stake, and investors under the Nasdaq listing held a 5.9% stake. After the closing date, Betterware had 34,451,020 issued and outstanding shares.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Therefore, as a result of the cancellation and issuance of new shares on March 13, 2020, earnings per share in the consolidated and combined financial statements has also been adjusted for all periods presented to reflect the number of shares issued and outstanding giving an amount of 34,451,020 for the 2020 period, and an amount of 30,199,945 shares for the 2019 and 2018 periods, which corresponds to the amount of shares attributable to the original Betterware shareholders without giving effect to the capital contribution of the DD3 shareholders and the resources obtained by the Nasdaq listing described in the previous paragraph.

The following table shows the income and share data used in the calculation of basic and diluted earnings per share for the periods of 2020, 2019 and 2018:

	2020		2019	2018
Net income (in thousands of pesos)
Attributable to shareholders	Ps.	338,361	472,142	299,267

Shares (in thousands of shares)
Weighted average of outstanding shares
Basic		34,083	30,200	30,200
Diluted		34,383	30,200	30,200

Basic and diluted earnings per share:

Basic earnings per share (pesos per share)	Ps.	9.93	15.63	9.91
Diluted earnings per share (pesos per share)		9.84	15.63	9.91

24.	Related party balances and transactions

Balances and transactions between Betterware and BLSM, which are related parties, have been eliminated on combination and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Key management personnel compensation comprised short-term employee benefits of Ps. 37,713, Ps. 34,540 and Ps. 34,500 for the 2020, 2019 and 2018 periods, respectively. Compensation of the Group’s key management personnel includes salaries and non-cash benefits. No long-term employee benefits were paid to key management personnel during 2020, 2019 and 2018.

Transactions

The following balances were outstanding as of January 3, 2021 and December 31, 2019:

	2020		2019
Trade accounts receivable from related parties
Fundación Betterware., A.C.	Ps.	-	610

	Ps.	-	610

25.	Revenue and operating expenses

Revenue –

Revenue recognized in the 2020, 2019 and 2018 periods was generated in Mexico. A disaggregation per home product is as follows:

	2020		2019	2018

Kitchen and food preservation	Ps.	2,532,420	1,229,148	820,995
Home solutions		1,456,666	529,551	360,595
Bathroom		842,724	441,093	376,262
Laundry & Cleaning		828,473	318,782	308,359
Tech & mobility		773,160	290,366	196,439
Bedroom		826,964	275,722	254,066

	Ps.	7,260,408	3,084,662	2,316,716

Contract balances

As of January 3, 2021 and December 31, 2019, the Group did not identify significant costs to obtain/fulfill a contract that are required to be capitalized as an asset. Consequently, the Group did not perform any analysis in order to identify possible impairment losses. See Note 6 about the expected credit loss model applicable to all financial assets measured at amortized cost.

Operating expenses –

Operating expenses by nature, for the periods of 2020, 2019 and 2018 are as follows:

	2020		2019	2018

Cost of personnel services and other employee benefits	Ps.	564,213	423,956	332,878
Distribution costs		331,023	121,155	102,397
Sales catalog		247,250	128,687	92,931
Promotions for the sales force		172,177	26,311	24,492
Packing materials		112,512	58,361	46,976
Impairment loss on trade accounts receivables		57,627	22,512	18,699
Commissions and professional fees		61,403	13,577	8,335
Depreciation and amortization		43,688	38,394	25,960
Share-based payments		32,910	-	-
Bank fees		23,965	15,436	30,934
Rent expense, operating leases		22,451	17,663	20,269
Events, marketing and advertising		19,237	37,848	35,253
Travel expenses		13,522	18,835	17,254
Other		147,077	68,853	50,122

	Ps.	1,849,055	991,588	806,500

26.	Segment information

Information reported to the Chief Operating Decision Maker (“CODM”), for the purposes of resource allocation and assessment of business performance, focuses on the Group as a whole and with main strategies on a company-wide basis. As discussed in Note 1, the Group is focused on the home organization segment whose product portfolio includes home organization; kitchen preparation, food containers, and practical furniture, among other categories (see Note 25). The Group’s products are offered through 9 catalogs in Mexico over the year. As such, no reporting on segment information is deemed necessary to assess the Group performance given its business model and current operations.

In addition to the above, the Group obtains all its revenue from the Mexican market, therefore no geographic information is disclosed. Also, the Group considers that there are no major customers, and therefore, no concentration risks exist given the nature of the business and the sale of its products through a significant number of distributors.

27.	Commitments

Lease arrangements

The Group leases warehouses and an administrative office space that expired on January 3, 2021 and that were renewed for three months in order to relocate the operations to the new distribution center (see Note 1.i). Rental expense for the periods of 2020, 2019 and 2018 was Ps. 15,703, Ps. 11,605 and Ps. 14,169, respectively.

Borrowings

The secured lines of credit with Banamex, for up to Ps. 400,000 and Ps. 195,000 (see Note 15) have a lien for the land acquired to build the Group’s new corporate headquarters and distribution center (see Note 10).

28.	Contingencies

The Group is a party to various legal actions in the normal course of its business. The Group is not involved in or threatened by proceedings for which the Group believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its consolidated and combined financial position, results of operations and cash flows.

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

On August 12, 2014, the International Inspection Administration “4” (“AFI” for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT” for its acronym in Spanish), requested information regarding the Group’s 2010 income tax filing, which was provided at that time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”) regarding the SAT’s review. On March 2, 2017, the SAT notified the Group about certain issues on which an agreement was not reached. As a result, the Group filed a lawsuit for annulment before the SAT’s resolution, which is in progress as of the date of issuance of these consolidated and combined financial statements. Based on the evaluation of the Group’s Management, tax liabilities are not expected to arise as a result of this matter. As of January 3, 2021, the maximum exposure of the contingent liability on this matter was estimated to amount Ps. 20,086.

29.	Subsequent events

On January 15, 2021, the Company launched the marketing campaign “Encuentra la Solución” which will represent an investment of Ps. 75,000 in 2021.

The new distribution center will be completed during the first quarter of 2021. It began operating in the last quarter of 2020 and as of the date of the consolidated and combined financial statements, only the administrative office building is in process to be completed. Capital expenditures related to the new distribution center were made in the first quarter of 2021 and amounted to Ps. 61,615.

On February 18, 2021, the Ordinary Shareholders’ Meeting approved the capitalization to retained earnings of the cumulative amount of Ps. 876,518 in premium for share issuance. Additionally, a dividend payment of Ps. 350,000 was approved.

On March 12, 2021, Betterware entered into an agreement to acquire 60% of GurúComm for Ps. 45,000. GurúComm is a Mobile Virtual Network Operator (“MVNO”) and communications software developer, with an enterprise value of Ps. 75,000 (approximately US$3,500). The Company does not expect the acquisition to be material to its 2021 results of operations.

30.	Authorization to issue the consolidated and combined financial statements

On March 25, 2021, the issuance of the Group’s combined consolidated financial statements was authorized by Andrés Campos, Chief Executive Officer, and Diana Jones, Chief Financial Officer.

* * * * * *