Form 20-F
period 2021-12-31
BETTERWARE DE MEXICO, S.A.P.I. DE C.V
filed 2022-04-29
CIK 1788257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Period Ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,316,546 Ordinary Shares, as of December 31, 2021.

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

☒ Yes  ☐ No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes  ☐ No

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

The forward-looking statements are based on the current expectations of the management of Betterware, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Given these uncertainties, you should not rely upon forward looking statements as predictions of future events. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the Securities and Exchange Commission (“SEC”) by Betterware and the following:

●	the inability to profitably expand into new markets;
●	the possibility that Betterware may be adversely affected by other economic, business and/ or competitive factors;
●	operational risk;
●	financial performance;
●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Betterware’s resources;
●	changes in our investment commitments or our ability to meet our obligations thereunder;
●	natural disaster-related losses which may not be fully insurable;
●	epidemics, pandemics and other public health crises, particularly the COVID-19 virus;
●	geopolitical risk and changes in applicable laws or regulations;
●	fluctuations in exchange rates between the Mexican peso and the United States dollar; and
●	changes in interest rates or foreign exchange rates.

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

CERTAIN CONVENTIONS

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) was incorporated under the laws of Mexico in 1995. Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “Company,” the “Group” “Betterware,” “BTW,” “BWM” and “BW” refer to Betterware de México, S.A.P.I. de C.V. and subsidiaries., a Mexican sociedad anónima promotora de inversión de capital variable.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our Audited Consolidated and Combined Financial Statements as of December 31, 2021, January 3, 2021, and December 31, 2019, and for the year ended December 31, 2021 (referred to as the “2021 period”), the 53 weeks ended January 3, 2021 (referred to as the “2020 period”) and the year ended December 31, 2019 (referred to as the “2019 period”) (our “Audited Consolidated and Combined Financial Statements”).

Until and including the 2020 period, Betterware’s financial year was a 52- or 53-weeks period ending on the Sunday nearest to December 31. However, due to the fact that in 2021 Betterware issued debt on the Mexican Stock Exchange, our financial period is required to coincide with the calendar year in order to comply with the Mexican General Corporate Law. Therefore, the financial information for the 2021 period is presented as of December 31, 2021, and for the year then ended. The comparative financial year of the 2020 period and the 2019 period consisted of 53 and 52 weeks ended on January 3, 2021, and December 31, 2019, respectively, but were not adjusted to calendar year because the effects of the change are not significant.

For purposes of this annual report, the term fiscal year is synonymous with financial year and refers to the periods covered by our Audited Consolidated and Combined Financial Statements.

We prepare our Audited Consolidated and Combined Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied IFRS issued by the IASB effective at the time of preparing our Audited Consolidated and Combined Financial Statements. Our Audited Consolidated and Combined Financial Statements as of December 31, 2021, January 3, 2021, and December 31, 2019, and for the 2021, 2020, 2019 periods, have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited (“Deloitte”), an independent registered public accounting firm, whose report dated April 28, 2022, is also included in this annual report.

Prior to BLSM Latino América Servicios, S.A. de C.V., a Mexican sociedad anónima de capital variable (“BLSM”), becoming a subsidiary of Betterware, we prepared combined financial statements because it provided more meaningful information to the reader as Betterware and BLSM were subsidiaries under the common control of Campalier, operating under common management; Thus, combined financial statements of these entities were prepared as of December 31, 2019. On March 10, 2020, BLSM became a subsidiary of Betterware and thus included in our consolidated financial statements as of December 31,2020. As a result, the combined statement of changes in stockholders’ equity for the 2019 period present the net parent investment gross by including contributed capital and retained earnings (rather than net as presented in prior years), as management believes it is a preferable presentation for comparability purposes with the share structure and presentation for the 2021 and 2020 periods.

BLSM, provided administrative, technical, and operational services to Betterware until June 30, 2021 (formerly a related party of Betterware). On July 1, 2021, all employees from BLSM where transferred to Betterware, without having any implications on a consolidated basis.

On December 3, 2020, we acquired 70% of the shares of Betterware de Guatemala, S.A., a company focused on the distribution of our line of products and providing home solutions in Guatemala. Later, On December 16, 2020, in conjunction with Finvek Advisors, S.A. de C.V., we incorporated “Programa Lazos, S.A. de C.V.,” focused on granting loans of any kind and financial leasing or financial factoring operations. We own 70% of the voting shares of Programa Lazos.

On March 12, 2021, Betterware entered into an agreement to acquire 60% of GurúComm, S.A.P.I. de C.V. (“GurúComm”), a Mobile Virtual Network Operator and communications software developer.  Additionally, on July 22, 2021, Betterware entered into an agreement to acquire 70% of Innova Catálogos, S.A. de C.V. (“Innova Catálogos”), a clothing, footwear and accessories producer and developer.

The Audited Consolidated and Combined Financial Statements include the position and results of operations of Betterware, BLSM, GurúComm, Innova Catálogos, Programa Lazos and Betterware de Guatemala. The transactions among Betterware and its subsidiaries: BLSM GurúComm, Innova Catálogos, Programa Lazos and Betterware de Guatemala, and the balances and unrealized gains or losses arising from intra-group transactions have not been considered for the preparation of the Audited Consolidated and Combined Financial Statements.

Our Audited Consolidated and Combined Financial Statements are presented in thousands of Mexican Pesos (Ps).

Non-IFRS Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right-of-use assets, amortization of intangible assets, financing cost, net and total income taxes. EBITDA is not measure required by or presented in accordance with IFRS. The use of EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

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

v

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

Closing of the Business Combination

Upon satisfaction of certain conditions and covenants as set forth under the Combination and Stock Purchase Agreement, the Business Combination was consummated and closed on March 13, 2020 (the “Closing”). At Closing, the following actions occurred:

(i)	DD3 issued to the Sellers as consideration for the purchase of a portion of the Series C and Series D shares and the BLSM shares outstanding as of January 3, 2021, a debt acknowledgement in an amount equal to $15,000,546.
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

On the Closing date, 2,040,000 shares of the Company offered for subscription and payment under the Company’s public offering in the U.S. on the Nasdaq were subscribed and paid for by various investors.

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
(iv)	In December, 2020, holders exercised a total of 239,125 private warrants on a cashless basis and exchanged for 156,505 of the Company’s shares.
(v)	As of the January 3, 2021, the warrant holders redeemed all of the outstanding warrants and purchase option of units and the Company recognized a loss for the increase in the fair value of the warrants of Ps.851,520, which was recognized under the heading “Loss in valuation of warrants” in the consolidated and combined statement of profit or loss. As of the date of this annual report, all of the warrants have been redeemed.

On August 2, 2021, Betterware’s corporate name changed from Betterware de México, S.A.B. de C.V. to Betterware de México, S.A.P.I. de C.V.

As of the date of this annual report and as consequence of the transactions described before, the total number of outstanding shares of the Company is 37,316,546.

The Forteza Merger

On December 14, 2020, Betterware and Forteza (Betterware’s shareholder), entered into a merger agreement pursuant to which Forteza agreed to merge with and into Betterware, surviving Betterware as the acquiror (the “Forteza Merger”). On December 16, 2020, the merger was completed. Consequently, shares in Betterware were delivered to Forteza’s shareholders in proportion to their shareholding in Betterware, without implying an increase in Betterware’s share capital or in the total number of outstanding shares of the Company

Other Transactions during 2021

On March 12, 2021, Betterware entered into an agreement to acquire 60% of GurúComm for Ps.45 million. GurúComm is a Mobile Virtual Network Operator and communications software developer, with an enterprise value of Ps.75 million (approximately US$3.5 million).

On March 28, 2022, the shareholders of GurúComm approved, and Betterware agreed, the redemption of the shares owned by Betterware. Therefore, the 55,514 shares that were fully subscribed and paid until such date by was reimbursed. The additional 37,693 shares that were subscribed but not yet paid, were canceled. GurúComm’s redemption and Betterware’s investment withdrawal was mainly due to the fact that the business was not growing according to shareholders expectations, and consequently, Betterware’s investment return would take longer than anticipated. The financial impact that the redemption transaction had at a consolidated level was a loss in sale of shares of Ps. 15 million.

On July 22, 2021, Betterware entered into an agreement to acquire 70% of Innova Catálogos, S.A. de C.V., for Ps.5,000. Innova Catálogos is dedicated to the purchase and sale of clothing, footwear and accessories.

The JAFRA Acquisition

On January 18, 2022, Betterware entered into an agreement to acquire 100% of JAFRA’s (“JAFRA”) operations in Mexico and the United States from the Vorwerk Group based in Germany for a total cash consideration of US$255 million, equivalent to Ps. 5,355 million, on a debt-free, cash-free basis (the “JAFRA Acquisition”). JAFRA is a leading global brand in direct sales in the Beauty and Personal Care (B&PC) industry with strong presence in Mexico and the United States with 443,000 independent leaders and consultants who sell unique products. The JAFRA Acquisition was approved by the Federal Economic Competition Commission (“COFECE”) on March 24, 2022 and consummated on April 7, 2022. The funds necessary to pay the purchase price under the JAFRA Acquisition were obtained from (i) a long-term syndicated loan of US$225 million, and (ii) US$30 million from operating cashflow of the Company.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.[Reserved]

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

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

We distribute almost all of our products through our independent distributors and we depend on them directly for the sale of our products. BWM experiences high turnover among distributors from year to year since they can terminate their services at any time. As a result, we need to make significant efforts to continue to retain existing and recruit additional independent distributors. To increase our revenue, we must increase the number and/or the productivity of our distributors. The number and productivity of BWM’s distributors also depends on several additional factors, including:

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

The number of our active distributors, including those at the district director level, may not increase and could decline in the future. BWM’s operating results could be harmed if existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors.

The loss of key high-level distributors could negatively impact Betterware’s consultant growth and our revenue.

As of December 31, 2021, we had approximately 1,063,720 active associates and approximately 50,972 distributors, and 13 district directors. The district directors, together with their extensive networks of downline distributors, account for an important part of our net revenue. As a result, the loss of a high-level consultant or a group of leading distributors in the consultant’s network of downline distributors, whether by their own choice or through disciplinary actions by BWM for violations of our policies and procedures, could negatively impact our consultant growth and our net revenue.

A decline in our customers’ purchasing power or consumer confidence or in customers’ financial condition and willingness to spend could materially and adversely affect our business.

The sale of home organization products correlates strongly to the level of consumer spending generally, and thus is significantly affected by the general state of the economy and the ability and willingness of consumers to spend on discretionary items. Reduced consumer confidence and spending generally may result in reduced demand for our products and limitations on our ability to maintain or increase prices. A decline in economic conditions or general consumer spending in any of our major markets could have a material adverse effect on our business, financial condition and results of operations.

Failure of new products to gain distributors and market acceptance could harm our business.

An important component of our business is our ability to develop new products that create enthusiasm among our customers. If we fail to introduce new products planned for the future, our distributors’ productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

Betterware’s markets are competitive, and market conditions and the strengths of competitors may harm our business.

The market for BWM’s products is competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than hawse have, which may give them a competitive advantage. For example, our products compete directly with branded, premium retail products. We currently do not have significant patent or other proprietary protection, and competitors may introduce products with the same ingredients that we use in our products.

We also compete with other companies for distributors. Some of these competitors have a longer operating history, better name recognition and greater financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our business strategies. Consequently, to successfully compete in this market and attract and retain distributors, we must ensure that our business opportunities and compensation plans are financially rewarding. We may not be able to continue to successfully compete in this market for distributors, which would ultimately, affect our business operations.

If the industry in which we operate, our business or our products are subject to adverse publicity, our business may suffer.

Betterware is very dependent upon our distributors’ and the general public’s perception of the overall integrity of our business, as well as the safety and quality of our products and similar products distributed by other companies. The number and motivation of our distributors and the acceptance by the general public of our products may be negatively affected by adverse publicity regarding:

●	the legality of network-marketing systems in general or our network-marketing system specifically;
●	the safety and quality of our products;
●	regulatory investigations of our products;
●	the actions of our distributors;
●	management of our distributors; and
●	the direct selling industry.

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

During 2021 and 2020, we encountered an increased number of non-material phishing attempts which consisted on fake e-mails requesting minor payments and/or confidential information and e-mails with malicious files successfully quarantined and contained as well as sporadic attempted attacks, minor and unsuccessful, on our infrastructure. As mentioned, none of these attempts were material nor had any major consequences for our operations or our customers. However, we cannot guarantee any future events will not affect our operations or customers. We are constantly improving and strengthening our security strategy by aligning it with Security Frameworks and Best Practices such as NIST and ISO 27000.

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

Our distributors are independent contractors and not employees. If regulatory authorities were to determine, however, that our distributors are legally our employees, BWM could have significant liability under social benefit laws.

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

BWM has outsourced product manufacturing functions to third-party contractors mainly located in China. In 2021, products supplied by Chinese manufacturers accounted for approximately 94% of BWM’s revenues.

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

During the second half of 2021 and as consequence of the COVID-19 pandemic, we faced external headwind as supply chain disruption in China, specifically due to increases in sea freight prices and the rationing of energy, has caused partial and total shutdowns of some factories. We cannot predict future events that could further disrupt our supply chain. If these events continue, our results of operations could be negatively impacted.

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

While it has eased, the COVID-19 pandemic continues to impact worldwide economic activity and continues to pose the risk that we or our employees, contractors, suppliers, customers, and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including future shutdowns that may be mandated or reinstated by governmental authorities or otherwise elected by companies as a preventive measure.  In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities.  Furthermore, its impact on the global and local economies has also adversely impacted and will likely continue to impact consumer discretionary spending

Our operations were not interrupted as a result of the COVID-19 pandemic. However, during the second half of 2021, people initiated the return to their normal lifestyles. As a result, some of the people that had joined our network during 2020, went back to their customary activities and decided to not continue selling our products, thus resulting on a higher-than-average churn rate for associates peaking at 4.6% a week (vs historical average churn rate of 2.8% a week) and a consequent mild decline in our average network of associates and distributors. This affected and will likely continue affecting our results of operations for so long as the COVID-19 pandemic continues to impact global and local economies.

Based on assumptions regarding the impact of the COVID-19 pandemic, we believe that our current financial resources, coupled with cash generation from operations, are sufficient to fund our liquidity requirements for the next 12 months, subject to a number of factors including, but not limited, to the evolution of the pandemic in the world, and more specifically its impact in our business.  Although impact of COVID-19 pandemic has eased as restrictions have been or are being lifted in most of the countries we operate, the continuing impact of COVID-19 pandemic remains uncertain and may continue to affect our operations, for so long as the health crisis and the virus impact continues, including the emergence of new strains such as the Omicron or Delta variant, of the virus arise.

Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

As of December 31, 2021, management has identified significant deficiencies which, when aggregated represent material weakness associated with the components of COSO, mainly related with the insufficient policies and procedures to review, analyze, account for and disclose significant and complex accounting matters. Additionally, we were not able to test certain information technology (“IT”) general and application controls during the entire reporting period as such controls were implemented at the last quarter of the year. We expect to finalize the implementation of IT General controls during the first half of 2022.

During 2021, the Company changed its status from an emerging growth company to an accelerated filer and, as consequence thereof, became subject to additional disclosure requirements. Therefore, the Company started the implementation of a formal internal control over financial reporting program based on a top-down risk assessment to validate the existence of controls over significant, accounts, processes, applications and IT environments. See “Disclosure Controls and Procedures—Control and Procedures.”

If we fail to establish and maintain proper and effective internal controls over financial reporting or adequately resolve our existing material weakness, our results of operations and our ability to operate our business may be harmed.

Betterware’s controlling shareholder may have interests that conflict with your interests.

As of the date of this annual report, Campalier owns approximately 53.38% of the outstanding common stock of Betterware. As the controlling shareholder, Campalier may take actions that are not in the best interests of the Company’s other shareholders. These actions may be taken in many cases even if they are opposed by the Company’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Company.

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

We may not successfully integrate JAFRA into our operations.

We consider acquisitions a useful instrument to complement our organic growth. We opportunistically explore acquiring other businesses and assets, and we have recently completed the JAFRA Acquisition.

However, we may face financial, managerial and operational challenges, including diversion of management attention and resources needed for existing operations, difficulties with integrating acquired businesses, including JAFRA, integration of different corporate cultures, increased expenses, potential dilution of our brand, assumption of unknown liabilities, potential disputes with the sellers and the need to evaluate the financial systems of and establish internal controls for acquired entities. Further, we seek out acquisitions of companies that maintain the same high quality standards that we maintain, and if we misjudge or overestimate a JAFRA’s product quality standards, we may not be able to use these products or implement the strategies that were the primary reason for the JAFRA Acquisition, which would lead to a significant loss both financially and in time spent by our teams trying to integrate the products or implement the strategy.

In addition, our ability to realize the benefits we anticipate from our acquisition activities, including the JAFRA Acquisition, including any anticipated sales growth, cost synergies and other anticipated benefits, will depend in large part upon whether we are able to integrate such businesses efficiently and effectively. Integration is an ongoing process, and we may not be able to fully integrate such businesses smoothly or successfully, and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following such activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day business operations.

There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. While we normally negotiate representation and warranties and related indemnification in relation to such acquisitions, these may not be enough to cover our exposure if a significant liability arises in connection with any acquisition agreement, including the JAFRA Acquisition. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that could adversely affect our business, financial condition and results of operations.

If we are unable to successfully integrate the operations of JAFRA, or any other acquired business, into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, results of operations and cash flow could be adversely affected.

Risks Related to Mexico

Since our operations are concentrated in Mexico, economic developments in Mexico may adversely affect our business and results of operations.

Currently, almost all of our operations are conducted, and almost all of our customers are located, in Mexico. Accordingly, our ability to raise revenues, our financial condition and results of operations are substantially dependent on the economic conditions prevailing in Mexico. As a result, our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the Mexican peso, by inflation and high interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation and high interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations and financial condition will be affected. In addition, high interest rates and economic instability could increase our costs of financing. For the years ended December 31, 2020, and 2021, GDP decreased 8.2% and increase 4.8%, respectively.

During 2019 and 2020, Mexico’s sovereign debt rating has been subject to downward revisions and negative outlooks from major rating agencies as a result of such agencies assessment of the overall financial capacity of the government of Mexico to pay its obligations and its ability to meet its financial commitments as they become due, citing among other factors, concerns with the state oil company (Petróleos Mexicanos, or “PEMEX”), and weakness in the macroeconomic outlook due to, among other things, trade tensions and political decisions. We cannot ensure that the rating agencies will not announce additional downgrades of Mexico and/or PEMEX in the future. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

In the event that the Mexican economy continues to experience a deterioration of economic conditions such as inflation, interest rate increases, downgrade of sovereign debt, among other factors, the activities, financial situation, operating results, cash flows and/or prospects of the Company, could be adversely and significantly affected.

Developments in other countries could materially affect the Mexican economy and, in turn, our business, financial condition and results of operations.

Mexico’s economy is vulnerable to global market downturns and economic slowdowns. The global economy, including Mexico’s economy, has been materially and adversely affected by a significant lack of liquidity, disruption in the credit markets, reduced business activity, rising unemployment, interest rates changes and erosion of consumer confidence during the global pandemic and its effects. This situation has had a direct adverse effect on the purchasing power of our customers in Mexico. The macroeconomic environment in which we operate is beyond our control, and the future economic environment may continue to be less favorable than in recent years. There is no assurance of a strong economic recovery or that the current economic conditions will ameliorate. The risks associated with current and potential changes in the Mexican economy are significant and could have a material adverse effect on our business and results of operations.

The market prices of securities issued by companies with Mexican operations are affected to varying degrees by the economic and market situation in other places, including the United States, China, the rest of Latin America and other countries with emerging markets. Therefore, investors’ reactions to events in any of these countries could have an adverse effect on the market price of securities issued by companies with Mexican operations. Past economic crises that have occurred in the United States, China or in countries with emerging markets could cause a decrease in the levels of interest in the securities issued by companies with Mexican operations.

In the past, the emergence of adverse economic conditions in other emerging countries has led to capital flight and, consequently, to decreases in the value of foreign investments in Mexico. The financial crisis that arose in the United States during the third quarter of 2008, unleashed a global recession that directly and indirectly affected the economy and the Mexican stock markets and caused, among other things, fluctuations in purchase prices the sale of securities issued by publicly traded companies, shortage of credit, budget cuts, economic slowdowns, volatility in exchange rates, and inflationary pressures.

Financial problems or an increase in risk related to investment in emerging economies or a perception of risk could limit foreign investment in Mexico and adversely affect the Mexican economy. Mexico has historically experienced uneven periods of economic growth and the economy as a whole has recently been adversely affected by the current global recession. There can be no assurance that the overall business environment in which we operate will improve and we cannot predict the impact any future economic downturn could have on our results of operations and financial condition. However, consumer demand generally decreases during economic downturns, which will negatively affect our business and results of operations.

The political situation in Mexico could negatively affect our operating results.

Mexican political events may significantly affect our business operations. As of this date, the president’s political party and its allies hold a majority in the Chamber of Deputies and the Senate and a strong influence in various local legislatures. The federal administration has significant power to implement substantial changes in law, policy and regulations in Mexico, including Constitutional reforms, which could negatively affect our business, results of operations, financial condition and prospects. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition and prospects.

As of this date and after the mid-term elections held on June 6, 2021, the political party Movimiento Regeneración Nacional (National Regeneration Movement, or “Morena”) lost the absolute majority in the Cámara de Diputados (Chamber of Deputies) that it had held since 2018. However, Morena continues to hold the most seats relative to any other political party. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations.

The Mexican federal government has made significant changes to policies and regulations and may continue to do so in the future. For instance, the Mexican federal government drastically cut spending for the 2019 budget and it may cut spending in the future which may adversely affect economic growth. On July 2, 2019, the new Mexican Federal Republican Austerity Law (Ley Federal de Austeridad Republicana) was approved by the Mexican Senate. Federal government actions, such as those implemented to control inflation, federal spending cuts and other regulations and policies may include, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime.

We cannot predict the impact that economic, social and political instability in or affecting Mexico could adversely affect our business, financial condition and results of operations, as well as market conditions and prices of our securities. These and other future developments, over which we have no control, in the Mexican economic, political or social environment may cause disruptions to our business operations and decreases in our sales and net income

Currency exchange rate fluctuations, particularly with respect to the US dollar/Mexican peso exchange rate, could lower margins.

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

Given Betterware’s inability to predict the degree of exchange rate fluctuations, it cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, it cannot be certain that these contracts or any other hedging activity will effectively reduce exchange rate exposure. In particular, BWM currently employs a hedging strategy comprised of forwards U.S. dollar–Mexican peso derivatives that are designed to protect us against devaluations of the Mexican peso. The hedging contracts cover 100% of the product needs until October 2022. In addition, We generally purchase our hedging instruments on a rolling twelve-month basis; instruments protecting it to the same or a similar extent may not be available in the future on reasonable terms. Unprotected declines in the value of the Mexican peso against the U.S. dollar will adversely affect our ability to pay our dollar-denominated expenses, including our supplier obligations.

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

The U.S. economy heavily influences the Mexican economy, and therefore, the deterioration of the United States’ economy, the termination of the United States-Mexico-Canada trade agreement (“USMCA)”, claims thereunder or other related events may impact the economy of Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”), and, subsequently, the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. On an annual basis, as of 2020, close to 81% of Mexico’s total exports are purchased by the United States, the single country with the highest share of trade with Mexico. Due to its recent entry into force, it is currently unclear what the results of the USMCA and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could significantly adversely affect our business, financial performance and results of operations.

Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States, Mexico and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the

Mexican economy. These economic and political consequences could adversely affect our business, operating results and financial condition.

We cannot make assurances that any events in the United States or elsewhere will not materially and adversely affect us.

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

Historically, inflation in Mexico has led to higher interest rates, depreciation of the Mexican peso and the imposition of substantial government controls over exchange rates and prices. The annual rate of inflation for the last three years, as measured by changes in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor), as provided by INEGI and as published by Banco de México, was 2.8% in 2019, 3.2% in 2020 and 7.4% in 2021. If Mexico experiences high levels of inflation as it has in the past, these might adversely affect our operations and financial performance. For example, during 2021, due to inflation effects, our business was impacted by a sluggish consumer in Mexico and by external factors related to cost pressures and supply chain disruptions prevailing globally.

In addition, increased inflation would raise our cost of funding, which we may not be able to fully pass on to our customers, given that doing so could adversely affect our business. Our financial condition and profitability may be adversely affected by the level of, and fluctuations in, interest rates, which affect our ability to earn a spread between the interest received on our loans or the rentals and fees charged on our leases and the cost of our funding. Although we have taken measures to minimize the potential impact of inflation by ensuring that the majority of our liabilities have fixed interest rates, if the rate of inflation increases or becomes uncertain and unpredictable, our business, financial condition and results of operations could be adversely affected

Security violence risks in Mexico could increase, and this could adversely affect our results.

Mexico is currently experiencing high levels of violence and crime due to, among others, the activities of organized crime. Despite the measures adopted by the Mexican government efforts, organized crime (especially drug-related crime) continues to exist and operate in Mexico. These activities, their possible escalation and the violence associated with them have had and may have a negative impact on the Mexican economy or on our operations in the future. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and might negatively impact business continuity.

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

Betterware is a company incorporated in Mexico. All our directors and executive officers are non-residents of the U.S. You may be unable to effect service of process within the U.S. on Betterware, its directors and executive officers. In addition, as all of our assets and substantially all of the assets of our directors and executive officers are located outside of the U.S., you may be unable to enforce against BWM and our directors and executive officers’ judgments obtained in the U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws or state securities laws. There is also doubt as to the enforceability, in original actions in Mexican courts, of liabilities including those predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions, including those predicated upon the civil liability provisions of U.S. federal securities laws. There is no bilateral treaty currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case.

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

The Tax Cuts and Jobs Act of 2017, or the TCJA, was signed into law on December 22, 2017. The TCJA changes many of the U.S. corporate and international tax provisions, and certain of the provisions are unclear. No ruling has been or will be requested from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject an investor or the Company to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each prospective investor is urged to consult a tax advisor with respect to the specific tax consequences of the acquisition, ownership and disposition of DD3’s or the Company’s securities, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

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

Environmental laws and regulations risks:

Our operations are subject to a wide range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly rigorous environmental protection standards. According to the General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y la Protección al Ambiente or LGEEPA in Spanish) in Mexico, organizations must comply with the following: (i) guarantee the human right of every person to a healthy environment for their development and well-being; (ii) the preservation, restoration and improvement of the environment; (iii) the preservation and protection of biodiversity, as well as the establishment and administration of protected natural areas; (iv) the sustainable use, preservation and, where appropriate, restoration of soil, water and other natural resources, so that they are compatible for obtaining economic benefits and the activities of society with the preservation of the ecosystems; (v) prevention and control of air, water and soil pollution, among others. The establishment of these controls and security measures exposes us to a risk of significant environmental costs and responsibilities, such as taxes, investment in equipment and technology, investment in spaces for development and well-being, fines and penalties. In addition, we are exposed to the fact that, over time, these laws and regulations may become more stringent over existing ones, which could lead to the imposition of new risks and costs resulting in a decrease in our profitability.

Since Betterware is a public company in Mexico and the United States of America, in addition to the laws and regulations that apply to us locally, we are required to comply with such laws and regulations in the United States and other parts of the world. It is worth to mention that, within our operations, 94% of Betterware products are imported from China, so we are bounded to comply with international environmental measures. Environmental requirements can restrict trade, that is, the member governments of the World Trade Organization (WTO), to which they belong, Mexico, the United States and China, consider that the protection of the environment and health are legitimate politic objectives. They also recognize that the measures adopted to achieve these objectives may restrict exports, which could lead to increased transportation and import costs for the products we sell to our customers. The WTO agrees that sustainable development depends on improving market access for products from developing countries. The environmental standards applied by some countries could be inadequate, causing an unjustified economic and social cost to other developing countries, by restricting exports. Small and medium-sized businesses are especially vulnerable.

ITEM 4.COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at the Company’s website at http://ri.betterware.com.mx/.

A.HISTORY AND DEVELOPMENT OF THE COMPANY

●	Founded in 1995, Betterware is a leading direct-to-costumer company in Mexico. The Company is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.
●	On July 28, 2017, Betterware entered into a merger agreement with Betterware Controladora, S.A. de C.V. (“BWC”) and Strevo Holding, S.A. de C.V. (controlling company of BWC and in turn, subsidiary of Campalier). Betterware was the surviving entity to such merger and the merged companies ceased to exist.
●	On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement with Sellers, Betterware, BLSM, pursuant to which DD3 agreed to merge with and into Betterware in a Business Combination. See “The Business Combination.”
●	In August 2019, the Group started building a distribution center which was completed in the first quarter of 2021. At the end of the years 2021, 2020 and 2019, payments related to this construction amounted to Ps.397,000, Ps.508,958 and Ps.165,000, respectively. The total investment amounted to Ps.1,070,958.
●	On March 13, 2020, the Merger with DD3 was closed and consummated.
●	On July 14, 2020, Betterware’s corporate name changed from Betterware de México, S.A.P.I. de C.V. to Betterware de México, S.A.B. de C.V.
●	On December 14, 2020, the Forteza Merger was closed and consummated.
●	On March 12, 2021, we acquired 60% of GurúComm for Ps.45,000. GurúComm is a Mobile Virtual Network Operator and communications software developer, with an enterprise value of Ps.75,000 (approximately US$3,500). On March 28, 2022, we withdrew our investment in GurúComm and cancelled the shares subscribed and paid.
●	On July 22, 2021, we acquired 70% of Innova Catálogos, S.A. de C.V., for Ps.5,000. Innova Catálogos is dedicated to the purchase and sale of clothing, footwear and accessories.

●	On August 2, 2021, Betterware’s corporate name changed from Betterware de México, S.A.B. de C.V. to Betterware de México, S.A.P.I. de C.V.

●	On August 30, 2021, we completed an offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market.
●	On January 18, 2022, we entered into an agreement to acquire 100% of JAFRA’s operations in Mexico and the United States. The transaction was consummated on April 7, 2022. See “—Presentation of Financial Information—The JAFRA Acquisition.”

B.BUSINESS OVERVIEW

Company Overview

Founded in 1995, Betterware is a leading direct-to-customer company in Mexico. BWM is focused on creating innovative products that solve specific needs regarding organization, practicality, space-saving and hygiene within the household, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, bedroom, bathroom, laundry and cleaning, other categories.

Until September 2021, BWM sold its products through nine catalogues published throughout the year (approximately six weeks outstanding each), from October 2021 and onwards, BWM sells its products through twelve catalogues published throughout the year (one per month), with an offer of approximately 340 products in average per catalogue. BWM constantly innovates introducing approximately 338 products every year, representing 11% – 18% of the products in a catalogue. All of the products are Betterware branded with unique characteristics and manufactured by +302 certified manufactures in China and México, and then delivered to BWM’s warehouses in Guadalajara, Jalisco where they process and pack the products.

Betterware sells its products through a unique two-tier sales model that is comprised of more than 50,972 Distributors and 1,063,720 Associates across Mexico, that serve + 24% Household Penetration in Mexico, and 80% of Distributors and 34% of Associates place orders every week. The Distributors and Associates are monitored tightly through an in-house developed business intelligence platform that tracks weekly performance and has a detailed mapping system of the country to identify potential areas to penetrate and increase the network.

BWM’s business model is tailored to Mexico’s unique geographic, demographic and economic dynamics, where communities are small and scattered across the country, with very low retail penetration and difficult to fulfill last mile logistics, middle-income consumers are emerging, and historic high consumer confidence was present during 2021. Additionally, the business model is resilient to economic downturns given low average sales price to consumers and also because being a Distributor or Associate represents an additional source of income for households. As a result, BWM’s operations are not subject to significant seasonal fluctuations.

Betterware has a zero last mile cost, with its Distributors and Associates delivering the products to the final consumers, which means that our state-of-the-art infrastructure allows us to safely deliver products to every part of the country in a timely manner. Our infrastructure is backed by the strategic location of our distribution center in Jalisco, Mexico.

Supported by our top-notch product innovation, business intelligence and technology units, which provide daily monitoring of key metrics and product intelligence, Betterware has shown long term sustainable double-digit growth rates in revenue and adjusted EBITDA. During the second half 2021 people returned to normally and rejoined the economically active population massively that result a decrease in the number of distributors y associates and consumption softened of the Betterware products, although we had a 41% net revenue growth in comparison with 2020 period where Betterware had triple-digit growth. However, Betterware has built a platform that management believes can grow domestically in Mexico and in other markets.

On April 7, 2022, Betterware consummated the JAFRA Acquisition. The JAFRA business will replicate Betterwares´s three principal strategic pillars: (i) Product Innovation: Strengthening JAFRA´s Skin Care category and introduction of new categories, (ii) Technology: Leverage on Betterware´s digital platforms and replicating our e-commerce model as a tool for JAFRA´s consultants to accelerate their sales and (iii) Business Intelligence: Leverage on our big data capabilities to optimize JAFRA´s product offering and rewards program.

Industry Overview

Direct selling is a retail channel used by top global brands, the market serves all types of goods and services, including healthcare, jewelry, cookware, nutritional, cosmetics, housewares, energy and insurance, among others. The direct selling channel differs from broader retail in an important way mainly due to the avenue where entrepreneurial-minded individuals can work independently to build a business with low start-up and overhead costs.

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

The main functions of the business intelligence unit are:

1.	Clear strategy development
2.	Tight Monitoring
3.	Product Intelligence

Product Development and Innovation Program

●	The Company offers a product portfolio with great depth in the home organization segment through six different categories; kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility and bedroom
●	Constant product innovation is engaged by Betterware through refreshing its catalogue content and attracting clients’ repeated purchases
●	The Company has a team focused solely in performing industry analyses and product development and monitoring backed by the data analytics unit’s commercial strategy
●	During 2021 the Company acquired multiple business that offer different products like a telephone services and equipment, clothes, shoes and skin care products.

Distributors and Associates Network & Loyalty and Reward Programs

●	Betterware has a unique two-tier sales model and one of the most robust networks with more than 50,972 Distributors and 1,063,720 Associates as of December 31, 2021.

●	The Company’s Distributors and Associates serve around 24% Household Penetration in Mexico and 80% of Distributors place orders every week.
●	The Company has a remarkable rewards program that attracts, retains, and motivates Distributors and Associates through product discounts, Betterware Points, trips, gifts and more.

Unparalleled Logistics and Supply Chain Platform

All of Betterware’s products are manufactured by more than 302 third party factories certified under the Company’s quality standards.

Growth Strategies

●	The Company’s warehousing practices includes a 108-day service level inventory.
●	Betterware distributes all products from its distribution center in Jalisco, Mexico.
●	Distributors personally deliver orders to each of its associates, thus eliminating last mile costs for the Company

Experienced Management & Meritocratic Culture

●	Betterware’s president has more than 25 years of experience in the direct-to-consumer selling sector across the Americas and a strong track record of delivering value to its shareholders with commitment to excellence
●	Top management has been with the Company six years on average
●	The company’s culture is based on the following principles
1.	Result driven management:

○Incentives based on results

○Highly professional operation and no bureaucracy

2.	Meritocratic culture:

○Culture focused on solutions, delivery, discipline and commitment

3.	Closeness to salesforce:

○Management are close and visible to Distributors and Associates

○Open office spaces for efficient flow of information and data allows fast decision making

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

●	The company offers its products through 8 different categories; including kitchen and food preservation, home solutions, bathroom, laundry and cleaning, tech and mobility and bedroom
●	Products are sold through catalogues that offer approximately 340 products in average. Each catalogue has extensive consumer reading behavior analysis to ensure that the content is distributed in the most efficient way and purchase potential is maximized
●	Constant product innovation introducing approximately 338 new products every year and development is conducted where the focus is on refreshing catalogue content and attracting repeated purchases from clients
●	The Company employs an efficient pricing strategy focused in maximizing revenue and margins and minimizing inventory losses
●	The Company has a team focused solely on performing industry analyses and monitoring backed by the data analytics unit commercial market strategy

Logistics Infrastructure and Supply Chain

Customers

●	Betterware is 100% committed to provide products to its customers that serve as everyday solutions for modern space organization. Betterware also has the objective of providing products that are accessible to anyone. With these objectives in mind, the Company’s target market is all households in Mexico.
●	Most of the Company’s end customers are adult men and women with the desire of optimizing their homes organization

Sales& Marketing

Betterware does not rely on significant traditional advertising expenditures to drive net sales since Distributors and Associates distribute its catalogues directly to customers, thus making the sales catalog design and printing an important selling expense representing 4.2% of net revenue. Some of the main advertising costs incurred by the Company include social media and transit advertising in bus lines and subways that represent 0.8% of net revenue.

Betterware establishes and maintains credibility primarily through the quality of their products, their customer service and the attractiveness of their pricing.

Research& Development

●	The Company performs constant product innovation with the objectives of refreshing its catalogue content and attracting clients’ repeated purchases
●	The Company has a team focused solely on performing industry analyses, product development and monitoring of products
●	Product development is backed by the data analytics unit’s commercial strategy

C.ORGANIZATIONAL STRUCTURE

The following diagram depicts the current organizational structure of Betterware:

D.PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located in El Arenal, Jalisco, Mexico. During August 2019, the Group started building a distribution center which was completed in the first quarter of 2021. As of December 31, 2021, 2020 and 2019, payments related to this construction amounted to Ps.397, million Ps.509, million and Ps.165, million respectively. The total investment amounted to Ps.1,071, millions of which Ps. 695, million were obtained originally from two long-term loans with disposals from 2019 to 2020. In 2021, these loans were prepaid with the resources obtained from the two-tranche sustainability bond offered in the Mexican Market through the Bolsa Mexicana de Valores.

As of the date of this annual report, the Company does not have plans to construct, expand or improve any facilities. We have not identified any environmental issues that may affect the Company's assets.

E.SUSTAINABILITY

Leadership and governance. Our sustainability efforts begin with our Chairman of the Board of Directors, who oversees, monitors and follow up on the implementation of our strategy. At the same time, sustainability efforts extend throughout the Company.

Due to the Company's commitment to social and environmental issues, in the fiscal year 2021, public resources were obtained that amounted to Ps. 1,500 million pesos through a Sustainable Bond Program to merge the environmental and social spheres within the Company's strategy.

The main objective for the issuance of sustainable bonds is the implementation of projects or the acquisition of assets that contribute to the development of a resilient economy with low greenhouse gas emissions; likewise, to develop social projects that meet one or more goals of the Sustainable Development Goals (SDG), established in the 2030 Agenda for Sustainable Development, adopted by the United Nations (UN).

The projects mentioned above will be environmental and social impact projects that:

●	Allow reducing the consumption of electricity and water.
●	Use of recyclable materials for the construction of our products.
●	Development of products and purchase of environmentally friendly packaging.
●	Development of internal tools for measuring the Company's environmental impacts.
●	Employment generation through new sources of income.
●	Support for vulnerable groups and empowerment of women.
●	Development of local suppliers.

One of the most important projects that have been carried out is the new distribution center (Campus Betterware), which also houses the headquarters of the Company. It was built to i) concentrate activities in one place; ii) have a space that promotes care for the environment and the individual well-being of the people who work in the Company and iii) favor the quality of life of the communities around the Campus.

The construction of the Campus respects the ecosystem of the place and took advantage of natural light and ventilation to reduce the environmental footprint. Likewise, we take advantage of the characteristics of the land, and we incorporated local flora species of the place into the outdoor recreation areas.

Regarding the environmental practices that were implemented in the construction of the Campus, there are:

●	Around 90% of the materials used for the construction of the Campus were recyclable materials such as glass and aluminum.
●	Installation of LED lighting throughout the Campus.
●	Insulating materials were used to prevent the walls of the buildings from raising their temperatures, avoiding the excessive use of air conditioners.
●	Use materials from the zone to develop the campus streets.
●	Installation of drip irrigation systems to take care of the local vegetation.
●	Installation of a nursery to care for endemic trees and plants.

As of December 31, 2021, the investment of the new Campus amounted Ps. 1,071 million pesos.

Quality of Life and Well-being. The Company seeks to have a progressive impact through its innovative solutions, our ability to operate as a responsible business is fundamental to our business model. This allows us to understand the relevant problems of our stakeholders, map social impacts and identify risks and opportunities to create shared value for ourselves and society. Due to the contingency of COVID-19 and the macroeconomic environment, the Company's business model allowed affected people or vulnerable groups to obtain an income or second income.

The Company will seek to ensure the full and effective participation of women and equal leadership opportunities at all decision-making levels of economic life. Likewise, we will seek to improve the use of information technologies to promote the empowerment of women. In line with the above, we will seek to increase or maintain the number of at least 20% the number of women in 2025 within the sales force compared to 2020. As of December 31, 2021, and 2020, the percentage of women in the sales force represents 70% and 68%, respectively. As well, we will seek to maintain at least 40% of women in the permanent labor force. As of December 31, 2021, and 2020, the percentage of women in the permanent workforce was 41% and 43%, respectively.

In this regard, women occupy key positions within the Company, including chief financial officer, human talent director, quality and development director, credit and collection director, international commercial director, national sales director, as well as a high number of managers from the different areas of the Company.

Additionally, we established a goal of including two women on the Board of Directors by 2025.

The Company aims to protect labor rights and promote a safe and secure work environment for all workers through an increase in the number of workers using Campus Betterware amenities, including a hair salon, infirmary, coffee shop, library, training room, basketball and soccer fields, a gym, laundry, and a meditation garden.

For all the amenities previously mentioned, on December 14, 2021, Betterware received a Fitwell certification for the “Campus Betterware” project, which was designed to promote the health and well-being of its occupants.

Environmental management. We believe that achieving excellence in environmental practices benefits sustainable growth, so we are committed contributing to the mitigation of climate change and its consequences.

As a result of the aforementioned, the Company will seek to support the reduction of the number of deaths and illnesses caused by dangerous chemical products and by the contamination of water, air, and soil. This is through the increase in the sale of ECO products within our portfolio. Additionally, it will be sought that other products used for packaging have environmental certification. The incremental costs of these campaigns are in the process of being quantified.

Likewise, the Company will seek to considerably increase the proportion of renewable energy through the installation of at least 30% of solar panels over the current contracted capacity and with this seek annual savings of 35,000 kWh. Additionally, it is expected to save 5,900 liters of water per day as a result of the use of water-saving furniture.

The Company set a goal of increasing sales of ECO products by 20% by 2022 compared to 2020. While, in packaging materials, the Company aims to maintain 100% of the Company's suppliers with certificates in environmental matters. It should be noted that, at the end of April 2021, 100% of the suppliers of boxes used for orders had the "Monarch Butterfly" certification, which establishes the minimum content of recycled fiber for the manufacture of paper that varies between 50 % and 80%.

Similarly, the Company delivers twice a year an endowment of ecological bags to all its distributors according to their registered associates. The idea of these reusable ecological bags is to replace the distribution of their catalog products using disposable plastic bags, causing less environmental impact.

Human capital. Our employees are an important part of our competitive advantage and the reason for our success. We seek to offer programs, benefits, and a work environment that is designed to attract and retain talented employees. Our approach to performance management is to employ the right people to do the right job to achieve our strategy; enable a culture of high performance in a safe and ethical workplace and develop the capabilities of our employees to face challenges and seek excellence.

As we transform and look to expand, one of our main goals is to develop people with the potential to fill key leadership positions, enriching their experience and capabilities to make them successful in even more challenging roles. Through this process, we strive to strengthen our employees' commitment to us by helping them meet their career development expectations and preparing them to play a key role as they face critical challenges in their career development.

We seek to foster a dynamic, high-performance environment in which open dialogue is encouraged and rewarded. In addition to competitive compensation, 100% of our employees receives minor medical insurance benefits and 39% have major medical and life insurance benefits above local regulations.

In addition, the Company conducts a survey on the experience of employees (Workplace Climate Survey) that helps us to understand better, from the perspective of our employees, which organizational, digital, physical, and interpersonal elements of our company need to be reinforced or developed to offer a positive work experience to our employees. In 2021, 83% of our employees participated in the Company’s anonymous survey, from which arise an employee recognition campaign, an ongoing training campaign, an internal job growth campaign, labor flexibility campaign, and the implementation of a greater number of channels of communication for the employees with the administration and between all the areas of the Company.

Interest groups. We value our: (i) employees, having plans and other resources that we believe provide a good workplace that helps them develop skills, experience, and a strong sense of purpose; (ii) customers tailoring our solutions to meet their needs while making it easy for them to work with us and providing better performance and reliability; (iii) shareholders focusing on plans designed to maximize revenues, reduce costs, optimize assets and reduce risks; and (iv) community and suppliers serving as an engine of economic growth, building more capable, inclusive and resilient communities and striving to reduce local impacts on waste, to conserve biodiversity.

Business model. We focus on operating in the most efficient way and creating the greatest value possible, by leveraging our knowledge to establish best practices towards our customers, employees, and environment. Our operating model consists, among other things, of: (i) working with local networks to sale our products; (ii) provide ultimate customer support features and technology; (iii) obtain resources to invest in sustainable activities; and (vi) maintain efficient governance controls.

Some of the strategies that the Company is carrying out are the following:

●	In 2021, we made a sustainable long-term debt bonds issue to refinance the construction of the Betterware Campus, as well as to finance projects with social impact and empowerment for women.
●	The sale of ECO products is being promoted so that their participation in sales within the catalog become greater.
●	100% of Betterware suppliers are “Monarch Butterfly” certified.
●	Continuous work is being done on diversification in key positions in the Company to maintain gender equality.

ITEM 4A.UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.Operating Results

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

During 2021, BWM’s revenue was driven by the increase in volume of products sold and the general increase in the price of its products. Factors that impact unit pricing and sales volume include promotional campaigns, marketing campaigns, the Company’s business intelligence unit, increase in variable costs, and macroeconomic factors.

BWM reports net revenue, which represents its gross revenue less sales discounts, adjustments and allowances, also the Company has a deferred revenue due to undelivered performance obligations related to the promotional points. Revenue is recognized using in a five-step model:

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

Cost of Sales

Cost of sales consists of the purchase of finished goods, air and maritime freight costs, land freight costs, customs costs, provisions for defective inventory, among others. The cost of finished goods, air, maritime and land freight costs represent the majority of BWM total costs of goods sold.

Selling Expenses

Selling expenses include all costs related to the sale of products, such as printing and design of sales catalog, packing material costs, events, marketing and advertising, a part of promotional points products expenses, and employee salaries related with sales, among others. Costs related to sales catalog and rewards program products account for most of the weight of total selling expenses.

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

Distribution Expenses

Distribution expenses include the cost to carry the products from the distribution center to the distributors. Financing Income (Cost)

Financing income/costs consists primarily of: (i) interest expense and charges in connection with financings, (ii) income derived from investments of excess cash, (iii) loss/gains from foreign exchange changes, and (iv) loss /gains in valuation of derivative financial instruments (including the fair value effects of the warrants in 2020).

Income Taxes

The Company is subject to a 30% Income Tax rate provided by the Mexican Income Tax Law, and 25% Income Tax rate by the Guatemala Income Tax Law.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the, Mexican Peso against the U.S. dollar See “—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

Results of Operations — 2021 Period compared with the 2020 Period

All amounts discussed are in thousands of Mexican pesos unless otherwise noted

Net Revenue

	December 31,		January 03,
	2021		2021
Net Revenue	Ps.	10,039,668	7,260,408

Net revenue increased by 38.3%, or MX$2,779,260, to MX$10,039,668 for the 2021 period compared to MX$7,260,408 for the 2020 period, primarily due to: (i) an increase in volume of units sold of 185.5 million in 2021 compared to 133.7 million in 2020 mainly as a result of certain commercial actions implemented during 2021, such as increasing the share of lower price items and offer new products in our catalogues, (ii) focus on retention and recruitment of distributors and associates and improving in-person interaction with them, and (iii) since the second half of 2021, we applied a general increase of 12% in the price of our products.

Cost of Sales

	December 31,		January 03,
	2021		2021
Cost of Sales	Ps.	4,399,164	3,290,994

Cost of sales increased 33.7%, or MX$1,108,170, to MX$4,399,164 for the 2021 period compared to MX$3,290,994 for the 2020 period as a result of increased revenue, resulting in a gross profit of MX$5,640,504 for the 2021 period compared to MX$3,969,414 for the 2020 period. As a percentage of net revenue, cost of sales was 43.8% for the 2021 period and 45.3% for the 2020 period. The decrease of cost of sales as a percentage of net revenues was primarily because in the second half of 2021, we applied a general price increase of 12% to our products to offset the impact of the increase in air and sea freight costs to meet the demand.

Administrative Expenses

	December 31,		January 03,
	2021		2021
Administrative Expenses	Ps.	1,247,436	664,677

Administrative expenses increased 87.7%, or MX$582,759, to MX$1,247,436 for the 2021 period compared to MX$664,677 for the 2020 period primarily due to increases in wages paid to employees, fees paid of software as a services license, a one-time consulting corporate services fee payment, and the increase in depreciation primarily from the new office center business of the Company on Jalisco, Mexico. As a percentage of net revenues, these expenses represented 12.4% and 9.2% for the 2021 and 2020 periods, respectively.

Administrative expenses by department are as follows:

	December 31,	January 03,
	2021	2021	Var. $	Var.%
Operations	849,271	406,856	442,415	108.7%
Finance	115,405	94,886	20,519	21.6%
IT	89,007	45,355	43,652	96.2%
Depreciation	82,122	43,612	38,510	88.3%
Marketing	38,099	24,936	13,163	52.8%
Quality	26,716	25,383	1,333	5.3%
Others	46,816	23,649	23,167	98.0%
Total	1,247,436	664,677	582,759	87.7%

Selling Expenses

	December 31,		January 03,
	2021		2021
Selling Expenses	Ps.	1,264,581	853,355

Selling expenses increased 48.2%, or MX$411,226, to MX$1,264,581 for the 2021 period compared to MX$853,355 for the 2020 period, primarily due to an increase in our rewards program, expenses incurred in printing a higher volume of sales catalogues in order to satisfy demand from Distributors and Associates and packing materials. At the same time, the sales bonuses and wages decreased because of the reduction in the number of sales managers within the Company. The Company’s selling expenses were 12.6% of net revenue for the 2021 period compared to 11.8% of net revenue for the 2020 period. This increase was in proportion of the increase in sales during 2021. The selling expenses major line items include:

	December 31,	January 03,
	2021	2021	Var. $	Var. %
Rewards Program	502,976	172,177	330,799	192.1%
Sales Catalogue	425,477	247,250	178,227	72.1%
Sales Bonuses and Wages	105,520	288,658	(183,138)	(63.4)%
Events and Conventions	29,939	19,237	10,702	55.6%
Others	200,669	126,033	74,636	59.2%
Total	1,264,581	853,355	411,226	48.2%

Distribution Expenses

	December 31,		January 03,
	2021		2021
Distribution Expenses	Ps.	463,779	331,023

Distribution expenses increased 40.1%, or MX$132,756 to MX$463,779 for the 2021 period compared to MX$331,023 for the 2020 period. This increase relates to the fact that distribution expenses are driven primarily by sales volume, which increased 38.3% for the 2021 period, compared to the 2020 period.

Financing Income (Cost)

	December 31,		January 03,
	2021		2021
Financing Income (Cost)
Interest Expense (1)	Ps.	(75,818)	(80,253)
Interest Income		25,872	10,930
Unrealized gain (loss) in Valuation of Financial Derivative Instruments (2)		330,315	(287,985)
Changes in fair value of warrants (3)		—	(851,520)
Foreign Exchange Loss, Net (4)		(319,739)	(30,402)
Financing Cost, Net		(39,370)	(1,239,230)
(1)	Interest expenses decreased 5.5% or MX$4,435 in 2021 as compared to 2020, due to prepayment of loans in August 2021. The variation did not represent a high percentage because in September 2021, those interest payments were compensated by the interest expenses associated with our bond issuance in Mexico (See “Indebtedness”).
(2)	In connection with the secured line of credit for up to Ps.400,000 contracted with Banamex (see —“Indebtedness—Banamex Term Loans”), and in order to mitigate the risk of future increases in interest rates, we entered into a derivatives contract with Banamex, which consists of an interest rate swap. By using this interest rate swap, we converted our variable interest rates into fixed rates. The swap and the initial secured line were fully prepaid on August 31, 2021. In addition, to reduce the risks related to fluctuations in the exchange rate of the US dollar, we use derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars. As of December 31, 2021, the Company had USD$134.1 million with an average rate of Ps. 20.66. The difference between the average exchange rate of the forward contracts and the real average exchange rate of Ps. 21.53 and Ps. 20.28 in each period represents the (loss) and gain in 2020 and 2021.
(3)	During the 2020 period, we assumed the obligation associated with outstanding warrants upon the Merger with DD3. Changes in the fair value of the warrant obligations, which increased during the year in direct correlation with the increase in our share price, was recognized in financing income/costs. As of December 31, 2021, we do not have outstanding warrants.
(4)	Our exposure to currency exchange rate fluctuations and how we mitigate this risk can be found in the section entitled “Risk Factors—Risks Related to Mexico” and "Currency Exchange Rate Fluctuations.” Additionally, the unrealized loss in valuation of financial derivative instruments from 2020 was converted in foreign exchange loss when forwards were paid during 2021.

Income Tax Expense

	December 31,		January 03,
	2021		2021
Current	Ps	782,901	576,834
Deferred		41,553	(34,066)
Total Income Tax Expense		824,454	542,768

Income taxes increased 51.9% or MX$281,686 to MX$824,454 for the 2021 period compared to MX$542,768 for the 2020 period due to higher pre-tax profits. The effective income tax rate is 31% in 2021 and 62% in 2020, the difference is derived from the effect of fair value of warrants for Ps. 851,520, that affects the accounting result before taxes in the year 2020.

.

RECONCILIATION OF NON-IFRS MEASURES

Non IFRS Financial Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. EBITDA is not measure required or presented in accordance with IFRS. The use of EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

We believe that these non-IFRS financial measures are useful to investors because (i) We use these measures to analyze our financial results internally and believe they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate our EBITDA and provide more tools for their analysis as it makes our result comparable to industry peers that also prepare these measures.

Betterware’s EBITDA reconciliation

In thousands of Mexican Pesos	December 31, 2021		January 03, 2021	December 31, 2019
Net Income for the period	Ps.	1,800,884	338,361	472,142
Add: Total Income Taxes		824,454	542,768	232,692
Add: Financing Cost, net		39,370	1,239,230	107,411
Add: Depreciation and Amortization		82,122	43,688	38,394
EBITDA	Ps.	2,746,830	2,164,047	850,639

Capital Expenditures

Our capital expenditures were mainly related to the construction of our new headquarters and distribution center in Jalisco, Mexico. Our capital expenditures for the 2021, 2020 and 2019 periods amounted to MX$397,000 MX$508,958 and MX$165,000, respectively. The total investment amounted to MX$1,070,958.

Results of Operations — 2020 Period compared with the 2019 Period

The results of operations comparison between the 2020 Period and the 2019 Period has been omitted from this annual report, but may be found in “Operating and Financial Review and Prospects” of our Form 20-F filed with the SEC on April 19, 2021.

B.LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity is from cash flow generated from operations (sales of home organization products). Variation in sales of our products directly affect funds availability. We have historically met our short- and long-term working capital and capital expenditures requirements, including funding for expansion of operations, through net cash flow provided by operating activities. We have an efficient and high cash conversion cycle, which consists of recovering cash from customers between 14 to 28 days, with the purpose of paying our suppliers in average 120 days. Additionally, our capex requirements (besides our new distribution center) are mainly related to investment in technology. Due to these low capital requirements and negative working capital cycle, we have high cash conversion rate enabling us to annually distribute dividends to our shareholders.

In order to maintain sufficient liquidity, the Company maintains a minimum cash and cash equivalent monthly balance of Ps.200,000 in order to cover its Selling, General and Administrative expenses. For the 2021 period, cash and cash equivalents of the Company was Ps.1,175,198, above its minimum internal policy. It was an extraordinary situation because the Company had Ps. 513,993 cash from the two tranches bonus issued on August 30, 2021, which was going to be used for sustainability purposes (see below).

Since 94% of our products sold are imported in dollars, to reduce the risk related to fluctuations in exchange rates, we use derivative financial instruments as “forwards” to moderate the exchange risks resulting from future inventory and purchases in dollars. In short-term the hedging forwards contracts cover 100% of the product needs until October 2022.

On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500 million, with maturities across 4 and 7 years, offered in the Mexican Market, with the objective of financing initiatives with positive environmental and social impacts. On August 31, 2021, an amount proceeds received from the offering, were used to prepay the long-term debt with Banamex and BBVA (See “Indebtedness”). As of the date of this annual report, we maintain current interest payments of the bonds.

In 2021, we acquired Innova Catálogos, which offers products like clothes, shoes, among others, also in April 2022, we acquired the 100% of JAFRA, which is a leading in sales of Beauty and Personal Care industry. In the long-term, we pretend to complement our liquidity needs through the operations of our subsidiaries (See “History and Development of the Company”).

Cash Flows

2021 Period compared with the 2020 Period

Cash Flows from Operating Activities

Cash flow provided by operating activities was MX$1,465,597 and MX$1,822,256 for the 2021 and 2020 periods, respectively. The cash flow from operations decreased primarily due to investment in working capital of MX$331,314 due to deacceleration in sales of 2021 compared to 2020. When the Company is growing does not need to invest in working capital because it is financed by the days payable to suppliers (sales are higher, cash collection from sales is shorter than payments to suppliers). Inventory management increased from 90 days during the 2020 period, to 108 during the 2021 period, Days of Payables increased from 145 during the 2020 period to 169 during the 2021 period, and Days of Receivables increased from 25 during the 2020 period to 28 during the 2021 period.

Cash Flows from Investing Activities

Cash flows used in investing activities was MX$320,378 and MX$631,401 for the 2021 and 2020 periods, respectively. Cash flows used in investing activities include investment in technological platform, product innovation, equipment, and property. The decrease in investing activities was mainly due to the decrease on payments made with respect to the construction of our distribution center in Jalisco when compared to the 2020 period. See “Property, Plants and Equipment.”

Cash Flows from Financing Activities

Cash flows used in financing activities was MX$619,841 and MX$754,732 for the 2021 and 2020 periods, respectively. For the 2021 period, we made repayments in the aggregate amount of MX$626,554 under our long-term financing agreements, as follows: (i) MX$561,833 was paid to Banamex, and (ii) MX$64,721 was paid to BBVA. Also, we made a repayment in the aggregate amount of MX$20,162 under its short-term financing agreements, as follows: (i) MX$20,000 was paid to HSBC (ii) MX$162 was paid to certain of our subsidiaries under different financial agreements. Additionally, on August 30, 2021, we completed the issuance of a two-tranche sustainability bond for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market. With the proceeds of such offering, we repaid and cancelled the loans with Banamex and BBVA. For the 2021 and 2020 periods, we paid dividends in the amounts of MX$1,400,000 and MX$830,000, respectively. For the 2021 period, we paid interests for MX$49,123, a 59.5% decrease compared to MX$121,297 paid for the 2020 period, mainly due to the loans repayment of such Banamex and BBVA loans on August 31, 2021.

2020 Period and 2019 Period

A cash flow comparison between the 2020 Period and the 2019 Period has been omitted from this annual report but may be found in “Operating and Financial Review and Prospects” of our Form 20-F filed with the SEC on April 19, 2021.

Indebtedness

Long term debt- Offering of bonds

On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market. The first offer of sustainability bonds for

Ps.500,000 started paying interest at 5.15% plus 0.40bps for the first month and for subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by BANXICO plus 0.40bps and the second offer of Ps.1,000,000 will pay interest semi-annually at fixed rate of 8.35% during the sustainability bond term.

On August 31, 2021, we used fund received from such bond offering to make payments under certain of our long-term debt in the total amount of Ps.588,300, as follows: (i) Ps.521,449 were paid to the secured credit line with Banamex, plus an additional Ps.18,172 to cancel the SWAP linked to that secured credit line, and (ii) Ps.48,679 was paid to the credit line with BBVA. The rest of the funds received from the bond offering were used for general corporate purposes, including additional investments in our office’s campus and other initiatives with positive environmental and social impacts.

Banamex Term Loans

Banamex- Secured credit line

●	On December 18, 2018, Betterware, as borrower, and BLSM, as guarantor, entered into a secured credit line agreement with Banco Nacional de México, S.A., Integrante de Grupo Financiero Banamex for an aggregate principal amount of Ps.400,000 to build the new business offices campus. The credit line is secured by (i) a first priority mortgage over a 49,756.47 m2 property located in Jalisco, Mexico owned by BWM and (ii) a bond (fianza) granted by BLSM. On January 30, 2020, we renegotiated the interest rate under this the secured credit line, to change from the TIIE rate plus 317 basis points to the TIIE rate plus 260 basis points. In addition, withdrawals from this credit line were extended to August 2020 and were payable on a quarterly basis from September 2020 up to December 18, 2025. This loan was fully paid and cancelled on August 31, 2021.

●	On July 30, 2020, a total amount of Ps.195,000 was withdrawn from a credit line signed on June 3, 2020, with Banamex. This loan accrued interest at the TIIE rate plus 295 basis points maturing on December 30, 2025. This loan was liquidated on August 31, 2021.

●	During the first seven months of 2021, we made payments to secured credit line with Banamex, for Ps.46,167, and as of August 31, 2021, the secured credit line was prepaid for Ps.521,449, including interest.

Banamex- Unsecured credit line

●	We have an unsecured credit line with Banamex for up to Ps.100,000, which accrued interest at the TIIE plus 285 basis points. As of December 31, 2021, Betterware has not used this unsecured credit line.

BBVA-Credit line

●	On September 20, 2020, we entered into a credit line with BBVA for up to Ps.75,000 bearing interest at 7.5%, payable monthly. The credit line had racks in our distribution center located in Jalisco pledged as collateral for an amount of Ps.80,901. This credit line was liquidated on August 31, 2021.

●	During the first seven months of 2021, we made payments to credit line with BBVA, for Ps.16,325 and as of August 31, 2021, this credit line was liquidated for Ps.48,679, including interest.

HSBC- Credit line

●	On March 10, 2020, we entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps.50,000. BLSM is jointly liable for this credit. On May 4, 2020, we entered into a first amendment pursuant to which the amount of the credit line was increased to Ps.150,000. The credit line is set to mature on March 10, 2022, and it bears interest at the TIIE rate plus 350 basis points. During 2021 and 2020, we utilized Ps.20,000 and Ps.115,000, respectively. As of the date of this annual report, the entire amounts have been repaid.

COVID-19 Virus Impact

As a result of the coronavirus (COVID-19) outbreak and its global spread to a large number of countries, the World Health Organization classified the viral outbreak as a pandemic on March 11, 2020. See Risk Factors—The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on the retail industry and in our results of operations.”

Our operations since beginning of the COVID-19 pandemic, were not interrupted, due to our product lines include hygiene and cleaning solutions, qualified as an essential activity in Mexico.

During the second half of 2021, people initiated the return to their normal lifestyles, leaving behind the worst months of the pandemic. As result, some of the people that had joined our network during 2020, went back to their old jobs activities and decided not to continue working with us. This resulted on higher-than-average churn rate for associates peaking at 4.6% weekly (vs historical average church rate of 2.8% weekly) and a consequent mild decline in our average network of Associates and Distributors.

Also, our business was negatively impacted by externals shocks principally due to worldwide supply chain disruptions that affected our business, such as: (i) shortage of sea freight containers led to increase our air freight expenses, (ii) stricter than expected energy restrains in China impacted our fulfillment capacity, and (iii) sea freight costs continued at abnormally high levels. To mitigate the impact, we started to adjust our commercial strategies with the objective of increasing our net revenue, EBITDA -and free cash flow (See the commercial strategies described in the “TREND INFORMATION” section).

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development efforts consist of constant product innovation with the objectives of refreshing our catalogue content and attracting clients’ repeated purchases and data analytics unit technology in order to improve product development processes. For further details, see “Item 4.B. Information on the Company-Business Overview-Research and Development.”

D.TREND INFORMATION

Summary of trend information:

●	Commercial Strategies to incentive sales, increase net revenues and EBITDA in 2021 after COVID-19 pandemic impact:

To mitigate COVID-19 pandemic´s impact, we started to adjust our commercial strategies with the objective of increasing our net revenue, EBITDA and free cash flow. Some of the actions implemented, include: (i) a general price increase of 12% in our products to offset cost pressures, (ii) an increase of lower-price items offered in our catalogues, (iii) an increase in the number of catalogues from 9 to 12 per year, providing more innovation and enhanced flexibility to adapt to new requirements of products from our customers; (iv) increase of in-person interaction with distributors and associates, (v) an increase of share of new products per catalogue, and (vi) increased focus on recruitment and retention of distributors and associates.

Also, activity from our sales force maintains constant. In 2021, 80% of distributors and 34% of associates placed orders weekly, while in 2020 and 2019, such rates were of 82% and 35% and 81% and 32%, respectively.

●	Long term debt Bond Offerings:

On August 30, 2021, we successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500 million, with maturities across 4 and 7 years, offered in the Mexican Market, with the objective of financing initiatives with positive environmental and social impacts. Among other purposes, the bond was used to cover capital expenditures incurred for the construction of the Company´s new national distribution center and headquarters of its corporate offices in Jalisco, Mexico. Such headquarter offices were built to: (i) concentrate our operations in one unique place, (ii) promote care for the environment and individuals well-being, and (iii) improve life quality of the communities around the campus (See “History and Development of the Company,” “Liquidity and Capital Resources” and “Indebtedness” sections in this annual report for more details).

●	JAFRA’s Acquisition:

On January 18, 2022, Betterware entered into the JAFRA Acquisition.

The JAFRA Acquisition has, among other, the following purposes: (i) increase diversification of our current operations by category and by geography, including a faster and more efficient way to enter the vast U.S. market, (ii) elevate JAFRA´s revenue growth and profit potential, and (iii) accelerate digital transformation of JAFRA´s by leveraging our omnichannel capabilities and capitalize on the significant e-commers opportunity and strong direct selling online market trends (See-“History and Development of the Company,” and “Liquidity and Capital Resources.”

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

E.CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Not applicable.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our officers and directors. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is Luis Enrique Williams, 549, Colonia Belenes Norte, Zapopan Jalisco, México C.P.45145.

Name	Age	Position Held
Luis Campos	69	Chairman of the Board
Andres Campos	39	Chief Executive Officer and Board Member
Diana Jones	40	Chief Financial Officer
Carlos Doormann	51	Chief Strategy
Luis Lozada	40	Chief Strategy Officer
Santiago Campos	30	Board Member
Jose de Jesus Valdez	69	Independent Board Member
Federico Clariond	48	Independent Board Member
Mauricio Morales	61	Independent Board Member
Joaquin Gandara	51	Independent Board Member
Dr. Martín M. Werner	59	Independent Board Member
Dr. Guillermo Ortiz	73	Independent Board Member
José Alberto Terán	68	Board Member
Reynaldo Vizcarra	56	Secretary

Background of Our Officers and Directors

Betterware’s board of directors is composed of the following members and a non-member Secretary:

●	Luis Campos has been in the direct to consumer business for almost 25 years. He has been chairman of Betterware de México since he bought the Company in 2001. Prior to Betterware, Mr. Campos served as Chairman of Tupperware Americas (1994 – 1999), Chairman of Sara Lee — House of Fuller Mexico (1991 – 1993), and Chairman of Hasbro Mexico (1984 – 1990). Mr. Luis Campos is an active member of the “Consejo Nacional de Comunicación”, an active member of the “Consejo Consultivo” of Banamex and he was an active member of the Direct Selling Association,

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
●	Andres Campos has been CEO of Betterware de México since 2018. Prior to becoming CEO, within the Company, Andres Campos served as Commercial Director (2014 – 2018) and Strategy and New Businesses Director (2012 – 2014). Prior to Betterware, Mr. Campos worked in Banamex Corporate Banking area (2012 – 2014) and in KPMG as an Auditor (2004 – 2005). Andres holds a bachelor’s degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Cornell University. Andres Campos is son of Luis Campos and brother of Santiago Campos.
●	Diana Jones has served as Betterware CFO since 2020. Mrs. Jones previously performed as Betterware’s Director of Comptroller (2018-2019) and Director of Finance Planning (2019-2020). Prior joining the Company, she worked as Director of External Audit in KPMG Cardenas Dosal, S.C., (2003-2018), including a term at New York City from 2008 to 2010. Mrs. Jones holds a degree in Public Accounting and Finance from the Monterrey Institute of Technology and Higher Education (ITESM), as well as an MBA with specialty in Finance from Tecmilenio University. She is also a Certified Public Accountant on behalf of the Mexican Institute of Public Accountants.
●	Carlos Doormann has a degree in Economics, graduated from the Institute Autónomo de Mexico, has an MBA in Business Administration and Yale School Of Management New Haven, Connecticut, and is currently pursuing an Executive MBA at the European Business School in Barcelona. He has a solid professional background in execution of business and finance strategies, team development, investor relations, risk management, treasury optimization, profitability models, international financial reporting standards and more, in leading companies in Mexico and USA as Grupo Alpura, Club Premier, Grupo Aeroméxico, Boehringer Ingelheim Promeco, Kraft Foods de México, among others, where he served as Director of Finance and Administration (CFO), Director of Analysis and Financial Planning and Treasury.
●	Luis Lozada joined Betterware in January 2021, as Chief Strategy Officer. Prior to joining Betterware, Mr. Lozada was an Associate Partner with Bain & Company, where he worked for almost fifteen years (2006 – 2020) advising senior executives of multi-multinational companies on a variety of management topics. Mr. Lozada’s area of expertise resides in business strategy and performance improvement, with retail and consumer-goods companies Mr. Lozada holds a bachelor’s degree in Chemical Engineering from the Monterrey Institute of Technology and Higher Education (Instituto Tecnologico y de Estudios Superiores de Monterrey – “ITESM”) and an MBA from Cornell University.
●	Santiago Campos has served as Director of Innovation and Communication at Betterware since 2018. Prior to joining Betterware, Santiago Campos served as Commercial Director at EPI Desarrollos, a Real Estate Development company, coordinating efforts between marketing, sales, finance and also taking care of administration, he was involved in achieving successful projects in a span of 2.5 years where 100% sales were accomplished before finishing construction. Santiago holds a bachelor’s degree in public accounting and finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Campos was selected to serve on Betterware’s board of directors due to his natural instinct in product innovation and household needs in BWM market target group. Santiago Campos is son of Luis Campos and brother of Andres Campos.
●	Jose de Jesus Valdez serves as CEO of Alpek since 1988. Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

●	Federico Clariond has served as CEO of Valores Aldabra, a single-family office with investments in financial services, aluminum, packaging and consumer goods companies, since 2011, and as CEO of Buro Inmobiliario Nacional, a Real Estate investment vehicle with holdings in the hospitality, industrial, office, and commercial spaces throughout Mexico, since 2015. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies ranging from the financial services, aluminum, packaging and consumer goods industries. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.
●	Mauricio Morales is a founding partner at MG Capital. Before his 21-year tenure at the firm, he worked at different financial institutions in Mexico, specializing in wealth management, with a focus on exchange-traded instruments. Mauricio hold a B.S. in Mechanical Engineering, from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mauricio participates as a board member at one private firm, and one private charity group. Mr. Morales was selected to serve on Betterware’s board of directors due to his vast experience in Mexico and USA capital markets.
●	Joaquin Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking. Mr. Gandara was selected to serve on the Company’s board of directors due to his extensive knowledge in the financial and banking field.
●	Dr. Martín M. Werner, who has served as DD3’s Chief Executive Officer and Chairman of the Board since inception, is a founding partner of DD3 Capital. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. Dr. Werner continues to serve as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), which is one of Mexico’s largest private concessionaires and operates more than 760 kilometers of toll roads and is owned by Goldman Sachs Infrastructure Partners. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s Public debt after the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion; he is also member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States; the Board of Directors of Grupo Aeroportuario Centro Norte, one of Mexico’s largest airport operators; and he is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.
●	Dr. Guillermo Ortiz has served as Chairman of BTG Pactual Latin America ex-Brazil, a leading Brazilian financial services company with operations throughout Latin America, the U.S. and Europe, since 2015. Prior to joining BTG, from 2010 to 2015, he was Chairman of the Board of Grupo Financiero Banorte-Ixe, the largest independent Mexican financial institution. Dr. Ortiz also served two consecutive six-year terms as Governor of Mexico’s Central Bank from 1998 to 2009. From 1994 to 1997, Dr. Ortiz served as Secretary of Finance and Public Credit in the Mexican Federal Government where he guided Mexico through the “Tequila” crisis and contributed to the stabilization of the Mexican economy, helping return the nation to growth in 1996. He has served on the Board of Directors of the International Monetary Fund, the World Bank and the Interamerican Development Bank. Dr. Ortiz is Chairman of the Pe Jacobsson Foundation, a member of Group of Thirty, Board of Directors of the Center for Financial Stability, Board of Directors of the Globalization and Monetary Policy Institute, Board of Directors in the Federal Reserve Bank of Dallas and Board of Directors of the China’s International Finance Forum. He is also an Officer of Zurich Insurance Group Ltd. and a Member of the Board of Directors of Wetherford International, a leading company in the oil and equipment industry, as well as of a number of Mexican companies, including Aeropuertos del Sureste, one of Mexico’s largest airport operators, Mexichem, a global leading petrochemical group, and Vitro, a leading glass manufacturer company in Mexico. Dr. Ortiz is also a member of the Quality of Life Advisory board of the Government of Mexico City. Dr. Ortiz holds a bachelor’s degree in economics from Universidad Nacional Autónoma de México (UNAM), a

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

B.COMPENSATION

For the 2021 period, we paid our top management for services in all capacities an aggregate compensation of approximately MX$38,610 and a variable aggregate compensation for bonuses of approximately MX$3,560. The amounts payable under the performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives that can be operative and financial. Overall, the total executive compensation for the 2021 period was MX$42,170.

On July 30, 2020, Betterware modified the share-based plan incentive (“Incentive Plan”) to the Chairman of the Board, certain executives and Directors (the “Incentive Plan”) which was granted on August 15, 2019. The purpose of the Incentive Plan was and continues being to provide to the Chairman of the Board, the eligible executives and Directors with the opportunity to receive share-based incentives to encourage them to contribute significantly to the growth of the Group and to align the economic interests of those individuals with those of the shareholders. The delivery of certain shares to key executives was agreed and approved by the Board of Directors. The Incentive Plan is aligned with the shareholders’ interest in terms of the management capacity to obtain operating results that potentially benefit the share price; if the established results are achieved, it will cause a gradual delivery of shares over a period of 4 to 5 years (see Note 22 of the Audited Consolidated and Combined Financial Statements). As of December 31, 2021, we have issued and delivered 731,669 shares to Campalier under the Incentive Plan.

C.BOARD PRACTICES

Board Committees

The Company’s Audit and Corporate Practices Committee has the following specifications:

Composition

●	The Audit and Corporate Practices Committee of the Company consists of three members appointed by the board itself, in accordance with the provisions of Nasdaq, the Company’s bylaws and other legal provisions, in the understanding, however, that the chairman of the Audit and Corporate Practices Committee will be elected by the General Assembly of Shareholders of the Company.

●	The members of the Audit and Corporate Practices Committee are independent as under Nasdaq requirements.
●	The Audit and Corporate Practices Committee may create one or more sub-committees, to receive support in the performance of its functions. The Audit and Corporate Practices Committee is empowered to designate and remove the members of said sub-committees and to determine their powers.
●	As of the date of this annual report, the members of the Audit and Corporate Practices Committee are:
i.	Joaquin Gandara Ruiz Esparza — Chairman — Mr. Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking.
ii.	America Taracido serves as Managing Partner at Consultores en Alta Direccion y Gestión de Empresas, S.C. and, she joined Desarrolladora de Ciudad as CFO. Mrs. Taracido served in various positions in countries such as Peru, the United States and Mexico and worked in important positions in companies such as “Ernst & Young México, Avon Cosmetics, Finanzas & CFO at Smurfit Kappa Group México”, and others. She is an active member of the Council of Americas and was a president of “Instituto Mexicano de Ejecutivos de Finanzas”. Mrs. Taracido holds a master degree in Administration in “Tecnológico Autonómo de México (ITAM)”. Since April 2020 she is part of the Audit Committee for Betterware Mexico.
iii.	Federico Clariond has served as CEO of Valores Aldabra, since 2011, and as CEO of Buro Inmobiliario Nacional. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

Sessions Frequency

●	The Audit and Corporate Practices Committee and its sub-committees meet with the necessary frequency for the performance of their duties, at the request of any of its members, the Board of Directors or its Executive President or the General Assembly of Shareholders; in the understanding that it must meet at least 4 (four) times during a calendar year.
●	The sessions of the Audit and Corporate Practices Committee and its sub-committees may be held by telephone or videoconference, with the understanding that the Secretary of the respective session must take the corresponding minutes, which must in any case be signed by the Executive President and the respective Secretary, and collect the signatures of the members who participated in the session.

Functions

●	Regarding Corporate Practices, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law, especially the provisions of section I (first) of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:
○	Provide opinions regarding transactions between related parties to the General Assembly of Shareholders and the Board of Directors.

○	Develop, recommend and review corporate governance guidelines and guidelines of the Company and its subsidiary.
○	Recommend modifications to the bylaws of the Company and its subsidiary.
○	Analyze and review all legislative, regulatory and corporate governance developments that may affect the operations of the Company, and make recommendations in this regard to the Board of Directors.
○	Prepare and propose the different manuals necessary for the corporate governance of the Company or for compliance with the applicable provisions.
○	Define the compensation and performance evaluation policies of the senior executives of the Company.
○

Use the best compensation practices to align the interests of the Shareholders and the senior executives of the Company, being able to hire any independent expert necessary for the development of this function.

○	Ensure access to market data and best corporate practices through external consultants specialized in the field.
○	Develop a plan for the succession of senior executives of the Company.
●	In matters of Audit, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law especially the provisions of section II of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:
○	Determine the need and viability of the fiscal and financial structures of the Company.
○	Comment on the financial and fiscal structure of the international expansion of the Company.
○	Comment on the financial reports, accounting policies, control and information technology systems of the Company.
○	Evaluate and recommend the external auditor of the Company.
○	Ensure the independence and efficiency of the internal and external audits of the Company.
○	Evaluate the transactions between related parties of the Company, as well as identify possible conflicts of interest derived from them.
○	Analyze the financial structure of the Company, in the short, medium and long term, including any financing and refinancing transactions.
○	Review and comment on the management of the Company’s treasury, risk and exposure to fluctuations in exchange rates and hedging instruments of the Company, whatever their nature or denomination.
○	Evaluate the processes and selection of insurance brokers, as well as the coverage and premiums of the Company’s insurance policies.

D.EMPLOYEES

The following table provides information regarding the number of our employees for the 2021, 2020 and 2019 periods, respectively:

	Number of Employees
	December 31,	January 03,	December 31,
	2021	2021	2019
Operations	977	962	296
Sales and marketing	167	148	263
Finance, administration, human resources, IT	128	184	115
Total	1,272	1,294	674

E.SHARE OWNERSHIP

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the filing date of this annual report:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;
●	each of our directors and executive officers individually; and
●	all directors and executive officers as a group.

As of the filing date of this annual report, we had 37,316,546 issued and outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address for Campalier is Av. Acueducto 6075-A, Local A, Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico.

Ordinary shares
Beneficially
Owned as of filing
date of this
annual report
Ordinary Shares
	Number	%
Five Percent or More Holders
Campalier S.A. de C.V.(1)	19,919,793	53.38%
Cede & Co.	17,396,753	46.62%
Our executive officers and directors:
Luis Campos	—	—
Andres Campos	—	—
Diana Jones	—	—
Carlos Doormann	—	—
Luis Lozada	—	—
Santiago Campos	—	—
Jose de Jesus Valdez	—	—
Federico Clariond	—	—
Mauricio Morales	—	—
Joaquin Gandara	—	—
Dr. Martín M. Werner	—	—
Dr. Guillermo Ortiz	—	—
José Alberto Terán	—	—
Reynaldo Vizcarra	—	—
All directors and executive officers as a group (fourteen individuals)	—	—
(1)	This entity is controlled by Luis Campos, our board chairman

B.RELATED PARTY TRANSACTIONS

Other than as disclosed in this annual report and the Audited Consolidated and Combined Financial Statements attached hereto and other than in the ordinary course of business, since the beginning of the Company's preceding three financial years, there have been no transactions or loans with the Company’s related parties.

C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED AND COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated and Combined Financial Statements are included in Item 18. The Audited Consolidated and Combined Financial Statements were audited by independent registered public accounting firm and are accompanied by their audit reports.

Legal Proceedings

We are not involved in or threatened by any material proceeding that we  it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on our consolidated and combined financial position, results of operations and cash flows.

On August 12, 2014, the International Inspection Administration “4” (“AFI” for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT”, for its acronym in Spanish), requested information regarding the Group´s 2010 income tax filing, which was provided at the time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”, for its acronym in Spanish) regarding this SAT review. On March 2, 2017, the SAT notified us, about certain issues on which an agreement was not reached. As a result, we filed a lawsuit for annulment before the SAT’s resolution, which is still in progress’. Based on the evaluation of the Group’s Management, tax liabilities are not expected to arise as a result of this matter. As of December 31, 2021, the maximum exposure was considered not significant.

Dividend Distribution Policy

The Company’s board of directors will consider whether or not to institute a dividend policy. As of the date of this annual report, we have not implemented a dividend policy.

B.SIGNIFICANT CHANGES

Please see Note 28 of the Audited Consolidated and Combined Financial Statements elsewhere in this annual report.

ITEM 9.THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Our ordinary shares are listed on Nasdaq under the symbol “BWMX.”

B.PLAN OF DISTRIBUTION

Not applicable.

C.MARKETS

Our ordinary shares began trading on Nasdaq under the symbol “BWMX,” in connection with our initial public offering, on March 13, 2020.

D.SELLING SHAREHOLDERS

Not applicable.

E.DILUTION

Not applicable.

F.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Shareholders’ Derivative Actions

●	The liability resulting from the breach of the duty of care or the duty of loyalty shall be exclusively in favor of the company or of the legal entity controlled by it or over which it has a significant influence and may be exercised by the company or by the stockholders who, individually or jointly, hold ordinary shares or shares with limited voting rights, restricted or without voting rights, representing 5% or more of the corporate capital in accordance with the provisions of Article 38 of the Securities Market Law.
●	The members of the board of directors shall not incur in liability for damages caused to the company or to the legal entities it controls, when a director acts in good faith.

Indemnification of Directors and Officers

●	The company shall indemnify and hold harmless the members and the secretary of the board of directors, any of the members of the company’s committees, and the relevant officers of the company, in connection with any liability arising from the performance of their duties, including any indemnification for any damage or injury, the necessary amounts to reach any settlement, and any fees and expenses incurred by such persons in connection with the above. Such indemnity shall not apply if any of such persons incurred or committed fraudulent acts, unlawful acts or omissions, or acted in bad faith.

Inspection of Books and Records

●	Members of the general public, on payment of a nominal fee, can obtain copies of the public records of the company available at the Public Registry of Commerce, which will include an extract of the company’s articles of incorporation with the initial capital stock and any increase in its fixed portion, the initial stockholders and members of the Board, as well as any merger, dissolution or liquidation provision.

●	Any person that is registered as a stockholder in the company’s stockholder registry book can inspect, with prior written notice to the company, any of the company’s books or records.

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

C.MATERIAL CONTRACTS

We do not have material contracts to disclose.

D.EXCHANGE CONTROLS

None.

E.TAXATION

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
○

a corporation (or other entity that treated as corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, or the District of Columbia.

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

Taxation of distributions

Distributions received by a U.S. Holder on ordinary shares, including the amount of any Mexican taxes withheld, generally will constitute foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Mexican taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company. Corporate U.S. Holders who own less than 10% of the share capital or voting shares of the Company will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC (defined below) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The ordinary shares are listed on Nasdaq, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Taxation upon sale or other disposition of ordinary shares

A U.S. Holder generally will recognize U.S. source capital gain or loss on the sale or other disposition of ordinary shares, which will be long-term capital gain or loss if the U.S. Holder has held such ordinary shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the ordinary shares sold or otherwise disposed of and the amount realized on the sale or other disposition. Net long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Additional tax on net investment income

An additional 3.8% federal income tax may be assessed on net investment income (including dividends, other distributions, and gain realized on the sale of ordinary shares) earned by certain U.S. Holders. This tax does not apply to U.S. Holders who hold ordinary shares in the ordinary course of certain trades or businesses.

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2021 taxable year and does not expect to be a PFIC for its 2022 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, unless the U.S. Holder makes a mark-to-market election as discussed below, gain recognized by a U.S. Holder on a sale or other disposition of an ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge at the rates generally applicable to underpayments of tax payable in those years would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of ordinary shares to the extent such distribution exceeds 125% of the average of the annual distributions on ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares.

In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ordinary shares of a PFIC as ordinary income under a mark-to-market method, provided that the ordinary shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. Nasdaq is a qualified exchange.

If a U.S. Holder makes a mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ordinary shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ordinary shares and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ordinary shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

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

F.DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

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

I.SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

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

Market risk

Our activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). We entered into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, we use derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.
●	Additionally, the Group occasionally used interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives.

	December 31,		January 03,	December 31,
	2021		2021	2019
	Long-term bond		Borrowings	Borrowings

Fair value.(1)	Ps.	1,499,867	634,992	679,188

(1) The fair value of the long term bond in 2021, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings in 2020 and 2019 periods, was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

Exchange risk management

We undertake transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

As of December 31, 2021, we do not have borrowings in foreign currency-denominated or pesos.

The carrying amounts of U.S. dollars denominated financial assets and financial liabilities at the reporting date are as follows:

	December 31,		January 03,	December 31,
	2021		2021	2019
Financial assets	US$	10,686	29,559	1,331
Financial liabilities		(35,148)	(49,570)	(16,095)
Net position	US$	(24,462)	(20,011)	(14,764)
Closing exchange rate of the year		20.5157	19.9352	18.8452

Exchange rate sensitivity analysis

We are mainly exposed to variations in the Mexican Peso / the U.S. Dollar exchange rate. For sensitivity analysis purposes, we have determined a 10% increase and decrease in Ps. currency units against the U.S. dollar (“relevant currency”). A 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated financial assets/liabilities and adjusts their translation at the year-end for a 10% change in foreign currency rates. Given that the foreign exchange currency net position results in a liability, a positive number below indicates an increase in profit where currency units strengthen 10% against the relevant currency. For a 10% weakening of currency units against the relevant currency, there would be a comparable impact on the net income, and the balances below would be negative.

	December 31,		January 03,		December 31,
	2021		2021		2019
Impact on net income	US$	50,186	US$	39,982	US$	27,823

Foreign exchange forward contracts

It is the policy of the Group to enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to six months. Basis adjustments are made to the initial carrying amounts of inventories when the anticipated purchases take place.

See Note 18 to our Audited Consolidated and Combined Financial Statements for details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract liabilities are disclosed in the line item ‘Derivative financial instruments’ within the consolidated and combined statement of financial position.

We have entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. We have entered into foreign exchange forward contracts to hedge the exchange rate risk arising from these anticipated future purchases.

Interest rate risk management

During 2020 and 2019, we were exposed to interest rate risk from borrowings at variable interest rates. We manage the risk by maintaining an appropriate balance between fixed and variable rate borrowings, and by the use of interest rate swap contracts. Hedging activities were evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies are applied.

Our exposures to interest rates on financial assets and financial liabilities are detailed in the section of liquidity risk management in our Audited Consolidated and Combined Financial Statements.

As of December 2021, we do not have any SWAP contracted.

Interest rate sensitivity analysis

The sensitivity analyses determined in 2020, were based on the exposure to interest rates on the reporting date. For floating rate liabilities, the analysis was prepared assuming the amount of the liability outstanding at the reporting date was outstanding during the year. A one per cent increase or decrease was used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been one per cent higher/lower and all other variables would have held constant, our net income as of January 3, 2021, and December 31, 2019, would decrease/increase by Ps 6,266 and Ps.1,352, respectively. This is attributable to our exposure to interest rates on its borrowings as described in Note 15 in our Audited Consolidated and Combined Financial Statements. As of December 31, 2021, the borrowings were liquidated.

Interest rate swap contracts

During the first months of 2021 and prior periods, under interest rate swap contracts, we agreed to exchange the difference between fixed and variable rate interest amounts calculated on agreed notional principal amounts. Such contracts enabled us to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps in 2020 was determined by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract and was disclosed in Note 18 in our Audited Consolidated and Combined Financial Statements. The average interest rate was based on the outstanding balances at the end of the financial period.

Credit risk management

Our exposure to credit risk is not significant as no customer represents more than 10% of sales and receivables. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy the credit references set out by us, can only carry out transactions with the Group through prepayment.

See Note 6 in our Audited Consolidated and Combined Financial Statements, for further details on trade account receivables and the expected credit loss estimate.

Collateral held as security and other credit enhancements

We do not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to us. As of December 31, 2021, our maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group, arises from the carrying amount of the respective recognized financial assets as stated in the consolidated and combined statement of financial position.

For trade receivables, we have applied the simplified approach to measure the loss allowance at lifetime ECL. We determine the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix. Our Note 6 in our Audited Consolidated and Combined Financial Statements includes further details on the loss allowance for these assets.

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

Liquidity maturity analysis

We manage our liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities and long-term debt maturities effectives in 2021, 2020 and 2019 are presented in Note 13 and 15, respectively in our Audited Consolidated and Combined Financial Statements.

We have access to financing facilities as described below. We have expected to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines and long term debt	2021		2020	2019
Amount used	Ps.	1,500,000	626,554	656,459
Amount not used		250,000	297,828	260,500
Total credit lines and long term debt	Ps.	1,750,000	924,382	916,959

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

On November 9, 2020, the Company redeemed all of its outstanding public warrants to purchase shares of the Company’s ordinary shares, no par value per share, that were issued under the Warrant Agreement, dated as of October 11, 2018 (as amended from time to time), by and between the Company (as successor of DD3 Acquisition Corp.) and Continental, as warrant agent, for a redemption price of USD$0.01 per Public Warrant. See “Related-Party Transactions–Warrants Amendment.” Also, on December 23, 2020, 239,125 private warrants were exercised on a cashless basis by their holders and exchanged for 156,505 of the Company’s shares. As of January 3, 2021, the Company or the warrant holders had redeemed all of the outstanding warrants and purchase option of units and the Company recognized a loss for the increase in the fair value of the warrants of Ps.851,520, which is recognized under the heading “Loss in valuation of warrants” in the consolidated and combined statement of profit or loss.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.DISCLOSURE CONTROLS AND PROCEDURES

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

The CEO and CFO oversee and review all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. These executives meet at regular intervals in order to review all data. Our CEO and CFO conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2021. Based on that evaluation, our CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2021, due to the existence of material weaknesses in our internal controls over financial reporting.

Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the Consolidated and Combined Financial Statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS. Additionally, the material weakness did not result in any restatements of our Consolidated and Combined Financial Statements or disclosures for any prior period.

See Exhibits 12.1 and 12.2 for the certifications required by this Item.

B.MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

During our assessment of internal control over financial reporting we have identified deficiencies, and based on their nature, we consider that certain of these deficiencies represents significant deficiencies on an individual basis. When considered in the aggregate the deficiencies rise to the level of material weaknesses due to their nature, and severity.

The material weaknesses in the Company’s internal controls include: (i) ineffective control activities to review, analyze, record and disclose financial information, including complex accounting matters, and (ii) certain control activities, including general information technology (“IT”) controls and application controls were not fully implemented or did not operate effectively for a sufficient period of time during the reporting period. We expect to finalize the implementation of additional control activities and IT General controls during the first half of 2022.

During 2021, the Company ceased to be classified as an emerging growth company (“EGC”) and its status was changed to that of large accelerated filer. Consequently, the Company was no longer eligible for an exception from compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2022, which stipulates those enterprises must establish internal controls for financial reporting and must have processes to document, test and maintain internal controls continuously. Therefore, the Company started the implementation of a formal Internal Control over Financial Reporting Program based on a top-down risk assessment to validate the existence of controls over significant, accounts, processes, applications and IT environments. Our management has worked, and continues to work, to strengthen our internal control over financial reporting, however, we have not completed all remediation efforts. Accordingly, we will continue to enhance the internal control environment and focus on the remediation of the material weaknesses described above, performing additional procedures prescribed by management, including the use of manual mitigating control procedures and employing any additional tools and resources deemed necessary to ensure that our consolidated and combined financial statements are fairly stated in all material respects.

Management conducted an evaluation of the effectiveness of Betterware’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that Betterware’s internal control over financial reporting was not effective as of December 31, 2021.

Guadalajara, Mexico

April 28, 2022

/s/	/s/
Andrés Campos, CEO	Diana Jones, CFO

C.REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Betterware de México, S.A.P.I. de C.V. and subsidiaries (collectively, the “Group”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Group and our report dated April, 28, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Assessment on Internal Control over Financial Reporting” appearing in Item 15 B. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We identified deficiencies that, when considered in the aggregate, rise to the level of material weaknesses due to their nature and severity. The following material weaknesses have been identified and included in management's assessment: (i) ineffective control activities to review, analyze, record and disclose financial information, including complex accounting matters, and (ii) certain control activities, including general information technology (“IT”) controls and application controls were not fully implemented or did not operate effectively for a sufficient period of time during the reporting period. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2021, of the Group, and this report does not affect our report on such financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/JOSE GERARDO CASTILLO MORALES

C.P.C. José Gerardo Castillo Morales

Guadalajara, Jalisco, Mexico

April 28, 2022

D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2021, we implemented certain changes in our internal control over financial reporting to begin to address our material weaknesses, which include:

●	Started the design and implementation of an Internal Control over Financial Reporting (ICFR) program, which is aligned with leading control frameworks such as COSO and COBIT.

Our ICFR program focuses on the identification, documentation, and testing of the controls intended to mitigate the risk of material financial statement misstatements and is the basis to assess the effectiveness of our ICFR as of the end of each fiscal year.

●	Documented process and controls, by which transactions are initiated, authorized, recorded, processed, corrected as necessary, transferred to the general ledger and reported in our consolidated financial statements;
●	As of December 31, of 2021, implemented most of the controls intended to mitigate risks on areas of higher risk to financial reporting. We expect to finalize the implementation of control activities during the first half of 2022.

We acknowledge that control deficiencies in our ICFR have been identified which constitute a material weakness. We will continue to work to enhance the maturity level of our implemented ICFR.

ITEM 16.Reserved

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that Joaquin Gandara Ruiz Esparza qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.CODE OF ETHICS

We have a Code of Ethics that applies to all directors, officers and employees of Betterware, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

The following table sets forth the fees for the 2021 and 2020 periods, respectively:

	For the Year Ended
	December 31,	January 03,
	2021	2021

	(in thousands of MX$)
Audit fees	6,945	8,975
Audit related fees	2,258	3,811
Other fees	2,064	1,642
Total	11,267	14,428

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Consolidated and Combined Financial Statements of the Company and the statutory financial statements of the Company and its subsidiary.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the Consolidated and Combined Financial Statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company included in the Company’s registration statements on Form F-1 and Form F-4 as well as its listing process in the Bolsa Institucional de Valores (“BIVA”, Mexican Stock Exchange) in 2020 and for the 2021 the listing process in Bolsa Mexicana de Valores (“BMV”).

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 23, 2019, we approved the appointment of Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited, as our independent registered public accountant.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.FINANCIAL STATEMENTS

(a)	Financial Statements

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.)

Audited Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm PCAOB ID 1153	F-2

Consolidated and Combined Statements of Financial Position as of December 31, 2021, and January 3, 2021	F-5

Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2021, the 53-week period ended January 3, 2021, and the year ended December 31, 2019

F-7

Consolidated and Combined Statements of Changes in Stockholders’ Equity for the year ended December 31, 2021, the 53-week period ended January 3, 2021, and the year ended December 31, 2019	F-8

Consolidated and Combined Statements of Cash Flows for the year ended December 31, 2021, the 53-week period ended January 3, 2021, and the year ended December 31, 2019	F-9

Notes to the Audited Consolidated and Combined Financial Statements	F-11

ITEM 19.EXHIBITS

(b)List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Betterware de México, S.A.P.I. de C.V.
2.1	Description of Securities
8.1	List of Subsidiaries.
11.1	English Translation of the Company’s Code of Ethics.
12.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Diana Jones, Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Diana Jones, Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	INLINE XBRL Instance Document
101.SCH	INLINE XBRL Taxonomy Extension Schema
101.CAL	INLINE XBRL Taxonomy Calculation Linkbase
101.DEF	INLINE XBRL Definition Linkbase Document
101.LAB	INLINE XBRL Taxonomy Label Linkbase
101.PRE	INLINE XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Betterware de México, S.A.P.I. de C.V.

	By:	/s/ Luis Campos
	Name:	Luis Campos
	Title:	Board Chairman
Dated: April 28, 2022

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V., subsidiary of Campalier, S.A. de C.V.) and subsidiaries

Consolidated and combined financial statements as of December 31, 2021, January 3, 2021, and December 31, 2019 and for the year ended December 31, 2021, the 53 weeks ended January 3, 2021 and the year ended December 31, 2019, and Report of Independent Registered Accounting Firm dated April 28, 2022

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated and combined financial statements as of December 31, 2021 and January 3, 2021and December 31, 2019 and for the year ended December 31, 2021, the 53 weeks ended January 3, 2021 and the year ended December 31, 2019 and Report of Independent Registered Accounting Firm

Report of Independent Registered Accounting Firm

To the Shareholders and Board of Directors of Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

(In Thousands of Mexican pesos)

Opinion on the Consolidated and Combined Financial Statements

We have audited the accompanying consolidated and combined statements of financial position of Betterware de México, S.A.P.I. de C.V. and subsidiaries (collectively, the “Group”) as of December 31, 2021, January 3, 2021 and December 31, 2019, the related consolidated and combined statements of profit and loss and other comprehensive income, changes in stockholders’ equity, and of cash flows, for the year ended December 31, 2021, the 53-week period ended January 3, 2021 and the year ended December 31, 2019, and the related notes (collectively referred to as the "consolidated and combined financial statements"). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, January 3, 2021 and December 31, 2019 and the results of its operations and its cash flows for the year ended December 31, 2021, the period ended January 3, 2021 and the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2022 expressed an adverse opinion on the Group’s internal control over financial reporting because of material weaknesses.

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Until 2020, the Group was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group´s internal control over financial reporting. Accordingly, we express no such opinion as of January 3, 2021 and December 31, 2019.

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

Basis of preparation

As discussed in Note 2.a, until 2020, Betterware’s financial year was a 52- or 53-weeks period ending on the Sunday nearest to December 31, however, due to the fact that in 2021 Betterware placed debt on the Mexican Stock Exchange, the financial period must be presented in compliance with the Mexican General Corporate Law, which must coincide with the calendar year, therefore the financial information of 2021 is presented as of December 31, 2021 and for the year then ended. The comparative financial year of 2020 and of 2019 consisted of 53 and 52 weeks ended on January 3, 2021 and December 31, 2019, respectively, which were not adjusted to calendar year because the effects of the change are not significant.

In addition, the financial statements for the financial year of 2019 have been presented on a combined basis because both entities were under common control as of such dates.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Goodwill and Brand Intangible Asset

Refer to Notes 2 o), 2 p), 4, 11 and 12 to the consolidated and combined financial statements

Critical Audit Matter Description

The Group’s evaluation of goodwill and brand intangible asset for impairment involves the comparison of their fair value to its carrying value. The Group used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to discount rates, revenue long-term growth rate and operating profit margins. Changes in these assumptions could have a significant impact on either the fair value of the cash-generating unit (CGU). The goodwill balance and brand intangible asset was $348,441 and $253,000, respectively as of December 31, 2021. Goodwill and brand intangible asset are allocated to CGU from which the fair value exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized. The Group’s discount rates, revenue long-term growth rate and operating profit margins are sensitive to changes in demand.

We identified the impairment of goodwill and brand intangible asset as a critical audit matter because of the significant estimates and assumptions management makes to estimate the fair value of the CGU and the sensitivity of the Group’s operations to changes in demand. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to discount rates, revenue long-term growth rate and operating profit margins.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rates, revenue long-term growth rate and operating profit margins used by management to estimate the fair value of the CGU included the following, among others:

•

With the assistance of our fair value specialists, we evaluated the reasonableness of the: (1) valuation methodology and (2) discount rate, through developing a range of independent estimates and comparing those to the discount rate used by management.

•	We evaluated management’s ability to accurately forecast future revenue long-term growth rate and operating profit margin by comparing actual results to management’s historical forecasts.

Account receivable (Expected Credit Loss) — Assessment of allowance for credit losses under the expected credit loss (ECL) methodology

Refer to Notes 2 g), 4 and 6 to the consolidated and combined financial statements

Critical Audit Matter Description

At December 31, 2021, accounts receivable and the allowance for credit losses were $868,218 and $90,164, respectively. The expected credit loss reserve is estimated by using the simplified approach by using a provision matrix, which is determined based on historical credit loss experience and analysis of certain factors that are specific to the debtors, adjusted as appropriate to reflect current and forecasted economic conditions in which the debtors operate.

Significant growth in recent years has caused volatility in collections. Accordingly, management has applied significant judgment in estimating expected credit losses, including the assessment of historical credit loss experience given the impact of the COVID-19 pandemic.

Given the magnitude of the qualitative factors and significant amount of judgment required by management in developing the recovery of cash flows as part of the allowance, performing audit procedures to evaluate the reasonableness of the estimated the expected credit losses, including procedures to evaluate the recovery of cash flows, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit risk specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing the allowance for credit losses included the following, among others:

•	We assessed management's ability to accurately forecast expected credit loss by comparing actual results to management's historical forecasts.
•

With the assistance of our credit risk specialists, we evaluated the reasonableness of: (1) valuation methodology (2) management's assumptions, including those used to determine the recoverability of cash flows, and (3) the expected credit losses calculation through a different model than the one used by management and compared such estimates with those determined by management.

•	We evaluated the sources of information, including historical data used in management’s models.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu Limited

/s/JOSE GERARDO CASTILLO MORALES

C.P.C. José Gerardo Castillo Morales

Guadalajara, Jalisco, Mexico

April 28, 2022

We have served as the Company's auditor since 2019.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated and combined statements of financial position

As of December 31, 2021, January 03, 2021, and December 31, 2019

(In Thousands of Mexican pesos)

		As of	As of	As of
		December 31,	January 03,	December 31,
Assets	Note	2021	2021	2019

Current assets:
Cash and cash equivalents	5	$1,175,198	$649,820	$213,697
Trade accounts receivable, net	6,20	778,054	757,806	247,087
Accounts receivable from related parties	24	24	—	610
Inventories	7	1,339,378	1,274,026	345,554
Prepaid expenses	8	69,224	94,501	53,184
Derivative financial instruments	18	28,193	—	—
Other assets	9	81,988	130,417	20,574
Total current assets		3,472,059	2,906,570	880,706

Non-current assets:
Property, plant and equipment, net	10	1,069,492	791,127	207,350
Right of use assets, net	13	17,384	24,882	23,811
Deferred income tax	16	—	17,605	5,082
Investment in subsidiaries		497	—	-
Intangible assets, net	12	369,760	319,361	310,965
Goodwill	11	371,075	348,441	348,441
Other assets	9	4,274	5,774	13,371
Total non-current assets		1,832,482	1,507,190	909,020

Total assets		$5,304,541	$4,413,760	$1,789,726

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated and combined statements of financial position

As of December 31, 2021, January 03, 2021, and December 31, 2019

(In Thousands of Mexican pesos)

		As of	As of	As of
		December 31,	January 03,	December 31,
Liabilities and stockholders’ equity	Note	2021	2021	2019

Current liabilities:
Short term debt and borrowings	15	$28,124	$105,910	$148,070
Accounts payable to suppliers	14	1,984,932	2,078,628	529,348
Accrued expenses		142,169	109,767	54,456
Provisions	17	115,192	151,008	46,689
Income tax payable	16	88,679	85,221	34,709
Value added tax payable		—	26,703	30,299
Employee profit sharing payable		55,305	7,354	5,006
Lease liability	13	6,102	7,691	14,226
Derivative financial instruments	18	—	295,115	15,555

Total current liabilities		$2,420,503	$2,867,397	$878,358

Non-current liabilities:
Statutory employee benefits	19	$2,093	$1,678	$1,630
Derivative financial instruments	18	—	25,179	16,754
Deferred income tax	16	80,907	56,959	78,501
Lease liability	13	11,778	16,687	10,358
Long term debt and borrowings	15	1,482,261	523,967	529,643

Total non-current liabilities		1,577,039	624,470	636,886

Total liabilities		3,997,542	3,491,867	1,515,244

Stockholder’s equity	21
Common stock		294,999	281,722	55,985
Share premium account		6,659	909,428	-
Retained earnings (deficit)		990,103	(268,539)	218,376
Other comprehensive income		583	(718)	121

Equity attributable to owners of the company		1,292,344	921,893	274,482

Non-controlling interest		14,655	—	—

Total stockholders’ equity		1,306,999	921,893	274,482

Total liabilities and stockholders’ equity		$5,304,541	$4,413,760	$1,789,726

(Concluded)

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated and combined statements of profit or loss and other comprehensive income

For the year ended December 31, 2021 (“2021”), the 53-week period ended January 03, 2021 (“2020”), and the year ended December 31, 2019 (“2019”)

(Thousands of Mexican pesos, except per share amounts)

	Note	2021	2020	2019

Net revenue	25	$10,039,668	$7,260,408	$3,084,662

Cost of sales	7	4,399,164	3,290,994	1,280,829

Gross profit		5,640,504	3,969,414	1,803,833

Administrative expenses	25	1,247,436	664,677	319,133
Selling expenses	25	1,264,581	853,355	551,300
Distribution expenses	25	463,779	331,023	121,155
		2,975,796	1,849,055	991,588

Operating income		2,664,708	2,120,359	812,245

Financing income (cost):
Interest expense		(75,818)	(80,253)	(85,429)
Interest income		25,872	10,930	7,028
Unrealized gain (loss) in valuation of derivative financial instruments	18	330,315	(287,985)	(15,680)
Changes in fair value of warrants		—	(851,520)	—
Foreign exchange loss, net		(319,739)	(30,402)	(13,330)
		(39,370)	(1,239,230)	(107,411)

Income before income taxes		2,625,338	881,129	704,834

Income taxes:
Current	16	782,901	576,834	229,900
Deferred	16	41,553	(34,066)	2,792
		824,454	542,768	232,692

Net income for the year		1,800,884	338,361	472,142

Net income for the year attributable to:
Owners of the Company		$1,804,590	$338,361	$472,142
Non-controlling interest		(3,706)	—	—
		$1,800,884	$338,361	$472,142

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of taxes	19	83	(839)	76

Total comprehensive income for the year		$1,800,967	$337,522	$472,218

Comprehensive income for the year attributable to:
Owners of the Company		$1,804,673	$337,522	$472,218
Non-controlling interest		(3,706)	—	—
		$1,800,967	$337,522	$472,218

Basic earnings per common share (pesos)	23	$48.81	$9.93	$15.63

Diluted earnings per common share (pesos)	23	$48.33	$9.84	$15.63

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated and combined statements of changes in stockholders’ equity

For the year ended December 31, 2021 (“2021”), the 53-week period ended January 03, 2021 (“2020”), and the year ended December 31, 2019 (“2019”)

(Thousands of Mexican pesos)

			Share	Retained	Other	Non-	Total
		Common	premium	earnings	comprehensive	Controlling	stockholders’
	Note	stock	account	(deficit)	income	interest	equity
Balance as of January 01, 2019		$55,985	$—	$24,234	$45	$—	$80,264
Dividends paid	21	—	—	(278,000)	—	—	(278,000)
Total comprehensive income for the year		—	—	472,142	76	—	472,218
Balance as of December 31, 2019		55,985	—	218,376	121	—	274,482
Capital increase	21	225,737	909,428	—	—	—	1,135,165
Effects of merger with related party	21	—	—	4,724	—	—	4,724
Dividends paid	21	—	—	(830,000)	—	—	(830,000)
Total comprehensive income for the year		—	—	338,361	(839)	—	337,522
Balance as of January 03, 2021		281,722	909,428	(268,539)	(718)	—	921,893
Accounting effects for changing reporting period		—	—	(22,466)	—	—	(22,466)
Balance as of December 31, 2020		$281,722	$909,428	$(291,005)	$(718)	$—	$899,427
Reclassification of share premium to retained earnings	21	—	(876,518)	876,518	—	—	—
Others		13,277	(26,251)	—	1,218	—	(11,756)
Dividends paid	21	—	—	(1,400,000)	—	—	(1,400,000)
Effect of acquisition of subsidiaries		—	—	—	—	18,361	18,361
Total comprehensive income for the year		—	—	1,804,590	83	(3,706)	1,800,967
Balance as of December 31, 2021		$294,999	$6,659	$990,103	$583	$14,655	$1,306,999

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated and combined statements of cash flows

For the year ended December 31, 2021 (“2021”), the 53-week period ended January 03, 2021 (“2020”), and the year ended December 31, 2019 (“2019”)

(Thousands of Mexican pesos)

	2021	2020	2019

Operating activities:
Net income for the year	$1,800,884	$338,361	$472,142
Adjustments for:
Income tax expense	824,454	542,768	232,692
Depreciation and amortization	82,122	43,688	38,394
Accounting effects for changing reporting period	(22,466)	—	—
Interest expense	75,818	80,253	85,429
Interest income	(25,872)	(10,930)	(7,028)
(Gain) loss on disposal of non-current assets	(478)	9,216	—
Share-based payment expense	—	32,910	—
Others	(12,974)	—	—
Changes in fair value of warrants	—	851,520	—
Unrealized gain (loss) in valuation of derivative financial instruments	(330,315)	287,985	15,680
	2,391,173	2,175,771	837,309
(Increase) decrease in:
Trade accounts receivable	(19,720)	(510,719)	(48,311)
Trade accounts receivable from related parties	(24)	610	(610)
Inventory	(64,312)	(928,472)	(43,348)
Prepaid expenses and other assets	31,184	(95,532)	(40,263)
Increase (decrease) in:
Accounts payable to suppliers and accrued expenses	(81,882)	1,604,591	101,857
Provisions	(35,843)	104,319	7,703
Value-added tax payable	(26,703)	(3,596)	12,675
Statutory employee profit sharing	47,951	2,348	2,290
Employee benefits	1,722	(743)	351
Income taxes paid	(777,949)	(526,321)	(224,207)
Net cash provided by operating activities	1,465,597	1,822,256	605,446

Investing activities:
Control obtained over subsidiaries	50	—	—
Payments of fixed and intangible assets	(401,736)	(617,686)	(182,625)
Proceeds from disposal of fixed assets	12,521	18,270	—
Interest received	25,872	10,930	7,028
Restricted cash	42,915	(42,915)	—
Net cash used in investing activities	(320,378)	(631,401)	(175,597)

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated and combined statements of cash flows

For the year ended December 31, 2021 (“2021”), the 53-week period ended January 03, 2021 (“2020”), and the year ended December 31, 2019 (“2019”)

(Thousands of Mexican pesos)

	2021	2020	2019

Financing activities:
Proceeds from borrowings	$1,520,000	$1,712,207	$104,500
Repayment of borrowings	(646,716)	(1,757,112)	(83,041)
Repayment of derivative financial instruments	(18,172)	—	—
Bond emission costs	(18,931)	—	—
Interest paid on borrowings	(49,123)	(121,297)	(82,654)
Restricted cash	—	—	22,940
Lease payments	(6,899)	(8,825)	(12,325)
Cash received for issuance of shares	—	250,295	—
Dividends paid	(1,400,000)	(830,000)	(342,955)
Net cash used in financing activities	(619,841)	(754,732)	(393,535)

Increase in cash and cash equivalents	525,378	436,123	36,314
Cash and cash equivalents at the beginning of year	649,820	213,697	177,383
Cash and cash equivalents at the end of year	$1,175,198	$649,820	$213,697

See accompanying notes to consolidated and combined financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Notes to consolidated and combined financial statements

As of December 31, 2021, January 03, 2021, and December 31, 2019, and for the year ended December 31, 2021, the 53 weeks ended January 03, 2021, and the year ended December 31, 2019

(Thousands of Mexican pesos, except the number of shares and earnings per share expressed in Mexican pesos)

1.Nature of business and significant events

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) (“Betterware”) is a direct-to-consumer selling company, focused on the home organization sector, whose product portfolio includes home organization products, kitchen utensils and appliances, food containers, and other categories of products (“home organization products”). Betterware purchases these home organization products and sells them in twelve catalogs published throughout the year. Betterware’s controlling shareholder is Campalier, S.A. de C.V. (“Campalier”).

BLSM Latino America Servicios, S.A. de C.V., (“BLSM”), which as of March 10, 2020, became a wholly-owned subsidiary of Betterware, provided administrative, technical, and operational services to Betterware until June 30, 2021 (formerly a related party of Betterware). On July 1st, 2021, all employees from BLSM were transferred to Betterware.

Betterware and BLSM (hereinafter jointly referred to as the “Group” or the “Company”) are entities incorporated in Mexico that carry out their operations in Mexico. The Group’s address, registered as its office and primary place of business, is Gdl-Ameca-Huaxtla Km-5, El Arenal, Jalisco, México, and Zip Code 45350.

Significant events and transactions –

2021

a)	The Company´s legal form was changed to Sociedad Anónima Promotora de Inversión (S.A.P.I.) de Capital Variable, as approved during an extraordinary shareholders meeting held on August 2, 2021.
b)	On August 30,2021 Betterware successfully concluded the offering of two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market (see Note 15).

2020

c)	As a result of the coronavirus (COVID-19) outbreak and its global spread to a large number of countries, the World Health Organization classified the viral outbreak as a pandemic on March 11, 2020. Public health measures were taken in Mexico to limit the spread of this virus, including but not limited to, social isolation and the closure of educational centers (schools and universities), commercial establishments and non-essential businesses.

The Group’s operations were not interrupted as a result of the COVID-19 pandemic, as its product lines include hygiene and cleaning solutions, which qualify as an essential activity in Mexico. The Group’s gross margin was negatively affected by the depreciation of the Mexican peso compared to the US dollar, since 90% of its products sold are in US dollars. To mitigate this risk, the Company enters into forwards contracts to fix the exchange rate for future purchases in US dollars, which allowed it to partially reduce the effects of the exchange rate due to the COVID-19 pandemic.

The Group implemented a proven track record of performance and a clear and executable growth plan, which includes expansion in current geographies and categories, as well as the addition of new markets and product extensions, all supported by a strong infrastructure deeply rooted in business intelligence.

The Company maintained sufficient liquidity to comply with its contractual obligations as a result of having financing sources, in addition, the payment conditions of its clients are maintained between 14 and 28 days, while the payment conditions to its suppliers are 120 days.

d)	On March 10, 2020, Betterware’s legal name changed from Betterware de México, S.A. de C.V. to Betterware de México, S.A.P.I. de C.V. On August 5, 2019, Betterware and DD3 Acquisition Corp. (“DD3”, a publicly listed entity in the US and whose shares were trading on the Nasdaq Capital Market (“Nasdaq”)), announced they had entered into a business combination agreement. As part of this transaction, DD3 merged into Betterware through an exchange of shares with their respective shareholders and Betterware survived as the acquiror. BLSM would became a wholly-owned subsidiary of Betterware. The transaction closed on March 13, 2020, and as a result, all Betterware shares that were issued and outstanding immediately prior to the closing date were canceled and new shares were issued. This transaction was accounted as a capital reorganization, whereby Betterware issued shares to the DD3 shareholders and obtained US$ 22,767 (Ps. 498,445) in cash through the acquisition of DD3 and, simultaneously settled liabilities and related transaction costs on that date, for net cash earnings of US$ 7,519 (Ps. 181,734) on such date. In addition, Betterware assumed the obligation of the warrants issued by DD3 (see description below), a liability inherent to the transaction, equivalent to the fair value of Ps. 55,810 of the warrants. No other assets or liabilities were transferred as part of the transaction that required adjustment to fair value as a result of the acquisition. On the same date, 2,040,000 Betterware shares, that were offered for subscription and payment under its initial public offering on Nasdaq, were subscribed and paid for by different investors. As of the closing date of the transaction, BLSM became in a fully-owned subsidiary of Betterware. The acquisition by Betterware of BLSM was considered a common control transaction and accounted for as a pooling of interests, whereby the historical values of BLSM’s assets and liabilities where the same before and after. As a result of the transaction, Betterware’s original shareholders held 87.7% of the total outstanding shares; DD3 shareholders obtained a 6.4% stake, and investors under the Nasdaq listing, a 5.9% shake. After the closing date, Betterware had 34,451,020 issued and outstanding shares.
e)	On March 10, 2020 and as a result of the aforementioned transaction, the warrants that DD3 had issued were automatically converted into warrants for the purchase of a total of 5,804,125 Betterware shares. Such warrants were exercised in accordance with the terms of the warrant agreement governing those securities, which also considered the option to purchase 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. This purchase option of units resulted in the issuance of 214,020 Betterware shares, which were exercised on a cashless basis. Warrants could be exercised starting on April 12, 2020, and expired on November 9, 2020 (see Note 1.i). The exercise price of the warrants was US$ 11.50 per share, adjusted by dividends paid that exceeded US$ 0.50 per share within a year, resulting in an exercise price of US$ 11.44.

As warrants and securities purchase options (and underlying securities) were exercised in the 53-week period ended January 3, 2021, additional Betterware shares were issued, resulting in a dilution for Betterware shareholders and increasing the number of Betterware shares eligible for resale in the public market.

f)	On July 30, 2020, Betterware modified the long-term share-based incentive plan with certain officers and directors (“Incentive Plan”) granted on August 15, 2019. The purpose of the Incentive Plan was and remains being to provide eligible officers and directors with the opportunity to receive share-based incentives to encourage them to contribute significantly to the growth of the Group and to align the economic interests of those individuals with those of the shareholders. The delivery of certain shares to the executives and directors was agreed and approved by the Board of Directors. The Incentive Plan is aligned with the shareholders’ interest in terms of the management capacity to obtain operating results that potentially benefit the share price; if the established results are achieved, it will cause a gradual delivery of shares over a period of 4 to 5 years (see Note 22).
g)	On July 14, 2020, Betterware’s legal name changed from Betterware de México, S.A.P.I. de C.V. to Betterware de México, S.A.B. de C.V.
h)	On August 28, 2020, the Company filed a Registration Statement on Form F-1 with the SEC in order to (i) register the warrants that were protected under the Registration Rights Agreement, and (ii) modify the Registration Declaration on Form F-4 that had been filed with the SEC on January 22, 2020. In the terms established in the Registration Declaration, it was effective on September 11, 2020. The registration of Form F-1 triggered the investors rights to exercise their warrants on a cash basis.
i)	On October 8, 2020, the Company announced that, based on the agreements reached at the Ordinary General Shareholders’ meeting held on October 2, 2020, it would carry out the redemption of all outstanding warrants for the purchase of shares of the Group. As a result of the redemption, a “cashless” exercise of the warrants was considered for an exercise price of US$ 11.44 per share, expiring on November 9, 2020, with which the warrant holders would receive 0.37 shares of the Company for each warrant that was redeemed.
j)	On December 14, 2020, Betterware and Promotora Forteza, S.A. de C.V. (“Forteza”, and one of Betterware’s shareholder), entered into a merger agreement pursuant to which Forteza agreed to merge with and into Betterware, surviving Betterware as the acquiror. On December 16, 2020, the merger was completed. Consequently, considering that Forteza was a Betterware shareholder, the number of Betterware shares were delivered to Forteza’s shareholders in proportion to their shareholding in Betterware, without implying an increase in Betterware’s share capital or in the total number of outstanding shares of the Company. The net effects of the merger was an increase in equity of Ps. 4,724.

2019

k)	During August 2019, the Group started building a distribution center which were completed in the first quarter of 2021. At the end of the years 2021, 2020 and 2019, payments related to this construction amounted to Ps. 397,000, Ps. 508,958 and Ps. 165,000, respectively. The total investment amounted Ps. 1,070,958.

2.Significant accounting policies

a.Basis of preparation

The consolidated and combined financial statements of 2021 include the financial statements of Betterware, BLSM, GurúComm, Innova Catálogos, Programa Lazos and Betterware de Guatemala (the “consolidated and combined financial statements”).

Prior to the merger transaction disclosed in Note 1.d, Betterware and BLSM were subsidiaries under the common control of Campalier, operating under common management; therefore, combined financial statements of these entities were prepared as of December 31, 2019. On March 10, 2020, BLSM became a subsidiary of Betterware resulting in the preparation of its consolidated financial statements as of such date. As a result, the combined statement of changes in stockholders’ equity for the year ended on December 31, 2019, present the net parent investment gross by including contributed capital and retained earnings (rather than net as presented in prior years), as management believes it is a preferable presentation for comparability purposes with the share structure and presentation as of and for the year ended December 31, 2021 and the 53-week period ended January 3, 2021. On March 12, 2021, GurúComm became a subsidiary of Betterware and later on July 22, 2021, Innova Catálogos, S.A. de C.V., became a subsidiary of Betterware.

Until 2020, Betterware’s financial year was a 52- or 53-weeks period ending on the Sunday nearest to December 31, however, due to the fact that in 2021 Betterware placed debt on the Mexican Stock Exchange, the financial period must be presented in compliance with the Mexican General Corporate Law, which must coincide with the calendar year, therefore the financial information of 2021 is presented as of December 31, 2021 and for the year then ended. The comparative financial year of 2020 and of 2019 consisted of 53 and 52 weeks ended on January 3, 2021, and December 31, 2019, respectively, which were not adjusted to calendar year because the effects of the change are not significant.

The financial information as of December 31, 2021, and for the year then ended is also herein referred to the 2021 period (the “2021 period” or the “period of 2021”). The financial information as of January 3, 2021, and for the 53-week period ended on such date is also herein referred to the 2020 period (the “2020 period” or the “period of 2020”). The financial information for the year ended December 31, 2019 (equivalent to a 52-week period) is also herein referred to the 2019 period (the “2019 period” or the “period of 2019”).

Transactions among Betterware and its subsidiaries: BLSM GurúComm, Innova Catálogos, Programa Lazos and Betterware de Guatemala, and the balances and unrealized gains or losses arising from intra-group transactions have been eliminated in the preparation of the consolidated and combined financial statements.

b.Basis of accounting

The consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

c.Basis of measurement

The consolidated and combined financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value.

Functional and presentation currency

These consolidated and combined financial statements are presented in Mexican pesos (“Ps or $”), which is the Group’s functional currency. All financial information presented in Mexican pesos has been rounded to the nearest thousand (except where otherwise specified). When referring to U.S. dollars (“US$”), means thousands of United States dollars.

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

d.Basis of consolidation

The consolidated financial statements of the Group, incorporate the financial statements of the Betterware, and the entities controlled by Betterware: BLSM, GurúComm, S.A.P.I. de C.V., Betterware de Guatemala, S.A., Programa Lazos, S.A. de C.V., and Innova Catálogos, S.A. de C.V. Control is achived when the Company:

●	Has the power over the investee
●	Is exposed, or has rights, to variable returns from its involvement with the investee
●	Has the ability to use its power to affect its returns

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances an assessing whether or not the Company´s voting rights in an investee are sufficient to give power, including:

●	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
●	Potential voting rights held by the Company, other vote holders or other parties.
●	Rights arising from other contractual arrangements; and
●	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

Betterware, has control over its subsidiaries due to the shares and voting rights acquired, which generate rights over the variable returns from the subsidiaries, and has the ability to influence those returns through his power over them. As of December 31, 2021, the percentage of participation that it maintains over its subsidiaries are the following:

Participation´s %
BLSM Latino America Servicios, S.A. de C.V.	99%
GurúComm, S.A.P.I. de C.V.	60%
Betterware de Guatemala, S.A.	70%
Programa Lazos, S.A. de C.V.	70%
Innova Catálogos, S.A. de C.V.	70%

e. Cash and cash equivalents and restricted cash

Cash and cash equivalents consist mainly of bank deposits and short-term investments in securities, highly liquid and easily convertible into cash in a period no longer than three months. Cash is stated at nominal value and cash equivalents are valued at fair value. Any cash or cash equivalent that cannot be disposed of in less than three months is classified as restricted cash.

In cases where the definition of cash and cash equivalents is not met due to restrictions, the amounts are presented in a separate line in the consolidated and combined statements of financial position and is excluded from cash and cash equivalents in the consolidated and combined statements and cash flows.

f.Financial instruments

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

g.Financial assets

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

For financial assets that are not subject to the simplified approach, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

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

h.Financial liabilities

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

i.Derivative financial instruments

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

For purposes of the Company’s adjusted EBITDA, the changes in the fair value of the liability are excluded as they represent non-cash charges.

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

j.Inventories and cost of sales

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on weighted-average. The net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

k.Prepaid expenses

Prepaid expenses are mainly comprised of advanced payments for printed catalogs, as well as, advanced payments for the purchase of inventories that are received after the date of the consolidated and combined statement of financial position and during the normal course of business, and they are presented in current assets in accordance with the classification of the destination item.

l.Other assets

Other assets mainly include inventory of rewards, and rent security deposits. They are presented in current or non-current assets in accordance with the classification of the destination item.

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

m.Property, plant and equipment, net

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

The following useful lives, considering separately each of the asset's components, are used in the calculation of depreciation:

Buildings	5 - 50 years
Molds	5 years
Vehicles	4 years
Computers and equipment	3 - 10 years
Leasehold improvements	3 years

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

n.	Intangible assets
●	Brand

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

●	Customers relationship

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

o.	Impairment of tangible and intangible assets other than goodwill

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

p.	Goodwill

Goodwill represents the excess of the acquisition cost of a subsidiary over the Company´s interest in the fair values of the net assets acquired determined at the date of acquisition and is not subject to amortization.

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

q.	Leases

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

The Group as lessor

During 2021, Betterware leased a space on its offices at the “Betterware Campus” to a related party.

As of January 3, 2021, and December 31, 2019, the Group did not maintain any leases as lessor.

r.	Foreign currency

In preparing the consolidated and combined financial statements, transactions in currencies other than the Mexican Peso, which is the functional currency of the consolidated and combined entities with the exception of Betterware de Guatemala, S.A., which has the Quetzal as its functional currency, are recognized at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

s.	Employee benefits

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

Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

●	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements).
●	Net interest expense or income; and
●	Remeasurements.

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

t.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

●	Current tax

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

u.	Provisions

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

Reward Points

Through its loyalty program (see Note 2v), the Group also grants reward points to its distributors for the recruitment of associates, while associates receive such points for the referral of new associates within a catalogue. The loyalty program allows the Group’s distributors and associates to accumulate sales points which are exchangeable for products that are purchased from other retailers. Since these types of points also provide a benefit to distributors and associates that they would not receive without purchasing the Group’s products, this loyalty program represents a separate performance obligation, which is recognized as described in Note 2v.

v.	Revenue recognition

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

The Group invoices its customers at the shipment date with payment terms between 15 and 30 days; customers are allowed to request for a product return only if the product has technical issues or physical damages. However, this right qualifies as an assurance-type warranty (and not a performance obligation) related to the functionality of the products sold, and therefore, it is recognized in accordance with the policy disclosed in Note 2u.

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

w.	Share-based payments

The share-based compensation plans to eligible executives and directors settled by providing Betterware shares are measured at their fair value as of the grant date and are subject to compliance with certain business performance metrics of the business and their continuance at the Company for an established period.

The fair value determined at the grant date is recorded as an expense based on the vesting period and the intrinsic value method, which consists of recognizing the expense from the grant date over the period the executives or directors render the service and earn the benefits stipulated according to the plan, with a corresponding increase in equity. At the end of each period, the Company reviews its estimates of the number of equity instruments that are expected to be awarded.

x.	Financing income and cost

Financing income (cost) are comprised of interest income, interest expense, the foreign currency gain (loss) on financial assets and financial liabilities; and gain (loss) in valuation of financial derivative instruments. Those are recognized in the consolidated and combined statement of profit or loss and other comprehensive income when accrued.

y.	Contingencies

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

3.Changes in significant accounting policies

a.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Group has applied a number of new and amended IFRS and interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2021. The conclusions related to their adoption are described as follows:

New and amended IFRS Standards that are effective for the current year

Phase 2 of the benchmark interest rate reform (IBOR- Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Interbank benchmark rates such as LIBOR, EURIBOR and TIBOR, which represent the cost of obtaining unsecured funds, have been questioned about their viability as long-term financing benchmarks. The changes in the reform to the reference interest rates in its phase 2 refer to the modifications of financial assets, financial liabilities and lease liabilities, requirements for accounting coverage and disclosure of financial instruments. These improvements are effective as of January 1, 2021, with retrospective application, without the need to redo the comparative periods.

Regarding the modification of financial assets, financial liabilities and lease liabilities, the IASB introduced a practical expedient that involves updating the effective interest rate. At the time a fall-back clause is activated due to the substitution of the reference rate defined in the contract, without requiring recognition of a change in the valuation of the financial instrument.

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

The Company evaluated the impacts arising from the application of these amendments, however it does not have a material impact on its consolidated financial position or results of operations, due to the Company does not maintain financial instruments related to LIBOR rate.

Amendments to IFRS 16, Rent concessions related to Covid-19

The amendments introduce a practical expedient that provides lessees the option not to assess whether a rent concession that meets certain conditions is a lease modification. The practical expedient is applicable to rent concessions occurring as a direct consequence of the Covid-19 pandemic and only if all of the following conditions are met:

a)	The change in the lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.
b)	Any reduction in lease payments affects only payments originally due on or before June 30, 2022 (previously on or before June 30, 2021); and
c)	There is no substantive change to other terms and conditions of the lease.

The Group determined there were no impacts on the adoption of these amendments, considering that it did not enter into rental concessions for the leases that it maintains as a lessee

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

New and revised IFRS Standards in issue but not yet effective

At the issuance date of these financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective. Based on management’s analysis, the Group does not expect that the adoption of the following standards will have a material impact on the financial statements in future periods:

●	Amendments to IAS 1, Classification of liabilities as current or non-current (1)
●	Amendments to IAS 16, Property, plant and equipment - proceeds before intended use (1)
●	Amendments to IAS 37, Onerous contract - Cost of fulfilling a contract (1)
●	Amendments to IFRS 9, Financial instruments (1)
●	Amendments to IAS 41, Biological Assets (1)
●	Amendments to IAS 1, and Statement of practice 2 - Disclosure of accounting policies (2)
●	Amendments to IAS 8, Disclosure of accounting estimates (2)
●	Amendments to IAS 12, Deferred tax related to assets and liabilities arising from a single transaction (2)
●	IFRS 17, Insurance Contracts (2)
(1) Effective for annual reporting periods beginning on January 1, 2022
(2) Effective for annual reporting periods beginning on January 1, 2023

4.Critical accounting judgments and key sources of estimation uncertainty

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The significant estimates impacting the Group’s consolidated and combined financial statements are as follows:

-	Key assumptions used in impairment testing on long-lived assets

The Group performs annual impairment testing on long-lived assets, for which key assumptions are used in the calculation of the recoverable amount (see Note 11). For impairment testing, goodwill is allocated to the cash-generating unit (“CGU”) from which the Group has considered that economic and operational synergies of business combinations are generated. The recoverable amounts of the CGU have been determined based on the calculations of their value in use, which require the use of estimates. The most significant of these estimates are as follows

●	Estimates of future gross and operating margins, according to the historical performance and industry expectations of the CGU.
●	Discount rate based on the weighted average cost of capital (WACC) of the CGU.
●	Long-term growth rates.

-	Estimation of probability of default and recovery rate to apply the model of expected losses in the impairment of financials assets

The Group assigns to the debtors with whom it maintains an account receivable at each reporting date, either individually or as a group, an estimate of the probability of default in the payment of accounts receivable and the estimated recovery rate, in order to reflect the cash flows that are expected to be received from the current assets on that date.

5.Cash and cash equivalents

	2021		2020	2019

Cash on hand in banks	Ps.	951,092	629,146	96,008

Time deposits		224,106	20,674	117,689

	Ps.	1,175,198	649,820	213,697

As of December 31, 2021, and 2019 the Group did not maintain restricted cash.

As of January 3, 2021, cash and cash equivalents balance excluded an amount of Ps. 42,915 of restricted cash derived from the guarantee of some forwards which were due between May and August 2021, which was presented as a current asset in the consolidated and combined statement of financial position (see Note 9) and under investing activities in the consolidated and combined statements of cash flows.

6.Trade account receivables

	2021		2020	2019

Trade account receivables	Ps.	868,218	766,889	260,727

Expected credit loss		(90,164)	(9,083)	(13,640)

	Ps.	778,054	757,806	247,087

The trade accounts receivable detailed above are measured at their amortized cost. The average, with respect to the turnover of accounts receivable, is from 14 to 28 days as of December 31, 2021, and January 3, 2021, and 30 days as of December 31, 2019. No interest is charged on pending accounts receivable.

The Group measures the loss reserve for commercial accounts receivable in an amount equal to the expected lifetime credit loss. Expected credit losses in accounts receivable are estimated using a provisions matrix with reference to the debtor's previous default history and an analysis of the debtor's current financial situation, adjusted for factors specific to the debtors and the general economic conditions of the industry in which the debtors operate, and assessing both current and predicted conditions as of the reporting date.

The Group’s significant growth in recent years combined with the impacts of the COVID-19 pandemic have caused volatility in collections. Because of this, management has applied significant judgment in evaluating and giving effect to historical loss information in estimated expected credit losses.

The Group cancels an account receivable when there is information that indicates that the debtor is experiencing serious financial difficulties and there is no realistic prospect of recovery, e.g., when the debtor has been placed in liquidation or has entered bankruptcy proceedings, or when a commercial account receivable is more than one year old, whichever occurs first. For the periods ended December 31, 2021, January 3, 2021, and December 31, 2019, Ps. 117,414, Ps. 62,184 and Ps. 18,215 have been canceled, respectively.

The following table shows the expected lifetime credit loss recognized for accounts receivable in accordance with the simplified approach established in IFRS 9.

Trade receivables – days past due
	Not past
As of December 31, 2021	due		14-21	21 – 28	>28	Total

Expected credit loss rate		1%	27%	60%	28%
Estimated total gross carrying amount at default	Ps.	593,104	31,439	22,463	221,212	868,218
Expected credit loss	Ps.	6,814	8,338	13,386	61,626	90,164

Trade receivables – days past due
	Not past
As of January 03, 2021	due		14-21	21 – 28	>28	Total

Expected credit loss rate		2%	30%	62%	33%
Estimated total gross carrying amount at default	Ps.	539,693	31,918	17,772	53,743	643,126
Expected credit loss	Ps.	8,163	9,588	10,946	17,563	46,260

Trade receivables – days past due
	Not past
As of December 31, 2019	due		14-21	21 – 28	>28	Total

Expected credit loss rate		2%	20%	49%	42%
Estimated total gross carrying amount at default	Ps.	207,032	12,098	7,045	29,807	255,982
Expected credit loss	Ps.	3,950	2,454	3,477	12,634	22,515

The following table shows the movement in lifetime expected credit loss that has been recognized for trade account receivables in accordance with the simplified approach set out in IFRS 9.

	Total
Balance as of January 01, 2019	Ps.	(9,340)
Expected credit loss		(22,515)
Amounts written off		18,215
Balance as of December 31, 2019		(13,640)
Expected credit loss		(46,260)
Specific credit loss		(11,367)
Amounts written off		62,184
Balance as of January 03, 2021		(9,083)
Expected credit loss		(198,495)
Amounts written off		117,414
Balance as of December 31, 2021	Ps.	(90,164)

7.Inventories and cost of sales

	2021		2020	2019

Finished goods	Ps.	901,523	904,999	224,025
Packing material		35,718	26,029	4,577
		937,241	931,028	228,602
Merchandise in transit		402,137	342,998	116,952
	Ps.	1,339,378	1,274,026	345,554

The cost of inventories recognized in income within cost of sales of the year was Ps. 4,399,164, Ps. 3,290,994 and Ps. 1,280,829 for the periods of 2021, 2020 and 2019.

The cost of inventories recognized as an expense includes Ps. 43,645, Ps. 24,438 and Ps. 14,273 for the periods 2021, 2020 and 2019, respectively, in respect of write-downs of inventory to net realizable value. Such write-downs have been recognized to account for obsolete inventories.

8.Prepaid expenses

	2021		2020	2019

Printed catalogs	Ps.	33,628	41,920	21,692
Premiums paid in advance for insurance		16,961	10,061	9,628
Advances to suppliers		1,320	2,689	12,973
Other		17,315	39,831	8,891

	Ps.	69,224	94,501	53,184

9.Other assets

	2021		2020	2019

Inventory of rewards	Ps.	54,247	28,804	13,315
Rewards catalogs		12,067	10,492	—
Recoverable taxes		10,725	44,618	—
Security deposit		4,274	5,774	3,549
Restricted cash		—	42,915	—
Transaction costs of the merger		—	—	9,822
Other receivables		4,949	3,588	7,259

		86,262	136,191	33,945

Current		81,988	130,417	20,574
Non-current		4,274	5,774	13,371

	Ps.	86,262	136,191	33,945

10.Property, plant and equipment, net

	2021		2020	2019

Acquisition cost	Ps.	1,231,794	905,840	305,874
Accumulated depreciation		(162,302)	(114,713)	(98,524)

	Ps.	1,069,492	791,127	207,350

	As of				As of
	January 01,				December 31,
Acquisition cost:	2019		Additions	Disposals	2019

Land	Ps.	—	47,124	—	47,124
Molds		37,515	3,754	—	41,269
Vehicles		1,602	—	—	1,602
Computers and equipment		59,640	7,183	—	66,823
Leasehold improvements		24,492	5,390	—	29,882
Construction in progress		—	119,174	—	119,174

	Ps.	123,249	182,625	—	305,874

	As of				As of
	January 01,		Depreciation		December 31,
Accumulated depreciation:	2019		Additions	Disposals	2019

Molds	Ps.	(22,963)	(2,685)	—	(25,648)
Vehicles		(1,446)	(59)	—	(1,505)
Computers and equipment		(36,500)	(11,503)	—	(48,003)
Leasehold improvements		(19,368)	(4,000)	—	(23,368)

	Ps.	(80,277)	(18,247)	—	(98,524)

	As of				As of
	December 31,				January 03,
Acquisition cost:	2019		Additions	Disposals	2021

Land	Ps.	47,124	2,132	—	49,256
Molds		41,269	85,049	(22)	126,296
Vehicles		1,602	28,740	(17,235)	13,107
Computers and equipment		66,823	3,273	(2,056)	68,040
Leasehold improvements		29,882	4,426	—	34,308
Buildings		—	326,644	—	326,644
Construction in progress		119,174	169,015	—	288,189

	Ps.	305,874	619,279	(19,313)	905,840

	As of				As of
	December 31,		Depreciation		January 03,
Accumulated depreciation:	2019		Additions	Disposals	2021

Molds	Ps.	(25,648)	(3,636)	—	(29,284)
Vehicles		(1,505)	(633)	—	(2,138)
Computers and equipment		(48,003)	(9,837)	1,043	(56,797)
Leasehold improvements		(23,368)	(1,856)	—	(25,224)
Buildings		—	(1,270)	—	(1,270)

	Ps.	(98,524)	(17,232)	1,043	(114,713)

	As of						As of
	January 03,		Acquisition of				December 31,
Acquisition cost:	2021		subsidiaries	Additions	Disposals	Transferred	2021

Land	Ps.	49,256	—	—	—	—	49,256
Molds		126,296	—	82,457	(2,334)	63,729	270,148
Vehicles		13,107	—	6,046	(1,439)	—	17,714
Computers and equipment		68,040	13,473	709	(19,764)	18,521	80,979
Leasehold improvements		34,308	539	119	(831)	3,980	38,115
Buildings		326,644	—	—	—	351,654	678,298
Construction in progress		288,189	—	246,979	—	(437,884)	97,284

	Ps.	905,840	14,012	336,310	(24,368)	—	1,231,794

	As of				As of
	January 03,		Depreciation		December 31,
Accumulated depreciation:	2021		expense	Disposals	2021

Molds	Ps.	(29,284)	(20,236)	759	(48,761)
Vehicles		(2,138)	(3,162)	17	(5,283)
Computers and equipment		(56,797)	(9,374)	11,983	(54,188)
Leasehold improvements		(25,224)	(4,915)	203	(29,936)
Buildings		(1,270)	(22,864)	—	(24,134)

	Ps.	(114,713)	(60,551)	12,962	(162,302)

Depreciation expense is included in administrative expenses line in the consolidated and combined statement of profit or loss and other comprehensive income. No impairment losses have been determined.

During August 2019, the Group began to build a distribution center, which was completed in the first quarter of 2021. As of December 31, 2021, January 3, 2021, and December 31, 2019, the total payments related to this construction amounted Ps. 397,000 Ps. 508,958, and Ps. 165,000, respectively. The total investment amounted to Ps. 1,070,958.

For the periods of 2020 and 2019, the Group capitalized borrowing costs in the amount of Ps. 33,460 and Ps. 9,284, respectively, directly related to the distribution center that was under construction. In 2021 the Group didn´t capitalized borrowing costs related to the distribution center that was under construction.

11.Goodwill

	As of				As of
	January 03,				December 31,
	2019		Additions	Disposals	2019

Cost	Ps.	348,441	—	—	348,441

	As of				As of
	December 31,				January 03,
	2019		Additions	Disposals	2021

Cost	Ps.	348,441	—	—	348,441

	As of				As of
	January 03,				December 31,
	2021		Additions	Disposals	2021

Cost	Ps.	348,441	22,634	—	371,075

As of January 3, 2021 and December 31, 2019, goodwill corresponded to the resulting excess between the consideration given and the fair values of the net assets acquired on the acquisition date by Betterware Latinoamerica Holding México, S.A. de C.V. (BLHM) and Strevo Holding, S.A. de C.V.

On March 12, 2021, Betterware entered into an agreement to acquire 60% of GurúComm for Ps.45,000. GurúComm is a Mobile Virtual Network Operator ("MVNO") and communications software developer. Moreover, on July 22, 2021, Betterware entered into an agreement more to acquire 70% of Innova Catálogos, S.A. de C.V., for Ps.5,000. Innova Catálogos is a company dedicated to the purchase and sale of clothing, footwear and accessories. The goodwill addition of Ps.22,634 is the result between the consideration paid and the fair values of the net assets acquired from both companies.

For impairment testing purposes, goodwill has been allocated to a cash generating unit (“CGU”). The recoverable value of the CGU was based on the fair value minus disposal costs, estimated using discounted cash flows. The fair value measurement was classified as a Level 3 fair value based on the inputs in the valuation technique used.

The values assigned to the key assumptions represent the administration’s assessment of future trends in relevant industries and are based on historical data from external and internal sources.

As of December 31, 2021, January 3, 2021, and December 31, 2019, the estimated recoverable amount of the CGU, exceeded its carrying amount.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent Management’s assessment of future trends in the relevant industries and have been based on historical data from both internal and external sources.

In percentages	2021	2020	2019
Discount rate	12.8	11.2	12.4
Terminal value growth rate	3.0	3.0	3.0
Budgeted EBITDA growth rate	30.0	38.0	14.0

The discount rate was a post-tax measurement estimated based on the historical industry average, weighted-average cost of capital and a market interest rate of 5.7%, 7.3% and 7.2% as of December 31, 2021, January 3, 2021, and December 31, 2019, respectively.

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

12.Intangible assets, net

	As of				As of
	January 01,				December 31,
Acquisition cost:	2019		Additions	Disposals	2019

Brand	Ps.	253,000	—	—	253,000
Customer relationships		64,000	—	—	64,000
Software		17,135	4,516	—	21,651
Brands and logo rights		6,209	1,399	—	7,608

	Ps.	340,344	5,915	—	346,259

	As of				As of
	January 01,		Amortization		December 31,
Accumulated amortization:	2019		expense	Disposals	2019

Customer relationships	Ps.	(24,533)	(6,400)	—	(30,933)
Software		—	(421)	—	(421)
Brands and logo rights		(3,712)	(228)	—	(3,940)

	Ps.	(28,245)	(7,049)	—	(35,294)

	As of				As of
	December 31,				January 03,
Acquisition cost:	2019		Additions	Disposals	2021

Brand	Ps.	253,000	—	—	253,000
Customer relationships		64,000	—	—	64,000
Software		21,651	24,333	—	45,984
Brands and logo rights		7,608	276	(2,491)	5,393

	Ps.	346,259	24,609	(2,491)	368,377

	As of				As of
	December 31,		Amortization		January 03,
Accumulated amortization:	2019		expense	Disposals	2021

Customer relationships	Ps.	(30,933)	(6,400)	—	(37,333)
Software		(421)	(6,675)	—	(7,096)
Brands and logo rights		(3,940)	(647)	—	(4,587)

	Ps.	(35,294)	(13,722)	—	(49,016)

	As of				As of
	January 03,				December 31,
Acquisition cost:	2021		Additions	Disposals	2021

Brand	Ps.	253,000	—	—	253,000
Customer relationships		64,000	—	—	64,000
Software		45,984	65,356	—	111,340
Brands and logo rights		5,393	70	—	5,463

	Ps.	368,377	65,426	—	433,803

	As of				As of
	January 03,		Amortization		December 31,
Accumulated amortization:	2021		expense	Disposals	2021

Customer relationships	Ps.	(37,333)	(6,400)	—	(43,733)
Software		(7,096)	(8,377)	—	(15,473)
Brands and logo rights		(4,587)	(250)	—	(4,837)

	Ps.	(49,016)	(15,027)	—	(64,043)

As of December 31, 2021, January 3, 2021, and December 31, 2019, a carrying amount of Ps. 253,000 for the value of “Betterware” brand is presented in the consolidated and combined statements of financial position. Such brand was transmitted to the Group through a merger carried out on July 28, 2017 with Strevo (a related party, under common control). Strevo obtained such brand when acquiring the majority of the Group’s shares in March 2015.

As of December 31, 2021, January 3, 2021, and December 31, 2019, a carrying amount of Ps. 20,267 Ps. 26,667, and Ps. 33,067, respectively, for the value of the Group’s intangible asset comprised of customers relationships, is presented in the consolidated and combined statements of financial position. Such intangible asset was transmitted to the Group through the merger carried out on July 28, 2017 with Strevo as previously discussed. This intangible asset has a useful life of ten years and is being amortized on a straight-line basis.

Additionally, as of December 31, 2021, January 3, 2021, and December 31, 2019, the intangible asset line in the consolidated and combined statement of financial position includes Ps. 626, Ps. 808, and Ps. 3,668, respectively, corresponding to paid rights related to registration of brands and logos before the intellectual property authorities. Such rights are valid ranging a defined period from 10 to 30 years and therefore, are amortized over such useful lives.

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. As of December 31, 2021, January 3, 2021, and December 31, 2019, no indications of impairment have been identified.

In relation to impairment of intangible assets with indefinite useful life (brand), the Group estimates the recoverable amount of the intangible asset which is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used. Key assumptions are the same as those used for estimating the recoverable amount for Goodwill (See Note 11).

13.Leases

Right of use assets, net

The Group leases a fleet of cars for its sales staff and qualified employees with different contract expiration dates, as well as computers and servers being the latest expiration date in April 2025. Those leases were recorded as right of use assets as follows:

	As of				As of
	January 1,				December 31,
	2019		Additions	Disposals	2019

Cost	Ps.	36,909	—	—	36,909

	As of				As of
	January 1,		Depreciation		December 31,
	2019		expense	Disposals	2019

Accumulated depreciation	Ps.	—	(13,098)	—	(13,098)

	As of				As of
	December 31,				January 03,
	2019		Additions	Disposals	2021

Cost	Ps.	36,909	20,531	(17,861)	39,579

	As of				As of
	December 31,		Depreciation		January 03,
	2019		expense	Disposals	2021

Accumulated depreciation	Ps.	(13,098)	(12,734)	11,135	(14,697)

	As of				As of
	January 03,				December 31,
	2021		Additions	Disposals	2021

Cost	Ps.	39,579	1,388	(3,275)	37,692

	As of				As of
	January 03,		Depreciation		December 31,
	2021		expense	Disposals	2021

Accumulated depreciation	Ps.	(14,697)	(6,544)	933	(20,308)

The right-of-use asset depreciation expense for the periods of 2021, 2020 and 2019 amounted to Ps.6,544, Ps.12,666 y Ps.13,098, respectively.

During 2021 and 2020, the Group entered into master lease agreements of computers and servers.

As of December 31, 2021, the Group lease warehouses, offices, commercial locals, and equipment, used in normal operations of the Company, to which the short-term exemption was applied, considering that the lease term was for less than one year. The rental expense for the year ended December 31, 2021, was Ps.52,660.

As of January 3, 2021, and December 31, 2019, the Group leased warehouses and an administrative office space that expired on January 3, 2021, and that were renewed during the first three months of 2021 in order to relocate the operations to the new distribution center. Rental expense for the periods of 2020 and 2019 was Ps.15,703 and Ps.11,605, respectively.

Lease liability

The lease liabilities as of December 31, 2021, January 3, 2021, and December 31, 2019, amounted Ps. 17,880, Ps. 24,378 and Ps. 24,584, respectively.

The maturity analysis of total future minimum lease payments, including non-accrued interest, is as follows:

Year	Amount
2022	Ps	6,543
2023		5,980
2024		3,078
2025		2,925
2026		339

	Ps	18,865

Interest expense generated from the lease liability amounted to Ps. 717, Ps. 2,054 and Ps. 3,765 for the periods of 2021, 2020 and 2019, respectively.

14.Accounts payable to suppliers

Trade accounts payables to suppliers principally comprise amounts outstanding for trade purchases and ongoing costs.

The average payment period is 4 months, with no interest charged. The Group has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

15.Borrowings

	2021		2020	2019
Two-tranche sustainability bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the first offer of Ps.500,000 started paying interest at 5.15% plus 0.40% and for the monthly subsequent payments, the rate will be based on the 29-day TIIE rate issued by BANXICO plus 0.40%; the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35%, during the sustainability bond term.	Ps.	1,482,261	—	—

Innova Catálogos has a loan for financial support or "Emerging Plan for the protection of employment and income of people"; The loan was acquired at the beginning of 2021, for the amount of Ps.40, with maturity across 18 months, and monthly payments of Ps.2.2, this loan does not accrue interest, however in case of default, it will accrue interest at the rate of 24% on unpaid balances.		15	—	—

Secured credit line with Banamex, for up to Ps.400,000, bearing interest at the TIIE rate plus 260 basis points. Withdrawals from this secured credit line can be made during a 10-month period starting December 15, 2018, and are payable on a quarterly basis from December 17, 2019, up to December 18, 2025. This secured credit line was prepaid on August 31, 2021, with the proceeds from the sustainability bond.		—	373,333	135,209

Secured credit line with Banamex for up to Ps.195,000, bearing interest at the TIIE rate plus 295 basis points, payable on a quarterly basis from October 30, 2020, to December 30, 2025. This secured credit line was prepaid on August 31, 2021 with the proceeds from the sustainability bond.		—	188,500	—

Credit line with BBVA for up to Ps.75,000 bearing interest at 7.5%, payable monthly from September 20, 2020, to August 31, 2023. This credit line was prepaid on August 31, 2021 with the proceeds from the sustainability bond.		—	64,721	—

Credit line with MCRF P, S.A. de C.V. SOFOM, E.N.R. of Ps.600,000, bearing interest at a fixed rate of 13.10%. This credit line is payable on a quarterly basis starting May 15, 2019, through May 15, 2023. BLSM Latino América Servicios, S.A. de C.V., is a guarantor in this loan.		—	—	516,597

Unsecured credit line with Banamex, for up to Ps. 80,000, bearing interest at the TIIE rate plus 285 basis points (renewable on a yearly basis).		—	—	15,000

Interest payable	Ps.	28,109	3,323	10,907

Total debt		1,510,385	629,877	677,713

Less: Current portion		28,124	105,910	148,070

Long-term debt	Ps.	1,482,261	523,967	529,643

Long term debt- Offering of bonds

On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market and issued at favorable conditions for the Company. The first offer of sustainability bonds for Ps.500,000 started paying interest at 5.15% plus 0.40% and for subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40% and the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35%, during the sustainability bond term.

On August 31, 2021, Ps. 588,300 of proceeds received from the bond offering, were used for the prepayment of the following long-term debt: Ps.521,449 were paid to the secured credit line with Banamex, plus an additional Ps.18,172 to cancel the swap linked to that loan, and Ps.48,679 to the credit line with BBVA. The rest of the proceeds were used for general corporate purposes, including additional investments in Campus Betterware and other initiatives with positive environmental and social impacts.

Banamex- Secured credit line

●	On December 2018, the Group obtained a secured credit line with Banamex for an amount of Ps.400,000 to build the new Campus Betterware. On January 30, 2020, the Group renegotiated the interest rate of the secured credit line with Banamex, which changed from the TIIE rate plus 317 basis points to the TIIE rate plus 260 basis points. In addition, withdrawals from this credit line were extended to August 2020 and were payable on a quarterly basis from September 2020 up to December 18, 2025. This loan was liquidated on August 31, 2021.
●	On July 30, 2020, a total amount of Ps. 195,000 was withdrawn from a credit agreement signed on June 3, 2020, with Banamex. This loan beared interest at the TIIE rate plus 295 basis points maturing on December 30, 2025. This loan was liquidated on August 31, 2021.
●	During the first seven months of 2021, Betterware made payments to secured credit line with Banamex, for Ps.46,167, and as of August 31, 2021, this secured credit line was liquidated totality for Ps. 521,449, including interest.

Banamex- Unsecured credit line

●	Betterware has an unsecured credit line with Banamex up to Ps. 100,000 amounted to TIIE plus 285 basis points. As of December 31, 2019, the interest rate was TIIE plus 275 basis points. As of December 31, 2021, Betterware has not used this unsecured credit line.

BBVA-Credit line

●	On September 20, 2020, the Group entered into a credit line with BBVA for up to Ps. 75,000 bearing interest at 7.5%, payable monthly. The credit line had racks in the Group’s distribution center pledged as collateral for an amount of Ps. 80,901. This credit line was liquidated on August 31, 2021.
●	During the first seven months of 2021, Betterware made payments to credit line with BBVA, for Ps.16,325 and as of August 31, 2021, this credit line was liquidated totality for Ps.48,679, including interest.

HSBC-Credit line

●	On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps. 50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to Ps. 150,000. The maturity date of this credit line is March 10, 2022, and it bears interest at the TIIE rate plus 350 basis points. During 2021 and 2020, the Group utilized Ps. 20,000 and Ps. 115,000, respectively, of which as of December 31, 2021, and January 3, 2021, the entire amounts have been repaid.

CreditSuisse- Credit line

●	On March 27, 2020, the Group made a prepayment to the credit line with MCRF P, S.A. de C.V. SOFOM, E.N.R of Ps. 258,750. In addition, on April 27, 2020, the Group paid the outstanding amount of the credit line.

As of December 31, 2021, Betterware does not have payable borrowings to banks. As of December 31, 2021, January 3, 2021, and December 31, 2019, the fair value of the debt in 2021, 2020 and 2019, amounted to Ps. 1,499,867, Ps. 634,992, and Ps.

679,188, respectively. The fair value of the long term bond in 2021, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings in 2020 and 2019 periods, was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

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

				Derivative
	Long-term debt			financial
	and borrowings		Interest payable	instruments, net

Balance as of January 01, 2019	Ps.	620,164	11,227	16,629
Changes that represent cash flows -
Loans obtained		104,500	—	—
Restricted cash(1)		22,940	—	—
Payments		(82,996)	(95,033)	—

Changes that do not represent cash flows -
Interest expense		—	85,429	—
Borrowing costs capitalized in PP&E		—	9,284	—
Valuation effects of derivative financial instruments		—	—	15,680
Amortization of commissions and debt issuance costs		2,198	—	—

Balance as of December 31, 2019	Ps.	666,806	10,907	32,309
Changes that represent cash flows -
Loans obtained		1,712,207	—	—
Restricted cash(1)		(42,915)	—	—
Payments		(1,757,112)	(121,297)	—

Changes that do not represent cash flows -
Interest expense		—	80,253	—
Borrowing costs capitalized in PP&E		—	33,460	—
Valuation effects of derivative financial instruments		—	—	287,985
Amortization of commissions and debt issuance costs		4,653	—	—

Balances as of January 03, 2021	Ps.	583,639	3,323	320,294
Changes that represent cash flows -
Loans obtained		1,520,000	—	—
Restricted cash(1)		42,915	—	—
Payments		(646,716)	(49,123)	(18,172)
Bond issuance costs		(18,931)	—	—
Changes that do not represent cash flows -
Interest expense		—	73,909	—
Control obtained over subsidiaries		177
Amortization of commissions and debt issuance cost		1,192	—	—
Valuation effects of derivative financial instruments		—	—	(330,315)
Balance as of December 31, 2021	Ps.	1,482,276	28,109	(28,193)
(1)	Balances in column “Long-term debt” in the table above, are netted with restricted cash balances on 2020 period.

The Group’s long-term debt and interest maturities as of December 31, 2021, including non-accrued interest, are as follows:

Year	Amount

2022	Ps.	115,343
2023		115,343
2024		115,343
2025		605,829
2026-2028		1,253,283
	Ps.	2,205,141

The long-term debt has the following financial covenants:

a)	Pay interest: The first offer of sustainability bonds for Ps.500,000 started paying interest at 5.15% plus 0.40% and for subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40% and the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35%, during the sustainability bond term.
b)	Use the resources derived from the placement of the Stock Certificates for initiatives with positive environmental and social impacts.
c)	Compliance with the general provisions applicable to securities issuers and other participants; Among them, the delivery of quarterly financial information and an annual report to the Banking Commission (CNBV, for its acronym in Spanish) and Securities Commission and to the Mexican Stock Exchange (BMV, for its acronym in Spanish).
d)	Compliance with the general provisions applicable to entities and issuers supervised by the CNBV that hire external audit services.

The credit line agreements with Banamex contained the following financial covenants:

a)	To maintain a short-term debt coverage ratio not lower than 1.5.
b)	To maintain a total debt coverage ratio not greater than 3.0.
c)	To maintain a leverage ratio not greater than 7.0.
d)	To maintain a minimum cash and cash equivalents balance of Ps. 40,000

The Group was in compliance with all covenants as of December 31, 2021, January 3, 2021, and December 31, 2019. The Group obtained permission from Banamex prior to December 31, 2019. to consummate the merger disclosed in Note 1.d

16.Income taxes

The subsidiaries of the Group in México and abroad are individually subject to the payment of income taxes. These taxes are not determined based on the consolidates figures of the Group but are calculated individually at the level of each company declaration and each of these presents its taxes separately.

According to the specific requirements of each country, the statutory rates for 2021, 2020 and 2019 periods were 30% for México and 25% for Guatemala and will continue as such in future periods.

Income tax recognized in profit or loss for the periods of 2021, 2020 and 2019 was comprised of the following:

	2021		2020	2019

Current tax	Ps.	782,901	576,834	229,900
Deferred tax expense (benefit)		41,553	(34,066)	2,792

	Ps.	824,454	542,768	232,692

Income tax expense recognized at the effective ISR rate differs from income tax expense at the statutory tax rate. Reconciliation of income tax expense recognized from statutory to effective ISR rate is as follows:

	2021		2020	2019

Profit before income tax	Ps.	2,625,338	881,129	704,834
Tax rate		30%	30%	30%
Income tax expense calculated at 30% statutory tax rate		787,601	264,339	211,450

Inflation effects, net		25,039	8,333	6,278
Non-deductible expenses		5,790	5,493	3,202
Loss on valuation of warrants		—	255,456	—
Share-based payments		1,744	8,275	—
Other items, net		4,280	872	11,762

	Ps.	824,454	542,768	232,692
		31%	62%	33%

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

As of December 31, 2021, January 3, 2021, and December 31, 2019, the Group had no tax loss carryforwards.

Composition of the deferred tax asset (liabilities) as well as the reconciliation of changes in deferred taxes balances as of December 31, 2021, January 3, 2021, and December 31, 2019, is presented below:

				Recognized in
	As of			other	As of
	January 01,		Recognized in	comprehensive	December 31,
Temporary differences	2019		profit or loss	income	2019

Deferred tax assets:
Expected credit loss	Ps.	2,802	2,415	—	5,217
Accruals and provisions		26,632	(668)	(26)	25,938
Derivative financial instruments		4,989	(4,989)	—	—
Property, plant and equipment		74	4,505	—	4,579

Deferred tax liabilities:
Intangible assets		(87,740)	1,920	—	(85,820)
Inventories		(6,192)	(3,161)	—	(9,353)
Derivative financial instruments		—	(89)	—	(89)
Other assets and prepaid expenses		(11,192)	(2,699)	—	(13,891)

Net deferred tax liability	Ps.	(70,627)	(2,766)	(26)	(73,419)

				Recognized in
	As of			other	As of
	December 31,		Recognized in	comprehensive	January 03,
Temporary differences	2019		profit or loss	income	2021

Deferred tax assets:
Expected credit loss	Ps.	5,217	(3,732)	—	1,485
Accruals and provisions		25,938	42,340	360	68,638
Derivative financial instruments		—	35,886	—	35,886
Property, plant and equipment		4,579	(4,579)	—	—

Deferred tax liabilities:
Intangible assets		(85,820)	1,920	—	(83,900)
Inventories		(9,353)	(21,687)	—	(31,040)
Derivative financial instruments		(89)	89	—	—
Property, plant and equipment		—	(10,888)	—	(10,888)
Other assets and prepaid expenses		(13,891)	(5,644)	—	(19,535)

Net deferred tax liability	Ps.	(73,419)	33,705	360	(39,354)

	As of			other	As of
	January 03,		Recognized in	comprehensive	December 31,
Temporary differences	2021		profit or loss	income	2021

Deferred tax assets:
Expected credit loss	Ps.	1,485	21,203	—	22,688
Accruals and provisions		68,638	(31,514)	—	37,124
Derivative financial instruments		35,886	(35,886)	—	—
Property, plant and equipment		—	5,538	—	5,538

Deferred tax liabilities:
Intangible assets		(83,900)	1,920	—	(81,980)
Inventories		(31,040)	830	—	(30,210)
Derivative financial instruments		—	(7,380)	—	(7,380)
Property, plant and equipment		(10,888)	10,888	—	—
Other assets and prepaid expenses		(19,535)	(7,152)	—	(26,687)

Net deferred tax liability	Ps.	(39,354)	(41,553)	—	(80,907)

17.Provisions

	Commissions,		Bonuses and
	promotions and		other employee	Professional
	other		benefits	services fees	Total

As of, January 01, 2019	Ps.	35,805	1,958	1,223	38,986

Increases		345,148	90,843	2,026	438,017
Payments		(348,174)	(79,445)	(2,695)	(430,314)

As of December 31, 2019	Ps.	32,779	13,356	554	46,689

Increases		1,272,651	51,253	16,947	1,340,851
Payments		(1,198,284)	(21,039)	(17,209)	(1,236,532)

As of January 03, 2021	Ps.	107,146	43,570	292	151,008

Increases		2,054,420	140,130	17,541	2,212,091
Payments		(2,048,135)	(182,439)	(17,333)	(2,247,907)

As of December 31, 2021	Ps.	113,431	1,261	500	115,192

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

18.Derivative financial instruments

18.1 Interest rate and exchange rate derivatives

In connection with the secured credit line for up to Ps. 400,000 contracted with Banamex, and in order to mitigate the risk of future increases in interest rates, the Group entered into a derivatives contract with Banamex, which consists of an interest rate swap. By using this interest rate swap, the Group converts its variable interest rates into fixed rates.

On August 31, 2021, the SWAP with Banamex, was cancelled as the secured credit line was prepaid. A cancellation fee of Ps.18,172 was paid, as mentioned in Note 15.

In addition, to reduce the risks related to fluctuations in the exchange rate of the US dollar, the Group uses derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars.

The details of the derivative financial instrument contracts entered into by the Group as of December 31, 2021, January 3, 2021, and December 31, 2019, are as follows:

As of December 31, 2021

	Notional				Average
	amount in			Fair	Strike
Instrument	thousands			Value	Ps./US$	Maturity date

Forwards US Dollar / Mexican Peso	US$	134,050	Ps.	28,193	20.66	Weekly, through October 2022

Total Assets			Ps.	28,193

As of January 3, 2021

	Notional
	amount in		Fair		Contract	Maturity	Rate	Rate
Instrument	thousands		Value		date	date	received	paid

Liabilities:
Interest rate swap	Ps.	353,333	Ps.	32,842	11/15/2018	12/15/2023	TIIE 28 days(1)	8.33%

					Average
					Strike
					Ps./US$	Maturity date
Forwards US Dollar / Mexican Peso	US$	140,325	Ps.	287,452	22.36	Weekly, through October 2021

Total Liabilities			Ps.	320,294

Non-current liability			Ps.	25,179

Total current liability			Ps.	295,115
(2)	As of January 3, 2021, the 28-day TIIE rate was 4.49%.

As of December 31, 2019

	Notional
	amount in		Fair		Contract	Maturity	Rate	Rate
Instrument	thousands		Value		date	date	received	paid

Liabilities:
Interest rate swap	Ps.	50,000	Ps.	19,614	11/15/2018	12/15/2023	TIIE 28 days(1)	8.33%

					Average
					Strike
					Ps./US$	Maturity date
Forwards US Dollar / Mexican Peso	US$	47,690	Ps.	12,695	19.61	Weekly, through October 2020

Total Liabilities			Ps.	32,309

Non-current liability			Ps.	16,754

Total current liability			Ps.	15,555
(1)	As of December 31, 2019, the 28-day TIIE rate was 7.55%.

The impacts in profit or (loss) of the derivative financial instruments for the periods of 2021,2020, and 2019 amounted to gain (loss) of Ps. 330,315, Ps. (287,985) and Ps. (15,680), respectively, which is included in the consolidated and combined statements of comprehensive income in the line item of “unrealized gain (loss) in valuation of derivative financial instruments.”

18.2 Warrants

As part of the merger with DD3 as disclosed in Note 1.d, during 2020, Betterware assumed an obligation that allowed existing warrant holders to purchase (i) a total of 5,804,125 Betterware shares subject to exercise as of April 12, 2020 at a price of is US$ 11.50 per share that would expire on or before March 25, 2025 at the time of redemption or settlement, and (ii) the option to purchase 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. The Company registered the warrants to be traded on OTC Markets, which had an observable fair value.

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

19.Employee benefits

Post-employment benefits –

The Group recognizes the liability and corresponding impacts to profit and loss as well as comprehensive income regarding to the seniority premiums to be paid to its employees. This benefit is determined considering the years of service and the compensation from the employees.

The components of the defined benefit liability for the periods of 2021, 2020 and 2019, are as follows:

a)	Movement in net defined liability –

The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

	2021		2020	2019

Balance at January 01	Ps.	1,678	1,630	1,355

Included in profit or loss:
Current service cost		614	425	424
Interest cost		101	114	123

Net cost of the period		715	539	547

Included in other comprehensive income:
Actuarial loss (gain)		(83)	1,199	(102)
Income tax effect		—	(360)	26

Other:

Benefits paid		(217)	(1,330)	(196)

Balance as of December 31, 2021	Ps.	2,093	1,678	1,630

b)	Actuarial assumptions –

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2021	2020	2019

Financial:
Future salary growth	5.0%	4.0%	4.5%
Discount rate	7.6%	6.1%	7.1%

Demographic:
Number of employees	1,272	1,294	654
Age average	32 years	31 years	35 years
Longevity average	2 years	2 years	3 years

c)	Sensitivity analysis –

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation considering a change of ±0.50% in the discount rate.

	Effects as of		Effects as of	Effects as of
	December 31,		January 03,	December 31,
	2021		2021	2019

Increase / decrease in the discount rate
+ 0.50%	Ps.	156	126	(127)
- 0.50%		(174)	(141)	115

20.Financial instruments

Below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Group as of December 31, 2021, January 3, 2021, and December 31, 2019, as well as the indication of fair value hierarchy level, when applicable:

Accounting classification and fair values

			Fair value
	Amortized		through profit	Fair value
As of December 31, 2021	cost		or loss	hierarchy level

Financial assets -
Trade account receivables, net	Ps.	778,054	—
Trade account receivables from related parties		24	—
Derivative financial instruments		—	28,193	2
Total		778,078	28,193
Financial liabilities -
Accounts payable to suppliers		1,984,932	—
Lease liability		17,880	—
Long term debt		1,510,385	—	—

Total		3,513,197	—

			Fair value
	Amortized		through profit	Fair value
As of January 03, 2021	cost		or loss	hierarchy level

Financial assets -
Trade account receivables, net	Ps.	757,806	—
Total		757,806	—
Financial liabilities -
Debt		629,877	—
Accounts payable to suppliers		2,078,628	—
Lease liability		24,378	—
Derivative financial instruments		—	320,294	2

Total		2,732,883	320,294

			Fair value
	Amortized		through profit	Fair value
As of December 31, 2019	cost		or loss	hierarchy level

Financial assets -
Trade account receivables, net	Ps.	266,938	—
Other receivables		5,867	—
Total		272,805	—
Financial liabilities -
Debt		677,713	—
Accounts payable to suppliers		529,348	—
Lease liability		24,584	—
Derivative financial instruments		—	32,309	2

Total		1,231,645	32,309

Measurements of fair values

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

Market risk

The Group’s activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Group uses derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.
●	Additionally, the Group occasionally used interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives.

See Note 18 for disclosure of the derivative financial instruments entered into for the periods of 2021, 2020 and 2019.

Exchange risk management

The Group undertakes transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s U.S. dollars denominated financial assets and financial liabilities at the reporting date are as follows:

	2021		2020	2019

Assets	US$	10,686	29,559	1,331
Liabilities		(35,148)	(49,570)	(16,095)

Net position	US$	(24,462)	(20,011)	(14,764)
Closing exchange rate of the year		20.5157	19.9352	18.8452

Exchange rate sensitivity analysis

The Group is mainly exposed to variations in the Mexican Peso / the U.S. Dollar exchange rate. For sensitivity analysis purposes, the Group has determined a 10 percent increase and decrease in Ps. currency units against the U.S. dollar (“relevant currency”). The 10 percent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated financial assets/liabilities and adjusts their translation at the year-end for a 10 percent change in foreign currency rates. Given that the foreign exchange currency net position results in a liability, a positive number below indicates an increase in profit where currency units strengthen 10 percent against the relevant currency. For a 10 percent weakening of currency units against the relevant currency, there would be a comparable impact on the net income, and the balances below would be negative.

2021

Impact on net income	Ps.	50,186

Foreign exchange forward contracts

It is the policy of the Group to enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 6 months. Basis adjustments are made to the initial carrying amounts of inventories when the anticipated purchases take place.

See Note 18 with details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract assets and liabilities are presented in the line ‘Derivative financial instruments’ within the consolidated and combined statement of financial position.

The Group has entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. The Group has entered into foreign exchange forward contracts to hedge the exchange rate risk arising from these anticipated future purchases.

Interest rate risk management

During 2020 and 2019, the Group was exposed to interest rate risk from the borrowings at a variable interest rates. The risk is managed by the Group by maintaining an appropriate balance between fixed and variable rate borrowings, and by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies are applied.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

As of December 2021, the Group does not have any SWAP contracted.

Interest rate sensitivity analysis

The sensitivity analyses determined in 2020, ware based on the exposure to interest rates on the reporting date. For floating rate liabilities, the analysis was prepared assuming the amount of the liability outstanding at the reporting date was outstanding during the year. A one per cent increase or decrease was used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been one per cent higher/lower and all other variables would have held constant, the Group’s net income as of January 3, 2021, and December 31, 2019, would decrease/increase by Ps. 6,266 and Ps.1,352, respectively. This is attributable to the Group’s exposure to interest rates on its borrowings as described in Note 15. As of December 31, 2021, the borrowings were prepaid.

Interest rate swap contracts

During the first months of 2021 and prior periods, under interest rate swap contracts, the Group agreed to exchange the difference between fixed and variable rate interest amounts calculated on agreed notional principal amounts. Such contracts enabled the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps in 2020 was determined by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract and was disclosed in Note 18. The average interest rate was based on the outstanding balances at the end of the financial period.

Credit risk management

The Group’s exposure to credit risk is not significant as no customer represents more than 10% of sales and receivables. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy the credit references set out by the Group, can only carry out transactions with the Group through prepayment.

See Note 6 for further details on trade account receivables and the expected credit loss estimate.

Collateral held as security and other credit enhancements

The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to the Group. As of December 31, 2021, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group, arises from the carrying amount of the respective recognized financial assets as stated in the consolidated and combined statement of financial position.

For trade receivables, the Group has applied the simplified approach to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix. Note 6, includes further details on the loss allowance for these assets.

Liquidity risk management

The ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities, and reserve borrowing facilities, by continuously monitoring the forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Details of additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk are set out below

Liquidity maturity analysis

The Group manages its liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities is presented in Note 13 and long-term debt maturities effectives in 2021, 2020 and 2019 are presented in Note 15.

The Group has access to financing facilities as described below. The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines and long-term debt	2021		2020	2019

Amount used	Ps.	1,500,000	626,554	656,459
Amount not used		250,000	297,828	260,500

Total credit lines and long-term debt	Ps.	1,750,000	924,382	916,959

On August 31, 2021, the bank credit lines were liquidated in advance see Note 15.

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

The capital structure of the Group consists of net debt (bonds in 2021 and borrowings in 2020 disclosed in Note 15 after deducting cash and bank balances) and stockholders’ equity of the Group.

21.Stockholders’ equity

Stockholders’ equity as of December 31, 2021, January 3, 2021, and December 31, 2019, by number of shares, is as follows:

	Betterware de	Betterware de México, S.A.P.I. de C.V.
	México, S.A.P.I. de	and BLSM Latino America Servicios,
	C.V.	S.A. de C.V. (1)
	As of December 31,	As of January 03,	As of December 31,
	2021	2021	2019

Fixed capital	10,000	10,000	10,000
Variable capital	37,306,546	36,574,968	8,687,317
	37,316,546	36,584,968	8,697,317
(1)	As of December 31, 2019, for the period ended December 31, 2019, the Group presented combined financial statements including Betterware and BLSM as they were entities under common control. The Group previously prepared combined statements of changes in net parent investment when all periods presented represented the combined results of both entities. As a result of the merger in March 2020, which resulted in BLSM becoming a wholly owned subsidiary of Betterware and the issuance of shares to the existing shareholders of such entities, the Group now prepares consolidated financial statements as of such date. The Group has therefore presented a combined statement of changes in stockholders’ equity for the period ended December 31, 2019, (presenting the net parent investment gross by including contributed capital and retained earnings, rather than net as presented in prior periods), as management believes it is a preferable presentation for comparability purposes with the existing share structure and presentation applicable to the consolidated financial statements as of December 31, 2021, and January 3, 2021, and for the periods ended December 31, 2021, and January 3, 2021.

The capital stock is represented by fully subscribed and paid common shares with no par value, with the exception of fixed capital, for which the par value per share is Ps. 10. The variable capital stock is unlimited. As of December 31, 2021 and January 3, 2021 the Company had 283,403 and 1,015,072 treasury shares.

2021

During the ordinary shareholders’ meeting held on February 18, 2021, a reclassification of Ps.876,518 from share premium account to retained earnings was approved.

On June 21, 2021, the Group issued 731,669 treasury shares in favor to Campalier, related to the long-term incentive plan based on shares with the Executive Chairman of the Board, agreed between shareholders on August 15, 2019 and modified on June 30, 2020.

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

Dividends

2021

On February 18, 2021, the General Shareholders' Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on March 4, 2021. Part of this amount (Ps.180,489) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.57.

On May 12, 2021, the General Shareholders' Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on May 20, 2021. Part of this amount (Ps.180,489) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.57.

On August 13, 2021, the General Shareholders' Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on August 19, 2021. Part of this amount (Ps.183,812) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.38.

On October 29, 2021, the General Shareholders' Meeting approved a payment of dividends in the amount of Ps.350,000, which were paid in cash on November 4, 2021. Part of this amount (Ps.183,812) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.38.

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

Legal reserve

Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the Group is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2021, January 3, 2021, and December 31, 2019, the legal reserve, in pesos, was Ps. 10,679. Ps. 10,679, and Ps. 10,370, respectively and it is included in retained earnings.

22.Share-based payments

As disclosed in Notes 1.f and 2.w, the Group grants a compensation plan based on Betterware’s shares to Executive Chairman and certain key Directors and executives. The plans were granted at the Board of Directors' Meeting on August 15, 2019, and modified July 30, 2020, in which it was established that to obtain the rights to the corresponding shares of the Group, there should be a performance metric based on EBITDA (Earnings before interest, taxes, depreciation and amortization) and their continuance at Betterware, which will be delivered based on the particular compensation plans of each individual.

The effects associated with the award of share-based payments were recognized in the consolidated and combined statement of income and other comprehensive income, with the corresponding effect in stockholders' equity. In May 2021, the conditions of the share-based compensation plan for the Executive Chairman of the Board were met, for which Betterware shares equivalent to 2% were delivered to Campalier.

23.Earnings per share

The amount of basic earnings per share is calculated by dividing the net income for the period attributable to shareholders of the Group’s ordinary shares by the weighted average of the ordinary shares outstanding during the period.

The amount of diluted earnings per share is calculated by dividing the net income attributable to shareholders of the Group's common shares (after adjusting it due to changes in the fair value of warrants recognized at FVTPL in accordance with IFRS 9 in 2020) by the weighted average of the common shares outstanding during the period plus the weighted average number of ordinary shares that would have been issued at the time of converting all diluted potential ordinary shares into ordinary shares.

The following events resulted in the issuance of ordinary shares for the 2021 and 2020 periods:

2021

●	For the year 2021, the share-based payment incentive plans with the Executive Chairman of the Board, certain key Directors and executives, issued by the Group (see Note 22) qualified as a potentially dilutive event, resulting in 20,680 potentially dilutive shares, corresponding to the share-based incentive plan for directors and key executives. The Group issued 731,669 treasury shares during the year related to the share-based incentive plan of the Executive Chairman of the Board; such shares were considered from January 1, 2021, within the calculation of diluted earnings per share for the year ended December 31, 2021.

2020

●	The warrants that DD3 had issued and that were automatically converted into warrants to purchase a total of 5,804,125 shares, exercised by its holders through a cash and cashless basis. The cash exercises resulted in the issuance of 462,130 shares and the cashless exercises in the issuance of 1,457,798 shares.
●	The unit purchase option subject to the warrant contract to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares (see Note 1.e). The purchase option resulted in the issuance of 214,020 Betterware shares, which were excersied on a cashless basis.
●	The effect of warrants and unit purchase options throughout the 2020 and while not exercised in the period qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares are disregarded in the calculation of diluted earnings per share.
●	On 2020, the merger transaction was, which closed on March 13, 2020, between Betterware and DD3 and the subscription and payment of Betterware shares on Nasdaq, were considered on the operation, moreover all Betterware shares issued and outstanding immediately prior to the closing date were canceled and new shares were issued.

Additionally, IFRS requires that the calculation of basic and diluted earnings per share ("EPS") for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares.

As of December 31, 2021, January 3, 2021, and December 31, 2019, Betterware had 37,316,546, 34,451,020 and 30,199,945 outstanding shares, respectively.

The following table shows the income and share data used in the calculation of basic and diluted earnings per share for the periods of 2021, 2020 and 2019:

	2021		2020	2019
Net income (in thousands of pesos)
Attributable to Owners of the Company	Ps.	1,804,590	338,361	472,142

Shares (in thousands of shares)
Weighted average of outstanding shares
Basic		36,974	34,083	30,200
Diluted		37,337	34,383	30,200

Basic and diluted earnings per share:

Basic earnings per share (pesos per share)	Ps.	48.81	9.93	15.63
Diluted earnings per share (pesos per share)		48.33	9.84	15.63

24.Related party balances and transactions

The following balances were outstanding as of December 31, 2021, January 3, 2021, and December 31, 2019:

	2021		2020	2019
Trade accounts receivable from related parties
Fundación Betterware., A.C.	Ps.	24	—	610

	Ps.	24	—	610

Trading transactions –

	2021
	Lease income		Donations
Revenues /expenses to Betterware with:
Fundación Betterware., A.C.	Ps.	42	920

Remuneration of key management personnel –

Key management personnel compensation comprised short-term employee benefits of Ps. 42,170, Ps.37,713 and Ps.34,540 as of December 31, 2021, January 3, 2021, and December 31, 2019, respectively. Compensation of the Group’s key management personnel includes salaries and non-cash benefits. No long-term employee benefits were paid to key management personnel during 2021, 2020 and 2019.

25.Revenue and operating expenses

Revenue –

Revenue recognized in the 2021, 2020 and 2019 periods, is generated in Mexico. A disaggregation per home product is as follows:

	2021		2020	2019

Kitchen and food preservation	Ps.	3,274,245	2,532,420	1,229,148
Home solutions		2,312,675	1,456,666	529,551
Bedroom		1,603,930	826,965	275,722
Bathroom		1,214,524	842,724	441,093
Laundry & Cleaning		823,880	828,473	318,782
Tech & mobility		767,614	773,160	290,366
Internet, telephone services and equipment		19,030	—	—
Interest income		12,498	—	—
Clothes and shoes		11,272	—	—

	Ps.	10,039,668	7,260,408	3,084,662

Contract balances

As of December 31, 2021, January 3, 2021, and December 31, 2019, the Group did not identify significant costs to obtain/fulfill a contract that are required to be capitalized as an asset. Consequently, the Group did not perform any analysis in order to identify possible impairment losses. See Note 6 about the expected credit loss model applicable to all financial assets measured at amortized cost.

Operating expenses –

Operating expenses by nature, for the periods of 2021, 2020 and 2019 are as follows:

	2021		2020	2019

Cost of personnel services and other employee benefits	Ps.	621,519	564,213	423,956
Promotions for the sales force		503,291	172,177	26,311
Distribution costs		463,762	331,023	121,155
Sales catalog		425,814	247,250	128,687
Packing materials		201,006	112,512	58,361
Impairment loss on trade accounts receivables		198,495	57,627	22,512
Events, marketing and advertising		109,822	19,237	37,848
Depreciation and amortization		82,122	43,688	38,394
Commissions and professional fees		69,954	61,403	13,577
Rent expense		52,660	22,451	17,663
Bank fees		34,335	23,965	15,436
Travel expenses		11,258	13,522	18,835
Other		201,758	179,987	68,853

	Ps.	2,975,796	1,849,055	991,588

26.Segment information

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

27.Contingencies

The Group is a subject to various legal actions in the normal course of its business.  The Group is not involved in or threatened by proceedings for which the Group believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its consolidated and combined financial position, results of operations and cash flows.

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

On August 12, 2014, the International Inspection Administration "4" (“AFI”, for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT” for its acronym in Spanish), requested information regarding the Group’s 2010 income tax filing, which was provided at that time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”) regarding the SAT’s review. On March 2, 2017, the SAT notified the Group about certain issues on which an agreement was not reached. As a result, the Group filed a lawsuit for annulment before the SAT’s resolution, which is in progress as of the date of issuance of these consolidated and combined financial statements. Based on the evaluation of the Group’s Management, tax liabilities are not expected to arise as a result of this matter. As of December 31, 2021, the maximum exposure was considered not significant.

28.Subsequent events

In the preparation of the consolidated and combined financial statements, the Company has evaluated the events and transactions for their recognition or disclosure subsequent to December 31, 2021, and until April 28, 2022 (date of issuance of the consolidated and combined financial statements), and except as noted below, has not identified subsequent significant events:

On January 18, 2022, Betterware entered into an agreement to acquire 100% of JAFRA´s (“JAFRA”) operations in Mexico and United States from the Vorwerk Group based in Germany for a total cash consideration of US$255,000 equivalent to Ps.5,355,000. JAFRA is a leading global brand in direct sales in the Beauty and Personal Care (B&PC) industry with a strong presence in Mexico and the United States with 443,000 independent leaders and consultants who sell unique products. The JAFRA Acquisition was approved by the Federal Economic Competition Commission (“COFECE”) on March 24, 2022, and consummated on April 7, 2022. The funds necessary to pay the purchase price under the JAFRA Acquisition were obtained from (i) a long-term syndicated loan of US$225,000, and (ii) US$30,000 from operating cashflow of the Company.

On February 11, 2022, a dividend payment of Ps. 350,000, paid on March 3, 2022, was approved at the Ordinary General Shareholders’ Meeting.

On March 28, 2022, the Ordinary General Assembly of Shareholders of GurúComm, S.A.P.I. approved the retirement of Betterware as a shareholder. Then, 55,514 subscribed and paid shares were reimbursed, and 37,693 subscribed and unpaid shares were canceled. Betterware retired its investment because the business was not growing according to shareholder expectations, and the return on investment would take more years than anticipated. The financial effect that this transaction had at consolidated level was a loss of Ps.14,648.

As of the date of the consolidated and combined financial statements, the Company has repurchased 72,626 shares amounted Ps. 25,321, according to the program approved on September 10, 2021, by the Board, which states that it would be possible to repurchase up to US$ 50,000 until December 31, 2022.

29.Authorization to issue the consolidated and combined financial statements

On April 28, 2022, the issuance of the Group’s consolidated and combined financial statements was authorized by Andrés Campos, Chief Executive Officer, and Diana Jones, Chief Financial Officer.

* * * * * *