Form 20-F
period 2022-12-31
BETTERWARE DE MEXICO, S.A.P.I. DE C.V
filed 2023-05-15
CIK 1788257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Period Ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,316,546 Ordinary Shares, as of December 31, 2022.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

☒ Yes  ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The forward-looking statements are based on the current expectations of the management of the Company (See “Presentation of Financial Information”), as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Given these uncertainties, you should not rely upon forward looking statements as predictions of future events. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the Securities and Exchange Commission (“SEC”) by Betterware and the following:

●	the inability to profitably expand into new markets;

●	the possibility that the Group may be adversely affected by external economic, business and/ or competitive factors;

●	operational risk;

●	financial performance;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Group’s resources;

●	changes in our investment commitments or our ability to meet our obligations thereunder;

●	natural disaster-related losses which may not be fully insurable;

●	epidemics, pandemics and other public health crises, particularly the COVID-19 pandemic;

●	geopolitical risk and changes in applicable laws or regulations;

●	fluctuations in exchange rates between the peso and the U.S. dollar; and

●	changes in interest rates or foreign exchange rates.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

CERTAIN CONVENTIONS

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.), a Mexican sociedad anónima promotora de inversión de capital variable, was incorporated under the laws of Mexico in 1995. Unless otherwise stated or unless the context otherwise requires, the terms (i) “we,” “us,” “our,” “Company,” the “Group” refer to Betterware de México, S.A.P.I. de C.V. and subsidiaries on a consolidated basis, (ii) “Betterware,” “BTW,” “BWM” and “BW” refer to Betterware de México, S.A.P.I. de C.V. on a standalone basis, and (iii) “JAFRA” or “Jafra” refers to Jafra Cosmetics International, Inc., Jafra Mexico Holding Company, B.V., Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V. and Distribuidora Venus, S.A. de C.V., on a consolidated basis. See “Company Information—Organizational Structure.”

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of December 31, 2022 and 2021, and for the year ended December 31, 2022 (the “2022 period”) and 2021 (the “2021 period”), and the 53 weeks ended January 3, 2021 (the “2020 period”) (collectively, our “Audited Consolidated Financial Statements”).

Until and including the 2020 period, Betterware’s financial year was a 52- or 53-weeks period ending on the Sunday nearest to December 31. However, due to the fact that in 2021 Betterware issued debt on the Mexican Stock Exchange and in order to comply with the Mexican General Corporate Law, our financial period is required to end on the last day of the calendar year. Therefore, the financial information for the 2022 and 2021 periods is presented as of December 31, 2022 and December 31, 2021, respectively, and for the years then ended. The comparative financial year of 2020 consisted of 53 weeks ended on January 3, 2021, but was not adjusted to calendar year because the effects of the change are not significant.

During the preparation of the Company’s consolidated financial statements as of and for the 2022 period, management concluded that certain prior year errors that were deemed to be immaterial, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the 2021 period under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the current year financial statements because to do so would cause a material misstatement in those financial statements. Due to the decrease in profit before taxes from 2021 to 2022, materiality levels in the 2022 period for accounting purposes decreased to approximately half of the materiality levels established in the 2021 period. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as an immaterial restatement of the prior year financial statements the next time those financial statements are filed. See “Operating and Financial Review and Prospects—Previously Issued Financial Statement Corrections.”

For purposes of this annual report, the term fiscal year is synonymous with financial year and refers to the periods covered by our Audited Consolidated Financial Statements.

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements for the 2022 period have been audited by PricewaterhouseCoopers, S. C. (“PWC”), and independent registered public accounting firm, whose report dated May 15, 2023, is also included in this annual report. Our Audited Consolidated Financial Statements for the 2021 and 2020 periods were audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited (“Deloitte”), an independent registered public accounting firm, whose report dated April 28, 2022, is also included in this annual report.

The Audited Consolidated Financial Statements include the position and results of operations of the Group formed by Betterware, BLSM Latino America Servicios, S.A. de C.V. (“BLSM”), GurúComm, S.A.P.I. de C.V., Innova Catálogos, S.A. de C.V., Programa Lazos, S.A. de C.V., Betterware de Guatemala, S.A., Finayo, S.A.P.I. de C.V. SOFOM ENR, and JAFRA (See “The Business Combination—Organizational Structure”). The transactions, balances and unrealized gains or losses arising from intra-group transactions have not been considered for the preparation of the Audited Consolidated Financial Statements.

Our Audited Consolidated Financial Statements are presented in thousands of Pesos.

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

The Group believes that this non-IFRS financial measure is useful to investors because (i) The Group uses this measure to analyze its financial results internally and believes it represents a measure of operating profitability and (ii) this measure will serve investors to understand and evaluate the Group’s EBITDA and provide more tools for their analysis as it makes the Group’s results comparable to industry peers that also use this metric. See “Operating and Financial Review and Prospects—Operating Results—Reconciliation Of Non-IFRS Measures.”

The Business Combination

The Initial Public Offering

On October 16, 2018, DD3 Acquisition Corp., a British Virgin Islands company (“DD3”), consummated its initial public offering of 5,000,000 units and on October 23, 2018, the underwriters for DD3’s initial public offering purchased an additional 565,000 units pursuant to the partial exercise of their over-allotment option. The units in DD3’s initial public offering were sold at an offering price of US$10.00 per unit, generating total gross proceeds of US$55,650,000.

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

Betterware’s Restructure

Following the execution of the Combination and Stock Purchase Agreement, on February 21, 2020, Betterware’s shareholders approved, a corporate restructure in Betterware (the “Betterware Restructure”) which implied, among other things (i) Betterware’s by-laws amendment in order to issue Series C and Series D non-voting shares, and (ii) a redistribution of Betterware’s capital stock as follows: (a) fixed portion of Betterware’s capital stock represented by 3,075,946, Series A, ordinary voting shares, and (b) the variable portion of Betterware’s capital stock represented by (x) 1,961,993, Series B, ordinary voting shares, (y) 897,261, Series C, ordinary non-voting shares (“Series C Shares”), and (z) 168,734, Series D, ordinary non-voting shares (“Series D Shares”). In addition, Strevo transferred one Series A ordinary voting share of Betterware to Campalier (the “Campalier Share”), which remained under certain Share Pledge Agreement, dated July 28, 2017, entered between Strevo, as pledgor, MCRF P, S.A. de C.V. SOFOM, E.N.R. (“CS”), as pledgee, and Betterware.

Immediately after consummation of Betterware Restructure and the transfer of the Campalier Share to Campalier, Forteza indirectly, through Banco Invex, S.A., Invex Grupo Financiero (“Invex”), as trustee of the irrevocable management and security trust No. 2397 (the “Invex Security Trust”), dated March 26, 2016, owned approximately 38.94% of the outstanding common stock of Betterware, and Campalier indirectly, through the Invex Security Trust, owned approximately 61.06% of the outstanding common stock of Betterware.

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

Upon such transfer to the Invex Security Trust, Betterware’s shareholders approved (i) the sale of all or a portion of such Betterware’s Series C and Series D shares to DD3 Acquisition Corp., S.A. de C.V. (the “DD3 Acquisition”), (ii) the Merger, (iii) the amendment of Betterware’s by-laws to become a sociedad anónima promotora de inversion de capital variable, (iv) the increase of Betterware’s capital stock by MX$94,311,438.00, through the issuance of 2,211,075 ordinary shares, without nominal value, subscribed by the shareholders of DD3 Acquisition Corp., S.A. de C.V., and (v) the increase of Betterware’s capital stock by MX$872,878,500.00 through the issuance of 4,500,000 ordinary treasury shares without nominal value, offered for subscription and payment under Betterware’s public offering in the U.S. completed and filed with the SEC under our Registration Statement on Form F-1, which became effective on January 22, 2020. On March 10, 2020, Betterware’s corporate name changed from Betterware de México, S.A. de C.V. to Betterware de México, S.A.P.I. de C.V.

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

On July 14, 2020, Betterware’s corporate name changed from Betterware de México, S.A.P.I. de C.V. to Betterware de México, S.A.B. de C.V. For purposes of this annual report, the Merger, the Betterware Restructure and all related actions undertaken in connection thereto are referred to as the “Business Combination.”

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

v

On the Closing date, 2,040,000 shares of Betterware offered for subscription and payment under Betterware’s public offering in the U.S. on the Nasdaq were subscribed and paid for by various investors.

As part of the Merger, Betterware assumed an obligation that granted existing warrant holders the option to purchase (i) a total of 5,804,125 Betterware shares at a price of US$11.50 per share that would expire on or before March 25, 2025, and (ii) a total of 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. Betterware registered the warrants to be traded on OTC Markets, which had an observable fair value. The following events occurred in 2020 as part of the warrants agreement:

(i)	During July and August 2020, Betterware repurchased 1,573,888 warrants. During August and October 2020, 895,597 warrants were exchanged for 621,098 shares, of which, 462,130 warrants were settled on a cash basis by exchanging 1 warrant for 1 share at a price of US$11.44 for share, which resulted in receiving cash by an amount of Ps.116,419. The remaining 433,467 warrants were exchanged on a cashless basis by exchanging 1 warrant for 0.37 shares.

(ii)	In September 2020, the purchase option of units was exercised by their holders on a cashless basis, which resulted in the issuance of 214,020 Betterware shares.

(iii)	Additionally, in October 2020, and as part of the terms of the warrant agreement, Betterware exercised the redemption of the warrants on a cashless basis by exchanging 3,087,022 warrants for 1,142,325 of Betterware’s shares. A total of 8,493 public warrants were not exercised by their holders during the redemption period that expired on November 9, 2020, therefore, they were paid by Betterware for a price of US$0.01 per warrant.

(iv)	In December 2020, holders exercised a total of 239,125 private warrants on a cashless basis and exchanged for 156,505 of Betterware’s shares.

(v)	As of the January 3, 2021, the warrant holders redeemed all of the outstanding warrants and purchase option of units and Betterware recognized a loss for the increase in the fair value of the warrants of Ps.851,520, which was recognized under the heading “Loss in valuation of warrants” in the consolidated and combined statement of profit or loss. As of the date of this annual report, all of the warrants have been redeemed.

On August 2, 2021, Betterware’s corporate name changed from Betterware de México, S.A.B. de C.V. to Betterware de México, S.A.P.I. de C.V.

The Forteza Merger

On December 14, 2020, Betterware and Forteza (Betterware’s shareholder), entered into a merger agreement pursuant to which Forteza agreed to merge with and into Betterware, surviving Betterware as the acquiror (the “Forteza Merger”). On December 16, 2020, the merger was consummated. Consequently, shares in Betterware were delivered to Forteza’s shareholders in proportion to their shareholding in Betterware, without implying an increase in our share capital or in the total number of outstanding shares of Betterware.

Other Transactions during 2020

On December 3, 2020, we acquired 70% of the shares of Betterware de Guatemala, S.A., a company focused on the distribution of our line of products and providing home solutions in Guatemala.

On December 16, 2020, in conjunction with Finvek Advisors, S.A. de C.V., we incorporated Programa Lazos, S.A. de C.V. (“Programa Lazos”), focused on granting loans and financial leasing or financial factoring operations in Mexico. We own 70% of the voting shares of Programa Lazos.

Other Transactions during 2021 and Subsequent Events during 2022

On March 12, 2021, Betterware entered into an agreement to acquire 60% of GurúComm, S.A.P.I. de C.V. (“GurúComm”), for Ps.45 million. GurúComm is a mobile virtual network operator and communications software developer, with an enterprise value of Ps.75 million (approximately US$3.5 million). On March 28, 2022, the shareholders of GurúComm approved, and Betterware agreed to, the redemption of the shares owned by Betterware in GurúComm. Therefore, the 55,514 shares that had been previously fully subscribed and paid by Betterware were redeemed. The additional 37,693 shares that were subscribed but not yet paid, were canceled. GurúComm’s redemption and Betterware’s investment withdrawal was mainly due to the fact that the business was not growing according to shareholders expectations, and consequently, Betterware’s investment return would take longer than anticipated. The financial impact that the redemption transaction had at a consolidated level was a loss in sale of shares of Ps.16.6 million.

Until June 30, 2021, BLSM (formerly a related party of Betterware) provided administrative, technical, and operational services to Betterware. On July 1, 2021, all of BLSM’s employees were transferred to Betterware, without having a material impact on a consolidated basis.

On July 22, 2021, Betterware entered into an agreement to acquire 70% of Innova Catálogos, S.A. de C.V. (“Innova”), for Ps.5 million. Innova focuses on purchase and sale of clothing, footwear and accessories. On November 18, 2022, we withdrew our investment and cancelled all of the 238 subscribed and paid shares that we held in Innova. The investment withdrawal and the redemption of Betterware’s shares in Innova was mainly due to the fact that the business was not growing according to shareholders expectations. The financial impact that the redemption transaction had at a consolidated level was a loss in sale of shares of approximately Ps.5 million.

On March 25, 2021, Betterware and Programa Lazos, S.A acquired 2% and 98%, respectively, of the shares of Finayo, S.A.P.I. de C.V., a Mexican sociedad anónima promotora de inversión de capital variable for the aggregate purchase price of Ps.1.1 million. Finayo, S.A.P.I. de C.V. focuses on granting loans, financial leasing and factoring operations.

The JAFRA Acquisition

On January 18, 2022, Betterware entered into a stock purchase agreement to acquire the operations of Jafra Cosmetics International, Inc. and Jafra Mexico Holding Company, B.V. in Mexico and the United States from the Vorwerk Group based in Germany for a total cash consideration of US$255 million (equivalent to Ps. 5,355 million), on a debt and cash-free basis (the “JAFRA Acquisition”). See “Company Information—Organizational Structure.”

JAFRA is a leading global company in direct sales in the beauty and personal care (B&PC) industry with strong presence in Mexico and the United States through independent leaders and consultants who sell JAFRA’s unique products. The JAFRA Acquisition was approved by the Federal Economic Competition Commission on March 24, 2022, and consummated on April 7, 2022. The funds necessary to pay the purchase price, and other associated expenses, under the JAFRA Acquisition were obtained from (i) a long-term syndicated loan of Ps.4,499 million, and (ii) US$30 million from available cash of Betterware. See “Indebtedness—Long Term Syndicated Credit Line.”

As of the date of this annual report and as consequence of the transactions described before, the total number of outstanding shares of the Company is 37,316,546.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this annual report, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this annual report were obtained from internal surveys, market research, governmental and other publicly available information, and independent industry publications. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys, and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

An investment in our Ordinary Shares carries a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included in this annual report, before making a decision to invest in our ordinary shares. The risks described below are those which the Group believes are the material risks that it faces. Some statements in this annual report, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business

If we are unable to retain our existing, or recruit new, independent distributors, leaders and consultants, our results of operations could be negatively affected.

We distribute almost all of our products through our independent distributors, leaders and consultants, and we depend on them directly for the sale of our products. We experience high turnover among distributors, leaders and consultants from year to year since they can terminate their services at any time. As a result, we need to make significant efforts to retain existing and recruit or attract others.

To increase our revenue, we must increase the number and/or the productivity of our distributors, leaders and consultants. The number and productivity of our distributors, leaders and consultants also depends on several additional factors, including:

●	adverse publicity regarding of any company of the Group, our products or our distribution channel;

●	aggressive new competitors in the market looking to increase their market share;

●	failure to motivate our distributors, leaders and consultants with new products;

●	failure to provide an attractive compensation plan for distributors, leaders and consultants;

●	issues with our new product’s quality;

●	the public’s perception of our products;

●	competition for distributors, leaders and consultants from other direct selling companies;

●	the public’s perception of our distributors, leaders and consultants, and direct selling businesses in general; and

●	general economic and business conditions.

Our operations would be harmed if we fail to generate continued interest and enthusiasm among our distributors, leaders and consultants or we fail to attract new, or if our distributors, leaders and consultants are unable to operate due to internal or external factors.

The number of our active distributors, leaders and consultants, may not increase and could decline in the future. Our operating results could be harmed if existing and new business opportunities and products do not generate sufficient interest to retain existing distributors, leaders and consultants recruit new of them.

The loss of key high-level distributors, leaders or consultants could negatively impact our growth and our revenue.

As of December 31, 2022, BWM had approximately 778,845 active associates and 39,413 distributors, and JAFRA had approximately 492,191 and 21,385 active consultants and leaders, respectively. BWM’s distributors and JAFRA’s leaders and consultants, together with their extensive networks of downline distributors or leaders, account for an important part of our net revenue. As a result, the loss of a high-level distributors, leaders or consultants, could negatively impact our network growth and our net revenue.

A decline in our customers’ purchasing power or consumer confidence or in customers’ financial condition and willingness to spend could materially and adversely affect our business.

The sale of our products strongly correlates to the level of consumer spending generally, and thus is significantly affected by the general state of the economy and the ability and willingness of consumers to spend on discretionary items. Reduced consumer confidence and spending generally may result in reduced demand for our products and limitations on our ability to maintain or increase prices. A decline in economic conditions or general consumer spending in any of our major markets could have a material adverse effect on our business, financial condition and results of operations.

Failure to successfully develop new products could harm our business.

An important component of our business is our ability to develop new products that create enthusiasm among our customers. If we fail to introduce new products planned for the future, our distributors, leaders and consultants’ productivity could be harmed. In addition, if our new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

We depend on multiple contract manufacturers mostly located in China, and the loss of the services provided by any of our manufacturers could harm our business and results of operations.

We outsource product manufacturing to third-party contractors located mainly in China. During the 2022 period, products supplied by Chinese manufacturers accounted for approximately 93% of BWM’s revenues.

If these suppliers have unscheduled downtime or are unable to fulfill their obligations under these manufacturing agreements because of political or regulatory restrictions, equipment breakdowns, labor strikes, natural disasters, health diseases or health epidemics, such as the COVID-19 pandemic, or any other cause, this could adversely affect our overall operations and financial condition.

Also, although we provide all of the formulations used to manufacture our products, we have limited control over the manufacturing process itself. As a result, any difficulties encountered by the third-party manufacturer that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis, due to, for instance, sanctions or blocks imposed to Chinese products, could have a material adverse effect on our business, financial condition and operating results

Disruptions or delays at our facility in Queretaro, Mexico could have a material adverse effect on our business, particularly with respect to the beauty and personal care segment.

Our facility in Queretaro, Mexico, manufactures a substantial portion of the products of our beauty and personal care segment, which accounts 85% of JAFRA sales, and as of December 31, 2022 represented 38% of our total sales at a consolidated level. Significant unscheduled downtime or a reduction in capacity at this facility, whether due to equipment breakdowns, power failures, natural disasters (due to climate change or otherwise), pandemics (including COVID-19), weather conditions hampering delivery schedules, shortages of raw materials and products, technology disruptions or other disruptions, including those caused by transitioning manufacturing across these facilities, or any other cause could have a material adverse effect on our ability to provide products to our leaders, consultants and customers, which could have a material adverse effect on our sales, business, prospects, reputation, results of operations, financial condition and/or cash flows.

Additionally, some of our employees at this facility are members of labor unions. In the past, we have experienced labor-union related work strikes in Mexico which have affected our operations. Also, negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

Volatility in costs, along with delays and disruptions in the supply of materials and services, as a result of the recent global supply chain disruptions, could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

We purchase raw materials, including essential oils, alcohols, chemicals, containers and packaging components, from various third-party suppliers. Substantial cost increases delays and the unavailability of raw materials or other commodities, as a result of continued global supply chain disruptions, and higher costs for energy, transportation and other necessary services have adversely affected and may continue to adversely affect our beauty and personal care segment profit margins if we are unable to wholly or partially offset them, such as by achieving cost efficiencies in its supply chain, manufacturing and/or distribution activities. In addition, we purchase certain finished goods, raw materials, packaging and other components from single-source suppliers or a limited number of suppliers and if we are required to find alternative sources of supply, these new suppliers may have to be qualified under applicable industry, governmental and Company-mandated vendor standards, which can require additional investment and be time-consuming.

Any significant disruption to our manufacturing or sourcing of products or raw materials, packaging and other components for any reason (including the continued global supply chain disruptions) could materially impact our inventory levels and interrupt and delay our supply of products to its leaders and consultants. Such events, if not promptly remedied, could have a material adverse effect on our business, prospects, reputation, results of operation, financial condition and/or cash flows.

Competition could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

The markets in which we operate are competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have greater name recognition and financial resources than we have, which may give them a competitive advantage.

We compete against a number of multi-national manufacturers, some of which are larger and have substantially greater resources than us, and which may therefore have the ability to spend more aggressively than us on new business acquisitions, research and development activities, technological advances to evolve in their e-commerce capabilities and advertising, promotional, social media and/or marketing activities and have more flexibility than us to respond to changing business and economic conditions.

Also, our products compete directly with branded, premium retail products. We currently do not have significant patent or other proprietary protection, and competitors may introduce products with the same ingredients that we use in our products.

We also compete with other companies for distributors, leaders and consultants. Some of these competitors have a longer operating history, better name recognition and greater financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our business strategies. Consequently, to successfully compete in this market and attract and retain distributors, leaders and consultants, we must ensure that our business opportunities and compensation plans are financially rewarding. We may not be able to continue to successfully compete in this market for distributors, leaders and consultants, which would ultimately, affect our business operations.

If the industry in which we operate, our business or our products are subject to adverse publicity, our business may suffer.

We are very dependent upon our distributors, leaders, consultants and the general public perception of the overall integrity of our business, as well as the safety and quality of our products and similar products distributed by other companies. The number and motivation of our distributors, leaders and consultants and the acceptance by the general public of our products may be negatively affected by adverse publicity regarding:

●	the legality of network-marketing systems in general or our network-marketing system specifically;

●	the safety and quality of our products;

●	regulatory investigations of our products;

●	the actions of our distributors, leaders and consultants;

●	management of our distributors, leaders and distributors; and

●	the direct selling industry.

Any event that negatively affects the general public perception of our industry, business or products could have a material effect in our results of operations.

Failure of our technology initiatives to create sustained enthusiasm in our distributors, leaders and consultants and incremental cost savings could negatively impact our business.

We constantly develop and implement strategies to continue using technology to attract distributors, leaders and consultants and provide them new technology to facilitate taking orders of our products. In certain demographic markets, we have experienced some success implementing our technology strategies to improve our operating efficiency. However, any cost savings from our technology strategies may not prove to be significant, or we may not be successful in adapting and implementing these strategies to other markets in which we operate. This could result in our inability to service our distributors, leaders and consultants in the manner they expect, which could ultimately affect our results of operations.

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

Information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. However, our security framework allows us to minimize and manage these risks through the use of enabling technologies such as, but not limited to, firewalls, mail & web filtering, end point protection, antivirus and anti malware, access lists, encryption and hardening.

In addition, our business operations routine involves gathering personal information about vendors, distributors, leaders, consultants, customers and employees among others, through the use of information technologies. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people’s personal information to unauthorized use. Any such event could give rise to a significant potential liability and reputational harm.

During 2022 and 2021, BWM encountered an increased number of non-material phishing attempts which consisted of fake e-mails requesting minor payments and/or confidential information and e-mails with malicious files successfully quarantined and contained as well as sporadic attempted attacks, minor and unsuccessful, on our infrastructure. None of these attempts were material nor had any major consequences for our operations or our customers. However, we cannot guarantee any future events will not affect our operations or customers. We are constantly seeking to improve and strengthen our security strategy by aligning it with Security Frameworks and Best Practices such as NIST and ISO 27000.

During 2021 (prior to consummation of the JAFRA Acquisition), JAFRA received various attacks with at least one impacting IT servers such as email, SharePoint, and other Information Technology support services. None of these attacks affected our core servers or our customers’ personal information. In 2022, JAFRA implemented a Security Operation Center for purposes of identifying and preventing cybersecurity attacks. This Security Operation Center has prevented a considerable number of incidents such as: ransomware attacks (nine in total), malware execution via USB, malicious URLs, malicious content from email, various JAFRA account login attempts and phishing. No attacks were materialized during the 2022 period. We expect align JAFRA’s operations with the NIST CSF and ISO 27000 frameworks.

Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing our business, operations, personnel or assets in multiple jurisdictions is challenging and costly. Management may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labor practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact our financial and operational performance.

Our distributors, leaders and consultants are independent contractors and not employees. If regulatory authorities were to determine, however, that our distributors leaders and consultants are legally our employees, we could have significant liability under social benefit laws.

Distributors, leaders and consultants are self-employed and are not our employees. Periodically, the question of the legal status of our distributors, leaders and consultants has arisen, usually with regard to possible coverage under social benefit laws that would require us to make regular contributions to social benefit funds. We cannot guarantee there will not be a future judicial or administrative determination adverse to the current criteria, which would substantial and materially adversely affect our business and financial condition.

Inflation could adversely affect our business and results of operations.

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation has caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Goodwill, property, plant and equipment and intangible assets represent a significant portion of the Group’s statement of financial position, and our operating results may suffer from possible impairments.

Goodwill, property, plant and equipment and intangible assets in our statement of financial position derived from past business combinations carried out by the Group, are further explained in the notes to the consolidated financial statements located elsewhere in this annual report. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Property, plant and equipment and intangible assets with definite useful lives are tested for impairment whenever there is an indication that these assets may be impaired. In the case of an impairment, we will recognize charges to our operating results based on the impairment assessment processes. In addition, future acquisitions may be made by the Group and a portion of the purchase price of these acquisitions may be allocated to acquired goodwill, property, plant and equipment and intangible assets. An impairment on property, plant and equipment or goodwill of acquired businesses could have a material adverse effect on our financial condition and results of operations.

The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, has had and may continue to have a negative impact on our gross margins and in our results of operation.

In late December 2019, a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The COVID-19 pandemic has resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, such as the U.S., China, Italy, Spain and Mexico which had forced extended shutdowns of certain businesses in certain regions.

Our operations were not interrupted as a result of the COVID-19 pandemic in 2021 and 2020. However, during 2022, after the COVID-19 pandemic effects eased, we suffered a decline in the number of associates and distributors due to the contraction of the market size for home goods and in consumer spending. Consequently, our net revenue related to our home organization segment decreased by 37.0%.

Also, as consequence of the COVID-19 pandemic, we faced external headwind as supply chain disruption in China, specifically increases in sea freight prices and the rationing of energy, has caused partial and total shutdowns of some factories. If these events continue, our results of operations could be negatively impacted. We cannot predict future events that could disrupt our supply chain.

Although impact of COVID-19 pandemic has eased as restrictions have been or are being lifted in most of the countries we operate, the continuing impact of COVID-19 pandemic remains uncertain and may continue to affect our operations and the markets in which we operate, for so long as the health crisis and the virus impact continues, including the emergence of new strains such as the Omicron or Delta variant, of the virus arise.

Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

As of December 31, 2022, our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Our results conclude thar we did not design and maintain effective controls over the (i) business combination transaction process; (ii) period-end financial reporting and consolidation process; and (iii) certain information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements.

We are in the process of implementing several measures to strength our internal control over financial reporting such as the deployment of IT applications to enable and automate the consolidation and ITGC process. For details of the controls and remediation plan, see “Item 15—Controls and Procedures—Disclosure Controls and Procedures.”

In 2021, the Company changed its status from an emerging growth company to an large accelerated filer, and during 2022 the Company change its status again to an accelerated filer. Therefore, the Company keep working and improving about the implementation of a formal internal control over financial reporting program based on a top-down risk assessment to validate the existence of controls over significant, accounts, processes, applications and IT environments. See “Disclosure Controls and Procedures—Control and Procedures.”

If we fail to establish and maintain proper and effective internal controls over financial reporting or adequately resolve our existing material weaknesses, our results of operations and our ability to operate our business may be harmed.

Our controlling shareholder may have interests that conflict with your interests.

As of the date of this annual report, Campalier owns approximately 53.65% of our outstanding Ordinary Shares. As the controlling shareholder, Campalier may take actions that are not in the best interests of the Group’s other shareholders. These actions may be taken in many cases even if they are opposed by the Group’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Group.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, Nasdaq or other relevant regulatory authorities.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and the Nasdaq listing guidelines. Application of these laws, regulations and guidelines may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment, requires the commitment of significant financial and managerial resources. We also expect the regulations to increase our legal and financial compliance costs, making it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly.

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

Our revenue and profitability may be affected if we fail to acquire new companies or integrate those that we have already acquired, such as JAFRA.

We consider acquisitions a useful instrument to complement our organic growth. We opportunistically explore acquiring other businesses and assets, such as the JAFRA Acquisition.

However, we may face financial, managerial and operational challenges, including diversion of management attention and resources needed for existing operations, difficulties with integrating acquired businesses, such as JAFRA, integration of different corporate cultures, increased expenses, potential dilution of our brand, assumption of unknown liabilities, potential disputes with the sellers and the need to evaluate the financial systems of and establish internal controls for acquired entities. Further, we seek out acquisitions of companies that maintain the same high quality standards that we maintain, and if we misjudge or overestimate products quality standards, we may not be able to use these products or implement the strategies that were the primary reason for the corresponding acquisition, such as may be the case with the JAFRA Acquisition, which would lead to a significant loss both financially and in time spent by our teams trying to integrate the products or implement the strategy.

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

Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

As of December 31, 2022, we had Ps.6,441 million of outstanding indebtedness (current and non-current borrowings, and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Mexican economies could materially adversely affect our business. We may also incur additional working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

●	limitations on our ability to obtain additional debt financing sufficient to fund growth, such as working capital and capital expenditures requirements or to meet other cash requirements, in particular during periods in which credit markets are weak;

●	a downgrade in our credit ratings;

●	a limitation on our flexibility to plan for, or react to, competitive challenges in our business and industry;

●	the possibility that we are put at a competitive disadvantage relative to competitors with less debt or debt with more favorable terms than us, and competitors that may be in a more favorable position to access additional capital resources and withstand economic downturns;

●	limitations on our ability to execute business development activities to support our strategies or ability to execute restructuring as necessary; and

●	limitations on our ability to invest in recruiting, retaining and servicing our distributors, leaders and consultants.

Certain of our indebtedness contain customary covenants, including, among other things, limits on the ability of the company and any restricted subsidiary to, subject to certain exceptions, incur liens, incur debt, merge, consolidate or dispose of all or substantially all of its assets.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which we are subject to tax regularly enact reforms to the tax and other assessment regimes to which we, our distributors, leaders and consultants, and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business directly or indirectly (e.g., by affecting the business of our consultants and representatives).

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions. These and any other possible future changes in tax policy laws in the countries where we are subject to tax may adversely affect our business, financial condition and results of operations.

We are subject to environmental laws and regulations risks that could affect our operations and results of operations

Our operations are subject to a wide range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly rigorous environmental protection standards. According to Mexican General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y la Protección al Ambiente or LGEEPA in Spanish), organizations must comply with the following, among others: (i) guarantee the human right of every person to a healthy environment for their development and well-being; (ii) the preservation, restoration and improvement of the environment; (iii) the preservation and protection of biodiversity, as well as the establishment and administration of protected natural areas; (iv) the sustainable use, preservation and, where appropriate, restoration of soil, water and other natural resources, so that they are compatible for obtaining economic benefits and the activities of society with the preservation of the ecosystems; and (v) prevention and control of air, water and soil pollution, among others. The establishment of these controls and security measures exposes us to a risk of significant environmental costs and responsibilities, such as taxes, investment in equipment and technology, investment in spaces for development and well-being, fines and penalties. In addition, we are exposed to the fact that, over time, these laws and regulations may become more stringent over existing ones, which could lead to the imposition of new risks and costs resulting in a decrease in our profitability.

Environmental requirements can restrict trade which could lead to increased transportation and import costs for the products we sell to our customers.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us. See “Company Information—Environment, Social and Governance.”

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, and customers and consumers may choose to stop purchasing our products, which could have a material adverse effect on our reputation, business or financial condition.

Our products are subject to federal, state and international regulations that could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Our business is subject to numerous laws, regulations and trade policies. We are subject to regulation by the FTC and the FDA in the U.S., as well as various other federal, state, local and foreign regulatory authorities, including those in the countries in which the Company operates. Our facility located in Queretaro, Mexico is registered with the FDA as a drug manufacturing establishment, permitting the manufacture of cosmetics and other beauty-care products that contain over-the-counter drug ingredients, such as sunscreens, anti-perspirant deodorants and anti-dandruff hair-care products. Regulations in the U.S., the EU, Canada and other countries in which we operate are designed to protect consumers or the environment, such as regulations enacted to address the impacts of climate change, have an increasing influence on our product claims, ingredients and packaging. To the extent federal, state, local and/or foreign regulatory changes occur in the future, whether due to changes in applicable laws or regulations or evolving interpretations and enforcement policies by regulatory authorities, they could require us to reformulate or discontinue certain of our products or revise its product packaging or labeling, any of which could result in, among other things, increased our costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows

Risks Related to Mexico

Since more that 90% our operations are concentrated in Mexico, economic developments in Mexico may adversely affect our business and results of operations.

Currently, almost all of our operations are conducted, and almost all of our customers are located, in Mexico. Accordingly, our ability to raise revenues, our financial condition and results of operations are substantially dependent on the economic conditions prevailing in Mexico. As a result, our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the Mexican peso, by inflation and high interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation and high interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations and financial condition will be affected. In addition, high interest rates and economic instability could increase our costs of financing. For the years ended December 31, 2021, and 2022, GDP increased 4.8% and decreased to 3.1%, respectively.

During 2022, Mexico’s sovereign debt rating has been confirmed and a stable outlook has been maintained. We cannot ensure that the rating agencies will not announce an outlook revision and/or any downgrades of Mexico or any of its state owned companies. These revisions and downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

In the event that the Mexican economy continues to experience a deterioration of economic conditions such as rising inflation, additional interest rate increases, downgrade of sovereign debt, among other factors, the activities, financial situation, operating results, cash flows and/or prospects of the Group, could be adversely and significantly affected.

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

Financial problems or an increase in risk related to investment in emerging economies or a perception of risk could limit foreign investment in Mexico and adversely affect the Mexican economy. Mexico has historically experienced uneven periods of economic growth and the economy as a whole has recently been adversely affected by the current expectation of a recession or slowdown in the United States and other countries’ economies. There can be no assurance that the overall business environment in which we operate will improve and we cannot predict the impact any future economic downturn could have on our results of operations and financial condition. However, consumer demand generally decreases during economic downturns, which will negatively affect our business and results of operations.

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

After the mid-term elections held on June 6, 2021, the political party Movimiento Regeneración Nacional (National Regeneration Movement, or “Morena”) lost the absolute majority in the Cámara de Diputados (Chamber of Deputies) that it had held since 2018. However, Morena continues to hold the most seats relative to any other political party. In July 2024, federal elections will be held in Mexico to elect new president and both houses of congress. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations.

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

We cannot predict the impact that economic, social and political instability in or affecting Mexico could adversely affect our business, financial condition and results of operations, as well as market conditions and prices of our securities. These and other future developments, over which we have no control, in the Mexican economic, political or social environment may cause disruptions to our business operations and decreases in our sales and net income.

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

Given Betterware’s inability to predict the degree of exchange rate fluctuations, it cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, it cannot be certain that these contracts or any other hedging activity will effectively reduce exchange rate exposure. In particular, BWM currently employs a hedging strategy comprised of forwards U.S. dollar–Mexican peso derivatives that are designed to protect us against devaluations of the Mexican peso. The hedging contracts cover 100% of the home organization product needs until August 2023. In addition, we generally purchase our hedging instruments on a rolling twelve-month basis; instruments protecting it to the same or a similar extent may not be available in the future on reasonable terms. Unprotected declines in the value of the Mexican peso against the U.S. dollar will adversely affect our ability to pay our dollar-denominated expenses, including our supplier obligations.

Any adverse changes in our business operations in Mexico would adversely affect our revenue and profitability.

The following factors, among others, could harm our business in Mexico:

●	worsening economic conditions, including a recession in the United States and/or Mexico;

●	fluctuations in currency exchange rates and inflation;

●	longer collection cycles;

●	potential adverse changes in tax laws or price controls;

●	changes in labor conditions;

●	burdens and costs of compliance with a variety of laws;

●	political, social and economic instability;

●	increases in taxation; and

●	outbreaks of disease and health epidemics, such as the COVID-19 pandemic.

Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy.

The U.S. economy heavily influences the Mexican economy, and therefore, the deterioration of the United States’ economy, the termination of the United States-Mexico-Canada trade agreement (“USMCA)”, claims or disputes thereunder or other related events may impact the economy of Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”), and, subsequently, the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. On an annual basis, as of 2022, close to 81% of Mexico’s total exports are purchased by the United States, the single country with the highest share of trade with Mexico. Due to its recent entry into force, it is currently unclear what the results of the USMCA and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could significantly adversely affect our business, financial performance and results of operations.

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

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. The national elections held on July 2, 2018 ended six years of rule by the Institutional Revolutionary Party or PRI with the election of President Andres Manuel Lopez Obrador, a member of the Morena Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. We cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our shares, may be affected by currency fluctuations, rising inflation, rising interest rates, price controls, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

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

investments in Mexican companies entail substantial risk; the Mexican government has exercised, and continues to exercise, an important influence on the Mexican economy

Investments in Mexico carry significant risks, including the risk of expropriation or nationalization laws being enacted or imposing exchange controls, price controls, taxes, inflationary, hyperinflationary, exchange rate risk, credit risk, among other governmental or political restrictions. We are incorporated under the laws of Mexico and most of our operations and assets are located in Mexico. As a consequence of the foregoing, our financial situation and operating results could be negatively affected.

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

Mexico may experience high levels of inflation in the future, which could affect our results of operations.

Historically, inflation in Mexico has led to higher interest rates, depreciation of the Mexican peso and the imposition of substantial government controls over exchange rates and prices. The annual rate of inflation for the last three years, as measured by changes in the Mexican National Consumer Price Index (Índice Nacional de Precios al Consumidor), as provided by INEGI and as published by Banco de México, was 3.2% in 2020, 7.4% in 2021 and 8.03% in 2022. If Mexico experiences high levels of inflation as it has in the past, these might adversely affect our operations and financial performance. For example, during 2021, due to inflation effects, our business was impacted by a sluggish consumer in Mexico and by external factors related to cost pressures and supply chain disruptions prevailing globally.

In addition, increased inflation would raise our cost of funding, which we may not be able to fully pass on to our customers, given that doing so could adversely affect our business. Our financial condition and profitability may be adversely affected by the level of, and fluctuations in, interest rates, which affect our ability to earn a spread between the interest received on our loans or the rentals and fees charged on our leases and the cost of our funding. Although we have taken measures to minimize the potential impact of inflation by ensuring that the majority of our liabilities have fixed interest rates, if the rate of inflation increases or becomes uncertain and unpredictable, our business, financial condition and results of operations could be adversely affected.

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

The regulatory environment in which we operate is evolving, and our operations may be modified or otherwise harmed by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

Although our reviews applicable local laws in developing our plans, our efforts to comply with them may be harmed by an evolving regulatory climate and subjective interpretation of laws by the authorities. Any determination that our operations or activities are not in compliance with applicable regulations could negatively impact our business and our reputation with regulators in the markets in which we operate.

Laws and regulations may restrict our direct sales efforts and harm our revenue and profitability.

Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales and/or which do not involve legitimate products. The laws and regulations in our current markets often:

●	impose on it order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers, distributors, leaders and consultants;

●	require us or our distributors, leaders and consultants to register with governmental agencies;

●	impose on it reporting requirements to regulatory agencies; and/or

●	require it to ensure that distributors, leaders and consultants are not being compensated solely based upon the recruitment of new of them.

Complying with these sometimes inconsistent rules and regulations can be difficult and requires the devotion of significant resources on the Group’s part.

In addition, Mexico could change its laws or regulations to negatively affect or prohibit completely network or direct sales efforts. Government agencies and courts in Mexico may also use their powers and discretion in interpreting and applying laws in a manner that limits our ability to operate or otherwise harms our business. If any governmental authority were to bring a regulatory enforcement action against the Group that interrupts our business, our revenue and earnings would likely suffer.

You may have difficulty enforcing your rights against Betterware and our directors and executive officers.

Betterware is a company incorporated in Mexico. Most of our directors and executive officers are non-residents of the U.S. You may be unable to effect service of process within the U.S. on Betterware, its directors and executive officers. In addition, as all of our assets and substantially all of the assets of our directors and executive officers are located outside of the U.S., you may be unable to enforce against BWM and our directors and executive officers’ judgments obtained in the U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws or state securities laws. There is also doubt as to the enforceability, in original actions in Mexican courts, of liabilities including those predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions, including those predicated upon the civil liability provisions of U.S. federal securities laws. There is no bilateral treaty currently in effect between the United States and Mexico that covers the reciprocal enforcement of civil foreign judgments. In the past, Mexican courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, consisting of the review in Mexico of the United States judgment, in order to ascertain, among other matters, whether Mexican legal principles of due process and public policy (orden público) have been complied with, without reviewing the merits of the subject matter of the case.

Risks Related to Ownership of our Ordinary Shares

As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is expected to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Betterware is considered a “foreign private issuer” under the Securities Exchange Act (the “Exchange Act”) and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Group is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. The Group is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS. The Group is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, BWM’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Company securities.

In addition, as a “foreign private issuer” whose shares are listed on Nasdaq, the Company is permitted to, and is expected to, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As a Mexican corporation listed on Nasdaq, the Company is expected to follow our home country practice with respect to the composition of the board of directors and nominations committee and executive sessions. Unlike the requirements of Nasdaq, the corporate governance practices and requirements in Mexico do not require the Company to (i) have a majority of its board of directors to be independent, (ii) establish a nominations committee, and (iii) hold regular executive sessions where only independent directors shall be present. Such home country practices of Mexico may afford less protection to holders of Company shares than under U.S. standards.

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

Based on the projected composition of our income and assets, including goodwill, it is not expected that the Company will be a PFIC for the foreseeable future. However, the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

The anti-takeover protections included in our Bylaws and others provided under Mexican Law may deter potential acquirors.

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

ITEM 4.	INFORMATION ON THE COMPANY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Our filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at our website at https://investors.betterware.com.mx. Such filings and other information on our website are not incorporated by reference in this annual report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the following email address: ir@better.com.mx.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

●	Founded in 1995, Betterware is a leading direct-to-costumer company in Mexico. Betterware is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.

●	On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement with Sellers, Betterware, BLSM, pursuant to which DD3 agreed to merge with and into Betterware in a Business Combination. See “The Business Combination.”

●	In August 2019, Betterware started building a distribution center which was completed in the first quarter of 2021. As of December 2022, the total investment amounted to Ps.1,108,458.

●	On March 13, 2020, the Merger with DD3 was closed and consummated.

●	On December 14, 2020, the Forteza Merger was closed and consummated.

●	On August 2, 2021, Betterware’s corporate name changed from Betterware de México, S.A.B. de C.V. to Betterware de México, S.A.P.I. de C.V.

●	On August 30, 2021, we completed an offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market. See” Indebtedness—Long Term Bond Offering.”

●	On January 18, 2022, we entered into a share purchase agreement to acquire 100% of JAFRA’s operations in Mexico and the United States. The transaction was consummated on April 7, 2022. See “—Presentation of Financial Information—The JAFRA Acquisition—Organizational Structure.” JAFRA is a leading global brand in direct sales in the beauty and personal care (B&PC) industry with a strong presence in Mexico and the United States founded in 1956.

B.	BUSINESS OVERVIEW

We are a leading company in the direct sales industry, offering a product portfolio divided two segments:

●	Home organization segment (BWM) integrated by six different categories: kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility and bedroom. For the 2022 period, this segment represented 55.1% of our net revenue in a consolidated basis.

●	Beauty and personal care (B&PC) segment (JAFRA) integrated by four main categories: fragrance, color, skin care and toiletries. For the 2022 period, this segment represented 44.9% of our net revenue in a consolidated basis.

Home Organization Segment (BWM):

Betterware is a leading direct-to-customer company in Mexico. Our home organization segment is focused on creating innovative products that solve specific needs regarding organization, practicality, space-saving and hygiene within the household, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, bedroom, bathroom, laundry and cleaning and other categories that include products and solutions for every corner of the household.

Our home organization segment’s products are sold through monthly catalogues published throughout the year. During 2022, BWM launched 568 new products (compared to 338 during 2021), with a balance of 397 new developments (compared to 281 during 2021) and 171 bring-backs (compared to 57 during 2021). Despite the 6.4% reduction in the number of “Stock Keeping Unit” (SKU’s) displayed per catalogue (driven by change to monthly catalogues), increased innovation allowed Betterware to exhibit more than 3,800 SKU’s throughout the year (achieving a 12% growth compared to 3,395 during 2021). All of our home organization’s products are branded with unique characteristics and manufactured by +365 certified manufactures in China and México, and then delivered to BWM’s warehouse in Guadalajara, Jalisco where we process and pack the products.

We sell our home organization segment’s products through a unique two-tier sales model., As of December 31, 2022, more than 39,413 distributors and 778,845 associates across Mexico, who serve + 23% household penetration in Mexico; and 79% of distributors and 28% of associates place orders every week. Our distributors and associates are monitored tightly through an in-house developed business intelligence platform that tracks weekly performance and has a detailed mapping system of the country to identify potential areas to penetrate and increase the network.

Our home organization segment business model is tailored to Mexico’s unique geographic, demographic and economic dynamics, where communities are small and scattered across the country, with very low retail penetration and difficult to fulfill last mile logistics. Additionally, our business model is resilient to economic downturns and seasonal fluctuations given low average sales price to consumers.

We have a zero last mile cost, because our distributors and associates deliver our products to final consumers, which means that our state-of-the-art infrastructure allows us to safely deliver products to every part of the country in a timely and efficient manner. Our infrastructure is backed by the strategic location of our distribution center in Jalisco, Mexico.

Supported by our top-notch product innovation, business intelligence and technology units, which provide daily monitoring of key metrics and product intelligence, our home organization product segment has been able to achieve sustainable double-digit growth rates by successfully expanding our household penetration.

Beauty and Personal Care Segment (JAFRA)

Our beauty and personal care segment has a portfolio of more than 500 products within four main categories: fragrances, color, skin care and toiletries. JAFRA has been leader in the fragrance market since 2015. In 2022, our beauty and personal care segment’s products were sold through 12 promotional catalogues published on a monthly basis offering 300 products in average per catalogue, as well as a brochure with annually available products at regular price. JAFRA develops approximately 200 new products in average for all categories every year.

Almost all of our beauty and personal care segment’s products are produced in our facility located in Queretaro, México and distributed across Mexico and in some cities of the United States through our distribution center located in Lerma, Mexico. Our beauty and personal care segment’s products are sold through a generational multilevel model, reaching more than 7,500 cities in Mexico.

Industry Overview

We operate under “Direct selling” retail industry. The direct selling industry differs from broader retail mainly in the avenue where entrepreneurial-minded individuals can work independently to build a business with low start-up and overhead costs.

Our direct selling representatives as distributors, leaders and consultants, are not employees of the Company and work on their own, retaining their freedom to run a business and have other sources of income.

Our independent distributors, leaders and consultants earn sales commissions as a freelancer. They set their own hours, create their own marketing plans, determine whether to build a sales team and how to mentor those within it and how to serve their customers.

Competitive Strengths

Unique Business Intelligence and Data Analytics Unit

Our in-house business intelligence unit plays a crucial role within the operations and strategy of the Company. The unit’s team is comprised of geographers, anthropologists, actuaries, among others, in order to diversify the way of thinking and create the best analyses and business strategies.

The main functions of the business intelligence unit are:

1.	Clear strategy development;

2.	Tight monitoring; and

3.	Product intelligence.

Product Development and Innovation Program

●	We offer a product portfolio with great depth in:

➢	the home organization segment through six different categories: kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility and bedroom, and

➢	the beauty and personal care segment through four different categories: fragrances, color, skin care and toiletries.

●	We update our catalogues content and focus on constant product innovation and incentive plans in order to attract clients’ repeated purchases.

●	We perform industry analyses and product development and monitoring to support and decide our commercial strategy.

Distributors, Associates, Leaders and Consultants Network & Loyalty and Reward Programs

●	Our home organization segment has a unique two-tier sales model and one of the most robust networks with more than 39,413 distributors and 778,845 associates as of December 31, 2022.

●	Our home organization segment’s distributors and associates serve around 23% Household Penetration in Mexico and 79% of distributors and 28% of associates place orders every week.

●	Our beauty and personal care segment has a multilevel program, with 10 levels of seniority determined by the amount of sales and consultants they have, offering attractive benefits and incentives. As of December 31, 2022, we had a network of more than 21,385 leaders and 492,191 consultants.

●	Our beauty and personal care segment has one of the biggest distribution networks of leaders and consultants in Mexico reaching more than 7,500 cities. Also, 92% of leaders and 54% of consultants place orders on a monthly basis.

●	We have a rewards program intended to attract, retain, and motivate distributors, associates, leaders and consultants through product discounts, points, trips, gifts and more.

Unparalleled Logistics and Supply Chain Platform

Our home organization segment’s products are manufactured by more than 365 third-party certified factories located in China and Mexico following BWM’s quality standards. All of our beauty and personal care segment’s products are internally manufactured in our facility located in Queretaro, Mexico.

Experienced Management & Meritocratic Culture

●	Our Board Chairman, Mr. Luis Campos, has more than 30 years of experience in the direct-to-consumer selling sector across the Americas and a strong track record of delivering value to its shareholders with commitment to excellence.

●	Top management has worked at the Company, in average, seven years.

●	Our culture is based on the following principles:

1.	Result driven management:

○	Incentives based on results; and

○	Highly professional operation and no bureaucracy.

2.	Meritocratic culture:

○	Culture focused on solutions, delivery, discipline and commitment.

3.	Closeness to salesforce:

○	Management is close and visible to distributors, associates, leaders and consultants; and

○	Open office spaces for efficient flow of information and data allows fast decision making.

Expansion Strategy

We have a plan for growth, which includes organic and inorganic initiatives. The main strategies divided by timeline are the following:

●	Short Term

1.	New product categories;

2.	Web marketing/E-commerce; and

3.	Increase service capacity.

●	Medium Term

1.	New product lines;

2.	International expansion to North America and Latin America; and

3.	Strategic business acquisitions.

Customers

●	We are 100% committed to provide products to our customers that serve as everyday solutions for modern space organization and beauty and personal care for all kind of clients. We also have the objective of providing products that are accessible to anyone.

●	Most of our end customers are adult men and women with the desire of optimizing their homes organization and care about beauty and personal care.

Sales & Marketing

●	Our main advertising expenditures are sales catalog design and printing expenses, particularly with respect to our catalogues that are delivered to our distributors, associates, leaders and consultants who then distribute them to customers. As of December 31, 2022, sales and marketing expenses represented 3.9% of our net revenue. In addition, another advertising costs includes videos, radio and tv spots, social media, promotional campaigns, marketing campaigns, billboards and transit advertising in bus lines and subways, which as of December 31, 2022, represented 0.5% of our net revenue.

Environmental, Social and Governance (ESG)

Sustainability events during 2021

In 2021, we issued a Ps.1,500 million Sustainable Bond Program to, among other things, acquire certain assets intended to help us achieve a resilient economy with low greenhouse gas emissions. The bond program was also intended to help us developing social projects that meet one or more goals of the Sustainable Development Goals (SDG), established in the 2030 Agenda for Sustainable Development, adopted by the United Nations (UN). These environmental and social impact projects are mainly focused on:

●	Allowing us to reduce electricity and water consumption.

●	Using recyclable materials for construction of our products.

●	Developing products with environmentally friendly packaging.

●	Developing internal tools for measuring our environmental impact.

●	Employment generation through new sources of income.

●	Supporting vulnerable groups and empowering women.

●	Strong relationship with local suppliers.

In addition, the financing obtained under such bonds was allocated to finance the construction of the Campus Betterware, which was built to: (i) concentrate activities; (ii) promote care for the environment and the individual well-being of our employees, and (iii) improve life quality of the communities surrounding the Campus.

The construction of the Campus respects the ecosystem and took advantage of natural light and ventilation to reduce the environmental footprint. Likewise, we took advantage of the characteristics of the land, and we incorporated local flora species of the place into the outdoor recreation areas.

Some of the environmental friendly practices that were implemented in the construction of the Campus, include:

●	Approximately, 90% of the materials were recyclable materials such as glass and aluminum.

●	Installation of LED lighting throughout the Campus.

●	Insulating materials were used to prevent the walls of the buildings from raising their temperatures, avoiding the excessive use of air conditioners.

●	Installation of drip irrigation systems to take care of the local vegetation.

●	Installation of a nursery to care for endemic trees and plants.

We focus and seek to protect labor rights and promote a safe and secure work environment for all workers by increasing the number of workers using Campus Betterware amenities, including a hair salon, infirmary, coffee shop, library, training room, basketball and soccer fields, a gym, laundry, and a meditation garden. On December 14, 2021, Betterware received a Fitwell certification for the “Campus Betterware” project.

Sustainability Events during 2022

During 2022, we developed a comprehensive “Materiality Assessment” that involved all our stakeholders and followed recognized international standards. In this assessment, we analyzed information from our employees, distributors, associates, leaders, consultants, clients, suppliers, community and investors. This broad focus on our stakeholders gave us a specific materiality matrix that was used to prioritize the key subjects that are material for the Group. We were able to identify our “Sustainable Development Goal” standards (SDGs).

In performing the assessment, we followed the “Global Reporting Initiative” standards (GRIs) and the “Sustainability Accountant Standards Board” (SASB).

Once we had all the material issues identified, we created a comprehensive ESG model with focus, dimension, and lines of action. Also, this model recognizes specific SDGs that we will focus on within the sustainability strategy. Specifically, we will focus on ten SDGs:

Strategic Sustainability Model

Within the three ESG’s dimensions, environment, social and governance, we determined several focuses and action lines. We developed a strategic sustainability model around these focuses and action lines.

Some of the initiatives that have been developed during 2022 include:

Environment:

BWM Environment:

●	All the carboard boxes that come from China are recycled and all our catalogs are printed in paper PEFC (Program for the Endorsement of Forest Certification) certified.

●	Around 55% of the collaborators use the collective transport service provided by BWM and 2% is in the carpooling scheme, under which BWM provides money for gas and a preferred parking spaces.

●	We are promoting ECO products so that their participation within our catalog becomes more significant.

●	Twice a year, we deliver an endowment of ecological bags to all its distributors according to their registered associates. The idea of these reusable ecological bags is to replace the distribution of their catalog products using disposable plastic bags, causing less environmental impact.

JAFRA environment:

●	Energy efficiency: we have implemented a system that produces heat and electricity simultaneously in a single plant (Co-generation “CHP”), which allows to reduce our greenhouse gas emissions up to 92 tons CO2e annually.

●	Energy saving: we implemented good energy consumption practices such as natural lighting in operational areas and warehouses, use of LED technology for facilities’ lighting, photocells for outdoor lighting, automatic lighting shutdown program and awareness campaigns on the efficient use of electrical energy.

●	Waste reduction and recovery: we have also focused on waste recovery processes, which have allowed to recover more than 90% of the waste generated, reducing the load on landfills, and integrating them into reuse or recycling processes, in addition to the 10% reduction in waste generation for each product produced.

●	Water saving: good water consumption practices have also been implemented, such as improving the efficiency of the demineralization process, installation of water-saving technologies, reuse of discharge water, treatment of water discharges and awareness campaigns on the efficient use of water. A 19% reduction in drinking water consumption has been achieved for each product produced.

●	Reforest team: JAFRA has reforestation activities, integration of trees and maintenance of species. This activity is conducted through our collaborators and their families in protected areas of the state of Querétaro, Mexico. With this program we have managed to offset carbon emissions, contributing to the conservation of forests, promoting environmental and social awareness among employees and families.

●	“Reciclatón & Recolectrón” Programs: consist of collecting waste generated at the collaborators homes (Paper / cardboard / electronics) and offering alternatives for the correct disposal of waste. Due to this program, the waste load in the landfills has been reduced, the percentage of waste use has increased and the culture of recycling in the collaborators had also encouraged.

●	“Tapitas por Vidas” Program: In alliance with the civil association “Banco de Tapitas,” we gather and donate plastic lids in support of the fight against childhood cancer. In addition to the important social impact, it is possible to reduce the burden of waste in the landfills of the town and increase the percentage of waste recycling.

Social

●	We implemented a platform called “Betterware experts” for use of our distributors with tools and learning programs to increase recruiting of new associates or customers, increase sales and to promote their personal development.

●	Emotional Assistance Program is focused on improving our employee’s, and their direct relatives, life quality through professional advice.

●	Workplace climate survey update. We conduct a survey on employees’ experience (Workplace Climate Survey) that helps us understand better, from the perspective of our employees, which organizational, digital, physical, and interpersonal elements of our company need to be reinforced or developed to offer a positive work experience to our employees.

●	Equal and competitive compensation between women and men and balance in work opportunities and promotions.

●	Daycare in Campus Betterware available for all BWM’s employees to support them during their workday.

Governance

We promote and encourage full and effective participation of women and equal leadership opportunities at all decision-making levels.

Women occupy key positions within the Company, including chief executive officer, chief financial officer, quality and development director, credit and collection director, international commercial director, national sales director, as well as a high number of managers from the different areas of the Company. On March 8, 2023, Silvia Davila was appointed as the first woman to become Independent Board Member of the Company. This action is in line with our commitment to include at least two women in our Board of Directors by 2025.

C.	ORGANIZATIONAL STRUCTURE

The following diagram depicts the organizational structure of the Group as of the date of this annual report:

Betterware de México, S.A.P.I. de C.V.
Shareholders: Percent (%)
Campalier, S.A. de C.V. 53.65%
Public Shareholders 46.35%
100%
"JAFRA"
Jafra Mexico Holding Company, B.V. (Holanda)
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 100%
BLSM Latinoamérica Servicios, S.A. de C.V.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de 99.99%
Campalier, S.A. de C.V. 0.01%
Programa Lazos, S.A. de C.V.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de 70.00%
Finvek Advisor, S.A.P.I. de C.V. 30.00%
Betterware de Guatemala, S.A.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de 70.00%
BTWG, S.A. 30.00%
Jafra Cosmetics International, Inc.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 100%
Betterware America, LLC.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 100%
Betterware Ningbo Trading Co, Ltd
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 100%
Finayo, S.A.P.I. de C.V.
Shareholders: Percent (%)
Programa Lazos, S.A. de C.V. 98.00%
Betterware de México, S.A.P.I. de C.V. 2.00%
Distribuidora Comercial Jafra, S.A. de C.V.
Shareholders: Percent (%)
Jafra Mexico Holding Company, B.V. 99.99042%
Jafra Cosmetics International, S.A. de C.V. 0.00939%
Betterware de México, S.A.P.I. de C.V. 0.00019%
Jafra Cosmetics International, S.A. de C.V.
Shareholders: Percent (%)
Holding Company, B.V. 99.99935%
Betterware de México, S.A.P.I. de C.V. 0.00065%
Jafra Cosmetics, S.A. de C.V.
Shareholders: Percent (%)
Jafra Cosmetics International, S.A. de C.V. 99.99999%
Betterware de México, S.A.P.I. de C.V. 0.00001%
Serviday, S.A. de C.V.
Shareholders: Percent (%)
Jafra Cosmetics International, S.A. de C.V. 99.9900%
Betterware de México, S.A.P.I. de C.V. 0.0100%
Jafrafin, S.A. de C.V.
Shareholders: Percent (%)
Jafra Cosmetics International, S.A. de C.V. 99.9959%
Betterware de México, S.A.P.I. de C.V. 0.0041%
Distribuidora Venus, S.A. de C.V.
Shareholders: Percent (%)
Jafra Cosmetics International, S.A. de C.V. 99.99208%
Betterware de México, S.A.P.I. de C.V. 0.00792%

D.	PROPERTY, PLANT AND EQUIPMENT

We own the following properties in Mexico:

●	BWM’s principal executive offices are located in El Arenal, Jalisco, Mexico. We built this facility to concentrate our corporate offices, storage and distribution of our home organization segment activities. The facility was completed in 2021 and the total investment amounted to Ps.1,108 million.

●	JAFRA’s production facility was built in October 2008, and is located in Querétaro, Mexico. All of our beauty and personal care segment’s products are produced in this facility. The total investment amounted to Ps.735 million.

●	JAFRA’s main corporate offices are located in Mexico City, Mexico.

As of the date of this annual report, we do not have plans to build, expand or improve any new or existing facilities. We have not identified any environmental issues that may affect our assets.

ITEM 4A.	UNRESOLVED SEC STAFF COMMENTS

We have no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our results of operations and financial condition are based upon our Audited Consolidated Financial Statements, which have been prepared in accordance with IFRS. Our operating and financial review and prospects should be read in conjunction with our Audited Consolidated Financial Statements, the accompanying notes thereto and other financial information appearing elsewhere in this annual report.

A.	Operating Results

Factors Affecting Our Results of Operations of the Group

A number of factors have a significant impact on our business and results of operations, the most important of which are regulations, fluctuations in exchange rates in the currencies in which we operate, external factors, such as the COVID-19 pandemic and our capital investment plans.

Betterware’s distributors and associates

BWM sells its products through a unique two-tier sales model that is comprised of distributors and associates. Distributors act as link between BWM and the associates. BWM distributes products in a weekly basis to distributors’ domicile, who in turn deliver the products to the associates. BWM provides distributors a two-week credit line for them to pay BWM back the price for the products.

JAFRA’s leaders and consultants

JAFRA sells its products through a multilevel program with 10 levels of leaders and consultants. Leaders and consultants are the link between JAFRA and final customers. JAFRA provides a 30-day credit line to leaders and consultants to pay JAFRA back for the price of the products.

Net Revenue

We generate revenue mainly through sale of products within two main segments:

➢	Home organization segment, under the Betterware® brand. Some of the categories through which Betterware offers its product line include kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility and bedroom. BWM’s products are sold through catalogues and are distributed to the end customer by its network of distributors and associates. BWM sells its products to a wide array of customers but focuses on the C and D segments of the Mexico’s socioeconomic pyramid; and

➢	Beauty and personal care (B&PC) segment, under JAFRA’s brand. Our beauty and personal care segment includes four main categories: fragrance, color, skin care and toiletries. JAFRA’s products are sold through 12 promotional catalogues published on a monthly basis and are distributed to the end customer by its network of leaders and consultants. JAFRA offers monthly promotions focused on the “D” segment of the Mexico’s socioeconomic pyramid.

For the year ended December 31, 2022, our revenue increased mainly due to the revenue provided by JAFRA after consummation of the JAFRA Acquisition. For the year ended December 31, 2022, JAFRA contributed with 44.9% of our consolidated net revenue. Results for the year were also ahead of expectations due to positive trends in our sales network and positive results of our strategies since consummation of the JAFRA Acquisition. This was offset by Betterware’s revenue decrease due to a decrease in the number of distributors and associates in our network.

We report net revenue, which represents its gross revenue less sales discounts, adjustments and allowances. We also have deferred revenue due to undelivered performance obligations related to the promotional points program as per IFRS 15 “Revenue from Contracts with Customers.” Deferred revenue relates to the accumulated points than distributors, associates, leaders and consultants have gained from their purchases and recruitment of new sales force. They can redeem these points for rewards (furniture, electronics, domestic appliances, among others). Revenue from the points program are recognized when points are actually redeemed and exchanged by distributors, associates, leaders and consultants.

Our revenue is recognized using a five-step model:

●	Identify the contract with client (verbal or written).

●	Identify the performance obligations committed in the contract.

●	Consider the contractual terms and our business model in order to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties.

●	Allocate the transaction price to the performance obligations identified in the contract (generally each distinct good or service), to depict the amount of consideration to which an entity expects to be entitled in exchange for transferring the promised goods or services to the customer.

●	Recognize revenue when or as it satisfies a performance obligation by transferring a good or service to a customer, either at a point in time (when) or over time (as).

Cost of Sales

Our cost of sales consists of the purchase of raw materials, finished goods, air and maritime freight costs, land freight costs, customs costs, provisions for defective inventory, among others.

Selling Expenses

Our selling expenses include all costs related to the sale of products, such as printing and design of sales catalogues, packaging materials, events, marketing and advertising, promotional points program expenses, and employee compensation and social contributions. Costs related to sales catalog and rewards or points program products account for most of the weight of total selling expenses.

Administrative Expenses

Administrative expenses primarily include employees compensation, social contributions and associated expenses. Also, includes research and development, leases, professional services relating to our statutory corporate audit and tax advisory fees, legal fees, outsourcing fees relating to information technology, and corporate site and insurance costs.

Distribution Expenses

Distribution expenses include the cost to carry the products from distribution centers to the final distributors.

Financing Income (Cost)

Our financing income (cost) consists primarily of: (i) interest expense and charges in connection with financings, (ii) income derived from investments of excess cash, (iii) loss/gains from foreign exchange changes, and (iv) loss /gains in valuation of derivative financial instruments.

Income Taxes

We are subject to (i) a 30% income tax rate under Mexican Income Tax Law, (ii) 25% income tax rate under Guatemalan law, and (iii) 21% income tax rate under U.S. law. See “Taxation” section below for more information.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the, Mexican Peso against the U.S. dollar See “—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

Previously Issued Financial Statement Corrections

During the preparation of the Company’s consolidated financial statements as of and for the 2022 period, management concluded that certain prior year errors that were deemed to be immaterial, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the 2021 period under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the current year financial statements because to do so would cause a material misstatement in those financial statements. Due to the decrease in profit before taxes from 2021 to 2022, materiality levels in the 2022 period for accounting purposes decreased to approximately half of the materiality levels established in the 2021 period. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as an immaterial restatement of the prior year financial statements the next time those financial statements are filed.

Accordingly, we made corrections of immaterial errors related to our consolidated financial statements for the 2021 period and the 2020 period. Below we provide a representation of the effects of these immaterial corrections:

Consolidated Statement of Financial Position as of December 31, 2021

Assets	Adjusted	Previously Presented	Difference	Reference
Current assets:
Trade accounts receivable, net	$745,593	778,054	(32,461)	a
Inventories	1,286,155	1,339,378	(53,223)	a, b
Prepaid expenses	35,596	69,224	(33,628)	c
Total current assets	3,352,747	3,472,059	(119,312)
Total assets	$5,185,229	5,304,541	(119,312)

Liabilities and stockholders’ equity
Current liabilities:
Accrued expenses	$159,354	142,169	17,185	b
Provisions	118,468	115,192	3,276	d
Income Tax payable	97,634	88,679	8,955	f
Total current liabilities	$2,449,919	2,420,503	29,416

Non-current liabilities:
Deferred income tax	$38,975	80,907	(41,932)	a, b, c, d
Total non-current liabilities	1,535,107	1,577,039	(41,932)
Total liabilities	$3,985,026	3,997,542	(12,516)

Stockholder’s equity
Capital stock	$321,312	294,999	26,313	e
Retained earnings (deficit)	856,994	990,103	(133,109)	a, b, c, d, e, f
Equity attributable to owners of the Group	1,185,548	1,292,344	(106,796)
Total stockholders’ equity	1,200,203	1,306,999	(106,796)
Total liabilities and stockholders’ equity	$5,185,229	5,304,541	(119,312)

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2021

	Adjusted	Previously Presented	Difference	Reference

Net revenue	$10,067,683	10,039,668	28,015	a

Cost of sales	4,498,008	4,399,164	98,844	a, b

Gross profit	5,569,675	5,640,504	(70,829)

Administrative expenses	1,247,742	1,247,436	306	d
Selling expenses	1,256,289	1,264,581	(8,292)	c
Distribution expenses	463,779	463,779	-
	2,967,810	2,975,796	(7,986)

Operating income	2,601,865	2,664,708	(62,843)

Income before income taxes	2,562,495	2,625,338	(62,843)

Income taxes:
Current income tax	791,856	782,901	8,955	f
Deferred income tax	22,700	41,553	(18,853)	a, b, c, d

Net income for the year	$1,747,939	1,800,884	(52,945)

Consolidated Statement of Financial Position as of January 3, 2021

Assets	Adjusted	Previously Presented	Difference	Reference
Current assets:
Trade accounts receivable, net	$735,026	757,806	(22,780)	a
Inventories, net	1,284,672	1,274,026	10,646	a
Prepaid expenses	52,581	94,501	(41,920)	c
Total current assets	2,852,516	2,906,570	(54,054)
Total assets	$4,359,706	4,413,760	(54,054)

Liabilities and stockholders’ equity
Current liabilities:
Provisions	153,978	151,008	2,970	d
Total current liabilities	$2,870,367	2,867,397	2,970

Non-current liabilities:
Deferred income tax	$39,852	56,959	(17,107)	a, b, c, d
Total non-current liabilities	607,363	624,470	(17,107)
Total liabilities	$3,477,730	3,491,867	(14,137)

Stockholder’s equity
Capital stock	308,035	281,722	26,313
Retained earnings (deficit)	$(334,769)	(268,539)	(66,230)	a, b, c, d, e
Equity attributable to owners of the Group	881,976	921,893	(39,917)
Total stockholders’ equity	881,976	921,893	(39,917)
Total liabilities and stockholders’ equity	$4,359,706	4,413,760	(54,054)

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended January 3, 2021

	Adjusted	Previously Presented	Difference	Reference

Net revenue	$7,237,628	7,260,408	(22,780)	a

Cost of sales	3,280,348	3,290,994	(10,646)	a

Gross profit	3,957,280	3,969,414	(12,134)

Administrative expenses	667,647	664,677	2,970	d
Selling expenses	895,275	853,355	41,920	c
Distribution expenses	331,023	331,023	-
	1,893,945	1,849,055	44,890

Operating income	2,063,335	2,120,359	(57,024)

Income before income taxes	824,105	881,129	(57,024)

Deferred income tax	(51,173)	(34,066)	(17,107)

Net income for the year	$298,444	338,361	(39,917)

The adjustments relate to the following matters:

(a)	Cut-off for revenue where control was not transferred to the customer.

(b)	Cost of inventory overstated on the international freight standard cost assumption; offset by overstated accruals liabilities on import expenses.

(c)	Cost of catalogues that had a non-GAAP treatment as prepaids and were expensed at the same time the revenues were realized; instead of when catalogues were received as IFRS states.

(d)	Immaterial provisions for labor and tax matters not recorded.

(e)	Reclassification between capital stock and retained earnings for combination instead of consolidation of capital in 2020.

(f)	Accrual for the tax contingency explained in note 28 was not recorded previously.

Results of Operations — 2022 Period compared with the 2021 Period (as adjusted):

All amounts discussed are in thousands of Mexican pesos unless otherwise noted.

Net Revenue

	December 31,		December 31,
	2022		2021
The Group’s net revenue			(as adjusted)
BWM	Ps.	6,343,344	10,067,683
JAFRA		5,164,205	-
Total net revenue	Ps.	11,507,549	10,067,683

The Group:

Net revenue increased by 14.3%, or MX$1,439,866, to MX$11,507,549 for the 2022 period compared to MX$10,067,683 for the 2021 period, due to the fact that in 2022 as a result of the JAFRA Acquisition we increased the number of consultants and leaders by 492,191 and 21,385, respectively, which contributed to increase our consolidated net revenue by MX$5,164,205 in our beauty and personal care product segments sales with: (i) MX$3,472,919 from the fragrances product line, (ii) MX$642,876 from color product line, (iii) MX$611,905 from skin care product line, and (iv) MX$321,806 from toiletries product line. This increase was offset by a decrease of 37.0% in our net revenue from our home organization segment in comparison to prior year due to a decline in the number of distributors and associates by 22.7% and 26.8%, respectively.

BWM:

Net revenue decreased by 37.0%, or MX$3,724,339, to MX$6,343,344 for the 2022 period compared to MX$10,067,683 for the 2021 period, due to the decline in the number of distributors and associates that integrate our sales network in the outcome of the COVID-19 pandemic in comparison to the extraordinary growth during the year ended December 31, 2021. During the year ended December 31, 2022, distributors decreased by 22.7% to 39,413 (compared to 50,972 in 2021), and associates decreased by 26.8% to 778,845 (compared to 1,063,720 in 2021).

Cost of Sales

	December 31,		December 31,
	2022		2021
The Group’s cost of sales			(as adjusted)
BWM	Ps.	2,576,179	4,498,008
JAFRA		1,002,914	-
Total cost of sales	Ps.	3,579,093	4,498,008

The Group:

Cost of sales decreased 20.4%, or MX$918,915, to MX$3,579,093 for the 2022 period compared to MX$4,498,008,218 for the 2021 period, mainly because JAFRA historically has had higher gross margins than BWM, as a result of manufacturing most of its products within Mexico and not having to bear international freight costs as BWM. Gross profit increased by MX$2,358,781 from MX$5,569,675 for the 2021 period to MX$7,928,456 for the 2022 period. As a percentage of net revenue, cost of sales was 31.1% for the 2022 period and 44.7% for the 2021 period.

BWM:

Cost of sales decreased 42.7%, or MX$1,921,829, to MX$2,576,179 for the 2022 period compared to MX$4,498,008 for the 2021 period as a result of decreased revenue, resulting in a gross profit of MX$3,767,165 for the 2022 period compared to MX$5,569,675 for the 2021 period. As a percentage of net revenue, cost of sales was 40.6% for the 2022 period and 44.7% for the 2021 period. The decrease of cost of sales as a percentage of net revenues was primarily due to a decrease in international air and sea freight costs during 2022.

Administrative Expenses

	December 31,		December 31,
	2022		2021
The Group’s administrative expenses			(as adjusted)
BWM	Ps.	1,098,426	1,247,742
JAFRA		1,498,216	-
Total administrative expenses	Ps.	2,596,642	1,247,742

The Group:

Administrative expenses increased 108.1%, or MX$1,348,900, to MX$2,596,642 for the 2022 period compared to MX$1,247,742 for the 2021 period primarily due to an increase of (i) 105.3% in wages paid to employees and social security contributions, (ii) 82.9% in repairs, maintenance and other general expenses, and (iii) 250.3% in depreciation. All these expenses increased mainly as a result of the JAFRA Acquisition.

BWM:

Administrative expenses decreased 12.0%, or MX$149,316, to MX$1,098,426 for the 2022 period compared to MX$1,247,742 for the 2021 period primarily due to the restructuring completed during the second half of 2022 in BWM’s operating expenses to stabilize the budgeted sales level, which resulted in a reduction in, among other things, wages paid to employees, advertising, warehouse rent payments and the impairment loss on trade account receivable mostly offset by the increase in depreciation primarily from the new distribution center of Betterware in El Arenal, Jalisco, Mexico. As a percentage of net revenues, administrative expenses represented 17.3% and 12.4% for the 2022 and 2021 periods, respectively. Increase in administrative expenses as a percentage of net revenues was due to a loss of operating leverage because the decrease in sales.

Administrative expenses by department are as follows:

	December 31, 2022				December 31, 2021
	BWM		JAFRA	GROUP	(as adjusted)	Var. $	Var.%
Operations	Ps.	641,575	785,416	1,426,991	849,271	577,720	68.0%
Depreciation		109,055	178,647	287,702	82,122	205,580	250.3%
IT		107,304	172,392	279,696	89,007	190,689	214.2%
Finance		128,832	148,450	277,282	115,405	161,877	140.3%
Marketing		44,562	146,516	191,078	38,099	152,979	401.5%
Quality		27,845	-	27,845	26,716	1,129	4.2%
Others		39,253	66,795	106,048	47,122	58,926	125.0%
Total	PS.	1,098,426	1,498,216	2,596,642	1,247,742	1,348,900	108.1%

Selling Expenses

	December 31, 2022		December 31, 2021
The Group’s selling expenses			(as adjusted)
BWM	Ps.	1,021,281	1,256,289
JAFRA		1,786,749	-
Total of selling expenses	Ps.	2,808,030	1,256,289

The Group:

Selling expenses increased 123.5%, or MX$1,551,741, to MX$2,808,030 for the 2022 period compared to MX$1,256,289 for the 2021 period, primarily due to an increase in sales promotions and incentives, commissions, packaging material costs, events, market research, among others, related to the incorporation of the beauty and personal care segment upon consummation of the JAFRA Acquisition.

BWM:

Selling expenses decreased 18.7%, or MX$235,008, to MX$1,021,281 for the 2022 period compared to MX$1,256,289 for the 2021 period, primarily due to a decrease, mainly, in our rewards program and sales catalogues expenses. BWM’s selling expenses were 16.1% of net revenue for the 2022 period compared to 12.5% of net revenue for the 2021 period. The increase in selling expenses as a percentage of net revenues was mainly associated with an increase of sales bonuses and wages to hire new staff to promote sales, and the increase in events and conventions expenses.

The selling expenses major line items include:

	December 31, 2022				December 31, 2021
	BWM		JAFRA	GROUP	(as adjusted)	Var. $	Var.%
Rewards Program	Ps.	364,945	525,818	890,763	502,976	387,787	77.1%
Sales commissions		-	853,198	853,198	-	853,198	100.0%
Sales Catalogue		345,265	100,488	445,753	417,185	41,583	6.8%
Sales Bonuses and ages		117,235	108,941	226,176	105,520	120,656	114.3%
Events and Conventions		34,966	38,477	73,443	29,939	43,504	145.3%
Others		158,870	159,827	318,697	200,332	118,365	59.1%
Total	Ps.	1,021,281	1,786,749	2,808,030	1,256,289	1,551,741	123.5%

Distribution Expenses

	December 31, 2022		December 31, 2021
The Group’s distribution expenses			(as adjusted)
BWM	Ps.	218,084	463,779
JAFRA		255,432	-
Total of distribution expenses	Ps.	473,516	463,779

The Group:

Distribution expenses increased 2.1%, or MX$9,737, to MX$473,516 for the 2022 period compared to MX$463,779 for the 2021 period. This increase was mainly the result of a 55.1% increase in freight costs in our beauty and personal care segment after consummation of the JAFRA Acquisition, which was partially offset by a 53.0% decrease in freight costs in our home and organization segment as a result of the decrease in sales.

BWM:

Distribution expenses decreased 53.0%, or MX$245,695, to MX$218,084 for the 2022 period compared to MX$463,779 for the 2021 period. This decrease relates to the decrease in sales and an 8% average discount in freight costs agreed with our carriers during 2022.

Financing Income (Cost)

	December 31, 2022				December 31, 2021
Financing Income (Cost)	BWM		JAFRA	GROUP	(as adjusted)	Var. $	Var.%
Interest Expense (1)	Ps.	(532,282)	(11,039)	(543,321)	(75,818)	(467,503)	616.6%
Interest Income		10,607	18,082	28,689	25,872	2,817	10.9%
Unrealized (Loss) Gain in Valuation of Financial Derivative Instruments (2)		(43,522)	-	(43,522)	330,315	(373,837)	(113.2)%
Foreign Exchange Loss, Net (3)		(81,212)	(2,156)	(83,368)	(319,739)	236,371	(73.9)%
Financing Income (Cost)	Ps.	(646,409)	4,887	(641,522)	(39,370)	(602,152)	1,529.5%

(1)	Interest expenses increased 616.6% or MX$467,503 in 2022 as compared to 2021, due to interest payment of the long-term syndicated loan obtained to fund the JAFRA Acquisition and interest payments associated with our bond issuance in Mexico (See “—Liquidity and Capital Resources—Indebtedness”).
(2)	To reduce the risks related to fluctuations in the exchange rate of the US dollar, we use derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars. As of December 31, 2022, Betterware had US$41.8 million of forwards contracts with an average exchange rate of Ps. 20.31 compared to US$134.1 million of forwards contracts as of December 31, 2021 with an average exchange rate of Ps.20.66. The difference between the average exchange rate of the forward contracts and the real average exchange rate of Ps.20.12 and Ps.20.28 in each period represents the (loss) and gain in 2022 and 2021, respectively.
(3)	Our exposure to currency exchange rate fluctuations and how we mitigate this risk can be found in the section entitled “Risk Factors—Risks Related to Mexico” and “Currency Exchange Rate Fluctuations.” In addition, the unrealized gain in valuation of financial derivative instruments from 2021 was converted in foreign exchange loss when forwards were paid during 2022.

Income Tax Expense

	December 31, 2022			December 31, 2021
	BWM	JAFRA	GROUP	(as adjusted)	Var. $	Var.%
Current	350,320	183,202	533,522	791,856	(258,334)	(32.6)%
Deferred	16,846	(33,448)	(16,602)	22,700	(39,302)	(173,1)%
Total Income Tax Expense	367,166	149,754	516,920	814,556	(297,636)	(36.5)%

Income taxes decreased 36.5% or MX$297,636 to MX$516,920 for the 2022 period compared to MX$814,556 for the 2021 period due to higher pre-tax profits paid during the 2021 period as compared to the 2022 period. The effective income tax rate is 37.3% in 2022 and 31.8% in 2021, the difference is derived principally from certain non-deductible expenses of JAFRA.

Reconciliation Of Non-IFRS Measures

Non IFRS Financial Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. EBITDA is not a measure required or presented in accordance with IFRS. The use of EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

We believe that this non-IFRS financial measure is useful to investors because (i) We use this measure to analyze our financial results internally and believe they represent a measure of operating profitability and (ii) this measure will serve investors to understand and evaluate our EBITDA and provide more tools for their analysis as it makes our result comparable to industry peers that also prepare this measure.

EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	December 31, 2022				December 31, 2021
In thousands of Mexican Pesos	BWM		JAFRA	GROUP	(as adjusted)
Net Income for the period	Ps.	376,902	493,062	869,964	1,747,939
Add: Total Income Taxes		367,166	149,754	516,920	814,556
Add: Financing Cost, net		661,104	(19,582)	641,522	39,370
Add: Depreciation and Amortization		109,055	178,647	287,702	82,122
EBITDA	Ps.	1,514,227	801,881	2,316,108	2,683,987

The Group:

For the 2022 period, consolidated EBITDA decreased 13.7% or Ps.367,879, to Ps.2,316,108 from Ps.2,683,987 in 2021, mostly due to lower operating leverage in Betterware, which led to an 653bps consolidated EBITDA margin contraction. Comparable EBITDA margin for the year contracted 279bps mainly explained by a lower operating leverage, partially offset by gross margin expansion and the reduction of fixed operating costs to align with our current level of sales in Betterware.

Betterware’s Capital Expenditures

Our capital expenditures were mainly related to the construction settlements after guarantee period of our new headquarters and distribution center in Jalisco, Mexico. Our capital expenditures for this property in 2022, 2021 and 2020 periods amounted to MX$37,500, MX$397,000 and MX$508,958, respectively. The total investment amounted to MX$1,108,458.

Betterware’s Results of Operations — 2021 Period adjusted compared with the 2020 Period (as adjusted)

All amounts discussed are in thousands of Mexican pesos unless otherwise noted.

Net Revenue

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted
Net Revenue	Ps.	10,039,668	10,067,683	7,260,408	7,237,628

Net revenue increased by 39.1%, or MX$2,830,055, to MX$10,067,683 for the 2021 period compared to MX$7,237,628 for the 2020 period, primarily due to: (i) an increase in volume of units sold of 185.5 million in 2021 compared to 133.7 million in 2020 mainly as a result of certain commercial actions implemented during 2021, such as increasing the share of lower price items and offer new products in our catalogues, (ii) focus on retention and recruitment of distributors and associates and improving in-person interaction with them, and (iii) since the second half of 2021, we applied a general increase of 12% in the price of our products.

Cost of Sales

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted
Cost of Sales	Ps.	4,399,164	4,498,008	3,290,994	3,280,348

Cost of sales increased 37.1%, or MX$1,217,660, to MX$4,498,008 for the 2021 period compared to MX$3,280,348 for the 2020 period as a result of increased revenue, resulting in a gross profit of MX$5,569,675 for the 2021 period compared to MX$3,957,280 for the 2020 period. As a percentage of net revenue, cost of sales was 44.7% for the 2021 period and 45.3% for the 2020 period. The decrease of cost of sales as a percentage of net revenues was primarily because in the second half of 2021, we applied a general price increase of 12% to our products to offset the impact of the increase in air and sea freight costs to meet the demand.

Administrative Expenses

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted
Administrative Expenses	Ps.	1,247,436	1,247,742	664,677	667,647

Administrative expenses increased 86.9%, or MX$580,095, to MX$1,247,742 for the 2021 period compared to MX$667,647 for the 2020 period primarily due to increases in wages paid to employees, fees paid of software as a services license, a one-time consulting corporate services fee payment, and the increase in depreciation primarily from the new office center business of the Company on Jalisco, Mexico. As a percentage of net revenues, these expenses represented 12.4% and 9.2% for the 2021 and 2020 periods, respectively.

Administrative expenses by department are as follows:

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted	Var. $	Var.%
Operations	Ps.	849,271	849,271	406,856	406,856	442,415	108.7%
Finance		115,405	115,405	94,886	94,886	20,519	21.6%
IT		89,007	89,007	45,355	45,355	43,652	96.2%
Depreciation		82,122	82,122	43,612	43,612	38,510	88.3%
Marketing		38,099	38,099	24,936	24,936	13,163	52.8%
Quality		26,716	26,716	25,383	25,383	1,333	5.3%
Others		46,816	47,122	23,649	26,619	20,503	77.0%
Total	Ps.	1,247,436	1,247,742	664,677	667,647	580,095	86.9%

Selling Expenses

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted
Selling Expenses	Ps.	1,264,581	1,256,289	853,355	895,275

Selling expenses increased 40.3%, or MX$361,014, to MX$1,256,289 for the 2021 period compared to MX$895,275 for the 2020 period, primarily due to an increase in our rewards program, expenses incurred in printing a higher volume of sales catalogues in order to satisfy demand from Distributors and Associates and packing materials. At the same time, the sales bonuses and wages decreased because of the reduction in the number of sales managers within the Company. The Company’s selling expenses were 12.5% of net revenue for the 2021 period compared to 12.4% of net revenue for the 2020 period. The selling expenses major line items include:

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted	Var. $	Var.%
Rewards Program	Ps.	502,976	502,976	172,177	172,177	330,799	192.1%
Sales Catalogue		425,477	417,185	247,250	289,170	128,015	44.3%
Sales Bonuses and Wages		105,520	105,520	288,658	288,658	(183,138)	-63.4%
Events and Conventions		29,939	29,939	19,237	19,237	10,702	55.6%
Others		200,669	200,669	126,033	126,033	74,636	59.2%
Total	Ps.	1,264,581	1,256,289	853,355	895,275	361,014	40.3%

Distribution Expenses

	December 31,		January 03,
	2021		2021
Distribution Expenses	Ps.	463,779	331,023

Distribution expenses increased 40.1%, or MX$132,756 to MX$463,779 for the 2021 period compared to MX$331,023 for the 2020 period. This increase relates to the fact that distribution expenses are driven primarily by sales volume, which increased 39.1% for the 2021 period, compared to the 2020 period.

Financing Income (Cost)

		December 31,	January 03,
		2021	2021
Financing Income (Cost)
Interest Expense (1)	Ps.	(75,818)	(80,253)
Interest Income		25,872	10,930
Unrealized gain (loss) in Valuation of Financial Derivative Instruments (2)		330,315	(287,985)
Changes in fair value of warrants (3)		-	(851,520)
Foreign Exchange Loss, Net (4)		(319,739)	(30,402)
Financing Cost, Net		(39,370)	(1,239,230)

(1)	Interest expenses decreased 5.5% or MX$4,435 in 2021 as compared to 2020, due to prepayment of loans in August 2021. The variation did not represent a high percentage because in September 2021, those interest payments were compensated by the interest expenses associated with our bond issuance in Mexico (See “Indebtedness”).
(2)	In connection with the secured line of credit for up to Ps.400,000 contracted with Banamex (see —“Indebtedness—Banamex Term Loans”), and in order to mitigate the risk of future increases in interest rates, we entered into a derivatives contract with Banamex, which consists of an interest rate swap. By using this interest rate swap, we converted our variable interest rates into fixed rates. The swap and the initial secured line were fully prepaid on August 31, 2021. In addition, to reduce the risks related to fluctuations in the exchange rate of the US dollar, we use derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars. As of December 31, 2021, the Company had USD$134.1 million with an average rate of Ps. 20.66. The difference between the average exchange rate of the forward contracts and the real average exchange rate of Ps. 21.53 and Ps. 20.28 in each period represents the (loss) and gain in 2020 and 2021.
(3)	During the 2020 period, we assumed the obligation associated with outstanding warrants upon the Merger with DD3. Changes in the fair value of the warrant obligations, which increased during the year in direct correlation with the increase in our share price, was recognized in financing income/costs. As of December 31, 2021, we do not have outstanding warrants.
(4)	Our exposure to currency exchange rate fluctuations and how we mitigate this risk can be found in the section entitled “Risk Factors—Risks Related to Mexico” and “Currency Exchange Rate Fluctuations.” Additionally, the unrealized loss in valuation of financial derivative instruments from 2020 was converted in foreign exchange loss when forwards were paid during 2021.

Income Tax Expense

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted
Current	Ps.	782,901	791,856	576,834	576,834
Deferred		41,553	22,700	(34,066)	(51,173)
Total Income Tax Expense	Ps.	824,454	814,556	542,768	525,661

Income taxes increased 55.0% or MX$288,895 to MX$814,556 for the 2021 period compared to MX$525,661 for the 2020 period due to higher pre-tax profits. The effective income tax rate is 31.8% in 2021 and 63.8% in 2020, the difference is derived from the effect of fair value of warrants for Ps.851,520, that affects the accounting result before taxes in the year 2020.

Reconciliation Of Non-IFRS Measures

Non IFRS Financial Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. EBITDA is not a measure required or presented in accordance with IFRS. The use of EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS.

We believe that this non-IFRS financial measure is useful to investors because (i) We use this measure to analyze our financial results internally and believe they represent a measure of operating profitability and (ii) this measure will serve investors to understand and evaluate our EBITDA and provide more tools for their analysis as it makes our result comparable to industry peers that also prepare this measure.

EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	December 31, 2021			January 3, 2021
	Previously Presented		Adjusted	Previously Presented	Adjusted
In thousands of Mexican Pesos
Net Income for the period	Ps.	1,800,884	1,747,939	338,361	298,444
Add: Total Income Taxes		824,454	814,556	542,768	525,661
Add: Financing Cost, net		39,370	39,370	1,239,230	1,239,230
Add: Depreciation and Amortization		82,122	82,122	43,688	43,688
EBITDA	Ps.	2,746,830	2,683,987	2,164,047	2,107,023

For the 2021 period, consolidated EBITDA increased 27.4% to Ps.2,683,987 from Ps.2,107,023 in 2020, mostly due to higher sales. Comparable EBITDA margin for the year contracted 264bps mainly explained by a lower operating leverage, partially offset by gross margin expansion.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity is cash flow generated from our two main operating segments, sales of home organization products and beauty and personal care (B&PC). Variation in sales of our products directly affects our cash flow. We have historically met our short- and long-term working capital and capital expenditure requirements through net cash flow provided by operating activities. Our capital expenditures expenses requirements are mainly related to investment in technology, and, in prior years, to the construction of our distribution center. We financed the JAFRA Acquisition through a long-term debt instrument, and despite the current inflationary environment, we believe we will have sufficient resources to meet our debt service obligations in a timely manner.

In order to maintain sufficient liquidity, we strive to maintain a minimum cash and cash equivalent monthly balance of Ps.400,000 in order to cover our Selling, General and Administrative expenses. As of December 31, 2022, our cash and cash equivalents was Ps.815,644, above the minimum cash and cash equivalent monthly balance.

For the 2022 period, BWM imported 93% of its products. Such imports are paid in dollars. To reduce the risk related to fluctuations in exchange rates, BWM uses derivative financial instruments as “forwards” to moderate the exchange risks resulting from future inventory and purchases in dollars. The hedging forwards contracts cover 100% of the product needs until August 2023. The acquisition of JAFRA is essential for our future growth opportunities, since it is expected to incorporate an attractive portfolio of products that will diversify our offer, with unique brands in different market segments in Mexico and the United States, giving greater stability to our financial strength in changing business environments.

Cash Flow

Year ended December 31, 2022 compared with year ended December 31, 2021

Cash Flows from Operating Activities

Cash flow provided by operating activities decreased 3.8%, or MX$55,895, to MX$1,409,702 for the 2022 period compared to MX$1,465,597 for the 2021 period, mainly derived from a decline in net income in our home organization segment of MX$1,371,037, decreasing from MX$1,747,939 in 2021 to MX$376,902 in 2022, mainly as a result of lower contribution margin driven by lower net sales, which was partially offset by the MX$493,062 increase in net income arising from our beauty and personal care segment in 2022. Additionally, there was (i) an increase of MX$287,987 in trade accounts receivable due to the JAFRA Acquisition , (ii) a decrease of MX$875,340 in accounts payable related to decreased in sales of BWM which derived in lower purchases of inventories, and (iii) an increase in interest expense cashflows of MX$467,503 derived from the long-term syndicated loan obtained during 2022 to pay the purchase price and other associated expenses under and in connection with the JAFRA Acquisition. Historically, Betterware did not invest in working capital because it is financed by the days payable to suppliers (sales are higher, cash collection from sales is faster than payments made to suppliers). However, during the 2022 period and due to the decrease in sales, we did an investment in working capital of Ps.659,652 as inventory turnover increased from 104 days during the 2021 period, to 174 during the 2022 period, days of payables decreased from 165 during the 2021 period to 171 during the 2022 period, and days of receivables were maintained at 27 days for the years ended December 31, 2021 and 2022.

Cash Flows from Investing Activities

Cash flows used in investing activities increased by 1,406.1%, or MX$(4,504,844), to MX$(4,825,222) for the 2022 period compared to MX$(320,378) for 2021 period mainly due to an increase in investing activities associated with the purchase price and other associated expenses under and in connection with the JAFRA Acquisition. Cash flows used in investing activities include investment in business acquisitions, technological platform, product innovation, equipment, and property.

Cash Flows from Financing Activities

Cash flows generated from (used in) financing increased by 593.0%, or MX$3,675,807, to MX$3,055,966 for the 2022 period compared to MX$(619,841) for the 2021 period. During 2022, we received MX$4,498,695 under the long-term financing agreement entered with a group of banks integrated by Banamex, HSBC, BBVA, BanBajio, Bancopel and Scotiabank, which was used to pay the purchase price and other associated expenses under and in connection with the JAFRA Acquisition. Additionally, funds for MX$1,320,010 were disbursed under the short-term financing agreements as follows: (i) MX$250,000 by Banamex, (ii) MX$620,000 by HSBC, and (iii) MX$450,010 by BBVA. As of the date of this annual report, we have repaid an aggregate amount of MX$1,120,025 under these short-term financing agreements, of which: (i) MX$50,000 was paid to Banamex, (ii) MX$620,000 was paid to HSBC, and (iii) MX$450,010 was paid to BBVA. For the year ended December 31, 2022 and 2021, we paid dividends in the amount of MX$949,610 and MX$1,400,000, respectively. For the year ended December 31, 2022 period, we paid interests for MX$502,847, a 923.6% increase compared to MX$49,123 paid for the year ended December 31, 2021 period, mainly due to the repayments made under the different financing agreements with financial institutions. See “—Liquidity and Capital Resources—Indebtedness.”

Year ended December 31, 2021 adjusted compared with year ended January 3, 2021 adjusted

Cash flows from Operating, Investing and Financing Activities did not chance for the immaterial adjustments made to the financial statements as of December 31, 2021 and January 3, 2021, because all adjustments were reconciled between operating activities.

Indebtedness

Long Term Syndicated Credit Line

On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel and Scotiabank, as syndicated lenders, for a credit line of up to Ps.4,498,695. The funds under the credit line were entirely allocated to pay the purchase price and other associated expenses under and in connection with the JAFRA Acquisition in Mexico and the United States. The maturity date is set up to be five years as from March 2022 and pays monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. During the initial 24 months as from entering into the credit line, Betterware is not required to make any principal repayments. Starting on month 25, Betterware will require make incremental monthly capital repayments until reaching repayment of the principal outstanding amount by month 60. Certain JAFRA’s subsidiaries are jointly liable under this credit agreement.

Long Term Bond Offering

On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market. The first offer of sustainability bonds for Ps.500,000 started paying interest at 5.15% rate plus 0.40% and for the subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40%, and the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35% during the sustainability bond term. Capital payments will have to be made at the maturity date for each tranche under this bond issuance.

Banamex - Unsecured credit line

Betterware has an unsecured credit line with Banamex of up to Ps.400,000 TIIE plus 110 basis points. As of December 31, 2022, Betterware has withdrawn Ps.250,000 under such credit line, of which Ps.50,000 has been reimbursed to Banamex.

BBVA-Credit line

On April 5, 2022, we entered into a credit line with BBVA for up to Ps.400,000. On May 31, 2022, we entered into an amendment pursuant to which the available amount under the credit line was increased by Ps.800,000. The line of credit bears interest at the 28-day TIIE rate plus 206 basis points, payable monthly, with a term of 36 months from the date of signing the original contract. During 2022, Betterware withdrew Ps.450,010 under the credit line, which were fully repaid before the end of the year.

HSBC-Credit line

On March 10, 2020, Betterware entered into a credit line agreement with HSBC México, S.A., for an amount of Ps.50,000. BLSM is jointly liable under this credit line. On May 4, 2020, we entered into an amendment pursuant to which the funds available under the credit line were increased to Ps.150,000. The maturity date of this credit line is March 10, 2024, and it bears interest at the TIIE rate plus 200 basis points. During 2022, 2021 and 2020, the we withdraw funds under this credit line in the amounts of Ps.620,000, Ps.20,000 and Ps.115,000, respectively. All of such amount have been fully repaid as of the date of this annual report.

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

D.	TREND INFORMATION

COVID-19 Virus Impact

As a result of the coronavirus (COVID-19) outbreak and its global spread to a large number of countries, the World Health Organization classified the viral outbreak as a pandemic on March 11, 2020. See “Risk Factors—The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, has had and may continue to have a negative impact on our gross margins and in our results of operation.”

Our operations since beginning of the COVID-19 pandemic, were not interrupted, due to our product lines include hygiene and cleaning solutions, qualified as an essential activity in Mexico. However, the effects of the return to normality have been amplified by a softer-than-expected economic environment and a weaker consumer spending. During 2022 and after the restrictions imposed in connection with the COVID-19 pandemic were relaxed, BWM’s network of associates and distributors declined.

Inflation and Supply Chain

During the first half of 2022, the disproportionate increase in supply and demand was reflected in high freight costs that we had to pay. To offset the effect and stabilize the profit margin in the sale of products, we implemented an emergency plan and increased the general price of our products. During the second half of 2022, global logistics chains were stabilized, and costs are currently on a downward trend.

Russia and Ukraine Conflict

During 2022, manufacture of our beauty and personal care segment products was affected by the shortage of aluminum produced and export by Russia, which is one of the largest producers of this input worldwide, as a consequence of the conflict with Ukraine. This shortage generated an increase in prices and delays in delivery times for valves and aerosols. This situation caused several consequences in our operation, including delays and non-compliance in the arrival of materials from suppliers, decreases in absorption of operating expenses, increases in energy costs, and increases in the prices of raw materials such as alcohol and some components.

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

E.	CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our officers and directors as of the date of this annual report. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is Luis Enrique Williams, 549, Colonia Belenes Norte, Zapopan Jalisco, México C.P.45145.

Name	Age	Position Held
Luis Campos	70	Chairman of the Board
Andres Campos	40	Chief Executive Officer and Board Member
Alejandro Ulloa	49	Chief Corporate Financial Officer
Mauricio Alvarez	53	Chief Corporate Information Officer
Diana Jones	41	Chief Financial Officer of Betterware
Santiago Campos	31	Board Member
Jose de Jesus Valdez	70	Independent Board Member
Dr. Martín M. Werner	60	Independent Board Member
Dr. Guillermo Ortiz	74	Independent Board Member
Federico Clariond	49	Independent Board Member
Salvador Alva	62	Independent Board Member
Joaquin Gandara	52	Independent Board Member
Silvia Davila	52	Independent Board Member
Reynaldo Vizcarra	57	Secretary

Background of Our Officers and Directors

The Group’s board of directors is composed of the following members and a non-member Secretary:

●	Luis Campos has been in the direct to consumer business for more than 30 years. He has been chairman of Betterware de México since he bought the Company in 2001. Prior to Betterware, Mr. Campos served as Chairman of Tupperware Americas (1994 – 1999), Chairman of Sara Lee — House of Fuller Mexico (1991 – 1993), and Chairman of Hasbro Mexico (1984 – 1990). Mr. Luis Campos is an active member of the “Consejo Nacional de Comunicación”, an active member of the “Consejo Consultivo” of Banamex and he was an active member of the Direct Selling Association, The Latin America Regional Managers’ Club, The Conference Board, and a board member of the Economic Development Commission of Mid Florida, Casa Alianza-Covenant House, The Metro Orlando International Affairs Commission, SunTrust Bank and Casa de Mexico de la Florida Central, Inc. Mr. Campos was selected to serve on Betterware’s board of directors due to his extensive experience in consumer product companies, especially in the direct sales, as well as his relevant top-level experience in American public multinational companies. Luis Campos is the father of Andres and Santiago Campos.

●	Andres Campos has been CEO of Betterware de México since 2018. Prior to becoming CEO, within the Company, Andres Campos served as Commercial Director (2014 – 2018) and Strategy and New Businesses Director (2012 – 2014). Prior to Betterware, Mr. Campos worked in Banamex Corporate Banking area (2012 – 2014) and in KPMG as an Auditor (2004 – 2005). Andres holds a bachelor’s degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Cornell University. Andres Campos is son of Luis Campos and brother of Santiago Campos.

●	Alejandro Ulloa joined Betterware with extensive experience at large and multinational companies including Citelis (Organización Ramírez), where he served as Chief Financial Officer; General Electric, where he was Director of Equity; and Banamex Citigroup, where he held various positions of increasing responsibility, including Vice President of Financial Institutions at the Corporate and Investment Banking, Manager of Relations with Financial Institutions and Corporate and Investment Bank, Relationship Manager for Institutional Remedial Management and Credit Analyst. Mr. Ulloa also served as a member of Banorte’s regional Board. He has a bachelor’s degree in Economics from ITAM, where he also received a Diploma in Credit and Financial Risk Management; and also holds an MBA from Yale University and has an Executive Diploma in Real Estate Management from Harvard University.

●	Mauricio Alvarez joined to Betterware as CIO in August 2020 responsible for information technology spanning applications, data, cybersecurity and infrastructure, all a vital part of nearly every aspect of our customer and service experience. Mauricio joined Betterware from multinational customer experience companies including Atento where he was Chief Information Officer for the US, Mexico and Central America. Before Atento, Mauricio co-founded Flip Technologies, a SaaS provider for nonprofit organizations and held various IT & Innovation leadership roles of increasing responsibility at The Coca-Cola Company globally. Mauricio holds a bachelor’s degree in Computer Systems from the Universidad Iberoamericana in Mexico City.

●	Diana Jones has served as Betterware CFO since 2020. Mrs. Jones previously performed as Betterware’s Director of Comptroller (2018-2019) and Director of Finance Planning (2019-2020). Prior joining the Company, she worked as Director of External Audit in KPMG Cardenas Dosal, S.C., (2003-2018), including a term at New York City from 2008 to 2010. Mrs. Jones holds a degree in Public Accounting and Finance from the Monterrey Institute of Technology and Higher Education (ITESM), as well as an MBA with specialty in Finance from Tecmilenio University. She is also a Certified Public Accountant on behalf of the Mexican Institute of Public Accountants.

●	Santiago Campos has served as Director of Innovation and Communication at Betterware since 2018. Prior to joining Betterware, Santiago Campos served as Commercial Director at EPI Desarrollos, a Real Estate Development company, coordinating efforts between marketing, sales, finance and also taking care of administration, he was involved in achieving successful projects in a span of 2.5 years where 100% sales were accomplished before finishing construction. Santiago holds a bachelor’s degree in public accounting and finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Campos was selected to serve on Betterware’s board of directors due to his natural instinct in product innovation and household needs in BWM market target group. Santiago Campos is son of Luis Campos and brother of Andres Campos.

●	Jose de Jesus Valdez serves as CEO of Alpek since 1988. Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

●	Dr. Martín M. Werner, who has served as DD3’s Chief Executive Officer and Chairman of the Board since inception, is a founding partner of DD3 Capital. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. Dr. Werner continues to serve as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), which is one of Mexico’s largest private concessionaires and operates more than 760 kilometers of toll roads and is owned by Goldman Sachs Infrastructure Partners. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s Public debt after the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion; he is also member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States; the Board of Directors of Grupo Aeroportuario Centro Norte, one of Mexico’s largest airport operators; and he is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.

●	Dr. Guillermo Ortiz has served as Chairman of BTG Pactual Latin America ex-Brazil, a leading Brazilian financial services company with operations throughout Latin America, the U.S. and Europe, since 2015. Prior to joining BTG, from 2010 to 2015, he was Chairman of the Board of Grupo Financiero Banorte-Ixe, the largest independent Mexican financial institution. Dr. Ortiz also served two consecutive six-year terms as Governor of Mexico’s Central Bank from 1998 to 2009. From 1994 to 1997, Dr. Ortiz served as Secretary of Finance and Public Credit in the Mexican Federal Government where he guided Mexico through the “Tequila” crisis and contributed to the stabilization of the Mexican economy, helping return the nation to growth in 1996. He has served on the Board of Directors of the International Monetary Fund, the World Bank and the Interamerican Development Bank. Dr. Ortiz is Chairman of the Pe Jacobsson Foundation, a member of Group of Thirty, Board of Directors of the Center for Financial Stability, Board of Directors of the Globalization and Monetary Policy Institute, Board of Directors in the Federal Reserve Bank of Dallas and Board of Directors of the China’s International Finance Forum. He is also an Officer of Zurich Insurance Group Ltd. and a Member of the Board of Directors of Wetherford International, a leading company in the oil and equipment industry, as well as of a number of Mexican companies, including Aeropuertos del Sureste, one of Mexico’s largest airport operators, Mexichem, a global leading petrochemical group, and Vitro, a leading glass manufacturer company in Mexico. Dr. Ortiz is also a member of the Quality of Life Advisory board of the Government of Mexico City. Dr. Ortiz holds a bachelor’s degree in economics from Universidad Nacional Autónoma de México (UNAM), a master’s degree and a Ph.D. in economics from Stanford University. Dr. Ortiz was selected to serve on our board of directors due to his significant government service and finance experience.

●	Federico Clariond has served as CEO of Valores Aldabra, a single-family office with investments in financial services, aluminum, packaging and consumer goods companies, since 2011, and as CEO of Buro Inmobiliario Nacional, a Real Estate investment vehicle with holdings in the hospitality, industrial, office, and commercial spaces throughout Mexico, since 2015. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies ranging from the financial services, aluminum, packaging and consumer goods industries. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

●	Salvador Alva is a consultant, entrepreneur and member of various boards and civil associations. He was President of the Instituto Tecnologico y de Estudios Superiores de Monterrey from 2011 to 2020, President of PepsiCo Latin America from 1983 to 2008 and Vice President of Marketing and Planning of Cerveceria Moctezuma from 1972 to 1982. Mr. Alva holds a Barchelor´s degree in Chemical Engineering from UNAM and an MBA from Universidad de las Americas.

●	Joaquin Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking. Mr. Gandara was selected to serve on the Company’s board of directors due to his extensive knowledge in the financial and banking field.

●	Silvia Davila is a proven leader with over 30 years of experience working with leading consumer companies in various roles and possesses deep knowledge of the Latin American market. Silvia Davila currently serves as President of Danone LATAM. She has vast experience in financial and digital transformation achieving sustained business growth. Her leadership style is based on empowerment and team development, consistently building high-performing teams to simplify operations, adding value through processes, and promoting ideas that generate sustained growth. She is determined, committed and passionate, and always a strategic leader who develops people. Silvia joined Danone in 2017 as Regional President LATAM for dairy products, and since 2020, she is a member of the Global Executive Committee and responsible for the operation in Mexico and for all categories in LATAM. Prior to Danone, she worked in Mars (2004-2017), Procter & Gamble (1992-2003) and McDonald´s Mexico (1989-1992). Silvia holds a Bachelor´s degree in Marketing from UNITEC, where she graduated with honors, a Master´s degree in Business Economics form ITESM and post-graduate studies from Harvard, IMD and INSEAD.

●	Reynaldo Vizcarra (non-member Secretary) is a member of Baker & McKenzie’s Corporate and Transactional Practice Group. He is a professor at the University Anáhuac del Norte where he teaches foreign investment as part of the master of laws program, and an instructor at Universidad Panamericana’s Baker McKenzie Seminar. He joined Baker & McKenzie’s Mexico City office in 1986, handling foreign investments, banking and finance matters and international agreements. He also worked in the Chicago office’s Latin America Practice Group, advising on investments and acquisitions in Latin America (1996 – 1997). In 2000, Mr. Vizcarra co-founded Baker & McKenzie’s Guadalajara office, where he led the Banking & Finance Practice Group. In August 2005, he transferred to Baker McKenzie’s Cancun office as a founding member and director mainly handling tourism and real estate projects. In 2009, he transferred back to the Mexico City office, where he was local managing partner for four years and thereafter became National Managing Partner of the Firm in Mexico until August 2018.

B.	COMPENSATION

For the 2022 period, we paid our top management a fix aggregate compensation of approximately MX$39 million plus a variable aggregate compensation for bonuses of approximately MX$8 million. The amounts payable under the performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives. Overall, the total executive compensation for the 2022 period was MX$47 million.

On July 30, 2020, Betterware modified the share-based plan incentive granted to the Chairman of the Board and certain executives and directors of the Company on August 15, 2019 (the “Incentive Plan”). The purpose of the Incentive Plan is to provide certain members of the top management with the opportunity to receive share-based incentives to encourage them to contribute significantly to the growth of the Company and to align the economic interests of those individuals with those of the shareholders. The Incentive Plan is aligned with the shareholders’ interest in terms of the management capacity to obtain operating results that potentially benefit the share price. If the pre-determined results are achieved, it will cause a gradual delivery of shares over a period of four to five years (see Note 23 of the Audited Consolidated Financial Statements). As of December 31, 2022, we have issued and delivered 731,669 shares to Campalier, a wholly owned entity of the Chairman of the Board, under the Incentive Plan.

C.	BOARD PRACTICES

Board Committees

The Group’s Audit and Corporate Practices Committee has the following specifications:

Composition

●	The Audit and Corporate Practices Committee of the Group consists of three members appointed by the board itself, in accordance with the provisions of Nasdaq, the Group’s bylaws and other legal provisions, in the understanding, however, that the chairman of the Audit and Corporate Practices Committee will be elected by the General Assembly of Shareholders of the Group.

●	The members of the Audit and Corporate Practices Committee are independent as under Nasdaq requirements.

●	The Audit and Corporate Practices Committee may create one or more sub-committees, to receive support in the performance of its functions. The Audit and Corporate Practices Committee is empowered to designate and remove the members of said sub-committees and to determine their powers.

●	As of the date of this annual report, the members of the Audit and Corporate Practices Committee are:

i.	Joaquin Gandara Ruiz Esparza — Chairman — Mr. Gandara serves as CEO of Stone Financial Awareness since 2017. Prior to Stone Financial Awareness, he worked at Scotiabank for 24 years where he held several positions in different departments such as Credit, Consumer Banking, Branch Operations and Corporate Banking.

ii.	America Taracido serves as Managing Partner at Consultores en Alta Direccion y Gestión de Empresas, S.C. and, she joined Desarrolladora de Ciudad as CFO. Mrs. Taracido served in various positions in countries such as Peru, the United States and Mexico and worked in important positions in companies such as “Ernst & Young México, Avon Cosmetics, Finanzas & CFO at Smurfit Kappa Group México”, and others. She is an active member of the Council of Americas and was a president of “Instituto Mexicano de Ejecutivos de Finanzas”. Mrs. Taracido holds a master degree in Administration in “Tecnológico Autonómo de México (ITAM)”. Since April 2020 she is part of the Audit Committee for Betterware Mexico.

iii.	Federico Clariond has served as CEO of Valores Aldabra, since 2011, and as CEO of Buro Inmobiliario Nacional. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

Sessions Frequency

●	The Audit and Corporate Practices Committee and its sub-committees meet with the necessary frequency for the performance of their duties, at the request of any of its members, the Board of Directors or its Executive President or the General Assembly of Shareholders; in the understanding that it must meet at least 4 (four) times during a calendar year.

●	The sessions of the Audit and Corporate Practices Committee and its sub-committees may be held by telephone or videoconference, with the understanding that the Secretary of the respective session must take the corresponding minutes, which must in any case be signed by the Executive President and the respective Secretary, and collect the signatures of the members who participated in the session.

Functions

●	Regarding Corporate Practices, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law, especially the provisions of section I (first) of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

○	Provide opinions regarding transactions between related parties to the General Assembly of Shareholders and the Board of Directors.

○	Develop, recommend and review corporate governance guidelines and guidelines of the Group.

○	Recommend modifications to the bylaws of the Group.

○	Analyze and review all legislative, regulatory and corporate governance developments that may affect the operations of the Group, and make recommendations in this regard to the Board of Directors.

○	Prepare and propose the different manuals necessary for the corporate governance of the Group or for compliance with the applicable provisions.

○	Define the compensation and performance evaluation policies of the senior executives of the Group.

○	Use the best compensation practices to align the interests of the Shareholders and the senior executives of the Group, being able to hire any independent expert necessary for the development of this function.

○	Ensure access to market data and best corporate practices through external consultants specialized in the field.

○	Develop a plan for the succession of senior executives of the Group.

●	In matters of Audit, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law especially the provisions of section II of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

○	Determine the need and viability of the fiscal and financial structures of the Group.

○	Comment on the financial and fiscal structure of the international expansion of the Group.

○	Comment on the financial reports, accounting policies, control and information technology systems of the Group.

○	Evaluate and recommend the external auditor of the Group.

○	Ensure the independence and efficiency of the internal and external audits of the Group.

○	Evaluate the transactions between related parties of the Group, as well as identify possible conflicts of interest derived from them.

○	Analyze the financial structure of the Group, in the short, medium and long term, including any financing and refinancing transactions.

○	Review and comment on the management of the Group’s treasury, risk and exposure to fluctuations in exchange rates and hedging instruments of the Group, whatever their nature or denomination.

○	Evaluate the processes and selection of insurance brokers, as well as the coverage and premiums of the Group’s insurance policies.

D.	EMPLOYEES

The following table provides information regarding the number of our employees for the 2022, 2021 and 2020 periods, respectively:

	Number of Employees
	December 31,	December 31,	January 03,
	2022	2021	2021
Operations	1,528	977	962
Finance, administration, human resources, IT	502	128	184
Sales and marketing	147	167	148
Total	2,177	1,272	1,294

E.	SHARE OWNERSHIP

Not applicable.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all directors and executive officers as a group.

As of the date of this annual report, we had 37,316,546 issued and outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address for Campalier is Av. Acueducto 6075-A, Local A, Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico.

Ordinary shares
Beneficially
Owned as of
date of this
annual report
Ordinary Shares
	Number	%
Five Percent or More Holders
Campalier S.A. de C.V.(1)	20,019,793	53.65%
Cede & Co.	17,224,127	46.16%
Our executive officers and directors:
Luis Campos	—	—
Andres Campos	—	—
Alejandro Ulloa	—	—
Mauricio Alvarez	—	—
Diana Jones	—	—
Santiago Campos	—	—
Jose de Jesus Valdez	—	—
Dr. Martín M. Werner	—	—
Dr. Guillermo Ortiz	—	—
Federico Clariond	—	—
Salvador Alva	—	—
Joaquin Gandara	—	—
Silvia Davila	—	—
Reynaldo Vizcarra	—	—
All directors and executive officers as a group (fourteen individuals)	—	—

(1)	This entity is controlled by Luis Campos, our Board Chairman.

B.	RELATED PARTY TRANSACTIONS

Other than as disclosed in this annual report and the Audited Consolidated Financial Statements attached hereto and other than in the ordinary course of business, since the beginning of our preceding three financial years, have transactions or loans with the Group’s related parties as follow:

On June 23, 2022, our subsidiary Programa Lazos, as borrower, entered into a loan agreement for an amount of Ps.150 million with Campalier, as lender. As of December 31, 2022, Lazos has withdrawn Ps.120 million under such loan. Principal amount bears a monthly variable interest rate of TIIE plus 349 basis points, and it does not foresee a specific maturity date.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED AND COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Audited Consolidated Financial Statements are included in Item 18. The Audited Consolidated Financial Statements were audited by independent registered public accounting firm and are accompanied by their audit reports.

Legal Proceedings

We are not involved in or threatened by any material proceeding that we it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on our consolidated and combined financial position, results of operations and cash flows.

On August 12, 2014, the International Inspection Administration “4” (“AFI” for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT”, for its acronym in Spanish), requested information regarding the Group´s 2010 income tax filing, which was provided at the time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”, for its acronym in Spanish) regarding this SAT review. On March 2, 2017, the SAT notified us, about certain issues on which an agreement was not reached. As a result, we filed a lawsuit for annulment before the SAT’s resolution, which is still in progress’. Based on the evaluation of the Group’s Management, tax liabilities are not expected to arise as a result of this matter. As of December 31, 2022, the maximum exposure was considered not significant.

Dividend Distribution Policy

We have created an Investment Committee which evaluates and recommends the Board of Directors whether or not to pay dividends. As of the date of this annual report, we have not implemented a dividend policy.

B.	SIGNIFICANT CHANGES

Please see Note 29 of the Audited Consolidated Financial Statements elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on Nasdaq under the symbol “BWMX.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares began trading on Nasdaq under the symbol “BWMX,” in connection with our initial public offering, on March 13, 2020.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

We do not have material contracts to disclose.

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

As used herein, the term U.S. Holder means a beneficial owner of one or more of our ordinary shares:

●	that is for U.S. federal income tax purposes one of the following:

○	an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States,

○	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia).

○	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

○	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

●	who holds the ordinary shares as capital assets for U.S. federal income tax purposes;

●	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and

●	whose holding is not effectively connected with a business carried on through a permanent establishment in Mexico.

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

This summary also does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates or former long-term residents of the United States, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, persons holding ordinary shares as part of a straddle, hedging, conversion or other integrated transaction, controlled foreign corporations or passive foreign investment companies, persons who are required to accelerate the recognition of any item of gross income with respect to the shares of the Company as a result of such income being recognized on an applicable financial statement, persons who acquired their ordinary shares pursuant to the exercise of employee shares options or otherwise as compensation, entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2022 taxable year and does not expect to be a PFIC for its 2023 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

Information reporting and backup withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. Holders that hold certain specified foreign financial assets in excess of U.S.$50,000 are subject to U.S. return disclosure obligations (and related penalties). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their ordinary shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial.

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

Material Mexico Income Tax Considerations

The following is a summary of the material Mexican federal income tax consequences to US holders of the purchase, ownership and disposition of our shares. The summary of Mexican tax considerations does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of shares and does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares (including a holder that controls the Company, an investor that holds 10% or more of shares by vote or value or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the shares by vote or value, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law)). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder.

The summary is based upon the federal income tax laws of the United Mexican States (hereinafter “Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of The Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with related Protocols and Competent Authority Agreements (hereinafter “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in our shares should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of shares, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for federal tax purposes and that does not hold shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is a resident if it has its place of effective management or center of interest in Mexico. An individual who has a home in Mexico and another country will be considered to be a resident of Mexico if Mexico is the individual’s significant center of interest. However, any determination of residence should take into account the particular situation of each person or legal entity. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

Taxation of Dividends

Under the Mexican Income Tax Law, dividends paid to Mexican individuals, or any foreign residents are subject to a 10% withholding tax if paid from earnings generated during and after 2014 but are not subject to Mexican withholding tax if paid from earnings generated before 2014. Non-Mexican holders may be subject to withholding tax at reduced rates if they are eligible for benefits under an applicable tax treaty with Mexico.

Taxation of Dispositions of Shares

Subject to applicable tax treaties, any gain on the sale of our shares by any holder is subject to a 10% withholding tax in Mexico on the net gain from the sale if the transaction is carried out through the Mexican Stock Exchange. These taxes are paid through withholdings made by the financial intermediary. However, these withholdings will not be applicable to a non-resident holder that demonstrates (before the relevant financial intermediary) residence in a country with which Mexico holds a tax treaty to avoid double taxation. The non-resident holder must provide the financial intermediary with a signed document stating that the non-resident holder is a foreign resident and that their country of residence has a tax treaty to avoid double taxation with Mexico and provide their Tax ID.

The sale or transfer of shares outside of the Mexican Stock Exchange will give rise to a 25% Mexican withholding tax on the gross proceeds realized from the transaction. Subject to certain exceptions, a non-Mexican holder may elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35.0%.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer or disposition of the Shares by non-Mexican holders; provided, however, that gratuitous transfers of shares may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of shares.

Material Guatemala Income Tax Considerations

The tax system of Guatemala is a unitary system, whereby income of all kinds, other than capital gains, is lumped together and subject to a single tax. The components of gross income subject to tax are usually business income, interest, dividends, rent, salaries, and services. Companies are subject to income tax only on their Guatemala-source income. Dividends and other income payable abroad are taxed separately by way of withholding taxes (WHTs).

For income tax purposes, there are two main systems that taxpayers may subscribe to: the system on earnings from lucrative activities and the simplified optional system on income from lucrative activities. The taxpayer chooses what system the company is registered for. Once a system is chosen, it cannot be modified until the next tax period. The request for the modification must be requested before the tax authorities at least one month prior to the new tax period.

System on earnings from lucrative activities: Under the system on earnings from lucrative activities, the tax is determined and paid at the end of each quarter, without prejudicing the end-of-period final tax liquidation. The tax rate is 25% on net income. This system allows taxpayers to deduct costs and expenses incurred during the period, according to requirements established by law.

Simplified optional system on income from lucrative activities: Under the simplified optional system on income from lucrative activities, the tax is payable under flat tax withholdings (the tax is to be retained by either the customer or the recipient of services) or by direct remittances to the tax office made monthly within the first ten working days of the month following the invoice date. The tax rate is 5% on gross income that ranges from 0.01 Guatemalan quetzales (GTQ) to GTQ 30,000 and 7% on the excess.

Local income taxes: There are no specific state or provincial government taxes on income other than the two systems previously described.

F.	DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We make our filings in electronic form under the EDGAR filing system of the SEC. Our filings are available through the EDGAR system at www.sec.gov. Our filings are also available to the public through the Internet at our website at https://investors.betterware.com.mx/. Such filings and other information on our website are not incorporated by reference in this annual report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the following email address: ir@better.com.mx.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

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

Market risk

Our activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). We entered into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, we use derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	Additionally, the Group occasionally used interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives.

	December 31,		December 31,	January 03,
	2022		2021	2021
	Long-term debt		Long-term debt	Borrowings

Fair value.(1)	Ps.	6,489,926	1,499,867	634,992

(1)	The fair value of the long term bond in 2022 and 2021, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings in 2022 and 2020 periods, was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

Exchange risk management

We undertake transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

Our carrying amounts of U.S. dollars, Euro (“€”) and India rupee (“Rp”) and denominated financial assets and financial liabilities at the reporting date are as follows:

	December 31,			January 03,	January 03,
	2022			2021	2021
	US$	€$	Rp$	US$	US$
Financial assets	13,006	105	60,340	10,686	29,559
Financial liabilities	(23,142)	(78)	-	(35,148)	(49,570)
Net position	(10,136)	27	60,340	(24,462)	(20,011)
Closing exchange rate of the year	19.3615	20.7693	0.0013	20.5157	19.9352

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

	December 31,		December 31,		January 03,
	2022		2021		2021
Impact on net income	US$	19,490	US$	50,186	US$	39,982

Foreign exchange forward contracts

We enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to six months. Basis adjustments are made to the initial carrying amounts of inventories when the anticipated purchases take place.

See Note 19 to our Audited Consolidated Financial Statements for details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract liabilities are disclosed in the line item ‘Derivative financial instruments’ within the consolidated and combined statement of financial position.

We have entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. We have entered into foreign exchange forward contracts to hedge the exchange rate risk arising from these anticipated future purchases.

Interest rate risk management

We are exposed to interest rate risk from borrowings at variable interest rates. We manage the risk by maintaining an appropriate balance between fixed and variable rate borrowings and the use of interest rate swap contracts. Hedging activities were evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies are applied.

Our exposures to interest rates on financial assets and financial liabilities are detailed in the section of liquidity risk management in our Audited Consolidated Financial Statements.

As of December 2022 and 2021, we did not have any SWAP contracted.

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

See Note 6 in our Audited Consolidated Financial Statements, for further details on trade account receivables and the expected credit loss estimate.

Collateral held as security and other credit enhancements

We do not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Our exposure to credit risk

Our exposure to credit risk concentration is not significant as no customer represents more than 10% of sales and receivables. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy our credit references, can only carry out transactions with us through prepayment.

For trade receivables, we have applied the simplified approach to measure the loss allowance at lifetime ECL. We determine the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix. Our Note 6 in our Audited Consolidated Financial Statements includes further details on the loss allowance for these assets.

Liquidity risk management

The ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for management of our short, medium and long-term funding and liquidity management requirements. We manage liquidity risk by maintaining adequate reserves, banking facilities, and reserve borrowing facilities, by continuously monitoring the forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity maturity analysis

We manage our liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities and long-term debt maturities effectives in 2022, 2021 and 2020 are presented in Note 14 and 16, respectively in our Audited Consolidated Financial Statements. We have access to financing facilities as described below.

Bank credit lines and long term debt	2022		2021	2020
Amount used	Ps.	6,198,695	1,500,000	626,554
Amount not used		1,380,000	250,000	297,828
Total credit lines and long term debt	Ps.	7,578,695	1,750,000	924,382

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer (CEO) and Chief Corporate Financial Officer (CCFO) are responsible for implementing disclosure controls and procedures to ensure that the information required to be disclosed by the Group in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such information is necessary for our officers who certify our financial reports and for other members of senior management and the CEO and CCFO as appropriate to allow timely decisions regarding required disclosure. Because of these inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CCFO oversee and review all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. These executives meet at regular intervals in order to review all data. Our CEO and CCFO conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2022. Based on that evaluation, our CEO and CCFO have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2022, due to the existence of material weaknesses in our internal controls over financial reporting.

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

As of December 31st, 2022, our management assessed the effectiveness of our internal control over financial reporting based on the criteria of Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Our assessment concluded the following material weaknesses.

The Company did not design and maintain an effective risk assessment process and monitoring activities, commensurate with our financial reporting requirements, related to identifying and assessing significant changes in the business that could affect our internal control over financial reporting, and conducting timely follow-up to determine whether the components of internal control are present and functioning effectively. These material weaknesses contributed to the following material weaknesses associated with:

(i) business combination process specifically, the Company did not design and maintain controls to determine the goodwill and long-lived assets, including the review of the data and assumptions used to determine the fair value of the assets and liabilities acquired;

(ii) the period-end financial reporting and consolidation process. Specifically, the Company did not design and maintain formal accounting policies, procedures and controls to ensure complete, accurate and timely reporting in the consolidated financial statements; and

(iii) certain information technology (“IT”) general controls for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, the Company did not design and maintain (i) program change management controls to ensure the completeness of IT program and data changes affecting IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) certain user access controls to ensure appropriate segregation of duties that adequately restrict user and privileged access to its financial applications and data to appropriate Company personnel, (iii) computer operations controls to ensure certain critical data interfaces between key systems are appropriately monitored.

These material weaknesses resulted in revisions to previously issued consolidated financial statements as of and for the years ended December 31, 2021 and January 3, 2021, and certain adjustments recorded in the current year consolidated financial statements. Additionally, each of these material weaknesses could result in further misstatements of account balances or disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

We are in the process of implementing several measures to strengthen our internal control over financial reporting such as the deployment of IT applications to enable and automate the consolidation, creation and updating of policies and procedures for internal control reporting, creation of an internal control area which shall be responsible of monitoring the internal control, and IT General Control process as implementation of new tools for managing IT system changes such as ITSM.

Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the Consolidated Financial Statements included in this annual report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

During 2021, the Company ceased to be classified as an emerging growth company (“EGC”) and its status was changed to that of large accelerated filer. Consequently, the Company was no longer eligible for an exception from compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2022, which stipulates those enterprises must establish internal controls for financial reporting and must have processes to document, test and maintain internal controls continuously. The Company started in 2021 the implementation of a formal Internal Control over Financial Reporting Program based on a top-down risk assessment to validate the existence of controls over significant, accounts, processes, applications and IT environments. Our management has worked, and continues to work, to strengthen our internal control over financial reporting, however, we have not completed all remediation efforts. Accordingly, we will continue to enhance the internal control environment and focus on the remediation of the material weaknesses described above, performing additional procedures prescribed by management, including the use of manual mitigating control procedures and employing any additional tools and resources deemed necessary to ensure that our consolidated financial statements are fairly stated in all material respects.

Management conducted an evaluation of the effectiveness of Betterware’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that Betterware’s internal control over financial reporting was not effective as of December 31, 2022.

Guadalajara, Mexico

May 15, 2023

/s/ Andres Campos	/s/ Alejandro Ulloa
Andrés Campos, CEO	Alejandro Ulloa, CCFO

C.	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS

PricewaterhouseCoopers, S.C., the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 as stated in their report, which appears in “Item 18. Financial Statements.”

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2022, we implemented certain changes in our internal control over financial reporting to address our material weaknesses identified in 2021, which include:

●	Completed the design and implementation of an Internal Control over Financial Reporting (ICFR) program, which is aligned with leading control frameworks such as COSO and COBIT.

Our ICFR program focuses on the identification, documentation, and testing of the controls intended to mitigate the risk of material financial statement misstatements and is the basis to assess the effectiveness of our ICFR as of the end of each fiscal year.

●	Documented processes and controls, by which transactions are initiated, authorized, recorded, processed, corrected as necessary, transferred to the general ledger and reported in our consolidated financial statements;

●	Finalized the implementation of the controls intended to mitigate risks on areas of higher risk to financial reporting.

●	Documented a remediation plan which included the deficiencies identified and the controls to be implemented for each one of them and the time of when remediation was going to be completed.

We acknowledge that material weaknesses in our ICFR have been identified. We will continue to work to enhance the maturity level of our implemented ICFR.

ITEM 16.	Reserved

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined /that Joaquin Gandara Ruiz Esparza qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

We have a Code of Ethics that applies to all directors, officers and employees of the Group, including our Chief Executive Officers, Chief Financial Officers, principal accounting officers, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

The following table sets forth the fees for the 2022 and 2021 periods, respectively:

	For the Year Ended
	December 31,	December 31,
	2022	2021
	(in thousands of MX$)
Audit fees	17,015	6,945
Audit related fees	312	2,258
Other fees	2,005	2,064
Total	19,332	11,267

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Consolidated Financial Statements and the statutory financial statements of the Group.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the Consolidated Financial Statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Group included in the Group’s registration statements on Form F-1 and Form F-4 as well as its listing process in the Bolsa Institucional de Valores (“BIVA”, Mexican Stock Exchange) in 2021 the listing process in Bolsa Mexicana de Valores (“BMV”).

Other Fees

Other fees were paid for transfer pricing services and social security compliance.

Audit Committee’s Pre-approval Policies and Procedures

The Group’s audit committee is responsible for, among other things, the oversight of the Group’s independent auditors. The audit committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors in its charter.

Under the policy, the audit committee makes its recommendations through the Board of Directors to the shareholders’ meeting concerning the continuing appointment or termination of the Group’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On August 4, 2022, our Board of Directors approved the appointment of PricewaterhouseCoopers,, S.C. (“PWC”), as our auditors for the audit as of December 31, 2022. The change in the Group’s external auditor was decided in connection with the JAFRA Acquisition in April 2022. At the time of the acquisition, PWC acted as external auditor of JAFRA. Likewise, Galaz, Yamazaki, Ruiz Urquiza, S.C. (“Deloitte”) was the Company’s external auditor. Since it was not possible for the Company to have two external auditors’ firms, the Company’s Audit Committee requested both of them to submit separate proposals to act as external auditors of the Company in a consolidated basis. After careful review of such proposals, the appointment of PWC was recommended by the Company’s Audit Committee and was approved by the Company’s Board of Directors. At the same time, Deloitte was dismissed.

During the two fiscal years ended December 31, 2021 and January 3, 2021, and the subsequent interim period through August 4, 2022 there were no disagreements with Deloitte, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit reports of Deloitte on the consolidated financial statements of the Group as of December 31, 2021 and January 3, 2021, respectively, and for the years then ended did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

The Registrant has requested that Deloitte furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 15, 2023, is filed as Exhibit 16 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As a Mexican company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Mexico, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice. As a result, our shareholders could be subject to less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Risk Factors—As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and is expected to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Group has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

(a)	Financial Statements

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.)

Audited Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm PCAOB ID 1128	F-2

Report of Independent Registered Public Accounting Firm PCAOB ID 1153	F-6

Consolidated Statements of Financial Position as of December 31, 2022, 2021, and January 3, 2021	F-7

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2022, 2021 and the 53-week period ended January 3, 2021	F-9

Consolidated Statements of Changes in Stockholders’ Equity for the year ended December 31, 2022, 2021 and the 53-week period ended January 3, 2021	F-11

Consolidated Statements of Cash Flows for the year ended December 31, 2022, 2021 and the 53-week period ended January 3, 2021	F-12

Notes to the Audited Consolidated Financial Statements	F-14

ITEM 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Betterware de México, S.A.P.I. de C.V.*
2.1	Description of Securities
8.1	List of Subsidiaries.
11.1	English Translation of the Company’s Code of Ethics.*
12.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Alejandro Ulloa, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Alejandro Ulloa, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
16.1	Letter, dated May 15, 2023, from Galaz, Yamazaki, Ruiz Urquiza, S.C. member of Deloitte Touche Tohmatsu Limited to the Securities and Exchange Commission.
101.INS	INLINE XBRL Instance Document
101.SCH	INLINE XBRL Taxonomy Extension Schema
101.CAL	INLINE XBRL Taxonomy Calculation Linkbase
101.DEF	INLINE XBRL Definition Linkbase Document
101.LAB	INLINE XBRL Taxonomy Label Linkbase
101.PRE	INLINE XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Incorporated by reference to the annual report on Form 20F filed by Betterware de México, S.A.P.I. de C.V. on April 29, 2022 (File No. 000-1788257)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Betterware de México, S.A.P.I. de C.V.

	By:	/s/ Luis Campos
	Name:	Luis Campos
	Title:	Board Chairman
Dated: May 15, 2023

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V., subsidiary of Campalier, S.A. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2022, 2021 and January 3, 2021 and for the year ended December 31, 2022, 2021 and the 53 weeks ended January 3, and Report of Independent Registered Accounting Firm dated May 15, 2023

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V., subsidiary of Campalier, S.A. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2022, 2021 and January 3, 2021 and for the year ended December 31, 2022, 2021, and the 53 weeks ended January 3, 2021, and Report of Independent Registered Accounting Firm dated May 15, 2023

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2022, 2021, and January 3, 2021 and for the year ended December 31, 2022, 2021 and the 53 weeks ended January 3, 2021, and Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Betterware de México, S.A.P.I. de C.V.

Opinion on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Betterware de México, S.A.P.I. de C.V. and its subsidiaries (the “Company’) as of December 31, 2022, and the related consolidated statements of profit or loss and other comprehensive income, of changes in stockholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to ineffective design and maintenance of controls over (i) risk assessment processes to identify and assess the risk of material misstatement in the Company’s consolidated financial statements, (ii) monitoring activities to identify significant changes in the business and conduct timely follow up to determine whether controls are present and functioning effectively, (iii) the business combination process to determine the goodwill and long-lived assets, including the review of the data and assumptions used to determine the fair value of the assets and liabilities acquired, (iv)  the period-end financial reporting and consolidation process to maintain formal accounting policies, procedures and controls to ensure complete, accurate and timely reporting in the consolidated financial statements; and (v) certain information technology general controls for information systems that are relevant to the preparation of  the Company’s consolidated financial statements relating to program change management, certain user access and segregation of duties,and computer operations for certain critical data interfaces between key systems.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Management’s Annual Assessment on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management’s Annual Assessment on Internal Control over Financial Reporting appearing under Item 15, management has excluded JAFRA Segment from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a purchase business combination during 2022. We have also excluded JAFRA Segment from our audit of internal control over financial reporting. JAFRA Segment is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 49% and 45%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounts Receivable Allowance for Credit Losses

As described in Note 6 to the consolidated financial statements as of December 31, 2022, the accounts receivable amounted to $971 million, the Company assesses the recoverability of accounts receivable by recognizing the provision for impairment based on expected credit losses. As disclosed by Management, the Company used the segmentation of the portfolio and the historical percentage loss due to default for each segment of the portfolio for the calculation of the allowance for credit losses.

The principal considerations for our determination that performing procedures relating to accounts receivable allowance for credit losses is a critical audit matter are the complexity of methodologies used by management in each of their portfolio segments and the significant judgment in evaluating audit evidence related to the assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, i) evaluating the appropriateness of the  management´s methodology and models for determining the allowance for credit losses estimate, ii)  evaluating on a sampling basis the portfolio classification (by expiration date, inactive portfolio and unrecoverable portfolio), inspecting the underlying supporting documentation and iii) reperforming on a sampling basis the calculation of the historical percentage of loss due to default, for each portfolio segment, which consider the behavior of the portfolio segments from previous years.

Goodwill and Indefinite-lived Intangible Assets Impairment Assessment

As described in Notes 12 and 13 to the consolidated financial statements, the Company annually tests the recovery value of its indefinite-lived intangible assets (goodwill, trademarks and others) which amounted to $2,702 million as of December 31, 2022. Management’s cash flow projections for the CGU included significant judgments and assumptions relating to the terminal value, the projected profit margin of EBITDA (income before interest, taxes, depreciation and amortization) and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill  and indefinite-lived intangible assets impairment assessment is a critical audit matter are the significant judgment used by management when identifying CGUs, a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the terminal value, the projected profit margin of EBITDA (income before interest, taxes, depreciation and amortization) and the discount rate and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, i) evaluating the CGUs identified by management, ii) comparing the projections with the budget approved by the Board of Directors of the Company, iii) comparing the actual results of the current year with the respective budget, to identify if any assumption included in the cash flow projections could be considered too optimistic, and iv) involving professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the discounted cash flow model used, comparing the terminal value and the projected EBITDA margin with historical results on each CGUs and independent market sources from comparable entities in the industry and comparing the discount rate used to discount future cash flows with an estimated market rate considering the Company’s level of leverage, the expectation of leverage in the short and medium term and the optimal level of the industry.

JAFRA´s Business Acquisition

As described in Notes 1 and 11 to the consolidated financial statements, on April 7, 2022, the Company completed the acquisition of JAFRA’s operations in Mexico and the United States for consideration of $5,044 million, which resulted in $1,958 million of property, plant and equipment and $1,394 million of intangible assets being recorded under acquisition method. Management applied significant judgment in estimating the fair value of property, plant and equipment and intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections, the revenue growth rate and the discount rate.

The principal considerations for our determination that performing procedures relating to JAFRA’s business acquisition is a critical audit matter are the significant judgment used by management in the models and methodologies used to determine the fair value of property, plant and equipment and intangible assets including the assumptions used and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, i)  comparing the models and methodologies applied by the Company to determine the fair value of property, plant and equipment and intangible assets with the models or methodologies commonly used and recognized in the industry to determine the fair value of similar assets, ii) evaluating the discount rate used to calculate the present values, comparing it with a comparable market rate at the date of the transaction iii) comparing the estimated revenue growth rate with historical market trends and industry projection data and iv) on a sample basis, we independently determine the fair value of the assets using other valuation models commonly accepted in the market and considering data from market sources, and compared them with the values determined by management.

/s/ PricewaterhouseCoopers, S.C.

/s/ C.P.C. Joel Martínez Bustamante

Audit Partner

Guadalajara, Mexico

May 15, 2023

We have served as the Company’s auditor since 2022.

Report of Independent Registered Accounting Firm
To the Shareholders and Board of Directors of Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Betterware de México, S.A.P.I. de C.V. and subsidiaries (collectively, the “Group” or “Betterware”) as of December 31, 2021 and January 3, 2021, and the related consolidated statements of profit and loss and other comprehensive income, changes in stockholders’ equity, and of cash flows, for the year ended December 31, 2021 and the 53-week period ended January 3, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and January 3, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 and the 53-week period ended January 3, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Until 2020, the Group was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group´s internal control over financial reporting. Accordingly, we express no such opinion as of January 3, 2021.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Basis of preparation

As discussed in Note 2.a, until 2020, Betterware’s financial year was a 52- or 53-weeks period ending on the Sunday nearest to December 31. However, due to the fact that in 2021 Betterware placed debt on the Mexican Stock Exchange, the financial period must be presented in compliance with the Mexican General Corporate Law, which must coincide with the calendar year. Therefore the financial information of 2021 is presented as of December 31, 2021 and for the year then ended. The comparative financial year of 2020 consisted of 53 weeks ended on January 3, 2021, which were not adjusted to calendar year because the effects of the change are not significant.

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Guadalajara, Jalisco, Mexico

April 28, 2022 (May 15, 2023 as to the effects of the restatement discussed in Note 2.b)

We have served as the Company’s auditor since 2019. In 2022, we became the predecessor auditor.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of financial position

As of December 31, 2022, 2021 and January 3, 2021

(In Thousands of Mexican pesos)

Assets	Note	As of December 31, 2022	As of December 31, 2021	As of January 3, 2021
Current assets:
Cash and cash equivalents	5	$815,644	$1,175,198	$649,820
Trade accounts receivable, net	6, 21	971,063	745,593	735,026
Accounts receivable from related parties	25	61	24	-
Inventories	7	2,122,670	1,286,155	1,284,672
Prepaid expenses	8	52,562	35,596	52,581
Derivative financial instruments	19	-	28,193	-
Income tax recoverable	17	204,860	-	-
Other assets	9	188,266	81,988	130,417
Total current assets		4,355,126	3,352,747	2,852,516

Non-current assets:
Property, plant and equipment, net	10	2,973,374	1,069,492	791,127
Right-of-use assets, net	14	293,565	17,384	24,882
Deferred income tax	17	319,157	-	17,605
Investment in subsidiaries		1,236	497	-
Intangible assets, net	13	1,743,882	369,760	319,361
Goodwill	12	1,599,718	371,075	348,441
Other assets	9	46,675	4,274	5,774
Total non-current assets		6,977,607	1,832,482	1,507,190

Total assets		$11,332,733	$5,185,229	$4,359,706

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of financial position

As of December 31, 2022, 2021, and January 3, 2021

(In Thousands of Mexican pesos)

Liabilities and stockholders’ equity	Note	As of December 31, 2022	As of December 31, 2021	As of January 3, 2021
Current liabilities:
Short term debt and borrowings	16	$230,419	$28,124	$105,910
Accounts payable to suppliers	15	1,371,778	1,984,932	2,078,628
Accounts payable to related parties	25	96,859	-	-
Accrued expenses		305,588	159,354	109,767
Provisions	18	793,412	118,468	153,978
Income tax payable	17	-	97,634	85,221
Value added tax payable		89,142	-	26,703
Employee profit sharing payable		135,298	55,305	7,354
Lease liability	14	85,399	6,102	7,691
Derivative financial instruments	19	15,329	-	295,115

Total current liabilities		$3,123,224	$2,449,919	$2,870,367

Non-current liabilities:
Statutory employee benefits	20	153,907	2,093	1,678
Derivative financial instruments	19	-	-	25,179
Deferred income tax	17	833,557	38,975	39,852
Lease liability	14	206,509	11,778	16,687
Long term debt and borrowings	16	5,918,256	1,482,261	523,967
Total non-current liabilities		7,112,229	1,535,107	607,363

Total liabilities		10,235,453	3,985,026	3,477,730

Stockholder’s equity	22
Common stock		321,312	321,312	308,035
Share premium account		(12,671)	6,659	909,428
Retained earnings (deficit)		779,941	856,994	(334,769)
Other comprehensive income		7,515	583	(718)

Equity attributable to owners of the Group		1,096,097	1,185,548	881,976

Non-controlling interest		1,183	14,655	-

Total stockholders’ equity		1,097,280	1,200,203	881,976

Total liabilities and stockholders’ equity		$11,332,733	$5,185,229	$4,359,706

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2022 (“2022”), December, 2021 (“2021”), and the 53-week period ended January 3, 2021 (“2020”)

(Thousands of Mexican pesos, except per share amounts)

	Note	2022	2021	2020
Net revenue	26	$11,507,549	$10,067,683	$7,237,628

Cost of sales	7	3,579,093	4,498,008	3,280,348

Gross profit		7,928,456	5,569,675	3,957,280

Administrative expenses	26	2,596,642	1,247,742	667,647
Selling expenses	26	2,808,030	1,256,289	895,275
Distribution expenses	26	473,516	463,779	331,023
		5,878,188	2,967,810	1,893,945

Divestment of subsidiaries		(21,862)	-	-

Operating income		2,028,406	2,601,865	2,063,335

Financing income (cost):
Interest expense		(543,321)	(75,818)	(80,253)
Interest income		28,689	25,872	10,930
Unrealized (loss) gain in valuation of derivative financial instruments	19	(43,522)	330,315	(287,985)
Changes in fair value of warrants		-	-	(851,520)
Foreign exchange loss, net		(83,368)	(319,739)	(30,402)
		(641,522)	(39,370)	(1,239,230)

Income before income taxes		1,386,884	2,562,495	824,105

Income taxes:
Current	17	533,522	791,856	576,834
Deferred	17	(16,602)	22,700	(51,173)
		516,920	814,556	525,661

Net income for the year		869,964	1,747,939	298,444

Net income for the year attributable to:
Owners of the Group		$872,557	$1,751,645	$298,444
Non-controlling interest		(2,593)	(3,706)	-
		$869,964	$1,747,939	$298,444

Items that are or may be reclassified subsequently to profit or loss:
Currency effects		(8,653)	-	-
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of taxes	20	15,585	83	(839)

Total comprehensive income for the year		$876,896	$1,748,022	$297,605

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2022 (“2022”), December 31, 2021 (“2021”) and the 53-week period ended January 3, 2021 (“2020”)

(Thousands of Mexican pesos, except per share amounts)

	Note	2022	2021	2020
Comprehensive income for the year attributable to:
Owners of the Group		$879,489	$1,751,728	$297,605
Non-controlling interest		(2,593)	(3,706)	-

		$876,896	$1,748,022	$297,605

Basic earnings per common share (pesos)	24	$23.42	$47.38	$8.76

Diluted earnings per common share (pesos)	24	$23.41	$46.91	$8.68

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of changes in stockholders’ equity

For the year ended December 31, 2022 (“2022”), December 31, 2021 (“2021”) and the 53-week period ended January 3, 2021 (“2020”)

(Thousands of Mexican pesos)

	Note	Common stock	Share premium account	Retained earnings (deficit)	Other comprehensive income	Non- controlling interest	Total stockholders’ equity
Balance as of January 1, 2020		$55,985	$-	$218,376	$121	$-	$274,482
Capital increase	22	225,737	909,428	-	-	-	1,135,165
Other capital movements		26,313	-	(26,313)			-
Effects of merger with related party	22	-	-	4,724	-	-	4,724
Dividends paid	22	-	-	(830,000)	-	-	(830,000)
Total comprehensive income for the year		-	-	298,444	(839)	-	297,605
Balance as of January 3, 2021		308,035	909,428	(334,769)	(718)	-	881,976
Accounting effects from changing reporting period	22	-	-	(36,400)	-	-	(36,400)
Balance as of December 31, 2020		308,035	909,428	(371,169)	(718)	-	845,576
Reclassification of share premium to retained earnings	22	-	(876,518)	876,518	-	-	-
Other capital movements		13,277	(26,251)	-	1,218	-	(11,756)
Dividends paid		-	-	(1,400,000)	-	-	(1,400,000)
Effect of acquisition of subsidiaries		-	-	-	-	18,361	18,361
Total comprehensive income for the year	22	-	-	1,751,645	83	(3,706)	1,748,022
Balance as of December 31, 2021		321,312	6,659	856,994	583	14,655	1,200,203
Other capital movements		-	(19,330)	-	-	-	(19,330)
Movements in non-controlling interest		-	-	-	-	(10,879)	(10,879)
Dividends paid	22	-	-	(949,610)	-	-	(949,610)
Total comprehensive income for the year		-	-	872,557	6,932	(2,593)	876,896
Balance as of December 31, 2022		$321,312	$(12,671)	$779,941	$7,515	$1,183	$1,097,280

See accompanying notes to consolidated financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of cash flows

For the year ended December 31, 2022 (“2022”), December 31, 2021 (“2021”) and the 53-week period ended January 3, 2021 (“2020”)

(Thousands of Mexican pesos)

	Note	2022	2021	2020
Operating activities:
Net income for the year		$869,964	$1,747,939	$298,444
Adjustments for:
Income tax expense		516,920	814,556	525,661
Depreciation and amortization	26	287,702	82,122	43,688
Accounting effects from changing reporting period		-	(36,400)	-
Interest expense		543,321	75,818	80,253
Interest income		(28,689)	(25,872)	(10,930)
Loss (gain) on disposal of non-current assets		4,758	(478)	9,216
Share-based payment expense		5,991	-	32,910
Divestment of subsidiaries		10,983	-	-
Others		(8,653)	(12,974)	-
Changes in fair value of warrants		-	-	851,520
Unrealized (gain) loss in valuation of derivative financial instruments		43,522	(330,315)	287,985
		2,245,819	2,314,396	2,118,747
(Increase) decrease in:
Trade accounts receivable		266,640	(21,347)	(487,938)
Trade accounts receivable from related parties		30,246	(24)	610
Inventory		171,260	4,893	(939,118)
Prepaid expenses and other assets		(48,383)	22,894	(53,611)
Increase (decrease) in:
Accounts payable to suppliers and accrued expenses		(940,039)	(64,699)	1,604,589
Trade accounts payable to related parties		97,029	-	-
Provisions		(24,640)	(35,537)	107,289
Value-added tax payable		110,231	(26,703)	(3,596)
Statutory employee profit sharing		22,798	47,951	2,348
Employee benefits		21,268	1,722	(743)
Income taxes paid		(542,527)	(777,949)	(526,321)
Net cash provided by operating activities		1,409,702	1,465,597	1,822,256

Investing activities:
Payment of business acquisition net of cash acquired	11	(4,698,463)	-	-
Other investment in subsidiaries		(1,886)	50	-
Payments of fixed and intangible assets		(175,653)	(401,736)	(617,686)
Proceeds from disposal of fixed assets		22,091	12,521	18,270
Interest received		28,689	25,872	10,930
Restricted cash		-	42,915	(42,915)
Net cash used in investing activities		(4,825,222)	(320,378)	(631,401)

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of cash flows

For the year ended December 31, 2022 (“2022”), December 31, 2021 (“2021”) and the 53-week period ended January 3, 2021 (“2020”)

(Thousands of Mexican pesos)

	Note	2022	2021	2020
Financing activities:
Proceeds from borrowings	16	$5,818,705	$1,520,000	$1,712,207
Repayment of borrowings	16	(1,120,025)	(646,716)	(1,757,112)
Repayment of derivative financial instruments		-	(18,172)	-
Bond issuance costs	16	(88,722)	(18,931)
Interest paid on borrowings	16	(502,847)	(49,123)	(121,297)
Lease payments	14	(76,214)	(6,899)	(8,825)
Cash received for issuance of shares		-	-	250,295
Share repurchases	22	(25,321)	-	-
Dividends paid		(949,610)	(1,400,000)	(830,000)
Net cash generated by (used in) financing activities		3,055,966	(619,841)	(754,732)

(Decrease) increase in cash and cash equivalents		(359,554)	525,378	436,123
Cash and cash equivalents at the beginning of year		1,175,198	649,820	213,697
Cash and cash equivalents at the end of year		$815,644	$1,175,198	$649,820

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Notes to consolidated financial statements

As of December 31, 2022, December 31, 2021 and January 3, 2021, and for the year ended December 31, 2022, December 31, 2021 and the 53 weeks ended January 3, 2021

(Thousands of Mexican pesos, except the number of shares and earnings per share expressed in Mexican pesos)

1.	Nature of business and significant events

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) (“Betterware”) and subsidiaries, hereinafter jointly referred to as the “Group” or the “Company”. The Group’s object is the direct-to-consumer selling, which operates through two business segments: the home organization products (“Betterware segment” or “BWM segment”) and the beauty and personal care products (B&PC) (“JAFRA segment”). The Betterware’s segment is divided in six categories of the home organization: (i) Kitchen and food preservation, (ii) Home solutions, (iii) Bedroom, (iv) Bathroom, (v) Laundry & Cleaning and (vi) Tech & mobility. The JAFRA’s segment is divided in four categories of the beauty and personal care: (i) fragrance, (ii) color, (iii) skin care and (iv) toiletries. The Group’s business segments products are sold in twelve catalogs published throughout the year. The Group operates mainly in Mexico and the United States. The Group’s address, registered as its office and primary place of business, is Gdl-Ameca-Huaxtla Km-5, El Arenal, Jalisco, México, and Zip Code 45350. Betterware’s controlling shareholder is Campalier, S.A. de C.V. (“Campalier”).

Significant events and transactions –

2022

a)	On January 18, 2022, the Company entered into an agreement to acquire 100% of JAFRA in Mexico and the United States, jointly its registered brans “JAFRA”, for a total cash consideration of Ps.5,044,371 (see note 11). JAFRA is a leading global brand in direct sales in the Beauty and Personal Care (B&PC) industry with a strong presence in Mexico and the United States with independent leaders and consultants who sell its unique products. In addition, JAFRA provides the opportunity to the Company to expand its geographic presence in the United States, enhancing its international focus on the North American market.

On March 24, 2022, the Federal Economic Competition Commission (“COFECE”) approved the transaction of JAFRA’s Acquisition, which was concluded on April 7, 2022. The necessary funds to pay the purchase price under the JAFRA Acquisition were obtained from a long-term loan of Ps.4,498,695 (see note 16), plus the available cash resources from the Company.

b)	On March 28, 2022, the Ordinary General Assembly of Shareholders of GurúComm, S.A.P.I. approved the retirement of Betterware as a shareholder. Consequently, we reimbursed 55,514 subscribed and paid shares, and we canceled 37,693 subscribed and unpaid shares. Betterware withdrawn its investment because the business was not growing according to the shareholders’ expectations, and the investment return would take more years than anticipated. The effect on profit and loss of this transaction was a loss of Ps.16,610.

c)	On November 18, 2022, the Ordinary General Assembly of Shareholders of Innova Catálogos, S.A. de C.V. approved the retirement of Betterware as a shareholder. Consequently, we reimbursed and canceled 238 subscribed and paid shares. Betterware withdrawn its investment because the business was not growing according to shareholder’s expectations, and the return on investment would take more years than anticipated. The effect on profit and loss of this transaction was a loss of Ps.5,252.

2021

d)	On July 1st, 2021, all employees from BLSM Latino America Servicios, S.A. de C.V., (“BLSM”) were transferred to Betterware. BLSM provided administrative, technical, and operational services to Betterware until June 30, 2021.

e)	Betterware’s legal form was changed to Sociedad Anónima Promotora de Inversión (S.A.P.I.) de Capital Variable, as approved during an extraordinary shareholders meeting held on August 2, 2021.

f)	On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market (see note 16).

2020

g)	As a result of the coronavirus (COVID-19) outbreak and its global spread in a large number of countries, the World Health Organization classified the viral outbreak as a pandemic on March 11, 2020. Public health measures were taken in Mexico to limit the spread of this virus, including but not limited to, social isolation and the closure of educational centers (schools and universities), commercial establishments and non-essential businesses.

Betterware’s operations were not interrupted as a result of the COVID-19 pandemic, as its product lines include hygiene and cleaning solutions, which qualified as an essential activity in Mexico. Betterware’s gross margin was negatively affected by the depreciation of the Mexican peso compared to the US dollar, due to 90% of its prod ucts sold are in US dollars. To mitigate this risk, Betterware entered into forwards contracts to fix the exchange rate for future purchases in US dollars, which allowed it to partially reduce the effects of the exchange rate due to the COVID-19 pandemic.

Betterware implemented a proven track record of performance and a clear and executable growth plan, which includes expansion in current geographies and categories, as well as the addition of new markets and product extensions, all supported by a strong infrastructure deeply rooted in business intelligence.

Betterware maintained sufficient liquidity to comply with its contractual obligations as a result of having financing sources, in addition, the payment conditions of its clients are maintained between 14 and 28 days, while the payment conditions to its suppliers are 120 days.

h)	On March 10, 2020, Betterware’s legal name changed from Betterware de México, S.A. de C.V. to Betterware de México, S.A.P.I. de C.V. On August 5, 2019, Betterware and DD3 Acquisition Corp. (“DD3”, a public listed entity in the US and whose shares were trading on the Nasdaq Capital Market (“Nasdaq”)), announced they had entered into a business combination agreement. As part of this transaction, DD3 merged into Betterware through an exchange of shares with their respective shareholders and Betterware survived as the acquiror. BLSM became in a wholly-owned subsidiary of Betterware. The transaction closed on March 13, 2020, and as a result, all Betterware shares that were issued and outstanding immediately prior to the closing date were canceled and new shares were issued. This transaction was accounted as a capital reorganization, whereby Betterware issued shares to the DD3 shareholders and obtained US$22,767 (Ps.498,445) in cash through the acquisition of DD3 and, simultaneously settled liabilities and related transaction costs on that date, for net cash earnings of US$7,519 (Ps.181,734) on such date. In addition, Betterware assumed the obligation of the warrants issued by DD3 (see description below), a liability inherent to the transaction, equivalent to the fair value of Ps.55,810 of the warrants. No other assets or liabilities were transferred as part of the transaction that required adjustment to fair value as a result of the acquisition. On the same date, 2,040,000 Betterware shares, that were offered for subscription and payment under its initial public offering on Nasdaq, were subscribed and paid for by different investors. As of the closing date of the transaction, BLSM became in a fully-owned subsidiary of Betterware. The acquisition by Betterware of BLSM was considered a common control transaction and accounted for as a pooling of interests, whereby the historical values of BLSM’s assets and liabilities where the same before and after. As a result of the transaction, Betterware’s original shareholders held 87.7% of the total outstanding shares; DD3 shareholders obtained a 6.4% stake, and investors under the Nasdaq listing, a 5.9% shake. After the closing date, Betterware had 34,451,020 issued and outstanding shares.

i)	On March 10, 2020 and as a result of the aforementioned transaction, the warrants that DD3 had issued were automatically converted into warrants for the purchase of a total of 5,804,125 Betterware shares. Such warrants were exercised in accordance with the terms of the warrant agreement governing those securities, which also considered the option to purchase 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. This purchase option of units resulted in the issuance of 214,020 Betterware shares, which were exercised on a cashless basis. Warrants could be exercised starting on April 12, 2020 and expired on November 9, 2020 (see note 1.m). The exercise price of the warrants was US$11.50 per share, adjusted by dividends paid that exceeded US$0.50 per share within a year, resulting in an exercise price of US$11.44.

As warrants and securities purchase options (and underlying securities) were exercised in the 53-week period ended January 3, 2021, additional Betterware shares were issued, resulting in a dilution for Betterware shareholders and increasing the number of Betterware shares eligible for resale in the public market.

j)	On July 30, 2020, Betterware modified the long-term share-based incentive plan with the Executive Chairman of the Board, certain officers and directors (“Incentive Plan”), granted on August 15, 2019. The purpose of the Incentive Plan was and remains being to provide to the Executive Chairman of the Board, eligible officers and directors with the opportunity to receive share-based incentives to encourage them to contribute significantly to the growth of the Group and to align the economic interests of those individuals with those of the shareholders. The delivery of certain shares to the executives and directors was agreed and approved by the Board of Directors. The Incentive Plan is aligned with the shareholders’ interest in terms of the management capacity to obtain operating results that potentially benefit the share price; if the established results are achieved, it will cause a gradual delivery of shares over a period of 4 to 5 years (see note 23.

k)	On July 14, 2020, Betterware’s legal name changed from Betterware de México, S.A.P.I. de C.V. to Betterware de México, S.A.B. de C.V.

l)	On August 28, 2020, Betterware filed a Registration Statement on Form F-1 with the SEC in order to (i) register the warrants that were protected under the Registration Rights Agreement, and (ii) modify the Registration Declaration on Form F-4 that had been filed with the SEC on January 22, 2020. In the terms established in the Registration Declaration, it was effective on September 11, 2020. The registration of Form F-1 triggered the investors rights to exercise their warrants on a cash basis.

m)	On October 8, 2020, Betterware announced that, based on the agreements reached at the Ordinary General Shareholders’ meeting held on October 2, 2020, it would carry out the redemption of all outstanding warrants for the purchase of shares of Betterware. As a result of the redemption, a “cashless” exercise of the warrants was considered for an exercise price of US$11.44 per share, expiring on November 9, 2020, with which the warrant holders would receive 0.37 shares of Betterware for each warrant that was redeemed.

n)	On December 14, 2020, Betterware and Promotora Forteza, S.A. de C.V. (“Forteza”, and one of Betterware’s shareholder), entered into a merger agreement pursuant to which Forteza agreed to merge with and into Betterware, surviving Betterware as the acquiror. On December 16, 2020, the merger was completed. Consequently, considering that Forteza was a Betterware shareholder, the number of Betterware shares were delivered to Forteza’s shareholders in proportion to their shareholding in Betterware, without implying an increase in Betterware’s share capital or in the total number of outstanding shares of Betterware. The net effects of the merger was an increase in equity of Ps.4,724.

2.	Significant accounting policies

a.	Basis of preparation

The Group’s consolidated financial statements for 2022 include the financial statements of Betterware de México, S.A.P.I. de C.V., and subsidiaries as described in note 2d (the “consolidated financial statements”).

The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards requires the use of critical accounting estimates. In addition, it requires Management to exercise judgment in the process of applying the Group’s accounting policies. The areas that involve a high level of judgment or complexity, as well as areas where the judgments and estimates are significant to the consolidated financial statements are disclosed in note 4.

Until 2020, Betterware’s financial year was a 52- or 53-weeks period ending on the Sunday nearest to December 31, however, due to the fact that in 2021 Betterware placed debt on the Mexican Stock Exchange, the financial period must be presented in compliance with the Mexican General Corporate Law, which must coincide with the calendar year, therefore the financial information of 2022 and 2021 is presented as of December 31, 2022 (the “2022 period”) and as of December 31, 2021 (the “2021 period”) and for the years then ended. The financial year of 2020 consisted of 53 weeks ended on January 3, 2021 (the “2020 period”), which were not adjusted to calendar year because the effect of the change is not significant.

b.	Basis of accounting & correction of immaterial errors

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) or and the interpretations issued by IFRS Interpretations Committee (“IFRIC”) applicable to companies that report under IFRS. The financial statements comply with IFRS issued by the International Accounting Standards Board (“IASB”).

The Group made a correction of immaterial errors related to its December 31, 2021 and January 3, 2021 consolidated financial statements as summarized below. The Group performed a materiality evaluation in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that the misstatement was immaterial to its previously issued financial statements. However, as the impact of correcting the cumulative misstatement during 2022 would have been material to net earnings, the Company revised its previously issued financial statements as of and for the years ended December 31, 2021 and January 3, 2021:

Consolidated Statement of Financial Position as of December 31, 2021

Assets	Adjusted	Previously Presented	Difference	Reference
Current assets:
Trade accounts receivable, net	$745,593	778,054	(32,461)	a
Inventories	1,286,155	1,339,378	(53,223)	a, b
Prepaid expenses	35,596	69,224	(33,628)	c
Total current assets	3,352,747	3,472,059	(119,312)
Total assets	$5,185,229	5,304,541	(119,312)

Liabilities and stockholders’ equity
Current liabilities:
Accrued expenses	$159,354	142,169	17,185	b
Provisions	118,468	115,192	3,276	d
Income tax payable	97,634	88,679	8,955	f
Total current liabilities	$2,449,919	2,420,503	29,416

Non-current liabilities:
Deferred income tax	$38,975	80,907	(41,932)	a, b, c, d
Total non-current liabilities	1,535,107	1,577,039	(41,932)
Total liabilities	$3,985,026	3,997,542	(12,516)

Stockholder’s equity
Capital stock	$321,312	294,999	26,313	e
Retained earnings (deficit)	856,994	990,103	(133,109)	a, b, c, d, e, f
Equity attributable to owners of the Group	1,185,548	1,292,344	(106,796)
Total stockholders’ equity	1,200,203	1,306,999	(106,796)
Total liabilities and stockholders’ equity	$5,185,229	5,304,541	(119,312)

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2021

	Adjusted	Previously Presented	Difference	Reference
Net revenue	$10,067,683	10,039,668	28,015	a

Cost of sales	4,498,008	4,399,164	98,844	a, b

Gross profit	5,569,675	5,640,504	(70,829)

Administrative expenses	1,247,742	1,247,436	306	d
Selling expenses	1,256,289	1,264,581	(8,292)	c
Distribution expenses	463,779	463,779	-
	2,967,810	2,975,796	(7,986)

Operating income	2,601,865	2,664,708	(62,843)

Income before income taxes	2,562,495	2,625,338	(62,843)

Current income tax	791,856	782,901	8,955	f
Deferred income tax	22,700	41,553	(18,853)	a,b,c,d

Net income for the year	$1,747,939	1,800,884	(52,945)

Consolidated Statement of Financial Position as of January 3, 2021

Assets	Adjusted	Previously Presented	Difference	Reference
Current assets:
Trade accounts receivable, net	$735,026	757,806	(22,780)	a
Inventories, net	1,284,672	1,274,026	10,646	a
Prepaid expenses	52,581	94,501	(41,920)	c
Total current assets	2,852,516	2,906,570	(54,054)
Total assets	$4,359,706	4,413,760	(54,054)

Liabilities and stockholders’ equity
Current liabilities:
Provisions	153,978	151,008	2,970	d
Total current liabilities	$2,870,367	2,867,397	2,970

Non-current liabilities:
Deferred income tax	$39,852	56,959	(17,107)	a, b, c, d
Total non-current liabilities	607,363	624,470	(17,107)
Total liabilities	$3,477,730	3,491,867	(14,137)

Stockholder’s equity
Capital stock	308,035	281,722	26,313
Retained earnings (deficit)	$(334,769)	(268,539)	(66,230)	a, b, c, d, e
Equity attributable to owners of the Group	881,976	921,893	(39,917)
Total stockholders’ equity	881,976	921,893	(39,917)
Total liabilities and stockholders’ equity	$4,359,706	4,413,760	(54,054)

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended January 3, 2021.

	Adjusted	Previously Presented	Difference	Reference

Net revenue	$7,237,628	7,260,408	(22,780)	a

Cost of sales	3,280,348	3,290,994	(10,646)	a

Gross profit	3,957,280	3,969,414	(12,134)

Administrative expenses	667,647	664,677	2,970	d
Selling expenses	895,275	853,355	41,920	c
Distribution expenses	331,023	331,023	-
	1,893,945	1,849,055	44,890

Operating income	2,063,335	2,120,359	(57,024)

Income before income taxes	824,105	881,129	(57,024)

Deferred income tax	(51,173)	(34,066)	(17,107)

Net income for the year	$298,444	338,361	(39,917)

The adjustments relate to the following matters:

(a)	Cut-off for revenue where control was not transferred to the customer.

(b)	Cost of inventory overstated on the international freight standard cost assumption; offset by overstated accruals liabilities on import expenses.

(c)	Cost of catalogues that had a non-GAAP treatment as prepaids and were expensed at the same time the revenues were realized; instead of when catalogues were received as IFRS states.

(d)	Immaterial provisions for labor matters.

(e)	Reclassification between capital stock and retained earnings for combination instead of consolidation of capital in 2020.

(f)	Accrual for the tax contingency explained in note 28 was not recorded previously.

c.	Basis of measurement

The Group’s consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value.

Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos (“Ps or $”), which is the Group presentation currency. The amounts included in the consolidated financial statements of each of the Group’s subsidiaries must be measured using the currency of the primary economic environment in which the entity operates (“functional currency”). All financial information presented in Mexican pesos has been rounded to the nearest thousand (except where otherwise specified). When referring to U.S. dollars (“US$”), means thousands of United States dollars.

Consolidated statement of profit or loss and other comprehensive income

The Group opted to present a single consolidated statement of profit or loss and comprehensive income, consolidating the presentation of profit and loss, including an operating profit line item, and comprehensive income in the same statement. Due to the commercial activities of the Group, costs and expenses presented in the consolidated statements of profit or loss and other comprehensive income were classified according to their function. Accordingly, cost of sales and operating expenses were presented separately.

d.	Basis of consolidation

The Group’s consolidated financial statements, incorporate the financial statements of the entities controlled by Betterware. Control is achieved when the Group:

●	Has the power over the investee

●	Is exposed, or has rights, to variable returns from its involvement with the investee

●	Has the ability to use its power to affect its returns

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances an assessing whether or not the Group´s voting rights in an investee are sufficient to give power, including:

●	The size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

●	Potential voting rights held by the Group, other vote holders or other parties;

●	Rights arising from other contractual arrangements; and

●	Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Group.

When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

Betterware, has control over its subsidiaries due to the shares and voting rights acquired, which generate rights over the variable returns from the subsidiaries, and has the ability to influence those returns through his power over them. As of December 31, 2022, 2021 and 2020 the percentage of participation that it maintains over its subsidiaries are the following:

	Operating	Functional	% Participation
The Group’s companies:	Country	currency	2022	2021	2020
Home organization (“Betterware”):
Betterware de México, S.A.P.I. de C.V.	Mexico	Peso	100%	100%	100%
BLSM Latino América Servicios, S.A. de C.V.	Mexico	Peso	99%	99%	99%
Betterware de Guatemala, S.A.	Guatemala	Quetzal	70%	70%	-
Programa Lazos, S.A. de C.V.	Mexico	Peso	70%	70%	-
GurúComm, S.A.P.I. de C.V. (1)	Mexico	Peso	-	60%	-
Innova Catálogos, S.A. de C.V. (2)	Mexico	Peso	-	70%	-
Betterware Ningbo Trading Co, LTD.	China	Yuan	100%	100%	-
Finayo, S.A.P.I. de C.V. SOFOM ENR	Mexico	Peso	100%	-	-

Beauty and personal care (B&PC) (“JAFRA”):
Jafra México Holding Company, B.V.	Holanda	Euro	100%	-	-
Distribuidora Comercial JAFRA, S.A. de C.V.	Mexico	Peso	100%	-	-
Jafra Cosmetics International, S.A. de C.V.	Mexico	Peso	100%	-	-
Jafra Cosmetics, S.A. de C.V.	Mexico	Peso	100%	-	-
Serviday, S.A. de C.V.	Mexico	Peso	100%	-	-
Jafrafin, S.A. de C.V.	Mexico	Peso	100%	-	-
Distribuidora Venus, S.A. de C.V.	Mexico	Peso	100%	-	-
Jafra Cosmetics International, Inc.	United States	Dollar	100%	-	-

(1)	GurúComm was part of the Group until March 28, 2022.
(2)	Innova Catálogos was part of the Group until November 18, 2022.

As of December 31, 2022, 2021 and January 3, 2021, there are no significant restrictions for investment in shares of the subsidiary companies previously mentioned.

e.	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist mainly of bank deposits and short-term investments in securities, highly liquid and easily convertible into cash with original maturities of three months or less and that are subject to insignificant risks of changes in value. Cash is stated at nominal value and cash equivalents are valued at fair value. Any cash or cash equivalent that cannot be disposed of in less than three months is classified as restricted cash.

In cases where the definition of cash and cash equivalents is not met due to restrictions, the amounts are presented in a separate line in the consolidated statements of financial position and is excluded from cash and cash equivalents in the consolidated statements of cash flows.

f.	Financial instruments

Financial assets and financial liabilities are recognized in the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

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

g.	Financial assets

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

As of December 31, 2022, 2021 and January 3, 2021, the Group does not have this type of instruments.

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

As of December 31, 2022, 2021 and January 3, 2021, the Group does not have this type of instruments.

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

Foreign exchange gains and losses

The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the closing exchange rate of each reporting period. Specifically, for financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss.

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

Write-off policy

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, i.e., when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

h.	Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.

●	Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss to the extent that they are not part of a designated hedging relationship. As of December 31, 2022, 2021 and January 3, 2021, the Group does not have this type of instruments.

Financial liabilities and equity

Classification as debt or equity

●	Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. As of December 31, 2022, 2021 and January 3, 2021, the Group does not have this type of instruments.

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

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘Foreign exchange (loss) gain, net’ line item in the consolidated statements of profit or loss and other comprehensive income for financial liabilities that are not part of a designated hedging relationship.

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the closing exchange rate of the reporting period. For financial liabilities that are measured as at FVTPL, the foreign exchange component forms part of the fair value gains or losses and is recognized in profit or loss for financial liabilities that are not part of a designated hedging relationship.

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

i.	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts and interest rate swaps.Further details of derivative financial instruments are disclosed in note 19.

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

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the consolidated financial statements unless the Group has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for the Group’s shares at a fixed price. Although the warrants will be exchanged for the Group’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument, given that the functional currency of the Company (MXN) differs from the strike-price of the warrants, which is fixed in USD. Changes in the fair value of the financial liability are presented in the consolidated statements of profit or loss under the heading “Loss in valuation of warrants”.

For purposes of the Group’s adjusted EBITDA, the changes in the fair value of the liability are excluded as they represent non-cash charges.

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

j.	Inventories and cost of sales

Inventories are measured at the lower of cost and net realizable value. The costs comprise direct materials, direct labor, and an appropriate proportion of variable and fixed overhead costs, the latter being allocated on the basis of normal operating capacity. The cost of inventories is based on standard cost method. The net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in administration (marketing), selling and distribution.

k.	Prepaid expenses

Prepaid expenses are mainly comprised of advanced payments for printed catalogs, advanced payments for events, as well as, advanced payments for the purchase of inventories that are received after the date of the consolidated statement of financial position and during the normal course of business, and they are presented in current assets in accordance with the classification of the destination item.

l.	Other assets

Other assets mainly include inventory of rewards related to the rewards program offered to our distributors, associates, leaders and consultants, recoverable taxes and rent security deposits. They are presented in current or non-current assets in accordance with the classification of the destination item.

The inventory for the rewards program (see Note 2.v) is acquired based on exchange estimates from distributors, associates, leaders and consultants; and is reduced at the time the points are redeemed and the reward is sent. Rewards inventory is recognized at acquisition cost.

Rewards program for distributors, associates, leaders and independent consultants:

The Group has a reward program, which is offered through its business segments, to distributors and associates in Betterware, and to consultants, including leaders, in JAFRA. Its objective is to promote the fulfillment of specific objectives in the development of commercial activities of the business but considered separate and distinct services from sales. In the case of Distributor and Associate Rewards, Betterware rewards its Distributors for enrolling new Associates and appointing new Distributors, while Associates receive such rewards for referring new Associates and staying active. In the case of rewards to Consultants, including JAFRA leaders, they are awarded for sponsorship when they manage to hire a new direct sponsor or based on the commercial activities carried out by the group or lineage to which they are related. In this way, the members of this independent sales force help expand the organization and sales channels, and at the same time commit to developing their network of contacts and vendors.

These rewards can be in:

a) Points redeemable for products that the Group purchases from other suppliers. Points expire according to the commercial terms established by the Group, and can be modified at management’s discretion; and b) cards with a cash balance preload redeemable with certain providers, specifically in the JAFRA segment, both for consultants and leaders depending on the business activities carried out by the group or lineage to which they are related.

The Group evaluates the performance of distributors, associates, and consultants, including leaders, at each reporting date based on an estimate of compliance with the established program objectives, and records the corresponding expense, presenting it as sales expenses and a provision. in return. The provision is reduced when the points are exchanged for the available products (rewards). The value of the rewards program and the corresponding expense are determined based on the fair value of the services received considering the analyzes carried out by the administration for similar services in the market.

m.	Property, plant and equipment, net

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

The following useful lives, considering separately each of the asset’s components, are used in the calculation of depreciation:

Buildings	5 – 50 years
Molds and machinery	3 – 15 years
Vehicles	4 years
Computers and equipment	3 – 10 years
Leasehold improvements	3 – 5 years

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

Intangible assets are used when they meet the following characteristics: they are identifiable, they obtain future economic benefits, and there is control over said benefits.

Intangible assets are classified as follows:

Indefinite useful life:

●	These intangible assets are not amortized and are subject to annual impairment tests. As of December 31, 2022, 2021 and January 3, 2021, no factors have been identified that limit the useful life of these intangible assets. The only intangible asset with an indefinite useful life that the Group owns are the Brands, which have been defined with indefinite useful life because they will generate revenues for an indefinite period based on their position in the market.

Defined useful life:

●	These are recognized at cost less accumulated amortization and recognized impairment losses. They are amortized in a straight line according to the estimate of their useful life, which is determined based on the expectation of generating future economic benefits, and they are subject to impairment tests when signs of impairment are identified.

The estimated useful lives of intangible assets with a defined useful life are summarized as follows:

Intangibles:	Betterware	JAFRA
Customer relationships	10 years	12 years
Software	3 years	-
Brands and logo rights	10 – 30 years	-

Derecognition of Group’s intangible assets

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

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows that are largely independent of the cash flows of other assets or Groups of assets (cash generating units).

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

Goodwill represents the excess of the acquisition cost of a subsidiary over the Group´s interest in the fair values of the net assets acquired determined at the date of acquisition and is not subject to amortization.

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

q.	Business combinations

Businesses acquisitions are accounted by using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by the sum of the assets transfer fair values by the Company, less the liabilities incurred by the Company to the previous owners of the acquiree entity and equity shares issued by the Company in exchange for control over the acquiree equity. The cost related to the acquisition are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets’ acquired and the liabilities assumed are recognized at their fair value, except for:

●	Deferred tax assets or liabilities and assets or liabilities related to employee benefit, which are recognized and measured in accordance with IAS 12 “Income tax” and IAS 19 “Employee Benefits”, respectively;

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree (if any), and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amounts of the identifiable assets acquired and the liabilities assumed at the acquisition date. If at the acquisition date the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are equity interests and that give to their holders a proportionate share of the Company’s net assets in the event of liquidation, may initially be measured at either fair value or at the value of the non-controlling interest’s proportionate interest in the recognized amounts of the identifiable net assets of the acquired company. The measurement base is made on every transaction. Other types of non-controlling interest are measured at fair value, or where applicable, based on what other IFRS specifies.

When the consideration transferred by the Group in a business combination includes contingent assets and liabilities resulted from a consideration arrangement, the contingent consideration is measured at its fair value as of the acquisition date and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as an adjustment in the measurement period are adjusted retrospectively with corresponding adjustments against goodwill. Adjustments of the measurement period are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The accounting treatment for changes in the fair value of the contingent consideration that do not qualify as an adjustment in the measurement period depends on how the contingent consideration is classified. Contingent consideration classified as equity will not be remeasured at subsequent reporting dates and its subsequent settlement is accounted in equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date and the gain or loss resulted, if any, is recognized in profit or loss. The amounts arising from interests in the acquiree entity prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified in profit or loss where this treatment would be appropriate if that interest is eliminated.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above) or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

r.	Leases

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

Finally, the lease liability is derecognized when the Group fulfills all lease payments. When the Group determines that it is probable that it will exercise an early termination of the contract that leads to a cash disbursement, such disbursement is accounted as part of the liability’s remeasurement mentioned in the previous paragraph; however, in cases in which the early termination does not involve a cash disbursement, the Group cancels the lease liability and the corresponding right-of-use asset, recognizing the difference immediately in the consolidated statement of profit or loss and other comprehensive income.

The Group as lessor

During 2022 and 2021, Betterware leased a space on its offices at the “Betterware Campus” to a related party.

As of and for the year ended January 3, 2021, the Group did not maintain any leases as lessor.

s.	Foreign currency

In preparing the consolidated financial statements, transactions in currencies other than the Mexican Peso, which is the functional currency of the consolidated entities (see table in note 2d), those are recognized at the exchange rates as of the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purpose of presenting consolidated financial statements, the assets and liabilities in foreign currency are translated in mexican pesos, using the exchange rates prevailing at the end of the period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates are used at the date of transactions. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).

The adjustments related to goodwill and to the fair value of the identifiable assets’ acquired and the liabilities assumed generated in a foreign transaction, are recognized as assets and liabilities, they are considered as assets and liabilities of the operation mentioned, and they are converted at the exchange rate at the end of the reporting period. Exchange differences arising are recognized in other comprehensive income.

t.	Employee benefits

Retirement benefits – Defined benefit obligations

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

The Group’s net obligation with respect to the defined-benefit plan are calculated separately for each plan, estimating the amount of future benefit accrued by employees in return for their services in ongoing and past periods; that benefit is discounted to determine its present value, and the costs for the services that have not been recognized and the fair value of the plan assets are deducted. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using discount rates in accordance with IAS 19 that are denominated in the currency in which the benefits will be paid, and that have maturities that approximate to the terms of the pension liability.

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

Statutory employee profit sharing (“PTU”)

PTU is recorded in the results of the year in which it is incurred and is presented in operating expenses line item in the consolidated statement of profit or loss and other comprehensive income.

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

u.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

●	Current tax

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

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

Deferred income tax assets and tax liabilities are offset when there is the legal right to offset current tax assets and current tax liabilities, and when deferred income tax balances are related to the same tax authority. Current tax assets and tax liabilities are offset when the entity has the legal right to offset and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

v.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions mainly include benefits incentives granted to distributors, associates, leaders and consultants in the form of reward points, discounts and others such as compensations to employees (bonuses) not paid at the reporting date, professional services fees, among others.

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

Loyalty program (Group points system):

The Group operates a “points system” loyalty program, through which Betterware distributors and associates, as well as JAFRA leaders and consultants, accumulate points on the sale of products that entitle them to exchange the points for products (rewards) that the Group acquires from different suppliers. Since these points provide a benefit to Betterware distributors and associates and JAFRA leaders and consultants that they would not receive without purchasing the Group’s products, this loyalty program and points system represent a separate performance obligation.

Therefore, the transaction price is allocated between the product and the points on a separate sales price basis. The standalone sale price per point is estimated based on the fair value of the product that will be awarded when members redeem the points and the probability of redemption, as demonstrated by the Group’s historical experience. In addition, a contractual liability is recognized for the revenue related to the points acquired at the time of the initial sale transaction, reducing the revenue recognized on the initial sale of the goods. Revenue from loyalty points is recognized when the points are redeemed by the customer and exchanged for related products. Revenues from points that are not expected to be exchanged are recognized in proportion to the historical performance of rights exercised by customers.

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

w.	Accrued expenses

The Group’s accrued expenses mainly comprise outstanding payment amounts (retention of income taxes and VAT) and social securities contributions (IMSS, SAR and INFONAVIT) expenses among other accrued expenses.

x.	Revenue recognition

Revenues comprise the fair value of the consideration received or to receive for the sale of goods and services in the ordinary course of the transactions, and are presented in the consolidated statement of profit or loss, net of the amount of variable considerations (discounts and product returns). To recognize revenues from contracts with its customers, the Group applies a comprehensive model, which is based on a five-step approach consisting of the following: (1) identify the contract (verbal or written); (2) identify performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when the Group satisfies a performance obligation. The Group recognizes revenue at a point in time, when it transfers control over a product to a customer, which occurs when the customers take delivery of the products and formally accepts them.

The Group invoices its customers at the shipment date with payment terms between 15 and 30 days; customers are allowed to request for a product return only if the product has quality, technical issues, or physical damages. However, this right qualifies as an assurance-type warranty (and not a performance obligation) related to the functionality of the products sold.

Betterware’s discounts to distributors and associates are included in the invoice price and are presented in the net sales line item from the moment in which the customer acquires control of the products sold; thus, management does not perform estimates over discounts to be taken by the customers. JAFRA ’s discounts to leaders and consultants are not included in the invoice price.

Loyalty program (The Group’s reward points program):

The Group operates a loyalty program (Reward points program) through Betterware’s distributors and associates, and JAFRA’s leaders and consultants accumulate points on sales of goods that entitle them to exchange the points for products the Group acquires from different suppliers. Since these points provide a benefit to distributors and associates that they would not receive without purchasing the the Group products, this loyalty program represents a separate performance obligation.

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

y.	Share-based payments

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

z.	Financing income and cost

Financing income (cost) are comprised of interest income, interest expense, the foreign currency gain (loss) on financial assets and financial liabilities; and gain (loss) in valuation of financial derivative instruments. Those are recognized in the consolidated statement of profit or loss and other comprehensive income when accrued.

aa.	Contingencies

Significant obligations or losses related to contingencies are recognized when it is probable that their effects will materialize and there are reasonable elements for their quantification. If these reasonable elements do not exist, their disclosure is included qualitatively in the notes to the consolidated financial statements. Income, profits or contingent assets are recognized until such time as there is certainty of their realization.

bb.	Segments Information

The information by operating segments is presented consistent with the information included in the internal reports provided to the highest authority in making operating decisions (Chief Operating Decision Maker or “CODM”).

The Board of Directors is who evaluates the financial performance, the situation of the Group and makes strategic decisions. It has been identified as the highest authority in operating decision-making, and it is integrated by seven independent members, two members and the Executive Board Chairman.

cc.	Social capital

The Group’s capital stock is integrated by ordinary shares, registered, single series and without par value expression. The minimum fixed capital and without the right to withdraw is Ps.50 and it is represented by 10,000 shares. The variable capital is unlimited.

When any entity of the Group purchases shares issued by the company (treasury shares), the consideration paid, including the costs directly attributable to said acquisition (net of taxes), they are recognized as a decrease in the Group’s capital until the shares are canceled or reissued. When these shares are reissued, the consideration received, including incremental costs directly attributable to the transaction (net of tax) is recognized in the Group’s capital.

3.	Changes in significant accounting policies

a.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Group has applied a number of new and amended IFRS and interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2022. The conclusions related to their adoption are described as follows:

New and amended IFRS Standards that are effective for the current year

The Group adopted the following amendments, which did not have any effects on the financial statements in the current year:

●	Amendments to IFRS 3, Business Combination – Reference to the conceptual framework

●	Amendments to IAS 16, Property, Plant and Equipment - Economic benefits before intended use

●	Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts - Costs to complete a contract

●	Annual improvements to IFRS 2018-2021

New and revised IFRS Standards in issue but not yet effective

At the issuance date of these financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective. Based on management’s analysis, the Group does not expect that the adoption of the following standards will have a material impact on the financial statements in future periods:

●	IFRS 17, Insurance contracts (1)

●	Amendments to IAS 1, Classification of liabilities as current or non-current (1)

●	Amendments to IAS 1, and Statement of practice 2 – Disclosure of accounting policies (1)

●	Amendments to IAS 8, Disclosure of accounting estimates (1)

●	Amendments to IAS 12, Deferred tax related to assets and liabilities arising from a single transaction (1)

●	Amendments to IAS 1, Classification of debt with covenants (2)

●	Amendments to IFRS 16 - Lease liability in a sale with leaseback (3)

(1)	Effective for annual reporting periods beginning on January 1, 2023

(2)	Effective for annual reporting periods beginning on January 1,2024

(3)	Effective date yet to be defined by the IASB

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The significant estimates impacting the Group’s consolidated financial statements are as follows:

-	Key assumptions used in impairment testing on long-lived assets

The Group performs annual impairment testing on long-lived assets, for which key assumptions are used in the calculation of the recoverable amount (see note 12). For impairment testing, goodwill is allocated to the cash-generating unit (“CGU”) from which the Group has considered that economic and operational synergies of business combinations are generated. The recoverable amounts of the CGU have been determined based on the calculations of their value in use, which require the use of estimates. The most significant of these estimates are as follows:

●	Discount rate based on the weighted average cost of capital (WACC) of the CGU.

●	Terminal value growth rates.

●	EBITDA margin (earnings before interest, taxes, depreciation and amortization), in accordance with the historical performance and the expectations of the CGU industry.

-	Estimation of probability of default and recovery rate to apply the model of expected losses in the impairment of financials assets

The Group assigns to the debtors with whom it maintains an account receivable at each reporting date, either individually or as a group, an estimate of the probability of default in the payment of accounts receivable and the estimated recovery rate, in order to reflect the cash flows that are expected to be received from the current assets on that date (see note 6 and 21).

-	Critical estimation on the determination of fair values in business combinations by “JAFRA’s Acquisition”

When business combinations are completed, it is required to apply the acquisition method to recognize the identifiable net assets acquired at fair value, on the acquisition date; Any excess of the consideration paid over the identified net assets is recognized as goodwill. For its part, any excess of the net assets identified over the consideration paid is recognized as a gain within the result of the year.

In estimating the fair values of identifiable assets acquired and liabilities assumed, the Company uses observable market data available. When input data is not available, the Company engages a qualified independent appraiser to perform the valuation. Management works closely with the independent qualified appraiser to establish the appropriate valuation techniques, assumptions, input data and criteria to be used in the valuation models.

5.	Cash and cash equivalents

	2022		2021	2020
Cash on hand in banks	Ps.	367,076	951,092	629,146
Time deposits		448,568	224,106	20,674
	Ps.	815,644	1,175,198	649,820

As of December 31, 2022 and 2021 the Group did not maintain restricted cash.

As of January 3, 2021, cash and cash equivalents balance excluded an amount of Ps.42,915 of restricted cash derived from the guarantee of some forwards which were due between May and August 2021, which was presented as a current asset in the consolidated statement of financial position, since it did not complied with the characteristics of readily convertible to cash (see note 9) and under investing activities in the consolidated statements of cash flows.

6.	Trade account receivables

	2022		2021	2020
Trade account receivables	Ps.	1,092,855	835,757	744,109
Expected credit loss		(121,792)	(90,164)	(9,083)
	Ps.	971,063	745,593	735,026

The trade accounts receivable detailed above are measured at their amortized cost. The average, with respect to Betterware´s the turnover of accounts receivable, is from 14 to 28 days as of December 31, 2022, 2021 and January 3, 2021; and JAFRA´s the turnover of accounts receivable, is from 30 to 120 days as of December 31, 2022. No interest is charged on outstanding accounts receivable.

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

The Group’s significant growth in recent years have caused volatility in collections. Because of this, management has applied significant estimation to determine the estimated expected credit losses as of December 31, 2022 and 2021; where the weighting of the historical behavior was analyzed, given what happened due to the extraordinary events of the COVID-19 pandemic, thus normalizing the expectation of future credit losses for the year 2023.

The Group cancels an account receivable when there is information that indicates that the debtor is experiencing serious financial difficulties and there is no realistic prospect of recovery, e.g. when the debtor has been placed in liquidation or has entered bankruptcy proceedings, or when a commercial account receivable is more than one year old, whichever occurs first. For the periods ended December 31, 2022, 2021 and January 3, 2021 Ps.237,928, Ps.117,414 and Ps.62,184 have been canceled, respectively.

The following table shows the expected lifetime credit loss recognized for accounts receivable in accordance with the simplified approach established in IFRS 9.

Trade receivables – days past due
	Betterware de México					JAFRA in Mexico and United States
As of December 31, 2022	Not past due		14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total
Expected credit loss rate		1%	18%	39%	41%	1%	7%	21%	61%
Estimated total gross carrying amount at default	Ps.	365,978	24,198	15,592	161,204	374,039	77,509	31,366	42,969	1,092,855
Expected credit loss	Ps.	3,561	4,337	6,142	66,126	3,589	5,130	6,735	26,172	121,792

Trade receivables – days past due
As of December 31, 2021	Not past due		14-21	21 – 28	>28	Total
Expected credit loss rate		1%	27%	60%	28%
Estimated total gross carrying amount at default	Ps.	560,642	31,439	22,463	221,213	835,757
Expected credit loss	Ps.	6,814	8,338	13,386	61,626	90,164

Trade receivables – days past due
As of January 3, 2021	Not past due		14-21	21 – 28	>28	Total
Expected credit loss rate		2%	30%	62%	33%
Estimated total gross carrying amount at default	Ps.	640,675	31,918	17,772	53,744	744,109
Expected credit loss	Ps.	8,163	9,588	10,946	17,563	46,260

The following table shows the movement in lifetime expected credit loss that has been recognized for trade account receivables in accordance with the simplified approach set out in IFRS 9.

	Total
Balance as of January 1, 2020	Ps.	(13,640)
Expected credit loss		(46,260)
Specific credit loss		(11,367)
Amounts written off		62,184
Balance as of January 3, 2021		(9,083)
Expected credit loss		(198,495)
Amounts written off		117,414
Balance as of December 31, 2021		(90,164)
Expected credit loss		(269,595)
Amounts written off		237,928
Foreign currency translation		39
Balance as of December 31, 2022	Ps.	(121,792)

7.	Inventories and cost of sales

	2022		2021	2020
Finished goods	Ps.	1,568,459	787,135	915,645
Packing material		262,480	35,718	26,029
Raw materials		109,681	-	-
		1,940,620	822,853	941,674
Merchandise in transit		182,050	463,302	342,998
	Ps.	2,122,670	1,286,155	1,284,672

The cost of sales recognized in the consolidated statements of profit or loss and other comprehensive income within cost of sales of the year was Ps.3,579,093, Ps.4,498,008, and Ps.3,280,348 for the periods of 2022, 2021 and 2020, respectively.

The cost of inventories recognized as an expense includes Ps.72,988, Ps.43,645 and Ps.24,438, for the periods 2022, 2021 and 2020, respectively, in respect of write-downs of inventory to net realizable value. Such write-downs have been recognized to account for obsolete inventories.

8.	Prepaid expenses

	2022		2021	2020
Premiums paid in advance for insurance	Ps.	16,238	16,961	10,061
Advances to suppliers		12,891	1,320	2,689
Other		23,433	17,315	39,831
	Ps.	52,562	35,596	52,581

9.	Other assets

	2022		2021	2020
Inventory of rewards	Ps.	153,168	54,247	28,804
Employees and consultors		42,878	-	-
Rewards catalogs		13,009	12,067	10,492
Security deposit		8,654	4,274	5,774
Recoverable taxes		2,133	10,725	44,618
Restricted cash		-	-	42,915
Other receivables		15,099	4,949	3,588
		234,941	86,262	136,191
Current		188,266	81,988	130,417
Non-current		46,675	4,274	5,774
	Ps.	234,941	86,262	136,191

10.	Property, plant and equipment, net

	2022		2021	2020
Acquisition cost	Ps.	3,190,297	1,231,794	905,840
Accumulated depreciation		(216,923)	(162,302)	(114,713)
	Ps.	2,973,374	1,069,492	791,127

Acquisition cost:	As of January 1, 2020		Additions	Disposals	As of January 3, 2021
Land	Ps.	47,124	2,132	-	49,256
Molds and machinery		41,269	85,049	(22)	126,296
Vehicles		1,602	28,740	(17,235)	13,107
Computers and equipment		66,823	3,273	(2,056)	68,040
Leasehold improvements		29,882	4,426	-	34,308
Buildings		-	326,644	-	326,644
Construction in progress		119,174	169,015	-	288,189
	Ps.	305,874	619,279	(19,313)	905,840

Accumulated depreciation:	As of January 1, 2020		Depreciation expense	Disposals	As of January 3, 2021
Molds and machinery	Ps.	(25,648)	(3,636)	-	(29,284)
Vehicles		(1,505)	(633)	-	(2,138)
Computers and equipment		(48,003)	(9,837)	1,043	(56,797)
Leasehold improvements		(23,368)	(1,856)	-	(25,224)
Buildings		-	(1,270)	-	(1,270)
	Ps.	(98,524)	(17,232)	1,043	(114,713)

Acquisition cost:	As of January 3, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Transfers	As of December 31, 2021
Land	Ps.	49,256	-	-	-	-	49,256
Molds and machinery		126,296	-	82,457	(2,334)	63,729	270,148
Vehicles		13,107	-	6,046	(1,439)	-	17,714
Computers and equipment		68,040	13,473	709	(19,764)	18,521	80,979
Leasehold improvements		34,308	539	119	(831)	3,980	38,115
Buildings		326,644	-	-	-	351,654	678,298
Construction in progress		288,189	-	246,979	-	(437,884)	97,284
	Ps.	905,840	14,012	336,310	(24,368)	-	1,231,794

Accumulated depreciation:	As of January 3, 2021		Depreciation expense	Disposals	As of December 31, 2021
Molds and machinery	Ps.	(29,284)	(20,236)	759	(48,761)
Vehicles		(2,138)	(3,162)	17	(5,283)
Computers and equipment		(56,797)	(9,374)	11,983	(54,188)
Leasehold improvements		(25,224)	(4,915)	203	(29,936)
Buildings		(1,270)	(22,864)	-	(24,134)
	Ps.	(114,713)	(60,551)	12,962	(162,302)

Acquisition cost:	As of December 31, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2022
Land	Ps.	49,256	1,253,237	-	-	-	-	1,302,493
Molds and machinery		270,148	237,818	1,081	(18,319)	67,299	-	558,027
Vehicles		17,714	-	6,183	(2,124)	-	-	21,773
Computers and equipment		80,979	101,512	9,605	(99,640)	32,544	(2,498)	122,502
Leasehold improvements		38,115	1,430	479	-	3,214	-	43,238
Buildings		678,298	321,994	-	-	31,740	-	1,032,032
Construction in progress		97,284	41,790	107,260	(1,302)	(134,797)	(3)	110,232
	Ps.	1,231,794	1,957,781	124,608	(121,385)	-	(2,501)	3,190,297

Accumulated depreciation:	As of December 31, 2021		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2022
Molds and machinery	Ps.	(48,761)	(60,965)	6,459	-	(103,267)
Vehicles		(5,283)	(3,992)	180	-	(9,095)
Computers and equipment		(54,188)	(40,738)	84,523	2,406	(7,997)
Leasehold improvements		(29,936)	(1,134)	4	-	(31,066)
Buildings		(24,134)	(41,364)	-	-	(65,498)
	Ps.	(162,302)	(148,193)	91,166	2,406	(216,923)

Depreciation expense is included in administrative expenses line in the consolidated statement of profit or loss and other comprehensive income. No impairment losses have been determined.

The Group built a distribution center, which was completed in the first quarter of 2021. As of December 31, 2022, 2021 and January 3, 2021, the total payments related to this construction amounted to Ps.37,500 Ps.397,000 and Ps.508,958, respectively. The total investment amounted to Ps.1,108,458.

For the period of 2020, the Group capitalized borrowing costs in the amount of Ps.33,460, directly related to the distribution center that was under construction. In 2022 and 2021 the Group didn’t capitalized borrowing costs related to the distribution center that was under construction.

11.	Business combination

On January 18, 2022, the Company entered into an agreement to acquire 100% of JAFRA in Mexico and the United States, along with its “JAFRA” trademarks. JAFRA is a leading global brand in direct sales in the Beauty and Personal Care (B&PC) industry with a strong presence in Mexico and the United States with independent leaders and consultants who sell unique products. In addition to entering the beauty and personal care industry, the JAFRA acquisition provides a unique opportunity for the Company to expand its geographic presence into the United States, enhancing its international focus on the North American.

On March 24, 2022, the Federal Economic Competition Commission (“COFECE”) approved the transaction, which was concluded on April 7, 2022.

The JAFRA’s acquisition led the Group to enter in the Beauty and Personal Care (B&PC) industry market.

The assets acquired and liabilities assumed from the acquisition are as follows:

Assets and liabilities to fair value
Current assets and others non-current assets	Ps.	2,885,952
Property, plant and equipment, net		1,957,784
Intangible assets		1,394,424
Current liabilities and non-current liabilities		(1,630,260)
Deferred income tax		(813,661)
Total identifiable assets acquired and liabilities assumed		3,794,239
Goodwill		1,250,132
Total assets acquired, net	Ps.	5,044,371

Goodwill is attributable to the profitability of the acquired business. It will not be deductible for tax purposes.

Current assets and other non-current assets include accounts receivable with a contractual value of Ps.736,063 and an expected loss estimate of Ps.243,954; therefore, the fair value of accounts receivable is Ps.492,109.

The funds necessary to pay the purchase price under the JAFRA Acquisition were obtained from a long-term bank loan “Syndicated Loan” of Ps.4,498,695, (see note 16), plus the available cash of Betterware in dollars of US$30,000. The total cash paid in pesos for the JAFRA Acquisition was Ps.5,044,371.

Net cash outflow arising on acquisition:
Cash out	Ps.	5,044,371
Less cash and cash equivalent balances acquired from JAFRA		(345,908)
Net cash used (investing activities)	Ps.	4,698,463

The revenues contributed by JAFRA included in the consolidated statement of profit or loss from the effective acquisition date to December 31, 2022 were Ps.5,164,205 and net income of Ps.493,062. If the acquisition had been made on January 1, 2022, the net revenues in the consolidated statement of income for the year ended December 31, 2022 would have been Ps.13,377,529 and net income of Ps.1,097,092.

No contingent liability has arisen from this acquisition that must be recorded, nor are there contingent consideration agreements. Additionally, acquisition costs were not significant.

12.	Goodwill

	As of January 1, 2020		Additions	Disposals	As of January 3, 2021
Cost	Ps.	348,441	-	-	348,441

	As of January 3, 2021		Additions	Disposals	As of December 31, 2021
Cost	Ps.	348,441	22,634	-	371,075

	As of December 31, 2021		Additions	Disposals	As of December 31, 2022
Cost	Ps.	371,075	1,251,277	(22,634)	1,599,718

The goodwill as of December 31, 2020, correspond to the resulting excess between the consideration given and the fair values of the net assets acquired on the acquisition date by Betterware Latinoamerica Holding México, S.A. de C.V. (BLHM) and Strevo Holding, S.A. de C.V.

On March 12, 2021, Betterware entered into an agreement to acquire 60% of GurúComm for Ps.45,000. GurúComm is a Mobile Virtual Network Operator and communications software developer. Moreover, on July 22, 2021, Betterware entered into an agreement more to acquire 70% of Innova Catálogos, S.A. de C.V., for Ps.5,000. Innova Catálogos is a company dedicated to the purchase and sale of clothing, footwear and accessories. The goodwill addition of Ps.22,634 is the result between the consideration paid and the fair values of the net assets acquired from both companies. During the 2022 period, GuruComm and Innova Catálogos ceased to belong to the Group in the months of March and November, respectively, therefore, the goodwill is shown as disposals for Ps.22,634 for the year.

On March 25, 2022, Betterware and Programa Lazos, S.A. de C.V., acquired 2% and 98%, respectively, of the participation in shares of Finayo, S.A.P.I. de C.V. SOFOM ENR. The Group recorded a goodwill of Ps.1,145 corresponding to the excess for the consideration paid and the fair values of the net assets acquired for the acquisition of 100% of Finayo.

On April 7, 2022, Betterware acquired 100% of JAFRA in Mexico and the United States, along with its trademarks “JAFRA”; the total cash agreed amounted to Ps.5,044,371 (see note 1a and 11). The addition to goodwill for Ps.1,250,132 corresponds to the excess for the consideration paid and the fair values of the net assets acquired for the acquisition of 100% of Jafra Cosmetics International S.A. de C.V., Jafra México Holding B.V. and Jafra Cosmetics International Inc.

The goodwill balances of Group’s companies are described below:

	As of December 31, 2022		As of December 31, 2021	As of January 3, 2021
Betterware	Ps.	348,441	348,441	348,441
JAFRA Mexico		1,250,132	-	-
Finayo		1,145	-	-
GurúComm		-	17,372	-
Innova Catálogos		-	5,262	-
Total	Ps.	1,599,718	371,075	348,441

For impairment testing purposes, goodwill is allocated to CGUs that do not exceed operating segments. The recoverable value of the CGU was based on the fair value minus disposal costs, estimated using discounted cash flows. The fair value measurement was classified as a Level 3 fair value based on the inputs in the valuation technique used.

The values assigned to the key assumptions represent the administration’s assessment of future trends in relevant industries and are based on historical data from external and internal sources.

As of December 31, 2022, 2021 and January 3, 2021, the estimated recoverable amount of the CGU exceeded its carrying amount.

The key assumptions used in the estimation of the recoverable amount are set out below:

	2022		2021	2020
In percentages	Betterware	JAFRA	Betterware	Betterware
Discount rate	10.0	9.1	12.8	11.2
Terminal value growth rate	0.0	2.0	3.0	3.0
EBITDA margin (earnings before interest, taxes, depreciation and amortization)	30.0	15.3	30.0	38.0

The discount rate was based on the historical industry average, weighted-average cost of capital and a market interest rate for Betterware of 11.8%, 5.7% and 7.3% as of December 31, 2022, 2021 and January 3, 2021, respectively, and for JAFRA of 9.1% as of December 31, 2022.

The cash flow projections included specific estimates for 5 years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make. For Betterware, a terminal growth rate of 0.0 was used to corroborate that even then there would be no impairment of the assets.

Budgeted EBITDA was estimated taking into account past experience and a revenue growth rate projected taking into account the average growth levels experienced over the past 5 years and the estimated sales volume and price growth for the next five years. It was assumed that the sales price would increase in line with forecast inflation over the next five years.

13.	Intangible assets, net

Acquisition cost:	As January 1, 2020		Additions	Disposals	As of January 3, 2021
Brand	Ps.	253,000	-	-	253,000
Customer relationships		64,000	-	-	64,000
Software		21,651	24,333	-	45,984
Brands and logo rights		7,608	276	(2,491)	5,393
	Ps.	346,259	24,609	(2,491)	368,377

Accumulated amortization:	As of January 1, 2020		Amortization expense	Disposals	As of January 3, 2021
Customer relationships	Ps.	(30,933)	(6,400)	-	(37,333)
Software		(421)	(6,675)	-	(7,096)
Brands and logo rights		(3,940)	(647)	-	(4,587)
	Ps.	(35,294)	(13,722)	-	(49,016)

Acquisition cost:	As of January 3, 2021		Additions	Disposals	As of December 31, 2021
Brand	Ps.	253,000	-	-	253,000
Customer relationships		64,000	-	-	64,000
Software		45,984	65,356	-	111,340
Brands and logo rights		5,393	70	-	5,463
	Ps.	368,377	65,426	-	433,803

Accumulated amortization:	As of January 3, 2021		Amortization expense	Disposals	As of December 31, 2021
Customer relationships	Ps.	(37,333)	(6,400)	-	(43,733)
Software		(7,096)	(8,377)	-	(15,473)
Brands and logo rights		(4,587)	(250)	-	(4,837)
	Ps.	(49,016)	(15,027)	-	(64,043)

Acquisition cost:	As of December 31, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2022
Brand	Ps.	253,000	840,616	9,493	-	(1,003)	1,102,106
Customer relationships		64,000	553,808	-	-	-	617,808
Software		111,340	-	41,443	-	-	152,783
Brands and logo rights		5,463	-	109	-	-	5,572
	Ps.	433,803	1,394,424	51,045	-	(1,003)	1,878,269

Accumulated amortization:	As of December 31, 2021		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2022
Customer relationships	Ps.	(43,733)	(40,412)	-	-	(84,145)
Software		(15,473)	(29,686)	-	-	(45,159)
Brands and logo rights		(4,837)	(246)	-	-	(5,083)
	Ps.	(64,043)	(70,344)	-	-	(134,387)

Brands:

●	The “Betterware” brand is an intangible asset with an indefinite useful life and a carrying amount of Ps.253,000, which is presented in the consolidated statements of financial position. This brand was transmitted to the Group through a merger carried out on July 28, 2017 with Strevo Holding, S.A. de C.V. (a related party under common control). Strevo obtained such brand when acquiring the majority of the Betterware’s shares in March 2015.

●

The “JAFRA” brands are intangible assets with an indefinite useful life and a carrying amount of Ps.849,106, which is presented in the consolidated statements of financial position. Since the business combination with the Group on the date of on April 7, 2022, the JAFRA brands were valued at their fair value.

Customer relationships:

●	The intangible for the relationship with customers of Betterware was transferred to the Group through a merger with Strevo carried out on July 28, 2017, this intangible asset has a useful life of ten years and are amortized using the straight-line method.

●

The intangible for the relationship with customers of JAFRA arose from the valuation of assets acquired and liabilities assumed by business combination dated April 7, 2022 this intangible asset has a useful life of twelve years and are amortized using the straight-line method. The calculation comprised the revenues attributable of Jafra Mexico and the total number of consultants as of the valuation date. In addition, future revenues, growth rate and desertion were projected.

The customers relationships balances of the Group are described below:

	As of December 31, 2022		As of December 31, 2021	As of January 3, 2021
Betterware	Ps.	13,867	20,267	26,667
JAFRA Mexico		519,796	-	-
Total of customers relationships	Ps.	533,663	20,267	26,667

Brands and logo rights

●	Betterware has incurred expenses related to the registration trademarks and logos rights with intellectual property authorities, which have a defined life, are amortized linearly over their estimated useful life, which ranges from 10 to 30 years. As of December 31, 2022, 2021 and January 3, 2021, intangible assets for brands and logo rights are presented in the consolidated statement of financial position for a total of Ps.489, Ps.626 and Ps.806, respectively.

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. As of December 31, 2022, 2021 and January 3, 2021, the Group have been not identified indications of impairment.

In relation to impairment of intangible assets with indefinite useful life (brand), the Group estimates the recoverable amount of the intangible asset which is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used (see note 12).

14.	Leases

Right-of-use assets, net

The Group leases a fleet of cars for its sales staff and qualified employees with different contract expiration dates, as well as computers, servers. printers, real estate (JAFRA distribution center and commercial venues) with different expiration date, being the latest expiration date in 2028. Those leases were recorded as right of use assets as follows:

	As of January 1, 2020		Additions	Disposals	As of January 3, 2021
Cost	Ps.	36,909	20,531	(17,861)	39,579

	As of January 1, 2020		Depreciation expense	Disposals	As of January 3, 2021
Accumulated depreciation	Ps.	(13,098)	(12,734)	11,135	(14,697)

	As of January 3, 2021		Additions	Disposals	As of December 31, 2021
Cost	Ps.	39,579	1,388	(3,275)	37,692

	As of January 3, 2021		Depreciation expense	Disposals	As of December 31, 2021
Accumulated depreciation	Ps.	(14,697)	(6,544)	933	(20,308)

	As of December 31, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2022
Vehicles	Ps.	623	59,657	48,433	(1,171)	-	107,542
Buildings		-	7,049	88,051	(484)	-	94,616
Warehouses		17,101	53,575	49,227	-	-	119,903
Office furniture and equipment		-	2,697	5,454	-	-	8,151
Computer equipment		19,968	27,803	3,856	(15)	-	51,612
Cost	Ps.	37,692	150,781	195,021	(1,670)	-	381,824

	As of December 31, 2021		Additions	Disposals	Foreign currency translation	As of December 31, 2022
Vehicles	Ps.	(147)	(21,795)	1,024	-	(20,918)
Buildings		-	(12,947)	-	-	(12,947)
Warehouses		(17,101)	(18,658)	484	-	(35,275)
Office furniture and equipment		-	(1,346)	-	-	(1,346)
Computer equipment		(3,060)	(14,419)	1	(295)	(17,773)
Cost	Ps.	(20,308)	(69,165)	1,509	(295)	88,259

The right-of-use asset depreciation expense for the periods of 2022, 2021 and 2020 amounted to Ps.69,165, Ps.6,544 and Ps.12,666, respectively, and is included within administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

As of December 31, 2022, 2021 and January 3, 2021, Betterware has master lease contracts for computers, servers and cars and for the year 2022 with the JAFRA’ Acquisition, lease contracts were added for the JAFRA distribution center, equipment office (printers), cars and premises in different regions.

As of December 31, 2022 and 2021, Betterware leased warehouses, offices, commercial locals, and equipment, used in normal operations of the Group’s companies, to which the short-term exemption was applied, considering that the lease term was for less than one year. The rental expense for the years ended December 31, 2022 and 2021, amounted to Ps.31,003 and Ps.52,660, respectively.

As of January 3, 2021, the Betterware leased warehouses and an administrative office space that expired on January 3, 2021, and that were renewed during the first three months of 2021 in order to relocate the operations to the new distribution center. Rental expense for the period of 2020 was Ps.15,703.

Lease liability

The lease liabilities as of December 31, 2022, 2021 and January 3, 2021 are described below.

Lease liability
Balance as of January 1, 2020	Ps.	24,584
Lease additions (1)		20,531
Lease disposals (1)		(13,966)
Rent payments (2)		(8,825)
Interest expense (1)		2,054
Balance as of January 3, 2021		24,378
Lease additions (1)		1,388
Lease disposals (1)		(1,704)
Rent payments (2)		(6,899)
Interest expense (1)		717
Balance as of December 31, 2021		17,880
Subsidiaries’ Acquisitions (1)		146,187
Lease additions (1)		193,856
Lease disposals (1)		(195)
Rent payments (2)		(76,214)
Foreign currency translation (1)		(1,172)
Interest expense (1)		11,566
Balance as of December 31, 2022	Ps.	291,908

(1)	Changes that do not represent cash flow
(2)	Changes that represent cash flow

The maturity analysis of total future minimum lease payments, including non-accrued interest, is as follows:

Year	Amount
2023	Ps	92,341
2024		99,715
2025		101,315
2026		93,946
2027		98,812
	Ps	486,129

15.	Accounts payable to suppliers

Trade accounts payables to the Group’s suppliers principally comprise amounts outstanding for trade purchases, raw material and ongoing costs.

The average payment period to Betterware’s suppliers is 4 months mainly for its commercial purchases and to the JAFRA’s suppliers is 30 days for the commercial area and 90 days for the manufacturing area, without interest for all Group. The Group has financial risk management policies (see note 21) to ensure that all accounts payable are paid within the previously agreed credit terms.

The Company has established financing factoring for suppliers, through which they can discount their documents with different financial institutions (paying out the financial cost). Factoring payable balance is recognized within the suppliers account in the consolidated statement of financial position. The payable balance discounted by suppliers as of December 31, 2022, 2021 and 2020 amounted to Ps.584,872, Ps.1,237,913 and Ps.1,315,744, respectively.

16.	Debt and borrowings

	2022		2021	2020
Simple credit line with Banamex, HSBC, BBVA, Bajío, BanCoppel and Scotiabank, up to Ps.4,498,695, with interest (28-day TIIE published in BANXICO) plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.	Ps.	4,432,711	-	-

Two-tranche sustainability bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the first offer of Ps.500,000 started paying interest at 5.15% plus 0.40% and for the monthly subsequent payments, the rate will be based on the 29-day TIIE rate issued by BANXICO plus 0.40%; the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35%, during the sustainability bond term.		1,485,545	1,482,261	-

Credit line with Banamex, with interest rate at TIIE (28 days published in BANXICO) plus 110 basis points, the line considers payments of drawdowns in no more than a 12-month term. This short-term line of credit, which is available and paid in a term of no more than 12 months.		200,000	-	-

Innova Catalogos has a loan for financial support or “Emerging Plan for the protection of employment and income of people”; the loan was acquired at the beginning of 2021, for the amount of Ps.40, with maturity across 18 months, and monthly payments of Ps.2.2, this loan does not accrue interest, however in case of default, it will accrue interest at the rate of 24% on unpaid balances.		-	15	-

Secured credit line with Banamex, for up to Ps.400,000, bearing interest at the TIIE rate plus 260 basis points. Withdrawals from this secured credit line can be made during a 10-month period starting December 15, 2018, and are payable on a quarterly basis from December 17, 2019 up to December 18, 2025. This secured credit line was prepaid on August 31, 2021 with the proceeds from the sustainability bond.		-	-	373,333

Secured credit line with Banamex for up to Ps.195,000, bearing interest at the TIIE rate plus 295 basis points, payable on a quarterly basis from October 30, 2020 to December 30, 2025. This secured credit line was prepaid on August 31, 2021 with the proceeds from the sustainability bond.		-	-	188,500

Credit line with BBVA for up to Ps.75,000 bearing interest at 7.5%, payable monthly from September 20, 2020 to August 31, 2023. This credit line was prepaid on August 31, 2021 with the proceeds from the sustainability bond.		-	-	64,721

Interest payable	Ps.	30,419	28,109	3,323

Total debt		6,148,675	1,510,385	629,877

Less: Current portion		230,419	28,124	105,910

Long term debt and borrowings	Ps.	5,918,256	1,482,261	523,967

Long term debt- Syndicated Credit Line

●	On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel, and Scotiabank, as syndicated lenders, for a credit line of up to Ps.4,498,695. The funds under the credit line were entirely allocated to the JAFRA Acquisition in Mexico and the United States. The credit line has a maturity of 5 years from the date of signing the contract in March 2022, which pays monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. The first 24 months the credit line has no principal payments, and from month 25 capital payments begin in an increasing manner, with a global payment of 30% in month 60. JAFRA subsidiaries are jointly responsible for this credit.

Long term debt- Offering of bonds in Securities Commission and to the Mexican Stock Exchange (“BMV”, for its acronym in Spanish)

●	On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market and issued at favorable conditions for the Company. The first offer of sustainability bonds for Ps.500,000 started paying interest at 5.15% rate plus 0.40% and for the subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40%, and the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35% during the sustainability bond term. Capital payments are at the end of every bond maturity.

●	On August 31, 2021, Ps.588,300 of proceeds received from the bond offering, were used for the prepayment of the following long-term debt: Ps.521,449 were paid to the secured credit line with Banamex, plus an additional Ps.18,172 to cancel the swap linked to that loan, and Ps.48,679 to the credit line with BBVA. The rest of the proceeds were used for general corporate purposes, including additional investments in Campus Betterware and other initiatives with positive environmental and social impacts.

Banamex- Unsecured credit line

●	Betterware has an unsecured credit line with Banamex up to Ps.400,000, amounted to TIIE plus 110 basis points. As of December 31, 2019, the interest rate was TIIE plus 275 basis points. As of December 31, 2022, Betterware has used Ps.250,000 under such credit line, of which Ps.50,000 has been reimbursed to Banamex.

Banamex- Secured credit line

●	On December 2018, the Group obtained a secured credit line with Banamex for an amount of Ps.400,000 to build the new Campus Betterware. On January 30, 2020, the Group renegotiated the interest rate of the secured credit line with Banamex, which changed from the TIIE rate plus 317 basis points to the TIIE rate plus 260 basis points. In addition, withdrawals from this credit line were extended to August 2020, and were payable on a quarterly basis from September 2020 up to December 18, 2025. This loan was liquidated on August 31, 2021.

●	On July 30, 2020, a total amount of Ps.195,000 was withdrawn from a credit agreement signed on June 3, 2020 with Banamex. This loan beared interest at the TIIE rate plus 295 basis points maturing on December 30, 2025. This loan was liquidated on August 31, 2021.

●	During the first seven months of 2021, Betterware made payments to secured credit line with Banamex, for Ps.46,167, and as of August 31, 2021, this secured credit line was liquidated totality for Ps.521,449, including interest.

BBVA-Simple credit line

●	On September 20, 2020, the Group entered into a credit line with BBVA for up to Ps.75,000 bearing interest at 7.5%, payable monthly. The credit line had racks in the Group’s distribution center pledged as collateral for an amount of Ps.80,901. This credit line was liquidated on August 31, 2021.

●	During the first seven months of 2021, Betterware made payments to credit line with BBVA, for Ps.16,325 and as of August 31, 2021, this credit line was liquidated totality for Ps.48,679, including interest.

BBVA-Credit line

●	On April 5, 2022, the Group entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps.800,000. The line of credit bearing interest at the 28-day TIIE rate plus 206 basis points, payable monthly, with a term of 36 months from the date of signing the original contract. During 2022, Betterware made Ps.450,010 available and at the end of the year they were fully reimbursed.

HSBC-Credit line

●	On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps.50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to Ps.150,000. The maturity date of this credit line is March 10, 2022, and it bears interest at the TIIE rate plus 200 basis points. During 2022, 2021 and 2020, the Group utilized Ps.620,000, Ps.20,000 and Ps.115,000, respectively, of which as of December 31, 2022, 2021, and January 3, 2021, the entire amounts have been repaid.

CreditSuisse-Credit line

●	On March 27, 2020, the Group made a prepayment to the credit line with MCRF P, S.A. de C.V. SOFOM, E.N.R of Ps.258,750. In addition, on April 27, 2020, the Group paid the outstanding amount of the credit line.

As of December 31, 2022, 2021 and January 3, 2021, the fair value of the debt in 2022, 2021 and 2020 amounted to Ps.6,489,926, Ps.1,499,867 and Ps.634,992, respectively. The fair value of the long term bond in 2022 and 2021, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings in 2022 and 2020 periods, was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

Interest expenses related to the borrowings presented above are included in the interest expense item in the consolidated statement of earnings and other comprehensive income.

Reconciliation of movements of liabilities to cash flows arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Long-term debt and borrowings		Interest payable	Derivative financial instruments, net
Balances as of January 1, 2020	Ps.	666,806	10,907	32,309
Changes that represent cash flows - Loans obtained		1,712,207	-	-
Restricted cash (1)		(42,915)	-	-
Payments		(1,757,112)	(121,297)	-
Changes that do not represent cash flows:
Interest expense		-	80,253	-
Borrowing costs capitalized on property, plant and equipment		-	33,460	-
Valuation effects of derivative financial instruments		-	-	287,985
Amortization of commissions and debt issuance cost		4,653	-	-
Balances as of January 3, 2021	Ps.	583,639	3,323	320,294
Changes that represent cash flows -
Loans obtained		1,520,000	-	-
Restricted cash		42,915	-	-
Payments		(646,716)	(49,123)	(18,172)
Bond issuance costs		(18,931)
Changes that do not represent cash flows:
Interest expense		-	73,909	-
Control obtained over subsidiaries		177	-	-
Amortization of bond issuance cost		1,192	-	-
Valuation effects of derivative financial instruments		-	-	(330,315)
Balances as of December 31, 2021		1,482,276	28,109	(28,193)
Changes that represent cash flows -
Loans obtained		5,818,705	-	-
Payments		(1,120,025)	(502,847)	-
Bond issuance costs		(88,722)	-	-
Changes that do not represent cash flows:
Interest expense		-	505,157	-
Control obtained over subsidiaries
Amortization of bond issuance cost		3,285	-	-
Amortization of Long-term debt- Syndicated Credit Line		22,737	-	-
Valuation effects of derivative financial instruments		-	-	43,522
Balances as of December 31, 2022		6,118,256	30,419	15,329

(1)	Balances in column “Long-term debt” in the table above, are netted with restricted cash balances on 2020 period.

The Group’s long-term debt and interest maturities as of December 31, 2022, including non-accrued interest, are as follows:

Year	Amount
2023	Ps.	853,401
2024		899,275
2025		2,087,221
2026		1,698,045
2027-2028		2,778,621
	Ps.	8,316,563

The long-term debt of the syndicated credit line contains the following financial obligations:

a)	A leverage ratio equal to or less than 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

c)	A minimum stockholders’ equity equivalent to 90% of stockholders’ equity at the close of the last immediately preceding fiscal year.

The long-term debt of the bond issue has the following financial covenants:

a)	Pay interest: The first offer of sustainability bonds for Ps.500,000 started paying interest at 5.15% plus 0.40% and for the subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40% and the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35% during the sustainability bond term.

b)	Use the resources derived from the placement of the Stock Certificates for initiatives with positive environmental and social impacts.

c)	Compliance with the general provisions applicable to securities issuers and other participants; Among them, the delivery of quarterly financial information and an annual report to the Banking Commission (CNBV, for its acronym in Spanish) and BMV.

d)	Compliance with the general provisions applicable to entities and issuers supervised by the CNBV that hire external audit services.

The Group was in compliance with all covenants as of December 31, 2022, December 31, 2021 and January 3, 2021, with the exception of subsection “c” of the syndicated loan’s financial obligations, however, we obtained a waiver from the agent bank before December 31, 2022.

17.	Income taxes

The subsidiaries of the Group in México and abroad are individually subject to the payment of income taxes. These taxes are not determined based on the consolidates figures of the Group, but are calculated individually at the level of each company declaration and each of these presents its taxes separately.

According to the specific requirements of each country, the statutory rates for 2022, 2021 and 2020 periods, were 30% for México, 25% for Guatemala and 21% for United States, and will continue as such in future periods.

Income tax recognized in profit or loss for the periods of 2022, 2021 and 2020 was comprised of the following:

	2022		2021	2020
Current tax	Ps.	533,522	791,856	576,834
Deferred tax (benefit) expense		(16,602)	22,700	(51,173)
	Ps.	516,920	814,556	525,661

Income tax expense recognized at the effective ISR rate differs from income tax expense at the statutory tax rate. Reconciliation of income tax expense recognized from statutory to effective ISR rate is as follows:

	2022		2021	2020
Profit before income tax	Ps.	1,386,884	2,542,495	824,105
Tax rate		30%	30%	30%
Income tax expense calculated at 30% statutory tax rate		416,065	768,749	247,232

Inflation effects, net		3,536	25,039	8,333
Non-deductible expenses (1)		148,569	5,790	5,493
Loss on valuation of warrants		-	-	255,456
Share-based payments		1,780	1,744	8,275
Other items, net		(53,030)	13,234	872
		516,920	814,556	525,661
	Ps.	37%	32%	64%

(1)	Includes (i) certain payroll expenses which are partially deductible as grocery vouchers, help for transportation, life and major medical expenses insurance, among others; and (ii) certain cost of sales expenses as samples and obsolescence items.

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

Composition of the deferred tax asset (liabilities) as well as the reconciliation of changes in deferred taxes balances as of December 31, 2022, December 31, 2021 and January 3, 2021 is presented below:

Temporary differences	As of January 1, 2020		Recognized in profit or loss	Recognized in other comprehensive income	As of January 3, 2021
Deferred tax assets:
Expected credit loss	Ps.	5,217	3,102	-	8,319
Accruals and provisions		25,937	43,232	360	69,529
Derivative financial instruments		-	35,886	-	35,886
Property, plant and equipment		4,579	(4,579)	-	-

Deferred tax liabilities:
Intangible assets		(85,820)	1,920	-	(83,900)
Inventories		(9,353)	(24,881)	-	(34,234)
Derivative financial instruments		(89)	89	-	-
Property, plant and equipment		-	(10,888)	-	(10,888)
Other assets and prepaid expenses		(13,891)	6,932	-	(6,959)
Net deferred tax liability	Ps.	(73,420)	50,813	360	(22,247)

Temporary differences	As of January 3, 2021		Accounting effects from changing reporting period	Recognized in profit or loss	Recognized in other comprehensive income	As of December 31, 2021
Deferred tax assets:
Expected credit loss	Ps.	8,319	11,309	12,799	-	32,427
Accruals and provisions		69,529	-	(31,422)	-	38,107
Derivative financial instruments		35,886	-	(35,886)	-	-
Property, plant and equipment		-	-	5,538	-	5,538

Deferred tax liabilities:
Intangible assets		(83,900)	-	1,920	-	(81,980)
Inventories		(34,234)	(5,337)	30,483	-	(9,088)
Derivative financial instruments		-	-	(7,380)	-	(7,380)
Property, plant and equipment		(10,888)	-	10,888	-	-
Other assets and prepaid expenses		(6,959)	-	(9,640)	-	(16,599)
Net deferred tax liability	Ps.	(22,247)	5,972	(22,700)	-	(38,975)

Temporary differences	As of December31, 2021		Liability assumed for subsidiaries’ acquisition	Recognized in profit or loss	Recognized in other comprehensive income	As of December31, 2022
Deferred tax assets:
Expected credit loss	Ps.	32,427	-	(3,085)	-	29,342
Accruals and provisions		38,107	256,433	99,556	-	394,096
Prepaid expenses		-	4,752	351	-	5,103
Property, plant and equipment		5,538	-	(5,538)	-	-

Deferred tax liabilities:
Intangible assets		(81,980)	(418,327)	1,920	-	(498,387)
Inventories		(9,088)	-	(18,656)	-	(27,744)
Derivative financial instruments		(7,380)	4,936	(1,471)	-	(3,915)
Property, plant and equipment		-	(350,521)	(38,200)	-	(388,721)
Other assets and prepaid expenses		(16,599)	10,700	(18,275)	-	(24,174)
Net deferred tax liability	Ps.	(38,975)	(492,027)	16,602	-	(514,400)

Unrecognized deferred tax assets:

As of December 31, 2022, derived from the acquisition of JAFRA, the Group did not recognize deferred tax assets in the consolidated statement of financial position with respect to the following items of the subsidiaries:

Originated loss’ year	Life year	Jafra Cosmetics International, S.A. de C.V.		Jafrafin, S.A. de C.V.
2019	2029	Ps.	27,861	-
2020	2030		3,376	-
2021	2031		-	2,659
		Ps.	31,237	2,659

The Group does not recognize taxes for deferred assets with respect to tax loss carryforwards to be amortized, on which it is not probable that future taxable profits will be generated against which the Group can use tax loss carryforwards.

As of December 31, 2021 and January 3, 2021, the Group had no tax loss carryforwards.

18.	Provisions

	Commissions, promotions and other		Bonuses and other employee benefits	Professional services fees	Other general provisions	Total
As of January 1, 2020	Ps.	32,779	13,356	554	-	46,689

Increases		1,272,651	54,223	16,947	-	1,343,821
Payments		(1,198,284)	(21,039)	(17,209)	-	(1,236,532)

As of January 3, 2021	Ps.	107,146	46,540	292	-	153,978

Increases		2,054,420	140,436	17,541	-	2,212,397
Payments		(2,048,135)	(182,439)	(17,333)	-	(2,247,907)

As of December 31, 2021	Ps.	113,431	4,537	500	-	118,468

Additions for subsidiaries’ acquisition		360,280	-	62,990	276,314	699,584
Increases		4,030,497	74,764	48,292	412,645	4,566,198
Payments		(4,012,720)	(52,898)	(54,490)	(469,674)	(4,589,782)
Foreign currency translation		(135)	-	-	(921)	(1,056)
As of December 31, 2022	Ps.	491,353	26,403	57,292	218,364	793,412

Commissions, promotions and other

Commissions, promotions, and other includes commissions payable to the sales force of distributors, associates, leaders and consultants on the last week of the period, which are paid in the first week of the year or of the following period. In addition, it includes the provision of reward points and loyalty program obtained by distributors, associates, leaders and consultants. See notes 2.v and 2.x

Bonuses and other employee benefits

Bonuses and other employee benefits include annual performance bonuses as well as vacation provisions, vacation bonuses, savings funds, among others.

Fees for professional services

Fees for professional services includes fees for services such as external audits, legal services, internal audits, among others.

Other general provisions

General provisions are related to year-end expenses, plant services and center services which are pending to be paid.

19.	Derivative financial instruments

19.1 Interest rate and exchange rate derivatives

The Group in order to reduce the risks related to fluctuations in the exchange rate of the US dollar uses derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars.

For 2021 and 2020 periods, in relation with the secured credit line for up to Ps.400,000 contracted with Banamex, and in order to mitigate the risk of future increases in interest rates, the Group entered into a derivatives contract with Banamex, which consists of an interest rate swap. By using this interest rate swap, the Group converts its variable interest rates into fixed rates.

On August 31, 2021, the SWAP with Banamex, was cancelled as the secured credit line was prepaid. A cancellation fee of Ps.18,172 was paid, as mentioned in note 16.

The details of the derivative financial instrument contracts entered into by the Group as of December 31, 2022, December 31, 2021 and January 3, 2021, are as follows:

As of December 31, 2022

Instrument	Notional amount in thousands		Fair Value		Average Strike Ps./US$	Maturity date
Forwards US Dollar / Mexican Peso	US$	41,750	Ps.	15,329	20.31	Weekly, through August 2023
Total Liabilities			Ps.	15,329

As of December 31, 2021

Instrument	Notional amount in thousands		Fair Value		Average Strike Ps./US$	Maturity date
Forwards US Dollar / Mexican Peso	US$	134,050	Ps.	28,193	20.66	Weekly, through October 2022
Total Assets			Ps.	28,193

As of January 3, 2021

Instrument	Notional amount in thousands		Fair Value		Contract date	Maturity date	Rate received	Rate paid
Liabilities:
Interest rate swap	Ps.	353,333	Ps.	32,842	11/15/2018	12/15/2023	TIIE 28 days (1)	8.33%

					Average Strike Ps./US$	Maturity date
Forwards US Dollar / Mexican Peso	US$	140,325	Ps.	287,452	22.36	Weekly, through October 2021

Total Liabilities			Ps.	320,294

Non-current liability			Ps.	25,179

Total current liability			Ps.	295,115

(1)	As of January 3, 2021, the 28-day TIIE rate was 4.49%

The impacts in profit or (loss) of the derivative financial instruments for the periods of 2022, 2021 and 2020 amounted to (loss) / gain of Ps.(43,522), Ps.330,315 and Ps.(287,985), respectively, which is included in the consolidated statements of comprehensive income in the line item of “unrealized (loss) gain in valuation of derivative financial instruments.”

19.2 Warrants

As part of the merger with DD3 as disclosed in note 1.h, during 2020, Betterware assumed an obligation that allowed existing warrant holders to purchase (i) a total of 5,804,125 Betterware shares subject to exercise as of April 12, 2020 at a price of is US$ 11.50 per share that would expire on or before March 25, 2025 at the time of redemption or settlement, and (ii) the option to purchase 250,000 units that automatically became an option to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares. Betterware registered the warrants to be traded on OTC Markets, which had an observable fair value.

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

In addition, on October 8, 2020 and as part of the terms of the warrant agreement, Betterware issued a notice requiring all of its outstanding public warrants to be redeemed by its holders given that the condition to exercise the redemption was complied. Such condition required that the share price reached US$ 18.00 during a period of at least 20 days. The redemption of warrants was exercised on a cashless basis by exchanging 3,087,022 warrants for 1,142,325 of Betterware’s shares. 8,493 public warrants were not exercised by their holders during the redemption period that expired on November 9, 2020, and they were paid by Betterware for a price of US$ 0.01 per warrant.

Finally on December 23, 2020, 239,125 private warrants were exercised on a cashless basis by their holders and exchanged for 156,505 of Betterware’s shares.

As of January 3, 2021, the warrant holders had redeemed all of the outstanding warrants and purchase option of units and Betterware recognized a loss for the increase in the fair value of the warrants of Ps.851,520, which is recognized under the heading “Loss in valuation of warrants” in the consolidated statement of profit or loss.

20.	Retirement benefits – Defined benefit obligations

The Group recognizes the liability and corresponding impacts to profit and loss as well as comprehensive income regarding to the seniority premiums to be paid to its employees. This benefit is determined considering the years of service and the compensation from the employees.

The components of the defined benefit liability for the periods of 2022, 2021 and 2020, are as follows:

a)	Movement in defined liability

The following table shows a reconciliation from the opening balances to the closing balances for the defined benefit liability and its components:

	2022		2021	2020
Balance at January 1	Ps.	2,093	1,678	1,630

Additions for subsidiaries’ acquisition		149,243	-	-

Included in profit or loss:
Current service cost		13,322	614	425
Interest cost		9,461	101	114
Net cost of the period		22,783	715	539

Included in other comprehensive income:
Actuarial (gain) loss		(15,585)	(83)	1,199
Income tax effect		-	-	(360)

Other:
Benefits paid		(4,627)	(217)	(1,330)
Balance as of December 31	Ps.	153,907	2,093	1,678

b)	Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2022		2021	2020
	Betterware	JAFRA	Betterware	Betterware
Financial:
Future salary growth	6.5%	5.5%	5.0%	4.0%
Discount rate	9.2%	9.5%	7.6%	6.1%

Demographic:
Number of employees	901	1,276	1,272	1,294
Age average	34 años	38 años	32 years	31 years
Longevity average	3 años	7 años	2 years	2 years

c)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation considering a change of ±0.50% in the discount rate.

	Effects as of December 31, 2022			Effects as of December 31, 2021	Effects as of January 3, 2021
	Betterware		JAFRA	Betterware	Betterware
Increase / decrease in the discount rate
+ 0.50%	Ps.	361	146	156	126
- 0.50%		(174)	(151)	(174)	(141)

21.	Financial instruments

Below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Group as of December 31, 2022, December 31, 2021 and January 3, 2021, as well as the indication of fair value hierarchy level, when applicable:

Accounting classification and fair values

As of December 31, 2022	Amortized cost		Fair value through profit or loss	Fair value hierarchy level
Financial assets -
Trade account receivables, net	Ps.	971,063	-
Trade account receivables from related parties		61	-
Total		971,124	-
Financial liabilities -
Accounts payable to suppliers		1,371,778	-
Lease liability		291,908	-
Long term debt and borrowings		6,148,675	-
Derivative financial instruments		-	15,329	2
Total	Ps.	7,812,361	15,329

As of December 31, 2021	Amortized cost		Fair value through profit or loss	Fair value hierarchy level
Financial assets -
Trade account receivables, net	Ps.	745,593	-
Trade account receivables from related parties		24	-
Derivative financial instruments		-	28,193	2
Total		745,617	28,193
Financial liabilities -
Accounts payable to suppliers		1,984,932	-
Lease liability		17,880	-
Long term debt		1,510,385	-
Total	Ps.	3,513,197	-

As of January 3, 2021	Amortized cost		Fair value through profit or loss	Fair value hierarchy level
Financial assets -
Trade account receivables, net	Ps.	735,026	-
Total		735,026	-
Financial liabilities -
Long term debt and borrowings		629,877	-
Accounts payable to suppliers		2,078,628	-
Lease liability		24,378	-
Derivative financial instruments		-	320,294	2
Total	Ps.	2,732,883	320,294

Measurements of fair values

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As previously disclosed, some of the Group’s financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/financial liabilities	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship and sensitivity of unobservable inputs to fair value
Foreign currency forward contracts and interest rate swaps (see note 19)	Discounted cash flows.
	Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	N/A	N/A

There were no transfers between levels during the current or prior year.

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

Market risk

The Group’s activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Group uses derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	In addition, the Group occasionally used interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives.

See note 19 for disclosure of the derivative financial instruments entered into for the periods of 2022, 2021 and 2020.

Exchange risk management

The Group undertakes transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s U.S. dollars, U.E. euro and India rupee and denominated financial assets and financial liabilities at the reporting date are as follows:

	2022			2021	2020
	US$	€$	Rp$	US$	US$
Assets	13,006	105	60,340	10,686	29,559
Liabilities	(23,142)	(78)	-	(35,148)	(49,570)
Net position	(10,136)	27	60,340	(24,462)	(20,011)
Closing exchange rate of the year	19.3615	20.7693	0.0013	20.5157	19.9352

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

2022
Impact on net income	Ps.	19,490

Foreign exchange forward contracts

It is the policy of the Group to enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 12 months.

See note 19 with details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract assets and liabilities are presented in the line ‘Derivative financial instruments’ within the consolidated statement of financial position.

The Group has entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. The Group has entered into foreign exchange forward contracts to hedge the exchange rate risk arising from these anticipated future purchases.

Interest rate risk management

During 2020, the Group was exposed to interest rate risk from the borrowings at a variable interest rates. The risk is managed by the Group by maintaining an appropriate balance between fixed and variable rate borrowings, and by the use of interest rate swap contracts. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies are applied.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

As of December 31, 2022 and 2021, the Group does not have any SWAP contracted.

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

If interest rates had been one per cent higher/lower and all other variables would have held constant, the Group’s net income as of January 3, 2021, would decrease/increase by Ps 6,266. This is attributable to the Group’s exposure to interest rates on its borrowings which were prepaid as of December 31, 2021 as described in note 16.

Interest rate swap contracts

During the first months of 2021 and prior periods, under interest rate swap contracts, the Group agreed to exchange the difference between fixed and variable rate interest amounts calculated on agreed notional principal amounts. Such contracts enabled the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps in 2020 was determined by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract and was disclosed in note 19. The average interest rate was based on the outstanding balances at the end of the financial period.

Credit risk management

The Group’s exposure to credit risk concentration is not significant as no customer represents more than 10% of sales and receivables. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy the credit references set out by the Group, can only carry out transactions with the Group through prepayment.

See note 6 for further details on trade account receivables and the expected credit loss estimate.

Collateral held as security and other credit enhancements

The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to the Group. As of December 31, 2022, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group, arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

For trade receivables, the Group has applied the simplified approach to measure the loss allowance at lifetime instruments. The Group determines the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, determined by the last 3 years plus the current period adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix. The note 6, includes further details on the loss allowance for these assets.

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

Liquidity maturity analysis

The Group manages its liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities is presented in note 14 and long-term debt maturities effectives in 2022, 2021 and 2020 are presented in note 16.

The Group has access to financing facilities as described below. The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines and long term debt	2022		2021	2020
Amount used	Ps.	6,198,695	1,500,000	626,554
Amount not used		1,380,000	250,000	297,828
Total credit lines and long term debt	Ps.	7,578,695	1,750,000	924,382

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

The capital structure of the Group consists of net debt (debt and borrowings disclosed in note 16 after deducting cash and bank balances) and stockholders’ equity of the Group.

22.	Stockholders’ equity

Stockholders’ equity as of December 31, 2022, December 31, 2021 and January 3, 2021 by number of shares, is as follows:

	Betterware de México, S.A.P.I. de C.V.
	As of December 31, 2022	As of December 31, 2021	As of January 3, 2021
Fixed capital	10,000	10,000	10,000
Variable capital	37,306,546	37,306,546	36,574,968
	37,316,546	37,316,546	36,584,968

The capital stock is represented by fully subscribed and paid common shares with no par value, with the exception of fixed capital, for which the par value per share is Ps.10. The variable capital stock is unlimited. As of December 31, 2022, December 31, 2021 and January 3, 2021 the Group had 356,029, 283,403 and 1,015,072 treasury shares.

2022

In 2022, during the months of February to March, the Group repurchased 72,626 shares equivalent to Ps.25,321 according to the program approved on September 10, 2021 by the Board of Directors, where up to US$50,000 may be repurchased, until December 31, 2022.

2021

During the Ordinary Shareholders’ Meeting held on February 18, 2021, a reclassification of Ps.876,518 from share premium account to retained earnings was approved.

On June 21, 2021, the Group issued 731,669 treasury shares in favor to Campalier, related to the long term incentive plan based on shares with the Executive Chairman of the Board, agreed between Shareholders on August 15, 2019 and modified on June 30, 2020.

2020

On March 10, 2020, DD3 was merged into Betterware. Due to the merger, which resulted in Betterware increased its variable capital by issuing shares to the previous shareholders of DD3 by Ps.181,865, less issuance costs of Ps.16,736. On the same date, a liability of Ps.55,810 for the fair value of the assumed warrants obligation was recognized.

On October 2, 2020, the Ordinary Shareholders’ Meeting approved an increase in Betterware’s variable capital by an amount of Ps.89,235, due to the cash exercise of 352,256 warrants, equivalent to 352,256 shares.

On November 9, 2020, the Ordinary Shareholders’ Meeting approved an increase in Betterware’s variable capital by an amount of Ps.27,183, due to the cash exercise of 109,874 warrants, equivalent to 109,874 shares.

On November 9, 2020, the Ordinary Shareholders’ Meeting approved an increase in Betterware’s share premium by an amount of Ps.860,571, due to the cashless exercise of 3,520,489 warrants as of such date and as part of the redemption (see note 1.m), equivalent to 1,301,293 shares.

On December 14, 2020, the Ordinary Shareholders’ Meeting approved the merger of Promotora Forteza (a commonly controlled entity) into Betterware. As part of the merger stockholders’ equity increased Ps.4,724.

As of January 3, 2021, and as a result of the exercise of the purchase option of units by its holders (see note 19.2) and the share-based payments granted to certain directors and executives (see note 23), the total capital increase in share premium amounted Ps.909,428.

Dividends

2022

On February 11, 2022, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on March 3, 2022. Part of this amount (Ps.183,812) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.38.

On April 29, 2022, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on June 22, 2022. Part of this amount (Ps.183,812) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.38.

On August 19, 2022, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.200,000, of which the amount of Ps.199,610 was paid in cash on September 8, 2022. Part of this amount (Ps.105,035) was paid to Campalier based on its shareholding. The dividend per share was Ps.5.36.

On October 28, 2022, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.50,000, which were paid in cash on December 28, 2022 Part of this amount (Ps.26,259) was paid to Campalier based on its shareholding. The dividend per share was Ps.1.34.

2021

On February 18, 2021, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on March 4, 2021. Part of this amount (Ps.180,489) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.57.

On May 12, 2021, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on May 20, 2021. Part of this amount (Ps.180,489) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.57.

On August 13, 2021, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on August 19, 2021. Part of this amount (Ps.183,812) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.38.

On October 29, 2021, the General Shareholders’ Meeting approved a payment of dividends in the amount of Ps.350,000, which were paid in cash on November 4, 2021. Part of this amount (Ps.183,812) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.38.

2020

On January 10, 2020, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.70,000, which were paid in cash on January 10, 2020. Part of this amount (Ps.42,739) was paid to Campalier based on its shareholding. The dividend per share was Ps.2.32.

On May 8, 2020, the General Shareholders’ Meeting approved a payment of dividends on account of the profits to be generated in the fiscal year 2020 in the amount of Ps.100,000, which were paid in cash on May 28, 2020. Part of this amount (Ps.53,522) was paid to Campalier based on its shareholding. The dividend per share was Ps.2.90.

On August 17, 2020, the Ordinary General Shareholders’ Meeting approved a payment of dividends on account of the profits to be generated in fiscal year 2020 in the amount of Ps.330,000, which were paid in cash on August 20, 2020. Part of this amount (Ps.176,621) was paid to Campalier based on their shareholding. The dividend per share was Ps.9.27.

On November 9, 2020, the Ordinary General Shareholders’ Meeting approved a payment of dividends on account of the profits to be generated in the fiscal year 2020 in the amount of Ps.330,000, which were paid in cash on November 19, 2020. Part of this amount (Ps.168,136) was paid to Campalier based on their shareholding. The dividend per share was Ps.9.11.

Legal reserve

Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the Group is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2022, December 31, 2021 and January 3, 2021, the legal reserve, in pesos, was Ps.10,679 and it is included in retained earnings.

23.	Share-based payments

As disclosed in notes 1.j and 2.y, the Group grants a compensation plan based on Betterware’s shares to Executive Chairman of the Board, certain officers and directors. The plans were granted at the Board of Directors’ Meeting on August 15, 2019, and modified July 30, 2020, in which it was established that to obtain the rights to the corresponding shares of Beñtterware, there should be a performance metric based on EBITDA (Earnings before interest, taxes, depreciation and amortization) and their continuance at the Group, which will be delivered based on the particular compensation plans of each individual.

The effects associated with the award of share-based payments were recognized in the consolidated statement of income and other comprehensive income, with the corresponding effect in stockholders’ equity. In May 2021, the conditions of the share-based compensation plan for the Executive Chairman of the Board were met, so in June 2021, the Betterware’s shares equivalent to 2% were delivered to Campalier. The plan as of December 31, 2022 and 2021 only includes certain Directors and key executives.

24.	Earnings per share

The amount of basic earnings per share is calculated by dividing the net income for the period attributable to shareholders of the Group’s ordinary shares by the weighted average of the ordinary shares outstanding during the period.

The amount of diluted earnings per share is calculated by dividing the net income attributable to shareholders of the Group’s common shares (after adjusting it due to changes in the fair value of warrants recognized at FVTPL in accordance with IFRS 9, if applicable) by the weighted average of the common shares outstanding during the period plus the weighted average number of ordinary shares that would have been issued at the time of converting all diluted potential ordinary shares into ordinary shares.

The following events affected the outstanding common shares for the 2022, 2021 and 2020 periods:

2022

●	In 2022, during the months of February to March, the Group repurchased 72,626 shares at US$17.03 each share or the equivalent of a total of Ps.25,321, according to the program approved on September 10, 2021 by the Board of Directors, where it was stipulated to repurchase them for up to US$50,000, until December 31, 2022.

2021

●	For the year 2021, the share-based payment incentive plans with the Executive Chairman of the Board, certain officers and directors, issued by the Group (see note 22) qualified as a potentially dilutive event, resulting in 20,680 potentially dilutive shares, corresponding to the share-based incentive plan for directors and key executives. The Group issued 731,669 treasury shares during the year related to the share-based incentive plan of the Executive Chairman of the Board; such shares were considered from January 1, 2021, within the calculation of diluted earnings per share for the year ended December 31, 2021.

2020

●	The warrants that DD3 had issued and that were automatically converted into warrants to purchase a total of 5,804,125 shares, exercised by its holders through a cash and cashless basis. The cash exercises resulted in the issuance of 462,130 shares and the cashless exercises in the issuance of 1,457,798 shares.

●	The unit purchase option subject to the warrant contract to issue 250,000 Betterware shares and warrants to buy 250,000 additional Betterware shares (see note 1.e). The purchase option resulted in the issuance of 214,020 Betterware shares, which were exercised on a cashless basis.

●	The effect of warrants and unit purchase options throughout the 2020 and while not exercised in the period qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares are disregarded in the calculation of diluted earnings per share.

●	On 2020, the merger transaction was, which closed on March 13, 2020, between Betterware and DD3 and the subscription and payment of Betterware shares on Nasdaq, were considered on the operation, moreover all Betterware shares issued and outstanding immediately prior to the closing date were canceled and new shares were issued.

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

As of December 31, 2022, December 31, 2021 and January 3, 2021, Betterware had 37,316,546, 37,316,546, and 36,584,968 outstanding shares, respectively.

The following table shows the income and share data used in the calculation of basic and diluted earnings per share for the periods of 2022, 2021 and 2020:

	2022		2021	2020
Net income (in thousands of pesos)
Attributable to Owners of the Group	Ps.	872,557	1,751,645	298,444
Shares (in thousands of shares)
Weighted average of outstanding shares
Basic		37,256	36,974	34,083
Diluted		37,277	37,337	34,383

Basic and diluted earnings per share:

Basic earnings per share (pesos per share)	Ps.	23.42	47.38	8.76
Diluted earnings per share (pesos per share)		23.41	46.91	8.68

25.	Related party balances and transactions

The following balances were outstanding as of December 31, 2022, December 31, 2021 and January 3:

Trade account receivables from related parties	2022		2021	2020
Fundación Betterware., A.C.	Ps.	61	24	-

Trade account payables to related parties	2022		2021	2020
Campalier, S.A. de C.V.	Ps.	96,859	-	-

On June 23, 2022, our subsidiary Programa Lazos, S.A. de C.V., signed an agreement for a loan up to Ps.150 million with Campalier, S.A de C.V. (“Campalier”). As of December 31, 2022, Lazos received a disbursement of Ps.120 million, bearing monthly variable interest rate of TIIE plus 349 basis points, without specific maturity.

Trading transactions –

Revenues / expensess to Betterware with:	2022			2021
	Lease income		Donation expenses	Lease income	Donation expenses
Fundación Betterware., A.C.	Ps.	63	3,350	42	920

	2022
Expenses/ to Lazos with:	Interest expenses
Campalier, S.A. de C.V.	Ps.	7,479

Remuneration of key management personnel –

Key management personnel compensation comprised short-term employee benefits of Ps.47,265, Ps.42,170 and Ps.37,713 as of December 31, 2022, December 31, 2021 and January 3, 2021, respectively. Compensation of the Group’s key management personnel includes salaries and non-cash benefits. No long-term employee benefits were paid to key management personnel during 2022, 2021 and 2020.

26.	Revenue and operating expenses

Revenue –

Revenue recognized in the 2022 was generated in Mexico and the United States, while the revenue recognized 2021 and 2020   was generated in Mexico.

A disaggregation revenue per product segments is as follows:

	2022		2021	2020
Revenue by home organization products:
Kitchen and food preservation	Ps.	2,163,684	3,283,421	2,524,475
Home solutions		1,272,272	2,319,156	1,452,096
Bedroom		854,323	1,608,424	824,370
Bathroom		749,161	1,217,927	840,080
Laundry & Cleaning		691,272	826,188	825,874
Tech & mobility		553,977	769,767	770,733
Others		58,655	42,800	-
Total revenue by home organization products		6,343,344	10,067,683	7,237,628

Revenue by beauty and personal care products:
Fragrance		3,472,919	-	-
Color		642,876	-	-
Skin care		611,905	-	-
Toiletries		321,806	-	-
Others		114,699	-	-
Total revenue of beauty and personal care products		5,164,205	-	-
Total revenue of the Group	Ps.	11,507,549	10,067,683	7,237,628

As of December 31, 2022, December 31, 2021 and January 3, 2021, the Group did not identify significant costs to obtain/fulfill a contract that are required to be capitalized as an asset. Consequently, the Group did not perform any analysis in order to identify possible impairment losses. See note 6 about the expected credit loss model applicable to all financial assets measured at amortized cost.

Operating expenses –

Operating expenses by nature, for the periods of 2022, 2021 and 2020 are as follows:

	2022		2021	2020
Promotions for the sales force	Ps.	1,743,961	503,291	172,177
Cost of personnel services and other employee benefits		1,502,030	621,519	564,213
Distribution costs		473,516	463,762	331,023
Sales catalog		445,753	417,522	289,170
Depreciation and amortization		287,702	82,122	43,688
Impairment loss on trade accounts receivables		269,595	198,495	57,627
Commissions and professional fees		217,384	69,954	61,403
Events, marketing and advertising		199,771	109,822	19,237
Packing materials		161,095	201,006	112,512
Rent expense		96,729	52,660	22,451
Travel expenses		33,223	11,258	13,522
Bank fees		25,853	34,335	23,965
Market research		12,031	9,550	8,495
Other		409,545	192,514	174,462
	Ps.	5,878,188	2,967,810	1,893,945

27.	Segment information

The information by operating segments is presented consistent with the information included in the internal reports provided to the highest authority in making operating decisions (Chief Operating Decision Maker or “CODM”).

The Board of Directors is who evaluates the financial performance, the situation of the Group and makes strategic decisions. It has been identified as the highest authority in operating decision-making, and it is integrated by seven independent members, two members and the Executive Board Chairman.

As discussed in note 1, the Group has identified the reportable business segments as follow:

●

Home organization segment (Betterware segment or BWM’ segment): Some of the categories through which Betterware offers its product line include kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility and bedroom (see note 26). BWM’s products are sold through catalogues and are distributed to the end customer by its network of distributors and associates in Mexico. As of December 31, 2022, the net income corresponding to this reportable segment represented 55.1%.

●

Beauty and Personal Care (B&PC) segment (JAFRA segment), formed by four main categories: fragrance, color (cosmetics), skin care and toiletries. JAFRA’s products are sold through 12 promotional catalogues published on a monthly basis and are distributed to the end customer by its network of leaders and consultants in its operative segments located in Mexico (JAFRA Mexico) and the United States (JAFRA US). As of December 31, 2022, the net income corresponding to this reportable segment represented 44.9%.

The segment information of the Group is detailed in the following table:

	As of December 31, 2022					As of December 31, 2021	As of January 3, 2021
The Group’s companies	BWM´s segment		JAFRA´s segment	Eliminations(1)	Total	BWM´s segment	BWM´s segment
EBITDA		1,514,227	801,881	-	2,316,108	2,683,987	2,107,023
Depreciation and amortization		109,055	178,647	-	287,702	82,122	43,688
Operating income		1,405,172	623,234	-	2,028,406	2,601,865	2,063,335
Interest income		10,607	32,777	(14,695)	28,689	25,872	10,930
Interest expense		(546,977)	(11,039)	14,695	(543,321)	(75,818)	(80,253)
Unrealized (loss) gain in valuation of DFI		(43,522)	-	-	(43,522)	330,315	(287,985)
Changes in fair value of warrants		-	-	-	-	-	(851,520)
Foreign exchange loss, net		(81,212)	(2,156)	-	(83,368)	(319,739)	(30,402)
Income before income taxes		744,068	642,816	-	1,386,884	2,562,495	824,105
Income taxes		367,166	149,754	-	516,920	814,556	525,661
Income for the year		376,902	493,062	-	869,964	1,747,939	298,444
Net revenue	Ps.	6,343,344	5,166,545	(2,340)	11,507,549	10,067,683	7,237,628
Divestment in subsidiaries	Ps.	(21,862)	-	-	(21,862)	-	-
Total assets	Ps.	8,958,162	8,154,942	(5,780,371)	11,332,733	5,185,229	4,359,706
Total liabilities	Ps.	(8,363,605)	(2,592,037)	720,189	(10,235,453)	(3,985,026)	(3,477,730)
Fixed assets additions	Ps.	77,899	50,201	(3,492)	124,608	336,310	619,279

(1)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

The income recognized during the year 2022, 2021 and 2020, national and foreign, is shown below:

	2022		2021	2020
Revenue in Mexico	Ps.	10,531,505	10,059,285	7,237,628
Revenue in United States (2)		966,085	-	-
Revenue in Guatemala		9,959	8,398	-
Total revenue of the Group	Ps.	11,507,549	10,067,683	7,237,628

(2)	The main concentration of JAFRA’s income is in Mexico, however, there is an entity in the United States which represents a smaller percentage 8% of the Group’s total income.

The Group considers that there are no concentration risks given the nature of the business and the sale of its products through a significant number of distributors, leaders and consultants.

28.	Contingencies

The Group is a subject to various legal actions in the normal course of its business. The Group is not involved in or threatened by proceedings for which the Group believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its consolidated financial position, results of operations and cash flows.

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

On August 12, 2014, the International Inspection Administration “4” (“AFI”, for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT” for its acronym in Spanish), requested information regarding the Group’s 2010 income tax filing, which was provided at that time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”, for its acronym in Spanish) regarding the SAT’s review. On March 2, 2017, the SAT notified the Group about certain issues on which an agreement was not reached. As a result, the Group filed a lawsuit for annulment before the SAT’s resolution. On January 31, 2023, the Group desisted on the lawsuit for annulment and ratified it on February 8, 2023. The tax credit by an amount of Ps.5,331 (historical) plus updates and surcharges, which was part of the provisions balance as of December 31, 2022, was paid on April 26, 2023.

29.	Subsequent events

In the preparation of the consolidated financial statements, the Group has evaluated the events and transactions for their recognition or disclosure subsequent to December 31, 2022 and until May 15, 2023 (date of issuance of the consolidated financial statements), and except as noted below, has not identified subsequent significant events:

On March 8, 2023, the Ordinary General Shareholders’ Meeting approved a dividend payment of Ps.100,000, of which the amount of Ps.99,806 was paid on March 21, 2023. Part of this amount (Ps.52,518) was paid to Campalier based on its shareholding. The dividend per share was Ps.2.68.

On March 31, 2023, the Group made an advance payment of Ps.1,000,000 to the syndicated loan with “Banamex, HSBC, BBVA, Bajío, BanCoppel and Scotiabank”, therefore, as of this date, the outstanding principal balance is Ps.3,498,695.

30.	Authorization to issue the consolidated financial statements

On May 15, 2023, the issuance of the Group’s consolidated financial statements was authorized by Andrés Campos, Chief Executive Officer, and Alejandro Ulloa, Chief Corporate Financial Officer.

* * * * * *