Form 20-F
period 2023-12-31
BETTERWARE DE MEXICO, S.A.P.I. DE C.V
filed 2024-04-30
CIK 1788257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,316,546 Ordinary Shares, as of December 31, 2023.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

The forward-looking statements are based on the current expectations of the management of the Company (See “Presentation of Financial Information”), as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Given these uncertainties, you should not rely upon forward looking statements as predictions of future events. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the Securities and Exchange Commission (“SEC”) by Betterware and the following:

●	the inability to profitably expand into new markets;

●	the possibility that the Group may be adversely affected by external economic, business and/ or competitive factors;

●	operational risk;

●	financial performance;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Group’s resources;

●	changes in our investment commitments or our ability to meet our obligations thereunder;

●	natural disaster-related losses which may not be fully insurable;

●	epidemics, pandemics and other public health crises;

●	geopolitical risk and changes in applicable laws or regulations;

●	fluctuations in exchange rates between the peso and the U.S. dollar; and

●	changes in interest rates or foreign exchange rates.

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

SUMMARY OF RISK FACTORS

The Company’s business, results of operations, financial conditions and cash flows are subject to, and could be materially adversely affected by a number of risks and uncertainties, including risks relating to the nature of the Company’s business and its operations in Mexico. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

●	If we are unable to retain our existing, or recruit new, independent distributors, leaders and consultants, our results of operations could be negatively affected.

●	The loss of key high-level distributors, leaders or consultants could negatively impact our growth and our revenue.

●	A decline in our customers’ purchasing power or consumer confidence or in customers’ financial condition and willingness to spend could materially and adversely affect our business.

●	Failure to successfully develop new products could harm our business.

●	We depend on multiple contract manufacturers mostly located in China, and the loss of the services provided by any of our manufacturers could harm our business and results of operations.

●	Disruptions or delays at our facility in Queretaro, Mexico could have a material adverse effect on our business, particularly with respect to the beauty and personal care segment.

●	Volatility in costs, along with delays and disruptions in the supply of materials and services, could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

●	Competition could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

●	If the industry in which we operate, our business or our products are subject to adverse publicity, our business may suffer.

●	Failure of our technology initiatives to create sustained enthusiasm in our distributors, leaders and consultants and incremental cost savings could negatively impact our business.

●	We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

●	Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

●	Our distributors, leaders and consultants are independent contractors and not employees. If regulatory authorities were to determine, however, that our distributors, leaders and consultants are legally our employees, we could have significant liability under social benefit laws.

●	Inflation could adversely affect our business and results of operations.

●	Goodwill, property, plant and equipment and intangible assets represent a significant portion of the Group’s statement of financial position, and our operating results may suffer from possible impairments.

●	Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be materially adversely affected.

●	Our controlling shareholder may have interests that conflict with your interests.

●	Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, Nasdaq or other relevant regulatory authorities.

●	Our revenue and profitability may be affected if we fail to acquire new companies or integrate those that we have already acquired, such as JAFRA.

●	Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

●	Changes in taxes and other assessments may adversely affect us.

●	We are subject to environmental laws and regulations risks that could affect our business, results of operations and financial condition.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

●	Our products are subject to federal, state and international regulations that could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Risks Related to Mexico

●	Since more that 90% our operations are concentrated in Mexico, we are subject to political, economic, legal, and regulatory risks specific to Mexico and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in s in Mexico which may adversely affect our business and results of operations.

●	The political situation in Mexico could negatively affect our operating results.

●	Currency exchange rate fluctuations, particularly with respect to the US dollar/Mexican peso exchange rate, could lower margins.

●	Any adverse changes in our business operations in Mexico would adversely affect our revenue and profitability.

●	Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy.

●	Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

●	Investments in Mexican companies entail substantial risk; the Mexican government has exercised, and continues to exercise, an important influence on the Mexican economy.

●	Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico.

●	If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.

●	Security risks in Mexico could increase, and this could adversely affect the Mexican economy and our business, financial condition, and results of operations.

●	We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico.

●	The regulatory environment in which we operate is evolving, and our operations may be modified or otherwise adversely affected by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

●	Laws and regulations may restrict our direct sales efforts and adversely affect our revenue and profitability.

●	You may have difficulty enforcing your rights against Betterware and our directors and executive officers.

Risks Related to Ownership of our Ordinary Shares

●	As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	If securities or industry analysts do not publish or cease publishing research or reports about Betterware, our business, or markets, or if they change their recommendations regarding the Company shares adversely, the price and trading volume of the Company’s shares could decline.

●	There can be no assurance that Betterware will be able to comply with the continued listing standards of Nasdaq.

●	If Betterware is characterized as a passive foreign investment company, or a PFIC, adverse U.S. federal income tax consequences may result for U.S. holders of Company shares.

●	An investor may be subject to adverse U.S. federal income tax consequences in the event the IRS were to disagree with the U.S. federal income tax consequences described herein.

●	The Amended and Restated Charter of Betterware provides for the exclusive jurisdiction of the federal courts in Mexico City, Mexico for substantially all disputes between the Company and its shareholders, which could limit Company shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, other employees or shareholders.

●	The anti-takeover protections included in our Bylaws and others provided under Mexican Law may deter potential acquirors.

v

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

CURRENCY PRESENTATION

In this annual report, unless otherwise specified or the context otherwise requires:

●	“$,” “US$” and “U.S. dollar” each refer to the United States dollar; and

●	“Ps.” and “peso” each refer to the Mexican peso.

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of December 31, 2023, 2022, and 2021, and for our fiscal years ended December 31, 2023, 2022 and 2021 (collectively, our “Audited Consolidated Financial Statements”).

During the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2022, management concluded that certain prior year errors that were deemed to be immaterial, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the year ended December 31, 2021 under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the 2022 financial statements because to do so would cause a material misstatement in those financial statements. Due to the decrease in profit before taxes from 2021 to 2022, materiality levels in the year ended December 31, 2022, for accounting purposes decreased to approximately half of the materiality levels established in the year ended December 31, 2021. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as an immaterial restatement of the prior year financial statements the next time those financial statements are filed. See “Operating and Financial Review and Prospects—Previously Issued Financial Statement Corrections.”

For purposes of this annual report, the term fiscal year is synonymous with financial year and refers to the years covered by our Audited Consolidated Financial Statements.

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements as of and for the years ended December 31, 2023, and 2022 have been audited by PricewaterhouseCoopers, S. C. (“PWC”), an independent registered public accounting firm, whose report dated April 30, 2024 is also included in this annual report. Our Audited Consolidated Financial Statements as of and for the year ended December 31, 2021, was audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., affiliated member firm of Deloitte Touche Tohmatsu Limited (“Deloitte”), an independent registered public accounting firm, whose report dated April 28, 2022, is also included in this annual report.

The Audited Consolidated Financial Statements include the position and results of operations of the Group formed by Betterware, BLSM Latino America Servicios, S.A. de C.V. (“BLSM”), Programa Lazos, S.A. de C.V., Betterware de Guatemala, S.A., Finayo, S.A.P.I. de C.V. SOFOM ENR, Betterware America, LLC and JAFRA (See “The Business Combination—Organizational Structure”). The transactions, balances and unrealized gains or losses arising from intra-group transactions have not been considered for the preparation of the Audited Consolidated Financial Statements.

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

Upon such transfer to the Invex Security Trust, Betterware’s shareholders approved (i) the sale of all or a portion of such Betterware’s Series C and Series D shares to DD3 Acquisition Corp., S.A. de C.V. (the “DD3 Acquisition”), (ii) the Merger, (iii) the amendment of Betterware’s by-laws to become a sociedad anónima promotora de inversion de capital variable, (iv) the increase of Betterware’s capital stock by Ps.94,311,438.00, through the issuance of 2,211,075 ordinary shares, without nominal value, subscribed by the shareholders of DD3 Acquisition Corp., S.A. de C.V., and (v) the increase of Betterware’s capital stock by Ps.872,878,500.00 through the issuance of 4,500,000 ordinary treasury shares without nominal value, offered for subscription and payment under Betterware’s public offering in the U.S. completed and filed with the SEC under our Registration Statement on Form F-1, which became effective on January 22, 2020. On March 10, 2020, Betterware’s corporate name changed from Betterware de México, S.A. de C.V. to Betterware de México, S.A.P.I. de C.V.

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

Closing of the Business Combination

Upon satisfaction of certain conditions and covenants as set forth under the Combination and Stock Purchase Agreement, the Business Combination was consummated and closed on March 13, 2020 (the “Closing”). At Closing, the following actions occurred:

(i)	DD3 issued to the Sellers as consideration for the purchase of a portion of the Series C and Series D shares and the BLSM shares outstanding as of January 3, 2021, a debt acknowledgement in an amount equal to Ps.15,000,546.

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

Transactions during 2022

On March 25, 2022, Betterware and Programa Lazos, S.A acquired 2% and 98%, respectively, of the shares of Finayo, S.A.P.I. de C.V. (“Finayo”), a Mexican sociedad anónima promotora de inversión de capital variable for the aggregate purchase price of Ps.1.1 million. Finayo focuses on granting loans, financial leasing and factoring operations. In June 2023, Betterware acquired additional shares of stock in Finayo for Ps.5 million, increasing its participation from 2% to 99.05%, and at the same time Programa Lazos decreased its participation in Finayo from 98% to 0.95%.

The JAFRA Acquisition

On January 18, 2022, Betterware entered into a stock purchase agreement to acquire the operations of Jafra Cosmetics International, Inc. and Jafra Mexico Holding Company, B.V. in Mexico and the United States from the Vorwerk Group based in Germany for a total cash consideration of US$255 million (equivalent to Ps.5,355 million), on a debt and cash-free basis (the “JAFRA Acquisition”). See “Company Information—Organizational Structure.”

x

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

Subsequent Events during 2024

At the end of 2023, the Group announced that beginning in the second quarter of 2024. Betterware plans to launch an enhanced direct selling model related to of sale of products from our home organization segment, initially focusing on the Hispanic population in the United States, with an expected annual investment of approximately USD$6 million in 2024. Additionally, Betterware continues to progress with expansion of its brand into Latin America.

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

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties but reflects our best estimates. We have based these estimates upon information obtained from publicly available information from our competitors in the industry in which we operate.

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

We distribute almost all of our products through our independent distributors, leaders and consultants, and we depend on them directly for the sale of our products. We experience high turnover among distributors, leaders and consultants from year to year since they can terminate their services at any time. As a result, we need to make significant efforts to retain existing distributors, leaders, and consultants and to recruit or attract others.

To increase our revenue, we must increase the number and/or the productivity of our distributors, leaders and consultants. The number and productivity of our distributors, leaders and consultants also depends on several additional factors, including:

●	adverse publicity regarding of any company of the Group, our products or our distribution channel;

●	aggressive new competitors in the market looking to increase their market share;

●	failure to motivate our distributors, leaders and consultants with new products;

●	failure to provide an attractive compensation plan for distributors, leaders and consultants;

●	issues with the quality of new products;

●	the public’s perception of our products;

●	competition for distributors, leaders and consultants from other direct selling companies;

●	the public’s perception of our distributors, leaders and consultants, and direct selling businesses in general; and

●	general economic and business conditions.

Our operations would be harmed if we fail to generate continued interest and enthusiasm among our distributors, leaders and consultants or we fail to attract new ones, or if our distributors, leaders and consultants are unable to operate due to internal or external factors.

The number of our active distributors, leaders and consultants, may not increase and could decline in the future. Our operating results could be harmed if existing and new business opportunities and products do not generate sufficient interest to retain existing distributors, leaders and consultants or to recruit new ones.

The loss of key high-level distributors, leaders or consultants could negatively impact our growth and our revenue.

As of December 31, 2023, BWM had approximately 741,170 active associates and 41,825 distributors, and JAFRA had approximately 498,853 and 20,512 active consultants and leaders, respectively. BWM’s distributors and JAFRA’s leaders and consultants, together with their extensive networks of downline distributors or leaders, account for an important part of our net revenue. As a result, the loss of a high-level distributors, leaders or consultants, could negatively impact our network growth and our net revenue.

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

We outsource product manufacturing to third-party contractors located mainly in China. During the year 2023, products supplied by Chinese manufacturers accounted for approximately +91% of BWM’s revenues.

If these suppliers have unscheduled downtime or are unable to fulfill their obligations under these manufacturing agreements because of political or regulatory restrictions, equipment breakdowns, labor strikes, natural disasters, health diseases on health epidemics or pandemics, or any other cause, this could adversely affect our overall business, results of operations and financial condition.

Also, although we provide all of the formulations used to manufacture our products, we have limited control over the manufacturing process itself. As a result, any difficulties encountered by the third-party manufacturer that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis, due to, for instance, sanctions or blocks imposed on Chinese products, could have a material adverse effect on our business, financial condition and results of operations.

Disruptions or delays at our facility in Queretaro, Mexico could have a material adverse effect on our business, particularly with respect to the beauty and personal care segment.

Our facility in Queretaro, Mexico, manufactures a substantial portion of the products of our beauty and personal care segment, which accounted for 84.3% of JAFRA sales, and as of December 31, 2023, represented 56% of our total sales at a consolidated level. Significant unscheduled downtime or a reduction in capacity at this facility, whether due to equipment breakdowns, power failures, natural disasters (due to climate change or otherwise), pandemics, weather conditions hampering delivery schedules, shortages of raw materials and products, technology disruptions or other disruptions, including those caused by transitioning manufacturing across these facilities, or any other cause could have a material adverse effect on our ability to provide products to our leaders, consultants and customers, which could have a material adverse effect on our sales, business, prospects, reputation, results of operations, financial condition and/or cash flows.

Additionally, some of our employees at this facility are members of labor unions. In the past, we have experienced labor-union related work strikes in Mexico which have affected our operations. Also, negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, our business could be materially adversely affected. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

Volatility in costs, along with delays and disruptions in the supply of materials and services, could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

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

Any significant disruption to our manufacturing or sourcing of products or raw materials, packaging and other components for any reason (including the continued global supply chain disruptions) could materially impact our inventory levels and interrupt and delay our supply of products to our leaders and consultants. Such events, if not promptly remedied, could have a material adverse effect on our business, prospects, reputation, results of operations, financial condition and/or cash flows.

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

We also compete with other companies for distributors, leaders and consultants. Some of these competitors have a longer operating history, better name recognition and greater financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our business strategies. Consequently, to successfully compete in this market and attract and retain distributors, leaders and consultants, we must ensure that our business opportunities and compensation plans are financially rewarding. We may not be able to continue to successfully compete in this market for distributors, leaders and consultants, which would ultimately affect our business operations.

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

Any event that negatively affects the general public perception of our industry, business or products could have a material effect on our results of operations.

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

The risk of cyber-crime continues to increase across all industries and geographies as infiltrating technology is becoming increasingly sophisticated. If we are unable to prevent a significant cyber-attack, such attack could materially disrupt our operations, damage our reputation and lead to regulatory penalties and financial losses. To prevent such disruptions to our operations we have implemented a multi-layer security framework, from strategic corporate policies to operational procedures and controls. To support this framework, we use sophisticated technologies to secure our perimeter, computing equipment, networks, servers, storage and databases.

Information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. However, our security framework allows us to minimize and manage these risks through the use of enabling technologies such as, but not limited to, firewalls, mail & web filtering, end point protection, antivirus and anti-malware, access lists, encryption and hardening.

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

During 2023, we experienced an increased number of non-material phishing attempts which consisted of fake e-mails requesting minor payments and/or confidential information and e-mails with malicious files that we were able to successfully quarantine and contain, as well as sporadic attempted attacks, that were minor and unsuccessful, on our infrastructure. None of such incidents were material nor had any significant effect on our business or operations. However, we cannot guarantee any future events will not affect our operations or customers. We are constantly seeking to improve and strengthen our security strategy by aligning it with Security Frameworks and Best Practices such as NIST and ISO 27000.

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

Our distributors, leaders and consultants are independent contractors and not employees. If regulatory authorities were to determine, however, that our distributors, leaders and consultants are legally our employees, we could have significant liability under social benefit laws.

Distributors, leaders and consultants are self-employed and are not our employees. Periodically, the question of the legal status of our distributors, leaders and consultants has arisen, usually with regard to possible coverage under social benefit laws that would require us to make regular contributions to social benefit funds. We cannot guarantee there will not be a future judicial or administrative determination adverse to the current criteria, which would substantial and materially adversely affect our business, results of operations and financial condition.

Inflation could adversely affect our business and results of operations.

The impact of geopolitical developments such as the Russia-Ukraine conflict and Israeli-Palestinian conflict, and the global supply chain disruptions could increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. An increase in inflation could raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation could cause global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be materially adversely affected.

As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Our management concluded that we did not design and maintain effective controls over the (i) the effectiveness of the controls over the business combination process, specifically, we did not design and maintain controls to determine the ongoing impairment assessment; (ii) the effectiveness of the controls in the period-end financial reporting and consolidation process, as we did not design and maintain formal accounting policies, procedures and controls to ensure complete, accurate and timely reporting in the consolidated financial statements; and; and (iii) the effectiveness of certain information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements.

We are in the process of implementing several measures to strengthen our internal control over financial reporting such as the deployment of IT applications to enable and automate the consolidation and ITGC process. For details of the controls and remediation plan, see “Item 15—Controls and Procedures—Disclosure Controls and Procedures.”

At the end of 2021, the Company changed its status from an emerging growth company to a large, accelerated filer. At the end of 2022, the Company changed its status to an accelerated filer and maintained that status during 2023 and at the end of 2023. The Company continues working on the implementation of a formal internal control over financial reporting program based on a top-down risk assessment ensure the existence of controls over significant accounts, processes, applications and IT environments. See “Item 15—Controls and Procedures—Disclosure Controls and Procedures.”

If we fail to establish and maintain proper and effective internal controls over financial reporting or fail to adequately resolve our existing material weaknesses, our results of operations and our ability to operate our business may be materially adversely affected.

Our controlling shareholder may have interests that conflict with your interests.

As of the date of this annual report, Campalier owns approximately 53.91% of our outstanding Ordinary Shares. As the controlling shareholder, Campalier may take actions that are not in the best interests of the Group’s other shareholders. These actions may be taken in many cases even if they are opposed by the Group’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Group.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, Nasdaq or other relevant regulatory authorities.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and the Nasdaq listing guidelines. Application of these laws, regulations and guidelines may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment, requires the commitment of significant financial and managerial resources. We also expect the regulations to increase our legal and financial compliance costs and to make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly.

Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be materially adversely affected.

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

If we are unable to successfully integrate the operations of JAFRA, or any other acquired business, into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, results of operations and cash flow could be materially adversely affected.

Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

As of December 31, 2023, we had Ps.5,504 million of outstanding indebtedness (current and non-current borrowings and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Mexican economies could materially adversely affect our business. We may also incur additional working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

●	limitations on our ability to obtain additional debt financing sufficient to fund growth, such as working capital and capital expenditures requirements or to meet other cash requirements, in particular during periods in which credit markets are weak;

●	a downgrade in our credit ratings;

●	a limitation on our flexibility to plan for, or react to, competitive challenges in our business and industry;

●	the possibility that we are put at a competitive disadvantage relative to competitors with less debt or debt with more favorable terms than us, and competitors that may be in a more favorable position to access additional capital resources and withstand economic downturns;

●	limitations on our ability to execute business development activities to support our strategies or ability to execute restructuring as necessary; and

●	limitations on our ability to invest in recruiting, retaining, and servicing our distributors, leaders and consultants.

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

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions. These and any other possible future changes in tax policy laws in the countries where we are subject to tax may adversely affect our business, financial condition, and results of operations.

In December 2021, the Organization for Economic Cooperation and Development “OECD” released the pillar two model rules (the Global Anti-Base Erosion Proposal, or “GloBE”) to reform international corporate taxation. Large multinational enterprises within the scope of the rules are required to calculate their GloBE effective tax rate for each jurisdiction where they operate. They will be liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate.

As of December 31, 2023, the Group is not within the scope of the pillar two model rules because this legislation has not been enacted in the jurisdictions where it operates. Since pillar two legislation is not effective at the reporting date, the Group has no current tax exposure; however, the Group will be analyzing the potential implications of the application of the pillar two rules, including evaluating whether the requirements in each jurisdiction qualify as income taxes under the scope of IAS 12. We cannot provide any assurance regarding the effect, if any, that such rules would have on our results of operations or financial condition.

We are subject to environmental laws and regulations risks that could affect our business, results of operations and financial condition.

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

On March 6, 2024, the Securities and Exchange Commission issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. Although we will not be subject to the new disclosure requirements until 2026, the Group is currently assessing the impact of this rule for disclosure to investors.

If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, and customers and consumers may choose to stop purchasing our products, which could have a material adverse effect on our reputation, business, results of operations or financial condition.

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

Risks Related to Mexico

Since more that 90% our operations are concentrated in Mexico, we are subject to political, economic, legal, and regulatory risks specific to Mexico and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in s in Mexico which may adversely affect our business and results of operations.

Currently, almost all of our operations are conducted, and almost all of our customers are located, in Mexico. Accordingly, our ability to raise revenues, our financial condition and results of operations are substantially dependent on the economic conditions prevailing in Mexico. As a result, our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the Mexican peso, by inflation and high interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation and high interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations and financial condition will be affected. In addition, high interest rates and economic instability could increase our costs of financing. For the years ended December 31, 2021, 2022 and 2023, GDP in Mexico grew by 4.8%, decreased by 3.9% and increased by 3.1% respectively.

During 2023, Mexico’s sovereign debt rating has been confirmed and a stable outlook has been maintained. We cannot ensure that the rating agencies will not announce an outlook revision and/or any downgrades of Mexico or any of its state-owned companies. These revisions and downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

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

Mexico’s economy is vulnerable to global market downturns and economic slowdowns. The global economy, including Mexico’s economy, has been materially and adversely affected by a significant lack of liquidity, disruption in the credit markets, reduced business activity, rising unemployment, interest rates changes and erosion of consumer confidence during the global pandemic and its effects. This situation has had a direct adverse effect on the purchasing power of our customers in Mexico. The macroeconomic environment in which we operate is beyond our control, and the future economic environment may continue to be less favorable than in recent years. There is no assurance of a strong economic recovery or that the current economic conditions will ameliorate. The risks associated with current and potential changes in the Mexican economy are significant and could have a material adverse effect on our business, results of operation and financial condition.

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

Financial problems or an increase in risk related to investment in emerging economies or a perception of risk could limit foreign investment in Mexico and adversely affect the Mexican economy. Mexico has historically experienced uneven periods of economic growth and the economy as a whole has recently been adversely affected by the current expectation of a recession or slowdown in the United States and other countries’ economies. There can be no assurance that the overall business environment in which we operate will improve and we cannot predict the impact any future economic downturn could have on our results of operations and financial condition. However, consumer demand generally decreases during economic downturns, which will negatively affect our business, results of operations and financial condition.

The political situation in Mexico could negatively affect our operating results.

In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business. Mexican political events may affect our business operations. President Lopez Obrador’s political party and its allies hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República) and have a strong influence in various local legislatures. The federal administration has significant power to implement substantial changes in law, policy, and regulations in Mexico, including Constitutional reforms, which could affect our business, results of operations, financial condition, and prospects.

We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects. Social and political instability in or affecting Mexico could adversely affect our business, financial condition, and results of operations, as well as market conditions and prices of our securities. These and other future developments in the Mexican political or social environment may cause disruptions to our business operations and decreases in our sales and net income.

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

Given Betterware’s inability to predict the degree of exchange rate fluctuations, it cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, we cannot be certain that these contracts or any other hedging activity will effectively reduce exchange rate exposure. In particular, BWM currently employs a hedging strategy comprised of forwards U.S. dollar–Mexican peso derivatives that are designed to protect us against devaluations of the Mexican peso. The hedging contracts cover 100% of the home organization product needs until December 2024. In addition, we generally purchase our hedging instruments on a rolling twelve-month basis; instruments protecting it to the same or a similar extent may not be available in the future on reasonable terms. Unprotected declines in the value of the Mexican peso against the U.S. dollar will adversely affect our ability to pay our dollar-denominated expenses, including our supplier obligations.

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

 Mexico’s economy is vulnerable to global market downturns and economic slowdowns. Moreover, Mexico’s economy is largely influenced by economic conditions in the United States and Canada as a result of various factors, including the volume of commercial transactions under the United States–Mexico–Canada Agreement (the “USMCA”) and the level of U.S. investments in Mexico.

Therefore, events and conditions that affect the U.S. economy can also directly and indirectly affect our business, financial condition, and results of operations. The global economy, including Mexico and the United States, has been materially and adversely affected by a significant lack of liquidity, disruption in the credit markets, reduced business activity, rising unemployment, a decline in interest rates, and erosion of consumer confidence during recent periods of recession. This situation has had a direct adverse effect on the purchasing power of our customers in Mexico. The macroeconomic environment in which we operate is beyond our control, and the future economic environment may continue to be less favorable than in recent years. The risks associated with current and potential changes in the Mexican and United States economies are significant and could have a material adverse effect on our business, financial condition, and results of operations.

Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States, Mexico and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, results of operations and financial condition.

We cannot make assurances that any events in the United States or elsewhere will not materially and adversely affect us.

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. The national elections held on July 2, 2018 ended six years of rule by the Institutional Revolutionary Party or PRI with the election of President Andres Manuel Lopez Obrador, a member of the Morena Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. We cannot predict the impact that this political landscape will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our shares, may be affected by currency fluctuations, rising inflation, rising interest rates, price controls, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

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

Investments in Mexican companies entail substantial risk; the Mexican government has exercised, and continues to exercise, an important influence on the Mexican economy.

Investments in Mexico carry significant risks, including the risk of expropriation or nationalization laws being enacted or imposing exchange controls, price controls, taxes, inflationary, hyperinflationary, exchange rate risk, credit risk, among other governmental or political restrictions. We are incorporated under the laws of Mexico and most of our operations and assets are located in Mexico. As a consequence of the foregoing, our financial condition and results of operations could be negatively affected.

The Mexican government has exercised, and continues to exercise, a strong influence on the country’s economy. Consequently, Mexican federal government actions and policies related to the economy, state-owned and controlled companies, and financial institutions, could have a significant impact on private sector entities in general, including us, in particular and on market conditions, prices and returns on Mexican securities, including counterparty risk. The Mexican federal government has made major policy and regulatory changes and may do so again in the future. Actions to control inflation and other regulations and policies have involved, among other measures, an increase in interest rates, changes in fiscal policies, price controls, currency devaluations, capital controls and limits on imports. Tax and labor legislation, in particular, in Mexico is subject to continuous change, and we cannot guarantee that the Mexican government will maintain current economic or other policies in force or if any changes to such laws and policies would have a material adverse effect on us or on our financial performance. The measures adopted by the government could have a significant effect on private sector entities in general, as well as on the market situation and on the price of our shares.

Additionally, the Mexican federal government has implemented protectionist policies in the past and could implement certain national policies in the future that could restrict our operations, including restrictions on imports from certain countries.

Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico.

Declines in growth, high rates of inflation, and high-interest rates in Mexico could materially adversely affect our business. If inflation in Mexico increases while economic growth slows, our business, results of operations, and financial condition will be affected. In addition, high-interest rates and economic instability could increase our costs of financing.

In the past, the rating agencies rating Mexico have downgraded Mexico and/or placed Mexico on negative outlooks. On June 16, 2023, Fitch Ratings affirmed Mexico’s Long-Term (LT) Foreign Currency (FC) Issuer Default Rating (IDR) at ‘BBB-’; with a stable rating outlook. On July 14, 2023, Moody’s assigned Mexico a rating of Baa2; with a stable rating outlook. We cannot ensure that the rating agencies will not announce additional downgrades of Mexico in the future. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, results of operations, and prospects.

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

If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.

In the past, the Mexican economy has experienced a balance of payment deficits and shortages in foreign exchange reserves. There can be no assurance that the Mexican government will not institute a restrictive exchange control policy or other restrictions. If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.

Security risks in Mexico could increase, and this could adversely affect the Mexican economy and our business, financial condition, and results of operations.

In recent years, Mexico has experienced a period of increasing criminal activity and particularly high homicide rates, primarily due to organized crime. The presence of violence among drug cartels, and between drug cartels and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and could negatively impact business continuity. This situation in Mexico could worsen if the economy continues to deteriorate.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Mexico. In addition, we are subject to regulations on economic sanctions that restrict our dealings with certain sanctioned countries, individuals, and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud, or violations of law by our affiliates, employees, directors, officers, partners, agents, and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

The regulatory environment in which we operate is evolving, and our operations may be modified or otherwise adversely affected by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

Although we review applicable local laws in developing our plans, our efforts to comply with them may be harmed by an evolving regulatory climate and subjective interpretation of laws by the authorities. Any determination that our operations or activities are not in compliance with applicable regulations could negatively impact our business and our reputation with regulators in the markets in which we operate.

Laws and regulations may restrict our direct sales efforts and adversely affect our revenue and profitability.

Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales and/or which do not involve legitimate products. The laws and regulations in our current markets often:

●	impose on us order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers, distributors, leaders and consultants;

●	require us or our distributors, leaders and consultants to register with governmental agencies;

●	impose on us reporting requirements to regulatory agencies; and/or

●	require us to ensure that distributors, leaders and consultants are not being compensated solely based upon the recruitment of new of them.

Complying with these rules and regulations can be difficult and requires the devotion of significant resources on the Group’s part.

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

Risks Related to Ownership of our Ordinary Shares

As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

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

In addition, as a “foreign private issuer” whose shares are listed on Nasdaq, the Company is permitted to, and is expected to, follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As a Mexican corporation listed on Nasdaq, the Company is permitted to follow our home country practice with respect to the composition of the board of directors and nominations committee and executive sessions. Unlike the requirements of Nasdaq, the corporate governance practices and requirements in Mexico do not require the Company to (i) have a majority of its board of directors to be independent, (ii) establish a nominations committee, and (iii) hold regular executive sessions where only independent directors shall be present. Such home country practices of Mexico may afford less protection to holders of Company shares than under U.S. standards.

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

If securities or industry analysts do not publish or cease publishing research or reports about Betterware, our business, or markets, or if they change their recommendations regarding the Company shares adversely, the price and trading volume of the Company’s shares could decline.

The trading market for the Company’s shares is influenced by the research and reports that industry or securities analysts may publish about the Company, our business, market, or competitors. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, the price and trading volume of the Company shares would likely be negatively impacted. If any of the analysts who may cover the Company change their recommendation regarding the Company’s shares adversely or provide more favorable relative recommendations about the Company’s competitors, the price of the Company’s shares would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, the Company could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

There can be no assurance that Betterware will be able to comply with the continued listing standards of Nasdaq.

Betterware’s shares are listed on Nasdaq under the symbol “BWMX.” If Nasdaq delists the Company’s securities from trading on its exchange for failure to meet the listing standards, the Company and its shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for the Company’s securities;

●	a determination that the Company shares are “penny stock” which will require brokers trading in the Company shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Company’s shares;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

The Tax Cuts and Jobs Act of 2017, or the TCJA, was signed into law on December 22, 2017. The TCJA changes many of the U.S. corporate and international tax provisions, and certain of the provisions are unclear. No ruling has been or will be requested from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject an investor or the Company to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each prospective investor is urged to consult a tax advisor with respect to the specific tax consequences of the acquisition, ownership and disposition of the Company’s securities, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

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

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos, unless otherwise noted

●	Founded in 1995, Betterware is a leading direct-to-costumer company in Mexico. Betterware is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.

●	On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement with Sellers, Betterware, BLSM, pursuant to which DD3 agreed to merge with and into Betterware in a Business Combination. See “The Business Combination.”

●	In August 2019, Betterware started building a distribution center which was ready for use in 2021, with construction completed in 2023, for a total investment of Ps.1,110,807.

●	On March 13, 2020, the Merger with DD3 was closed and consummated.

●	On December 14, 2020, the Forteza Merger was closed and consummated.

●	On August 2, 2021, Betterware’s corporate name changed from Betterware de México, S.A.B. de C.V. to Betterware de México, S.A.P.I. de C.V.

●	On August 30, 2021, we completed an offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican market. See “Indebtedness—Long Term Bond Offering.”

●	On January 18, 2022, we entered into a share purchase agreement to acquire 100% of JAFRA’s operations in Mexico and the United States. The transaction was consummated on April 7, 2022. See “—Presentation of Financial Information—The JAFRA Acquisition—Organizational Structure.” JAFRA is a leading global brand in direct sales in the beauty and personal care (B&PC) industry with a strong presence in Mexico and the United States founded in 1956.

●

During 2023, the Group decreased long-term debt by approximately Ps.1,000,000 compared to 2022, through the following movements (See “Indebtedness” for additional information”):

a)    On July 5, 2023, Betterware signed an agreement with BBVA to acquire a simple line of credit for Ps.1,500,000.

b)   On July 7, 2023, Betterware successfully concluded the third and fourth bond offerings for a total of Ps.813,974, with four and seven-year maturities, issued in the Mexican market.

c)   As of July 10, 2023, Betterware fully prepaid the debt of the syndicated loan related to the JAFRA Acquisition in 2022, using the new cash provided from the long-term debt with BBVA and the third and fourth bond issuances, plus the proceeds from short-term debt under revolving credit lines.

d)    On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit for Ps.950,000.

B.	BUSINESS OVERVIEW

We are a leading company in the direct sales industry, offering a product portfolio divided into two segments:

●	Home organization segment (BWM) comprised of seven different categories: kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom and wellness. For the year 2023, this segment represented 44% of our net revenue on a consolidated basis.

●	Beauty and personal care (B&PC) segment (JAFRA) comprised of four main categories: fragrance, color, skin care and toiletries. For the year 2023, this segment represented 56% of our net revenue on a consolidated basis.

Home Organization Segment (BWM):

Betterware is a leading direct-to-customer company in Mexico. Our home organization segment is focused on creating innovative products that solve specific needs regarding organization, practicality, space-saving and hygiene within the household, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, bedroom, bathroom, laundry and cleaning, well-being and other categories that include products and solutions for every corner of the household.

Our home organization segment’s products are sold through monthly catalogues published throughout the year where we exhibit approximately 356 products per catalogue. During 2023, BWM launched 678 new products (compared to 568 during 2022), with a balance of 506 new developments (compared to 397 during 2022) and 172 bring-backs (compared to 171 during 2022). During 2023, BWM increased innovation in order to promote sales by focusing on market trends and to attract and maintain a diverse customer base. We added to our catalogs trend products related to babies, pets and wellness, among others. In 2023 our products included more than 4,277 SKUs (product codes) throughout the year (achieving a 12.5% growth compared to 3,800 SKUs during 2022). All of our home organization’s products are branded with unique characteristics and manufactured by more than 350 certified manufactures in China and México, and then delivered to BWM’s warehouse in Guadalajara, Jalisco where we process and pack the products.

We sell our home organization segment’s products through a unique two-tier sales model., As of December 31, 2023, more than 41,825 distributors and 741,170 associates across Mexico, who have approximately 24.5% household penetration in Mexico; and 77% of distributors and 27% of associates place orders every week. Our distributors and associates are monitored tightly through an in-house developed business intelligence platform that tracks weekly performance and has a detailed mapping system of the country to identify potential areas to penetrate and increase our network.

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

Beauty and Personal Care Segment (JAFRA)

Our beauty and personal care segment has a portfolio of more than 1,200 products within four main categories: fragrances, color, skin care and toiletries. JAFRA has been leader in the fragrance market since 2015. In 2023, our beauty and personal care segment’s products were sold through 12 promotional catalogues published on a monthly basis offering 400 products in average per catalogue, as well as a brochure with annually available products at regular price. JAFRA develops approximately 160 new products in average for all categories every year.

Almost all of our beauty and personal care segment’s products are produced in our facility located in Queretaro, México and distributed across Mexico and in some cities of the United States through our distribution center located in Lerma, Mexico. Our beauty and personal care segment’s products are sold through a generational multilevel model, reaching penetration in sales of 13% in fragrances, 3.5% in color and 1.1% in skin care in México.

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

The main functions of the business intelligence unit are:

1.	Clear strategy development;

2.	Tight monitoring; and

3.	Product intelligence.

Product Development and Innovation Program

●	We offer a product portfolio with great depth in:

➢	the home organization segment through seven different categories: kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom, and well-being.

➢	the beauty and personal care segment through four different categories: fragrances, color, skin care and toiletries.

●	We update our catalogues content and focus on constant product innovation and incentive plans in order to attract clients’ repeated purchases.

●	We perform industry analyses and product development and monitoring to support and decide our commercial strategy.

Distributors, Associates, Leaders and Consultants Network & Loyalty and Reward Programs

●	Our home organization segment has a unique two-tier sales model and one of the most robust networks with more than 41,825 distributors and 741,170 associates as of December 31, 2023.

●	Our home organization segment’s distributors and associates have approximately 24.5% household penetration in Mexico and 77% of distributors and 27% of associates place orders every week.

●	Our beauty and personal care segment has a multilevel program, with 10 levels of seniority determined by the amount of sales and consultants they have, offering attractive benefits and incentives. As of December 31, 2022, we had a network of more than 20,512 leaders and 498,853 consultants.

●	Our beauty and personal care segment has one of the biggest distribution networks of leaders and consultants in Mexico reaching more than 7,500 cities. Also, 94% of leaders and 52% of consultants place orders on a monthly basis.

●	We have a rewards program intended to attract, retain, and motivate distributors, associates, leaders and consultants through product discounts, points, trips, gifts and more.

Unparalleled Logistics and Supply Chain Platform

Our home organization segment’s products are manufactured by more than 350 third-party certified factories located in China and Mexico following BWM’s quality standards. 84.3% of our beauty and personal care segment’s products are internally manufactured in our facility located in Queretaro, Mexico.

Experienced Management & Meritocratic Culture

●	Our Board Chairman, Mr. Luis Campos, has more than 30 years of experience in the direct-to-consumer selling sector across the Americas and a strong track record of delivering value to its shareholders with commitment to excellence.

●	Top management has worked at the Company, in average, seven years.

●	Our culture is based on the following principles:

1.	Result driven management:

●	Incentives based on results; and

●	Highly professional operation and no bureaucracy.

2.	Meritocratic culture:

●	Culture focused on solutions, delivery, discipline and commitment.

3.	Closeness to salesforce:

●	Management is close and visible to distributors, associates, leaders and consultants; and

●	Open office spaces for efficient flow of information and data allows fast decision making.

Expansion Strategy

We have a plan for growth, which includes organic and inorganic initiatives. The main strategies divided by timeline are the following:

●	Short Term

1.	New product categories;

2.	Web marketing/E-commerce; and

3.	Increase service capacity.

●	Medium Term

1.	New product lines;

2.	International expansion to North America and Latin America; and

3.	Strategic business acquisitions.

Customers

●	We are 100% committed to provide products to our customers that serve as everyday solutions for modern space organization and beauty and personal care for all kind of clients. We also have the objective of providing products that are accessible to anyone.

●	Most of our end customers are adult men and women with the desire of optimizing their homes organization and care about beauty and personal care.

Sales & Marketing

●	Our main advertising expenditures are sales catalog design and printing expenses, particularly with respect to our catalogues that are delivered to our distributors, associates, leaders and consultants who then distribute them to customers. As of December 31, 2023, sales and marketing expenses represented 3.1% of our net revenue. In addition, another advertising costs includes videos, radio and tv spots, social media, promotional campaigns, marketing campaigns, billboards and transit advertising in bus lines and subways and events, which as of December 31, 2023, represented 2.4% of our net revenue.

Seasonality

We have not experienced and do not expect to experience, any material seasonal fluctuations which could affect our business and results of operations.

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

Some of the environmentally friendly practices that were implemented in the construction of the Campus, include:

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

Some of the initiatives that have been developed during 2022 include:

Environment:

BWM Environment:

●	All the carboard boxes that come from China are recycled and all our catalogs are printed in paper PEFC (Program for the Endorsement of Forest Certification) certified.

●	Around 55% of the collaborators use the collective transport service provided by BWM and 2% is in the carpooling scheme, under which BWM provides money for gas and preferred parking spaces.

●	We are promoting ECO products so that their participation within our catalog becomes more significant.

●	Twice a year, we deliver an endowment of ecological bags to all its distributors according to their registered associates. The idea of these reusable ecological bags is to replace the distribution of their catalog products using disposable plastic bags, causing less environmental impact.

JAFRA environment:

●	Energy efficiency: we have implemented a system that produces heat and electricity simultaneously in a single plant (Co-generation “CHP”), which allows to reduce our greenhouse gas emissions up to 92 tons CO2e annually.

●	Energy saving: we implemented good energy consumption practices such as natural lighting in operational areas and warehouses, use of LED technology for facilities’ lighting, photocells for outdoor lighting, automatic lighting shutdown program and awareness campaigns on the efficient use of electrical energy.

●	Waste reduction and recovery: we have also focused on waste recovery processes, which have allowed to recover more than 90% of the waste generated, reducing the load on landfills, and integrating them into reuse or recycling processes, in addition to the 10% reduction in waste generation for each product produced.

●	Water saving: good water consumption practices have also been implemented, such as improving the efficiency of the demineralization process, installation of water-saving technologies, reuse of discharge water, treatment of water discharges and awareness campaigns on the efficient use of water. A 19% reduction in drinking water consumption has been achieved for each product produced.

●	Reforest team: JAFRA has reforestation activities, integration of trees and maintenance of species. This activity is conducted through our collaborators and their families in protected areas of the state of Querétaro, Mexico. With this program we have managed to offset carbon emissions, contributing to the conservation of forests, promoting environmental and social awareness among employees and families.

●	“Reciclatón & Recolectrón” Programs: consist of collecting waste generated at the collaborator’s homes (Paper / cardboard / electronics) and offering alternatives for the correct disposal of waste. Due to this program, the waste load in the landfills has been reduced, the percentage of waste use has increased and the culture of recycling in the collaborators had also encouraged.

●	“Tapitas por Vidas” Program: In alliance with the civil association “Banco de Tapitas,” we gather and donate plastic lids in support of the fight against childhood cancer. In addition to the important social impact, it is possible to reduce the burden of waste in the landfills of the town and increase the percentage of waste recycling.

Social

●	We implemented a platform called “Betterware experts” for use of our distributors with tools and learning programs to increase recruiting of new associates or customers, increase sales and to promote their personal development.

●	Emotional Assistance Program is focused on improving our employee’s, and their direct relatives, life quality through professional advice.

●	Workplace climate survey update. We conduct a survey on employees’ experience (Workplace Climate Survey) that helps us understand better, from the perspective of our employees, which organizational, digital, physical, and interpersonal elements of our company need to be reinforced or developed to offer a positive work experience to our employees.

●	Equal and competitive compensation between women and men and balance in work opportunities and promotions.

●	Daycare in Campus Betterware available for all BWM’s employees to support them during their workday.

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

Sustainability Events during 2023

During the last quarter of 2023, we devoted our efforts on sustainability to the development of a comprehensive strategy that recognizes that our impact on the environment and society is material to our financial performance, with a focus on our core values and views: People, Planet and Profit.

These three pillars encompass our short and mid-term vision regarding what we are striving to accomplish not only as a Group, but also in our commitment towards the UN Sustainable Development Goals.

People: Our mission is to create opportunities for those who can and want to seize them. Our business model allows over a million people (90% of them women) to have a source of income that brings them independence, flexibility, and amazing growth opportunities.

Additionally, we care for the wellbeing of all our workforce with excellent working conditions that promote the integrity of our employees prioritizing their physical, emotional, and mental health.

Our goals for 2024 include:

●	The re-launch of our Non-Profit organization

●	Social projects that will benefit our neighbor communities

●	Strategic alliances with other non-profit organizations that will increase our impact.

Planet: We are committed to preserving the environment and to compensating for the carbon footprint that our activities have on the environment. We are aware of the urgent water and climate-change crisis that our world is going through, and we believe that awareness and education are key to shifting this crisis. Therefore, our main efforts will focus on creating conscience on our employees and sales force on how each one of us can take action and contribute to assume responsibility of the impact we generate on the environment.

Our key goals for 2024 include:

●	Measurement of our carbon footprint (scope 1 and 2)

●	Investment in solar panels

●	Nation-wide recycling campaign

●	Printing reduction goals

●	Reforestation of more than a thousand species in two states in Mexico

●	Education on water conservation, circular economy, climate change and upcycling for our employees and sales force.

Profit: Our view on business growth is aligned with our social view. If our sales force grows, we grow. However, we want to ensure that our growth is fair and in sync with our core ethical values.

Our governance goals for 2024 include:

●	Communication of our new code of ethics

●	Gender equality across all levels of our group

●	Long-term ESG goals

●	Publishing of our 2023 sustainability report

●	JAFRA’s recognition that its impact on the environment and society is material to its financial performance.

C.	ORGANIZATIONAL STRUCTURE

The following diagram depicts the organizational structure of the Group as of the date of this annual report:

Betterware de México, S.A.P.I. de C.V.
Shareholders: Percent (%)
Campalier, S.A. de C.V. 53.91%
Public Float 46.09%
100%
"JAFRA"
Jafra Mexico Holding Company, B.V. (Holanda)
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 100%
BLSM Latinoamérica Servicios, S.A. de C.V.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de 99.99%
Campalier, S.A. de C.V. 0.01%
Programa Lazos, S.A. de C.V.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 70.00%
Finvek Advisor, S.A.P. de C.V. 30.00%
Betterware de Guatemala, S.A.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. 70.00%
BTWG, S.A. 30.00%
Betterware America, LLC.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de 100%
Finayo, S.A.P.I. de C.V.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 99.05%
Programa Lazos, S.A. de C.V. 0.95%
Jafra Cosmetics International, Inc.
Shareholders: Percent (%)
Betterware de México, S.A.P.I. de C.V. 100%
Distribuidora Comercial Jafra, S.A. de C.V.
Shareholders: Percent (%)
Jafra Mexico Holding Company, B.V. 99.99042%
Jafra Cosmetics International, S.A. de C.V. 0.00939%
Betterware de México, S.A.P.I. de C.V. 0.00019%
Jafra Cosmetics International, S.A. de C.V.
Shareholders: Percent (%)
Jafra Mexico Holding Company, B.V. 99.99935%
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
Jafrafin, S.A. de C.V.
Shareholders: Percent (%)
Jafra Cosmetics International, S.A. de C.V. 99.9959%
Betterware de México, S.A.P.I. de C.V. 0.0041%
Distribuidora Venus, S.A. de C.V.
Shareholders: Percent (%)
Jafra Cosmetics International, S.A. de C.V. 99.99208%
Betterware de México, S.A.P.I. de C.V. 0.00792%

D.	PROPERTY, PLANT AND EQUIPMENT

We own the following properties in Mexico:

●	BWM’s principal executive offices are located in El Arenal, Jalisco, Mexico. We built this facility to concentrate our corporate offices, storage and distribution of our home organization segment activities. The facility was completed in 2023 and the total investment amounted to Ps.1,111 million.

●	JAFRA’s production facility was built in October 2008, and is located in Querétaro, Mexico. All of our beauty and personal care segment’s products are produced in this facility. The total investment amounted to Ps.735 million.

●	JAFRA’s main corporate offices are located in Mexico City, Mexico.

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

Net Revenue

We generate revenue mainly through sale of products within two main segments:

➢	Home organization segment, under the Betterware® brand. Some of the categories through which Betterware offers its product line include kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom and wellness. BWM’s products are sold through catalogues and are distributed to the end customer by its network of distributors and associates. BWM sells its products to a wide array of customers but focuses on the C and D segments of the Mexico’s socioeconomic pyramid; and

➢	Beauty and personal care (B&PC) segment, under JAFRA’s brand. Our beauty and personal care segment include four main categories: fragrance, color, skin care and toiletries. JAFRA’s products are sold through 12 promotional catalogues published on a monthly basis and are distributed to the end customer by its network of leaders and consultants. JAFRA offers monthly promotions focused on the “D” segment of the Mexico’s socioeconomic pyramid.

For the year ended December 31, 2023, JAFRA contributed 56% of our consolidated net revenue and BWM contributed 44%.

We report net revenue, which represents its gross revenue less sales discounts, adjustments and allowances. We also have deferred revenue due to undelivered performance obligations related to the promotional points program as per IFRS 15 “Revenue from Contracts with Customers.” Deferred revenue relates to the accumulated points than distributors, associates, leaders and consultants have gained from their purchases and recruitment of new sales force. They can redeem these points for rewards (furniture, electronics, domestic appliances, among others). Revenue from the points program is recognized when points are actually redeemed and exchanged by distributors, associates, leaders and consultants.

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

Administrative Expenses

Administrative expenses primarily include employees’ compensation, social contributions and associated expenses. Also, includes research and development, leases, professional services relating to our statutory corporate audit and tax advisory fees, legal fees, outsourcing fees relating to information technology, and corporate site and insurance costs.

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

Previously Issued Financial Statement Corrections for the Year 2021

During the preparation of the Company’s consolidated financial statements as of and for the year 2022, management concluded that certain prior year errors that were deemed to be immaterial, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the year 2021 under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the 2022 financial statements because to do so would cause a material misstatement in those financial statements. Due to the decrease in profit before taxes from 2021 to 2022, materiality levels in the year 2022 for accounting purposes decreased to approximately half of the materiality levels established in the year 2021. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as an immaterial restatement of the prior year financial statements the next time those financial statements are filed.

Accordingly, we made corrections of immaterial errors related to our consolidated financial statements for the year 2021. Below we provide a representation of the effects of these immaterial corrections:

Consolidated Statement of Financial Position as of December 31, 2021

(In Thousands of Mexican pesos)

Assets	Adjusted	Previously Presented	Difference	Reference
Current assets:
Trade accounts receivable, net	$745,593	778,054	(32,461)	a
Inventories	1,286,155	1,339,378	(53,223)	a, b
Prepaid expenses	35,596	69,224	(33,628)	c
Total current assets	3,352,747	3,472,059	(119,312)
Total assets	$5,185,229	5,304,541	(119,312)

Liabilities and stockholders’ equity
Current liabilities:
Accrued expenses	$159,354	142,169	17,185	b
Provisions	118,468	115,192	3,276	d
Income Tax payable	97,634	88,679	8,955	f
Total current liabilities	$2,449,919	2,420,503	29,416

Non-current liabilities:
Deferred income tax	$38,975	80,907	(41,932)	a, b, c, d
Total non-current liabilities	1,535,107	1,577,039	(41,932)
Total liabilities	$3,985,026	3,997,542	(12,516)

Stockholder’s equity
Capital stock	$321,312	294,999	26,313	e
Retained earnings (deficit)	856,994	990,103	(133,109)	a, b, c, d, e, f
Equity attributable to owners of the Group	1,185,548	1,292,344	(106,796)
Total stockholders’ equity	1,200,203	1,306,999	(106,796)
Total liabilities and stockholders’ equity	$5,185,229	5,304,541	(119,312)

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2021

(In Thousands of Mexican pesos)

	Adjusted	Previously Presented	Difference	Reference

Net revenue	$10,067,683	10,039,668	28,015	a

Cost of sales	4,498,008	4,399,164	98,844	a, b

Gross profit	5,569,675	5,640,504	(70,829)

Administrative expenses	1,247,742	1,247,436	306	d
Selling expenses	1,256,289	1,264,581	(8,292)	c
Distribution expenses	463,779	463,779	-
	2,967,810	2,975,796	(7,986)

Operating income	2,601,865	2,664,708	(62,843)

Income before income taxes	2,562,495	2,625,338	(62,843)

Income taxes:
Current income tax	791,856	782,901	8,955	f
Deferred income tax	22,700	41,553	(18,853)	a, b, c, d

Net income for the year	$1,747,939	1,800,884	(52,945)

The adjustments relate to the following matters:

(a)	Cut-off for revenue where control was not transferred to the customer.

(b)	Cost of inventory overstated on the international freight standard cost assumption; offset by overstated accruals liabilities on import expenses.

(c)	Cost of catalogues that had a non-GAAP treatment as prepaids and were expensed at the same time the revenues were realized; instead of when catalogues were received as IFRS states.

(d)	Immaterial provisions for labor and tax matters not recorded.

(e)	Reclassification between capital stock and retained earnings for combination instead of consolidation of capital in 2020.

(f)	Accrual for the tax contingency explained in note 28 of our Audited Financial Statements, which was not recorded previously.

Results of Operations — For the Year 2023 Compared to the Year 2022:

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

Net Revenue

	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s net revenue
BWM	Ps.	5,726,608	6,343,344	(616,736)	(9.7)%
JAFRA(1)		7,282,899	5,164,205	2,118,694	41.0%
Total net revenue	Ps.	13,009,507	11,507,549	1,501,958	13.1%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

BWM:

Net revenue decreased by 9.7%, or Ps.616,736, to Ps.5,726,608 for the year 2023 compared to Ps.6,343,344 for the year 2022, due to the Company continuing to stabilize the number of distributors and associates that comprise our sales network post-pandemic. During the year ended December 31, 2023, distributors increased by 6.1% to 41,825 (compared to 39,413 in 2022), and associates decreased by 4.8% to 741,170 (compared to 778,845 in 2022), which resulted in a decrease of approximately 2.3% in the average monthly order. Volume of units sold decreased 20.8% from 100.3 million in 2022 to 79.4 million in 2023, while the average price per unit increased 13.1% during the same period.

JAFRA:

Net revenue increased by 41.0%, or Ps.2,811,694, to Ps.7,282,899 for the year 2023 compared to Ps.5,164,205 for the year 2022. This increase resulted mainly from (i) the implementation and execution of our business model, which included refreshing the brand and accelerating product innovation with time-to-market being reduced to 7.8 months in 2023 (compared to 18 months in 2022), applying commercial technology, redesigning our catalog, enhancing incentive programs, and boosting overall sales force motivation, among other initiatives, and (ii) consolidation of a full year of net revenue from JAFRA in 2023 compared to only nine months of net revenue in 2022 (April to December).

Cost of Sales

	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s cost of sales
BWM	Ps.	2,443,229	2,576,179	(132,950)	(5.2)%
JAFRA(1)		1,258,026	1,002,914	255,112	25.4%
Total cost of sales	Ps.	3,701,255	3,579,093	122,162	3.4%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

BWM:

Cost of sales decreased 5.2%, or Ps.132,950, to Ps.2,443,229 for the year 2023 compared to Ps.2,576,179 for the year 2022 as a result of decreased revenue, resulting in a gross profit of Ps.3,283,379 for the year 2023 compared to Ps.3,767,165 for the year 2022. As a percentage of net revenue, cost of sales was 42.7% for the year 2023 and 40.6% for the year 2022. The increase of cost of sales as a percentage of net revenues was primarily due to promotions resulting in discounts to our distributors which increased volume of sales but decreased gross margin.

JAFRA:

Cost of sales increased 25.4%, or Ps.255,112, to Ps.1,258,026 for the year 2023 compared to Ps.1,002,914 for the year 2022, as a result of increased revenue of 41.0%. JAFRA historically has had higher gross margins, because of manufacturing most of its products within Mexico and not having to bear international freight costs as does BWM. Gross profit increased 44.8%, or Ps.1,863,582 to Ps.6,024,873 for the year 2023 compared to Ps.4,161,291 for the year 2022.As a percentage of net revenue, cost of sales decreased 2.1% to 17.3% for the year 2023 compared to 19.4% for the year 2022, due to (i) reduced costs achieved through supplier negotiations, (ii) a favorable exchange rate, (iii) a favorable variation in production volume and mix.

Administrative Expenses

	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s administrative expenses
BWM	Ps.	987,981	1,098,426	(110,445)	(10.1)%
JAFRA(1)		1,920,964	1,498,216	422,748	28.2%
Total administrative expenses	Ps.	2,908,945	2,596,642	312,303	12.0%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

Administrative expenses by department are as follows:

	December 31, 2023				December 31, 2022			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Operations	Ps.	549,070	1,150,289	1,699,359	641,575	785,416	1,426,991	(92,505)	364,873	272,368	(14.4)%	46.5%	19.1%
Depreciation		128,450	246,684	375,134	109,055	178,647	287,702	19,395	68,037	87,432	17.8%	38.1%	30.4%
IT		82,853	193,733	276,586	107,304	172,392	279,696	(24,451)	21,341	(3,110)	(22.8)%	12.4%	(1.1)%
Finance		115,906	146,669	262,575	128,832	148,450	277,282	(12,926)	(1,781)	(14,707)	(10.0)%	(1.2)%	(5.3)%
Marketing		46,557	111,107	157,664	44,562	146,516	191,078	1,995	(35,409)	(33,414)	4.5%	(24.2)%	(17.5)%
Quality		23,767	-	23,767	27,845	-	27,845	(4,078)	-	(4,078)	(14.6)%	-%	(14.6)%
Others		41,378	72,482	113,860	39,253	66,795	106,048	2,125	5,687	7,812	5.4%	8.5%	7.4%
Total	Ps.	987,981	1,920,964	2,908,945	1,098,426	1,498,216	2,596,642	(110,445)	422,748	312,303	(10.1)%	28.2%	12.0%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

BWM:

Administrative expenses decreased 10.1%, or Ps.110,445, to Ps.987,981 for the year 2023 compared to Ps.1,098,426 for the year 2022, mainly due to a more streamlined operational structure and effective administrative expenses control as a result of decreased revenue, which resulted in: (i) a reduction in wages paid to employees (due to our slimer structure in 2023), (ii) a reduction in warehouse rent payments and (iii) a lower impairment loss on trade account receivable compared to 2022 due to a greater loss on collection recoverability that occurred post pandemic in 2022. The decrease in administrative expenses was mostly offset by the increase in depreciation of fixed assets. As a percentage of net revenues, administrative expenses remained at the same percentage of 17.3% for the years 2023 and 2022 due to the stabilization of our operational structure.

JAFRA:

Administrative expenses increased 28.2%, or Ps.422,748, to Ps.1,920,964 for the year 2023 compared to Ps.1,498,216 for the year 2022, primarily due to consolidation of a full year of administrative expenses from JAFRA in 2023 compared to only nine months of net revenue in 2022 and to increases in wages paid to employees, services fee payments, depreciation of fixed assets including machinery, leases of vehicles, warehouses and buildings, all of which supported operation growth. As a percentage of net revenues, these expenses represented 26.4% and 29.0% for the years 2023 and 2022, respectively, due to operating leverage.

Selling Expenses

	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s selling expenses
BWM	Ps.	770,008	1,021,281	(251,273)	(24.6)%
JAFRA(1)		2,690,359	1,786,749	903,610	50.6%
Total of selling expenses	Ps.	3,460,367	2,808,030	652,337	23.2%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

The selling expenses major line items include:

	December 31, 2023				December 31, 2022			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Reward program	Ps.	144,374	908,037	1,052,411	364,945	525,818	890,763	(220,571)	382,219	161,648	(60.4)%	72.7%	18.1%
Sales commission		-	1,271,953	1,271,953	-.	853,198	853,198	-	418,755	418,755	-%	49.1%	49.1%
Sales catalogue		282,245	117,258	399,503	345,265	100,488	445,753	(63,020)	16,770	(46,250)	(18.3)%	16.7%	(10.4)%
Sales bonuses and wages		157,821	136,178	293,999	117,235	108,941	226,176	40,586	27,237	67,823	34.6%	25.0%	30.0%
Events and conventions		48,449	197,529	245,978	34,966	38,477	73,443	13,483	159,052	172,535	38.6%	413.4%	234.9%
Others		137,119	59,404	196,523	158,870	159,827	318,697	(21,751)	(100,423)	(122,174)	(13.7)%	(62.8)%	(38.3)%
Total	Ps.	770,008	2,690,359	3,460,367	1,021,281	1,786,749	2,808,030	(251,273)	903,610	652,337	(24.6)%	50.6%	23.2%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

BWM:

Selling expenses decreased 24.6%, or Ps.251,273, to Ps.770,008 for the year 2023 compared to Ps.1,021,281 for the year 2022, due to efficient promotions to the sales force, and reduced catalogs and packaging materials costs. BWM’s selling expenses were 13.4% of net revenue for the year 2023 compared to 16.1% of net revenue for the year 2022. The decrease in selling expenses as a percentage of net revenues was mainly due to the efficient management of selling expenses.

JAFRA:

Selling expenses increased 50.6%, or Ps.903,610, to Ps.2,690,359 for the year 2023 compared to Ps.1,786,749 for the year 2022, primary due to consolidation of a full year of selling expenses from JAFRA in 2023 compared to only nine months of net revenue in 2022 and to an increase in our rewards program, sales commissions, expenses incurred in the volume of sales catalogues printed in order to promote and satisfy the demand of our leaders and consultants. JAFRA’s selling expenses was 36.9% of the net revenue for the year 2023 compared to 34.6% for the year 2022.

Distribution Expenses

	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s distribution expenses
BWM	Ps.	219,339	218,084	1,255	0.6%
JAFRA(1)		373,835	255,432	118,403	46.4%
Total of distribution expenses	Ps.	593,174	473,516	119,658	25.3%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

BWM:

Distribution expenses increased 0.6%, or Ps.1,255, to Ps.219,339 for the year 2023 compared to Ps.218,084 for the year 2022. During 2023, BWM maintained an efficient management of distribution expenses.

JAFRA:

Distribution expenses increased 46.4%, or Ps.118,403, to Ps.373,835 for the year 2023 compared to Ps.255,432 for the year 2022, as a result of the increase in net revenue by 41.0% and consolidation of a full year of distribution expenses from JAFRA in 2023 compared to only nine months of net revenue in 2022.

Financing Income (Cost)

	December 31, 2023				December 31, 2022			Var. $			Var.%
Financing income (cost)	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Interest expense (1)	Ps	(794,231)	(26,031)	(820,262)	(532,282)	(11,039)	(543,321)	(261,949)	(14,992)	(276,941)	49.2%	135.8%	51.0%
Interest income		10,033	35,023	45,056	10,607	18,082	28,689	(574)	16,941	16,367	(5.4)%	93.7%	57.0%
Unrealized loss in valuation of financial derivative instruments (2)		(32,591)	-	(32,591)	(43,522)	-	(43,522)	10,931	-	10,931	(25.1)%	-%	(25.1)%
Foreign exchange gain (3)		230,536	36,827	267,363	233,903	20,295	254,198	(3,367)	16,532	13,165	(1.4)%	81.5%	5.2%
Foreign exchange loss (3)		(340,645)	(33,565)	(374,210)	(315,115)	(22,451)	(337,566)	(25,530)	(11,114)	(36,644)	8.1%	49.5%	10.9%
Total	Ps	(926,898)	12,254	(914,644)	(646,409)	4,887	(641,522)	(280,489)	7,367	(273,122)	43.4%	150.7%	42.6%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

GROUP:

(1)	Interest expense increased 51.0% or Ps.276,941 to Ps.820,262 in 2023 as compared to Ps.543,321 in 2022, mainly due to interest payments on loans obtained to fund the JAFRA Acquisition as of March 31, 2022 (and interest payments associated with our bonds issuance in Mexico in 2023, which increased compared to 2022 due to: (i) cancellation of issuance cost of Syndicated Credit for Ps.50,447, and (ii) increase in the annual average variable rates (TIIE 28 days) of 11.40% in 2023 compared to the 7.91% in 2022, related to interest on our credit lines. (See “—Liquidity and Capital Resources—Indebtedness”).
(2)	To reduce the risks related to fluctuations in the exchange rate of the US dollar, we use derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars. As of December 31, 2023, Betterware had US$97.3 million of forwards contracts, with an average exchange rate of Ps.17.96 compared to US$41.8 million of forwards contracts as of December 31, 2022, with an average exchange rate of Ps.20.31. The difference between the average exchange rate of the forward contracts and the real average exchange rate of Ps.17.74 and Ps.20.12 in each year resulted in the losses in 2023 and 2022.
(3)	Our exposure to currency exchange rate fluctuations and how we mitigate this risk is described in the sections entitled “Risk Factors—Risks Related to Mexico” and “Currency Exchange Rate Fluctuations.” The unrealized loss in valuation of financial derivative instruments as of December 31, 2022 resulted in a foreign exchange loss due to the difference between the agreed exchange rate and exchange rate used to pay the forwards during 2023.

Income Tax Expense

	December 31, 2023				December 31, 2022			Var. $			Var.%
Income tax expense	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Current	Ps.	282,187	363,334	645,521	350,320	183,202	533,522	(68,133)	180,132	111,999	(19.4)%	98.3%	21.0%
Deferred		(141,425)	(119,712)	(261,137)	16,846	(33,448)	(16,602)	(158,271)	(86,264)	(244,535)	(939.5)%	257.9%	1,472.9%
Total	Ps.	140,762	243,622	384,384	367,166	149,754	516,920	(226,404)	93,868	(132,536)	(61.7)%	62.7%	(25.6)%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

BWM:

Income taxes decreased 61.7% or Ps.226,404 to Ps.140,762 for the year 2023 compared to Ps.367,166 for the year 2022, due to higher pre-tax profits paid during the year 2022 as compared to the year 2023, where BWM’s net revenue decreased by 9.7% and interest expense increased by 49.2%.

JAFRA:

Income taxes increased 62.7% or Ps.93,868 to Ps.243,622 for the year 2023 compared to Ps.149,754 for the year 2022, because of the increase in net revenue of 41.0% and consolidation of JAFRA for a full year in 2023 compared to only nine months in 2022.

GROUP:

The effective income tax rate was 27% in 2023 and 37% in 2022 The difference is derived principally from a decrease in certain non-deductible expenses of JAFRA and lower inflation effects in 2023.

Reconciliation of Non-IFRS Measures

Non-IFRS Financial Measures

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

EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	December 31, 2023				December 31, 2022			Var. $			Var.%
In thousands of Mexican pesos	BWM		JAFRA	GROUP	BWM	JAFRA(2)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Net income for the year	Ps.	90,847	955,891	1,046,738	376,902	493,062	869,964	(286,055)	462,829	176,774	(75.9)%	93.9%	20.3%
Add: Total income taxes		140,762	243,622	384,384	367,166	149,754	516,920	(226,404)	93,868	(132,536)	(61.7)%	62.7%	(25.6)%
Add: Financing cost, net (1)		1,074,442	(159,798)	914,644	661,104	(19,582)	641,522	413,338	(140,216)	273,122	62.5%	716.0%	42.6%
Add: Depreciation and amortization		128,450	246,684	375,134	109,055	178,647	287,702	19,395	68,037	87,432	17.8%	38.1%	30.4%
EBITDA	Ps.	1,434,501	1,286,399	2,720,900	1,514,227	801,881	2,316,108	(79,726)	484,518	404,792	(5.3)%	60.4%	17.5%

(1)	The amount of financing cost net is presented before elimination of interest expense between BWM and JAFRA of Ps.147,550 in 2023 and Ps.14,695 in 2022 (See —Note 27 “Segment Information” to the Audited Consolidated Financial Statements).

(2)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

BWM:

For the year 2023, EBITDA decreased 5.3% or Ps.79,726, to Ps.1,434,501 compared to Ps.1,514,227 in 2022, mainly due to a decrease in net revenue of 9.7% and offset by the stabilization of operating expenses in 2023.

JAFRA:

For the year 2023, EBITDA increased 60.4% or Ps.484,518, to Ps.1,286,399 compared to Ps.801,881 in 2022, mainly due to an increase in net revenue of 41.0% and reduced costs achieved through supplier negotiations (1.7-pps), among other factors during 2023.

Betterware’s Capital Expenditures

Our capital expenditures were mainly related to the construction settlements after guarantee period of our new headquarters and distribution center in Jalisco, Mexico. Our capital expenditures of property for the years 2023, 2022 and 2021 amounted to Ps.2,349, Ps.37,500, and Ps.397,000 respectively. The total investment of our new headquarters and distribution center amounted to Ps.1,110,807, and it was completed in 2023.

 Results of Operations — For the Year 2022 Compared to the Year 2021 (as adjusted):

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

Net Revenue

	December 31,		December 31,
	2022		2021
The Group’s net revenue			(as adjusted)
BWM	Ps.	6,343,344	10,067,683
JAFRA		5,164,205	-
Total net revenue	Ps.	11,507,549	10,067,683

The Group:

Net revenue increased by 14.3%, or Ps.1,439,866, to Ps.11,507,549 for the year 2022 compared to Ps.10,067,683 for the year 2021, due to the fact that in 2022 as a result of the JAFRA Acquisition we increased the number of consultants and leaders by 492,191 and 21,385, respectively, which contributed to increase our consolidated net revenue by Ps.5,164,205 in our beauty and personal care product segments sales with: (i) Ps.3,472,919 from the fragrances product line, (ii) Ps.642,876 from color product line, (iii) Ps.611,905 from skin care product line, and (iv) Ps.321,806 from toiletries product line. This increase was offset by a decrease of 37.0% in our net revenue from our home organization segment in comparison to prior year due to a decline in the number of distributors and associates by 22.7% and 26.8%, respectively.

BWM:

Net revenue decreased by 37.0%, or Ps.3,724,339, to Ps.6,343,344 for the year 2022 compared to Ps.10,067,683 for the year 2021, due to the decline in the number of distributors and associates that integrate our sales network in the outcome of the COVID-19 pandemic in comparison to the extraordinary growth during the year ended December 31, 2021. During the year ended December 31, 2022, distributors decreased by 22.7% to 39,413 (compared to 50,972 in 2021), and associates decreased by 26.8% to 778,845 (compared to 1,063,720 in 2021).

Cost of Sales

	December 31,		December 31,
	2022		2021
The Group’s cost of sales			(as adjusted)
BWM	Ps.	2,576,179	4,498,008
JAFRA		1,002,914	-
Total cost of sales	Ps.	3,579,093	4,498,008

The Group:

Cost of sales decreased 20.4%, or Ps.918,915, to Ps.3,579,093 for the year 2022 compared to Ps.4,498,008 for the year 2021, mainly because JAFRA historically has had higher gross margins than BWM, as a result of manufacturing most of its products within Mexico and not having to bear international freight costs as does BWM. Gross profit increased by Ps.2,358,781 from Ps.5,569,675 for the year 2021 to Ps.7,928,456 for the year 2022. As a percentage of net revenue, cost of sales was 31.1% for the year 2022 and 44.7% for the year 2021.

BWM:

Cost of sales decreased 42.7%, or Ps.1,921,829, to Ps.2,576,179 for the year 2022 compared to Ps.4,498,008 for the year 2021 as a result of decreased revenue, resulting in a gross profit of Ps.3,767,165 for the year 2022 compared to Ps.5,569,675 for the year 2021. As a percentage of net revenue, cost of sales was 40.6% for the year 2022 and 44.7% for the year 2021. The decrease of cost of sales as a percentage of net revenues was primarily due to a decrease in international air and sea freight costs during 2022.

Administrative Expenses

	December 31,		December 31,
	2022		2021
The Group’s administrative expenses			(as adjusted)
BWM	Ps.	1,098,426	1,247,742
JAFRA		1,498,216	-
Total administrative expenses	Ps.	2,596,642	1,247,742

The Group:

Administrative expenses increased 108.1%, or Ps.1,348,900, to Ps.2,596,642 for the year 2022 compared to Ps.1,247,742 for the year 2021 primarily due to an increase of (i) 105.3% in wages paid to employees and social security contributions, (ii) 82.9% in repairs, maintenance and other general expenses, and (iii) 250.3% in depreciation. All these expenses increased mainly as a result of the JAFRA Acquisition.

BWM:

Administrative expenses decreased 12.0%, or Ps.149,316, to Ps.1,098,426 for the year 2022 compared to Ps.1,247,742 for the year 2021 primarily due to the restructuring completed during the second half of 2022 in BWM’s operating expenses to stabilize the budgeted sales level, which resulted in a reduction in, among other things, wages paid to employees, advertising, warehouse rent payments and the impairment loss on trade account receivable mostly offset by the increase in depreciation primarily from the new distribution center of Betterware in El Arenal, Jalisco, Mexico. As a percentage of net revenues, administrative expenses represented 17.3% and 12.4% for the years 2022 and 2021, respectively. Increase in administrative expenses as a percentage of net revenues was due to a loss of operating leverage because the decrease in sales.

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

The Group:

Selling expenses increased 123.5%, or Ps.1,551,741, to Ps.2,808,030 for the year 2022 compared to Ps.1,256,289 for the year 2021, primarily due to an increase in sales promotions and incentives, commissions, packaging material costs, events, market research, among others, related to the incorporation of the beauty and personal care segment upon consummation of the JAFRA Acquisition.

BWM:

Selling expenses decreased 18.7%, or Ps.235,008, to Ps.1,021,281 for the year 2022 compared to Ps.1,256,289 for the year 2021, primarily due to a decrease, mainly, in our rewards program and sales catalogues expenses. BWM’s selling expenses were 16.1% of net revenue for the year 2022 compared to 12.5% of net revenue for the year 2021. The increase in selling expenses as a percentage of net revenues was mainly associated with an increase of sales bonuses and wages to hire new staff to promote sales, and the increase in events and conventions expenses.

The selling expenses major line items include:

	December 31, 2022				December 31, 2021
	BWM		JAFRA	GROUP	(as adjusted)	Var. $	Var.%
Rewards Program	Ps.	364,945	525,818	890,763	502,976	387,787	77.1%
Sales commissions		-	853,198	853,198	-	853,198	100.0%
Sales Catalogue		345,265	100,488	445,753	417,185	28,568	6.8%
Sales Bonuses and ages		117,235	108,941	226,176	105,520	120,656	114.3%
Events and Conventions		34,966	38,477	73,443	29,939	43,504	145.3%
Others		158,870	159,827	318,697	200,669	118,028	58.8%
Total	Ps.	1,021,281	1,786,749	2,808,030	1,256,289	1,551,741	123.5%

Distribution Expenses

	December 31, 2022		December 31, 2021
The Group’s distribution expenses			(as adjusted)
BWM	Ps.	218,084	463,779
JAFRA		255,432	-
Total of distribution expenses	Ps.	473,516	463,779

The Group:

Distribution expenses increased 2.1%, or Ps.9,737, to Ps.473,516 for the year 2022 compared to Ps.463,779 for the year 2021. This increase was mainly the result of a 53.9% increase in freight costs in our beauty and personal care segment after consummation of the JAFRA Acquisition, which was partially offset by a 53.0% decrease in freight costs in our home and organization segment as a result of the decrease in sales.

BWM:

Distribution expenses decreased 53.0%, or Ps.245,695, to Ps.218,084 for the year 2022 compared to Ps.463,779 for the year 2021. This decrease relates to the decrease in sales and an 8% average discount in freight costs agreed with our carriers during 2022.

Financing Income (Cost)

	December 31, 2022				December 31, 2021
Financing Income (Cost)	BWM		JAFRA	GROUP	(as adjusted)	Var. $	Var.%
Interest Expense (1)	Ps.	(532,282)	(11,039)	(543,321)	(75,818)	(467,503)	616.6%
Interest Income		10,607	18,082	28,689	25,872	2,817	10.9%
Unrealized (Loss) Gain in Valuation of Financial Derivative Instruments (2)		(43,522)	-	(43,522)	330,315	(373,837)	(113.2)%
Foreign Exchange Loss, Net (3)		(81,212)	(2,156)	(83,368)	(319,739)	236,371	(73.9)%
Financing Income (Cost)	Ps.	(646,409)	4,887	(641,522)	(39,370)	(602,152)	1,529.5%

(1)	Interest expenses increased 616.6% or Ps.467,503 in 2022 as compared to 2021, due to interest payment of the long-term syndicated loan obtained to fund the JAFRA Acquisition and interest payments associated with our bond issuance in Mexico (See “—Liquidity and Capital Resources—Indebtedness”).

(2)	To reduce the risks related to fluctuations in the exchange rate of the US dollar, we use derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars. As of December 31, 2022, Betterware had US$41.8 million of forwards contracts with an average exchange rate of Ps. 20.31 compared to US$134.1 million of forwards contracts as of December 31, 2021, with an average exchange rate of Ps.20.66. The difference between the average exchange rate of the forward contracts and the real average exchange rate of Ps.20.12 and Ps.20.28 in each year resulted in the (loss) and gain in 2022 and 2021, respectively.

(3)	Our exposure to currency exchange rate fluctuations and how we mitigate this risk is described in the sections entitled “Risk Factors—Risks Related to Mexico” and “Currency Exchange Rate Fluctuations.” The unrealized gain in valuation of financial derivative instruments from 2021 was converted in foreign exchange loss when forwards were paid during 2022.

Income Tax Expense

	December 31, 2022			December 31, 2021
	BWM	JAFRA	GROUP	(as adjusted)	Var. $	Var.%
Current	350,320	183,202	533,522	791,856	(258,334)	(32.6)%
Deferred	16,846	(33,448)	(16,602)	22,700	(39,302)	(173,1)%
Total Income Tax Expense	367,166	149,754	516,920	814,556	(297,636)	(36.5)%

Income taxes decreased 36.5% or Ps.297,636 to Ps.516,920 for the year 2022 compared to Ps.814,556 for the year 2021 due to higher pre-tax profits paid during the year 2021 as compared to the year 2022. The effective income tax rate was 37.3% in 2022 and 31.8% in 2021. the difference is derived principally from certain non-deductible expenses of JAFRA.

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

EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	December 31, 2022				December 31, 2021
In thousands of Mexican Pesos	BWM		JAFRA	GROUP	(as adjusted)
Net Income for the period	Ps.	376,902	493,062	869,964	1,747,939
Add: Total Income Taxes		367,166	149,754	516,920	814,556
Add: Financing Cost, net (1)		661,104	(19,582)	641,522	39,370
Add: Depreciation and Amortization		109,055	178,647	287,702	82,122
EBITDA	Ps.	1,514,227	801,881	2,316,108	2,683,987

(1)	The amount of financing cost net is presented before elimination of interest expense between BWM and JAFRA of Ps.14,695 in 2022 (See. —Note 27 “Segment Information” to the Audited Consolidated Financial Statements).

The Group:

For the year 2022, consolidated EBITDA decreased 13.7% or Ps.367,879, to Ps.2,316,108 from Ps.2,683,987 in 2021, mostly due to lower operating leverage in Betterware, which led to an 653bps consolidated EBITDA margin contraction. Comparable EBITDA margin for the year contracted 279bps mainly explained by a lower operating leverage, partially offset by gross margin expansion and the reduction of fixed operating costs to align with our current level of sales in Betterware.

B.	LIQUIDITY AND CAPITAL RESOURCES

All amounts in this section marked with “Ps.” are in thousands of Mexican pesos unless otherwise noted

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

In order to maintain sufficient liquidity, we strive to maintain a minimum cash and cash equivalent monthly balance of Ps.400,000 in order to cover our Selling, General and Administrative expenses. As of December 31, 2023, 2022 and 2021 our cash and cash equivalents were Ps.549,730, Ps.815,644 and Ps.1,175,198, and in each case the balance was higher than our minimum expected cash and cash equivalent balance.

One of our management’s objectives is to prepay long-term debt in order to achieve a leverage index lower than 2x. We currently finance our long-term debt with sources of cash flow generated mainly by JAFRA.

During 2023, BWM imported approximately 91% of its products. Such imports are paid in dollars. To reduce the risk related to fluctuations in exchange rates, BWM uses derivative financial instruments as “forwards” to moderate the exchange risks resulting from future inventory and purchases in dollars. The hedging forwards contracts cover 100% of the product needs until December 2024.

JAFRA has been a highly accretive acquisition for the Company. Prior to the acquisition, Jafra Mexico faced a declining trend in net revenue, which we successfully reversed to secure double-digit growth in 2023. Similarly, EBITDA and EBITDA margin have followed this positive trend. JAFRA has provided us with an attractive portfolio of products that diversify our product offering, with unique brands in different market segments in Mexico and the United States, allowing us to ramp up our international operations in the United States.

Cash Flow

Year Ended December 31, 2023, Compared with Year Ended December 31, 2022

Cash Flows from Operating Activities

Cash flows provided by operating activities increased 40.4%, or Ps.957,077, to Ps.2,366,779 for the year ended December 31, 2023, compared to Ps.1,409,702 for the year ended December 31, 2022, mainly due to a decrease in our Group’s working capital investment (net of accounts receivable, inventory and suppliers) by Ps.408,993 in 2023 compared to 2022. Historically, the Group did not invest in working capital because it is financed by the days payable to suppliers (sales are higher, cash collection from sales is faster than payments made to suppliers). Our inventory turnover increased from 174 days for the year ended December 31, 2022, to 205 days for the year ended December 31, 2023, our days of payables decreased from 171 for the year ended December 31, 2022, to 156 for the year ended December 31, 2023, and our days of receivables increased from 27 days for the year ended December 31, 2022, to 29 days for the year ended December 31, 2023.

Cash Flows from Investing Activities

Cash flows used in investing activities decreased 98.6.%, or Ps.4,759,894, to Ps.(65,328) for the year ended December 31, 2023 compared to Ps.(4,825,222) for year ended December 31, 2022 mainly due to the cash paid in 2022 for the JAFRA Acquisition which amounted to Ps.4,698,463. Cash flows used in investing activities include investment in business acquisitions, technological platform, product innovation, equipment, and property.

Cash Flows from Financing Activities

Cash flows (used in) generated from financing activities decreased by 184.0%, or Ps.(5,623,331) to Ps.(2,567,365) for the year 2023 compared to Ps.3,055,966 for the year 2022. During 2023, we received Ps.3,263,974 under our long-term financing agreements as follows: (i) Ps.1,500,000 from BBVA, (ii) Ps.950,000 from HSBC, (iii) Ps.813,974 from new bonds issuances. Additionally, a total of Ps.3,235,020 was disbursed under our short-term financing agreements as follows: (i) Ps.700,000 from Banamex, (ii) Ps.300,000 from HSBC, (iii) Ps.1,855,020 from BBVA, and (iv) Ps.380,000 from Santander. As of December 31, 2023, we repaid an aggregate amount of Ps.3,135,020 under these short-term financing agreements, of which: (i) Ps.900,000 was paid to Banamex, (ii) Ps.300,000 was paid to HSBC, (iii) Ps.1,555,020 was paid to BBVA, and (iv) Ps.380,000 was paid to Santander. On July 10, 2023, we fully prepaid the syndicated loan with the proceeds from our long-term agreements with BBVA, HSBC and our bonds issuance. For the years ended December 31, 2023, and 2022, we paid dividends in the amount of Ps.648,735 and Ps.949,610, respectively. For the year ended December 31, 2023, we paid interest of Ps.652,313, or 29.6% more compared to Ps.502,847 paid for the year ended December 31, 2022, mainly due to the increase in variable rates under our loans. See “—Liquidity and Capital Resources—Indebtedness.”

Year ended December 31, 2022, compared with year ended December 31, 2021

Cash Flows from Operating Activities

Cash flows provided by operating activities decreased 3.8%, or Ps.55,895, to Ps.1,409,702 for the year ended December 31, 2022 compared to Ps.1,465,597 for the year ended December 31, 2021, mainly derived from a decline in net income in our home organization segment of Ps.1,371,037, decreasing from Ps.1,747,939 in 2021 to Ps.376,902 in 2022, mainly as a result of lower contribution margin driven by lower net sales, which was partially offset by the Ps.493,062 increase in net income arising from our beauty and personal care segment in 2022. Additionally, there was (i) an increase of Ps.287,987 in trade accounts receivable due to the JAFRA Acquisition, (ii) a decrease of Ps.875,340 in accounts payable related to a decrease in sales of BWM which resulted in lower purchases of inventories, and (iii) an increase in interest expense cashflows of Ps.467,503 due to the long-term syndicated loan obtained during 2022 to pay the purchase price and other associated expenses under and in connection with the JAFRA Acquisition. Historically, Betterware did not invest in working capital because it is financed by the days payable to suppliers (sales are higher, cash collection from sales is faster than payments made to suppliers). However, during the year ended December 31, 2022 and due to the decrease in sales, we made an investment in working capital of Ps.659,652 as inventory turnover increased from 104 days during the year ended December 31, 2021, to 174 days during the year ended December 31, 2022, days of payables increased from 165 during the year ended December 31, 2021 to 171 days during the year ended December 31, 2022, and days of receivables were maintained at 27 days for the years ended December 31, 2021 and 2022.

Cash Flows from Investing Activities

Cash flows used in investing activities increased by 1,406.1%, or Ps.(4,504,844), to Ps.(4,825,222) for the year 2022 compared to Ps.(320,378) for year 2021 mainly due to an increase in investing activities associated with the purchase price and other associated expenses under and in connection with the JAFRA Acquisition. Cash flows used in investing activities include investment in business acquisitions, technological platform, product innovation, equipment, and property.

Cash Flows from Financing Activities

Cash flows generated from (used in) financing activities increased by 593.0%, or Ps.3,675,807, to Ps.3,055,966 for the year ended December 31, 2022 compared to Ps.(619,841) for the year ended December 31, 2021. During 2022, we received Ps.4,498,695 under the long-term financing agreement entered with a group of banks integrated by Banamex, HSBC, BBVA, BanBajio, Bancopel and Scotiabank (the “Syndicated Loan”), which was used to pay the purchase price and other associated expenses under and in connection with the JAFRA Acquisition. Additionally, Ps.1,320,010 was disbursed under the short-term financing agreements as follows: (i) Ps.250,000 by Banamex, (ii) Ps.620,000 by HSBC, and (iii) Ps.450,010 by BBVA. As of the date of this annual report, we have repaid an aggregate amount of Ps.1,120,025 under these short-term financing agreements, of which: (i) Ps.50,000 was paid to Banamex, (ii) Ps.620,000 was paid to HSBC, and (iii) Ps.450,010 was paid to BBVA. For the years ended December 31, 2022, and 2021, we paid dividends in the amount of Ps.949,610 and Ps.1,400,000, respectively. For the year ended December 31, 2022, we paid interest of Ps.502,847, a 923.6% increase compared to Ps.49,123 paid for the year ended December 31, 2021, mainly due to the interest paid on our new credit line Syndicated Loan. See “—Liquidity and Capital Resources—Indebtedness.”

Indebtedness

Long Term Debt - Credit Line with HSBC

On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit of up to Ps.950,000, with a term through September 13, 2029 and payment of monthly interest at the TIIE rate (the of interbank interest rate) at 28 days published in BANXICO plus 1.3bp. Ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days. In addition, in case of a default, interest will be paid at the ordinary interest rate multiplied by 2.0pp, and it will be calculated by the number of days effectively elapsed over the base of a year of 360 days.

On September 13, 2023, Betterware drew down all of the Ps.950,000 of the credit line with HSBC to pay our revolving lines.

Long Term Debt - Offering of Bonds in Securities Commission and listed on the Mexican Stock Exchange (BWMX 23 and BWMX 23-2)

On July 7, 2023, Betterware successfully concluded the offering of a two-tranche bond issuance for a total of Ps.813,974, with maturities of four and seven years, offered in the Mexican market. The third offer of bonds for Ps.313,374 started paying interest at 12.41% rate and for the subsequent monthly payments, the rate will be based on the 28-day TIIE rate issued by BANXICO plus 0.90%, and the fourth offer of Ps.500,000 will pay interest semi-annually at a fixed rate of 11.23% during the bond term. Principal is to be paid upon each bond’s maturity.

On July 10, 2023, Betterware used the proceeds of the bonds, net of issuance costs of Ps.810,197, to pay the syndicated credit line.

Long Term Debt - Credit Line with BBVA

On July 5, 2023, Betterware entered into a credit agreement with BBVA, for up to Ps.1,500,000, with a term of 60 months and monthly interest payments at 28-day TIIE rate published in BANXICO (on non-business days, the TIIE rate could be at 26, 27 or 29 days) plus the applicable margin. Ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days. In addition, in case of a default, interest will be paid at the ordinary interest rate multiplied by 2.0pp and it will be calculated by the number of days effectively elapsed over the base of a year of 360 days.

On July 10, 2023, Betterware used the Ps.1,500,000 of the credit line with BBVA to pay the syndicated credit line.

Long Term Debt - Syndicated Credit Line

On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel, and Scotiabank, as syndicated lenders, for a credit line of up to Ps.4,498,695. The funds under the credit line were entirely allocated to the JAFRA Acquisition in Mexico and the United States. The credit line has a maturity of 5 years from the date of signing the contract in March 2022, which pays monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. The first 24 months the credit line has no principal payments, and from month 25 principal payments begin in an increasing manner, with a remaining payment of 30% in month 60. JAFRA’s subsidiaries are jointly responsible for this credit.

During the months of March and June 2023, Betterware made two principal payments for Ps.1,000,000 and Ps.250,000, respectively. On July 10, 2023, the remaining principal of the syndicated loan for Ps.3,248,695 was settled. The resources used came from long-term debt: Ps.1,500,000 from BBVA and Ps.810,197 from the new bond issue; and short-term loans: Ps.550,000 from the revolving line with BBVA, Ps.150,000 from the revolving line with Santander, Ps.50,000, from the revolving line with HSBC, Ps.150,000 from the loan with Jafra Cosmetics International, S.A. de C.V., and the remaining amount of Ps.38,498 was provided from Betterware’s available cash on the settlement date.

Management considered the transaction as an extinguishment of the original debt (Syndicated Loan) and a new debt was recognized for the long-term simple credit lines with BBVA and HSBC, mainly due to substantial differences in financial obligations. As a result of the extinguishment of the debt from July to December 2023, the Company cancelled in profit or loss the outstanding remainder of the initial issuance costs for the original debt (syndicated credit), which amounted to Ps.(50,447).

Long Term Debt - Offering of Bonds in Securities Commission and listed on the Mexican Stock Exchange (BWMX 21X and BWMX 21-2X)

On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities of four and seven years, offered in the Mexican market and issued at favorable conditions for the Company. The first offer of sustainability bonds for Ps.500,000 started paying interest at 5.15% rate plus 0.40% and for the subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40%. The second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35% during the sustainability bond term. Principal is to be paid upon each bond’s maturity.

On August 31, 2021, Ps.588,300 of proceeds received from the bond offering were used for the prepayment of the following long-term debt: Ps.521,449 were paid to the secured credit line with Banamex, plus an additional Ps.18,172 to cancel the swap linked to that loan, and Ps.48,679 to the credit line with BBVA. The rest of the proceeds were used for general corporate purposes, including additional investments in Campus Betterware and other initiatives with positive environmental and social impacts.

Banamex- Unsecured Credit Line

Betterware has an unsecured credit line with Banamex of up to Ps.400,000, amounted to 28-days TIIE plus 110 basis points. As of December 31, 2021, the interest rate was 28-days TIIE plus 285 basis points. During 2023 and 2022, Betterware drew down Ps.700,000 and Ps.250,000, respectively, and as of December 31, 2023, and 2022 has been reimbursed to Ps.900,000 and Ps.50,000, respectively. During 2021, BWM did not draw down under this credit line.

HSBC-Credit Line

On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps.50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to Ps.150,000. During the years 2023, 2022 and 2021, Betterware received Ps.300,000, Ps.620,000 and Ps.20,000, respectively, which, as of December 31, 2023, 2022 and 2021, had been paid. This credit line matured on March 24, 2024.

BBVA-Credit Line

On April 5, 2022, the Group entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was increased to up to Ps.800,000. The line of credit bears interest at the 28-day TIIE rate plus 206 basis points, payable monthly, with a term of 36 months from the date of signing the original contract. During the years 2023 and 2022, Betterware drew down Ps.1,855,020 and Ps.450,010, respectively, and repaid Ps.1,555,020 and Ps.450,010, respectively.

Santander-Credit Line

On May 30, 2022, Betterware entered into a current account credit agreement with Santander México, S.A., for an amount of Ps.200,000. BLSM is jointly and severally liable for this credit. This line of credit accrued interest at the TIIE rate plus 190 basis points. During fiscal year 2023, Betterware drew down Ps.380,000 under this credit line and which has been repaid to Santander. This line of credit matured on May 30, 2023.

Banamex- Secured Credit Line

In December 2018, the Group obtained a secured credit line with Banamex for an amount of Ps.400,000 to build the new Campus Betterware. On January 30, 2020, the Group renegotiated the interest rate of the secured credit line with Banamex, which changed from the TIIE rate plus 317 basis points to the TIIE rate plus 260 basis points. In addition, withdrawals from this credit line were extended to August 2020, and were payable on a quarterly basis from September 2020 up to December 18, 2025.

On July 30, 2020, a total amount of Ps.195,000 was withdrawn from a credit agreement signed on June 3, 2020, with Banamex. This loan bears interest at the TIIE rate plus 295 basis points maturing on December 30, 2025.

During the first seven months of 2021, Betterware made payments to secured credit line with Banamex, for Ps.46,167. The full amount of Ps.521,449 of the loan, including interest, was repaid on August 31, 2021.

BBVA - Simple Credit Line

On September 20, 2020, the Group entered into a credit line with BBVA for up to Ps.75,000 bearing interest at 7.5%, payable monthly. The credit line had racks in the Group’s distribution center pledged as collateral for an amount of Ps.80,901.

During the first seven months of 2021, Betterware made payments to credit line with BBVA, for Ps.16,325. The full amount of Ps.48,679 of the loan, including interest, was repaid on August 31, 2021.

Our debt instruments contained the following financial ratios and covenants.

The long-term debt of the credit line with HSBC contains the following financial ratios:

a)	A leverage ratio less than or equal to 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

The long-term debt of the credit line with BBVA contains the following financial ratios:

a)	A leverage ratio equal to or less than 3.50 to 1.0.

b)	A debt service coverage ratio greater than or equal to 1.25 to 1.0.

The long-term debt of the syndicated credit line contains the following financial ratios:

a)	A leverage ratio equal to or less than 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

c)	A minimum stockholders’ equity equivalent to 90% of stockholders’ equity at the close of the last immediately preceding fiscal year.

The short and long-term debt of credit lines with banks contain the following covenants, among others:

a)	Provide the quarterly financial statements 20 days after the end of each quarter (1st to 3rd) and 40 days after the end of the 4th quarter and provide the audited consolidated financial statements 120 days after at the end of the fiscal year.

b)	Compliance with fiscal, social security and environmental laws and contractual obligations, among others; and payments of any taxes or related expenses.

c)	Maintain current payments of insurance policies.

d)	No mergers, splits or liens without the consent of the agent.

The long-term debt of the bond issue contains the following covenants, among others:

a)	Use the funds from the placement of the Stock Certificates for the permitted purposes.

b)	Compliance with the general provisions applicable to securities issuers and other participants; among them, the delivery of quarterly financial information and an annual report to the Banking Commission (CNBV, for its acronym in Spanish) and BMV.

c)	Compliance with the general provisions applicable to entities and issuers supervised by the CNBV that hire external audit services.

The Group was in compliance with all covenants as of December 31, 2023, 2022 and 2021. As of December 31, 2022, we obtained a waiver from the agent bank of the requirement to maintain minimum stockholders’ equity equivalent to at least 90% of stockholders’ equity at the close of the last immediately preceding fiscal year. This wavier was necessary as a result of a 10% decrease of stockholders’ equity due to the effects of the pandemic. The agent bank agreed to reduce the requirement to 80% of stockholders’ equity and the waiver was valid from October 27, 2022, through March 31, 2023, at which point our stockholders’ equity was in compliance with the 90% requirement.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information in this annual report to be not necessarily indicative of our future results of operations or financial condition.

E.	CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

See —Note 4 “Critical accounting judgments and key sources of estimation uncertainty” to the Audited Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

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

Name	Age	Position Held
Luis German Campos Orozco	71	Chairman of the Board
Andres Campos Chevallier	41	Group Chief Executive Officer and Board Member
Santiago Campos Chevallier	32	Managing Director of BWM and Board Member
Maria Dolores Sanchez Cano Gascon (1)	62	Managing Director of JAFRA Mexico and Board Member
Pilar Sanchez Valdovinos (2)	48	Managing Director of JAFRA Mexico
Virginia Cervantes	57	Jafra North America Region Director
Alejandro Ulloa Miranda	50	Corporate Chief Financial Officer
Mauricio Alvarez Morphy	54	Corporate Chief Information Officer
Leonardo de Jesus Ayala Latapí	52	Corporate Chief Business Intelligence Officer
José Carlos Gómez Rosales	64	Vice President of JAFRA Manufacturing
Eduardo Vladimir Symanski Mantey	46	Corporate Human Resources Director
Jose de Jesus Valdez Simancas	71	Independent Board Member
Dr. Martín M. Werner Wainfeld	61	Independent Board Member
Dr. Guillermo Ortiz Martinez	74	Independent Board Member
Federico Clariond Domene	50	Independent Board Member
Salvador Alva Gomez	63	Independent Board Member
Silvia Lucia Davila Kreimerman	53	Independent Board Member
Reynaldo Vizcarra Mendez	58	Secretary

(1)	Maria Dolores Sanchez Cano was the Managing Director of JAFRA Mexico until December 31, 2023.
(2)	Pilar Sanchez Valdovinos was named the Managing Director of JAFRA Mexico since January 1, 2024.

Background of Our Officers and Directors

The Group’s board of directors is composed of the following members and a non-member Secretary:

●	Luis Campos has been in the direct-to-consumer business for more than 30 years. He has been chairman of Betterware de México since he bought the Company in 2001. Prior to Betterware, Mr. Campos served as Chairman of Tupperware Americas (1994 – 1999), Chairman of Sara Lee — House of Fuller Mexico (1991 – 1993), and Chairman of Hasbro Mexico (1984 – 1990). Mr. Luis Campos is an active member of the “Consejo Nacional de Comunicación”, an active member of the “Consejo Consultivo” of Banamex and he was an active member of the Direct Selling Association, The Latin America Regional Managers’ Club, The Conference Board, and a board member of the Economic Development Commission of Mid Florida, Casa Alianza-Covenant House, The Metro Orlando International Affairs Commission, SunTrust Bank and Casa de Mexico de la Florida Central, Inc. Mr. Campos was selected to serve on Betterware’s board of directors due to his extensive experience in consumer product companies, especially in the direct sales, as well as his relevant top-level experience in American public multinational companies. Luis Campos is the father of Andres and Santiago Campos.

●	Andres Campos has been CEO of Betterware de México since 2018. Prior to becoming CEO, within the Company, Andres Campos served as Commercial Director (2014 – 2018) and Strategy and New Businesses Director (2012 – 2014). Prior to Betterware, Mr. Campos worked in Banamex Corporate Banking area (2012 – 2014) and in KPMG as an Auditor (2004 – 2005). Andres holds a bachelor’s degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Cornell University. On January 4, 2024, Andres was appointed Betterware Group CEO, which includes Betterware and Jafra brands, both in Mexico and abroad. Andres will report directly to Luis Campos, Chairman of the Board. During his eleven years in Betterware, Andres has been a key contributor to the company’s different stages of outstanding growth, where his leadership strength and strategic vision added to the company´s overall success. Andres Campos is son of Luis Campos and brother of Santiago Campos.

●	Santiago Campos has served as Director of Innovation and Communication at Betterware since 2018. Before assuming the CMO role in 2019, he worked rotational periods with the Sales team, and lived in China for 6 months working with our Quality team. Prior to joining Betterware, he served as Commercial Director at a local Real Estate Development company. On January 4, 2024, Santiago assumed the position of Managing Director of Betterware Mexico, reporting directly to Andres Campos. Santiago holds a bachelor’s degree in public accounting and finance from Instituto Tecnológico y de Estudios Superiores de Monterrey, LEAD Professional Degree from Stanford University and Design Thinking Certificate from Kellog Executive Education. Santiago was selected to serve on Betterware’s board of directors due to his instinct in product innovation and household needs in the Company’s market target group. Santiago Campos is son of Luis Campos and brother of Andres Campos.

●	Maria Dolores Sanchez Cano served as Jafra Mexico’s Managing Director for the past 18 years and as a member of the Betterware Board since June 6th, 2023. On November 6, 2023, she was appointed as the South America Expansion Director, effective January 1, 2024. Ms. Sánchez-Cano will oversee the expansion into the South American markets where the company will initially enter Peru and Colombia. Ms. Sánchez-Cano possesses over 30-years’ experience with the company a. Ms. Sánchez-Cano has a B.A. in Communication from Universidad Iberoamericana.

●	Pilar Sanchez joined Jafra Mexico with extensive experience in leading consumer goods organizations, driving categories growth, building brands value, launching breakthrough innovation, and developing high-performance teams. In her previous experience she served as Chief Marketing Officer of Mondelez Mexico, and before that, she held various local, regional, and global positions of increasing responsibility at PepsiCo for 17 years, serving in broad functional roles such as marketing, innovation, strategy, and R&D. Pilar has immersed herself into the business since joining the company in July, 2023, and has been appointed as the Managing Director of Jafra Mexico, effective January 1, 2024.

●	Virginia Cervantes has extensive expertise and track record in brand building strategy and business management for multinational companies (FMCG). Her experience crosses multiple categories (Cosmetics & Personal Care, Food & Beverages, Nutrition), multiple geographies (North America, Latin America, Western Europe) and multiple roles as CMO and Managing Director in companies such as PepsiCo, Kellogg’s, Avon Cosmetics, and Kraft Foods. She has thus become a key industry player in areas like brand positioning, business expansion, and P&L turnarounds. Virginia, former director of Commercial Planning for Jafra Mexico and the United States became the new Jafra North America Region Director for the Group, leading the markets of Mexico, the United States and, eventually Canada, effective January 1, 2024.

●	Alejandro Ulloa joined Betterware with extensive experience at large and multinational companies including Citelis (Organización Ramírez), where he served as Chief Financial Officer; General Electric, where he was Director of Equity; and Banamex Citigroup, where he held various positions of increasing responsibility, including Vice President of Financial Institutions at the Corporate and Investment Banking, Manager of Relations with Financial Institutions and Corporate and Investment Bank, Relationship Manager for Institutional Remedial Management and Credit Analyst. Mr. Ulloa also served as a member of Banorte’s regional Board. He has a bachelor’s degree in economics from ITAM, where he also received a Diploma in Credit and Financial Risk Management; and holds an MBA from Yale University and has an Executive Diploma in Real Estate Management from Harvard University.

●	Mauricio Alvarez joined to Betterware as CIO in August 2020 responsible for information technology spanning applications, data, cybersecurity and infrastructure, all a vital part of nearly every aspect of our customer and service experience. Mauricio joined Betterware from multinational customer experience companies including Atento where he was Chief Information Officer for the US, Mexico, and Central America. Before Atento, Mauricio co-founded Flip Technologies, a SaaS provider for nonprofit organizations and held various IT & Innovation leadership roles of increasing responsibility at The Coca-Cola Company globally. Mauricio holds a bachelor’s degree in computer systems from the Universidad Iberoamericana in Mexico City.

●	Leonardo Ayala has worked for ten years developing business analysis capabilities for Betterware. Previously he held positions in Business Analysis and Commercial Strategy for telecommunications companies such as Telefónica Movistar (2007-2012) and in the financial sector (Grupo Profuturo 1996-2006). Leonardo holds a B.A. in Business Administration from Universidad Nacional Autonoma de México (UNAM).

●	José Carlos Gómez has established himself as a strategic and decisive global leader, with 32 years of experience in multinational consumer products and cosmetics. Within Jafra he has focused on elevating the Company’s brand and value, as well as improving the customer experience through the people-first approach. He maintains a leadership style that allows him to share different perspectives and bring diversity to drive change and operational excellence in the business. He graduated as a Food Engineer and has a Master’s in Finance from the Universidad de las Americas, Puebla. He also has a Diploma in Supply Chain Innovation from Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), coursed programs in Leadership Development, Human Resources Management, Marketing, and Management Practices in different institutions such as Harvard Business School, Polytechnic University of Valencia, Spain and AOA Intercultural Nantes France.

●	Eduardo Szymanski joined Betterware de Mexico as Human Resources Director in June 2022 and since May 2023 he took the position of Corporate Human Resources Officer for the Group. Prior to joining Betterware, Eduardo worked for companies such as Grupo Modelo, Grupo Posadas, Aeromexico, and Aleatica de Mexico in different leadership roles within the Human Resources areas. Mr. Szymanski holds a bachelor’s degree in psychology from the Universidad Iberoamericana and a Master’s degree in Organizational Development from the Instituto de Estudios de Posgrado en Ciencias y Humanidades.

●	Jose de Jesus Valdez. Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

●	Dr. Martín M. Werner, who has served as DD3’s Chief Executive Officer and Chairman of the Board since inception, is a founding partner of DD3 Capital. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. Dr. Werner continues to serve as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), which is one of Mexico’s largest private concessionaires and operates more than 760 kilometers of toll roads and is owned by Goldman Sachs Infrastructure Partners. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s Public debt after the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion; he is also member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States; the Board of Directors of Grupo Aeroportuario Centro Norte, one of Mexico’s largest airport operators; and he is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor’s degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.

●	Dr. Guillermo Ortiz has served as Chairman of BTG Pactual Latin America ex-Brazil, a leading Brazilian financial services company with operations throughout Latin America, the U.S. and Europe, since 2015. Prior to joining BTG, from 2010 to 2015, he was Chairman of the Board of Grupo Financiero Banorte-Ixe, the largest independent Mexican financial institution. Dr. Ortiz also served two consecutive six-year terms as Governor of Mexico’s Central Bank from 1998 to 2009. From 1994 to 1997, Dr. Ortiz served as Secretary of Finance and Public Credit in the Mexican Federal Government where he guided Mexico through the “Tequila” crisis and contributed to the stabilization of the Mexican economy, helping return the nation to growth in 1996. He has served on the Board of Directors of the International Monetary Fund, the World Bank and the Interamerican Development Bank. Dr. Ortiz is Chairman of the Pe Jacobsson Foundation, a member of Group of Thirty, Board of Directors of the Center for Financial Stability, Board of Directors of the Globalization and Monetary Policy Institute, Board of Directors in the federal Reserve Bank of Dallas and Board of Directors of the China’s International Finance Forum. He is also an officer of Zurich Insurance Group Ltd. And a Member of the Board of Directors of Wetherford International, a leading company in the oil and equipment industry, as well as of a number of Mexican companies, including Aeropuertos del Sureste, one of Mexico’s largest airport operators, Mexichem, a global leading petrochemical group, and Vitro, a leading glass manufacturer company in Mexico. Dr. Ortiz is also a member of the Quality of Life Advisory board of the Government of Mexico City. Dr. Ortiz holds a bachelor’s degree in economics from Universidad Nacional Autónoma de México (UNAM), a master’s degree and a Ph.D. in economics from Stanford University. Dr. Ortiz was selected to serve on our board of directors due to his significant government service and finance experience.

●	Federico Clariond has served as CEO of Valores Aldabra, a single-family office with investments in financial services, aluminum, packaging and consumer goods companies, since 2011, and as CEO of Buro Inmobiliario Nacional, a Real Estate investment vehicle with holdings in the hospitality, industrial, office, and commercial spaces throughout Mexico, since 2015. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies ranging from the financial services, aluminum, packaging and consumer goods industries. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

●	Salvador Alva is a consultant, entrepreneur and member of various boards and civil associations. He was President of the Instituto Tecnologico y de Estudios Superiores de Monterrey from 2011 to 2020, President of PepsiCo Latin America from 1983 to 2008 and Vice President of Marketing and Planning of Cerveceria Moctezuma from 1972 to 1982. Mr. Alva holds a Barchelor´s degree in Chemical Engineering from UNAM and an MBA from Universidad de las Americas.

●	Silvia Davila is a proven leader with over 30 years of experience working with leading consumer companies in various roles and possesses deep knowledge of the Latin American market. Silvia Davila currently serves as President of Danone LATAM. She has vast experience in financial and digital transformation achieving sustained business growth. Her leadership style is based on empowerment and team development, consistently building high-performing teams to simplify operations, adding value through processes, and promoting ideas that generate sustained growth. She is determined, committed and passionate, and always a strategic leader who develops people. Silvia joined Danone in 2017 as Regional President LATAM for dairy products, and since 2020, she is a member of the Global Executive Committee and responsible for the operation in Mexico and for all categories in LATAM. Prior to Danone, she worked in Mars (2004-2017), Procter & Gamble (1992-2003) and McDonald´s Mexico (1989-1992). Silvia holds a Bachelor´s degree in Marketing from UNITEC, where she graduated with honors, a Master´s degree in Business Economics form ITESM and post-graduate studies from Harvard, IMD and INSEAD.

●	Reynaldo Vizcarra (non-member Secretary) is a member of Baker & McKenzie’s Corporate and Transactional Practice Group. He is a professor at the University Anáhuac del Norte where he teaches foreign investment as part of the Master of Laws program, and an instructor at Universidad Panamericana’s Baker McKenzie Seminar. He joined Baker & McKenzie’s Mexico City office in 1986, handling foreign investments, banking and finance matters and international agreements. He also worked in the Chicago office’s Latin America Practice Group, advising on investments and acquisitions in Latin America (1996 – 1997). In 2000, Mr. Vizcarra co-founded Baker & McKenzie’s Guadalajara office, where he led the Banking & Finance Practice Group. In August 2005, he transferred to Baker McKenzie’s Cancun office as a founding member and director mainly handling tourism and real estate projects. In 2009, he transferred back to the Mexico City office, where he was local managing partner for four years and thereafter became National Managing Partner of the Firm in Mexico until August 2018.

B.	COMPENSATION

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

For the year ended December 31, 2023, we paid our top management a fixed aggregate compensation of approximately Ps.45,888 plus a variable aggregate compensation for bonuses of approximately Ps.16,686. The amounts payable under the performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives. Overall, the total executive compensation for 2023 was Ps.62,574.

The Group has a compensation incentive plan (the “Incentive Plan”) based on Betterware’s shares with certain key officers and directors The Incentive Plan was approved at the Board of Directors meeting held on August 15, 2019, and modified on July 30, 2020, and the objective was for the officers and directors to contribute significantly to the growth of the Group and align the economic interests of management with those of the shareholders. The Incentive Plan is aligned with shareholder interest in management’s ability to deliver operating results that potentially benefit the stock price. If the established results are achieved, a gradual delivery of shares will be carried out over a period of 4 to 5 years (see Note 23 of the Audited Consolidated Financial Statements). There must be a performance metric based on EBITDA (earnings before interest, taxes, depreciation and amortization) and each individual’s permanence in the Group, which will be delivered based on the particular compensation plans of each individual.

The effects associated with the award of share-based payments were recognized in the consolidated statement of income and other comprehensive income in our Audited Consolidated Financial Statements, with the corresponding effect in stockholders’ equity, in the share premium account through December 31, 2022. In May 2021, the conditions of the share-based compensation plan for the Executive Chairman of the Board were met, so in June 2021, shares of Betterware equivalent to 2%, or 731,669, the total stipulated in the Incentive Plan, were delivered to Campalier.

C.	BOARD PRACTICES

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix (as of December 31, 2023)
Country of Principal Residence	Mexico
Foreign Private Issuer	Yes, Mexico
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	11
Country of Principal Residence	Mexico

Board Diversity	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity Directors	2	9	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or American Indian	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	2	9	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	-	-	-	-
Two or More Races Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Residence	Mexico
Foreign Private Issuer	Yes, Mexico
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
Country of Principal Residence	Mexico

Board Diversity	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity Directors	-	9	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native or American Indian	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	9	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Board Committees

The Group’s Audit and Corporate Practices Committee has the following specifications:

Composition

●	The Audit and Corporate Practices Committee of the Group consists of three members appointed by the board itself, in accordance with the provisions of Nasdaq, the Group’s bylaws and other legal provisions, in the understanding, however, that the chairman of the Audit and Corporate Practices Committee will be elected by the General Assembly of Shareholders of the Group.

●	The members of the Audit and Corporate Practices Committee are independent as under Nasdaq requirements.

●	The Audit and Corporate Practices Committee may create one or more sub-committees, to receive support in the performance of its functions. The Audit and Corporate Practices Committee is empowered to designate and remove the members of said sub-committees and to determine their powers.

●	As of the date of this annual report, the members of the Audit and Corporate Practices Committee are:

i.	Federico Clariond — Chairman — Federico Clariond has served as CEO of Valores Aldabra, since 2011, and as CEO of Buro Inmobiliario Nacional. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

ii.	Maria Dolores Sanchez has served as Jafra Mexico’s Managing Director for the past 18 years and as a member of the Betterware Board since June 6th, 2023. On November 6, 2023, she was appointed as the South America Expansion Director, effective January 1, 2024. Ms. Sánchez-Cano will oversee the expansion into the South American markets where the company will initially enter Peru and Colombia. Ms. Sánchez-Cano possesses over 30-years’ experience with the company a. Ms. Sánchez-Cano has a B.A. in Communication from Universidad Iberoamericana.

iii.	Jose de Jesus Valdez Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

Sessions Frequency

●	The Audit and Corporate Practices Committee and its sub-committees meet with the necessary frequency for the performance of their duties, at the request of any of its members, the Board of Directors or its Executive President or the General Assembly of Shareholders; in the understanding that it must meet at least 4 (four) times during a calendar year.

●	The sessions of the Audit and Corporate Practices Committee and its sub-committees may be held by telephone or videoconference, with the understanding that the Secretary of the respective session must take the corresponding minutes, which must in any case be signed by the Executive President and the respective Secretary, and collect the signatures of the members who participated in the session.

Functions

●	Regarding Corporate Practices, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law, especially the provisions of section I (first) of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

●	Provide opinions regarding transactions between related parties to the General Assembly of Shareholders and the Board of Directors.

●	Develop, recommend and review corporate governance guidelines and guidelines of the Group.

●	Recommend modifications to the bylaws of the Group.

●	Analyze and review all legislative, regulatory and corporate governance developments that may affect the operations of the Group and make recommendations in this regard to the Board of Directors.

●	Prepare and propose the different manuals necessary for the corporate governance of the Group or for compliance with the applicable provisions.

●	Define the compensation and performance evaluation policies of the senior executives of the Group.

●	Use the best compensation practices to align the interests of the Shareholders and the senior executives of the Group, being able to hire any independent expert necessary for the development of this function.

●	Ensure access to market data and best corporate practices through external consultants specialized in the field.

●	Develop a plan for the succession of senior executives of the Group.

●	In matters of Audit, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law especially the provisions of section II of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

●	Determine the need and viability of the fiscal and financial structures of the Group.

●	Comment on the financial and fiscal structure of the international expansion of the Group.

●	Comment on the financial reports, accounting policies, control and information technology systems of the Group.

●	Evaluate and recommend the external auditor of the Group.

●	Ensure the independence and efficiency of the internal and external audits of the Group.

●	Evaluate the transactions between related parties of the Group, as well as identify possible conflicts of interest derived from them.

●	Analyze the financial structure of the Group, in the short, medium and long term, including any financing and refinancing transactions.

●	Review and comment on the management of the Group’s treasury, risk and exposure to fluctuations in exchange rates and hedging instruments of the Group, whatever their nature or denomination.

●	Evaluate the processes and selection of insurance brokers, as well as the coverage and premiums of the Group’s insurance policies.

D.	EMPLOYEES

The following table provides information regarding the number of our employees for the years 2023, 2022 and 2021, respectively:

	Number of Employees
	December 31,	December 31,	December 31,
	2023	2022	2021
Operations	1,348	1,528	977
Sales and marketing	520	147	167
Finance, administration, human resources, IT	426	502	128
Total	2,294	2,177	1,272

E.	SHARE OWNERSHIP

Not applicable.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all directors and executive officers as a group.

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

	Ordinary shares
	Beneficially
	Owned as of
	date of this
	annual report
	Ordinary Shares
	Number	%
Five Percent or More Holders
Campalier S.A. de C.V.(1)	20,117,829	53.91%
Other Shareholders	17,126,091	45.89%
Total of all our executive officers, directors, independent board members and secretary	—	—

(1)	This entity is controlled by Luis Campos, our Board Chairman.

B.	RELATED PARTY TRANSACTIONS

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

Other than as disclosed in this annual report and the Audited Consolidated Financial Statements attached hereto and other than in the ordinary course of business, since the beginning of our preceding three financial years, we do not have transactions or loans with the Group’s related parties other than as follows:

On June 23, 2022, our subsidiary Programa Lazos, as borrower, entered into a loan agreement for an amount of Ps.150,000 with Campalier, as lender. As of December 31, 2022, Programa Lazos had withdrawn Ps.120,000 under such loan. Principal amount beared a monthly variable interest rate of TIIE plus 349 basis points, and it did not contain a specific maturity date. On August 31, 2023, Programa Lazos repaid the total amount of the loan that it had with Campalier in the amount of Ps.122,500 and entered into a new loan with Betterware de Mexico as a lender, bearing a monthly interest rate of TIIE plus 349 basis points.

In October 2023, Betterware de México, S.A.P.I. de C.V. and Campalier, S.A. de C.V., signed a service agreement in which Betterware undertakes to provide Campalier with specialized services in an arm´s length transaction, such as: consulting, accounting and financial advice, with monthly payments. The total amount paid during the year was Ps.222.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED AND COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our Audited Consolidated Financial Statements are included in Item 18. The Audited Consolidated Financial Statements were audited by independent registered public accounting firm and are accompanied by their audit reports.

Legal Proceedings

We are not involved in or threatened by any material proceeding that we are not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on our consolidated financial position, results of operations and cash flows.

Dividend Distribution Policy

We have created an Investment Committee which evaluates and recommends the Board of Directors whether or not to pay dividends. As of the date of this annual report, we have not implemented a dividend policy.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in our Audited Consolidated Financial Statements and elsewhere in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2023. Please see Note 29 of the Audited Consolidated Financial Statements.

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

General

Betterware is a company incorporated under the Mexican General Corporations Law on June 20, 1995, as a stock corporation with variable capital or “Betterware de México, S.A. de C.V.” (Sociedad Anonima de Capital Variable for its acronym in Spanish) with the initial register file number 195,312 in the Public Registry of Property and Commerce (“Registro Publico de la Propiedad y del Comercio” in Spanish). On June 30, 2020, we became a publicly traded stock corporation with variable capital (Sociedad Anonima Bursatil de Capital Variable in Spanish) with register file number 15416*1 in the Public Registry of Property and Commerce, and finally, on August 2, 2021, Betterware adopted the form of Sociedad Anonima Promotora de Inversion de Capital Variable as a requirement of National Banking and Stock Commision (Comision Nacional Bancaria y de Valores) due to an issuance of bonds. As Betterware is a Mexican corporation, the rights of holders of Betterware’s shares will be governed directly by Mexican law and the Amended and Restated Charter.

Purposes

The Company’s purpose is (i) to establish and manage all types of commercial or civil companies; (ii) purchase and sale, negotiation, marketing, promotion of all types of products, solutions, home accessories, personal use, cleaning, and personal care products, direct or indirect through third parties and (iii) purchase and sale of real estate, among other things.

Shareholder Meetings

●	Held at the corporate domicile of the company or, in the case of unanimous resolutions, the place where the shareholders are met.

●	Notice:

●	A copy of the notice of any shareholders’ meeting shall be published not fewer than fifteen (15) calendar days prior to the date of the proposed meeting in the electronic system of the Corporations Publications of the Mexican Ministry of Economy.

Shareholders’ Voting Rights

●	Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the member.

●	Depending on the matter that requires shareholders’ approval, the by-laws and Mexican law provide a fixed quorum.

●	The annual ordinary shareholders’ meeting must have a quorum of at least 50% plus one of the outstanding shares of the company’s capital stock and all resolutions shall be approved with the affirmative vote of at least the majority of the present shares. In the event of a second or subsequent call, the general ordinary stockholders’ meeting may be validly held regardless of the number of shares represented, and its resolutions shall be valid when adopted by majority vote of the shares represented at the meeting.

●	The extraordinary shareholders’ meetings must have a quorum of at least 75% of the outstanding shares of the company’s capital stock and all resolutions must be approved with the affirmative vote of at least 50% of the outstanding voting shares of the company. In the event of a second or subsequent call, extraordinary general stockholders’ meetings may be validly held if 50% of the outstanding voting shares of the company is represented, and their resolutions will be valid if adopted by the favorable vote of shares representing at least 50% of the outstanding voting shares of the company.

●	Notwithstanding the provisions of the preceding paragraph, the favorable vote of shares with or without voting rights representing (i) 75% (seventy-five percent) of the Company’s outstanding capital stock shall be required to amend the Company’s by-laws and (ii) 95% (ninety-five percent) of the capital stock of the Company to resolve and request from the National Banking and Securities Commission the cancellation of the registration of the shares of the Company in the National Securities Registry, under the terms provided in the Securities Market Law and other applicable provisions.

●	For special meetings, the rules provided for general extraordinary meetings shall apply considering only the shares of the applicable series or class.

●	The annual ordinary shareholders’ meeting shall:

●	approve the chief executive officer and board of directors’ annual reports; the appointment of the members of the board of directors and statutory examiners; and if applicable, the members of the board or statutory examiners’ fees.

●	discuss and approve on the re-appointment, revocation and/or appointment, if any, of one third of the proprietary members and respective alternates of the board of directors that the annual general ordinary meeting resolves to re-appoint, revoke and/or appoint;

●	evaluate the independence of independent directors;

●	appoint the chairmen of the corporate practices and audit committees;

●	decide on the use of the company’s profit, if any;

●	if applicable, determine the maximum amount of resources that may be used for the acquisition of its own shares;

●	approve the execution of transactions whether simultaneously or subsequently by the company or the legal entities it controls within the same fiscal year that may be considered as one and the same transaction that the company when they represent 20% or more of the consolidated assets of the company, based on figures corresponding to the close of the immediately preceding quarter, regardless of the way in which they are applied. Stockholders holding shares with limited or restricted voting rights may vote at such meetings; and

●	any other matter that shall be convened with by the general ordinary meeting in accordance with applicable law or that is not specifically reserved for an extraordinary meeting.

●	An extraordinary shareholders’ meeting shall approve:

●	extension of the company’s term;

●	anticipated dissolution of the company;

●	any increase or decrease in the capital stock of the company;

●	any amendment in the company’s corporate purpose;

●	any change in the company’s nationality;

●	the company’s change in any other type of entity or company;

●	any merger;

●	issuance of shares different than ordinary shares and bonds;

●	redemption of shares; and

●	any amendment to the company’s by-laws.

Directors

●	The board of directors shall have a minimum of 9 and a maximum of 21 members.

●	Any shareholder, or group of shareholders, that have 10% or more of the capital stock of the Company has the right to appoint one member of the board of directors.

●	The members of the board shall hold office for one year or until the shareholders that have appointed them revoke such appointment. The directors may be reelected as many times as deemed convenient and shall continue in office until their successors have been appointed and taken office.

Fiduciary Duties

●	Members of the board owe fiduciary duties in accordance with the Securities Market Law and in the applicable provisions of the stock exchange in which the shares are listed as follows:

●	The members of the board of directors must act in accordance with the duty of loyalty provided under Mexican law and in the applicable provisions of the stock exchange in which the shares are listed. The directors and the secretary, in the event they have a conflict of interest, must abstain from participating in the relevant matter and from being present in the deliberation and voting of said matter, without it affecting the quorum required for the installation of the board.

●	The members of the board of directors must act in accordance with the duty of care. For such purposes, they shall have the right to request, at any time and in accordance with the terms they deem appropriate, information from the company’s officers and the legal entities controlled by the company.

●	The breach of any director to his duty of care shall make him jointly and severally liable with other directors who have breached their duty of care or are responsible, for the damages and losses caused to the company, which shall be limited to direct damages and losses, but not punitive or consequential, caused to the company and to the events in which such director acted fraudulently, in bad faith, with gross negligence or unlawfully.

Shareholders’ Derivative Actions

●	The liability resulting from the breach of the duty of care or the duty of loyalty shall be exclusively in favor of the company or of the legal entity controlled by it or over which it has a significant influence and may be exercised by the company or by the stockholders who, individually or jointly, hold ordinary shares or shares with limited voting rights, restricted or without voting rights, representing 5% or more of the corporate capital in accordance with the provisions of Article 38 of the Securities Market Law.

●	The members of the board of directors shall not incur in liability for damages caused to the company or to the legal entities it controls, when a director acts in good faith.

Indemnification of Directors and Officers

●	The company shall indemnify and hold harmless the members and the secretary of the board of directors, any of the members of the company’s committees, and the relevant officers of the company, in connection with any liability arising from the performance of their duties, including any indemnification for any damage or injury, the necessary amounts to reach any settlement, and any fees and expenses incurred by such persons in connection with the above. Such indemnity shall not apply if any of such persons incurred or committed fraudulent acts, unlawful acts or omissions, or acted in bad faith.

Inspection of Books and Records

●	Members of the general public, on payment of a nominal fee, can obtain copies of the public records of the company available at the Public Registry of Commerce, which will include an extract of the company’s articles of incorporation with the initial capital stock and any increase in its fixed portion, the initial stockholders and members of the Board, as well as any merger, dissolution or liquidation provision.

●	Any person that is registered as a stockholder in the company’s stockholder registry book can inspect, with prior written notice to the company, any of the company’s books or records.

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

The public tender offer must be completed within 90 days of the date of the Board of Directors’ authorization, on the understanding that such term may be extended for an additional period of 60 days if the applicable governmental authorizations continue to be pending on the date of expiration of the initial term referred to above.

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

As used herein, the term U.S. Holder means a beneficial owner of one or more of our ordinary shares:

●	that is for U.S. federal income tax purposes one of the following:

●	an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States,

●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia).

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	A trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996, was treated as a domestic trust on the previous day, and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

●	who holds the ordinary shares as capital assets for U.S. federal income tax purposes;

●	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and

●	whose holding is not effectively connected with a business carried on through a permanent establishment in Mexico.

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

This summary also does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates or former long-term residents of the United States, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, (including those that elect to use the mark-to-market method of accounting), banks, regulated investment companies, real estate investment trusts, persons holding ordinary shares as part of a straddle, hedging, conversion or other integrated transaction, controlled foreign corporations or passive foreign investment companies, persons who are required to accelerate the recognition of any item of gross income with respect to the shares of the Company as a result of such income being recognized on an applicable financial statement, persons who acquired their ordinary shares pursuant to the exercise of employee shares options or otherwise as compensation, persons who are liable for the alternative minimum tax, entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

Taxation of distributions

Subject to the PFIC rules discussed below, distributions received by a U.S. Holder on ordinary shares, including the amount of any Mexican taxes withheld, generally will constitute foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Mexican taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

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

If you are a U.S. Holder, the amount of any cash dividend paid in Pesos will be included in your gross income for U.S. federal income tax purposes in an amount equal to the U.S. Dollar value of the gross amount of the Pesos received (i.e., before deduction of any Mexican withholding tax), calculated by reference to the spot exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the Pesos are in fact converted into U.S. Dollars at that time. If the Pesos received as a dividend are converted into U.S. Dollars on the date of receipt, you generally should not recognize foreign currency gain or loss with respect to such dividend. If the Pesos received as a dividend are not converted into U.S. Dollars on the date of receipt, you will have a tax basis in the Pesos equal to their U.S. Dollar value on the date of receipt. Any foreign currency gain or loss recognized on a subsequent conversion or other disposition of the Pesos will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding whether any disposition of Pesos giving rise to foreign currency loss constitutes a reportable transaction for U.S. federal income tax purposes.

Dividends received on ordinary shares will be treated, for United States foreign tax credit purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on ordinary shares. These generally applicable limitations and conditions include new requirements adopted by the Treasury in 2021, and any Mexican tax will need to satisfy these requirements in order to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is either (i) eligible for, and properly elects to claim, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance (for tax years ending before such temporary guidance is modified or withdrawn), the Mexican tax on dividends generally will be treated as meeting the new requirements, and therefore as a creditable tax.

Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Mexican taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income (e.g., foreign source income). For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Thus, for example, if a U.S. Holder’s federal income tax rate on dividends paid by us is less than the Mexican withholding taxes imposed on such dividends, the U.S. Holder would not be able to use any excess Mexican withholding taxes as a credit against its U.S. federal income tax liability unless the holder is able to use such credit to offset U.S. federal income taxes payable on other foreign source income in the same basket. For these purposes, dividends paid by us generally will constitute “passive category income.” The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation upon sale or other disposition of ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize U.S. source capital gain or loss on the sale or other disposition of ordinary shares, which will be long-term capital gain or loss if the U.S. Holder has held such ordinary shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the ordinary shares sold or otherwise disposed of and the amount realized on the sale or other disposition. Net long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

If a Mexican tax is withheld on a sale or other disposition of ordinary shares, the amount realized by a U.S. Holder will include the gross proceeds of the sale or other disposition (i.e., before deduction of the Mexican tax). In the case of a gain from the disposition of ordinary shares that is subject to Mexican tax, the U.S. Holder may not be able to claim as a foreign tax credit any Mexican tax paid, against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, an properly elects to the claim the benefits of the Tax Treaty, as described below, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with specific requirements set forth in such guidance (for tax years ending before such temporary guidance is modified or withdrawn). As noted above, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will generally be treated as U.S. source gain or loss for foreign tax credit purposes, unless such U.S. Holder elects to treat the gain as foreign source pursuant to Article 24(3) of the Tax Treaty (provided the U.S. Holder is eligible for, and properly elects to claim, the benefits of the Tax Treaty). Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Mexican taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. In the event the Mexican withholding tax does not qualify as a creditable tax, the amount of such tax would generally reduce the amount realized on the sale, exchange, or other taxable disposition of ordinary shares. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Additional tax on net investment income

Subject to certain limitations and exceptions, an additional 3.8% federal income tax may be assessed on net investment income (including dividends, other distributions, and gain realized on the sale of ordinary shares) earned by certain U.S. Holders who are individuals, estates, or trusts. This tax does not apply to U.S. Holders who hold ordinary shares in the ordinary course of certain trades or businesses. U.S. Holders should consult their own tax advisors regarding the effect, if any, of the net investment tax on their ownership and disposition of ordinary shares.

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2022 taxable year and does not expect to be a PFIC for its 2023 taxable year or in the foreseeable future based on the market price of our ordinary shares and the composition of our income and assets, including goodwill. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore, the Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for a taxable year on the past or will be for a taxable year in the future.

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income for a taxable year is “passive income” or (ii) at least 50% of the average value of its assets (based on an average of the quarterly value of the assets during such year) is attributable to assets, including cash, which produce passive income or are held for the production of passive income. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ordinary shares of a PFIC as ordinary income under a mark-to-market method, provided that the ordinary shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. Nasdaq is a qualified exchange, and therefore the mark-to-market election should be available for U.S. Holders of our ordinary shares.

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

If we are a PFIC and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. A U.S. Holder may not make a mark-to-market election with respect to the shares of any Subsidiary PFIC. Thus, the mark-to-market election is not available to mitigate the adverse tax consequences attributable to any Subsidiary PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified election fund election with respect to our ordinary shares only if we agree to furnish you annually with certain tax information. And we currently do not intend to prepare or provide such information.

A U.S. Holder who owns, or is treated as owning, PFIC stock during any taxable year in which the Company is a PFIC would generally be required to file IRS Form 8621 annually. U.S. Holders should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Information reporting and backup withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. Holders that hold certain specified foreign financial assets in excess of U.S.$50,000 on the last day of the taxable year or US$ 75,000 at any time during the taxable year are generally subject to U.S. return disclosure obligations (and related penalties). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their ordinary shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial.

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

Market risk

Our activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). We entered into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, we use derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	Additionally, the Group occasionally used variable interest rate loans to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives.

	December 31, 2023		December 31, 2022	December 31, 2021
	Long-term debt and borrowings		Long-term debt and borrowings	Long-term debt
Fair value.(1)	Ps.	5,145,691	6,489,926	1,499,867

(1)	The fair value of the long term bond in 2023, 2022 and 2021, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings for the years 2023 and 2022, was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

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

Our carrying amounts of U.S. dollars, Euro (“€”) and India rupee (“Rp”) and denominated financial assets and financial liabilities at the reporting date are as follows:

	December 31,		December 31,			December 31,
	2023		2022			2021
	US$	€$	US$	€$	Rp$	US$
Financial assets	13,324	2	13,006	105	60,340	10,686
Financial liabilities	(35,186)	(43)	(23,142)	(78)	-	(35,148)
Net position	(21,862)	(41)	(10,136)	27	60,340	(24,462)
Closing exchange rate of the year	16.8935	18.6896	19.3615	20.7693	0.0013	20.5157

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

	December 31,		December 31,		December 31,
	2023		2022		2021
Impact on net income	US$	37,009	US$	19,490	US$	50,186

Foreign exchange forward contracts

We enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 12 months.

See Note 19 to our Audited Consolidated Financial Statements for details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract liabilities are disclosed in the line item ‘Derivative financial instruments’ within the consolidated statement of financial position.

We have entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. We have entered into foreign exchange forward contracts to hedge the exchange rate risk arising from future payments in US dollars.

Interest rate risk management

We are exposed to interest rate risk from borrowings at variable interest rates (69% of long-term debt uses variable rates and 31% uses fixed rates). We manage the risk by maintaining an appropriate balance between fixed and variable rate borrowings. Hedging activities were evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies are applied.

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

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to us. As of December 31, 2023, our maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties and financial guarantees provided, arises from the carrying amount of the respective recognized financial assets as stated in our consolidated statement of financial position.

For trade receivables, we have applied the simplified approach to measure the loss allowance at lifetime ECL. We determine the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, determined by the last 3 years plus the current period, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix.

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

Liquidity maturity analysis

We manage our liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities and long-term debt maturities effectives in 2023, 2022 and 2021 are presented in Note 14 and 16, respectively in our Audited Consolidated Financial Statements. We have access to financing facilities as described below.

Bank credit lines and long-term debt	2023		2022	2021
Amount used	Ps.	5,063,974	6,198,695	1,500,000
Amount not used		1,980,000	1,380,000	250,000
Total credit lines and long-term debt	Ps.	7,043,974	7,578,695	1,750,000

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

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

The CEO and CCFO oversee and review all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. These executives meet at regular intervals in order to review all data. Our CEO and CCFO conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, our CEO and CCFO have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2023, due to the existence of material weaknesses in our internal controls over financial reporting.

See Exhibits 12.1 and 12.2 for the certifications required by this Item.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

As of December 31st, 2023, our management assessed the effectiveness of our internal control over financial reporting based on the criteria of Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Our assessment concluded the following material weaknesses.

The Company did not design and maintain an effective control environment, risk assessment process, and monitoring activities at a precise enough level to identify and timely assess new and evolving risks of material misstatement in the Company’s consolidated financial statements. Specifically, there was a lack of controls to address (a) significant changes in the business, (b) the experience and training of personnel, (c) sufficient oversight of the design and effectiveness of the internal control over financial reporting, and (d) the monitoring that the components of the Company’s internal controls are present and functioning. These material weaknesses contributed to the following additional material weaknesses:

(i)	the effectiveness of the controls over business combination process. Specifically, the Company did not design and maintain controls to determine the goodwill and long-lived assets at acquisition and its ongoing impairment assessment, including controls over the review of the data and assumptions used to determine the fair value of the assets and liabilities and the recoverable amount;

(ii)	the effectiveness of the controls over substantially all accounts and disclosures in the period-end financial reporting and consolidation process. Specifically, the Company did not design and maintain formal accounting policies, procedures and controls to ensure complete, accurate and timely reporting in the consolidated financial statements; and

(iii)	the effectiveness of information technology (“IT”) general controls for information systems that are relevant to the preparation of the Company’s consolidated financial statements, including control over change management, user access, computer operations and program development.

These material weaknesses resulted in the revision of the unaudited quarterly consolidated financial statements for the quarters ended March 31, 2023, June 30, 2023 and 2022 and September 30, 2023 and 2022 and the consolidated financial statements as of and for the year ended December 31, 2021. Additionally, these material weaknesses could result in further misstatements of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

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

During 2021, the Company ceased to be classified as an emerging growth company (“EGC”) and its status was changed to that of large accelerated filer, and at the end of the years 2022 and 2023 we were an “accelerated filer”. Consequently, the Company was no longer eligible for an exception from compliance with the requirements of section 404 of the Sarbanes-Oxley Act of 2022, which stipulates those enterprises must establish internal controls for financial reporting and must have processes to document, test and maintain internal controls continuously. The Company started in 2021 the implementation of a formal Internal Control over Financial Reporting Program based on a top-down risk assessment to validate the existence of controls over significant, accounts, processes, applications and IT environments. Our management has worked, and continues to work, to strengthen our internal control over financial reporting, however, we have not completed all remediation efforts. Accordingly, we will continue to enhance the internal control environment and focus on the remediation of the material weaknesses described above, performing additional procedures prescribed by management, including the use of manual mitigating control procedures and employing any additional tools and resources deemed necessary to ensure that our consolidated financial statements are fairly stated in all material respects.

Management conducted an evaluation of the effectiveness of Betterware’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that Betterware’s internal control over financial reporting was not effective as of December 31, 2023.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS

PricewaterhouseCoopers, S.C., the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023, as stated in their report which appears in “Item 18. Financial Statements.”

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2023, we implemented certain changes in our internal control over financial reporting to address our material weaknesses identified in 2022 and 2021, which include:

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

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that Federico Clariond   qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

We have a Code of Ethics that applies to all directors, officers and employees of the Group, including our Chief Executive Officers, Chief Financial Officers, principal accounting officers, controller and persons performing similar functions. Our Code of Ethics is included as an exhibit to this annual report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

The following table sets forth the fees for the years 2023, 2022 and 2021, respectively:

	For the Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	(in thousands of Ps.)
Audit fees	23,275	17,015	6,945
Audit related fees	-	312	2,258
Other fees	2,239	2,005	2,064
Total	25,514	19,332	11,267

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 4, 2022, our Board of Directors approved the appointment of PricewaterhouseCoopers, S.C. (“PWC”), as our independent registered public accountant (auditors). See Item 16F of our Form 20-F for the year ended December 31, 2022, filed on May 15, 2023 (File No. 000-1788257).

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

A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As a Mexican corporation listed on Nasdaq, the Company is permitted to follow our home country practice with respect to the composition of the board of directors and nominations committee and executive sessions. Unlike the requirements of Nasdaq, the corporate governance practices and requirements in Mexico do not require the Company to (i) have a majority of its board of directors to be independent, (ii) establish a nominations committee, and (iii) hold regular executive sessions where only independent directors shall be present. Such home country practices of Mexico may afford less protection to holders of Company shares than under U.S. standards.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

We have built and continue to evolve processes for assessing, identifying, and managing material risks from cybersecurity threats. We have embedded the oversight and management of cybersecurity risk within our enterprise risk management framework to help drive a company-wide culture of cybersecurity risk management, and we have established policies and procedures as well as a reporting line of governance that guide our cybersecurity risk management program.

We maintain a cybersecurity infrastructure to safeguard our operations, networks and data through comprehensive security measures including our technology tools, internal management and external service providers. Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks. The Group has an adequate management of security incidents, a strategy for dealing with and governing cybersecurity risks through the following elements:

●	Corporate Information Security Policy. Our corporate information security policy addresses the information technology mechanisms, domains and services that protect the Group’s information assets. Our Information Security Committee is responsible for carrying out the activities set forth in our corporate information policy and this committee is involved in all actions, decisions and updates on the group’s information security (events, incidents, training, tools, etc.). The Information Security Committee prepare a report that is presented to the Audit Committee.

●	Two procedures are implemented for the timely attention of incidents and IT risks:

➢	Procedure for Information Security Incident Management: This procedure provides the necessary guidelines to ensure adequate security incident management to address any type of service interruption: recording, categorizing, prioritizing, controlling, resolving, and closing all security incidents within the IT services that are provided or managed by the Group.

➢	Procedure for Technology Risk Assessment: This procedure provides the necessary guidelines for the implementation of controls based on Risk Determination and Evaluation. These controls will allow the Group to mitigate, avoid, transfer or accept the risks. These activities will reduce the attack surface of all Information Technology assets that are provided or managed by the group.

Our Chief Information Officer, Mauricio Alvarez (“CIO”) is also responsible for assessing, identifying, and managing the risks from cybersecurity threats. Our CIO has significant experience in information technology and many of our information technology team members hold qualifications in technology security positions. Our CIO, together with our security team members, reviews emerging threats, controls, and procedures as part of assessing, identifying, and managing risks. Risks identified by our cybersecurity program are analyzed to determine the potential impact on us and the likelihood of occurrence. Such risks are continuously monitored to ensure that the circumstances and severity of such risks have not changed.

The team in charge of the Group’s Cybersecurity is made up of:

●	Mauricio Alvarez joined Betterware as CIO in August 2020 and is responsible for information technology spanning applications, data, cybersecurity and infrastructure, all a vital part of nearly every aspect of our customer and service experience. Mauricio joined Betterware from multinational customer experience companies including Atento where he was Chief Information Officer for the U.S., Mexico, and Central America. Before Atento, Mauricio co-founded Flip Technologies, a SaaS provider for nonprofit organizations and held various IT & Innovation leadership roles of increasing responsibility at The Coca-Cola Company globally. Mauricio holds a bachelor’s degree in computer systems from the Universidad Iberoamericana in Mexico City.

●	Nuxi Pérez, joined Betterware in December 2021 and is the Director of Infrastructure and Technical Support. He has more than 16 years of progressive experience in infrastructure, telecommunications, and cybersecurity, a bachelor’s degree in computer systems engineering from ESIME - IPN in Mexico City, a degree in strategic cybersecurity from the AMEST academy and ITIL certification.

●	Claudia Rodríguez, recently joined Betterware to further strengthen our cybersecurity management. Claudia has EC Council Ethical Hacking, ITIL, CobIt and MOF certifications, as well as a Cybersecurity Technologies Associate’s Degree by the Tecnologico de Monterrey, and has several years of experience with Information Security.

We provide cybersecurity awareness training to our employees which is designed to provide guidance for identifying and reporting cybersecurity risks and to promote familiarity with our cybersecurity policies. We also use internal communications to promote awareness and conduct phishing exercises and provide training to employees. In addition, we engage independent third parties on an as-needed basis to assess our cybersecurity capabilities. The results of these assessments are shared with our board of directors.

Our board of directors oversees management’s approach to managing cybersecurity risks as part of its risk management oversight. Our board of directors holds periodic discussions with management regarding our guidelines and policies with respect to cybersecurity risks and receives regular reports from the CIO regarding such risks and the steps management has taken to monitor and control any exposure resulting from such risks.

During 2023, we experienced an increased number of non-material phishing attempts, which consisted of phishing attacks received through external parties, which suffered from identity theft in his email, sending us phishing through its domain as well (6 users in total). Likewise, impossible travel sessions (5 cases in total), were detected and controlled promptly. None of these incidents have materially affected, or are reasonably likely to materially affect, the Group or our business strategy, results of operations or financial condition.

Third-party vendor agreements include confidentiality obligations and specify data elements that the third party has access to, how the third party protects the data, and procedures for the return or destruction of protected data. The vendors/third parties also must report all cybersecurity incidents immediately to the Company’s responsible functional manager and to the Director of Information Technology. All relevant third parties are required to provide a SOC 1 Type II report which is monitored and reviewed by the company. We evaluate any potential risks or deviations communicated within these reports.

However, we cannot guarantee any future events will not affect our operations or customers. We are constantly seeking to improve and strengthen our security strategy by aligning it with Security Frameworks and Best Practices such as NIST and ISO 27000.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Group has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

(a)	Financial Statements

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.)

Audited Consolidated and Combined Financial Statements

ITEM 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Betterware de México, S.A.P.I. de C.V.*
2.1	Description of Securities
8.1	List of Subsidiaries.
11.1	English Translation of the Company’s Code of Ethics.*
12.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Alejandro Ulloa, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Alejandro Ulloa, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1	Policy for the Recovery of Erroneously Awarded Compensation
101.INS	INLINE XBRL Instance Document
101.SCH	INLINE XBRL Taxonomy Extension Schema
101.CAL	INLINE XBRL Taxonomy Calculation Linkbase
101.DEF	INLINE XBRL Definition Linkbase Document
101.LAB	INLINE XBRL Taxonomy Label Linkbase
101.PRE	INLINE XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Incorporated by reference to the annual report on Form 20F filed by Betterware de México, S.A.P.I. de C.V. on April 29, 2022 (File No. 000-1788257)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Betterware de México, S.A.P.I. de C.V.

	By:	/s/ Luis Campos
	Name:	Luis Campos
	Title:	Board Chairman
Dated: April 30, 2024

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V., subsidiary of Campalier, S.A. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2023, 2022 and 2021 and for the year ended December 31, 2023, 2022 and 2021, and Report of Independent Registered Accounting Firm dated April 30, 2024.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V., subsidiary of Campalier, S.A. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2023, 2022 and 2021 and for the year ended December 31, 2023, 2022 and 2021, and Report of Independent Registered Accounting  Firm dated April 30, 2024

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2023, 2022 and 2021 and for the year ended December 31, 2023, 2022 and 2021 and Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Betterware de México, S. A. P. I. de C. V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Betterware de México, S. A. P. I. de C. V. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, of changes in stockholders’ equity, and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the lack of (i) effective control environment, risk assessment process and monitoring activities at a precise enough level to identify and timely assess the new and evolving risks of material misstatement in the Company’s consolidated financial statements, (ii) effective controls over the business combination process, specifically the lack of controls over the determination and ongoing impairment assessment of goodwill and long lived intangible assets, (iii) effective controls over substantially all accounts and disclosures in the period-end financial reporting and consolidation process, and (iv) effective information and technology general controls relevant to the preparation of the consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Indefinite-lived Intangible Assets Impairment Assessment – JAFRA Mexico Cash Generating Unit

As described in Notes 12 and 13 to the consolidated financial statements, the Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets which amounts Ps.1,600 million and Ps.1,102 million, respectively, of which Ps.1,250 million and Ps.849 million respectively relates to the JAFRA Mexico cash generating unit (CGU). Management’s cash flow projections for the CGU included significant judgments and Management’s cash flow projections included significant assumptions relating to the average revenue growth rate; as well as the discount rate used to discount future cash flows.

The principal considerations for our determination that performing procedures relating to the goodwill and indefinite-lived intangible assets impairment assessment of the JAFRA Mexico CGU is a critical audit matter are (i) the significant judgment used by management when developing the fair value of the JAFRA Mexico CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the average revenue growth rate, as well as the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified;

ii) evaluating management’s process for developing the fair value of the JAFRA Mexico CGU;

iii) testing the completeness and accuracy of the underlying data used in the discounting cash flow model, and iv) comparing the actual results of the current year with the respective budget, to identify if any assumption included in the cash flow projections could be considered too optimistic. Professionals with specialized skill and knowledge were also used to assist in a) evaluating the appropriateness of the discounted cash flow model, b) comparing the average revenue growth rate based on current and past performance of the CGU and the consistency with independent market sources from comparable entities in the industry, and c) comparing the discount rate based on industry knowledge and the consistency with estimated external market rates.

/s/ PricewaterhouseCoopers, S. C.

/s/ C.P.C. Fabián Mateos Aranda

Audit Partner

Mexico City, Mexico.

April 30, 2024

We have served as the Company’s auditor since 2022.

 Report of Independent Registered Accounting Firm to the Shareholders and Board of Directors of Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Betterware de México, S.A.P.I. de C.V. and subsidiaries (collectively, the “Group” or “Betterware”) as of December 31, 2021, and the related consolidated statement of profit and loss and other comprehensive income, changes in stockholders’ equity, and of cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of operations and cash flows of the Group for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We have served as Betterware’s auditor since 2019. In 2022, we became the predecessor auditor.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of financial position

As of December 31, 2023, 2022 and 2021

(In Thousands of Mexican pesos)

Assets	Note	2023	2022	2021

Current assets:
Cash and cash equivalents	5	$549,730	$815,644	$1,175,198
Trade accounts receivable, net	6, 21	1,072,455	971,063	745,593
Accounts receivable from related parties	25	104	61	24
Inventories	7	2,030,533	2,122,670	1,286,155
Prepaid expenses	8	79,115	52,562	35,596
Derivative financial instruments	19	-	-	28,193
Income tax recoverable	17	29,462	204,860	-
Other assets	9	230,688	188,266	81,988
Total current assets		3,992,087	4,355,126	3,352,747

Non-current assets:
Property, plant and equipment, net	10	2,910,353	2,973,374	1,069,492
Right-of-use assets, net	14	358,704	293,565	17,384
Deferred income tax	17	523,568	319,157	-
Investment in subsidiaries		-	1,236	497
Intangible assets, net	13	1,649,953	1,743,882	369,760
Goodwill	12	1,599,718	1,599,718	371,075
Other assets	9	53,757	46,675	4,274
Total non-current assets		7,096,053	6,977,607	1,832,482

Total assets		$11,088,140	$11,332,733	$5,185,229

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of financial position

As of December 31, 2023, 2022 and 2021

(In Thousands of Mexican pesos)

Liabilities and stockholders’ equity	Note	2023	2022	2021

Current liabilities:
Short term debt and borrowings	16	$508,731	$230,419	$28,124
Accounts payable to suppliers	15	1,790,026	1,371,778	1,984,932
Accounts payable to related parties	25	-	96,859	-
Accrued expenses	15	306,997	305,588	159,354
Provisions	18	804,748	793,412	118,468
Income tax payable	17	-	-	97,634
Value added tax payable		117,864	89,142	-
Employee profit sharing payable		132,855	135,298	55,305
Lease liability	14	117,094	85,399	6,102
Derivative financial instruments	19	47,920	15,329	-

Total current liabilities		$3,826,235	$3,123,224	$2,449,919

Non-current liabilities:
Statutory employee benefits	20	127,150	153,907	2,093
Deferred income tax	17	783,169	833,557	38,975
Lease liability	14	255,882	206,509	11,778
Long term debt and borrowings	16	4,622,691	5,918,256	1,482,261
Total non-current liabilities		5,788,892	7,112,229	1,535,107

Total liabilities		9,615,127	10,235,453	3,985,026

Stockholder’s equity	22
Common stock		321,312	321,312	321,312
Share premium account		(16,370)	(12,671)	6,659
Retained earnings		1,188,898	779,941	856,994
Other comprehensive income		(19,194)	7,515	583

Equity attributable to owners of the Group		1,474,646	1,096,097	1,185,548

Non-controlling interest		(1,633)	1,183	14,655

Total stockholders’ equity		1,473,013	1,097,280	1,200,203

Total liabilities and stockholders’ equity		$11,088,140	$11,332,733	$5,185,229

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2023, 2022 and 2021

(Thousands of Mexican pesos, except per share amounts)

	Note	2023	2022	2021

Net revenue	26	$13,009,507	$11,507,549	$10,067,683

Cost of sales	7	3,701,255	3,579,093	4,498,008

Gross profit		9,308,252	7,928,456	5,569,675

Administrative expenses	26	2,908,945	2,596,642	1,247,742
Selling expenses	26	3,460,367	2,808,030	1,256,289
Distribution expenses	26	593,174	473,516	463,779
		6,962,486	5,878,188	2,967,810

Divestment of subsidiaries		-	(21,862)	-

Operating income		2,345,766	2,028,406	2,601,865

Financing income (cost):
Interest expense		(820,262)	(543,321)	(75,818)
Interest income		45,056	28,689	25,872
Unrealized (loss) gain in valuation of derivative financial instruments	19	(32,591)	(43,522)	330,315
Foreign exchange gain		267,363	254,198	241,593
Foreign exchange loss		(374,210)	(337,566)	(561,332)
		(914,644)	(641,522)	(39,370)

Income before income taxes		1,431,122	1,386,884	2,562,495

Income taxes:
Current	17	645,521	533,522	791,856
Deferred	17	(261,137)	(16,602)	22,700
		384,384	516,920	814,556

Net income for the year		1,046,738	869,964	1,747,939

Net income for the year attributable to:
Owners of the Group		$1,049,461	$872,557	$1,751,645
Non-controlling interest		(2,723)	(2,593)	(3,706)
		$1,046,738	$869,964	$1,747,939

Items that are or may be reclassified subsequently to profit or loss:
Currency effects		(4,349)	(8,653)	-
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of taxes	20	(22,360)	15,585	83

Total comprehensive income for the year		$1,020,029	$876,896	$1,748,022

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2023, 2022 and 2021

(Thousands of Mexican pesos, except per share amounts)

	Note	2023	2022	2021

Comprehensive income for the year attributable to:
Owners of the Group		$1,022,752	$879,489	$1,751,728
Non-controlling interest		(2,723)	(2,593)	(3,706)

		$1,020,029	$876,896	$1,748,022

Basic earnings per common share (pesos)	24	$28.18	$23.42	$47.38

Diluted earnings per common share (pesos)	24	$28.16	$23.41	$46.91

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of changes in stockholders’ equity

For the year ended December 31, 2023, 2022 and 2021

(Thousands of Mexican pesos)

	Note	Common stock	Share premium account	Retained earnings	Other comprehensive income	Non- controlling interest	Total stockholders’ equity
Balance as of January 1, 2021		$308,035	$909,428	$(371,169)	$(718)	$-	$845,576
Reclassification of share premium to retained earnings	22	-	(876,518)	876,518	-	-	-
Other capital movements		13,277	(26,251)	-	1,218	-	(11,756)
Dividends paid	22	-	-	(1,400,000)	-	-	(1,400,000)
Effect of acquisition of subsidiaries		-	-	-	-	18,361	18,361
Total comprehensive income for the year		-	-	1,751,645	83	(3,706)	1,748,022
Balance as of December 31, 2021		321,312	6,659	856,994	583	14,655	1,200,203
Other capital movements		-	(19,330)	-	-	-	(19,330)
Movements in non-controlling interest		-	-	-	-	(10,879)	(10,879)
Dividends paid	22	-	-	(949,610)	-	-	(949,610)
Total comprehensive income for the year		-	-	872,557	6,932	(2,593)	876,896
Balance as of December 31, 2022		321,312	(12,671)	779,941	7,515	1,183	1,097,280
Other capital movements		-	(3,699)	8,231	-	-	4,532
Movements in non-controlling interest		-	-	-	-	(93)	(93)
Dividends paid	22	-	-	(648,735)	-	-	(648,735)
Total comprehensive income for the year		-	-	1,049,461	(26,709)	(2,723)	1,020,029
Balance as of December 31, 2023		$321,312	$(16,370)	$1,188,898	$(19,194)	$(1,633)	$1,473,013

See accompanying notes to consolidated financial statements.

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of cash flows

For the year ended December 31, 2023, 2022 and 2021

(Thousands of Mexican pesos)

	Note	2023	2022	2021

Operating activities:
Net income for the year		$1,046,738	$869,964	$1,747,939
Adjustments for:
Income tax expense		384,384	516,920	814,556
Depreciation and amortization	26	375,134	287,702	82,122
Accounting effects from changing reporting period		-	-	(36,400)
Interest expense		820,262	543,321	75,818
Interest income		(45,056)	(28,689)	(25,872)
Loss (gain) on disposal of non-current assets		(1,460)	4,758	(478)
Share-based payment expense		4,188	5,991	-
Movements in non-controlling interest		(93)	10,983	-
Others		(4,349)	(8,653)	(12,974)
Unrealized loss (gain) in valuation of derivative financial instruments		32,591	43,522	(330,315)
		2,612,339	2,245,819	2,314,396
(Increase) decrease in:
Trade accounts receivable		(101,393)	266,640	(21,347)
Trade accounts receivable from related parties		(43)	30,246	(24)
Inventory		92,136	171,260	4,893
Prepaid expenses and other assets		(84,826)	(48,383)	22,894
Increase (decrease) in:
Accounts payable to suppliers and accrued expenses		423,104	(940,039)	(64,699)
Trade accounts payable to related parties		(96,859)	97,029	-
Provisions		3,589	(24,640)	(35,537)
Value-added tax payable		28,722	110,231	(26,703)
Statutory employee profit sharing		(2,443)	22,798	47,951
Employee benefits		(32,606)	21,268	1,722
Income taxes paid		(474,941)	(542,527)	(777,949)
Net cash provided by operating activities		2,366,779	1,409,702	1,465,597

Investing activities:
Payment of business acquisition net of cash acquired	11	-	(4,698,463)	-
Other investment in subsidiaries		-	(1,886)	50
Payments of fixed and intangible assets		(131,066)	(175,653)	(401,736)
Proceeds from disposal of fixed assets		20,682	22,091	12,521
Interest received		45,056	28,689	25,872
Restricted cash		-	-	42,915
Net cash used in investing activities		(65,328)	(4,825,222)	(320,378)

(Continued)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Consolidated statements of cash flows

For the year ended December 31, 2023, 2022 and 2021

(Thousands of Mexican pesos)

	Note	2023	2022	2021

Financing activities:
Proceeds from debt and borrowings	16	$6,498,994	$5,818,705	$1,520,000
Repayment of borrowings	16	(7,633,715)	(1,120,025)	(646,716)
Repayment of derivative financial instruments		-	-	(18,172)
Bond issuance costs	16	(8,355)	(88,722)	(18,931)
Interest paid on borrowings	16	(652,313)	(502,847)	(49,123)
Lease payments of principal and interest	14	(123,241)	(76,214)	(6,899)
Share repurchases	22	-	(25,321)	-
Dividends paid		(648,735)	(949,610)	(1,400,000)
Net cash (used in) provided by financing activities		(2,567,365)	3,055,966	(619,841)

(Decrease) increase in cash and cash equivalents		(265,914)	(359,554)	525,378
Cash and cash equivalents at the beginning of year		815,644	1,175,198	649,820
Cash and cash equivalents at the end of year		$549,730	$815,644	$1,175,198

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) and subsidiaries

Notes to consolidated financial statements

As of December 31, 2023, 2022 and 2021, and for the year ended December 31, 2023, 2022 and 2021

(Thousands of Mexican pesos, Ps., except the number of shares and earnings per share expressed in Mexican pesos)

1.	Nature of business and significant events

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.) (“Betterware or BWM”) and its subsidiaries are hereinafter jointly referred to as the “Group” or the “Company”. The Group’s object is the direct-to-consumer selling, which operates through two business segments: the home organization products (“Betterware segment” or “BWM segment”) and the beauty and personal care products (B&PC) (“JAFRA segment”). The Betterware’s segment is divided in seven categories of the home organization: (i) Kitchen and food preservation, (ii) Home solutions, (iii) Bedroom, (iv) Bathroom, (v) Laundry & Cleaning (vi) Tech & mobility and (vii) wellness. The JAFRA segment is divided in four categories of the beauty and personal care: (i) fragrance, (ii) color (cosmetics), (iii) skin care and (iv) toiletries. The Group’s business segments products are sold in twelve catalogs published throughout the year. The Group operates mainly in Mexico and the United States. The Group’s address, registered as its office and primary place of business, is Gdl-Ameca-Huaxtla Km-5, El Arenal, Jalisco, México, and Zip Code 45350. Betterware’s controlling shareholder is Campalier, S.A. de C.V. (“Campalier”).

Significant events and transactions –

2023

a)	Long-term debt and bond issuances:

➢	On July 5, 2023, Betterware signed an agreement with BBVA to acquire a simple line of credit for Ps.1,500,000.

➢	On July 7, 2023, Betterware successfully concluded the third and fourth bond issuance offering for a total of Ps.813,974, with 4 and 7-year maturities, offerings in the Mexican Market.

➢	As of July 10, 2023, the debt for the syndicated loan used for the acquisition of JAFRA in 2022, amounted to Ps.3,248,695. Betterware settled the debt of the syndicated loan using the Ps.1,500,000 of the credit line with BBVA and the import issuance of bonds net of issuance costs per placement, that is, the net amount of Ps.810,197, the remainder of the credit was settled with drawdowns of short-term credit lines and the cash available on hand at that date (see note 16).

➢	On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit for Ps.950,000.

2022

b)	On January 18, 2022, the Company entered into an agreement to acquire 100% of JAFRA in Mexico and the United States, along with its “JAFRA” trademarks, for a total cash consideration of Ps.5,044,371 (see note 11). JAFRA is a global leading brand in direct sales in the Beauty and Personal Care (B&PC) industry with a strong presence in Mexico and the United States with independent leaders and consultants who sell its unique products. In addition, JAFRA provides the opportunity to the Company to expand its geographic presence in the United States, enhancing its international focus on the North American market.

On March 24, 2022, the Federal Economic Competition Commission (“COFECE”) approved the JAFRA Acquisition, which was concluded on April 7, 2022. The necessary funds to pay the purchase price under the JAFRA Acquisition were obtained from a long-term loan of Ps.4,498,695 (see note 16), plus the available cash resources from the Company.

c)	On March 28, 2022, the Ordinary General Assembly of Shareholders of GurúComm, S.A.P.I., approved the retirement of Betterware as its shareholder. Consequently, we were reimbursed for 55,514 subscribed and paid shares, and 37,693 subscribed and unpaid shares were cancelled. Betterware withdrew its investment because the business was not growing according to our expectations, and the return on investment would take more years than anticipated. The effect on profit and loss of this transaction was a loss of Ps.16,610.

d)	On November 18, 2022, the Ordinary General Assembly of Shareholders of Innova Catálogos, S.A. de C.V. approved the retirement of Betterware as a shareholder. Consequently, we were reimbursed for and canceled 238 subscribed and paid shares. Betterware withdrew its investment because the business was not growing according to our expectations, and the return on investment would take more years than anticipated. The effect on profit and loss of this transaction was a loss of Ps.5,252.

2021

e)	On July 1st, 2021, all employees from BLSM Latino America Servicios, S.A. de C.V., (“BLSM”) were transferred to Betterware. BLSM provided administrative, technical, and operational services to Betterware until June 30, 2021.

f)	Betterware’s legal form was changed to Sociedad Anónima Promotora de Inversión (S.A.P.I.) de Capital Variable, as approved during an extraordinary shareholders meeting held on August 2, 2021.

g)	On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market with favorable conditions for the Company (see note 16).

2.	Material accounting policies

The Group’s management reviewed the material accounting policies and made some updates to the disclosed information, as follows:

a.	Basis of preparation

The Group’s consolidated financial statements for 2023 include the financial statements of Betterware de México, S.A.P.I. de C.V., and subsidiaries as described in note 2d (the “consolidated financial statements”).

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

b.	Basis of accounting & correction of immaterial errors

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the Interpretations of IFRS (IFRIC) applicable to entities reporting under IFRS Accounting Standards. The financial statements comply with the IFRS Accounting Standards issued by the IASB.

The Group made a correction of immaterial errors related to its December 31, 2021, consolidated financial statements as summarized below. The Group performed a materiality evaluation in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that the misstatement was immaterial to its previously issued financial statements. However, as the impact of correcting the cumulative misstatement during 2022 would have been material to net earnings, the Company revised its previously issued financial statements as of and for the year ended December 31, 2021:

Consolidated Statement of Financial Position as of December 31, 2021

	Adjusted	Previously Presented	Difference	Reference
Assets
Current assets:
Trade accounts receivable, net	$745,593	778,054	(32,461)	a
Inventories	1,286,155	1,339,378	(53,223)	a, b
Prepaid expenses	35,596	69,224	(33,628)	c
Total current assets	3,352,747	3,472,059	(119,312)
Total assets	$5,185,229	5,304,541	(119,312)

Liabilities and stockholders’ equity
Current liabilities:
Accrued expenses	$159,354	142,169	17,185	b
Provisions	118,468	115,192	3,276	d
Income tax payable	97,634	88,679	8,955	f
Total current liabilities	$2,449,919	2,420,503	29,416

Non-current liabilities:
Deferred income tax	$38,975	80,907	(41,932)	a, b, c, d
Total non-current liabilities	1,535,107	1,577,039	(41,932)
Total liabilities	$3,985,026	3,997,542	(12,516)

Stockholder’s equity
Capital stock	$321,312	294,999	26,313	e
Retained earnings (deficit)	856,994	990,103	(133,109)	a, b, c, d, e, f
Equity attributable to owners of the Group	1,185,548	1,292,344	(106,796)
Total stockholders’ equity	1,200,203	1,306,999	(106,796)
Total liabilities and stockholders’ equity	$5,185,229	5,304,541	(119,312)

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2021

	Adjusted	Previously Presented	Difference	Reference

Net revenue	$10,067,683	10,039,668	28,015	a

Cost of sales	4,498,008	4,399,164	98,844	a, b

Gross profit	5,569,675	5,640,504	(70,829)

Administrative expenses	1,247,742	1,247,436	306	d
Selling expenses	1,256,289	1,264,581	(8,292)	c
Distribution expenses	463,779	463,779	-
	2,967,810	2,975,796	(7,986)

Operating income	2,601,865	2,664,708	(62,843)

Income before income taxes	2,562,495	2,625,338	(62,843)

Current income tax	791,856	782,901	8,955	f
Deferred income tax	22,700	41,553	(18,853)	a, b, c, d

Net income for the year	$1,747,939	1,800,884	(52,945)

The adjustments relate to the following matters:

(a)	Cut-off for revenue where control was not transferred to the customer.

(b)	Cost of inventory overstated on the international freight standard cost assumption; offset by overstated accruals liabilities on import expenses.

(c)	Cost of catalogues that had a non-GAAP treatment as prepaids and were expensed at the same time the revenues were realized; instead of when catalogues were received as IFRS states.

(d)	Immaterial provisions for labor matters.

(e)	Reclassification between capital stock and retained earnings for combination instead of consolidation of capital in 2020.

(f)	Accrual for the tax contingency explained in note 28 was not recorded previously.

c.	Basis of measurement

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

The Group’s consolidated financial statements, incorporate the financial statements of the entities controlled by Betterware. Betterware de México, S.A.P.I. de C.V., has control over its subsidiaries due to the shares and voting rights acquired, which generate rights over the variable returns from the subsidiaries, and has the ability to influence those returns through his power over them.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

For consolidation purposes, the Group ensures that the accounting policies used are homologated.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the entities of the Group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity. When a business is acquired but not the entire equity interest, the Group may initially measure the non-controlling interest at its fair value or as a portion of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amounts of non-controlling interests consider the initial value plus the non-controlling interests’ share of subsequent changes in the subsidiaries’ equity.

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

As of December 31, 2023, 2022 and 2021 the percentage of participation that it maintains over its subsidiaries are the following:

	Operating	Functional	% Participation
The Group’s companies:	Country	currency	2023	2022	2021
Home organization (“Betterware”):
Betterware de México, S.A.P.I. de C.V.	Mexico	Peso	Last controlling entity
BLSM Latino América Servicios, S.A. de C.V.	Mexico	Peso	99%	99%	99%
Betterware de Guatemala, S.A.	Guatemala	Quetzal	70%	70%	70%
Programa Lazos, S.A. de C.V.	Mexico	Peso	70%	70%	70%
GurúComm, S.A.P.I. de C.V. (1)	Mexico	Peso	-	-	60%
Innova Catálogos, S.A. de C.V. (2)	Mexico	Peso	-	-	70%
Betterware Ningbo Trading Co, LTD. (3)	China	Yuan	-	100%	100%
Finayo, S.A.P.I. de C.V. SOFOM ENR	Mexico	Peso	100%	100%	-
Betterware América, LLC.	United States	Dollar	100%	100%	-

Beauty and personal care (B&PC) (“JAFRA”):
Jafra México Holding Company, B.V.	Mexico	Euro	100%	100%	-
Distribuidora Comercial JAFRA, S.A. de C.V.	Mexico	Peso	100%	100%	-
Jafra Cosmetics International, S.A. de C.V.	Mexico	Peso	100%	100%	-
Jafra Cosmetics, S.A. de C.V.	Mexico	Peso	100%	100%	-
Serviday, S.A. de C.V.	Mexico	Peso	100%	100%	-
Jafrafin, S.A. de C.V.	Mexico	Peso	100%	100%	-
Distribuidora Venus, S.A. de C.V.	Mexico	Peso	100%	100%	-
Jafra Cosmetics International, Inc.	United States	Dollar	100%	100%	-

(1)	GurúComm was part of the Group until March 28, 2022.
(2)	Innova Catálogos was part of the Group until November 18, 2022.
(3)	Betterware Ningbo Trading Co, LTD was part of the Group until June 21, 2023.

As of December 31, 2023, 2022 and 2021, there are no significant restrictions for investment in shares of the subsidiary companies previously mentioned.

e.	Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits and short-term investments in securities, highly liquid and easily convertible into cash with original maturities of three months or less, which are subject to insignificant risks of changes in value. Cash is presented at nominal value and cash equivalents are valued at fair value. Any cash or cash equivalent that cannot be disposed of in less than three months is classified as restricted cash.

f.	Accounts receivable

Accounts receivable from customers are initially recognized at the amount of the consideration, which is unconditional, unless they contain significant financial components when they are recognized at fair value. They are subsequently valued at amortized cost using the effective interest rate method, less the provision for losses. See note 6 for more information on the recording of accounts receivable from the Group’s customers and note 2h for a description of the Group’s impairment policies.

g.	Financial instruments

Financial assets and liabilities are recognized in the Group’s consolidated statement of financial position, when the Group enters into a contract that gives it the right to receive cash or another financial asset or generates the obligation to pay cash or another financial asset, except for the rights or obligation related to taxes.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are added to or deducted from the fair value of the financial assets or liabilities, as appropriate, on initial recognition.

h.	Financial assets

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification based on the business model of the financial assets.

Classification of financial assets

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

For its part, if the objective of the financial asset is to collect cash flows for subsequent sale, its classification would be as measured at fair value through other comprehensive income (“FVTOCI”); and, if none of the above characteristics are met, then the financial asset will be classified as measured at fair value through profit or loss (“FVTPL”). As of December 31, 2023, 2022 and 2021, the Group only maintains financial assets measured at amortized cost and at fair value through results.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of loans receivable and of allocating interest income over the relevant period.

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

Financing income is made up of interest income, the foreign currency gain on financial assets, and gain on the valuation of derivative financial instruments. These are recognized in the consolidated statement of income of the year when accrued.

Impairment of financial assets

The Group recognizes impairment of receivable accounts based on a model of its expected credit losses (“ECL”), and those are estimated using the simplified approach by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.

Write-off policy

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards inherent in ownership.

Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

i.	Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at fair value through profit or loss (FVTPL) in the case of derivative financial instruments.

Financial liabilities measured subsequently at amortized cost

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

Financing costs consist of interest expenses, the foreign currency loss on financial liabilities; the loss in the valuation of derivative financial instruments. These are recognized in the consolidated statement of income of the year when accrued.

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

j.	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate and interest rate risks, those are disclosed in note 19.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the consolidated financial statements unless the Group has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Otherwise, are presented as current assets or current liabilities.

k.	Inventories and cost of sales

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

The inventory for the rewards program (see note 2.v and 2.x) is acquired based on exchange estimates from distributors, associates, leaders and consultants; and is reduced at the time the points are redeemed and the reward is sent. Rewards inventory is recognized at acquisition cost.

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

Property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

n.	Intangible assets

Intangible assets are used when they meet the following characteristics: they are identifiable, they obtain future economic benefits, and there is control over said benefits.

Intangible assets are classified as follows:

Indefinite useful life:

●	These intangible assets are not amortized and are subject to annual impairment tests. As of December 31, 2023, 2022 and 2021, no factors have been identified that limit the useful life of these intangible assets. The only intangible asset with an indefinite useful life that the Group owns are the Brands, which have been defined with indefinite useful life because they will generate revenues for an indefinite period based on their position in the market.

Defined useful life:

●	These are recognized at cost less accumulated amortization and recognized impairment losses. They are amortized in a straight line according to the estimate of their useful life, which is determined based on the expectation of generating future economic benefits, and they are subject to impairment tests when signs of impairment are identified.

The estimated useful lives of intangible assets with a defined useful life are summarized as follows:

Intangibles:	Betterware	JAFRA
Customer relationships	10 years	12 years
Software	3 years	-
Brands and logo rights	10 – 30 years	-

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

Recoverable amount is the higher of fair value less disposal costs and value in use. In assessing the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows that are largely independent of the cash flows of other assets or Groups of assets (cash generating units).

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

Goodwill is not amortized but is tested annually for impairment and whenever there is any indication that the asset may be impaired. Goodwill arising from a business combination is allocated to the cash generating unit (“CGU”) receiving a benefit from the synergies of the combination. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss and those are not reversed.

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value, except for:

●	Deferred tax assets or liabilities and assets or liabilities related to employee benefit and leases, which are recognized and measured in accordance with IAS 12 “Income tax”, IAS 19 “Employee Benefits”, and IFRS 16 “Leases”, respectively.

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

The Group as lessee

The Group evaluates whether a contract is or contains a lease agreement at inception of a contract. A lease is defined as an agreement or part of an agreement that conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. The Group recognizes an asset for right-of-use and the corresponding lease liability, for all lease agreements in which it acts as lessee, except in the following cases: short-term leases (defined as leases with a lease term of less than 12 months); leases of low-value assets (defined as leases of assets with an individual market value of less than US$5,000 (five thousand dollars)). For these agreements, which exempt the recognition of an asset for right-of-use and a lease liability, the Group recognizes the rent payments as an operating expense in a straight-line method over the lease period.

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

In preparing the consolidated financial statements, transactions in currencies other than the Mexican Peso, which is the reporting currency of the consolidated entities (see table in note 2d), those are recognized at the exchange rates as of the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction.

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

The adjustments related to goodwill and to the fair value of the identifiable assets acquired and the liabilities assumed generated in a foreign transaction, are recognized as assets and liabilities, they are considered as assets and liabilities of the operation mentioned, and they are converted at the exchange rate at the end of the reporting period. Exchange differences arising are recognized in other comprehensive income.

t.	Employee benefits

Retirement benefits – Defined benefit obligations and post-employment (pension plan applicable to JAFRA)

The Group’s defined benefit obligations cover seniority premiums which consist of a lump sum payment of 12 day’s wage for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The post-employment benefits that JAFRA offers are cumulative remunerations that generate future benefits for employees, during their employment relationship and are acquired by the employee and/or beneficiary at the time of retirement from the entity and/or upon reaching retirement or retirement age or other eligibility condition. The Company provides one-time payments from a formal pension plan. The right to access these benefits depends on the employee having worked until retirement age and completing a period of years of service. The related liability and annual cost of such benefits are calculated with the assistance of an independent actuary on the basis of formulas defined in the plans using the projected unit credit method at the end of each annual reporting period.

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

Termination benefits

Termination benefits are paid when employment is terminated before the normal retirement date, or to provide benefits as a result of an offer made to encourage voluntary termination of employment. The Company recognizes termination benefits on the earlier of the following dates: (a) the date the Company is committed to terminating the employment of the employees in accordance with a detailed formal plan without having the possibility of avoiding its obligation, and (b) when the entity recognizes restructuring costs in accordance with the provisions of IAS 37 and involves payments of termination benefits. In the case of an offer that promotes voluntary termination, termination benefits will be valued based on the expected number of employees who will accept the offer. If compensation is payable no later than 12 months after the reporting period, then they are discounted to present value.

u.	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

●	Current tax

Current income tax (“ISR”) is determined at the level of each entity of the Group and is recognized in the results of the year in which it is incurred.

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

Deferred tax is recognized at the level of each entity that makes up the Group, by determining the temporary differences between the carrying amounts of assets and liabilities and their corresponding tax values. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities and assets are calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on the tax rates (and applicable tax laws) that have been enacted or have been substantially enacted as of the last reporting date.

Deferred income tax assets are recognized only if it is probable that future taxable amounts will exist to utilize those temporary differences and losses.

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

Deferred income tax assets and liabilities are offset when there is the legal right to offset current tax assets and liabilities, and when deferred income tax balances are related to the same tax authority. Current tax assets and liabilities are offset when the entity has the legal right to offset and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

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

w.	Accounts payable to suppliers and accrued expenses

Current liabilities, such as accounts payable to suppliers and other accrued expenses (accrued or not), whether for personnel costs or other operating costs, make up the working capital used in the entity’s normal operating cycle. These balances represent liabilities for goods and services provided to the Group before the end of the year that have not been paid. Suppliers and other accrued expenses are presented as current liabilities, unless payment is not payable within 12 months of the reporting period. They are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method.

Trade accounts payables to the Group’s suppliers principally comprise amounts outstanding for trade purchases, raw material and ongoing costs.

The Company, for the ease and benefits of its suppliers, has entered into supplier financing agreements with financial institutions under which the Bank pays the Company’s obligations with the supplier in advance. The Company pays the Bank within the period originally specified in the invoices and the costs arising from these agreements are absorbed by the suppliers, so, from the Company’s perspective, there is no extension of payment terms or changes in the original conditions. of liabilities (amount, nature, function and maturity), therefore, are not substantially different from accounts payable. Given the conditions of the agreement described above, the Company presents the balance of the suppliers that are part of the agreement in the “Accounts payable to suppliers” item in the statement of financial position. In turn, the payments made are presented in the statement of cash flows as flow outflows from operating activities; these payments represent the receipt of goods and services. The bank acts as an agent, therefore, it is considered an extension of the Company’s operations.

x.	Revenue recognition

The Group’s main purpose is direct-to-consumer sales, which operates through two business segments: home organization products (“Betterware segment” or “BWM segment”) and beauty and personal care products (“JAFRA segment”), those products are offered to main customers or: BWM Distributors and JAFRA Leaders and independent Consultants. To do this, it enters into contracts with its distributors and leaders for the sale and purchase of products (without there being a permanent contract link). Additionally, these distributors and leaders can invite or refer new sellers. In turn, for referring new sellers, they will obtain points redeemable for products (rewards).

The Group has identified two performance obligations:

●	Sale of products in the home organization segment and the beauty and personal care segment.

●	Deferred income for granting points to its distributors, leaders and independent consultants for sales volume or for referring new associates or independent consultants.

Both performance obligations are detailed below:

Revenues comprise the fair value of the consideration received or to receive for the sale of products of the home organization segment and the beauty and personal care segment, as well as services in the ordinary course of the transactions, and are presented in the consolidated statement of profit or loss, net of the amount of variable considerations (discounts and product returns). To recognize revenues from contracts with its distributors, leaders and independent consultants, the Group applies a comprehensive model, which is based on a five-step approach consisting of the following: (1) identify the contract (verbal or written); (2) identify performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when the Group satisfies a performance obligation. The Group recognizes revenue at a point in time, when it transfers control over a product to a customer, which occurs when the customers take delivery of the products and formally accepts them.

The Group sends the invoices for the sale of home organization and beauty and personal care products to its distributors, leaders and independent consultants at shipment date with payment terms between 15 and 30 days. Distributors, leaders and independent consultants are allowed to request for a product return only if the product has quality, technical issues, or physical damages. However, this right qualifies as an assurance-type warranty (and not a performance obligation) related to the functionality of the products sold.

Betterware’s discounts to distributors and associates are included in the invoice price and are presented in the net sales line item from the moment in which the customer acquires control of the products sold. Therefore, the management does not perform estimates over discounts to be taken by the customers. JAFRA does not give discounts to leaders and consultants on the invoice price.

Loyalty program (The Group’s reward points program):

The Group operates a loyalty program (Reward points program) through Betterware’s distributors and associates, and JAFRA’s leaders and consultants accumulate points on sales of goods that entitle them to exchange the points for products the Group acquires from different suppliers. Since these points provide a benefit to distributors and associates that they would not receive without purchasing the Group products, this loyalty program represents a separate performance obligation.

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

Contract costs

The Group recognizes the incremental costs to obtain a contract with a client in the consolidated results of the period because they correspond to contracts with a duration of less than one year, in line with the revenue recognition model with respect to the transfer of the good with which relates to cost.

y.	Share-based payments

The share-based compensation plans to eligible executives and directors settled by providing Betterware shares are measured at their fair value as of the grant date and are subject to compliance with certain business performance metrics of the business and their continuance at the Company for an established period.

The fair value determined at the grant date is recorded as an expense based on the vesting period and the intrinsic value method, which consists of recognizing the expense from the grant date over the period the executives or directors render the service and earn the benefits stipulated according to the plan, with a corresponding increase in equity until December 31, 2022. As of January 1, 2023, the corresponding increase is in liabilities, since the payment of the consideration was modified to be cash instead of shares.

z.	Contingencies

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

aa.	Social capital

The Group’s ordinary shares are classified as share capital within stockholders’ equity and are expressed at their historical cost.

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

The Group’s share repurchases have been carried out through the stock exchange in which they are listed (Nasdaq) and are carried out with a charge to the Group’s stockholders’ equity; The maximum repurchase amount is approved by the Board of Directors for each fiscal year, without said repurchases exceeding the company’s net profits (including retained profits).

In accordance with the Mexican General Corporate Law, the Group has its legal reserve of 20% of the historical capital, in order to maintain a minimum amount of capital in the reserve in the event of an unforeseen need for funds, which is recognized in retained earnings.

Retained earnings correspond to the accumulated results of previous year’s net of dividend payments.

3.	Changes in material accounting policies

a.	Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Group has applied a number of new and amended IFRS and interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2023. The conclusions related to their adoption are described as follows:

New and amended IFRS Standards that are effective for the current year

The Group adopted the following amendments in the current year:

●	IFRS 17, Insurance contracts, there was no impact from the adoption of this standard.

●	Amendments to IAS 1, and Statement of practice No. 2 of IFRS – Disclosure of material accounting policies: As a result of the modifications, the Group made changes to its accounting policies described in note 2. The Management evaluated the material and relevant policies to communicate them effectively and applicable to the Group, avoiding using standardized information that is not important for users of the information contained in the financial statements.

●	Amendments to IAS 8, Disclosure of accounting estimates. The Group did not have any impact derived from the modifications of this standard, since there is no current situation that implies a change in accounting estimates; However, the Group Management considered the definition to evaluate the accounting estimates according to the new definition.

●	Amendments to IAS 12, Deferred tax related to assets and liabilities arising from a single transaction. As a result of the modification, the Group has recognized a deferred tax asset in relation to its lease liability and a deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under IAS 12. There was also no impact on opening profits as of January 1, 2022, as a result of the change. The key impact for the Group is related to the disclosure of the deferred tax assets and liabilities recognized (see note 17), for comparative purposes, the disclosures in said note were modified.

●	International tax reform -Rules of the second pillar model. The Group is not within the scope of the pillar two model rules because this legislation has not been enacted in the jurisdiction where it operates. Since pillar two legislation is not effective at the reporting date, the Group has no current tax exposure and applies the exception to recognize and disclose information on deferred tax assets and liabilities related to pillar two income tax, as provided in the amendments to IAS 12 issued in May 2023.

New and revised IFRS Standards in issue but not yet effective

As of the date of issuance of these financial statements, the Group has not applied any new and revised IFRS, nor improvements issued by the IASB that have been published but are not yet effective. Based on management’s analysis, the Company does not see potential impacts from its adoption, considering that some are not of significant applicability and others are totally not applicable to the balances and transactions carried out by the Company.

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

The significant estimates impacting the Group’s consolidated financial statements are as follows:

-	Key assumptions used in impairment testing of Goodwill and on long-lived intangible assets

The Group performs annual impairment testing on Goodwill and long-lived intangible assets, for which key assumptions are used in the calculation of the recoverable amount (see note 12). For impairment testing, goodwill is allocated to the cash-generating unit (“CGU”) from which the Group has considered that economic and operational synergies of business combinations are generated. The recoverable amounts of the CGU have been determined based on the calculations of its fair value less disposal costs, which require the use of estimates. The most significant of these assumptions are as follows:

●	Discount rate based on the weighted average cost of capital (WACC) of the CGU.

●	Average revenue growth rate.

-	Critical estimation on the determination of fair values in business combinations by “JAFRA’s Acquisition” and the ongoing impairment assessment of goodwill and long-lived intangible assets.

When business combinations are completed, it is required to apply the acquisition method to recognize the identifiable net assets acquired at fair value, on the acquisition date. Any excess of the consideration paid over the identified net assets is recognized as goodwill, which is evaluated for impairment annually by estimating the recoverable amount which is based on the fair value less disposal costs. For its part, any excess of the net assets identified over the consideration paid is recognized as a gain within the result of the year.

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

5.	Cash and cash equivalents

	2023		2022	2021

Cash on hand in banks	Ps.	383,114	367,076	951,092

Time deposits		166,616	448,568	224,106

	Ps.	549,730	815,644	1,175,198

6.	Trade account receivables

	2023		2022	2021

Trade account receivables	Ps.	1,404,541	1,092,855	835,757

Expected credit loss		(332,086)	(121,792)	(90,164)

	Ps.	1,072,455	971,063	745,593

The average, with respect to Betterware´s the turnover of accounts receivable, is from 14 to 28 days as of December 31, 2023, 2022 and 2021; and JAFRA´s the turnover of accounts receivable, is from 30 to 120 days as of December 31, 2023, and 2022. No interest is charged on outstanding accounts receivable.

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

The Group’s significant growth in recent years have caused volatility in collections. Because of this, management has applied significant estimation to determine the estimated expected credit losses as of December 31, 2023, 2022 and 2021; where the weighting of the historical behavior was analyzed, given what happened due to the extraordinary events of the COVID-19 pandemic, thus normalizing the expectation of future credit losses for the year 2024.

The Group cancels an account receivable when there is information that indicates that the debtor is experiencing serious financial difficulties and there is no realistic prospect of recovery, e.g. when the debtor has been placed in liquidation or has entered bankruptcy proceedings, or when a commercial account receivable is more than one year old, whichever occurs first. For the years ended December 31, 2023, 2022 and 2021, Ps.94,194, Ps.237,928 and Ps.117,414 have been canceled, respectively.

The following table shows the expected lifetime credit loss recognized for accounts receivable in accordance with the simplified approach established in IFRS 9.

Trade receivables – days past due
	Betterware de México					JAFRA in Mexico and United States
As of December 31, 2023	Not past due		14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		2%	8%	14%	58%	8%	26%	57%	76%
Gross amount of account receivable	Ps.	456,616	25,165	16,939	175,534	418,654	79,281	61,568	170,784	1,404,541
Expected credit loss	Ps.	8,935	2,104	2,455	101,305	31,511	20,622	35,281	129,873	332,086

Trade receivables – days past due
	Betterware de México					JAFRA in Mexico and United States
As of December 31, 2022	Not past due		14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		1%	18%	39%	41%	1%	7%	21%	61%
Gross amount of account receivable	Ps.	365,978	24,198	15,592	161,204	374,039	77,509	31,366	42,969	1,092,855
Expected credit loss	Ps.	3,561	4,337	6,142	66,126	3,589	5,130	6,735	26,172	121,792

As of December 31, 2021	Not past due		14-21	21 – 28	>28	Total

Expected credit loss rate		1%	27%	60%	28%
Estimated total gross carrying amount at default	Ps.	560,642	31,439	22,463	221,213	835,757
Expected credit loss	Ps.	6,814	8,338	13,386	61,626	90,164

The following table shows the movement in lifetime expected credit loss that has been recognized for trade account receivables in accordance with the simplified approach set out in IFRS 9.

	Total
Balance as of January 1, 2021	Ps.	(9,083)
Expected credit loss		(198,495)
Amounts written off		117,414
Balance as of December 31, 2021		(90,164)
Expected credit loss		(269,595)
Amounts written off		237,928
Foreign currency translation		39
Balance as of December 31, 2022		(121,792)
Expected credit loss		(304,501)
Amounts written off		94,194
Foreign currency translation		13
Balance as of December 31, 2023	Ps.	(332,086)

7.	Inventories and cost of sales

	2023		2022	2021

Finished goods	Ps.	1,395,220	1,568,459	787,135
Raw materials		257,686	109,681	-
Packing material		130,341	262,480	35,718
		1,783,247	1,940,620	822,853
Merchandise in transit		247,286	182,050	463,302
	Ps.	2,030,533	2,122,670	1,286,155

The cost of sales recognized in the consolidated statements of profit or loss and other comprehensive income within cost of sales of the year was Ps.3,701,255, Ps.3,579,093 and Ps.4,498,008 for the years of 2023, 2022, and 2021, respectively.

The cost of inventories recognized as an expense includes Ps.81,913, Ps.72,988 and Ps.43,645, for the years 2023, 2022 and 2021, respectively, in respect of write-downs of inventory to net realizable value. Such write-downs have been recognized to account for obsolete inventories.

8.	Prepaid expenses

	2023		2022	2021

Advances to suppliers	Ps.	32,773	12,891	1,320
Premiums paid in advance for insurance		21,419	16,238	16,961
Other		24,923	23,433	17,315

	Ps.	79,115	52,562	35,596

9.	Other assets

	2023		2022	2021

Inventory of rewards	Ps.	204,117	153,168	54,247
Accounts to receivable from consultors		41,699	42,878	-
Security deposit		13,325	8,654	4,274
Rewards catalogs		11,233	13,009	12,067
Recoverable taxes		1,741	2,133	10,725
Other receivables		12,330	15,099	4,949

		284,445	234,941	86,262

Current		230,688	188,266	81,988
Non-current		53,757	46,675	4,274

	Ps.	284,445	234,941	86,262

10.	Property, plant and equipment, net

	2023		2022	2021

Acquisition cost	Ps.	3,258,234	3,190,297	1,231,794
Accumulated depreciation		(347,881)	(216,923)	(162,302)

	Ps.	2,910,353	2,973,374	1,069,492

Acquisition cost:	As of January 1, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Transfers	As of December 31, 2021

Land	Ps.	49,256	-	-	-	-	49,256
Molds and machinery		126,296	-	82,457	(2,334)	63,729	270,148
Vehicles		13,107	-	6,046	(1,439)	-	17,714
Computers and equipment		68,040	13,473	709	(19,764)	18,521	80,979
Leasehold improvements		34,308	539	119	(831)	3,980	38,115
Buildings		326,644	-	-	-	351,654	678,298
Construction in progress		288,189	-	246,979	-	(437,884)	97,284

	Ps.	905,840	14,012	336,310	(24,368)	-	1,231,794

Accumulated depreciation:	As of January 1, 2021		Depreciation expense	Disposals	As of December 31, 2021

Molds and machinery	Ps.	(29,284)	(20,236)	759	(48,761)
Vehicles		(2,138)	(3,162)	17	(5,283)
Computers and equipment		(56,797)	(9,374)	11,983	(54,188)
Leasehold improvements		(25,224)	(4,915)	203	(29,936)
Buildings		(1,270)	(22,864)	-	(24,134)

	Ps.	(114,713)	(60,551)	12,962	(162,302)

Acquisition cost:	As of December 31, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2022

Land	Ps.	49,256	1,253,237	-	-	-	-	1,302,493
Molds and machinery		270,148	237,818	1,081	(18,319)	67,299	-	558,027
Vehicles		17,714	-	6,183	(2,124)	-	-	21,773
Computers and equipment		80,979	101,512	9,605	(99,640)	32,544	(2,498)	122,502
Leasehold improvements		38,115	1,430	479	-	3,214	-	43,238
Buildings		678,298	321,994	-	-	31,740	-	1,032,032
Construction in progress		97,284	41,790	107,260	(1,302)	(134,797)	(3)	110,232

	Ps.	1,231,794	1,957,781	124,608	(121,385)	-	(2,501)	3,190,297

Accumulated depreciation:	As of December 31, 2021		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2022

Molds and machinery	Ps.	(48,761)	(60,965)	6,459	-	(103,267)
Vehicles		(5,283)	(3,992)	180	-	(9,095)
Computers and equipment		(54,188)	(40,738)	84,523	2,406	(7,997)
Leasehold improvements		(29,936)	(1,134)	4	-	(31,066)
Buildings		(24,134)	(41,364)	-	-	(65,498)

	Ps.	(162,302)	(148,193)	91,166	2,406	(216,923)

Acquisition cost:	As of December 31, 2022		Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2023

Land	Ps.	1,302,493	-	-	-	-	1,302,493
Molds and machinery		558,027	1,002	(9,058)	61,366	-	611,337
Vehicles		21,773	2,099	(3,168)	11,489	-	32,193
Computers and equipment		122,502	16,583	(11,879)	17,593	(18,475)	126,324
Leasehold improvements		43,238	-	(4,820)	144	-	38,562
Buildings		1,032,032	-	-	30,315	-	1,062,347
Construction in progress		110,232	105,871	(9,900)	(120,907)	(318)	84,978

	Ps.	3,190,297	125,555	(38,825)	-	(18,793)	3,258,234

Accumulated depreciation:	As of December 31, 2022		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2023

Molds and machinery	Ps.	(103,267)	(74,657)	3,532	-	(174,392)
Vehicles		(9,095)	(5,968)	1,003	-	(14,060)
Computers and equipment		(7,997)	(37,443)	11,829	16,057	(17,554)
Leasehold improvements		(31,066)	(1,323)	4,820	-	(27,569)
Buildings		(65,498)	(48,808)	-	-	(114,306)

	Ps.	(216,923)	(168,199)	21,184	16,057	(347,881)

Depreciation expense is included in administrative expenses line in the consolidated statement of profit or loss and other comprehensive income. No impairment losses have been determined.

The Group built a distribution center, which was ready to use in 2021 and it was started to capitalization, however, the construction remainder was completed until 2023. As of December 31, 2023, 2022 and 2021, the total payments related to this construction amounted to Ps.2,349, Ps.37,500 and Ps.397,000, respectively. The total investment amounted to Ps.1,110,807.

During 2023, 2022 and 2021 the Group didn’t capitalize borrowing costs related to the distribution center that was under construction.

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

On March 24, 2022, the Federal Economic Competition Commission (“COFECE”) approved the transaction, which was concluded on April 7, 2022.

The JAFRA acquisition led the Group to enter in the Beauty and Personal Care (B&PC) industry market.

The assets acquired and liabilities assumed from the acquisition are as follows:

Assets and liabilities to fair value	Note
Current assets and others non-current assets		Ps.	2,885,952
Property, plant and equipment, net	10		1,957,784
Intangible assets	13		1,394,424
Current liabilities and non-current liabilities			(1,630,260)
Deferred income tax			(813,661)
Total identifiable assets acquired, and liabilities assumed			3,794,239
Goodwill	12		1,250,132
Total assets acquired, net		Ps.	5,044,371

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

The revenues contributed by JAFRA included in the consolidated statement of profit or loss from the effective acquisition date to December 31, 2022, were Ps.5,164,205 and net income of Ps.493,062. If the acquisition had been made on January 1, 2022, the net revenues in the consolidated statement of income for the year ended December 31, 2022, would have been Ps.13,377,529 and net income of Ps.1,097,092.

At the acquisition concluded date, it has not arisen any contingent liability that must be recorded, nor are there contingent consideration agreements. Additionally, acquisition costs were not significant.

12.	Goodwill

	As of January 1, 2021		Additions	Disposals	As of December 31, 2021

Cost	Ps.	348,441	22,634	-	371,075

	As of December 31, 2021		Additions	Disposals	As of December 31, 2022

Cost	Ps.	371,075	1,251,277	(22,634)	1,599,718

	As of December 31, 2022		Additions	Disposals	As of December 31, 2023

Cost	Ps.	1,599,718	-	-	1,599,718

The goodwill balances of Group’s companies are described below:

	As of December 31:
	2023		2022	2021

Betterware	Ps.	348,441	348,441	348,441
JAFRA Mexico		1,250,132	1,250,132	-
Finayo		1,145	1,145	-
GurúComm		-	-	17,372
Innova Catalogos		-	-	5,262
Total	Ps.	1,599,718	1,599,718	371,075

The Betterware’s goodwill, correspond to the resulting excess between the consideration given and the fair values of the net assets acquired on the acquisition date by Betterware Latinoamerica Holding México, S.A. de C.V. (BLHM) and Strevo Holding, S.A. de C.V.

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

On March 25, 2022, Betterware and Programa Lazos, S.A. de C.V., acquired 2% and 98%, respectively, of the participation in shares of Finayo, S.A.P.I. de C.V. SOFOM ENR. The Group recorded a goodwill of Ps.1,145 corresponding to the excess for the consideration paid and the fair values of the net assets acquired for the acquisition of 100% of Finayo. In June 2023, the participation’s percentage in Finayo was modified as follow: an increase in Betterware from 2% to 99.05% and a decrease in Programa Lazos from 98% to 0.95%.

On April 7, 2022, Betterware acquired 100% of JAFRA in Mexico and the United States, along with its trademarks “JAFRA”; the total cash agreed amounted to Ps.5,044,371 (see note 11). The addition to goodwill for Ps.1,250,132 corresponds to the excess for the consideration paid and the fair values of the net assets acquired for the acquisition of 100% of Jafra Cosmetics International S.A. de C.V., Jafra México Holding B.V. and Jafra Cosmetics International Inc.

Impairment tests

The Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets that amount to Ps.1,599,718 and Ps.1,102,106, respectively, of which Ps.1,250,132 and Ps.849,106, respectively are related to the cash generating unit JAFRA Mexico. For impairment testing purposes, goodwill is allocated to CGU that do not exceed operating segments. The recoverable value of the CGU was based on the fair value minus disposal costs, estimated using discounted cash flows. The fair value measurement was classified as a Level 3 fair value based on the inputs in the valuation technique used.

The values assigned to the key assumptions represent the administration’s assessment of future trends in relevant industries and are based on historical data from external and internal sources.

As of December 31, 2023, 2022 and 2021, the estimated recoverable amount of the CGU exceeded its carrying amount.

The key assumptions used in the estimation of the recoverable amount are set out below:

	2023		2022		2021
In percentages	Betterware	JAFRA México	Betterware	JAFRA México	Betterware
Discount rate	14.7	16.7	10.0	9.1	12.8
Average revenue growth rate	5.0	9.0	2.3	8.1	13.8
Terminal value growth rate	3.3	3.3	0.0	2.0	3.0
EBITDA margin (earnings before interest, taxes, depreciation and amortization)	27.5	19.0	30.0	15.3	30.0

The discount rate was based on the historical industry average, weighted-average cost of capital and a market interest rate. The discount rate for Betterware is 14.7%, 10.0% and 12.8% as of December 31, 2023, 2022 and 2021 respectively, and for JAFRA of 16.7% and 9.1% as of December 31, 2023, and 2022 respectively.

The average revenue growth rate is derived from management plans that are in line with industry behavior.

The cash flow projections included specific estimates for 5 years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make. For Betterware, a terminal growth rate of 1.0% was used to corroborate that even then there would be no impairment of the assets.

Budgeted EBITDA was estimated taking into account past experience and a revenue growth rate projected taking into account the average growth levels experienced over the past 5 years and the estimated sales volume and price growth for the next five years. It was assumed that the sales price would increase in line with forecast inflation over the next five years.

There are no reasonably possible changes in any of the key assumptions that would result in potential impairment.

13.	Intangible assets, net

Acquisition cost:	As of January 1, 2021		Additions	Disposals	As of December 31, 2021

Brand	Ps.	253,000	-	-	253,000
Customer relationships		64,000	-	-	64,000
Software		45,984	65,356	-	111,340
Brands and logo rights		5,393	70	-	5,463

	Ps.	368,377	65,426	-	433,803

Accumulated amortization:	As of January 1, 2021		Amortization expense	Disposals	As of December 31, 2021

Customer relationships	Ps.	(37,333)	(6,400)	-	(43,733)
Software		(7,096)	(8,377)	-	(15,473)
Brands and logo rights		(4,587)	(250)	-	(4,837)

	Ps.	(49,016)	(15,027)	-	(64,043)

Acquisition cost:	As of December 31, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2022

Brand	Ps.	253,000	840,616	9,493	-	(1,003)	1,102,106
Customer relationships		64,000	553,808	-	-	-	617,808
Software		111,340	-	41,443	-	-	152,783
Brands and logo rights		5,463	-	109	-	-	5,572

	Ps.	433,803	1,394,424	51,045	-	(1,003)	1,878,269

Accumulated amortization:	As of December 31, 2021		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2022

Customer relationships	Ps.	(43,733)	(40,412)	-	-	(84,145)
Software		(15,473)	(29,686)	-	-	(45,159)
Brands and logo rights		(4,837)	(246)	-	-	(5,083)

	Ps.	(64,043)	(70,344)	-	-	(134,387)

Acquisition cost:	As of December 31, 2022		Additions	Disposals	Foreign currency translation	As of December 31, 2023

Brand	Ps.	1,102,106	-	-	-	1,102,106
Customer relationships		617,808	-	-	-	617,808
Software		152,783	5,459	-	-	158,242
Brands and logo rights		5,572	52	-	-	5,624

	Ps.	1,878,269	5,511	-	-	1,883,780

Accumulated amortization:	As of December 31, 2022		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2023

Customer relationships	Ps.	(84,145)	(52,551)	-	(5,450)	(142,146)
Software		(45,159)	(41,363)	-	-	(86,522)
Brands and logo rights		(5,083)	(76)	-	-	(5,159)

	Ps.	(134,387)	(93,990)	-	(5,450)	(233,827)

Brands:

●	The “Betterware” brand is an intangible asset with an indefinite useful life and a carrying amount of Ps.253,000, which is presented in the consolidated statements of financial position. This brand was transmitted to the Group through a merger carried out on July 28, 2017, with Strevo Holding, S.A. de C.V. (a related party under common control). Strevo obtained such brand when acquiring the majority of the Betterware’s shares in March 2015.

●	The “JAFRA” brands are intangible assets with an indefinite useful life and a carrying amount of Ps.849,106, which is presented in the consolidated statements of financial position. Since the business combination with the Group on the date of on April 7, 2022, the JAFRA brands were valued at their fair value.

Brands are not amortized. The Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets that amount to Ps.1,599,718 and Ps.1,102,106, respectively, of which Ps.1,250,132 and Ps.849,106, respectively, and which are related to the generating unit of JAFRA Mexico cash.

Customer relationships:

●	The intangible for the relationship with customers of Betterware was transferred to the Group through a merger with Strevo carried out on July 28, 2017, this intangible asset has a useful life of ten years and are amortized using the straight-line method.

●	The intangible for the relationship with customers of JAFRA arose from the valuation of assets acquired and liabilities assumed by business combination dated April 7, 2022, this intangible asset has a useful life of twelve years and are amortized using the straight-line method. The calculation comprised the revenues attributable of Jafra Mexico and the total number of consultants as of the valuation date. In addition, future revenues, growth rate and desertion were projected.

The customers relationships balance of the Group are described below:

	As of December 31:
	2023		2022	2021

Betterware	Ps.	7,467	13,867	20,267
JAFRA Mexico		468,195	519,796	-
Total of customers relationships	Ps.	475,662	533,663	20,267

Brands and logo rights

●	Betterware has incurred expenses related to the registration trademarks and logos rights with intellectual property authorities, which have a defined life, are amortized linearly over their estimated useful life, which ranges from 10 to 30 years. As of December 31, 2023, 2022 and 2021, intangible assets for brands and logo rights are presented in the consolidated statement of financial position for a total of Ps.465, Ps.489 and Ps.626, respectively.

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. As of December 31, 2023, 2022 and 2021, the Group have been not identified indications of impairment.

In relation to impairment of intangible assets with indefinite useful life (brand), the Group estimates the recoverable amount of the intangible asset which is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used (see note 12).

14.	Leases

Right-of-use assets, net

The Group leases a fleet of cars for its sales staff and qualified employees with different contract expiration dates, as well as computers, servers, printers, real estate (JAFRA distribution center and commercial venues) with different expiration dates, with the latest expiration date in 2028. Those leases were recorded as right of use assets as follows:

	As of January 1, 2021		Additions	Disposals	As of December 31, 2021

Cost	Ps.	39,579	1,388	(3,275)	37,692

	As of January 1, 2021		Depreciation expense	Disposals	As of December 31, 2021

Accumulated depreciation	Ps.	(14,697)	(6,544)	933	(20,308)

	As of December 31, 2021		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2022

Vehicles	Ps.	623	59,657	48,433	(1,171)	-	107,542
Buildings		-	7,049	88,051	(484)	-	94,616
Warehouses		17,101	53,575	49,227	-	-	119,903
Office furniture and equipment		-	2,697	5,454	-	-	8,151
Computer equipment		19,968	27,803	3,856	(15)	-	51,612

Cost	Ps.	37,692	150,781	195,021	(1,670)	-	381,824

	As of December 31, 2021		Additions	Disposals	Foreign currency translation	As of December 31, 2022

Vehicles	Ps.	(147)	(21,795)	1,024	-	(20,918)
Buildings		-	(12,947)	-	-	(12,947)
Warehouses		(17,101)	(18,658)	484	-	(35,275)
Office furniture and equipment		-	(1,346)	-	-	(1,346)
Computer equipment		(3,060)	(14,419)	1	(295)	(17,773)

Accumulated depreciation	Ps.	(20,308)	(69,165)	1,509	(295)	88,259

	As of December 31, 2022		Additions	Disposals	Foreign currency translation	As of December 31, 2023

Vehicles	Ps.	107,542	49,934	(18,206)	(1,862)	137,408
Buildings		94,616	131,450	-	(8,325)	217,741
Warehouses		119,903	2,718	-	(4,767)	117,854
Office furniture and equipment		8,151	3,172	(2,928)	-	8,395
Computer equipment		51,612	15,088	-	-	66,700

Cost	Ps.	381,824	202,362	(21,134)	(14,954)	548,098

	As of December 31, 2022		Additions	Disposals	Foreign currency translation	As of December 31, 2023

Vehicles	Ps.	(20,918)	(41,266)	6,275	1,515	(54,394)
Buildings		(12,947)	(23,321)	-	1,428	(34,840)
Warehouses		(35,275)	(26,158)	-	1,514	(59,919)
Office furniture and equipment		(1,346)	(2,651)	1,078	-	(2,919)
Computer equipment		(17,773)	(19,549)	-	-	(37,322)

Accumulated depreciation	Ps.	(88,259)	(112,945)	7,353	4,457	(189,394)

The right-of-use asset depreciation expense for the years of 2023, 2022 and 2021 amounted to Ps.112,945, Ps.69,165 and Ps.6,544, respectively, and is included within administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

As of December 31, 2023, 2022 and 2021, Betterware has master lease contracts for computers, servers and cars and for the year 2022 with the JAFRA Acquisition, lease contracts were added for the JAFRA distribution center, office equipment (printers), cars and premises in different regions.

As of December 31, 2023, 2022 and 2021, Betterware leased warehouses, offices, commercial space, and equipment, used in normal operations of the Group’s companies, to which the short-term exemption was applied, considering that the lease term was for less than one year. The rental expense for the years ended December 31, 2023, 2022 and 2021, amounted to Ps.15,295, Ps.31,003 and Ps.52,660, respectively.

Lease liability

The lease liabilities as of December 31, 2023, 2022 and 2021 are described below.

Lease liability
Balance as of January 1, 2021	Ps.	24,378
Lease additions (1)		1,388
Lease disposals (1)		(1,704)
Rent payments (principal and interest) (2)		(6,899)
Interest expense (1)		717
Balance as of December 31, 2021		17,880
Subsidiaries’ Acquisitions (1)		146,187
Lease additions (1)		193,856
Lease disposals (1)		(195)
Rent payments (principal and interest) (2)		(76,214)
Foreign currency translation (1)		(1,172)
Interest expense (1)		11,566
Balance as of December 31, 2022		291,908
Lease additions (1)		202,362
Lease disposals (1)		(12,298)
Rent payments (principal and interest) (2)		(123,241)
Foreign currency translation (1)		(12,526)
Interest expense (1)		26,771
Balance as of December 31, 2023	Ps.	372,976

(1)	Changes that do not represent cash flow

(2)	Changes that represent cash flow

The maturity analysis of total future minimum lease payments, including non-accrued interest, is as follows:

Year	Amount
2024	Ps	140,942
2025		111,495
2026		71,639
2027		40,974
2028-2034		146,541

	Ps	511,591

15.	Accounts payable to suppliers and accrued expenses

Trade accounts payables to the Group’s suppliers principally comprise amounts outstanding for trade purchases, raw material, and ongoing costs.

The average payment period to Betterware’s suppliers is 4 months mainly for its commercial purchases and to JAFRA’s suppliers is 30 days for the commercial area and 90 days for the manufacturing area, without interest for all Group. The Group has financial risk management policies (see note 21) to ensure that all accounts payable are paid within the previously agreed credit terms.

The Company has established financing programs for suppliers, through which they can discount their documents with different financial institutions (paying the financial cost). The balance payable derived from these programs is recognized within the suppliers account in the consolidated statement of financial position since this program does not substantially modify the original terms and conditions. The balance payable discounted by suppliers as of December 31, 2023, 2022 and 2021 amounts to Ps.861,828, Ps.584,872 and Ps.1,237,913, respectively. The Company does not expect significant impacts from the improvements to IFRS 7 effective as of January 1, 2024.

The Group’s accrued expenses mainly comprise outstanding payment amounts (retention of income taxes and VAT) and social security’s contributions (IMSS, SAR and INFONAVIT) expenses among other accrued expenses.

16.	Debt and borrowings

	2023		2022	2021

Simple credit line joint and several obligation with BBVA, up to Ps.1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.	Ps.	1,500,000	-	-

Two-tranche sustainability bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the first offer of Ps.500,000 started paying interest at 5.15% plus 0.40% and for the monthly subsequent payments, the rate will be based on the 29-day TIIE rate issued by BANXICO plus 0.40%; the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35%, during the sustainability bond term.		1,488,830	1,485,545	1,482,261

Simple credit line with HSBC, up to Ps.950,000, valid until September 13, 2029 and monthly interest payment at the TIIE rate (the 28-day equilibrium interbank interest rate published in BANXICO), plus 1.3 points percentages, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.		950,000	-	-

Two-tranche bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the third offer of Ps.313,974 started paying interest at 12.41% and for the monthly subsequent payments, the rate will be based on the 28-day TIIE rate issued by BANXICO plus 0.90%; the fourth offer of Ps.500,000 will pay interest semi-annually or every 182 days at a fixed rate of 11.23%, during the bond term.		806,361	-	-

On April 5, 2022, Betterware entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps.800,000. The line of credit bearing interest at the 28-day TIIE rate plus 206 basis points, payable monthly, with a term of 36 months from the date of signing the original contract.		300,000	-	-

Credit line with Banamex, with interest rate at TIIE (28 days published in BANXICO) plus 110 basis points, the line considers payments of drawdowns in no more than a 12-month term. This short-term line of credit, which is available and paid in a term of no more than 12 months.		-	200,000	-

Simple credit line with Banamex, HSBC, BBVA, Bajío, BanCoppel and Scotiabank, up to Ps.4,498,695, with interest (28-day TIIE published in BANXICO) plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.		-	4,432,711	-

Innova Catalogos has a loan for financial support or “Emerging Plan for the protection of employment and income of people”; the loan was acquired at the beginning of 2021, for the amount of Ps.40, with maturity across 18 months, and monthly payments of Ps.2.2, this loan does not accrue interest, however in case of default, it will accrue interest at the rate of 24% on unpaid balances.		-	-	15

Interest payable	Ps.	86,231	30,419	28,109

Total debt		5,131,422	6,148,675	1,510,385

Less: Current portion		508,731	230,419	28,124

Long term debt and borrowings	Ps.	4,622,691	5,918,256	1,482,261

Long term debt- Credit Line with HSBC

●	On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit with joint obligation, up to Ps.950,000, valid until September 13, 2029 and payment of monthly interest at the TIIE rate (the of interbank interest rate) at 28 days published in BANXICO plus 1.3bp, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.

●	On September 13, 2023, Betterware used the Ps.950,000 of the credit line with HSBC to pay our revolving lines.

Long term debt- Offering of bonds in Securities Commission and to the Mexican Stock Exchange (“BMV”, for its acronym in Spanish) (BWMX 23 and BWMX 23-2)

●	On July 7, 2023, Betterware successfully concluded the offering of a two-tranche bond issuance for a total of Ps.813,974, with maturities of 4 and 7 years, offered in the Mexican Market. The third offer of bonds for Ps.313,374 started paying interest at 12.41% rate and for the subsequent monthly payments, the rate will be based on the 28-day TIIE rate issued by Banxico plus 0.90%, and the fourth offer of Ps.500,000 will pay interest semi-annually at a fixed rate of 11.23% during the bond term. Principal payments are at the end of every bond maturity.

●	On July 10, 2023, Betterware used the bond amount net of issuance costs of Ps.810,197, to pay the syndicated credit line.

Long term debt- Credit Line with BBVA

●	On July 5, 2023, Betterware entered into a credit agreement with BBVA, up to Ps.1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.

●	On July 10, 2023, Betterware used the Ps.1,500,000 of the credit line with BBVA to pay the syndicated credit line.

Long term debt- Syndicated Credit Line

●	On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel, and Scotiabank, as syndicated lenders, for a credit line of up to Ps.4,498,695. The funds under the credit line were entirely allocated to the JAFRA Acquisition in Mexico and the United States. The credit line has a maturity of 5 years from the date of signing the contract in March 2022, which pays monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. The first 24 months the credit line has no principal payments, and from month 25 principal payments begin in an increasing manner, with a global payment of 30% in month 60. JAFRA subsidiaries are jointly responsible for this credit.

●	During the months of March and June 2023, Betterware made two principal payments for Ps.1,000,000 and Ps.250,000, respectively. On July 10, 2023, the remaining principal of the syndicated loan for Ps.3,248,695 was prepaid. The resources used came from long-term debt: Ps.1,500,000 from BBVA and Ps.810,197 from the new bond issue; and short-term loans: Ps.550,000 from the revolving line with BBVA, Ps.150,000 from the revolving line with Santander, Ps.50,000, from the revolving line with HSBC, and the remaining amount for Ps.188,498 was taken from available cash of BWM and JAFRA on the settlement date.

●	The Management considered the transaction as an extinguishment of the original debt (Syndicated Loan) and a new debt was recognized for the long-term simple credit lines with BBVA and HSBC, mainly due to substantial differences in financial obligations. As a result of the extinguishment of the debt from July to December 2023, the Company cancelled in profit or loss the outstanding remainder of the initial issuance costs for the original debt (syndicated credit), which amounted to Ps.50,447.

Long term debt- Offering of bonds in Securities Commission and to the Mexican Stock Exchange (“BMV”, for its acronym in Spanish) (BWMX 21X and BWMX 21-2X)

●	On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market and issued at favorable conditions for the Company. The first offer of sustainability bonds for Ps.500,000 started paying interest at 5.15% rate plus 0.40% and for the subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40%, and the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35% during the sustainability bond term. Principal payments are at the end of every bond maturity.

●	On August 31, 2021, Ps.588,300 of proceeds received from the bond offering, were used for the prepayment of the following long-term debt: Ps.521,449 were paid to the secured credit line with Banamex, acquired in December 2018, plus an additional Ps.18,172 to cancel the swap linked to that loan, and Ps.48,679 to the credit line with BBVA. The rest of the proceeds were used for general corporate purposes, including additional investments in Campus Betterware and other initiatives with positive environmental and social impacts.

Banamex- Unsecured credit line

●	Betterware has an unsecured credit line with Banamex up to Ps.400,000, amounted to 28-days TIIE plus 110 basis points. As of December 31, 2021, the interest rate was 28-days TIIE plus 285 basis points. During the years 2023 and 2022, Betterware used Ps.700,000 and Ps.250,000, respectively. and as of December 31, 2023, and 2022 has been reimbursed to MX$900,000 and MX$50,000, respectively. During 2021, BWM did not received cash from this credit line.

HSBC-Credit line

●	On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of MX$50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to MX$150,000. The maturity date of this credit line is March 24, 2024, and it bears interest at the TIIE rate plus 200 basis points. During the years 2023, 2022 and 2021, Betterware received MX$300,000, MX$620,000 and MX$20,000, respectively, which, as of December 31, 2023, 2022 and 2021, had been paid.

BBVA-Credit line

●	On April 5, 2022, the Group entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps.800,000. The line of credit bearing interest at the 28-day TIIE rate plus 206 basis points, payable monthly, with a term of 36 months from the date of signing the original contract. During the years 2023 and 2022, Betterware received MX$1,855,020 and MX$450,010, respectively, which, as of December 31, 2023, and 2022, were paid MX$1,555,020 and MX$450,010.

Santander-Credit line

●	On May 30, 2022, Betterware entered into a current account credit agreement with Santander México, S.A., for an amount of Ps.200,000. BLSM is jointly and severally liable for this credit. The maturity date of this line of credit is May 30, 2023, and accrues interest at the TIIE rate plus 190 basis points. During fiscal year 2023, Betterware has used Ps.380,000 under such revolving credit line and which has been reimbursed to Santander.

Banamex- Secured credit line

●	In December 2018, the Group obtained a secured credit line with Banamex for an amount of Ps.400,000 to build the new Campus Betterware. On January 30, 2020, the Group renegotiated the interest rate of the secured credit line with Banamex, which changed from the TIIE rate plus 317 basis points to the TIIE rate plus 260 basis points. In addition, withdrawals from this credit line were extended to August 2020, and were payable on a quarterly basis from September 2020 up to December 18, 2025. This loan was liquidated on August 31, 2021.

●	On July 30, 2020, a total amount of Ps.195,000 was borrowed under a credit agreement signed on June 3, 2020, with Banamex. This loan bore interest at the TIIE rate plus 295 basis points maturing on December 30, 2025. This loan was repaid on August 31, 2021.

●	During the first seven months of 2021, Betterware made payments to secured credit line with Banamex, for Ps.46,167, and as of August 31, 2021, this secured credit line was repaid in full in the amount of Ps.521,449, including interest.

BBVA-Simple credit line

●	On September 20, 2020, the Group entered into a credit line with BBVA for up to Ps.75,000 bearing interest at 7.5%, payable monthly. The credit line had racks in the Group’s distribution center pledged as collateral for an amount of Ps.80,901. This credit line was repaid on August 31, 2021.

●	During the first seven months of 2021, Betterware made payments to credit line with BBVA, for Ps.16,325 and as of August 31, 2021, this credit line was repaid in full in the amount of Ps.48,679, including interest.

As of December 31, 2023, 2022 and 2021, the fair value of the debt in 2023, 2022 and 2021 amounted to Ps.5,145,691, Ps.6,489,926 and Ps.1,499,867, respectively. The fair value of the long term bond in 2023, 2022 and 2021, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings in 2023 and 2022 was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

Interest expenses related to the borrowings presented above are included in the interest expense item in the consolidated statement of earnings and other comprehensive income.

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Long-term debt and borrowings		Interest payable	Derivative financial instruments, net

Balances as of January 1, 2021	Ps.	583,639	3,323	320,294
Changes that represent cash flows -
Loans obtained		1,520,000	-	-
Restricted cash		42,915	-	-
Payments		(646,716)	(49,123)	(18,172)
Bond issuance costs		(18,931)
Changes that do not represent cash flows:
Interest expense		-	73,909	-
Control obtained over subsidiaries		177	-	-
Amortization of bond issuance cost		1,192	-	-
Valuation effects of derivative financial instruments		-	-	(330,315)
Balances as of December 31, 2021		1,482,276	28,109	(28,193)
Changes that represent cash flows -
Loans obtained		5,818,705	-	-
Payments		(1,120,025)	(502,847)	-
Bond issuance costs		(88,722)	-	-
Changes that do not represent cash flows:
Interest expense		-	505,157	-
Control obtained over subsidiaries
Amortization of bond issuance cost		3,285	-	-
Amortization of issuance cost from Long-term debt- Syndicated Credit		22,737	-	-
Valuation effects of derivative financial instruments		-	-	43,522
Balances as of December 31, 2022		6,118,256	30,419	15,329
Changes that represent cash flows -
Loans obtained		6,498,994	-	-
Payments		(7,633,715)	(652,313)	-
Bond issuance costs		(8,355)	-	-
Changes that do not represent cash flows:
Interest expense		-	708,125	-
Amortization of bond issuance cost		4,026	-	-
Amortization of issuance cost from Long-term debt- Syndicated Credit		15,538	-	-
Cancellation of Line issuance cost from Long-term debt- Syndicated Credit		50,447
Valuation effects of derivative financial instruments		-	-	32,591
Balances as of December 31, 2023		5,045,191	86,231	47,920

The previous table details the changes in the Group’s liabilities derived from financing activities corresponding to debt and borrowings, including both monetary and non-monetary changes. Liabilities arising from financing activities are those for which cash flows are classified, or future cash flows will be classified, in the consolidated statement of cash flows as cash flows from financing activities.

The Group’s long-term debt and interest maturities as of December 31, 2023, including non-accrued interest, are as follows:

Year	Amount

2024	Ps.	1,000,785
2025		1,396,897
2026		936,875
2027		1,330,284
2028-2029		2,394,998
	Ps.	7,059,839

The long-term debt of the credit line with HSBC contains the following financial obligations:

a)	A leverage ratio less than or equal to 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

The long-term debt of the credit line with BBVA contains the following financial obligations:

a)	A leverage ratio equal to or less than 3.50 to 1.0.

b)	A debt service coverage ratio greater than or equal to 1.25 to 1.0.

The long-term debt of the syndicated credit line contained the following financial obligations:

a)	A leverage ratio equal to or less than 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

c)	A minimum stockholders’ equity equivalent to 90% of stockholders’ equity at the close of the last immediately preceding fiscal year.

The long-term debt of the bond issue has the following financial obligations:

a)	Pay interest on bonds monthly or semi-annually, as applicable to each issue (bond), and using the rate stipulated in the Title.

b)	Use the resources derived from the placement of the Stock Certificates for the authorized purposes.

c)	Compliance with the general provisions applicable to securities issuers and other participants; Among them, the delivery of quarterly financial information and an annual report to the Banking Commission (CNBV, for its acronym in Spanish) and BMV.

d)	Compliance with the general provisions applicable to entities and issuers supervised by the CNBV that hire external audit services.

The Group was in compliance with all financial obligations as of December 31, 2023, 2022 and 2021, with the exception of subsection “c” of the syndicated loan’s financial obligations during 2022, however, we obtained a waiver from the agent bank before December 31, 2022.

17.	Income taxes

The subsidiaries of the Group in México and abroad are individually subject to the payment of income taxes. These taxes are not determined based on the consolidates figures of the Group, but are calculated individually at the level of each company declaration and each of these presents its taxes separately.

According to the specific requirements of each country, the statutory rates for 2023, 2022 and 2021 years, were 30% for México, 25% for Guatemala and 21% for United States, and will continue as such in future years.

Income tax recognized in profit or loss for the years of 2023, 2022 and 2021 was comprised of the following:

	2023		2022	2021

Current tax	Ps.	645,521	533,522	791,856
Deferred tax (benefit) expense		(261,137)	(16,602)	22,700

	Ps.	384,384	516,920	814,556

The subsidiary in Guatemala generated an ISR of Ps.55 in 2023, a loss in 2022 and ISR of Ps.636 in 2021, while the subsidiaries in the United State had losses in 2023 and 2022.

Income tax expense recognized at the effective ISR rate differs from income tax expense at the statutory tax rate. Reconciliation of income tax expense recognized from statutory to effective ISR rate is as follows:

	2023		2022	2021

Profit before income tax	Ps.	1,431,122	1,386,884	2,562,495
Tax rate		30%	30%	30%
Income tax expense calculated at 30% statutory tax rate		429,337	416,065	768,749

Inflation effects, net		17,730	3,536	25,039
Non-deductible expenses (1)		65,978	148,569	5,790
Share-based payments		1,403	1,780	1,744
Other items, net		(94,604)	(53,030)	13,234
	Ps.	384,384	516,920	814,556
		27%	37%	32%

(1)	Includes (i) certain payroll expenses which are partially deductible as grocery vouchers, help for transportation, life and major medical expenses insurance, among others; and (ii) certain cost of sales expenses as samples and obsolescence items.

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

Composition of the deferred tax asset (liabilities) as well as the reconciliation of changes in deferred taxes balances as of December 31, 2023, 2022 and 2021 are presented below:

Temporary differences	As of January 1, 2021		Accounting effects from changing reporting period	Recognized in profit or loss	As of December 31, 2021

Deferred tax assets:
Expected credit loss	Ps.	8,319	11,309	12,799	32,427
Accruals and provisions		69,681	-	(31,723)	37,958
Derivative financial instruments		35,886	-	(35,886)	-
Property, plant and equipment		-	-	5,538	5,538
Leases		7,313	-	(1,949)	5,364

Deferred tax liabilities:
Intangible assets		(83,900)	-	1,920	(81,980)
Inventories		(34,234)	(5,337)	30,483	(9,088)
Derivative financial instruments		-	-	(7,380)	(7,380)
Property, plant and equipment		(10,888)	-	10,888	-
Right-of-use assets		(7,465)	-	2,250	(5,215)
Other assets and prepaid expenses		(6,959)	-	(9,640)	(16,599)

Net deferred tax liability	Ps.	(22,247)	5,972	(22,700)	(38,975)

Temporary differences	As of December 31, 2021		Liability assumed for subsidiaries’ acquisition	Recognized in profit or loss	As of December 31, 2022

Deferred tax assets:
Expected credit loss	Ps.	32,427	-	(3,085)	29,342
Accruals and provisions		37,958	256,433	99,850	394,241
Prepaid expenses		-	4,752	351	5,103
Property, plant and equipment		5,538	-	(5,538)	-
Leases		5,364	-	83,103	88,467

Deferred tax liabilities:
Intangible assets		(81,980)	(418,327)	1,920	(498,387)
Inventories		(9,088)	-	(18,656)	(27,744)
Derivative financial instruments		(7,380)	4,936	(1,471)	(3,915)
Property, plant and equipment		-	(350,521)	(38,200)	(388,721)
Right-of-use assets		(5,215)	-	(83,397)	(88,612)
Other assets and prepaid expenses		(16,599)	10,700	(18,275)	(24,174)

Net deferred tax liability	Ps.	(38,975)	(492,027)	16,602	(514,400)

Temporary differences	As of December 31, 2022		Recognized in profit or loss	As of December 31, 2023

Deferred tax assets:
Expected credit loss	Ps.	29,342	70,801	100,143
Accruals and provisions		394,241	(92,620)	301,621
Costumers’ prepayments		87	1	88
Non-deductible interest		-	120,236	120,236
Leases		88,467	27,137	115,604

Deferred tax liabilities:
Intangible assets		(498,387)	1,920	(496,467)
Inventories		(27,744)	10,040	(17,704)
Derivative financial instruments		(3,915)	(6,442)	(10,357)
Property, plant and equipment		(388,721)	145,561	(243,160)
Right-of-use assets		(88,612)	(18,999)	(107,611)
Suppliers’ prepayments		5,016	(12,260)	(7,244)
Other assets and prepaid expenses		(24,174)	9,424	(14,750)

Net deferred tax liability	Ps.	(514,400)	254,799	(259,601)

Unrecognized deferred tax assets:

Derived from the acquisition of JAFRA, the Group did not recognize deferred tax assets in the consolidated statement of financial position with respect to the following tax loss carryforwards of the subsidiaries:

As of December 31, 2023
Originated loss’ year	Life year		Jafra Cosmetics International, S.A. de C.V.	Jafrafin, S.A. de C.V.

2019	2029	Ps.	8,210	-
2020	2030		3,547	-
2021	2031		-	2,793
2022	2032		9,102	5,722
		Ps.	20,859	8,515

As of December 31, 2022
Originated loss’ year	Life year		Jafra Cosmetics International, S.A. de C.V.	Jafrafin, S.A. de C.V.

2019	2029	Ps.	27,861	-
2020	2030		3,376	-
2021	2031		-	2,659
		Ps.	31,237	2,659

The Group does not recognize taxes for deferred assets with respect to tax loss carryforwards to be amortized, on which it is not probable that future taxable profits will be generated against which the Group can use tax loss carryforwards.

As of December 31, 2021, the Group had no tax loss carryforwards.

As of December 31, 2023, 2022 and 2021, the tax balances to be recovered mainly consist of favor balances of ISR pending application.

Temporary differences related to investments in subsidiaries for which deferred income tax liabilities have not been recognized:

The Company has undistributed profits for the years 2023 and 2022 of Ps.241,977 and Ps.231,203 which generate unrecognized deferred income tax liabilities of Ps.72,593 and Ps.69,361, respectively, since the Company is able to control the timing of distributions to its subsidiaries and is not expected to distribute these benefits in the foreseeable future. For the year 2021, the Group did not have any undistributed profits from subsidiaries that were subject to any tax payable by the beneficiary.

18.	Provisions

	Commissions, promotions and other		Bonuses and other employee benefits	Professional services fees	Other general provisions	Total

As of January 1, 2021	Ps.	107,146	46,540	292	-	153,978

Increases		2,054,420	140,436	17,541	-	2,212,397
Payments		(2,048,135)	(182,439)	(17,333)	-	(2,247,907)

As of December 31, 2021	Ps.	113,431	4,537	500	-	118,468

Additions for subsidiaries’ acquisition		360,280	-	62,990	276,314	699,584
Increases		4,030,497	74,764	48,292	412,645	4,566,198
Payments		(4,012,720)	(52,898)	(54,490)	(469,674)	(4,589,782)
Foreign currency translation		(135)	-	-	(921)	(1,056)

As of December 31, 2022	Ps.	491,353	26,403	57,292	218,364	793,412

Increases		3,880,325	19,025	56,990	615,108	4,571,448
Payments		(3,810,487)	(36,657)	(66,487)	(646,481)	(4,560,112)

As of December 31, 2023	Ps.	561,191	8,771	47,795	186,991	804,748

Commissions, promotions and other

Commissions, promotions, and other includes commissions payable to the sales force of distributors, associates, leaders and consultants on the last week of the period, which are paid in the first week of the year or of the following period. In addition, it includes the provision of reward points and loyalty program obtained by distributors, associates, leaders and consultants. See notes 2.v and 2.x.

Bonuses and other employee benefits

Bonuses and other employee benefits include annual performance bonuses as well as vacation provisions, vacation bonuses, savings funds, among others.

Fees for professional services

Fees for professional services includes fees for services such as external audits, legal services, among others.

Other general provisions

General provisions are related to year-end expenses, plant services and center services which are pending to be paid.

19.	Derivative financial instruments

19.1 Interest rate and exchange rate derivatives

The Group in order to reduce the risks related to fluctuations in the exchange rate of the US dollar uses derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from payments made in US dollars.

For year 2021, in relation with the secured credit line for up to Ps.400,000 contracted with Banamex, and in order to mitigate the risk of future increases in interest rates, the Group entered into a derivatives contract with Banamex, which consists of an interest rate swap. By using this interest rate swap, the Group converted its variable interest rates into fixed rates.

On August 31, 2021, the SWAP with Banamex, was cancelled as the secured credit line was prepaid. A cancellation fee of Ps.18,172 was paid, as mentioned in note 16.

The details of the derivative financial instrument contracts entered into by the Group as of December 31, 2023, 2022 and 2021, are as follows:

As of December 31, 2023

Instrument	Notional amount in thousands		Fair Value		Average Strike Ps./US$	Maturity date

Forwards US Dollar / Mexican Peso	US$	97,260	Ps.	47,920	17.96	Weekly, through December 2024

Total Liabilities			Ps.	47,920

As of December 31, 2022

Instrument	Notional amount in thousands		Fair Value		Average Strike Ps./US$	Maturity date

Forwards US Dollar / Mexican Peso	US$	41,750	Ps.	15,329	20.31	Weekly, through August 2023

Total Liabilities			Ps.	15,329

As of December 31, 2021

Instrument	Notional amount in thousands		Fair Value		Average Strike Ps./US$	Maturity date

Forwards US Dollar / Mexican Peso	US$	134,050	Ps.	28,193	20.66	Weekly, through October 2022

Total Assets			Ps.	28,193

The impacts in profit or (loss) of the derivative financial instruments for the years of 2023, 2022 and 2021 amounted to (loss) / gain of Ps.(32,591), Ps.(43,522) and Ps.330,315, respectively, which is included in the consolidated statements of comprehensive income in the line item of “unrealized (loss) gain in valuation of derivative financial instruments.”

20.	Retirement benefits – Defined benefit obligations

The Group recognizes the liability and corresponding impacts to profit and loss as well as comprehensive income regarding to the seniority premiums to be paid to its employees. This benefit is determined considering the years of service and the compensation from the employees.

The components of the defined benefit liability for the years of 2023, 2022 and 2021, are as follows:

a)	Movement in defined liability and post-employment

The following table shows a reconciliation from the opening balances to the closing balances for the defined benefit liability and its components:

	Defined benefits				Post-employment benefits
	Seniority premium and termination indemnity at retirement (BWM-JAFRA)				Pension plan (JAFRA)
	2023		2022	2021	2023	2022	2021

Balance at January 1	Ps.	30,148	2,093	1,678	123,759	-	-

Additions for subsidiaries’ acquisition		-	23,637	-	-	125,606	-

Included in profit or loss:
Past service cost		(1,010)	-	-	(29,615)	-	-
Current service cost		4,246	2,924	614	5,605	4,553	-
Interest cost		3,426	2,095	101	10,487	7,367	-

Net (gain) cost of the period		6,662	5,019	715	(13,523)	11,920	-

Included in other comprehensive income:
Remeasurement of defined benefit obligation		11,730	(1,818)	(83)	10,630	(13,767)	-

Others:
Benefits paid		(3,123)	(1,223)	(217)	(38,175)	-	-
Others		(958)	2,440	-	-	-	-

Balance as of December 31	Ps.	44,459	30,148	2,093	82,691	123,759	-

The conditions of the pension plan (JAFRA) are described below:

As of September 30, 2023, JAFRA modified the conditions of its pension plan, which generated a past service benefit effect of Ps.(29,615) in JAFRA’s pension plan as described below:

Conditions before October 2023:

a)	Normal retirement: Retirement of the employee upon reaching age 65 with at least 20 years of service for the Company.

b)	Early retirement: Early retirement of the employee as long as he or she has turned 60 and has at least 10 years of service within the Company.

Conditions after October 2023:

Employee groups:

●	Group 1: JAFRA employees who, as of September 30, 2023, are 60 years of age or older and have 10 years of continuous service and employees who join JAFRA on a date after September 30, 2023.

●	Group 2 (transition): JAFRA employees who, as of September 30, 2023, are 60 years of age or older and have 10 years of continuous service.

a)	Normal retirement:

●	Group 1: Retirement upon reaching age 65 with at least 20 years of service for the Company.

●	Group 2: Retirement upon turning 65 with at least 10 years of service within the Company.

b)	Early retirement:

●	Group 1: The employee will not have the possibility of exercising early retirement, therefore, to be entitled to any benefit from this plan, he or she must turn 65 years old with at least 20 years of service for the Company.

●	Group 2: The employee who does not reach the normal retirement date may retire with early retirement as long as he or she has turned 60 years old with at least 10 years of service within the Company.

b)	Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2023		2022		2021
	Betterware	JAFRA	Betterware	JAFRA	Betterware
Financial:
Future salary growth	7.0%	5.5%	6.5%	5.5%	5.0%
Discount rate	9.7%	9.3%	9.2%	9.5%	7.6%

Demographic:
Number of employees	938	1,356	901	1,276	1,272
Age average	35 years	38 years	34 years	38 years	32 years
Longevity average	3 years	7 years	3 years	7 years	2 years

c)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation considering a change of ±0.50% in the discount rate.

	Effects as of December 31:
	2023			2022		2021
	Betterware		JAFRA	Betterware	JAFRA	Betterware

Increase / decrease in the discount rate
+ 0.50%	Ps.	500	94	361	146	156
- 0.50%		(500)	(98)	(174)	(151)	(174)

21.	Financial instruments

Below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Group as of December 31, 2023, 2022 and 2021, as well as the indication of fair value hierarchy level, when applicable:

Accounting classification and fair values

As of December 31, 2023	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	1,072,455	-
Trade account receivables from related parties	25		104	-
Total			1,072,559	-
Financial liabilities -
Accounts payable to suppliers			1,790,026	-
Lease liability	14		372,976	-
Long term debt and borrowings	16		5,131,422	-
Derivative financial instruments	19		-	47,920	2

Total		Ps.	7,294,424	47,920

As of December 31, 2022	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	971,063	-
Trade account receivables from related parties	25		61	-
Total			971,124	-
Financial liabilities -
Accounts payable to suppliers			1,371,778	-
Accounts payable to related parties	25		96,859
Lease liability	14		291,908	-
Long term debt and borrowings	16		6,148,675	-
Derivative financial instruments	19		-	15,329	2

Total		Ps.	7,909,220	15,329

As of December 31, 2021	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	745,593	-
Trade account receivables from related parties	25		24	-
Derivative financial instruments	19		-	28,193	2
Total			745,617	28,193
Financial liabilities -
Accounts payable to suppliers			1,984,932	-
Lease liability	14		17,880	-
Long term debt	16		1,510,385	-

Total		Ps.	3,513,197	-

Measurements of fair values

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As previously disclosed, some of the Group’s financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/ financial liabilities	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship and sensitivity of unobservable inputs to fair value
Foreign currency forward contracts (see note 19)	Discounted cash flows.
	Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	N/A	N/A

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

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the Management on a continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group’s activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Group uses derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	In addition, the Group in prior years used interest rate swaps to adjust its exposure to the variability of the interest rates or to reduce their financing costs. The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates and the costs of using derivatives.

See note 19 for disclosure of the derivative financial instruments entered into for the years of 2023, 2022 and 2021.

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

The carrying amounts of the Group’s U.S. dollars, U.E. euro and India rupee and denominated financial assets and financial liabilities at the reporting date are as follows:

	2023		2022			2021
	US$	€$	US$	€$	Rp$	US$

Assets	13,324	2	13,006	105	60,340	10,686
Liabilities	(35,186)	(43)	(23,142)	(78)	-	(35,148)

Net position	(21,862)	(41)	(10,136)	27	60,340	(24,462)
Closing exchange rate of the year	16.8935	18.6896	19.3615	20.7693	0.0013	20.5157

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

2023
Net income	Ps.	37,009

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

The Group has entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. The Group has entered into foreign exchange forward contracts to hedge the exchange rate risk arising of future payments in US dollars.

Interest rate risk management

The Group is exposed to interest rate risk from the borrowings at a variable interest rate (69% of long-term debt uses variable rate and 31% fixed rate). The risk is managed by the Group by maintaining an appropriate balance between fixed and variable rate borrowings. Hedging activities were evaluated regularly to align with interest rate views and defined risk appetite; ensuring the most cost-effective hedging strategies were applied.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analysis presented in 2023 was determined based on exposure to the interest rates used. For variable rate liabilities, the analyzes were prepared assuming that the amount of the liability outstanding at the reporting date was outstanding during the review period. A one percent increase or decrease was used to internally report interest rate risk to Management and in turn represent the assessment of the reasonably possible change in interest rates.

The total amount paid for interest at a variable rate as of December 31, 2023, was Ps.592,051; If the interest rates had been 1% higher, the payment would have amounted to Ps.637,049 and 1% lower, the payment would have amounted to Ps.547,054, that is, all other variables would have remained constant, the Group’s net income could decrease/increase Ps.44,998.

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

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to the Group. As of December 31, 2023, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group, arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

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

The financing agreements with suppliers that are mentioned in notes 2.w and 15, are made to seek efficiency in the payment to suppliers, and the Company has concentrated Ps.861,828, Ps.584,872 and Ps.1,237,913, for the years 2023, 2022 and 2021, respectively, of their accounts payable to suppliers with 5 local banks (Banamex, BBVA, HSBC, Santander y Sabadell) rather than with a diverse group of suppliers, allowing for better payment planning. The Management has assessed that the Company does not rely on extended payment terms and suppliers generally have not become accustomed to or do not rely on advance payment under the financing agreement. If the financial institutions were to withdraw the agreement, such withdrawal would not affect the Company’s ability to settle liabilities when due.

Liquidity maturity analysis

The Group manages its liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities is presented in note 14 and long-term debt maturities effectives in 2023, 2022 and 2021 are presented in note 16.

The Group has access to financing facilities as described below. The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines and long-term debt	2023		2022	2021

Amount used	Ps.	5,063,974	6,198,695	1,500,000
Amount not used		1,980,000	1,380,000	250,000

Total credit lines and long-term debt	Ps.	7,043,974	7,578,695	1,750,000

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

22.	Stockholders’ equity

Stockholders’ equity as of December 31, 2023, 2022 and 2021 by number of shares, is as follows:

	Betterware de México, S.A.P.I. de C.V.
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Fixed capital	10,000	10,000	10,000
Variable capital	37,306,546	37,306,546	37,306,546
	37,316,546	37,316,546	37,316,546

2023

The capital stock is represented by fully subscribed and paid common shares with no par value, with the exception of fixed capital, for which the par value per share is Ps.10. The variable capital stock is unlimited. As of December 31, 2023, 2022 and 2021 the Group had 72,626, 356,029 and 283,403 treasury shares, for which no dividend is paid.

2022

In 2022, during the months of February to March, the Group repurchased 72,626 shares equivalent to Ps.25,321 according to the program approved on September 10, 2021, by the Board of Directors, where up to US$50,000 may be repurchased, until December 31, 2022.

2021

During the Ordinary Shareholders’ Meeting held on February 18, 2021, a reclassification of Ps.876,518 from share premium account to retained earnings was approved.

On June 21, 2021, the Group issued 731,669 treasury shares in favor to Campalier, related to the long-term incentive plan based on shares with the Executive Chairman of the Board, agreed between Shareholders on August 15, 2019, and modified on July 30, 2020.

Dividends

2023

On March 8, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.100,000, which were paid in cash on March 21, 2023. Part of this amount (Ps.52,518) was paid to Campalier based on its shareholding. The dividend per share was Ps.2.67.

On May 15, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.150,000, which were paid in cash on May 26, 2023. Part of this amount (Ps.78,777) was paid to Campalier based on its shareholding. The dividend per share was Ps.4.02.

On August 9, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.200,000, which were paid in cash on August 24, 2023. Part of this amount (Ps.105,036) was paid to Campalier based on its shareholding. The dividend per share was Ps.5.36.

On November 9, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.200,000, which were paid in cash on November 24, 2023. Part of this amount (Ps.105,036) was paid to Campalier based on its shareholding. The dividend per share was Ps.5.36.

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

On August 19, 2022, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.200,000, which were paid in cash on September 8, 2022. Part of this amount (Ps.105,035) was paid to Campalier based on its shareholding. The dividend per share was Ps.5.36.

On October 28, 2022, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.50,000, which were paid in cash on December 28, 2022. Part of this amount (Ps.26,259) was paid to Campalier based on its shareholding. The dividend per share was Ps.1.34.

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

Legal reserve

Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the Group is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2023, 2022 and 2021, the legal reserve, in pesos, was Ps.10,679 and it is included in retained earnings.

23.	Share-based payments

As disclosed in note 2.y, the Group grants a compensation plan based on Betterware’s shares to certain key officers and directors The plans were granted at the Board of Directors Session on August 15, 2019 and modified on July 30, 2020, and their objective was for the creditors to the plan to contribute significantly to the growth of the Group and align the economic interests of those people with those of the shareholders. The Incentive Plan is aligned with shareholder interest in management’s ability to deliver operating results that potentially benefit the stock price; If the established results are achieved, a gradual delivery of shares will be carried out over a period of 4 to 5 years. There must be a performance metric based on EBITDA (earnings before interest, taxes, depreciation and amortization) and their permanence in the Group, which will be delivered based on the particular compensation plans of each individual.

The effects associated with the award of share-based payments were recognized in the consolidated statement of income and other comprehensive income, with the corresponding effect in stockholders’ equity, in the share premium account until December 31, 2022.

In May 2021, the conditions of the share-based compensation plan for the Executive Chairman of the Board were met, so in June 2021, the Betterware’s shares equivalent to 2%, which was the total stipulated in the plan, were delivered to Campalier.

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

The following events affected the outstanding common shares for the years 2022 and 2021:

2022

●	In 2022, during the months of February to March, the Group repurchased 72,626 shares at US$17.03 each share or the equivalent of a total of Ps.25,321, according to the program approved on September 10, 2021, by the Board of Directors, where it was stipulated to repurchase them for up to US$50,000, until December 31, 2022.

2021

●	For the year 2021, the share-based payment incentive plans with the Executive Chairman of the Board, certain officers and directors, issued by the Group (see note 23) qualified as a potentially dilutive event, resulting in 20,680 potentially dilutive shares, corresponding to the share-based incentive plan for directors and key executives. The Group issued 731,669 treasury shares during the year related to the share-based incentive plan of the Executive Chairman of the Board; such shares were considered from January 1, 2021, within the calculation of diluted earnings per share for the year ended December 31, 2021.

Additionally, IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all years presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares.

As of December 31, 2023, 2022 and 2021, Betterware had 37,316,546 outstanding shares.

The following table shows the income and share data used in the calculation of basic and diluted earnings per share for the periods of 2023, 2022 and 2021:

	2023		2022	2021
Net income (in thousands of pesos)
Attributable to Owners of the Group	Ps.	1,049,461	872,557	1,751,645
Shares (in thousands of shares)
Weighted average of outstanding shares
Basic		37,244	37,256	36,974
Diluted		37,265	37,277	37,337

Basic and diluted earnings per share:

Basic earnings per share (pesos per share)	Ps.	28.18	23.42	47.38
Diluted earnings per share (pesos per share)	Ps.	28.16	23.41	46.91

25.	Related party balances and transactions

The following balances were outstanding as of December 31, 2023, 2022 and 2021, respectively, which are at market value:

Trade account receivables from related parties	2023		2022	2021

Campalier, S.A. de C.V. (shareholder)	Ps.	104	-	-
Fundación Betterware., A.C. (affiliated)		-	61	24
		104	61	24

Trade account payables to related parties	2023		2022	2021

Campalier, S.A. de C.V. (shareholder)	Ps.	-	96,859	-

On June 23, 2022, our subsidiary Programa Lazos, as borrower, entered into a loan agreement for an amount of Ps.150,000 with Campalier, as lender. As of December 31, 2022, Lazos had withdrawn Ps.120,000 under such loan. Principal amount beared a monthly variable interest rate of TIIE plus 349 basis points, and it did not contain a specific maturity date. On August 31, 2023, Programa Lazos replaced the total amount of the loan that had with Campalier by Ps.122,500 million by a loan with Betterware de Mexico as a lender, bearing a monthly interest rate of TIIE plus 349 basis points.

In October 2023, Betterware de México, S.A.P.I. de C.V. and Campalier, S.A. de C.V., signed a services agreement in which Betterware undertakes to provide Campalier with specialized services agreed to comparable market conditions, such as: consulting, accounting and financial advice, with monthly payments. The total amount paid during the year was Ps.222.

Trading transactions –

	2023			2022		2021
Revenues / expenses to Betterware with:		Lease income	Donation expenses	Lease income	Donation expenses	Lease income	Donation expenses

Fundación Betterware., A.C.	Ps.	63	5,430	63	3,350	42	920

	2023			2022
Revenues to Betterware / Expenses to Lazos with:	Services revenue		Interest expenses	Interest expenses

Campalier, S.A. de C.V.	Ps.	222	5,064	7,479

Remuneration of key management personnel –

Key management personnel compensation comprised short-term employee benefits of Ps.62,574, Ps.47,265 and Ps.42,170, for the years 2023, 2022 and 2021, respectively. At the end of each period, there are no outstanding balances.

26.	Revenue and operating expenses

Revenue –

Revenue recognized in the 2023 and 2022 was generated in Mexico and the United States, while the revenue recognized 2021 was generated in Mexico.

A disaggregation revenue per product segments is as follows:

	2023		2022	2021

Revenue by home organization products:
Kitchen and food preservation	Ps.	2,027,320	2,163,684	3,283,421
Home solutions		1,081,778	1,272,272	2,319,156
Laundry & Cleaning		666,220	691,272	826,188
Bedroom		620,282	854,323	1,608,424
Tech & mobility		521,348	553,977	769,767
Bathroom		418,190	749,161	1,217,927
Wellness		351,768	-	-
Others		39,702	58,655	42,800

Total revenue by home organization products		5,726,608	6,343,344	10,067,683

Revenue by beauty and personal care products:
Fragrance		5,139,914	3,472,919	-
Color (cosmetics)		909,238	642,876	-
Skin care		785,450	611,905	-
Toiletries		448,297	321,806	-
Others		-	114,699	-

Total revenue of beauty and personal care products		7,282,899	5,164,205	-

Total revenue of the Group	Ps.	13,009,507	11,507,549	10,067,683

As of December 31, 2023, 2022 and 2021, the Group did not identify significant costs to obtain/fulfill a contract that are required to be capitalized as an asset. Consequently, the Group did not perform any analysis in order to identify possible impairment losses. See note 6 about the expected credit loss model applicable to all financial assets measured at amortized cost.

Operating expenses –

Operating expenses by nature type, for the years of 2023, 2022 and 2021 are as follows:

	2023		2022	2021

Promotions for the sales force	Ps.	2,343,532	1,743,961	503,291
Cost of personnel services and other employee benefits		1,663,196	1,502,030	621,519
Distribution costs		593,174	473,516	463,762
Sales catalog		399,503	445,753	417,522
Depreciation and amortization		375,134	287,702	82,122
Commissions and professional fees		323,079	217,384	69,954
Impairment loss on trade accounts receivables		304,501	269,595	198,495
Events, marketing and advertising		298,905	199,771	109,822
Packing materials		145,076	161,095	201,006
Travel expenses		51,565	33,223	11,258
Market research		21,087	12,031	9,550
Bank fees		19,541	25,853	34,335
Rent expense		15,295	30,987	52,660
Other		408,898	475,287	192,514

	Ps.	6,962,486	5,878,188	2,967,810

27.	Segment information

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

As discussed in note 1, the Group has identified the reportable business segments as follows:

●	Home organization segment (Betterware segment or BWM segment): formed by seven different categories through which Betterware offers its product line include kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom and wellness. BWM’s products are sold through catalogues and are distributed to the end customer by its network of distributors and associates in Mexico. As of December 31, 2023, the net income corresponding to this reportable segment represented 44%.

●	Beauty and Personal Care (B&PC) segment (JAFRA segment), formed by four main categories: fragrance, color (cosmetics), skin care and toiletries. JAFRA’s products are sold through 12 promotional catalogues published on a monthly basis and are distributed to the end customer by its network of leaders and consultants in its operative segments located in Mexico (JAFRA Mexico) and the United States (JAFRA US). As of December 31, 2023, the net income corresponding to this reportable segment represented 56%.

The segment information of the Group is detailed in the following table:

	As of December 31, 2023
The Group’s companies	BWM´s segment		JAFRA´s segment	Eliminations(1)	Total
EBITDA(2)		1,434,501	1,286,399		2,720,900
Depreciation and amortization		128,450	246,684		375,134
Operating income		1,306,051	1,039,715	-	2,345,766
Interest income		10,033	182,573	(147,550)	45,056
Interest expense		(941,781)	(26,031)	147,550	(820,262)
Unrealized (loss) gain in valuation of DFI		(32,591)	-		(32,591)
Foreign exchange loss, net		(110,103)	3,262	(6)	(106,847)
Income before income taxes		231,609	1,199,519	(6)	1,431,122
Income taxes		140,762	243,622	-	384,384
Income for the year		90,847	955,897	(6)	1,046,738
Net revenue	Ps.	5,726,608	7,282,899	-	13,009,507
Total assets	Ps.	10,194,967	9,345,081	(8,451,908)	11,088,140
Total liabilities	Ps.	(8,724,053)	(2,904,339)	2,013,265	(9,615,127)
Fixed assets additions	Ps.	46,329	79,226	-	125,555

(1)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.
(2)	EBITDA is composed of net income, (+) depreciation and amortization, (+) net financing costs, (+) income taxes.

	As of December 31, 2022					As of December 31, 2021
The Group’s companies	BWM´s segment		JAFRA´s segment	Eliminations(3)	Total	BWM´s segment
EBITDA		1,514,227	801,881	-	2,316,108	2,683,987
Depreciation and amortization		109,055	178,647	-	287,702	82,122
Operating income		1,405,172	623,234	-	2,028,406	2,601,865
Interest income		10,607	32,777	(14,695)	28,689	25,872
Interest expense		(546,977)	(11,039)	14,695	(543,321)	(75,818)
Unrealized (loss) gain in valuation of DFI		(43,522)	-	-	(43,522)	330,315
Changes in fair value of warrants		-	-	-	-	-
Foreign exchange loss, net		(81,212)	(2,156)	-	(83,368)	(319,739)
Income before income taxes		744,068	642,816	-	1,386,884	2,562,495
Income taxes		367,166	149,754	-	516,920	814,556
Income for the year		376,902	493,062	-	869,964	1,747,939
Net revenue	Ps.	6,343,344	5,166,545	(2,340)	11,507,549	10,067,683
Divestment in subsidiaries	Ps.	(21,862)	-	-	(21,862)	-
Total assets	Ps.	8,958,162	8,154,942	(5,780,371)	11,332,733	5,185,229
Total liabilities	Ps.	(8,363,605)	(2,592,037)	720,189	(10,235,453)	(3,985,026)
Fixed assets additions	Ps.	77,899	50,201	(3,492)	124,608	336,310

(3)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

The income recognized during the years 2023, 2022 and 2021, national and foreign, is shown below:

	2023		2022	2021

Revenue in Mexico	Ps.	12,072,852	10,531,505	10,059,285
Revenue in United States (4)		927,947	966,085	-
Revenue in Guatemala		8,708	9,959	8,398

Total revenue of the Group	Ps.	13,009,507	11,507,549	10,067,683

(4)	The main concentration of JAFRA’s income is in Mexico, however, there is an entity in the United States which represents a smaller percentage 8% of the Group’s total income.

JAFRA Mexico and JAFRA US represent different and separate CGUs, both represent the JAFRA segment, which is revealed within this note.

The Group considers that there are no concentration risks given the nature of the business and the sale of its products through a significant number of distributors, leaders and consultants.

The percentage of consolidated non-current assets by geographic area at the end of 2023, 2022 and 2021, are shown below:

	2023			2022		2021
	México		USA	México	USA	México	USA

Property, plant and equipment	Ps.	99.6%	0.4%	99.1%	0.9%	100.0%	-
Right-of-use assets		84.1%	15.9%	70.0%	30.0%	100.0%	-
Deferred income tax		100.0%	-	100.0%	-	100.0%	-
Investment in subsidiaries		-	-	-	-	100.0%	-
Intangible assets (including Goodwill)		100.0%	-	100.0%	-	100.0%	-
Other assets		97.7%	2.3%	97.4%	2.6%	100.0%	-

Total non-current assets (5)	Ps.	99.0%	1.0%	98.4%	1.6%	100.0%	-

(5)	Betterware of Guatemala or the geographical area of Guatemala, represents 0.0% of the Group’s non-current assets, for the years 2023, 2022 and 2021.

28.	Contingencies

The Group is a subject to various legal actions in the normal course of its business. The Group is not involved in or threatened by proceedings for which the Group believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its consolidated financial position, results of operations and cash flows.

In addition, taxes payable could arise in transactions with related parties if the tax authority, during a review, believes that prices and amounts used by the Group are not similar to those used with or between independent parties in comparable transactions.

In accordance with the current tax legislation, the authorities have the power to review up to five fiscal years prior to the last income tax return filed.

On August 12, 2014, the International Inspection Administration “4” (“AFI”, for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT” for its acronym in Spanish), requested information regarding the Group’s 2010 income tax filing, which was provided at that time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”, for its acronym in Spanish) regarding the SAT’s review. On March 2, 2017, the SAT notified the Group about certain issues on which an agreement was not reached. As a result, the Group filed a lawsuit for annulment before the SAT’s resolution. On January 31, 2023, the Group discontinued the lawsuit for annulment and ratified it on February 8, 2023. The tax credit was finally paid on April 26, 2023, in the amount of Ps.9,056 (historical) plus updates and surcharges.

29.	Subsequent events

In the preparation of the consolidated financial statements, the Group has evaluated the events and transactions for their recognition or disclosure subsequent to December 31, 2023, and until April 30, 2024 (date of issuance of the consolidated financial statements), and except as noted below, has not identified subsequent significant events:

On March 6, 2024, the Ordinary General Shareholders’ Meeting approved a dividend payment of Ps.250,000. Part of this amount was paid to Campalier for Ps.131,295, on March 14, 2024, based on its shareholding. The dividend per share was Ps.6.70.

During the first quarter of 2024, the Company finalized a purchase-sale agreement for the property currently hosting Jafra Mexico’s offices in Mexico City. The deal is valued at Ps.386 million, with payments spread over a three-year term. These funds will be destined for servicing the Group’s outstanding debt. Jafra Mexico will move to a newly leased office building starting in June 2024.

30.	Authorization to issue the consolidated financial statements

On April 30, 2024, the issuance of the Group’s consolidated financial statements was authorized by Andrés Campos, Chief Executive Officer, and Alejandro Ulloa, Chief Corporate Financial Officer.

* * * * * *