Form 20-F
period 2024-12-31
BETTERWARE DE MEXICO, S.A.P.I. DE C.V
filed 2025-04-29
CIK 1788257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

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

Luis Campos, Board Chairman

+52 (33) 3836-0500

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

(Name, Telephone, E-mail and or Facsimile number and Address Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange in which registered
Ordinary Shares, no par value per share	BWMX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,316,546 Ordinary Shares, as of December 31, 2024.

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

☒ Yes  ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

Risks Related to Our Business

●	If we are unable to retain our existing, or recruit new, independent distributors, leaders and consultants, our results of operations could be negatively affected.

●	The loss of key high-level distributors, leaders or consultants could negatively impact our growth and our revenue.

●	A decline in our customers’ purchasing power or consumer confidence or in customers’ financial condition and willingness to spend could materially and adversely affect our business.

●	Failure to successfully develop new products could harm our business.

●	We depend on multiple contract manufacturers mostly located in China, and the loss of the services provided by any of our manufacturers could harm our business and results of operations.

●	Disruptions or delays at our facility in Queretaro, Mexico could have a material adverse effect on our business, particularly with respect to the beauty and personal care segment.

●	Volatility in costs, along with delays and disruptions in the supply of materials and services, could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

●	Competition could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

●	If the industry in which we operate, our business or our products are subject to adverse publicity, our business may suffer.

●	Failure of our technology initiatives to create sustained enthusiasm in our distributors, leaders and consultants and incremental cost savings could negatively impact our business.

●	We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

●	Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

●	Our distributors, leaders and consultants are independent contractors and not employees. If regulatory authorities were to determine, however, that our distributors, leaders and consultants are legally our employees, we could have significant liability under social benefit laws.

●	Inflation could adversely affect our business and results of operations.

●	Goodwill, property, plant and equipment and intangible assets represent a significant portion of the Group’s statement of financial position, and our operating results may suffer from possible impairments.

●	Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be materially adversely affected.

●	Our controlling shareholder may have interests that conflict with your interests.

●	Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, the New York Stock Exchange (the “NYSE”) or other relevant regulatory authorities.

●	Our revenue and profitability may be affected if we fail to acquire new companies or integrate those that we have already acquired, such as JAFRA.

●	Our indebtedness and any future inability to meet any of our obligations under our indebtedness could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

●	Changes in taxes and other assessments may adversely affect us.

●	We are subject to environmental laws and regulations, risks that could affect our business, results of operations and financial condition.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

●	Our products are subject to federal, state and international regulations that could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Risks Related to Mexico

●	Since more that 90% our operations are concentrated in Mexico, we are subject to political, economic, legal, and regulatory risks specific to Mexico and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in s in Mexico which may adversely affect our business and results of operations.

●	The political situation in Mexico could negatively affect our operating results.

●	Currency exchange rate fluctuations, particularly with respect to the US dollar/Mexican peso exchange rate, could lower margins.

●	Any adverse changes in our business operations in Mexico would adversely affect our revenue and profitability.

●	Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy.

●	Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

●	Investments in Mexican companies entail substantial risk; 2024 judicial reform; the Mexican government has exercised, and continues to exercise, an important influence on the Mexican economy.

●	Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico.

●	If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.

●	Security risks in Mexico could increase, and this could adversely affect the Mexican economy and our business, financial condition, and results of operations.

●	We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico.

●	The regulatory environment in which we operate is evolving, and our operations may be modified or otherwise adversely affected by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

●	Laws and regulations may restrict our direct sales efforts and adversely affect our revenue and profitability.

●	You may have difficulty enforcing your rights against Betterware and our directors and executive officers.

Risks Related to Ownership of our Ordinary Shares

●	As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

●	If securities or industry analysts do not publish or cease publishing research or reports about Betterware, our business, or markets, or if they change their recommendations regarding the Company shares adversely, the price and trading volume of the Company’s shares could decline.

●	There can be no assurance that Betterware will be able to comply with the continued listing standards of the NYSE.

●	If Betterware is characterized as a passive foreign investment company, or a PFIC, adverse U.S. federal income tax consequences may result for U.S. holders of Company shares.

●	An investor may be subject to adverse U.S. federal income tax consequences in the event the IRS were to disagree with the U.S. federal income tax consequences described herein.

●	The Amended and Restated Charter of Betterware provides for the exclusive jurisdiction of the federal courts in Mexico City, Mexico for substantially all disputes between the Company and its shareholders, which could limit Company shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, other employees or shareholders.

●	The anti-takeover protections included in our Bylaws and others provided under Mexican Law may deter potential acquirors.

v

CERTAIN CONVENTIONS

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.), a Mexican sociedad anónima promotora de inversión de capital variable, was incorporated under the laws of Mexico in 1995. Unless otherwise stated or unless the context otherwise requires, the terms (i) “we,” “us,” “our,” “Company,” the “Group” refer to Betterware de México, S.A.P.I. de C.V., and subsidiaries on a consolidated basis, (ii) “Betterware,” “BTW,” “BWM” and “BW” refer to Betterware de México, S.A.P.I. de C.V. on a standalone basis, and (iii) “JAFRA” or “Jafra” refers to Jafra Cosmetics International, Inc., Jafra Mexico Holding Company, B.V., Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V. and Distribuidora Venus, S.A. de C.V., on a consolidated basis. See “Company Information—Organizational Structure.”

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of December 31, 2024, 2023, and 2022, and for our fiscal years ended December 31, 2024, 2023 and 2022 (collectively, our “Audited Consolidated Financial Statements”).

During the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2024, management in conjunction with the external auditor (PwC) determined a restatement related to: (a) the correct recognition of the right-of-use asset and the lease liability for Jafra Mexico’s office leases; this adjustment was necessary to ensure that the leases were recognized in the correct period, impacting net income in the amount of Ps.10.2 million as of December 31, 2023, also the adjustment had implications in the consolidated statement of financial position and the consolidated statement of profit or loss and other comprehensive income in 2023, however, did not affect net revenue or EBITDA, and (b) the correct recognition of certain production-related labor and indirect manufacturing costs, which were incorrectly classified as administrative and distribution expenses instead of cost of goods sold, affecting the consolidated financial statement of profit or loss and other comprehensive income previously reported for the fiscal years 2023 and 2022. This misclassification impacted gross margin and was considered material, due to the amounts that has been reclassified (Ps.559.6 million in 2023 and Ps.404.5 million in 2022), however, it had no effect on net revenues, EBITDA or net income, Management concluded that the restatement with respect to the correct recognition of certain expenses as cost of goods sold was deemed to be material, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the year ended December 31, 2023 and 2022 under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the 2024 financial statements because to do so would cause a material misstatement in those financial statements. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as a material restatement of the prior year financial statements the next time those financial statements are filed. See “Operating and Financial Review and Prospects—Previously Issued Financial Statement Corrections.” The Audited Financial Statements included in this annual report reflect the restatement.

In light of the restatements, the Company performed a recovery analysis of incentive-based compensation under the Company’s Executive Officer Clawback Policy.  With respect to the restatement related to the correct recognition of the right-of-use asset and the lease liability for Jafra Mexico’s office leases, the Company determined that no recovery of incentive-based compensation was necessary since, given the immateriality of the restatement, it did not constitute an Accounting Restatement is defined in the Company’s Executive Officer Clawback Policy.  With respect to restatement related to the correct recognition of certain production-related labor and indirect manufacturing costs, which were incorrectly classified as administrative and distribution expenses instead of cost of goods sold, the Company determined that no recovery of incentive-based compensation was necessary since no incentive-based compensation was received by any executive officer of the Company during the relevant period based on a financial reporting measure impacted by the restatement.

For purposes of this annual report, the term fiscal year is synonymous with the financial year and refers to the years covered by our Audited Consolidated Financial Statements.

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements as of and for the years ended December 31, 2024, 2023 and 2022 have been audited by PricewaterhouseCoopers, S. C. (“PWC”), an independent registered public accounting firm, whose report dated April 29, 2025 is also included in this annual report.

The Audited Consolidated Financial Statements include the position and results of operations of the Group formed by Betterware, BLSM Latino America Servicios, S.A. de C.V. (“BLSM”), Programa Lazos, S.A. de C.V., Betterware de Guatemala, S.A., Finayo, S.A.P.I. de C.V. SOFOM ENR, Betterware America, LLC, Betterware Perú, S.A.C., and JAFRA (See “The Business Combination—Organizational Structure”). The transactions, balances and unrealized gains or losses arising from intra-group transactions have not been considered for the preparation of the Audited Consolidated Financial Statements.

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

We define “adjusted EBITDA” as same ratio but with certain adjustments. Adjusted EBITDA is differentiated by the elimination of non-concurrent transactions and events from earnings before interest, taxes, depreciation, and amortization.

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

On the same date, a total of 2,040,000 of Betterware shares, that were offered for subscription and payment under its public offering were subscribed and paid for by various investors.

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

Events during 2024

On April 16, 2024, the Group officially launched Betterware USA, locating the headquarters in Dallas, Texas and going live with a website. Our initial focus remains the U.S.’s large and rapidly growing Hispanic market, starting with Texas. It is important to note that we are entering the U.S. home solutions market with an entirely new business model, one that targets the e-commerce as well as direct selling verticals. This model was designed from the customer up and enables Betterware to take a customer-first, digitally connected approach to the U.S. market.

As part of the Company’s strategy to obtain liquidity and divest from properties that were not expected to yield maximum future benefits, Jafra Mexico completed several significant property transactions in 2024. These sales aimed to enhance liquidity while streamlining operations and focusing on core business activities:

Sale Jafra’s land and building:

➢	The Group, through subsidiary (Distribuidora Venus, S.A. de C.V. (Jafra Mexico)) entered into two contracts for the sale of the “Las Flores” land and the “San Ángel” land and building in March and August 2024, respectively. The sales price for these transactions was Ps.402.2 million and as a result, the company recognized a loss in the income statement as other expenses of Ps.529.7 million

Of the sales price, Ps.156.5 million was collected; the remaining Ps.245.7 million will be collected semiannually without interest, maturing in 2027. In addition, a loss of Ps.34.1 million was recognized when determining the fair value of the long-term receivable.

Assets held for sale:

➢	Jafra México classified the O’Farril as assets held for sale in accordance with the accounting policy “non-current assets held for sale.” The Company recognized an impairment loss of Ps.166.6 million recognized in administrative expenses based on the use given to land.

Subsequent Events during 2025

The home organization segment launch to Latin America is expected to start operations in June 2025, which will be our first move to the Andean region (Peru, Ecuador, Colombia).

On February 27, 2025, Jafra Mexico signed a promise to purchase agreement for the O’Farril land which includes a six-month extension for the potential buyer to notify the company of their intention to continue with the sale or not proceed with it. The transaction was valued at Ps.40 million, to be paid in two installments: the first payment of Ps.6 million upon signing the agreement and the second payment of Ps.34 million upon formalizing the public deed.

x

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

As of December 31, 2024, BWM had approximately 674,654 active associates and 42,608 distributors, and JAFRA had approximately 505,804 and 20,731 active consultants and leaders, respectively. BWM’s distributors and JAFRA’s leaders and consultants, together with their extensive networks of downline distributors or leaders, account for an important part of our net revenue. As a result, the loss of a high-level distributors, leaders or consultants, could negatively impact our network growth and our net revenue.

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

We outsource product manufacturing to third-party contractors located mainly in China. During the year 2024, products supplied by Chinese manufacturers accounted for approximately +93% of BWM’s revenues.

If these suppliers have unscheduled downtime or are unable to fulfill their obligations under these manufacturing agreements because of political or regulatory restrictions, equipment breakdowns, labor strikes, natural disasters, health diseases on health epidemics or pandemics, or any other cause, this could adversely affect our overall business, results of operations and financial condition.

Also, although we provide all of the formulations used to manufacture our products, we have limited control over the manufacturing process itself. As a result, any difficulties encountered by the third-party manufacturer that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis, due to, for instance, sanctions, tariffs or blocks imposed on Chinese products, could have a material adverse effect on our business, financial condition and results of operations.

Disruptions or delays at our facility in Queretaro, Mexico could have a material adverse effect on our business, particularly with respect to the beauty and personal care segment.

Our facility in Queretaro, Mexico, manufactures a substantial portion of the products of our beauty and personal care segment, which accounted for 87.7% of JAFRA sales, and as of December 31, 2024, represented 57.5% of our total sales at a consolidated level. Significant unscheduled downtime or a reduction in capacity at this facility, whether due to equipment breakdowns, power failures, natural disasters (due to climate change or otherwise), pandemics, weather conditions hampering delivery schedules, shortages of raw materials and products, technology disruptions or other disruptions, including those caused by transitioning manufacturing across these facilities, or any other cause could have a material adverse effect on our ability to provide products to our leaders, consultants and customers, which could have a material adverse effect on our sales, business, prospects, reputation, results of operations, financial condition and/or cash flows.

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

Information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. However, our security framework allows us to minimize and manage these risks through the use of enabling technologies such as, but not limited to, firewalls, mail & web filtering, end point protection, antivirus and anti-malware, access lists, encryption and hardening. To ensure security at the web application level, a WAF - Web Application Firewall was implemented that protects web applications by filtering and blocking malicious traffic. This helps to prevent data theft, security breaches, and applications downtime.

In addition, our business operations routine involves gathering personal information about vendors, distributors, leaders, consultants, customers and employees among others, through the use of information technologies. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people’s personal information to unauthorized use. Any such event could give rise to significant potential liability and reputational harm. To reduce the risk of cyberattacks, we plan to hire a Security Operations Center (SOC) to provide real-time protection for the Group’s most critical information assets.

During 2024, we experienced an increased number of non-material phishing attempts which consisted of fake e-mails requesting minor payments and/or confidential information and e-mails with malicious files that we were able to successfully quarantine and contain, as well as sporadic attempted attacks, that were minor and unsuccessful, on our infrastructure. None of such incidents were material nor had any significant effect on our business or operations. However, we cannot guarantee any future events will not affect our operations or customers, particularly with AI use. We are constantly seeking to improve and strengthen our security strategy by aligning it with Security Frameworks and Best Practices such as NIST CSF and ISO 27000.

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

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Our management concluded that we did not design and maintain effective controls over (i) the effectiveness of the controls over the business combination process, specifically, we did not design and maintain controls to determine the goodwill and long-lived assets at acquisition and its ongoing impairment assessment; including controls over the review of the data and assumptions used to determine the fair value of the assets and liabilities and the recoverable amount; (ii) the effectiveness of the controls over substantially all accounts and disclosures in the period-end financial reporting and consolidation process. Specifically, we did not design and maintain formal accounting policies, procedures and controls to ensure complete, accurate and timely reporting in the consolidated financial statements; and; and (iii) the effectiveness of information technology (“IT”) general controls for information systems that are relevant to the preparation of our consolidated financial statements including control over change management, user access, computer operations and program development.

We are in the process of implementing several measures to strengthen our internal control over financial reporting such as the deployment of IT applications to enable and automate the consolidation and ITGC process. For details of the controls and remediation plan, see “Item 15—Controls and Procedures—Disclosure Controls and Procedures.”

At the end of 2022, the Company became an accelerated filer and maintained that status during 2023 and 2024. The Company continues working to improve on the implementation of a formal internal control over financial reporting program based on a top-down risk assessment ensure the existence of controls over significant accounts, processes, applications and IT environments. See “Item 15—Controls and Procedures—Disclosure Controls and Procedures.”

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

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, the NYSE or other relevant regulatory authorities.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and the NYSE listing guidelines. Application of these laws, regulations and guidelines may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment, requires the commitment of significant financial and managerial resources. We also expect the regulations to increase our legal and financial compliance costs and to make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly.

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

As of December 31, 2024, we had Ps.5,170 million of outstanding indebtedness (current and non-current borrowings and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Mexican economies could materially adversely affect our business. We may also incur additional working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

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

As of December 31, 2024, the Group is not within the scope of the pillar two model rules because this legislation has not been enacted in the jurisdictions where it operates. Since pillar two legislation is not effective at the reporting date, the Group has no current tax exposure; however, the Group will be analyzing the potential implications of the application of the pillar two rules, including evaluating whether the requirements in each jurisdiction qualify as income taxes under the scope of IAS 12. We cannot provide any assurance regarding the effect, if any, that such rules would have on our results of operations or financial condition.

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

Currently, almost all of our operations are conducted, and almost all of our customers are located, in Mexico. Accordingly, our ability to raise revenues, our financial condition and results of operations are substantially dependent on the economic conditions prevailing in Mexico. As a result, our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the Mexican peso, by inflation and high interest rates in Mexico, or by political developments in Mexico. Declines in growth, high rates of inflation and high interest rates in Mexico have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows, our business, results of operations and financial condition will be affected. In addition, high interest rates and economic instability could increase our costs of financing. For the years ended December 31, 2022, 2023 and 2024, GDP in Mexico decreased by 3.9%, increased by 3.1% and increased by 1.3%, respectively.

During 2024, Mexico’s sovereign debt rating has been confirmed by several rating agencies (S&P Global, HR Ratings and Fitch Ratings) and a stable outlook was maintained. On November 2024, Moody’s Ratings changed the outlook on the Government of Mexico’s ratings to negative from stable. We cannot ensure that the rating agencies will not announce an outlook revision and/or any downgrades of Mexico or any of its state-owned companies. These revisions and downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

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

Mexico’s economy is vulnerable to global market downturns and economic slowdowns. The global economy, including Mexico’s economy, was materially and adversely affected by a significant lack of liquidity, disruption in the credit markets, reduced business activity, rising unemployment, interest rates changes and erosion of consumer confidence during the global pandemic and its effects. This situation has had a direct adverse effect on the purchasing power of our customers in Mexico.

The tariff policy announced by President Donald J. Trump on April 2, 2025, which has included a universal 10% tariff on imports and additional reciprocal tariffs targeting specific countries, may significantly affect Mexico. These tariffs could lead to increased costs for businesses reliant on cross-border trade, disrupt supply chains, and reduce competitiveness. Furthermore, retaliatory measures by countries could exacerbate economic tensions, creating uncertainty in the business environment and impacting global economic relations. The macroeconomic environment in which we operate is beyond our control, and the future economic environment may continue to be less favorable than in recent years. There is no assurance of a strong economic recovery or that the current economic conditions will ameliorate. The risks associated with current and potential changes in the Mexican economy are significant and could have a material adverse effect on our business, results of operation and financial condition.

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

In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business. Mexican political events may affect our business operations. President Sheinbaum’s political party and its allies hold a majority in the Chamber of Deputies (Cámara de Diputados) and the Senate (Senado de la República) and have a strong influence in various local legislatures. The federal administration has significant power to implement substantial changes in law, policy, and regulations in Mexico, including Constitutional reforms, which could affect our business, results of operations, financial condition, and prospects.

We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate. We cannot predict whether President López Obrador’s 2024 controversial judicial reform could adversely affect Mexico’s economic conditions or our business, results of operations, financial condition, and prospects. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition, and prospects. Social and political instability in or affecting Mexico could adversely affect our business, financial condition, and results of operations, as well as market conditions and prices of our securities. These and other future developments in the Mexican political or social environment may cause disruptions to our business operations and decreases in our sales and net income.

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

Given Betterware’s inability to predict the degree of exchange rate fluctuations, it cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts, we cannot be certain that these contracts or any other hedging activity will effectively reduce exchange rate exposure. In particular, BWM currently employs a hedging strategy comprised of forwards U.S. dollar–Mexican peso derivatives that are designed to protect us against devaluations of the Mexican peso. The hedging contracts cover 100% of the home organization product needs until June 2025. In addition, we generally purchase our hedging instruments on a rolling twelve-month basis; instruments protecting it to the same or a similar extent may not be available in the future on reasonable terms. Unprotected declines in the value of the Mexican peso against the U.S. dollar will adversely affect our ability to pay our dollar-denominated expenses, including our supplier obligations.

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

Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration, such as the tariff policy on imports, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In addition, increased or perceptions of increased economic protectionism in the United States, Mexico and other countries could potentially lead to lower levels of trade and investment and economic growth, which could have a similarly negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, results of operations and financial condition.

We cannot make assurances that any events in the United States or elsewhere will not materially and adversely affect us.

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. The national elections held on July 2, 2018 ended six years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional or “PRI”) with the election of President Andres Manuel Lopez Obrador, a member of the Morena Party. In the national elections held on June 2, 2024, Claudia Sheinbaum, representing the Morena party, was elected President, succeeding Andrés Manuel López Obrador. Morena and its allies further consolidated power by winning six of the eight gubernatorial races. Additionally, Morena secured strong majorities in both houses of the federal Congress. This dominance has led to a weakened opposition, with traditional parties like the PRI and the National Action Party (Partido Acción Nacional or “PAN”) experiencing significant losses and internal challenges.

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

Investments in Mexican companies entail substantial risk; 2024 judicial reform; the Mexican government has exercised, and continues to exercise, an important influence on the Mexican economy.

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

In 2024, Mexico approved a judicial reform that introduces significant changes to the structure and appointment process of the judiciary, including the Supreme Court and lower courts. The reform allows for the direct election of judges and justices, potentially increasing political influence in the judicial system. These changes may affect the predictability and stability of legal rulings, enforcement of contracts, and the overall business environment in Mexico. Any uncertainty or perceived weakening of judicial independence could impact investor confidence, the enforceability of legal rights, and the resolution of commercial disputes, which may adversely affect our business, financial condition, and results of operations.

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

In the past, the rating agencies rating Mexico have downgraded Mexico and/or placed Mexico on negative outlooks. On July 18, 2023, Fitch Ratings affirmed Mexico’s Long-Term (LT) Foreign Currency (FC) Issuer Default Rating (IDR) at ‘BBB-’; with a stable rating outlook. On November 14, 2024, Moody’s affirmed Mexico’s senior unsecured long-term ratings at Baa2; but changed the outlook on the Government of Mexico’s ratings from stable to negative. We cannot ensure that the rating agencies will not announce additional downgrades of Mexico in the future. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, results of operations, and prospects.

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

In recent years, Mexico has experienced a period of increasing criminal activity and particularly high homicide rates, primarily due to organized crime. The presence of violence among drug cartels, and between drug cartels and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and could negatively impact business continuity. This situation in Mexico could worsen if the economy continues to deteriorate. On February, 2025, the U.S. Department of State announced the designation of certain Mexican drug cartels as “Foreign Terrorist Organizations” and “Specially Designated Global Terrorists”. This may lead to increased regulatory scrutiny, sanctions, and enforcement actions, and could result in heightened compliance requirements, disruptions to cross-border trade, and potential reputational risks for entities with operations or business relationships in Mexico. Additionally, such measures may exacerbate political and economic tensions between the United States and Mexico, potentially impacting the broader business environment and bilateral relations. Such designation could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

Risks Related to Ownership of our Ordinary Shares

As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

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

In addition, as a “foreign private issuer” whose shares are listed on the NYSE, the Company is permitted to, and is expected to, follow certain home country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As a Mexican corporation listed on the NYSE, the Company is permitted to follow our home country practice with respect to the composition of the board of directors and nominations committee and executive sessions. Unlike the requirements of the NYSE, the corporate governance practices and requirements in Mexico do not require the Company to (i) have a majority of its board of directors to be independent, (ii) establish a nominations committee, and (iii) hold regular executive sessions where only independent directors shall be present. Such home country practices of Mexico may afford less protection to holders of Company shares than under U.S. standards.

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

There can be no assurance that Betterware will be able to comply with the continued listing standards of the NYSE.

Betterware’s shares are listed on the NYSE under the symbol “BWMX.” If the NYSE delists the Company’s securities from trading on its exchange for failure to meet the listing standards, the Company and its shareholders could face significant material adverse consequences including:

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

These provisions could make it substantially more difficult for a third party to acquire control of us. These provisions in our bylaws may discourage certain types of transactions involving the acquisition of our securities. These provisions could discourage transactions in which our shareholders might otherwise receive a premium for their shares over the then current market price. Holders of our securities who acquire shares in violation of these provisions will not be able to vote, or receive dividends, distributions or other rights in respect of, these securities and would be obligated to pay us a penalty. For a description of these provisions, see “Item 10. Additional Information—Bylaws—Anti-takeover Protections.”

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

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos, unless otherwise noted

●	Founded in 1995, Betterware is a leading direct-to-costumer company in Mexico. Betterware is focused on the home organization segment, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, among other categories.

●	On August 2, 2019, DD3 entered into a Combination and Stock Purchase Agreement with Sellers, Betterware, BLSM, pursuant to which DD3 agreed to merge with and into Betterware in a Business Combination. See “The Business Combination.”

●	In August 2019, Betterware started building a distribution center which was ready for use in 2021, with construction completed in 2023, for a total investment of Ps.1,110,807.

●	On March 13, 2020, the Merger with DD3 was closed and consummated.

●	On December 14, 2020, the Forteza Merger was closed and consummated.

●	On August 2, 2021, Betterware’s corporate name changed from Betterware de México, S.A.B. de C.V. to Betterware de México, S.A.P.I. de C.V.

●	On August 30, 2021, we completed an offering of a two-tranche sustainability bond issuance for a total of Ps.1,500,000, with maturities across 4 and 7 years, offered in the Mexican market. See “Indebtedness—Long Term Bond Offering.”

●	On January 18, 2022, we entered into a share purchase agreement to acquire 100% of JAFRA’s operations in Mexico and the United States. The transaction was consummated on April 7, 2022. See “—Presentation of Financial Information—The JAFRA Acquisition—Organizational Structure.” JAFRA is a leading global brand in direct sales in the beauty and personal care (B&PC) industry with a strong presence in Mexico and the United States founded in 1956.

●	During 2023, the Group decreased long-term debt by approximately Ps.1,000,000 compared to 2022, through the following movements (See “Indebtedness” for additional information”):

a)	On July 5, 2023, Betterware signed an agreement with BBVA to acquire a simple line of credit for Ps.1,500,000.

b)	On July 7, 2023, Betterware successfully concluded the third and fourth bond offerings for a total of Ps.813,974, with four and seven-year maturities, issued in the Mexican market.

c)	As of July 10, 2023, Betterware fully prepaid the debt of the syndicated loan related to the JAFRA Acquisition in 2022, using the new cash provided from the long-term debt with BBVA and the third and fourth bond issuances, plus the proceeds from short-term debt under revolving credit lines.

d)	On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit for Ps.950,000.

●	On April 16, 2024, the Group officially launched Betterware USA, locating the headquarters in Dallas, Texas and going live with a website with its initial focus on the U.S.’s large and rapidly growing Hispanic market, starting with Texas.

B.	BUSINESS OVERVIEW

We are a leading company in the direct sales industry, offering a product portfolio divided into two segments:

●	Home organization segment (BWM) comprised of seven different categories: kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom and wellness. For the year 2024, this segment represented 42.5% of our net revenue on a consolidated basis.

●	Beauty and personal care (B&PC) segment (JAFRA) comprised of four main categories: fragrance, color, skin care and toiletries. For the year 2024, this segment represented 57.5% of our net revenue on a consolidated basis.

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

Our home organization segment’s products are sold through monthly catalogues published throughout the year where we exhibit approximately 387 products per catalogue. During 2024, BWM launched 611 new products (compared to 678 during 2023), with a balance of 515 new developments (compared to 506 during 2023) and 96 bring-backs (compared to 172 during 2023). During 2024, BWM increased innovation in order to promote sales by focusing on market trends and to attract and maintain a diverse customer base. We added to our catalogs trend products related to babies, pets and wellness, among others. In 2024 our products included more than 4,643 SKUs (product codes) throughout the year (achieving a 8.6% growth compared to 4,277 during 2023). All of our home organization’s products are branded with unique characteristics and manufactured by more than 350 certified manufactures in China and México, and then delivered to BWM’s warehouse in Guadalajara, Jalisco where we process and pack the products.

We sell our home organization segment’s products through a unique two-tier sales model., As of December 31, 2024, more than 42,608 distributors and 674,654 associates across Mexico, who have approximately 22% household penetration in Mexico; and 75.5% of distributors and 26.7% of associates place orders every week. Our distributors and associates are monitored tightly through an in-house developed business intelligence platform that tracks weekly performance and has a detailed mapping system of the country to identify potential areas to penetrate and increase our network.

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

Beauty and Personal Care Segment (JAFRA)

Our beauty and personal care segment has a portfolio of more than 950 products within four main categories: fragrances, color, skin care and toiletries. JAFRA has been leader in the fragrance market since 2015. In 2024, our beauty and personal care segment’s products were sold through 12 promotional catalogues published on a monthly basis offering 400 products in average per catalogue, as well as a brochure with annually available products at regular price. JAFRA develops approximately 200 new products in average for all categories every year.

Almost all of our beauty and personal care segment’s products are produced in our facility located in Queretaro, México and distributed across Mexico and in some cities of the United States through our distribution center located in Lerma, Mexico. Our beauty and personal care segment’s products are sold through a generational multilevel model, reaching penetration in sales of 13% in fragrances, 3.5% in color and 1.1% in skin care in México in 2024.

Industry Overview

We operate under “Direct selling” retail industry. The direct selling industry differs from broader retail mainly in the avenue where entrepreneurial-minded individuals can work independently to build a business with low start-up and overhead costs.

Our direct selling representatives, distributors, leaders and consultants, are not employees of the Company and work on their own, retaining their freedom to run a business and have other sources of income.

Our independent distributors, leaders and consultants earn sales commissions as freelancers. They set their own hours, create their own marketing plans, determine whether to build a sales team and how to mentor those within it and how to serve their customers.

Competitive Strengths

Unique Business Intelligence and Data Analytics Unit

Our in-house business intelligence unit plays a crucial role within the operations and strategy of the Company. The unit’s team is comprised of geographers, anthropologists, actuaries, among others, in order to diversify the way of thinking and create the best analyses and business strategies.

The main functions of the business intelligence unit are:

1.	Clear strategy development;

2.	Tight monitoring; and

3.	Product intelligence.

Product Development and Innovation Program

●	We offer a product portfolio with great depth in:

➢	the home organization segment through seven different categories: kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom, and well-being.

➢	the beauty and personal care segment through four different categories: fragrances, color, skin care and toiletries.

●	We update our catalogues content and focus on constant product innovation and incentive plans in order to attract clients’ repeated purchases.

●	We perform industry analyses and product development and monitoring to support and decide our commercial strategy.

Distributors, Associates, Leaders and Consultants Network & Loyalty and Reward Programs

●	Our home organization segment has a unique two-tier sales model and one of the most robust networks with more than 42,608 distributors and 674,654 associates as of December 31, 2024.

●	Our home organization segment’s distributors and associates have approximately 22% household penetration in Mexico and 75.5% of distributors and 26.7% of associates place orders every week.

●	Our beauty and personal care segment has a multilevel program, with 10 levels of seniority determined by the amount of sales and consultants they have, offering attractive benefits and incentives. As of December 31, 2024, we had a network of more than 20,731 leaders and 505,804 consultants.

●	Our beauty and personal care segment has one of the biggest distribution networks of leaders and consultants in Mexico reaching more than 9,600 cities. Also, 94% of leaders and 52% of consultants place orders on a monthly basis.

●	We have a rewards program intended to attract, retain, and motivate distributors, associates, leaders and consultants through product discounts, points, trips, gifts and more.

Unparalleled Logistics and Supply Chain Platform

Our home organization segment’s products are manufactured by more than 350 third-party certified factories located in China and Mexico following BWM’s quality standards. 87.7% of our beauty and personal care segment’s products are internally manufactured in our facility located in Queretaro, Mexico.

Experienced Management & Meritocratic Culture

●	Our Board Chairman, Mr. Luis Campos, has more than 30 years of experience in the direct-to-consumer selling sector across the Americas and a strong track record of delivering value to its shareholders with commitment to excellence.

●	Top management has worked at the Company, in average, seven years.

●	Our culture is based on the following principles:

1.	Result driven management:

●	Incentives based on results; and

●	Highly professional operation and no bureaucracy.

2.	Meritocratic culture:

●	Culture focused on solutions, delivery, discipline and commitment.

3.	Closeness to salesforce:

●	Management is close and visible to distributors, associates, leaders and consultants; and

●	Open office spaces for efficient flow of information and data allows fast decision making.

Expansion Strategy

We have a plan for growth, which includes organic and inorganic initiatives. The main strategies divided by timeline are the following:

●	Short Term

1.	New product categories;

2.	Web marketing/E-commerce; and

3.	Increase service capacity.

●	Medium Term

1.	New product lines;

2.	International expansion to North America and Latin America; and

3.	Strategic business acquisitions.

Customers

●	We are 100% committed to providing products to our customers that serve as everyday solutions for modern space organization and beauty and personal care for all kind of clients. We also have the objective of providing products that are accessible to anyone.

●	Most of our end customers are adult men and women with the desire of optimizing their homes organization and care about beauty and personal care.

Sales & Marketing

●	Our main advertising expenditures are sales catalog design and printing expenses, particularly with respect to our catalogues that are delivered to our distributors, associates, leaders and consultants who then distribute them to customers. As of December 31, 2024, sales and marketing expenses represented 3.0% of our net revenue. In addition, another advertising costs includes videos, radio and tv spots, social media, promotional campaigns, marketing campaigns, billboards and transit advertising in bus lines and subways and events, which as of December 31, 2024, represented 2.7% of our net revenue.

Seasonality

We have not experienced and do not expect to experience, any material seasonal fluctuations which could affect our business and results of operations.

Environmental, Social and Governance (ESG)

Contribution to the SDG

At Betterware, we are committed to the Sustainable Development Goals (SDGs) set by the UN, incorporating 8 of these goals into our strategic operations, aligning our business growth with sustainability and social well-being. This integration reflects our responsibility to contribute to a more equitable and sustainable future for all.

SUSTAINABLE DEVELOPMENT GOALS
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH & WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER & SANITATION
7 AFFORDABLE & CLEAN ENERGY
8 DECENT WORK & ECONOMIC GROWTH
9 INDUSTRY INNOVATION & INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITY & COMMUNITIES
12 SUSTAINABLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE & JUSTICE
17 PARTNERSHIP FOR THE GOALS

We promote the health and well-being of our collaborators through wellness programs, occupational safety, and access to health services

We provide opportunities for training and continuous learning for our employees, and we promote educational initiatives through the BeFra Foundation

We promote salary equity, diversity, and inclusion, and support the empowerment of women both inside and outside the company

We offer decent employment, fair working conditions, and opportunities for growth and professional development for our collaborators

We drive innovation in our processes and products and promote responsible industry

We work to reduce social and economic inequalities by promoting employment and justice in our operations and relationships with the communities

We promote practices of responsible production and consumption, reducing the environmental impact of our operations

We support action against climate change through the adoption of sustainable practices and promoting awareness of the importance of protecting the environment

Stakeholder Groups

At Betterware, we identify seven main Stakeholder Groups: (i) associates, (ii) distributors, (iii) final customers, (iv) collaborators, (v) investors, (vi) suppliers and (vii) community, that may be affected by our business commercial practices, as well as by the environmental and social impacts of our organization. These groups are fundamental to our operations and represent key allies on the path to the company’s success.

3 Pillar Strategy 2023-2026

We have adopted a sustainable development strategy based on three key pillars known as the 3P Strategy: People, Planet, Profit for the period 2023-2026. This strategy is designed to ensure balanced and responsible growth, prioritizing three key areas: the well-being of people, the preservation of the environment, and the generation of economic benefits.

The 3P Strategy reinforces our commitment to sustainable development, ensuring that our operations are not only profitable but also responsible and beneficial for society and the environment. In this way, we aim to create a positive impact in the communities where we operate while working towards a more sustainable future.

Profit
If BeFra grows, we all grow.
We are an open, honest, and transparent company that keeps its stakeholders informed
People
To be a company that seeks the well-being of all its community members by offering opportunities for personal and professional growth
Betterware
JAFRA
Planet
To be a company that reduces and offsets its environmental footprint and raises awareness among its collaborators and Sales force members about the importance of caring for the planet

These three pillars encompass our short and mid-term vision regarding what we are striving to accomplish not only as a Group, but also in our commitment towards the UN Sustainable Development Goals.

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

Our key goals include:

●	Measurement of our carbon footprint (scope 1 and 2)

●	Investment in solar panels

●	Nation-wide recycling campaign

●	Printing reduction goals

●	Reforestation of more than a thousand species in two states in Mexico

●	Education on water conservation, circular economy, climate change and upcycling for our employees and sales force.

“Planet” Pillar Results”

Waste Management: we are committed to implementing comprehensive solutions for waste management, with the goal of reducing our impact on the environment.

2023

➢	We generated a total of 3,442 tons of waste, of which 50.29% was recovered through recycling, amounting to 1,731 tons.

➢	Among our main recycled materials is cardboard, with a total of 1,711 tons recovered in 2023. Thanks to our collaboration with Smurfit, we have achieved a recycling rate of 100% in the management of cardboard boxes.

➢	Additionally, we hold FSC (Forest Stewardship Council) and/or Monarca certification, which validates our comprehensive recycling process both internally and externally.

➢	Furthermore, we have EFC (Program for Endorsement of Forest Certification) certification, which guarantees that the paper used for printing our catalogs comes exclusively from sustainably managed forests, thus contributing to the preservation of biodiversity.

2024

➢	In 2024, we generated a total of 2,835 tons of waste, representing an 18% reduction in waste generation compared to 2023.

➢	64.44% was recovered through recycling, equivalent to 1,827 tons.

➢	The materials destined for recycling are cardboard (1,811 tons) and low-density polyethylene (16 tons).

Strategies in 2025

➢	By 2025, strategies are being proposed to reduce the impact of waste generation, reaching the end customer, where waste from shipped products can be recovered.

Materials recycled in 2024

➢	100% recycled cardboard for order packaging.

➢	PEFC-certified catalog (Sustainably Managed Forests from Controlled Sources), 44 million catalogs shipped in 2024.

➢	Recycled bags are sent to distributors for product delivery to the end customer; more than 2 million bags shipped in 2024.

➢	Reuse master packaging to fill order boxes, replacing plastic pads.

➢	Master packaging boxes are 100% recycled for the final order packaging box.

Carbon Footprint

2023

➢	In 2023 we started a detailed record of our energy consumption, which allowed us to identify and implement effective solutions to reduce that consumption and implement strategies to measure our CO2 footprint scopes 1 and 2.

2024 first year of measurement of:

➢	Direct energy (Scope 1) greenhouse gas emissions: Direct emissions generated in 2024 are 17.16 tons of CO2, which include the fuel used for our emergency plants, fire pumps, and garden cleaning and pruning machinery.

➢	Indirect (Scope 2) greenhouse gas emissions: Indirect emissions generated in 2024 are 1,292.3 tons of CO2, which includes electricity consumption.

Monitoring in 2025

➢	Indirect (Scope 3) greenhouse gas emissions: Monitoring of transporters, employees, sales staff.

➢	Reduction of greenhouse gas emissions: The benchmark will be established for 2025.

Energy

2023

➢	Currently, all our facilities use exclusively LED light bulbs, a transition that has allowed us to make significant progress in reducing energy consumption and, therefore, in mitigating our carbon footprint.

➢	Our energy consumption was 2,607,440 kw, representing a 6.8% increase compared to 2022. This increase is due to the operational transition from manual picking lines to automated lines in a 4-level tower.

➢	We invest in 300 solar panels, which are expected to reduce our energy consumption by between 10% and 13%.

2024

➢	The supply tower’s operation stabilized at 90% efficiency, yet our energy consumption was 2,621,824 kW, representing only a 1% increase compared to 2023.

➢	In the last quarter of 2024, solar panels were installed. From October to December, we generated 59,824 kW, representing a 13% reduction in energy consumption compared to the last quarter of 2023.

Water

2023

➢	We have made progress in the management of water resources through the installation of a treatment plant and a rainwater harvesting system. These initiatives have allowed for a considerable reduction in our water consumption and more efficient use of resources.

➢	We have a well for water extraction, and the reported consumption for 2023 was 17,909 m³, representing a 2% decrease compared to 2022.

➢	At the end of the year, we started using treated water for irrigation of the green areas at the Campus BWM, which promoted water reuse and contributed to an additional reduction in our consumption.

2024

➢	The project to reuse treated water from our treatment plant for irrigating green areas was completed, allowing for a significant reduction in wastewater waste.

➢	In 2024, 1,740 m3 of treated water was reused for irrigation of green areas, which contributed to a reduction in wastewater waste compared to 2023.

➢	We have a well for water extraction, and reported consumption for 2024 was 17,973 m3, which represents an increase of 0.04% compared to 2023.

Strategies in 2025

➢	For 2025, we are working on implementing actions to reduce water consumption by between 2 and 3%.

Climate Change

➢	As part of our commitment to mitigating climate change, every year we have carried out reforestation days at the Bosque de la Primavera. Additionally, we have planted over 55,000 plants, including endemic species, fruit trees, and a garden at our BW Campus. These actions reflect our effort to restore the environment and promote biodiversity in the region.

Biodiversity

➢	In our operations, we reaffirm our commitment to environmental preservation. For this reason, we refrain from operating in protected areas and in zones of high biodiversity value, ensuring that our activities, products, and services do not generate significant impacts on these ecosystems.

➢	Additionally, we do not work with species listed on the IUCN Red List (International Union for Conservation of Nature) or on national conservation lists in areas affected by our operations.

Design and Development of Eco-Friendly Products

➢	We are an innovative company dedicated to continuously improving the functionality and quality of our products. In this regard, we have designed and developed the “B Better” product line, which incorporates materials made from recycled or recyclable inputs, thus promoting the elimination of single-use plastics.

➢	Additionally, we have created the “Better-Klin” line of cleaners, which consists of concentrated cleaning capsules that dissolve in water, allowing for effective cleaning of any surface in the home.

Environmental Education

➢	We implement training activities aimed at our collaborators, focused on the care and preservation of the environment. Our goal is to raise awareness among all members of the Betterware family about the impact each of us has on our surroundings. We believe that through education and awareness, we can encourage sustainable practices that benefit our community and the planet.

Evaluation of the health and safety impacts of product and service categories

➢	Based on the legal compliance applicable to the organization, we have 24 standards from the Ministry of Labor and Social Welfare, with a 92% compliance rate in 2024.

➢	By 2025, we plan to be certified as a safe company through the Occupational Health and Safety Self-Management Program.

People: At Betterware, we work for and on behalf of our people. The well-being of individuals and their potential for development have always been the center of our strategy and business model. We firmly believe that by investing in the growth and satisfaction of our collaborators, we strengthen not only our company but also the communities we serve.

Additionally, we care for the wellbeing of all our workforce with excellent working conditions that promote the integrity of our employees prioritizing their physical, emotional, and mental health.

Our goals include:

●	The re-launch of our Non-Profit organization

●	Social projects that will benefit our neighbor communities

●	Strategic alliances with other non-profit organizations that will increase our impact.

“People” Pillar Results

Regarding diversity, we promote gender balance, with 47% women and 53% men, achieving a gender pay gap of less than 1%. These figures reflect our commitment to inclusion and equity in the workplace.

Parental Policy

➢	We offer a parental leave policy that exceeds legal requirements, granting mothers 84 days and fathers 5 working days. This policy provides valuable opportunities for our collaborators to nurture and care for their families, reflecting our commitment to family well-being and work-life balance.

Value Chain

➢	Betterware begins its value chain with a solid investment in research and development, allowing us to precisely identify market trends and needs. Thanks to our specialized teams, we can anticipate consumer demands and create innovative products that meet these needs. Once opportunities in the market are identified, we focus on the strategic acquisition of high-quality materials. We carefully select our suppliers to ensure that the materials used in our products meet the highest standards. Moreover, optimizing our operational and logistics processes is essential to guarantee the consistency and superior quality of our products. At Betterware, we are committed to providing excellent customer service, which has led us to develop a robust logistics system that ensures efficiency in order management and product delivery to both distributors and end customers.

➢	We continue working on sourcing suppliers who contribute to environmental stewardship. Additionally, we are working to implement in a short time that our product labels and instructions include specific measures to safeguard the environment.

Occupational Health and Safety

➢	At Betterware, we prioritize the well-being of our collaborators through continuous training in accident prevention, health, and workplace safety. We organize preventive medicine days, which include mammograms, visual check-ups, and vaccination campaigns, with the aim of keeping our team’s health in optimal condition.

➢	Our Occupational Health and Safety Policy (POSI01) establishes a framework for the application of occupational health standards, industrial safety, and environmental practices, ensuring that they are sufficient and consistent throughout the organization.

➢	We are committed to maintaining continuous improvement in our processes, guaranteeing a safe and healthy work environment for everyone.

➢	We conduct risk assessments by job position and establish control measures to mitigate those risks periodically and permanently. These assessments are updated every two years or when there are changes in job activities or upon acquiring new machinery and equipment (such as conveyors, forklifts, compactors, stretch wrappers, tapers, etc.).

➢

Additionally, we offer occupational health services through the Emotional Assistance Program (PAE), which provides support 24 hours a day, 365 days a year, for our collaborators and their families.

Our health management system includes social security, major and minor medical expense insurance, discounts at laboratories and medical consultations, as well as a medical clinic at the BW Campus.

➢	Finally, we have a Health and Safety Commission composed of union members and collaborators, which works to strengthen our safety and health practices.

Compensation, Benefits, and Perks Policy

➢	Each organizational level at Betterware is associated with a specific set of competencies and skills required to perform the corresponding functions. This structure is designed to promote operational efficiency and ensure effective management of human resources.

➢	The salary scale is a key tool in our compensation policy. This scale defines salary bands for each position within the organization, based on a thorough market analysis and internal job evaluation. In this way, we ensure that our compensation is competitive and fair, which contributes to the retention and motivation of talent.

➢	Additionally, we offer a benefits package that includes major and minor medical expense insurance, life insurance, a savings fund, flexible days and hours, as well as training and development programs. We also have discount programs at restaurants, gyms, laboratories, schools, and entertainment centers, all aimed at improving the quality of life for our collaborators.

Work Environment

➢	We deeply value the satisfaction of our collaborators in their work environment. Every year we conduct a workplace climate survey, that provides us with valuable insights for continually improving our organizational culture.

➢	To strengthen the skills of our collaborators and promote their growth, we have implemented the Betterware Comprehensive Leadership Program. This initiative promotes professional and personal development, contributing to a strong organizational culture aligned with our values.

Workplace Well-being

➢	The Betterware Campus offers a wide range of amenities designed to promote the well-being of our collaborators, including cafeteria service, laundry, beauty salon, medical care, daycare, mini-supermarket, nutritional counseling, gym, sports fields, and spaces for reading and meditation.

➢	Additionally, we organize activities that foster a sports culture, such as the Betterware Race, soccer tournaments, and hiking excursions.

➢	To facilitate the mobility of our collaborators, we provide transportation, support for gasoline expenses, and preferential parking for those who carpool.

➢	Furthermore, 100% of our employees benefit from regular performance reviews and professional development through evaluations that include constructive feedback.

Community: We contribute positively to the development of our community through the following actions:

➢	Product Donations: We provide product donations to various civil society organizations in Jalisco.

➢	Infrastructure Investments: We have donated a sports field, public lighting, and an ambulance to the Municipality of El Arenal, Jalisco.

➢	Educational Support: We collaborate with Industrial Design students through our annual DesignLab call for entries, which offers practical experience in our innovation laboratory.

Impact of the Betterware Foundation As part of our mission and operations at the Betterware Foundation, between 2021 and 2023, we invested in the construction and operation of a lemon packing facility in Istmo Norte, Oaxaca, in collaboration with the Anna Witsukj project. This packing facility began operations in August 2023, and thanks to the financial support from our foundation, we have achieved the following results:

➢	Lemon Processing: A total of 801 tons of lemons were processed from 354 producers in 30 communities in the area.

➢	Job Creation: We created 22 formal jobs for local people, with an average net salary of Ps.11 thousand of mexican pesos per month, which is 56% above the minimum wage in 2023.

➢	Price Improvement: From September to December 2023, producers were paid an average price 1.48 times higher than for the same period the previous year.

➢	Purchase Commitment: We guaranteed the purchase of the total production from the 354 producers throughout the year.

➢	Agroecology Training: We trained 50 producers as agroecology technicians, improving the productivity of their orchards by 26%, increasing from 9.12 tons/ha in 2021 to 11.5 tons/ha in 2023. This had a direct impact on their sales and the economy of their families.

➢	At the beginning of 2025, our foundation was relaunched as Fundación BeFra, with the aim of benefiting all members of the families that make up our group, offering support in areas such as education, health, and housing. Each year the Group makes donations to our foundation in compliance with legal and tax authorities.

Profit: We are fully committed to a responsible, transparent, and ethical growth of our business. We implement strong policies and procedures that allow us to provide clear and effective accountability to all our Stakeholder Groups.

Our governance goals include:

●	Communication of our new code of ethics

●	Gender equality across all levels of our group

●	Long-term ESG goals

●	JAFRA’s recognition that its impact on the environment and society is material to its financial performance.

Pillar Profit Results

Reporting Line

➢	We have an accessible reporting line for all our collaborators, promoted through various internal platforms such as the intranet, signage on the Campus, and during induction training. Additionally, in our weekly newsletter, we share infographics that provide suggestions and details about the anonymous reporting process, fostering a culture of open and responsible communication.

Double Materiality Study

➢	We conducted a double materiality analysis in accordance with GRI and SASB standards. This study strengthens our sustainability strategy in the 3Ps, allowing us to generate a positive impact and align our business operations with these objectives.

Disclosure of ESG Information

➢	Since 2022, we have shared information about ESG (Environmental, Social, and Governance) with our investors. This effort allows us to comprehensively communicate our actions at Betterware, and it is not limited solely to financial aspects.

Diversity and Inclusion in Governance.

➢	Within our governance structure, we have promoted diversity and inclusion as fundamental pillars. Since last year, we have added three women to our Board of Directors, reflecting our commitment to equity and diverse representation in the strategic decision-making of the company.

Compliance

➢	Our Internal Audit department ensures compliance with all applicable regulations and laws. The company must assess and comply with various regulations, including the Sarbanes-Oxley Act (SOX), due to our status as a company listed on the U.S. Stock Exchange.

Governing Body

➢	The Board of Directors is chaired by Lic. Luis G. Campos Orozco. This Board is composed of a total of 11 members, of which 8 are independent directors who bring their valuable experience to the decision-making process for the growth and consolidation of the business.

➢	Women occupy key positions within the Company, including managing director, independent board member, quality and development director, credit and collection director, international commercial director, national sales director, as well as a high number of managers from the different areas of the Company.

➢	To reinforce our commitment to sustainability within the Board, the monitoring and compliance with the objectives of our strategy are directly overseen by the Chairman of the Board, as well as by the CEO of Grupo BeFra, Andrés Campos Chevallier.

Code of Ethics

➢	All Betterware collaborators must read and sign the Code of Ethics, committing to adhere to its principles and to avoid situations that may lead to conflicts of interest. During 2024, our code of ethics was strengthened, with the development of a Corporate Code of Ethics that includes all Group employees, including Betterware and its subsidiaries (Jafra, among others).

Anti-Corruption Practices Policy

➢	This document, signed by management levels, establishes clear guidelines to prevent and address corrupt practices within the organization. By signing this policy, Betterware executives commit to maintaining the highest standards of integrity and transparency in all their operations, personal, customers, suppliers’ data, among others.

C.	ORGANIZATIONAL STRUCTURE

The following diagram depicts the organizational structure of the Group as of the date of this annual report:

B "Home organization segment"

J "Beauty and personal care (B&PC) segment"

Shareholders:	Percent (%)
Campalier, S.A. de C.V.	53.91%
Public Float	46.09%
	100%

Jafra Mexico Holding Company, B.V. (Holanda) (J)

Shareholders	Percent (%)
Betterware de México, S.A.P.I. de C.V.	100%

BLSM Latinoamérica Servicios, S.A. de C.V. (B)

Shareholders:	Percent (%)
Betterware de México, S.A.P.I. de	99.99%
Campalier, S.A. de C.V.	0.01%

Programa Lazos, S.A. de C.V. (B)

Shareholders	Percent (%)
Betterware de México, S.A.P.I. de	70.00%
Finvek Advisor, S.A.P. de C.V.	30.00%

Betterware de Guatemala, S.A. (B)

Shareholders:	Percent (%)
Betterware de México, S.A.P.I.	70.00%
BTWG, S.A.	30.00%

Betterware America, LLC. (B)

Shareholders:	Percent (%)
Betterware de México, S.A.P.I. de	100%

Betterware Perú, S.A.C. (B)

Shareholders:	Percent (%)
Betterware de México, S.A.P.I.	100%

Finayo, S.A.P.I. de C.V. (B)

Shareholders:	Percent (%)
Betterware de México, S.A.P.I. de C.V.	99.05%
Programa Lazos, S.A. de C.V.	0.95%

Jafra Cosmetics International, Inc. (J)

Shareholders:	Percent (%)
Betterware de México, S.A.P.I. de C.V.	100%

Distribuidora Comercial Jafra, S.A. de C.V. (J)

Shareholders	Percent (%)
Jafra Mexico Holding Company, B.V.	99.99042%
Jafra Cosmetics International, S.A. de C.V.	0.00939%
Betterware de México, S.A.P.I. de C.V.	0.00019%

Jafra Cosmetics International, S.A. de C.V. (J)

Shareholders:	Percent (%)
Jafra Mexico Holding Company, B.V.	99.99935%
Betterware de México, S.A.P.I. de C.V.	0.00065%

Jafra Cosmetics, S.A. de C.V. (J)

Shareholders:	Percent (%)
Jafra Cosmetics International, S.A. de C.V.	99.99999%
Betterware de México, S.A.P.I. de C.V.	0.00001%

Serviday, S.A. de C.V. (J)

Shareholders	Percent (%)
Jafra Cosmetics International, S.A. de C.V.	99.9900%
Betterware de México, S.A.P.I. de C.V.	0.0100%

Jafrafin, S.A. de C.V. (J)

Shareholders:	Percent (%)
Jafra Cosmetics International, S.A. de C.V.	99.9959%
Betterware de México, S.A.P.I. de C.V.	0.0041%

Distribuidora Venus, S.A. de C.V. (J)

Shareholders:	Percent (%)
Jafra Cosmetics International, S.A. de C.V.	99.99208%
Betterware de México, S.A.P.I. de C.V.	0.00792%

D.	PROPERTY, PLANT AND EQUIPMENT

We own the following properties in Mexico:

●	BWM’s principal executive offices are located in El Arenal, Jalisco, Mexico. We built this facility to concentrate our corporate offices, storage and distribution of our home organization segment activities. The facility was completed in 2023 and the total investment amounted to Ps.1,111 million.

●	JAFRA’s production facility was built in October 2008, and is located in Querétaro, Mexico. All of our beauty and personal care segment’s products are produced in this facility. The total investment amounted to Ps.735 million.

●	JAFRA’s main corporate offices were located in Mexico City, Mexico until 2024. During 2024, these land and building, were sold (Las Flores and San Angel) and the last one was classified as an asset held for sale (O’Farril), as follows:

Sale Jafra’s land and building:

➢	The Group, through subsidiary (Distribuidora Venus, S.A. de C.V. (Jafra Mexico)) entered into two contracts for the sale of the “Las Flores” land and the “San Ángel” land and building in March and August 2024, respectively. The sales price for these transactions was Ps.402.2 million and as a result, the company recognized a loss in the income statement as other expenses of Ps.529.7 million

Of the sales price, Ps.156.5 million was collected; the remaining Ps.245.7 million will be collected semiannually without interest, maturing in 2027. In addition, a loss of Ps.34.1 million was recognized when determining the fair value of the long-term receivable.

Assets held for sale:

➢	Jafra México classified the O’Farril as assets held for sale in accordance with the accounting policy “non-current assets held for sale.” The Company recognized an impairment loss of Ps.166.6 million recognized in administrative expenses based on the use given to land.

➢	At the end of fiscal year 2024, the Management committed to a plan to sell the O’Farril de Jafra México land (now an asset identified as available for sale) following a strategic review aligned with the Company’s efforts to optimize its asset base. A promise of sale was signed on February 27, 2025, which includes a six-month extension for the potential buyer to notify the company of their intention to continue with the sale or not proceed with it. The transaction was valued at Ps.40 million which will be paid in two installments: the first payment of Ps.6 million upon signing the promise of sale agreement, and Ps.34 million upon execution of the public deed.

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

Factors Affecting Our Results of Operations of the Group

A number of factors have a significant impact on our business and results of operations, the most important of which are regulations, fluctuations in exchange rates in the currencies in which we operate, external factors and our capital investment plans.

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

For the year ended December 31, 2024, JAFRA contributed 57.5% of our consolidated net revenue and BWM contributed 42.5%.

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

Income Taxes

We are subject to (i) a 30% income tax rate under Mexican Income Tax Law, (ii) 25% income tax rate under Guatemalan law, (iii) 21% income tax rate under U.S. law; and (iv) 29.5% income tax rate under Peruvian law. See “Taxation” section below for more information.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the, Mexican Peso against the U.S. dollar See “—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

Previously Issued Financial Statement Corrections for the Year 2023 and 2022

During the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2024, management in conjunction with the external auditor (PwC) determined a restatement related to: (a) the correct recognition of the right-of-use asset and the lease liability for Jafra Mexico’s office leases; this adjustment was necessary to ensure that the leases were recognized in the correct period, impacting net income in the amount of Ps.10.2 million as of December 31, 2023, also the adjustment had implications in the consolidated statement of financial position and the consolidated statement of profit or loss and other comprehensive income in 2023, however, did not affect net revenue or EBITDA, and (b) the correct recognition of certain production-related labor and indirect manufacturing costs, which were incorrectly classified as administrative and distribution expenses instead of cost of goods sold, affecting the consolidated financial statement of profit or loss and other comprehensive income previously reported for the fiscal years 2023 and 2022. This misclassification impacted gross margin and was considered material, due to the amounts that has been reclassified (Ps.559.6 million in 2023 and Ps.404.5 million in 2022), however, it had no effect on net revenues, EBITDA or net income, Management concluded that the restatement with respect to the correct recognition of certain expenses as cost of goods sold was deemed to be material, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the year ended December 31, 2023 and 2022 under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the 2024 financial statements because to do so would cause a material misstatement in those financial statements. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as a material restatement of the prior year financial statements the next time those financial statements are filed.

Accordingly, we made corrections of material errors for the year 2023 in our consolidated statement of financial position and for the years 2023 and 2022 in our consolidated statement of profit or loss and other comprehensive income. The Audited Financial Statements included in this annual report reflect the restatement. Below we provide a representation of the effects of these material corrections:

Consolidated Statement of Financial Position as of December 31, 2023

(In Thousands of Mexican pesos)

Assets	Adjusted	Previously Presented	Difference	Reference
Current assets:
Prepaid expenses	$77,468	79,115	(1,647)	a
Total current assets	3,990,440	3,992,087	(1,647)

Non-current assets:
Right-of-use assets, net	361,561	358,704	2,857	a
Deferred income tax	527,929	523,568	4,361	a
Total non-current assets	7,103,271	7,096,053	7,218

Total assets	$11,093,711	11,088,140	5,571	a

Liabilities and stockholders’ equity
Current liabilities:
Lease liability	$122,997	117,094	5,903	a
Total current liabilities	$3,832,138	3,826,235	5,903

Non-current liabilities:
Lease liability	265,724	255,882	9,842	a
Total Non-current liabilities	5,798,734	5,788,892	9,842

Total liabilities	$9,630,872	9,615,127	15,745	a

Stockholder’s equity
Retained earnings	$1,178,724	1,188,898	(10,174)	a
Equity attributable to owners of the Group	1,464,472	1,474,646	(10,174)	a
Total stockholders’ equity	1,462,839	1,473,013	(10,174)	a
Total liabilities and stockholders’ equity	$11,093,711	11,088,140	5,571	a

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2023

(In Thousands of Mexican pesos)

	Adjusted	Previously Presented	Difference	Reference

Net revenue	$13,009,507	13,009,507	-

Cost of sales	4,260,842	3,701,255	559,587	b

Gross profit	8,748,665	9,308,252	(559,587)	b

Administrative expenses	2,367,280	2,908,945	(541,665)	a, b
Distribution expenses	582,237	593,174	(10,937)	b
	6,409,884	6,962,486	(552,602)	a, b

Operating income	2,338,781	2,345,766	(6,985)	a

Financing income (cost):
Interest expense	(827,812)	(820,262)	(7,550)	a
	(922,194)	(914,644)	(7,550)

Income before income taxes	1,416,587	1,431,122	(14,535)	a

Income taxes:
Deferred income tax	(265,498)	(261,137)	(4,361)	a
	380,023	384,384	(4,361)	a

Net income for the year	$1,036,564	1,046,738	(10,174)	a

Net income for the year attributable to:
Owners of the Group	1,039,287	1,049,461	(10,174)
Non-controlling interest	(2,723)	(2,723)	-
	1,036,564	1,046,738	(10,174)

Basic earnings per common share (pesos)	$27.90	$28.18	$(0.28)	c
Diluted earnings per common share (pesos)	$27.89	$28.16	$(0.27)	c

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2022

(In Thousands of Mexican pesos)

	Adjusted	Previously Presented	Difference	Reference

Net revenue	$11,507,549	11,507,549	-

Cost of sales	3,983,571	3,579,093	404,478	b

Gross profit	7,523,978	7,928,456	(404,478)	b

Administrative expenses	2,198,330	2,596,642	(398,312)	b
Distribution expenses	467,350	473,516	(6,166)	b
	5,473,710	5,878,188	(404,478)	b

Operating income	2,028,406	2,028,406	-

Income before income taxes	1,386,884	1,386,884	-

Net income for the year	$869,964	869,964	-

The adjustments relate to the following matters:

(a)	Restatement of the 2023 consolidated statement of financial position and consolidated statement of profit or loss and other comprehensive income, resulting from the adjustment for recognition of Jafra México’s right-of-use and office lease liabilities in the correct period as of the May 1, 2023, transaction date.

(b)	Restatement of the consolidated statement of profit or loss and other comprehensive income for the years 2023 and 2022, resulting from the recognition in the cost of sales of direct labor expenses and the corresponding proportion of indirect variable and fixed costs, allocated based on normal operating capacity, which were erroneously classified in administrative and distribution expenses from Jafra Mexico segment. These reclassifications had no effect on inventory balances because the error was identified only in the correct presentation of expenses within cost of sales in the Consolidated statement of profit or loss and other comprehensive income.

(c)	Restatement of basic and diluted earnings per share in fiscal year 2023, derived from the lease adjustment mentioned in section a), where basic and diluted earnings suffered a decrease of Ps.0.28 and Ps.0.27 cents per share respectively.

 Results of Operations — For the Year 2024 Compared to the Year 2023:

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

Net Revenue

	December 31,		December 31,
	2024		2023	Var. $	Var.%
The Group’s net revenue
BWM	Ps.	5,991,834	5,726,608	265,226	4.6%
JAFRA		8,108,924	7,282,899	826,025	11.3%
Total net revenue	Ps.	14,100,758	13,009,507	1,091,251	8.4%

BWM:

Net revenue increased by 4.6%, or Ps.265,226, to Ps.5,991,834 for the year 2024 compared to Ps.5,726,608 for the year 2023, due to: (i) an increase in average price per unit by 11.9%, and (ii) the increase in sales orders by 11.4% from associates during the year 2024.

Distributors increased by 1.9% to 42,608 (compared to 41,825 in 2023), and associates decreased by 9.0% to 674,654 (compared to 741,170 in 2023). Despite the decrease in the number of associates, their average order increased due to the purchase of higher-priced products.

JAFRA:

Net revenue increased by 11.3%, or Ps.826,025, to Ps.8,108,924 for the year 2024 compared to Ps.7,282,899 for the year 2023. This increase resulted mainly from (i) the strong product innovation, (ii) a differentiated pricing strategy, (iii) an extensive re-design of Jafra Mexico’s catalog that was re-launched in October 2024; a revamped incentive program, and (iv) enhancement focused on ease of doing business. During the year ended December 31, 2024, leaders increased by 1.1% to 19,093 (compared to 18,719 in 2023), and consultants increased by 1.4% to 505,804 (compared to 498,853 in 2023), which resulted in a increase of the average monthly order of consultants by 9.6% and an increase of the average monthly order of leaders by 1.9%.

Cost of Sales

			Restated(2)
	December 31,		December 31,
	2024		2023	Var. $	Var.%
The Group’s cost of sales
BWM	Ps.	2,569,082	2,443,229	125,853	5.2%
JAFRA (1)		1,951,141	1,817,613	133,528	7.3%
Total cost of sales	Ps.	4,520,223	4,260,842	259,381	6.1%

(1)	JAFRA historically has had higher gross margins, because of manufacturing most of its products within Mexico and not having to bear international freight costs as does BWM.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

BWM:

Cost of sales increased 5.2% or Ps.125,853, to Ps.2,569,082 for the year 2024 compared to Ps.2,443,229 for the year 2023 due to external pressures such as: (i) peso depreciation (-22.7%), (ii) changes in product import duties, which increased from 17.0% to 33.0% for approximately 144 SKUs, or 16.5% of total sales, (iii) surging freight costs from Ps.1,550 per container in February to almost Ps.6,000 in August, (a full-year average of Ps.3,100 per container), and (iv) an increase of inventory to offset supply chain disruptions. As a result of increased revenue, gross profit increased by 4.2% to Ps.3,422,752 for the year 2024, compared to Ps.3,283,379 for the year 2023. As a percentage of net revenue, cost of sales was 42.9% for the year 2024 and 42.7% for the year 2023.

JAFRA:

Cost of sales increased 7.3%, or Ps.133,528, to Ps.1,951,141 for the year 2024 compared to Ps.1,817,613 for the year 2023, as a result of increased revenue of 11.3%. Gross profit increased 12.7%, or Ps.692,497 to Ps.6,157,783 for the year 2024 compared to Ps.5,465,286 for the year 2023, due to; (i) re-design of Jafra Mexico’s catalog with a favorable product mix, (ii) pricing strategy, and (iii) continued efficiency benefits from scale. As a percentage of net revenue, the cost of sales decreased 0.9% to 24.1% for the year 2024 compared to 25.0% for the year 2023, due mainly to (i) productivity improvements in manufacturing by Ps.22,564, (ii) lower raw material costs by Ps.36,801, and (iv) more favorable product mix by Ps.45,641.

Administrative Expenses

			Restated(1)
	December 31,		December 31,
	2024		2023	Var. $	Var.%
The Group’s administrative expenses
BWM	Ps.	1,136,448	987,981	148,467	15.0%
JAFRA		1,566,428	1,379,299	187,129	13.6%
Total administrative expenses	Ps.	2,702,876	2,367,280	335,596	14.2%

(1)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

Administrative expenses by item are as follows:

					Restated(1)
	December 31, 2024				December 31, 2023			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Operations	Ps.	664,852	743,291	1,408,143	549,070	631,881	1,180,951	115,782	111,410	227,192	21.1%	17.6%	19.2%
Depreciation		137,496	214,208	351,704	128,450	223,427	351,877	9,046	(9,219)	(173)	7.0%	(4.1)%	2.6%
Finance		125,793	130,902	256,695	115,906	146,669	262,575	9,887	(15,767)	(5,880)	8.5%	(10.8)%	(2.2)%
IT		82,967	150,010	232,977	82,853	193,733	276,586	114	(43,723)	(43,609)	0.1%	(22.6)%	(15.8)%
Marketing		47,298	132,670	179,968	46,557	111,107	157,664	741	21,563	22,304	1.6%	19.4%	14.1%
Impairment fixed assets		-	166,581	166,581	-	-	-	-	166,581	166,581	-%	100%	0.0%
Quality		27,921	-	27,921	23,767	-	23,767	4,154	-	4,154	17.5%	-%	17.5%
Others		50,121	28,766	78,887	41,378	72,482	113,860	8,743	(43,716)	(34,973)	21.1%	(60.3)%	(30.7)%
Total	Ps.	1,136,448	1,566,428	2,702,876	987,981	1,379,299	2,367,280	148,467	187,129	335,596	15.0%	13.6%	14.2%

(1)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

BWM:

Administrative expenses increased 15.0%, or Ps.148,467, to Ps.1,136,448 for the year 2024 compared to Ps.987,981 for the year 2023, as a result of increased revenue, which resulted in: (i) an increase of 22.8% in wages paid to employees due to inflation, (ii) an increase of 123.0% in warehouse rent payments due to additional spaces as a result of an increase in inventory levels explained under Trend Information, (iii) an increase of 22.3% in impairment loss on trade account receivable due to additional cancellation of overdue customer portfolio with up to two unpaid orders, (iv) an increase of 7.0% in depreciation of fixed assets, and (v) an increase of 15.5% in fees compared to 2023 due to an increase in programs and others to incentive sales. As a percentage of net revenues, administrative expenses represented 19.0% and 17.3% for the 2024 and 2023 years, respectively.

JAFRA:

Administrative expenses increased 13.6%, or Ps.187,129, to Ps.1,566,428 for the year 2024 compared to Ps.1,379,299 for the year 2023, due to: (i) an increase of 16.5% in services fee payments, (ii) an increase of 8.5% in impairment loss on trade account receivable as a consequence of increase in net revenue, and (iii) impairment by Ps.166,581 of asset held for sale. As a percentage of net revenues, these expenses represented 19.3% and 18.9% for the years 2024 and 2023, respectively, due to operating leverage.

Selling Expenses

	December 31,		December 31,
	2024		2023	Var. $	Var.%
The Group’s selling expenses
BWM	Ps.	854,008	770,008	84,000	10.9%
JAFRA		3,143,909	2,690,359	453,550	16.9%
Total of selling expenses	Ps.	3,997,917	3,460,367	537,550	15.5%

The selling expenses major line items include:

	December 31, 2024				December 31, 2023			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Reward program	Ps.	186,519	949,184	1,135,703	144,374	908,037	1,052,411	42,145	41,147	83,292	29.2%	4.5%	7.9%
Sales commission		-	1,464,455	1,464,455	-	1,271,953	1,271,953	-	192,502	192,502	-%	15.1%	15.1%
Sales catalogue		273,817	148,896	422,713	282,245	117,258	399,503	-8,428	31,638	23,210	(3.0)%	27.0%	5.8%
Sales bonuses and wages		190,576	190,932	381,508	157,821	136,178	293,999	32,755	54,754	87,509	20.8%	40.2%	29.8%
Events and conventions		60,232	294,129	354,361	48,449	197,529	245,978	11,783	96,600	108,383	24.3%	48.9%	44.1%
Others		142,864	96,313	239,177	137,119	59,404	196,523	5,745	36,909	42,654	4.2%	62.1%	21.7%
Total	Ps.	854,008	3,143,909	3,997,917	770,008	2,690,359	3,460,367	84,000	453,550	537,550	10.9%	16.9%	15.5%

BWM:

Selling expenses increased 10.9%, or Ps.84,000, to Ps.854,008 for the year 2024 compared to Ps.770,008 for the year 2023, due to: (i) an increase of 29.2% in incentive programs and promotions, (ii) an increase of 20.8% in sales bonuses and wages to hire new staff to promote sales, and (iii) an increase in events and conventions expenses. These actions were implemented in order to promote growth in the associate and distributors base and therefore increase sales. BWM’s selling expenses were 14.3% of net revenue for the year 2024 compared to 13.4% of net revenue for the year 2023.

JAFRA:

Selling expenses increased 16.9%, or Ps.453,550, to Ps.3,143,909 for the year 2024 compared to Ps.2,690,359 for the year 2023, due to (i) an increase of 27% due to a 50.7% increase in catalog printing from 475 thousand to 716 thousand units, (ii) an increase of 40.2% in sales bonuses and wages to hire new staff to promote sales, (iii) an increase of 48.9% in events and conventions to incentivize our sales program, and (iv) an increase of 134.1% in packing materials in Jafra US, due to an increase in box consumption from 1.3 to 1.7 boxes per order, in addition to a higher consumption of bubble wrap from 1ft to 3ft per box to protect the product and reduce the orders returned. Similar to Betterware, Jafra implemented the previous actions in order to promote growth in the leaders and consultants base and therefore increase sales. Jafra’s selling expenses were 38.8% of the net revenue for the year 2024 compared to 36.9% for the year 2023.

Distribution Expenses

			Restated(1)
	December 31,		December 31,
	2024		2023	Var. $	Var.%
The Group’s distribution expenses
BWM	Ps.	273,254	219,339	53,915	24.6%
JAFRA		390,558	362,898	27,660	7.6%
Total of distribution expenses	Ps.	663,812	582,237	81,575	14.0%

(1)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

BWM:

Distribution expenses increased 24.6%, or Ps.53,915, to Ps.273,254 for the year 2024 compared to Ps.219,339 for the year 2023. This increase was a result of a 4.6% increase in revenue and an increase of 6.8% in prices of freight costs agreed with our carriers during 2024.

JAFRA:

Distribution expenses increased 7.6%, or Ps.27,660, to Ps.390,558 for the year 2024 compared to Ps.362,898 for the year 2023, as a result of an increase in net revenue of 11.3%.

Financing Income (Cost)

					Restated(1)
	December 31, 2024				December 31, 2023			Var. $			Var.%
Financing income (cost)	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Interest expense(2)	Ps	(605,617)	(34,088)	(639,705)	(794,231)	(33,581)	(827,812)	188,614	(507)	188,107	(23.7)%	1.5%	(22.7)%
Interest income		10,956	11,862	22,818	10,033	35,023	45,056	923	(23,161)	(22,238)	9.2%	-66.1%	(49.4)%
Unrealized gain (loss) in valuation of financial derivative instruments(3)		156,766	-	156,766	(32,591)	-	(32,591)	189,357	-	189,357	(581.0)%	-%	(581.0)%
Foreign exchange gain(4)		281,470	48,779	330,249	230,536	36,827	267,363	50,934	11,952	62,886	22.1%	32.5%	23.5%
Foreign exchange loss (4)		(322,262)	(53,292)	(375,554)	(340,645)	(33,565)	(374,210)	18,383	(19,727)	(1,344)	(5.4)%	58.8%	0.4%
Total	Ps	(478,687)	(26,739)	(505,426)	(926,898)	4,704	(922,194)	448,211	(31,443)	416,768	(48.4)%	(668.4)%	(45.2)%

(1)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

GROUP:

(2)	Interest expense decreased 22.7% or Ps.188,107 to Ps.639,705 in 2024 as compared to Ps.827,812 in 2023, mainly due to the repayment and cancellation of BWM’s Syndicated Credit line in July 2023, which represented 43.1% of the Group interest expense total in 2023 (See “—Liquidity and Capital Resources—Indebtedness”).

(3)	To reduce the risks related to fluctuations in the exchange rate of the US dollar, we use derivative financial instruments such as forward contracts to mitigate foreign currency exposure resulting from inventory purchases made in US dollars. As of December 31, 2024, Betterware had US$57,400 of forward contracts, with an average exchange rate of Ps.19.21 compared to US$97,260 of forward contracts as of December 31, 2023, with an average exchange rate of Ps.17.96. The difference between the average exchange rate of the forward contracts and the real average exchange rate of Ps.18.31 and Ps.17.74 in each year resulted in unrealized gain of Ps.156,766 in 2024 and unrealized loss of Ps.32,591 in 2023.

(4)	Our exposure to currency exchange rate fluctuations and how we mitigate this risk is described in the section entitled “Risk Factors—Risks Related to Mexico”. The realized loss in valuation of financial derivative instruments was Ps.159,952 as of December 31, 2023 and realized gain was Ps.49,041 as of December 31, 2024, as resulted in a foreign exchange due to the difference between the agreed exchange rate and exchange rate used to pay the forward contracts.

Income Tax Expense

					Restated(1)
	December 31, 2024				December 31, 2023			Var. $			Var.%
Income tax expense	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Current	Ps.	199,186	553,380	752,566	282,187	363,334	645,521	(83,001)	190,046	107,045	(29.4)%	52.3%	16.6%
Deferred		37,120	(320,426)	(283,306)	(141,425)	(124,073)	(265,498)	178,545	(196,353)	(17,808)	(126.2)%	158.3%	6.7%
Total	Ps.	236,306	232,954	469,260	140,762	239,261	380,023	95,544	(6,307)	89,237	67.9%	(2.6)%	23.5%

(1)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

BWM:

Income taxes increased 67.9% or Ps.95,544 to Ps.236,306 for the year 2024 compared to Ps.140,762 for the year 2023, due to in 2023, the interest expense had a limitation for deduction in the same year for Ps.336,622, resulting in a deferred income of Ps.100,987, which was applied in 2024.

JAFRA:

Income taxes decreased 2.6% or Ps.6,307 to Ps.232,954 for the year 2024 compared to Ps.239,261 for the year 2023, as a result of the deferred income tax due to the asset sale effect of Ps. 282 million which offset the increase in tax due to higher pre-tax profits of 52.3% in Jafra Mexico during the year 2024 as compared to the year 2023 (See “—Item 4 “D”—Property, Plant and Equipment”).

GROUP:

The Group’s effective income tax rate was 40% in 2024 and 27% in 2023. The difference is due principally to Jafra’s building and land disposals (See “—Item 4 “D”—Property, Plant and Equipment”).

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

We define “adjusted EBITDA” as same ratio but with certain adjustments. Adjusted EBITDA is differentiated by the elimination of non-concurrent transactions and events from earnings before interest, taxes, depreciation, and amortization.

EBITDA and Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	December 31, 2024				December 31, 2023			Var. $			Var.%
In thousands of Mexican pesos	BWM		JAFRA	GROUP	BWM	JAFRA Restated(2)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Net income for the year	Ps.	146,235	565,287	711,522	90,847	945,717	1,036,564	55,388	(380,430)	(325,042)	61.0%	(40.2)%	(31.4)%
Add: Total income taxes		236,306	232,954	469,260	140,762	239,261	380,023	95,544	(6,307)	89,237	67.9%	(2.6)%	23.5%
Add: Financing cost, net (1)		776,501	(271,075)	505,426	1,074,442	(152,248)	922,194	(297,941)	(118,827)	(416,768)	(27.7)%	78.0%	(45.2)%
Add: Depreciation and amortization		137,496	254,690	392,186	128,450	253,669	382,119	9,046	1,021	10,067	7.0%	0.4%	2.6%
EBITDA	Ps.	1,296,538	781,856	2,078,394	1,434,501	1,286,399	2,720,900	(137,963)	(504,543)	(642,506)	(9.6)%	(39.2)%	(23.6)%
Add: Other expenses - Sale of fixed assets		-	529,722	529,722	-	-	-	-	529,722	529,722	-%	100%	100%
Add: Impairment fixed assets		-	166,581	166,581	-	-	-	-	166,581	166,581	-%	100%	100%
Adjusted EBITDA	Ps.	1,296,538	1,478,159	2,774,697	1,434,501	1,286,399	2,720,900	(137,963)	191,760	53,797	(9.6)%	14.9%	2.0%

(1)	The amount of financing cost net is presented before elimination of interest expense between BWM and JAFRA of Ps.297,814 in 2024 and Ps.147,550 in 2023 (See —Note 27 “Segment Information” to the Audited Consolidated Financial Statements).

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

 BWM:

For the year 2024, EBITDA decreased 9.6% or Ps.137,963, to Ps.1,296,538 compared to Ps.1,434,501 in 2023, due to a temporary increase in corporate and logistics expenses related to the additional inventory during the second half of 2024. During 2024 we experienced an increase in our international expansion operations by Ps.101,000.

JAFRA:

For the year 2024, Adjusted EBITDA increased 14.9% or Ps.191,760, to Ps.1,478,159 compared to Ps.1,286,399 in 2023. Growth was driven by an expansion in gross margin resulting from higher volume, productivity improvements in manufacturing, lower raw material costs, and a more favorable product mix.

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

Cost of Sales

	Restated(2)		Restated(2)
	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s cost of sales
BWM	Ps.	2,443,229	2,576,179	(132,950)	(5.2)%
JAFRA(1)		1,817,613	1,407,392	410,221	29.1%
Total cost of sales	Ps.	4,260,842	3,983,571	277,271	7.0%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

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

JAFRA:

Cost of sales increased 29.1%, or Ps.410,221, to Ps.1,817,613 for the year 2023 compared to Ps.1,407,392 for the year 2022, as a result of increased revenue of 41.0%. JAFRA historically has had higher gross margins, because of manufacturing most of its products within Mexico and not having to bear international freight costs as does BWM. Gross profit increased 45.5%, or Ps.1,708,473 to Ps.5,465,286 for the year 2023 compared to Ps.3,756,813 for the year 2022.As a percentage of net revenue, cost of sales decreased 2.3% to 25.0% for the year 2023 compared to 27.3% for the year 2022, due to (i) reduced costs achieved through supplier negotiations, (ii) a favorable exchange rate, (iii) a favorable variation in production volume and mix.

Administrative Expenses

	Restated(2)		Restated(2)
	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s administrative expenses
BWM	Ps.	987,981	1,098,426	(110,445)	(10.1)%
JAFRA(1)		1,379,299	1,099,904	279,395	25.4%
Total administrative expenses	Ps.	2,367,280	2,198,330	168,950	7.7%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

Administrative expenses by department are as follows:

	Restated(2)				Restated(2)
	December 31, 2023				December 31, 2022			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Operations	Ps.	549,070	631,881	1,180,951	641,575	417,668	1,059,243	(92,505)	214,213	121,708	(14.4)%	51.3%	11.5%
Depreciation		128,450	223,427	351,877	109,055	148,083	257,138	19,395	75,344	94,739	17.8%	50.9%	36.8%
IT		82,853	193,733	276,586	107,304	172,392	279,696	(24,451)	21,341	(3,110)	(22.8)%	12.4%	(1.1)%
Finance		115,906	146,669	262,575	128,832	148,450	277,282	(12,926)	(1,781)	(14,707)	(10.0)%	(1.2)%	(5.3)%
Marketing		46,557	111,107	157,664	44,562	146,516	191,078	1,995	(35,409)	(33,414)	4.5%	(24.2)%	(17.5)%
Quality		23,767	-	23,767	27,845	-	27,845	(4,078)	-	(4,078)	(14.6)%	-%	(14.6)%
Others		41,378	72,482	113,860	39,253	66,795	106,048	2,125	5,687	7,812	5.4%	8.5%	7.4%
Total	Ps.	987,981	1,379,299	2,367,280	1,098,426	1,099,904	2,198,330	(110,445)	279,395	168,950	(10.1)%	25.4%	7.7%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

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

JAFRA:

Administrative expenses increased 25.4%, or Ps.279,395, to Ps.1,379,299 for the year 2023 compared to Ps.1,099,904 for the year 2022, primarily due to consolidation of a full year of administrative expenses from JAFRA in 2023 compared to only nine months of net revenue in 2022 and to increases in wages paid to employees, services fee payments, depreciation of fixed assets including machinery, leases of vehicles, warehouses and buildings, all of which supported operation growth. As a percentage of net revenues, these expenses represented 18.9% and 21.3% for the years 2023 and 2022, respectively, due to operating leverage.

Selling Expenses

	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s selling expenses
BWM	Ps.	770,008	1,021,281	(251,273)	(24.6)%
JAFRA(1)		2,690,359	1,786,749	903,610	50.6%
Total of selling expenses	Ps.	3,460,367	2,808,030	652,337	23.2%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

The selling expenses major line items include:

	December 31, 2023				December 31, 2022			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Reward program	Ps.	144,374	908,037	1,052,411	364,945	525,818	890,763	(220,571)	382,219	161,648	(60.4)%	72.7%	18.1%
Sales commission		-	1,271,953	1,271,953	-	853,198	853,198	-	418,755	418,755	-%	49.1%	49.1%
Sales catalogue		282,245	117,258	399,503	345,265	100,488	445,753	(63,020)	16,770	(46,250)	(18.3)%	16.7%	(10.4)%
Sales bonuses and wages		157,821	136,178	293,999	117,235	108,941	226,176	40,586	27,237	67,823	34.6%	25.0%	30.0%
Events and conventions		48,449	197,529	245,978	34,966	38,477	73,443	13,483	159,052	172,535	38.6%	413.4%	234.9%
Others		137,119	59,404	196,523	158,870	159,827	318,697	(21,751)	(100,423)	(122,174)	(13.7)%	(62.8)%	(38.3)%
Total	Ps.	770,008	2,690,359	3,460,367	1,021,281	1,786,749	2,808,030	(251,273)	903,610	652,337	(24.6)%	50.6%	23.2%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

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

Distribution Expenses

	Restated(2)		Restated(2)
	December 31,		December 31,
	2023		2022	Var. $	Var.%
The Group’s distribution expenses
BWM	Ps.	219,339	218,084	1,255	0.6%
JAFRA(1)		362,898	249,266	113,632	45.6%
Total of distribution expenses	Ps.	582,237	467,350	114,887	24.6%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

BWM:

Distribution expenses increased 0.6%, or Ps.1,255, to Ps.219,339 for the year 2023 compared to Ps.218,084 for the year 2022. During 2023, BWM maintained an efficient management of distribution expenses.

JAFRA:

Distribution expenses increased 45.6%, or Ps.113,632, to Ps.362,898 for the year 2023 compared to Ps.249,266 for the year 2022, as a result of the increase in net revenue by 41.0% and consolidation of a full year of distribution expenses from JAFRA in 2023 compared to only nine months of net revenue in 2022.

Financing Income (Cost)

	Restated(2)
	December 31, 2023				December 31, 2022			Var. $			Var.%
Financing income (cost)	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Interest expense (3)	Ps	(794,231)	(33,581)	(827,812)	(532,282)	(11,039)	(543,321)	(261,949)	(22,542)	(284,491)	49.2%	204.2%	52.4%
Interest income		10,033	35,023	45,056	10,607	18,082	28,689	(574)	16,941	16,367	(5.4)%	93.7%	57.0%
Unrealized loss in valuation of financial derivative instruments(4)		(32,591)	-	(32,591)	(43,522)	-	(43,522)	10,931	-	10,931	(25.1)%	-%	(25.1)%
Foreign exchange gain (5)		230,536	36,827	267,363	233,903	20,295	254,198	(3,367)	16,532	13,165	(1.4)%	81.5%	5.2%
Foreign exchange loss (5)		(340,645)	(33,565)	(374,210)	(315,115)	(22,451)	(337,566)	(25,530)	(11,114)	(36,644)	8.1%	49.5%	10.9%
Total	Ps	(926,898)	4,704	(922,194)	(646,409)	4,887	(641,522)	(280,489)	(183)	(280,672)	43.4%	(3.7)%	43.8%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

GROUP:

(3)	Interest expense increased 52.4% or Ps.284,491 to Ps.827,812 in 2023 as compared to Ps.543,321 in 2022, mainly due to interest payments on loans obtained to fund the JAFRA Acquisition as of March 31, 2022 (and interest payments associated with our bonds issuance in Mexico in 2023, which increased compared to 2022 due to: (i) cancellation of issuance cost of Syndicated Credit for Ps.50,447, and (ii) increase in the annual average variable rates (TIIE 28 days) of 11.40% in 2023 compared to the 7.91% in 2022, related to interest on our credit lines. (See “—Liquidity and Capital Resources—Indebtedness”).

(4)	To reduce the risks related to fluctuations in the exchange rate of the US dollar, we use derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from inventory purchases made in US dollars. As of December 31, 2023, Betterware had US$97.3 million of forwards contracts, with an average exchange rate of Ps.17.96 compared to US$41.8 million of forwards contracts as of December 31, 2022, with an average exchange rate of Ps.20.31. The difference between the average exchange rate of the forward contracts and the real average exchange rate of Ps.17.74 and Ps.20.12 in each year resulted in the losses in 2023 and 2022.

(5)	Our exposure to currency exchange rate fluctuations and how we mitigate this risk is described in the sections entitled “Risk Factors—Risks Related to Mexico” and “Currency Exchange Rate Fluctuations.” The unrealized loss in valuation of financial derivative instruments as of December 31, 2022 resulted in a foreign exchange loss due to the difference between the agreed exchange rate and exchange rate used to pay the forwards during 2023.

Income Tax Expense

	Restated(2)
Income tax	December 31, 2023				December 31, 2022			Var. $			Var.%
expense	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Current	Ps.	282,187	363,334	645,521	350,320	183,202	533,522	(68,133)	180,132	111,999	(19.4)%	98.3%	21.0%
Deferred		(141,425)	(124,073)	(265,498)	16,846	(33,448)	(16,602)	(158,271)	(90,625)	(248,896)	(939.5)%	270.9%	1,499.2%
Total	Ps.	140,762	239,261	380,023	367,166	149,754	516,920	(226,404)	89,507	(136,897)	(61.7)%	59.8%	(26.5)%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

BWM:

Income taxes decreased 61.7% or Ps.226,404 to Ps.140,762 for the year 2023 compared to Ps.367,166 for the year 2022, due to higher pre-tax profits paid during the year 2022 as compared to the year 2023, where BWM’s net revenue decreased by 9.7% and interest expense increased by 49.2%.

JAFRA:

Income taxes increased 59.8% or Ps.89,507 to Ps.239,261 for the year 2023 compared to Ps.149,754 for the year 2022, because of the increase in net revenue of 41.0% and consolidation of JAFRA for a full year in 2023 compared to only nine months in 2022.

GROUP:

The effective income tax rate was 27% in 2023 and 37% in 2022, the difference is derived principally from a decrease in certain non-deductible expenses of JAFRA and lower inflation effects in 2023.

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

EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	Restated(2)
In thousands of Mexican	December 31, 2023				December 31, 2022			Var. $			Var.%
pesos	BWM		JAFRA	GROUP	BWM	JAFRA(1)	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Net income for the year	Ps.	90,847	945,717	1,036,564	376,902	493,062	869,964	(286,055)	452,655	166,600	(75.9)%	91.8%	19.2%
Add: Total income taxes		140,762	239,261	380,023	367,166	149,754	516,920	(226,404)	89,507	(136,897)	(61.7)%	59.8%	(26.5)%
Add: Financing cost, net (3)		1,074,442	(152,248)	922,194	661,104	(19,582)	641,522	413,338	(132,666)	280,672	62.5%	677.5%	43.8%
Add: Depreciation and amortization		128,450	253,669	382,119	109,055	178,647	287,702	19,395	75,022	94,417	17.8%	42.0%	32.8%
EBITDA	Ps.	1,434,501	1,286,399	2,720,900	1,514,227	801,881	2,316,108	(79,726)	484,518	404,792	(5.3)%	60.4%	17.5%

(1)	The period ended December 31, 2022, covers the period from April 7 to December 31 in the case of JAFRA.

(2)	Details of the restatement are shown at the beginning of this Item 5 (See also Note 2b “Material accounting polices” in the Audited Consolidated Financial Statements).

(3)	The amount of financing cost net is presented before elimination of interest expense between BWM and JAFRA of Ps.147,550 in 2023 and Ps.14,695 in 2022 (See —Note 27 “Segment Information” to the Audited Consolidated Financial Statements).

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

In order to maintain sufficient liquidity, we strive to maintain an average cash and cash equivalent monthly balance of approximately Ps.200,000. As of December 31, 2024, 2023 and 2022 our cash and cash equivalents were Ps.296,558, Ps.549,730, and Ps.815,644 respectively. During 2023 and 2022 the cash balance was higher than our minimum expected cash balance, however, during 2024 management decided to use cash available in order to pay debt.

One of our management’s objectives is to prepay long-term debt in order to achieve a leverage index lower than 2x. We currently finance our long-term debt with sources of cash flow generated mainly by JAFRA.

During 2024, BWM imported approximately 93% of its products. Such imports are paid in dollars. To reduce the risk related to fluctuations in exchange rates, BWM uses derivative financial instruments as “forwards” to moderate the exchange risks resulting from future inventory and purchases in dollars. The hedging forward contracts cover 100% of the product needs until June 2025.

JAFRA has been a highly accretive acquisition for the Company. Prior to the acquisition, Jafra Mexico faced a declining trend in net revenue, which we successfully reversed to secure double-digit growth in 2024. Similarly, EBITDA and EBITDA margin have followed this positive trend. JAFRA has provided us with an attractive portfolio of products that diversify our product offering, with unique brands in different market segments in Mexico and the United States, allowing us to ramp up our international operations in the United States.

Cash Flow

Year Ended December 31, 2024, Compared with Year Ended December 31, 2023

Cash Flows from Operating Activities

Cash flows provided by operating activities decreased 24.3%, or Ps.575,572, to Ps.1,791,207 for the year ended December 31, 2024, compared to Ps.2,366,779 for the year ended December 31, 2023, mainly due to: (i) a net income lower by Ps.325,042 due to properties sale loss (See “—Item 4 “D”—Property, Plant and Equipment”), (ii) a higher income tax paid by Ps.344,306 due to higher tax rate in 2024, (iii) Ps.189,357 of unrealized gain due to agreed exchange rate and exchange rate used to pay the forwards, and (iv) an increase in our Group’s working capital investment (net of accounts receivable, inventory and suppliers) by Ps.168,509 in 2024 compared to 2023. Historically, the Group did not invest in working capital because it is financed by the days payable to suppliers (sales are higher, cash collection from sales is faster than payments made to suppliers). Our inventory turnover increased from 178(1) days for the year ended December 31, 2023, to 183 days for the year ended December 31, 2024, our days of payables increased from 135(1) for the year ended December 31, 2023, to 159 for the year ended December 31, 2024, and our days of receivables were maintained at 29 days for the years ended December 31, 2023 and 2024.

(1)	The turnover ratios of inventory and accounts payable for 2023 were modified due to a restatement in 2023, which is described at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

Cash Flows from Investing Activities

Cash flows generated from (used in) investing activities increased 108.4.%, or Ps.70,785, to cash generated from investing activities of Ps.5,457 for the year ended December 31, 2024 compared to cash used in investing activities of Ps.(65,328) for year ended December 31, 2023 mainly due to the cash received of Ps.156,500 from Jafra’s properties sale in 2024 (See “—Item 4 “D”—Property, Plant and Equipment”), offset by cash flows used in investing activities including an investment in technological platform and equipment, and property.

Cash Flows from Financing Activities

Cash flows used in financing activities increased by 20.2%, or Ps.517,529 to Ps.(2,049,836) for the year 2024 compared to Ps.(2,567,365) for the year 2023. During 2024, we received proceeds of Ps.3,027,100 under our short-term financing agreements as follows: (i) Ps.1,304,100 from HSBC, and (ii) Ps.1,723,000 from BBVA. As of December 31, 2024, we repaid an aggregate amount of Ps.3,127,100 under these short-term financing agreements as follows: (i) 1,224,100 to HSBC, and (ii) Ps.1,903,000 to BBVA. Additionally, we repaid an aggregate amount of Ps.192,500 under our long-term financing agreements, as follows: (i) Ps.145,000 to BBVA, and (ii) Ps.47,500 to HSBC. For the years ended December 31, 2024, and 2023, we paid dividends in the amount of Ps.998,054 and Ps.648,735, respectively. For the year ended December 31, 2024, we paid interest of Ps.603,921, or 7.4% less compared to Ps.652,313 paid for the year ended December 31, 2023, mainly since BWM did not pay interest in 2024 on its Syndicated Credit line because the line was repaid and cancelled in July 2023, which represented 43.1% of Group’s total interest expense in 2023; (See “—Liquidity and Capital Resources—Indebtedness”).

Year Ended December 31, 2023, Compared with Year Ended December 31, 2022

Cash Flows from Operating Activities

Cash flows provided by operating activities increased 67.9%, or Ps.957,077, to Ps.2,366,779 for the year ended December 31, 2023, compared to Ps.1,409,702 for the year ended December 31, 2022, mainly due to a decrease in our Group’s working capital investment (net of accounts receivable, inventory and suppliers) by Ps.408,993 in 2023 compared to 2022. Historically, the Group did not invest in working capital because it is financed by the days payable to suppliers (sales are higher, cash collection from sales is faster than payments made to suppliers). Our inventory turnover increased from 156(1) days for the year ended December 31, 2022, to 178(1) days for the year ended December 31, 2023, our days of payables decreased from 154(1) for the year ended December 31, 2022, to 135(1) for the year ended December 31, 2023, and our days of receivables increased from 27 days for the year ended December 31, 2022, to 29 days for the year ended December 31, 2023.

(1)	The turnover ratios of inventory and accounts payable for 2023 and 2022 were modified due to a restatement in 2023, which is described at the beginning of this Item 5 (See also Note 2b “Material accounting policies” in the Audited Consolidated Financial Statements).

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

Indebtedness

Long term debt- Credit Line with HSBC

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

As of December 31, 2024, the amount paid to the principal of this credit line amounts to Ps.47,500.

As of December 31, 2024, the current portion of this long-term simple line amounted to Ps.190,000.

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

Long term debt- Credit Line with BBVA

On July 5, 2023, Betterware entered into a credit agreement with BBVA, up to Ps.1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin. Such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days. In addition, in case of a default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.

On July 10, 2023, Betterware used the Ps.1,500,000 of the credit line with BBVA to pay the syndicated credit line.

As of December 31, 2024, the amount paid to the principal of this credit line amounts to Ps. 145,000.

As of December 31, 2024, the current portion of this long-term simple line amounted to Ps.200,000.

Long term debt- Syndicated Credit Line

On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel, and Scotiabank, as syndicated lenders, for a credit line of up to Ps.4,498,695. The funds under the credit line were entirely allocated to the JAFRA Acquisition in Mexico and the United States. The credit line had a maturity of 5 years from the date of signing the contract in March 2022, which paid monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. The first 24 months the credit line had no principal payments, and from month 25 principal payments began in an increasing manner, with a global payment of 30% in month 60. JAFRA subsidiaries were jointly responsible for this credit.

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

The Management considered the transaction as an extinguishment of the original debt (Syndicated Loan) and a new debt was recognized for the long-term simple credit lines with BBVA and HSBC, mainly due to substantial differences in financial obligations. As a result of the extinguishment of the debt from July to December 2023, the Company cancelled in profit or loss the outstanding remainder of the initial issuance costs for the original debt (syndicated credit), which amounted to Ps.50,447. There was no amount outstanding as of December 31, 2024.

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

Banamex- Unsecured current credit line

Betterware has an unsecured credit line with Banamex since July 2016, for up to Ps.900,000, at a rate based on the 28-days TIIE plus 110 basis points. As of December 31, 2021, the interest rate was 28-days TIIE plus 285 basis points. During the years 2023 and 2022, Betterware used Ps.700,000 and Ps.250,000, respectively. and as of December 31, 2023, and 2022 has been reimbursed to Ps.900,000 and Ps.50,000, respectively. During 2024, BWM did not receive cash from this credit line.

As of December 31, 2022, the balance of this short-term line closed at Ps.200,000. As of December 31, 2024 and 2023, the credit line was fully paid.

HSBC- Current credit line

On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps.50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to Ps.150,000. On June 17, 2022, the fourth modifying agreement was signed, which increased the available funds to Ps.300,000; and it bears interest at the TIIE rate plus 100 basis points. During the years 2024, 2023 and 2022, Betterware received several deposits of this revolving line which together amounted to Ps. 1,120,000, Ps.300,000 and Ps.620,000, respectively, which, as of December 31, 2024, 2023 and 2022, had been paid.

As of December 31, 2024, the balance of this short-term line closed at Ps.80,000.

BBVA- Current credit line

On April 5, 2022, the Group entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps.800,000. The line of credit bearing interest at the 28-day TIIE rate plus 100 basis points, payable monthly, with a term of 36 months from the date of signing the original contract. During the years 2024, 2023 and 2022, Betterware received several deposits of this revolving line which together amounted to Ps.1,723,000, Ps.1,855,020 and Ps.450,010, respectively, which, as of December 31, 2024, 2023, and 2022, were paid Ps. 1,903,000, Ps.1,555,020 and Ps.450,010, respectively.

As of December 31, 2024 and 2023, the balance of this short-term line closed at Ps.120,000 and Ps.300,000, respectively.

Santander-Current credit line

On May 30, 2022, Betterware entered into a current account credit agreement with Santander México, S.A., for an amount of Ps.200,000. BLSM is jointly and severally liable for this credit. The maturity date of this line of credit is May 31, 2024, and accrues interest at the TIIE rate plus 190 basis points. During fiscal year 2023, Betterware has used Ps.380,000 under such revolving credit line and which has been reimbursed to Santander. During 2024 and 2022, BWM did not receive cash from this credit line.

On July 10, 2023, Betterware used the Ps.1,500,000 of the credit line with BBVA to pay the syndicated credit line.

As of December 31, 2024, the amount paid to the principal of this credit line amounts to Ps.145,000.

HSBC Revolving Credit

On May 3, 2024, Jafra entered into a current account credit agreement with HSBC México, S.A., Institucion de Banca Multiple, for an amount of Ps.70,000. The term of the agreement is 24 (twenty-four) months from the date of execution of the agreement and accrues interest at the 28-day TIIE reference base rate plus a margin applicable to the reference rate. During 2024 Jafra has used of the revolving line Ps.184,000, and at the end of 2024 were paid in full.

Our debt instruments contain the following financial ratios and covenants.

The long-term and current debt of the credit line with HSBC and the current account credit line with Banamex contains the following financial obligations:

a)	A leverage ratio less than or equal to 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

The long-term debt of the credit line with BBVA contains the following financial obligations:

a)	A leverage ratio equal to or less than 3.50 to 1.0.

b)	A debt service coverage ratio greater than or equal to 1.25 to 1.0.

The long-term debt of the syndicated credit line contained the following financial obligations:

a)	A leverage ratio equal to or less than 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

c)	A minimum stockholders’ equity equivalent to 90% of stockholders’ equity at the close of the last immediately preceding fiscal year.

The short and long-term debt of credit lines with banks contain the following covenants, among others:

a)	Provide the quarterly financial statements 20 days after the end of each quarter (1st to 3rd) and 40 days after the end of the 4th quarter and provide the audited consolidated financial statements 120 days after at the end of the fiscal year.

b)	Compliance with fiscal, social security and environmental laws and contractual obligations, among others; and payments of any taxes or related expenses.

c)	Maintain current payments of insurance policies.

d)	No mergers, splits or liens without the consent of the agent.

The long-term debt of the bond issue has the following financial obligations:

a)	Pay interest on bonds monthly or semi-annually, as applicable to each issue (bond), and using the rate stipulated in the Title.

b)	Use the funds from the placement of the Stock Certificates for the permitted purposes.

c)	Compliance with the general provisions applicable to securities issuers and other participants; among them, the delivery of quarterly financial information and an annual report to the Banking Commission (CNBV, for its acronym in Spanish) and BMV.

d)	Compliance with the general provisions applicable to entities and issuers supervised by the CNBV that hire external audit services.

The Group was in compliance with all financial obligations as of December 31, 2024, 2023 and 2022 and at the end of each reported quarter, with the exception of subsection “c” of the syndicated loan’s financial obligations during 2022; however, we obtained a waiver from the agent bank before December 31, 2022; therefore, there were no implications for the classification of the syndicated debt. The Management determined that there is no uncertainty regarding compliance with covenants in the next 12 months.

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

Supply Chain Disruptions

During 2024, in the months of March and April, we experienced a logistical disruption that caused an increase of up to 300% in international freight costs from March to July, as well as delays in arrivals. To reduce the impact, containment measures were implemented, such as advancing delivery dates and increasing minimum inventory levels to reduce the risk of shortages in the first half of 2024.

New Tariffs to imports worldwide

The United States government and the Trump administration have imposed, and may impose, tariffs on imports from Canada, Mexico, and China, as well as other countries. On April 4, 2025, the United States government announced a new global reciprocal tariff and tariff program, which establishes a minimum tariff of 10% on all goods imported into the United States. These tariffs are set by country and range from 10% for products imported from certain countries to 50% (with the potential to escalate to 145%) for products from China, with certain tariff exceptions currently applied to countries such as Mexico and Canada. As of the date of this annual report, a 90-day tariff pause has been announced, which would be reduced to 10% for all trading partners except China. However, uncertainty remains regarding the timing and potential implementation of the tariffs on Mexico. The potential impact on the Company’s results and financial condition resulting from the imposition of these tariffs cannot be determined with certainty. The Company’s management continues to monitor the impacts of the tariffs on its operations.

Our primary strategy to counteract the effects of new import tariffs, mainly in our home organization segment, is to develop products with national suppliers as a potential containment measure. However, we are also working to implement additional strategies.

Other than as discussed above and disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information in this annual report to be not necessarily indicative of our future results of operations or financial condition.

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

Name	Age	Position Held
Luis German Campos Orozco	72	Chairman of the Board
Andres Campos Chevallier	42	Group Chief Executive Officer and Board Member
Santiago Campos Chevallier	33	Managing Director of BWM and Board Member
Rodrigo Muñoz Gomez	52	Corporate Chief Financial Officer
Mauricio Alvarez Morphy	55	Corporate Chief Information Officer
Leonardo de Jesus Ayala Latapí	53	Corporate Chief Business Intelligence Officer
José Carlos Gómez Rosales	65	Corporate Chief Operation and Logistics
Pilar Sanchez Valdovinos	49	Managing Director of JAFRA Mexico
Travis Miller	40	Managing Director of Betterware US
Ana Cecilia Augusto	55	Managing Director of Betterware Andean Region
Jose de Jesus Valdez Simancas	72	Independent Board Member
Dr. Martín M. Werner Wainfeld	61	Independent Board Member
Federico Clariond Domene	50	Independent Board Member
Salvador Alva Gomez	70	Independent Board Member
Silvia Lucia Davila Kreimerman	54	Independent Board Member
Diego Gaxiola Cuevas	53	Independent Board Member
Olga Margarita Botero Pelaez	61	Independent Board Member
Reynaldo Vizcarra Mendez	58	Secretary

Background of Our Officers and Directors

The Group’s board of directors is composed of the following members and a non-member Secretary:

●	Luis Campos has been in the direct-to-consumer business for more than 30 years. He has been chairman of BeFra Group since he bought Betterware de México in 2001. Prior to BeFra, Mr. Campos served as Chairman of Tupperware Americas (1994 – 1999), Chairman of Sara Lee — House of Fuller Mexico (1991 – 1993), and Chairman of Hasbro Mexico (1984 – 1990). Mr. Luis Campos is an active member of the “Consejo Nacional de Comunicación”, an active member of the “Consejo Consultivo” or Regional Board of Citibanamex and Reginal Board of BBVA in Mexico, and he was an active member of the Direct Selling Association, The Latin America Regional Managers’ Club, The Conference Board, and a board member of the Economic Development Commission of Mid Florida, Casa Alianza-Covenant House, The Metro Orlando International Affairs Commission, SunTrust Bank and Casa de Mexico de la Florida Central, Inc. Mr. Campos was selected to serve on BeFra’s board of directors due to his extensive experience in consumer product companies, especially in the direct sales, as well as his relevant top-level experience in American public multinational companies. Luis Campos is the father of Andres and Santiago Campos.

●	Andres Campos assumed and has been CEO of BeFra Group since January 4, 2024, which includes the Betterware and Jafra brands, both in Mexico and abroad, reporting directly to Luis Campos, Chairman of the Board. Prior to becoming CEO, within the Company, Andres Campos served as CEO of Betterware México (2018 – 2024), Commercial Director (2014 – 2018) and Strategy and New Businesses Director (2012 – 2014). Prior to Betterware, Mr. Campos worked in Banamex Corporate Banking area (2012 – 2014) and in KPMG as an Auditor (2004 – 2005). Andres holds a bachelor’s degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Cornell University. During his twelve years in BeFra, Andres has been a key contributor to the company’s different stages of outstanding growth, where his leadership strength and strategic vision added to the company´s overall success. Andres Campos is son of Luis Campos and brother of Santiago Campos.

●	Santiago Campos assumed and has served as Managing Director of Betterware Mexico since January 4, 2024, reporting directly to Andres Campos. Prior to becoming Managing Director, Santiago Campos served as Director of Innovation and Communication at Betterware (2018-2024). Before assuming the CMO role in 2019, he worked rotational periods with the Sales team, and lived in China for 6 months working with our Quality team. Prior to joining Betterware, he served as Commercial Director at a local Real Estate Development company. Santiago holds a bachelor’s degree in public accounting and finance from Instituto Tecnológico y de Estudios Superiores de Monterrey, LEAD Professional Degree from Stanford University and Design Thinking Certificate from Kellog Executive Education. Santiago was selected to serve on BeFra’s board of directors due to his instinct in product innovation and household needs in the Company’s market target group. Santiago Campos is son of Luis Campos and brother of Andres Campos.

●	Rodrigo Muñoz: Mr. Muñoz joins BeFra Group from Grupo Devlyn, the leading eyewear retailer in Mexico, where he has served as CFO for the past 4 years. He served as Regional CFO (Mexico) and FP&A Director of Alsea (BMW: ALSEA), a leading Quick Service Restaurant (QSR), coffee shop, and Casual Dining Restaurant operator in Latin America and Europe. He has also held CFO positions for “Grupo Diniz, Creel, García-Cuellar, Aiza & Enriquez” and various subsidiaries in Grupo Televisa. Mr. Muñoz received an MBA in Finance from IPADE Business School and a B.A. in Finance from Universidad Tecnológica de México, both in Mexico City.

●	Mauricio Alvarez joined to BeFra Group as CIO in August 2020 responsible for information technology spanning applications, data, cybersecurity and infrastructure, all a vital part of nearly every aspect of our customer and service experience. Mauricio joined BeFra from multinational customer experience companies including Atento where he was Chief Information Officer for the US, Mexico, and Central America. Before Atento, Mauricio co-founded Flip Technologies, a SaaS provider for nonprofit organizations and held various IT & Innovation leadership roles of increasing responsibility at The Coca-Cola Company globally. Mauricio holds a bachelor’s degree in computer systems from the Universidad Iberoamericana in Mexico City.

●	Leonardo Ayala has worked for eleven years developing business analysis capabilities for BeFra Group. Previously he held positions in Business Analysis and Commercial Strategy for telecommunications companies such as Telefónica Movistar (2007-2012) and in the financial sector (Grupo Profuturo 1996-2006). Leonardo holds a B.A. in Business Administration from Universidad Nacional Autonoma de México (UNAM).

●	José Carlos Gómez has established himself as a strategic and decisive global leader, with 33 years of experience in multinational consumer products and cosmetics. Within Jafra he has focused on elevating the Company’s brand and value, as well as improving the customer experience through the people-first approach. He maintains a leadership style that allows him to share different perspectives and bring diversity to drive change and operational excellence in the business. He graduated as a Food Engineer and has a Master’s in Finance from the Universidad de las Americas, Puebla. He also has a Diploma in Supply Chain Innovation from Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), coursed programs in Leadership Development, Human Resources Management, Marketing, and Management Practices in different institutions such as Harvard Business School, Polytechnic University of Valencia, Spain and AOA Intercultural Nantes France.

●	Pilar Sanchez joined Jafra Mexico with extensive experience in leading consumer goods organizations, driving categories growth, building brands value, launching breakthrough innovation, and developing high-performance teams. In her previous experience she served as Chief Marketing Officer of Mondelez Mexico, and before that, she held various local, regional, and global positions of increasing responsibility at PepsiCo for 17 years, serving in broad functional roles such as marketing, innovation, strategy, and R&D. Pilar has immersed herself into the business since joining the company in July, 2023, and has been appointed as the Managing Director of Jafra Mexico, effective January 1, 2024.

●	Travis Miller is a seasoned executive with a track record of driving growth, optimizing operations, and leading high-performing teams across international markets. He has led strategic initiatives that generated over Ps.170 million in annual revenue, expanded market presence in the U.S., Canada, Mexico, EMEA, Australia, and New Zealand, and revitalized underperforming markets with triple-digit growth.Fluent in Spanish and skilled in market expansion, Travis excels at empowering teams, streamlining operations, and driving sustainable success. He holds an MBA from Westminster University and a Bachelor’s degree in Business Administration from Utah Valley University. In his previous experience he served as General Manager of Young Living Essential Oils during 6 years and was Regional President in Amarre Global during 2 years.Travis has recently become the Managing Director of Betterware U.S., leading the brand’s expansion into the United States and driving growth in the world’s largest consumer market.

●	Ana Cecilia Augusto is an executive with extensive experience in business unit management, development of growth strategies and brand management in multinational companies. Her career spans the cosmetic, personal care, fashion and accessories and mass consumption sectors in Latin America. At the transnational Belcorp she assumed strategic positions as Executive Brand Director and Executive Director of eCRM. As a business consultant she worked on strategic projects with the multinationals AJE and Aruma of the Lindley group. Currently, she serves as Managing Director of Betterware Andean Region at Betterware, being in charge of introducing the brand in South America in 2025.

●	Jose de Jesus Valdez. Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

●	Dr. Martín M. Werner, who has served as DD3’s Chief Executive Officer and Chairman of the Board since inception, is a founding partner of DD3 Capital. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. Dr. Werner continues to serve as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), which is one of Mexico’s largest private concessionaires and operates more than 760 kilometers of toll roads and is owned by Goldman Sachs Infrastructure Partners. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s Public debt after the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion; he is also member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States; the Board of Directors of Grupo Aeroportuario Centro Norte, one of Mexico’s largest airport operators; and he is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor’s degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.

●	Federico Clariond has served as CEO of Valores Aldabra, a single-family office with investments in financial services, aluminum, packaging and consumer goods companies, since 2011, and as CEO of Buro Inmobiliario Nacional, a Real Estate investment vehicle with holdings in the hospitality, industrial, office, and commercial spaces throughout Mexico, since 2015. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies ranging from the financial services, aluminum, packaging and consumer goods industries. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on BeFra’s board of directors due to his vast business experience in Mexico’s private investment matters.

●	Salvador Alva is a consultant, entrepreneur and member of various boards and civil associations. He was President of the Instituto Tecnologico y de Estudios Superiores de Monterrey from 2011 to 2020, President of PepsiCo Latin America from 1983 to 2008 and Vice President of Marketing and Planning of Cerveceria Moctezuma from 1972 to 1982. Mr. Alva holds a Barchelor´s degree in Chemical Engineering from UNAM and an MBA from Universidad de las Americas.

●	Silvia Davila is a proven leader with over 30 years of experience working with leading consumer companies in various roles and possesses deep knowledge of the Latin American market. Silvia Davila currently serves as President of Danone LATAM. She has vast experience in financial and digital transformation achieving sustained business growth. Her leadership style is based on empowerment and team development, consistently building high-performing teams to simplify operations, adding value through processes, and promoting ideas that generate sustained growth. She is determined, committed and passionate, and always a strategic leader who develops people. Silvia joined Danone in 2017 as Regional President LATAM for dairy products, and since 2020, she is a member of the Global Executive Committee and responsible for the operation in Mexico and for all categories in LATAM. Prior to Danone, she worked in Mars (2004-2017), Procter & Gamble (1992-2003) and McDonald´s Mexico (1989-1992). Silvia holds a Bachelor´s degree in Marketing from UNITEC, where she graduated with honors, a Master´s degree in Business Economics form ITESM and post-graduate studies from Harvard, IMD and INSEAD.

●

Diego Gaxiola Mr. Gaxiola has served as Global CFO for Grupo Bimbo, the world’s leading and largest baking company, since 2017, and has over 20 years of experience in similar roles. Previously, Mr. Gaxiola was CFO of Alsea, a leading operator of fast-food establishments, coffee shops and casual restaurants in Latin America and Spain that bear some of the world’s leading brands. Prior to Alsea, he worked for Grupo Desc in corporate finance and at Grupo Televisa.

Mr. Gaxiola has a master’s degree in finance from Universidad Anáhuac and a bachelor’s degree in business administration from the University of Newport and Universidad Iberoamericana.

●

Olga Botero is the founder and Chair of SECCURI, and founder and CEO of C&S Customers and strategy. She currently serves as independent director of ALTIPAL, the largest consumer goods distribution and marketing company in Colombia, she is a member of the Audit Committee of Grupo Coppel, a Mexican retail and financial company, and has joined the Advisory Board of the Montoya Group, a group with companies in sectors such as Automotive, Music and Real Estate. Additionally, she serves as an independent director at Evertec Inc, is a member of the Audit Committee and Chair of the IT Committee.

Ms. Botero has a Bachelors and Masters degree in computer science from Iowa State University, focused specially on Cyber Security and Encryption. She also has a diploma in Finance from EAFIT University in Colombia, and a diploma in E-Business from EIA University. Ms. Botero has a Scholars Award in General Management from the Kellogg School of Business and has studied various counselors’ programs from Stanford, HBS, IESE and Kellogg.

●	Reynaldo Vizcarra (non-member Secretary) is a member of Baker & McKenzie’s Corporate and Transactional Practice Group since 1986. He is a professor at the University Anáhuac Mexico North Campuswhere he teaches foreign investment as part of the Master of Laws program, and an instructor at Universidad Panamericana’s Baker McKenzie Seminar. He joined Baker & McKenzie’s Mexico City office in 1986, handling foreign investments, banking and finance matters and international agreements. He also worked in the Chicago office’s Latin America Practice Group, advising on investments and acquisitions in Latin America (1996 – 1997). In 2000, Mr. Vizcarra co-founded Baker & McKenzie’s Guadalajara office, where he led the Banking & Finance Practice Group. In August 2005, he transferred to Baker McKenzie’s Cancun office as a founding member and director mainly handling tourism and real estate projects. In 2009, he transferred back to the Mexico City office, where he was local managing partner for four years and thereafter became National Managing Partner of the Firm in Mexico until August 2018.

B.	COMPENSATION

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

For the year ended December 31, 2024, we paid our top management a fixed aggregate compensation of approximately Ps.49,468 plus a variable aggregate compensation for bonuses of approximately Ps.17,829. The amounts payable under the performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives. Overall, the total executive compensation for 2024 was Ps.67,297.

C.	BOARD PRACTICES

Board Committees

The Group’s Audit and Corporate Practices Committee has the following specifications:

Composition

●	The Audit and Corporate Practices Committee of the Group consists of three members appointed by the board itself, in accordance with the provisions of the NYSE, the Group’s bylaws and other legal provisions, in the understanding, however, that the chairman of the Audit and Corporate Practices Committee will be elected by the General Assembly of Shareholders of the Group.

●	The members of the Audit and Corporate Practices Committee are independent as under NYSE requirements.

●	The Audit and Corporate Practices Committee may create one or more sub-committees, to receive support in the performance of its functions. The Audit and Corporate Practices Committee is empowered to designate and remove the members of said sub-committees and to determine their powers.

●	As of the date of this annual report, the members of the Audit and Corporate Practices Committee are:

i.	Federico Clariond — Chairman — Federico Clariond has served as CEO of Valores Aldabra, since 2011, and as CEO of Buro Inmobiliario Nacional. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Additionally, he is board member of several companies. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Mr. Clariond was selected to serve on Betterware’s board of directors due to his vast business experience in Mexico’s private investment matters.

ii.	Maria Dolores Sanchez has served as Jafra Mexico’s Managing Director for the past 18 years and as a member of the Betterware Board since June 6th, 2023. On November 6, 2023, she was appointed as the South America Expansion Director, effective January 1, 2024. Ms. Sánchez-Cano will oversee the expansion into the South American markets where the company will initially enter Peru and Colombia. Ms. Sánchez-Cano possesses over 30-years’ experience with the company a. Ms. Sánchez-Cano has a B.A. in Communication from Universidad Iberoamericana.

iii.	Jose de Jesus Valdez Mr. Valdez joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

Sessions Frequency

●	The Audit and Corporate Practices Committee and its sub-committees meet with the necessary frequency for the performance of their duties, at the request of any of its members, the Board of Directors or its Executive President or the General Assembly of Shareholders; in the understanding that it must meet at least 4 (four) times during a calendar year.

●	The sessions of the Audit and Corporate Practices Committee and its sub-committees may be held by telephone or videoconference, with the understanding that the Secretary of the respective session must take the corresponding minutes, which must in any case be signed by the Executive President and the respective Secretary, and collect the signatures of the members who participated in the session.

Functions

●	Regarding Corporate Practices, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law, especially the provisions of section I (first) of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

●	Provide opinions regarding transactions between related parties to the General Assembly of Shareholders and the Board of Directors.

●	Develop, recommend and review corporate governance guidelines and guidelines of the Group.

●	Recommend modifications to the bylaws of the Group.

●	Analyze and review all legislative, regulatory and corporate governance developments that may affect the operations of the Group and make recommendations in this regard to the Board of Directors.

●	Prepare and propose the different manuals necessary for the corporate governance of the Group or for compliance with the applicable provisions.

●	Define the compensation and performance evaluation policies of the senior executives of the Group.

●	Use the best compensation practices to align the interests of the Shareholders and the senior executives of the Group, being able to hire any independent expert necessary for the development of this function.

●	Ensure access to market data and best corporate practices through external consultants specialized in the field.

●	Develop a plan for the succession of senior executives of the Group.

●	In matters of Audit, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law especially the provisions of section II of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

●	Determine the need and viability of the fiscal and financial structures of the Group.

●	Comment on the financial and fiscal structure of the international expansion of the Group.

●	Comment on the financial reports, accounting policies, control and information technology systems of the Group.

●	Evaluate and recommend the external auditor of the Group.

●	Ensure the independence and efficiency of the internal and external audits of the Group.

●	Evaluate the transactions between related parties of the Group, as well as identify possible conflicts of interest derived from them.

●	Analyze the financial structure of the Group, in the short, medium and long term, including any financing and refinancing transactions.

●	Review and comment on the management of the Group’s treasury, risk and exposure to fluctuations in exchange rates and hedging instruments of the Group, whatever their nature or denomination.

●	Evaluate the processes and selection of insurance brokers, as well as the coverage and premiums of the Group’s insurance policies.

D.	EMPLOYEES

The following table provides information regarding the number of our employees for the years 2024, 2023 and 2022, respectively:

	Number of Employees
	December 31,	December 31,	December 31,
	2024	2023	2022
Operations	1,375	1,348	1,528
Sales and marketing	549	520	147
Finance, administration, human resources, IT	410	426	502
Total	2,334	2,294	2,177

E.	SHARE OWNERSHIP

Not applicable.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all directors and executive officers as a group.

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

In October 2023, Betterware de México, S.A.P.I. de C.V. and Campalier, S.A. de C.V., signed a service agreement in which Betterware undertakes to provide Campalier with specialized services in an arm´s length transaction, such as: consulting, accounting and financial advice, with monthly payments. The total amount paid during 2024 and 2023 was Ps. 2,454 and Ps.222, respectively.

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

Except as otherwise disclosed in our Audited Consolidated Financial Statements and elsewhere in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2024. Please see Note 29 of the Audited Consolidated Financial Statements.

ITEM  9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on the NYSE under the symbol “BWMX.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares began trading on the Nasdaq under the symbol “BWMX,” in connection with our initial public offering, on March 13, 2020. In 2024, we voluntarily de-listed from the Nasdaq and transferred our listing to the NYSE where our shares began trading on June 7, 2024.

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

Corporate U.S. Holders who own less than 10% of the share capital or voting shares of the Company will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC (defined below) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The ordinary shares are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Dividends received on ordinary shares will be treated, for United States foreign tax credit purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on ordinary shares. These generally applicable limitations and conditions include new requirements adopted by the Treasury in 2021, and any Mexican tax will need to satisfy these requirements in order to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is either (i) eligible for, and properly elects to claim, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules pursuant to notices issued by the Internal Revenue Service (the “IRS”), which provide temporary relief from the application of certain aspects of the aforementioned modified rules and complies with specific requirements set forth in such guidance (for tax years ending on or before a date that a notice or other guidance modifying or withdrawing the temporary relief is issued), the Mexican tax on dividends generally will be treated as meeting the new requirements, and therefore as a creditable tax.

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

If a Mexican tax is withheld on a sale or other disposition of ordinary shares, the amount realized by a U.S. Holder will include the gross proceeds of the sale or other disposition (i.e., before deduction of the Mexican tax). In the case of a gain from the disposition of ordinary shares that is subject to Mexican tax, the U.S. Holder may not be able to claim as a foreign tax credit any Mexican tax paid, against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, an properly elects to the claim the benefits of the Tax Treaty, as described below, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules pursuant to notices issued by the IRS, which provide temporary relief from the application of certain aspects of the aforementioned modified rules and complies with specific requirements set forth in such guidance (for tax years ending on or before a date that a notice or other guidance modifying or withdrawing the temporary relief is issued). As noted above, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will generally be treated as U.S. source gain or loss for foreign tax credit purposes, unless such U.S. Holder elects to treat the gain as foreign source pursuant to Article 24(3) of the Tax Treaty (provided the U.S. Holder is eligible for, and properly elects to claim, the benefits of the Tax Treaty). Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Mexican taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. In the event the Mexican withholding tax does not qualify as a creditable tax, the amount of such tax would generally reduce the amount realized on the sale, exchange, or other taxable disposition of ordinary shares. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2023 taxable year and does not expect to be a PFIC for its 2024 taxable year or in the foreseeable future based on the market price of our ordinary shares and the composition of our income and assets, including goodwill. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore, the IRS may assert that, contrary to our belief, we were a PFIC for a taxable year on the past or will be for a taxable year in the future.

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

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ordinary shares of a PFIC as ordinary income under a mark-to-market method, provided that the ordinary shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The NYSE is a qualified exchange, and therefore the mark-to-market election should be available for U.S. Holders of our ordinary shares.

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

Material Mexico Income Tax Considerations

The following is a summary of the material Mexican federal income tax consequences to U.S. holders and other non-Mexican holders of the purchase, ownership and disposition of our shares. The summary of Mexican tax considerations does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of shares and does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares (including a holder that controls the Company, an investor that holds 10% or more of shares by vote or value or holders that constitute a group of persons for purposes of Mexican law that controls the Company or that holds 10% or more of the shares by vote or value, or a holder that is a resident of Mexico or that is a corporation resident in a tax haven (as defined in the Mexican Income Tax Law)). In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder or to other non-Mexican holders.

The summary is based upon the federal income tax laws of the United Mexican States (hereinafter “Mexico”) as in effect on the date of this annual report on Form 20-F, including the provisions of The Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with related Protocols and Competent Authority Agreements (hereinafter “U.S.-Mexico Tax Treaty”), all of which are subject to change, possibly with retroactive effect. Prospective investors in our shares should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of shares, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the U.S.-Mexico Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico for federal tax purposes and that does not have a permanent establishment or fixed base in Mexico.

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, an individual who has a home in Mexico and another country will be considered to be a resident of Mexico if he or she has his or her center of vital interest in Mexico. A legal entity is a resident if it has established its principal administration of its business or its place of effective management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

Taxation of Dividends

Under the Mexican Income Tax Law, dividends paid to individuals that are Mexican residents, or to any non-Mexican holders are subject to a 10.0% withholding tax if paid from earnings generated during and after 2014 but are not subject to Mexican withholding tax if paid from earnings generated before 2014. Non-Mexican holders may be subject to withholding tax at reduced rates or exempt if they are eligible for benefits under an applicable tax treaty with Mexico. U.S. holders that are eligible to claim the benefits of the U.S.-Mexico Tax Treaty may be exempt or subject to a lower withholding tax rate on dividends when they meet the corresponding requirements and are qualified to apply such benefits.

Taxation of Dispositions of Shares

Subject to applicable tax treaties, any gain on the sale of our shares by any non-Mexican holders is subject to a 10.0% withholding tax in Mexico on the net gain from the sale if the transaction is carried out through the Mexican Stock Exchange. These taxes are paid through withholdings made by the financial intermediary. However, if the transaction is carried out through the Mexican Stock Exchange or other recognized securities market as determined by Mexican tax authorities, these withholdings will not be applicable to a non-resident holder that demonstrates (before the relevant financial intermediary) residence in a country with which Mexico holds a tax treaty to avoid double taxation. The non-Mexican holder must provide the financial intermediary with a signed document stating that the non-Mexican holder is a foreign resident and that their country of residence has a tax treaty to avoid double taxation with Mexico and provide their Tax ID.

Subject to applicable tax treaties, the sale or transfer of shares outside of the Mexican Stock Exchange or other recognized securities market as determined by Mexican tax authorities, made by non-Mexican holders will give rise to a 25.0% Mexican withholding tax on the gross proceeds realized from the transaction. Subject to certain exceptions and requirements, a non-Mexican holder may elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35.0%. U.S. holders that are eligible to claim the benefits of the U.S.-Mexico Tax Treaty, may be exempt on the gains realized from the sale of our shares if they meet the corresponding requirements and are qualified to apply such benefits when such U.S. holder did not own, directly or indirectly, 25.0% or more of our outstanding shares during the 12-month period preceding such sale or disposition and the gains are not attributable to a permanent establishment in Mexico. U.S. holders should consult their own tax advisors as to their possible eligibility under the U.S.-Mexico Tax Treaty. Non-U.S. holders should consult their own tax advisors as to their possible eligibility to tax benefits under other treaties to avoid double taxation.

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

Market risk

Our activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). We entered into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, we use derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates derived from the credit lines and bond issuance used.

	December 31, 2024		December 31, 2023	December 31, 2022
	Long-term debt and borrowings		Long-term debt and borrowings	Long-term debt and borrowings
Fair value.(1)	Ps.	4,784,754	5,145,691	6,489,926

(1)	The fair value of the long term bond in 2024, 2023 and 2022, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings for the same years was calculated using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

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

Our carrying amounts of U.S. dollars, Euro (“€”) and India rupee (“Rp”) and denominated financial assets and financial liabilities at the reporting date are as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	US$	€$	US$	€$	US$	€$	Rp$
Financial assets	14,907	52	13,324	2	13,006	105	60,340
Financial liabilities	(41,658)	(129)	(35,186)	(43)	(23,142)	(78)	-
Net position	(26,751)	(77)	(21,862)	(41)	(10,136)	27	60,340
Closing exchange rate of the year	20.2683	21.5241	16.8935	18.6896	19.3615	20.7693	0.0013

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

	December 31, 2024		December 31, 2023		December 31, 2022
Impact on net income	US$	54,385	US$	37,009	US$	19,490

Foreign exchange forward contracts

We enter into foreign exchange forward contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 12 months.

See Note 19 to our Audited Consolidated Financial Statements for details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract assets and liabilities are disclosed in the line item ‘Derivative financial instruments’ within the consolidated statement of financial position.

We have entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. We have entered into foreign exchange forward contracts to hedge the exchange rate risk arising from future payments in US dollars.

Interest rate risk management

We are exposed to interest rate risk from borrowings at variable interest rates (67% of long-term debt uses variable rates and 33% uses fixed rates). We manage the risk by maintaining an appropriate balance between fixed and variable rate borrowings.

Our exposures to interest rates on financial liabilities are detailed in the section of liquidity risk management in our Audited Consolidated Financial Statements.

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

Our exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to us. As of December 31, 2024, our maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties and financial guarantees provided, arises from the carrying amount of the respective recognized financial assets as stated in our consolidated statement of financial position.

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

Liquidity maturity analysis

We manage our liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities and long-term debt maturities effectives in 2024, 2023 and 2022 are presented in Note 14 and 16, respectively in our Audited Consolidated Financial Statements. We have access to financing facilities as described below.

Bank credit lines and long-term debt	2024		2023	2022
Amount used	Ps.	4,771,474	5,063,974	6,198,695
Amount not used		1,180,000	1,980,000	1,380,000
Total credit lines and long-term debt	Ps.	5,951,474	7,043,974	7,578,695

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

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

The CEO and CCFO oversee and review all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. These executives meet at regular intervals in order to review all data. Our CEO and CCFO conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2024. Based on that evaluation, our CEO and CCFO have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2024, due to the existence of material weaknesses in our internal controls over financial reporting.

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

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting based on the criteria of Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

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

These material weaknesses resulted in the restatement to previously issued consolidated financial statements as of the years ended December 31, 2023 and 2022 and also in the revision of the unaudited quarterly consolidated financial statements for the quarters ended March 31, June 30, and September 30, for the year 2024; March 31, June 30, September 30 and December 31, for the year 2023; and June 30, September 30 and December 31, for the year 2022. Additionally, these material weaknesses could result in further misstatements of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

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

We are actively implementing several measures designed to remediate these material weaknesses, including deploying advanced IT applications for financial consolidation, standardizing accounting policies and procedures, and enhancing our internal control oversight through dedicated governance structures and increased involvement from our Audit Committee. Additionally, we have engaged external advisory experts to strengthen key control areas, mainly IT General Controls.

In 2025, we will execute a comprehensive rollout of the COSO framework, placing particular emphasis on enhancing our Risk Assessment, Control Activities, and Monitoring processes to ensure a sustainable and effective internal control environment.

Although significant progress has been made, not all remediation efforts have been fully completed as of December 31, 2024. Management has established clear timelines, anticipating substantial advancement in remediation during 2025, and expects these actions will fully address the identified material weaknesses by year-end. In the interim, management continues performing supplemental manual controls and additional monitoring activities to ensure accurate financial reporting.

Management conducted an evaluation of the effectiveness of Betterware’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that Betterware’s internal control over financial reporting was not effective as of December 31, 2024.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS

PricewaterhouseCoopers, S.C., the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024, as stated in their report which appears in “Item 18. Financial Statements.”

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2024, we implemented certain changes in our internal control over financial reporting to address our material weaknesses identified in 2023 and 2022, which include:

●	Completed the design and initial implementation of an Internal Control over Financial Reporting (ICFR) program, aligned with recognized control frameworks such as COSO and COBIT.

Our ICFR program emphasizes the identification, documentation, and testing of the controls intended to mitigate the risk of material financial statement misstatements and is the basis to assess the effectiveness of our ICFR as of the end of each fiscal year.

●	Documented key controls, clearly defining how transactions are initiated, authorized, recorded, processed, corrected as necessary, transferred to the general ledger and finally reported in our consolidated financial statements;

●	Finalized the implementation of the controls intended to mitigate risks on areas of higher risk to financial reporting.

●	Established a remediation plan, clearly identifying existing deficiencies, defining required controls and setting concrete timelines for complete implementation and validation.

Despite these improvements, we acknowledge that certain material weaknesses in our ICFR have not yet been fully remediated. We remain committed to ongoing enhancements to achieve the required maturity level and eliminate these material weaknesses.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

The following table sets forth the fees for the years 2024, 2023 and 2022, respectively:

	For the Year Ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	(in thousands of Ps.)
Audit fees	27,401	23,275	17,015
Audit related fees	-	-	312
Other fees	995	2,239	2,005
Total	28,396	25,514	19,332

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Mexican company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Mexico, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice. As a result, our shareholders could be subject to less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As a Mexican corporation listed on the NYSE, the Company is permitted to follow our home country practice with respect to the composition of the board of directors and nominations committee and executive sessions. Unlike the requirements of the NYSE, the corporate governance practices and requirements in Mexico do not require the Company to (i) have a majority of its board of directors to be independent, (ii) establish a nominations committee or a compensation committee, and (iii) hold regular executive sessions where only independent directors shall be present. Such home country practices of Mexico may afford less protection to holders of Company shares than under U.S. standards.

See “Risk Factors—As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is expected to follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

We maintain a cybersecurity infrastructure to safeguard our operations, networks and data through comprehensive security measures including our technology tools, internal management and external service providers. Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks. The Group has adequate management of security incidents, a strategy for dealing with and governing cybersecurity risks through the following elements:

●	Corporate Information Security Policy. Our corporate information security policy addresses the information technology mechanisms, domains and services that protect the Group’s information assets. Our Information Security Committee is responsible for carrying out the activities set forth in our corporate information policy and this committee is involved in all actions, decisions and updates on the group’s security information (events, incidents, training, tools, etc.). The Information Security Committee prepares a report that is presented to the Audit Committee.

●	Two procedures are implemented for the timely attention of incidents and IT risks:

➢	Procedure for Information Security Incident Management: This procedure provides the necessary guidelines to ensure adequate security incident management to address any type of service interruption: recording, categorizing, prioritizing, controlling, resolving, and closing all security incidents within the IT services that are provided or managed by the Group.

➢	Procedure for Technology Risk Assessment: This procedure provides the necessary guidelines for the implementation of controls based on Risk Determination and Evaluation. These controls will allow the Group to mitigate, avoid, transfer or accept the risks. These activities will reduce the attack surface of all Information Technology assets that are provided or managed by the group. During 2024, residual risk was determined as part of the process improvement. This information was obtained by measuring the controls implemented last year, compared to the current risk level.

Our Corporate Chief Information Officer, Mauricio Alvarez (“CIO”) is also responsible for assessing, identifying, and managing the risks from cybersecurity threats. Our CIO has significant experience in information technology and many of our information technology team members hold qualifications in technology security positions. Our CIO, together with our security team members, reviews emerging threats, controls, and procedures as part of assessing, identifying, and managing risks. Risks identified by our cybersecurity program are analyzed to determine the potential impact on us and the likelihood of occurrence. Such risks are continuously monitored to ensure that the circumstances and severity of such risks have not changed.

The team in charge of the Group’s Cybersecurity is made up of:

●	Mauricio Alvarez joined Betterware as CIO in August 2020 and is responsible for information technology spanning applications, data, cybersecurity and infrastructure, all a vital part of nearly every aspect of our customer and service experience. Mauricio joined Betterware from multinational customer experience companies including Atento where he was Chief Information Officer for the U.S., Mexico, and Central America. Before Atento, Mauricio co-founded Flip Technologies, a SaaS provider for nonprofit organizations and held various IT & Innovation leadership roles of increasing responsibility at The Coca-Cola Company globally. Mauricio holds a bachelor’s degree in computer systems from the Universidad Iberoamericana in Mexico City.

●	Nuxi Pérez, joined Betterware in December 2021 and is the Director of Infrastructure and Technical Support. He has more than 16 years of progressive experience in infrastructure, telecommunications, and cybersecurity, a bachelor’s degree in computer systems engineering from ESIME - IPN in Mexico City, a degree in strategic cybersecurity from the AMEST academy and ITIL certification.

●	Claudia Rodríguez, joined Betterware in October 2022 to further strengthen our cybersecurity management. Claudia has EC Council Ethical Hacking, ITIL, CobIt and MOF certifications, as well as a Cybersecurity Technologies Associate’s Degree by the Tecnologico de Monterrey, and has several years of experience with Information Security.

We provide cybersecurity awareness training to our employees which is designed to provide guidance for identifying and reporting cybersecurity risks and to promote familiarity with our cybersecurity policies. We also use internal communications to promote awareness and conduct phishing exercises and provide training to employees. In addition, we engage independent third parties on an as-needed basis to assess our cybersecurity capabilities. The results of these assessments are shared with our Information Security Committee.

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

During 2024, we experienced an increase in the number of phishing attacks where some users executed links or attachments. These activities were mitigated in a timely manner. None of these incidents has significantly affected, nor is it reasonably likely to significantly affect, the Group or our business strategy, operating results, or financial condition.

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

However, we cannot guarantee any future events will not affect our operations or customers. We are constantly seeking to improve and strengthen our security strategy by aligning it with Security Frameworks and Best Practices such as NIST CSF and ISO 27000.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Group has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

(a)	Financial Statements

Betterware de México, S.A.P.I. de C.V.

Audited Consolidated and Combined Financial Statements

ITEM 19. EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Betterware de México, S.A.P.I. de C.V.*
2.1	Description of Securities**
8.1	List of Subsidiaries.**
11.1	English Translation of the Company’s Code of Ethics.
11.2	Insider Trading Policy
12.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Rodrigo Muñoz, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Rodrigo Muñoz, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1	Policy for the Recovery of Erroneously Awarded Compensation**
101.INS	INLINE XBRL Instance Document
101.SCH	INLINE XBRL Taxonomy Extension Schema
101.CAL	INLINE XBRL Taxonomy Calculation Linkbase
101.DEF	INLINE XBRL Definition Linkbase Document
101.LAB	INLINE XBRL Taxonomy Label Linkbase
101.PRE	INLINE XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Incorporated by reference to the annual report on Form 20F filed by Betterware de México, S.A.P.I. de C.V. on April 29, 2022 (File No. 000-1788257)
**	Incorporated by reference to the annual report on Form 20F filed by Betterware de México, S.A.P.I. de C.V. on April 30, 2024 (File No. 000-1788257)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Betterware de México, S.A.P.I. de C.V.

	By:	/s/ Luis Campos
	Name:	Luis Campos
	Title:	Board Chairman
Dated: April 29, 2025

Betterware de México, S.A.P.I. de C.V. (subsidiary of Campalier, S.A. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2024, 2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022, and Report of Independent Registered Accounting Firm dated April 29, 2025

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated financial statements as of December 31, 2024, 2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022 and Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Betterware de México, S.A.P.I. de C.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Betterware de México, S. A. P. I. de C. V. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, of changes in stockholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the lack of (i) effective control environment, risk assessment process and monitoring activities at a precise enough level to identify and timely assess the new and evolving risks of material misstatement in the Company's consolidated financial statements, (ii) effective controls over the business combination process, specifically the lack of controls over the determination and ongoing impairment assessment of goodwill and long lived intangible assets, (iii) effective controls over substantially all accounts and disclosures in the period-end financial reporting and consolidation process, and (iv) effective information and technology general controls relevant to the preparation of the consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Restatement of Previously Issued Consolidated Financial Statements

As discussed in Note 2.b to the consolidated financial statements, the Company has restated its 2023 and 2022 consolidated financial statements to correct misstatements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill and Indefinite-lived Intangible Assets Impairment Assessment – Jafra Mexico Group of Cash Generating Units

As described in Notes 12 and 13 to the consolidated financial statements, the Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets which amounts Ps.1,600 million and Ps.1,102 million, respectively, of which Ps.1,250 million and Ps.849 million respectively relates to the Jafra Mexico group of cash generating units (CGU). Management’s cash flow projections for the group of CGU included significant judgments and Management’s cash flow projections included significant assumptions relating to the average revenue growth rate; as well as the discount rate used to discount future cash flows.

The principal considerations for our determination that performing procedures relating to the goodwill and indefinite-lived intangible assets impairment assessment of the Jafra Mexico group of CGU is a critical audit matter are (i) the significant judgment used by management when developing the fair value of the Jafra Mexico group of CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the average revenue growth rate, as well as the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified; ii) evaluating management’s process for developing the fair value of the Jafra Mexico group of CGU; iii) testing the completeness and accuracy of the underlying data used in the discounting cash flow model, and iv) comparing the actual results of the current year with the respective budget, to identify if any assumption included in the cash flow projections could be considered too optimistic. Professionals with specialized skill and knowledge were also used to assist in a) evaluating the appropriateness of the discounted cash flow model, b) comparing the average revenue growth rate based on current and past performance of the group of CGU and the consistency with independent market sources from comparable entities in the industry, and c) comparing the discount rate based on industry knowledge and the consistency with estimated external market rates.

/s/ PricewaterhouseCoopers, S. C.

/s/ C.P.C. Fabián Mateos Aranda

Audit Partner

Mexico City, Mexico

April 29, 2025

We have served as the Company’s auditor since 2022.

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of financial position

As of December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos)

	Note	2024	Restated 2023 (*)	2022
Assets
Current assets:
Cash and cash equivalents	5	$296,558	$549,730	$815,644
Trade accounts receivable, net	6	1,133,093	1,072,455	971,063
Accounts receivable from related parties	24	250	104	61
Account receivable from sale of properties	6	121,082	-	-
Inventories	7	2,505,093	2,030,533	2,122,670
Prepaid expenses	8	87,682	77,468	52,562
Derivative financial instruments	19	108,846	-	-
Income tax recoverable	17	98,265	29,462	204,860
Other assets	9	147,329	230,688	188,266
Total current assets excluding assets classified as held for sale		4,498,198	3,990,440	4,355,126

Assets held for sale	1b	40,000	-	-

Total current assets		4,538,198	3,990,440	4,355,126

Non-current assets:
Account receivable of properties	6	90,540	-	-
Property, plant and equipment, net	10	1,801,475	2,910,353	2,973,374
Right-of-use assets, net	14	314,023	361,561	293,565
Deferred income tax	17	525,086	527,929	319,157
Intangible assets, net	13	1,570,223	1,649,953	1,743,882
Goodwill	12	1,599,718	1,599,718	1,599,718
Other assets	9	14,504	53,757	47,911
Total non-current assets		5,915,569	7,103,271	6,977,607

Total assets		$10,453,767	$11,093,711	$11,332,733

(Continued)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of financial position

As of December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos)

	Note	2024	Restated 2023 (*)	2022
Liabilities and stockholders’ equity
Current liabilities:
Short term debt and borrowings	16	$1,156,084	$508,731	$230,419
Accounts payable to suppliers	15	2,156,715	1,790,026	1,371,778
Accounts payable to related parties	24	1,237	-	96,859
Accrued expenses	15	380,835	306,997	305,588
Provisions and others	18	748,918	804,748	793,412
Value added tax payable		71,192	117,864	89,142
Employee profit sharing payable		139,255	132,855	135,298
Lease liability	14	110,252	122,997	85,399
Derivative financial instruments	19	-	47,920	15,329

Total current liabilities		$4,764,488	$3,832,138	$3,123,224

Non-current liabilities:
Statutory employee benefits	20	128,312	127,150	153,907
Deferred income tax	17	495,117	783,169	833,557
Lease liability	14	234,343	265,724	206,509
Long term debt and borrowings	16	3,668,859	4,622,691	5,918,256
Total non-current liabilities		4,526,631	5,798,734	7,112,229

Total liabilities		9,291,119	9,630,872	10,235,453

Stockholder’s equity	22
Common stock		321,312	321,312	321,312
Share premium account		(25,264)	(16,370)	(12,671)
Retained earnings		892,398	1,178,724	779,941
Other comprehensive income		(24,076)	(19,194)	7,515

Equity attributable to owners of the Group		1,164,370	1,464,472	1,096,097

Non-controlling interest		(1,722)	(1,633)	1,183

Total stockholders’ equity		1,162,648	1,462,839	1,097,280

Total liabilities and stockholders’ equity		$10,453,767	$11,093,711	$11,332,733

See accompanying notes to consolidated financial statements.

(*)	Details of the restatement are shown in note 2b.

(Concluded)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos, except earnings per share amounts)

	Note	2024	Restated 2023(*)	Restated 2022(*)
Revenue	25	$14,100,758	$13,009,507	$11,507,549

Cost of sales	7	4,520,223	4,260,842	3,983,571

Gross profit		9,580,535	8,748,665	7,523,978

Administrative expenses	25	2,702,876	2,367,280	2,198,330
Selling expenses	25	3,997,917	3,460,367	2,808,030
Distribution expenses	25	663,812	582,237	467,350
		7,364,605	6,409,884	5,473,710

Other expenses	1a	529,722	-	-

Divestment of subsidiaries		-	-	(21,862)

Operating income		1,686,208	2,338,781	2,028,406

Financing income (cost):
Interest expense	16	(639,705)	(827,812)	(543,321)
Interest income		22,818	45,056	28,689
Unrealized gain (loss) in valuation of derivative financial instruments	19	156,766	(32,591)	(43,522)
Foreign exchange gain		330,249	267,363	254,198
Foreign exchange loss		(375,554)	(374,210)	(337,566)
		(505,426)	(922,194)	(641,522)

Income before income taxes		1,180,782	1,416,587	1,386,884

Income taxes:
Current	17	752,566	645,521	533,522
Deferred	17	(283,306)	(265,498)	(16,602)
		469,260	380,023	516,920

Net income for the year		711,522	1,036,564	869,964

Net income for the year attributable to:
Owners of the Group		$711,728	$1,039,287	$872,557
Non-controlling interest		(206)	(2,723)	(2,593)
		$711,522	$1,036,564	$869,964

Items that are or may be reclassified subsequently to profit or loss:
Effect of foreign currency conversion		(16,711)	(4,349)	(8,653)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of taxes	20	11,829	(22,360)	15,585

Total comprehensive income for the year		$706,640	$1,009,855	$876,896

(Continued)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos, except earnings per share amounts)

	Note	2024	Restated 2023(*)	Restated 2022(*)
Comprehensive income for the year attributable to:
Owners of the Group		$706,846	$1,012,578	$879,489
Non-controlling interest		(206)	(2,723)	(2,593)
		$706,640	$1,009,855	$876,896

Basic earnings per common share (pesos)	23	$19.11	$27.90	$23.42
Diluted earnings per common share (pesos)	23	-	$27.89	$23.41

See accompanying notes to consolidated financial statements.

(*)	Details of the restatement are shown in note 2b.

(Concluded)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos)

	Note	Common stock	Share premium account	Retained earnings	Other comprehensive income	Non- controlling interest	Total stockholders’ equity
Balance as of January 1, 2022		$321,312	$6,659	$856,994	$583	$14,655	$1,200,203
Other capital movements		-	(19,330)	-	-	-	(19,330)
Movements in non-controlling interest		-	-	-	-	(10,879)	(10,879)
Dividends paid	22	-	-	(949,610)	-	-	(949,610)
Total comprehensive income for the year		-	-	872,557	6,932	(2,593)	876,896
Balance as of December 31, 2022		321,312	(12,671)	779,941	7,515	1,183	1,097,280
Other capital movements		-	(3,699)	8,231	-	-	4,532
Movements in non-controlling interest		-	-	-	-	(93)	(93)
Dividends paid	22	-	-	(648,735)	-	-	(648,735)
Total comprehensive income for the year		-	-	1,039,287	(26,709)	(2,723)	1,009,855
Balance as of December 31, 2023 (*) Restated		321,312	(16,370)	1,178,724	(19,194)	(1,633)	1,462,839
Other capital movements		-	(8,894)	-	-	-	(8,894)
Movements in non-controlling interest		-	-	-	-	117	117
Dividends paid	22	-	-	(998,054)	-	-	(998,054)
Total comprehensive income for the year		-	-	711,728	(4,882)	(206)	706,640
Balance as of December 31, 2024		$321,312	$(25,264)	$892,398	$(24,076)	$(1,722)	$1,162,648

See accompanying notes to consolidated financial statements.

(*)	Details of the restatement are shown in note 2b.

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos)

	Note	2024	Restated 2023(*)	2022
Operating activities:
Net income for the year		$711,522	$1,036,564	$869,964
Adjustments for:
Income tax expense		469,260	380,023	516,920
Depreciation and amortization		392,186	382,119	287,702
Impairment of assets held for sale	1b	166,581	-	-
Interest expense		639,705	827,812	543,321
Interest income		(22,818)	(45,056)	(28,689)
Loss (gain) on disposal of non-current assets		(992)	(1,460)	4,758
Loss by selling of properties	1a	529,722	-	-
Share-based payment expense		-	4,188	5,991
Movements in non-controlling interest		117	(93)	10,983
Effect of foreign currency conversion		(16,711)	(4,349)	(8,653)
Unrealized loss (gain) in valuation of derivative financial instruments		(156,766)	32,591	43,522
		2,711,806	2,612,339	2,245,819
(Increase) decrease in:
Trade accounts receivable		(60,638)	(101,393)	266,640
Trade accounts receivable from related parties		(146)	(43)	30,246
Inventory		(470,959)	92,136	171,260
Prepaid expenses and other assets		122,003	(84,826)	(48,383)
Increase (decrease) in:
Accounts payable to suppliers and accrued expenses		419,023	423,104	(940,039)
Trade accounts payable to related parties		1,237	(96,859)	97,029
Provisions		(55,830)	3,589	(24,640)
Value-added tax payable		(47,169)	28,722	110,231
Statutory employee profit sharing		6,400	(2,443)	22,798
Employee benefits		(9,350)	(32,606)	21,268
Income taxes paid		(819,247)	(474,941)	(542,527)
Net cash provided by operating activities		1,797,130	2,366,779	1,409,702

Investing activities:
Payment of business acquisition net of cash acquired	11	-	-	(4,698,463)
Other investment in subsidiaries		-	-	(1,886)
Payments of fixed and intangible assets		(181,503)	(131,066)	(175,653)
Proceeds from disposal of fixed assets		11,774	20,682	22,091
Proceeds from disposal of properties	1a	156,500	-	-
Commission by selling of properties		(10,055)	-	-
Interest received		22,818	45,056	28,689
Net cash used in investing activities		(466)	(65,328)	(4,825,222)

(Continued)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos)

	Note	2024	Restated 2023 (*)	2022
Financing activities:
Proceeds from debt and borrowings	16	$3,027,100	$6,498,994	$5,818,705
Repayment of borrowings	16	(3,319,600)	(7,633,715)	(1,120,025)
Bond issuance costs	16	-	(8,355)	(88,722)
Interest paid on borrowings	16	(603,921)	(652,313)	(502,847)
Lease payments (principal and interest)	14	(155,361)	(123,241)	(76,214)
Share repurchases	22	-	-	(25,321)
Dividends paid	22	(998,054)	(648,735)	(949,610)
Net cash (used in) provided by financing activities		(2,049,836)	(2,567,365)	3,055,966

(Decrease) increase in cash and cash equivalents		(253,172)	(265,914)	(359,554)
Cash and cash equivalents at the beginning of year		549,730	815,644	1,175,198
Cash and cash equivalents at the end of year		$296,558	$549,730	$815,644

Non-cash transactions (notes 1a, 1b and 6).

See accompanying notes to consolidated financial statements.

(*)	Details of the restatement are shown in note 2b.

(Concluded)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Notes to consolidated financial statements

As of December 31, 2024, 2023 and 2022, and for the years ended December 31, 2024, 2023 and 2022

(In Thousands of Mexican pesos, Ps., except the number of shares and earnings per share expressed in Mexican pesos)

1.	Nature of business and significant events

Betterware de México, S.A.P.I. de C.V. (“Betterware or BWM”) and its subsidiaries are hereinafter jointly referred to as the “Group” or the “Company”. The Group’s object is the direct-to-consumer selling, which operates through two business segments: the home organization products (“Betterware segment” or “BWM segment”) and the beauty and personal care products (B&PC) (“Jafra segment or JAFRA”). The Betterware’s segment is divided in seven categories of the home organization: (i) Kitchen and food preservation, (ii) Home solutions, (iii) Bedroom, (iv) Bathroom, (v) Laundry & Cleaning (vi) Tech & mobility and (vii) wellness. The Jafra segment is divided in four categories of the beauty and personal care: (i) fragrance, (ii) color (cosmetics), (iii) skin care and (iv) toiletries. The Group’s business segments products are sold in twelve catalogs published throughout the year. The Group operates mainly in Mexico and the United States. The Group’s address, registered as its office and primary place of business, is Gdl-Ameca-Huaxtla Km-5, El Arenal, Jalisco, México, and Zip Code 45350. The holding entity of Betterware is Campalier, S.A. de C.V. (“Campalier”).

Significant events and transactions –

2024

a)	Sale Jafra’s land and building:

The Group, through subsidiary (Distribuidora Venus, S.A. de C.V.), (which is part of Jafra’s companies in Mexico), entered into two contracts for the sale: 1) “Las Flores” land and 2) “San Ángel” land and building in March and August 2024, respectively. The sales price for these transactions was Ps.402,200, and as a result, the company recognized a loss in the income statement as other expenses of Ps.529,722. See Note 10.

Of the sales price was collected, Ps.156,500; the remaining Ps.245,700 will be collected semiannually without interest, maturing in 2027. Was recognized an addition loss Ps.34,078 at the moment that was determining the fair value of the long-term receivable.

b)	Assets held for sale:

Jafra México classified the O’Farril as assets held for sale in accordance with the accounting policy “non-current assets held for sale.” The Company recognized an impairment loss of Ps.166,581 recognized in administrative expenses based on the use given to land.

2023

c)	Long-term debt and bond issuances:

➢	On July 5, 2023, Betterware signed an agreement with BBVA to acquire a simple line of credit for Ps.1,500,000.

➢	On July 7, 2023, Betterware successfully concluded the third and fourth bond issuance offering for a total of Ps.813,974, with 4 and 7-year maturities, offerings in the Mexican Market.

➢	As of July 10, 2023, the debt for the syndicated loan used for the acquisition of Jafra in 2022, amounted to Ps.3,248,695. Betterware settled the debt of the syndicated loan using the Ps.1,500,000 of the credit line with BBVA and the import issuance of bonds net of issuance costs per placement, that is, the net amount of Ps.810,197, the remainder of the credit was settled with drawdowns of short-term credit lines and the cash available on hand at that date (see note 16).

➢	On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit for Ps.950,000.

2022

d)	On January 18, 2022, the Company entered into an agreement to acquire 100% of Jafra in Mexico and the United States, along with its “Jafra” trademarks, for a total cash consideration of Ps.5,044,371 (see note 11).

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

e)	On March 28, 2022, the Ordinary General Assembly of Shareholders of GurúComm, S.A.P.I., approved the retirement of Betterware as its shareholder. Consequently, we were reimbursed for 55,514 subscribed and paid shares, and 37,693 subscribed and unpaid shares were cancelled. Betterware withdrew its investment because the business was not growing according to our expectations, and the return on investment would take more years than anticipated. The effect on profit and loss of this transaction was a loss of Ps.16,610.

f)	On November 18, 2022, the Ordinary General Assembly of Shareholders of Innova Catálogos, S.A. de C.V. approved the retirement of Betterware as a shareholder. Consequently, we were reimbursed for and canceled 238 subscribed and paid shares. Betterware withdrew its investment because the business was not growing according to our expectations, and the return on investment would take more years than anticipated. The effect on profit and loss of this transaction was a loss of Ps.5,252.

2.	Material accounting policies

The Group’s management reviewed the material accounting policies and made some updates to the disclosed information, as follows:

a.	Basis of preparation

The Group’s consolidated financial statements for 2024 include the financial statements of Betterware de México, S.A.P.I. de C.V., and subsidiaries as described in note 2d (the “consolidated financial statements”).

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

b.	Basis of accounting and correction of material errors

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the Interpretations of IFRS (IFRIC) applicable to entities reporting under IFRS Accounting Standards.

The Group corrected material misstatements related to the consolidated financial statements as of December 31, 2023 and 2022. The Group performed a materiality assessment in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Years’ Errors When Quantifying Misstatements in the Current Year’s Financial Statements,” and concluded that the misstatements were material to its previously issued financial statements. However, the impact of correcting such misstatements did not impact the Company’s, net revenue, or key financial decision-making ratios. The Company reviewed its financial statements issued prior to and for the years ended December 31, 2023 and 2022, concluding the corrections to the consolidated statement of financial position for the year 2023 and consolidated statements of income for the years 2023 and 2022 as follows:

Consolidated Statement of Financial Position as of December 31, 2023:

	Restated	Previously Presented	Difference	Reference
Assets
Current assets:
Prepaid expenses	$77,468	79,115	(1,647)	a
Total current assets	3,990,440	3,992,087	(1,647)

Right-of-use assets, net	361,561	358,704	2,857	a
Deferred income tax	527,929	523,568	4,361	a
Total non-current assets	7,103,271	7,096,053	7,218

Total assets	$11,093,711	11,088,140	5,571	a

Liabilities and stockholders’ equity
Current liabilities:
Lease liability	$122,997	117,094	5,903	a
Total current liabilities	3,832,138	3,826,235	5,903

Non-current liabilities:
Lease liability	$265,724	255,882	9,842	a
Total Non-current liabilities	5,798,734	5,788,892	9,842

Total liabilities	$9,630,872	9,615,127	15,745	a

Stockholder’s equity
Retained earnings	$1,178,724	1,188,898	(10,174)	a
Equity attributable to owners of the Group	1,464,472	1,474,646	(10,174)	a
Total stockholders’ equity	1,462,839	1,473,013	(10,174)	a
Total liabilities and stockholders’equity	$11,093,711	11,088,140	5,571	a

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2023

(In Thousands of Mexican pesos, except earnings per share amounts)

	Restated	Previously Presented	Difference	Reference
Net revenue	$13,009,507	13,009,507	-

Cost of sales	4,260,842	3,701,255	559,587	b

Gross profit	8,748,665	9,308,252	(559,587)

Administrative expenses	2,367,280	2,908,945	(541,665)	a, b
Distribution expenses	582,237	593,174	(10,937)	b
	6,409,884	6,962,486	(552,602)	a, b

Operating income	2,338,781	2,345,766	(6,985)	a

Financing income (cost):
Interest expense	(827,812)	(820,262)	(7,550)	a
	(922,194)	(914,644)	(7,550)

Income before income taxes	1,416,587	1,431,122	(14,535)	a

Deferred income tax	(265,498)	(261,137)	(4,361)	a
	380,023	384,384	(4,361)

Net income for the year	$1,036,564	1,046,738	(10,174)	a

Net income for the year attributable to:
Owners of the Group	$1,039,287	1,049,461	(10,174)
Non-controlling interest	(2,723)	(2,723)	-
	1,036,564	1,046,738	(10,174)

Basic earnings per common share (pesos)	$27.90	$28.18	$(0.28)	c
Diluted earnings per common share (pesos)	$27.89	$28.16	$(0.27)	c

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2022

	Restated	Previously Presented	Difference	Reference
Net revenue	$11,507,549	11,507,549	-

Cost of sales	3,983,571	3,579,093	404,478	b

Gross profit	7,523,978	7,928,456	(404,478)

Administrative expenses	2,198,330	2,596,642	(398,312)	b
Distribution expenses	467,350	473,516	(6,166)	b
	5,473,710	5,878,188	(404,478)	b

Operating income	2,028,406	2,028,406	-

Income before income taxes	1,386,884	1,386,884	-

Net income for the year	$869,964	869,964	-

The adjustments relate to the following items:

a)	Restatement of the 2023 consolidated statement of financial position and consolidated statement of profit or loss and other comprehensive income, resulting from the adjustment for recognition of Jafra México’s right-of-use and office lease liabilities in the correct period as of the May 1, 2023, transaction date.

b)	Restatement of the consolidated statement of profit or loss and other comprehensive income for the years 2023 and 2022, resulting from the recognition in the cost of sales of direct labor expenses and the corresponding proportion of indirect variable and fixed costs, allocated based on normal operating capacity, which were erroneously classified in administrative and distribution expenses from Jafra Mexico segment. These reclassifications had no effect on inventory balances because the error was identified only in the correct presentation of expenses within cost of sales in the Consolidated statement of profit or loss and other comprehensive income.

c)	Restatement of basic and diluted earnings per share in fiscal year 2023, derived from the lease adjustment mentioned in section a), where basic and diluted earnings suffered a decrease of Ps.0.28 and Ps.0.27 cents per share respectively.

c.	Basis of measurement

The Group’s consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value.

Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos (“Ps or $”), which is the Group presentation currency. The amounts included in the consolidated financial statements of each of the Group’s subsidiaries must be measured using the currency of the primary economic environment in which the entity operates (“functional currency”). All financial information presented in Mexican pesos has been rounded to the nearest thousand (except where otherwise specified). References to U.S. dollars (“US$”) indicate thousands of United States dollars.

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

Betterware de México, S.A.P.I. de C.V., has control over its subsidiaries as it holds the majority of substantive voting rights regarding the relevant activities these entities undertake, which provides it with rights over the variable returns from the subsidiaries, and has the ability to influence those returns through its power over them.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

For consolidation purposes, the Group ensures that the accounting policies used are consistent.

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. The total income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

As of December 31, 2024, 2023 and 2022 the percentage of participation that it maintains over its subsidiaries is as follows:

	Operating	Functional	% Participation
The Group’s companies:	Country	currency	2024	2023	2022
Home organization (“Betterware”):
Betterware de México, S.A.P.I. de C.V.	Mexico	Peso	Last controlling entity
BLSM Latino América Servicios, S.A. de C.V.	Mexico	Peso	99%	99%	99%
Betterware de Guatemala, S.A.	Guatemala	Quetzal	70%	70%	70%
Programa Lazos, S.A. de C.V.	Mexico	Peso	70%	70%	70%
Betterware Ningbo Trading Co, LTD. (1)	China	Yuan	-	-	100%
Finayo, S.A.P.I. de C.V. SOFOM ENR	Mexico	Peso	100%	100%	100%
Betterware América, LLC.	United States	Dollar	100%	100%	100%
Betterware Perú, S.A.C.	Perú	Sol	100%	-	-
Beauty and personal care (B&PC) (“Jafra”):
Jafra México Holding Company, B.V.	Mexico	Euro	100%	100%	100%
Distribuidora Comercial Jafra, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafra Cosmetics International, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafra Cosmetics, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Serviday, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafrafin, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Distribuidora Venus, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafra Cosmetics International, Inc.	United States	Dollar	100%	100%	100%

(1)	Betterware Ningbo Trading Co, LTD was part of the Group until June 21, 2023.

As of December 31, 2024, 2023 and 2022, there are no significant restrictions for investment in shares of the subsidiary companies previously mentioned.

e.	Cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits and short-term investments in securities, highly liquid and easily convertible into cash with original maturities of three months or less, which are subject to insignificant risks of value change. Cash is presented at nominal value and cash equivalents are valued at fair value. Any cash or cash equivalent that cannot be disposed of in less than three months is classified as restricted cash.

f.	Accounts receivable

Accounts receivable from customers are initially recognized at the amount of the consideration, which is unconditional, unless they contain significant financial components when they are recognized at fair value.

The fair value of a non-interest bearing long-term receivable is measured as the present value of all future cash receipts discounted using a market interest rate for similar instruments; that is, with a similar currency, term, interest rate type and credit ratings. The difference between the expected principal amount of the receivable and its fair value is recognized as an expense in the income statement and amortized over the collection period using the effective interest method.

They are subsequently valued at amortized cost using the effective interest rate method, less the provision for losses. See note 6 for more information on the recording of accounts receivable from the Group’s customers and note 2g for a description of the Group’s impairment policies.

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

For its part, if the objective of the financial asset is to collect cash flows for subsequent sale, its classification would be as measured at fair value through other comprehensive income (“FVTOCI”); and, if none of the above characteristics are met, then the financial asset will be classified as measured at fair value through profit or loss (“FVTPL”). As of December 31, 2024, 2023 and 2022, the Group only maintains financial assets measured at amortized cost and at fair value through profit or loss.

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

Financing costs consist of interest expenses, the foreign currency loss on financial liabilities, the loss in the valuation of derivative financial instruments. These are recognized in the consolidated statement of income of the year when accrued.

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

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rates, those are disclosed in note 19.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the consolidated financial statements unless the Group has both the legal right and the intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Otherwise, they are presented as current assets or current liabilities.

i.	Inventories and cost of sales

Inventories are measured at the lower of cost and net realizable value. The costs comprise direct materials, direct labor, and an appropriate proportion of variable and fixed overhead costs, the latter being allocated on the basis of normal operating capacity. The cost of inventories is based on the standard cost method. The net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in administration (marketing), selling and distribution.

j.	Assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

An impairment loss is recognized for any initial or subsequent reduction of the asset to fair value less costs to sell. A gain is recognized for any subsequent increase in the fair value less costs to sell of an asset that does not exceed any previously recognized accumulated impairment loss. A gain or loss not previously recognized at the date of sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not amortized or depreciated while classified as held for sale. Interest and other expenses attributable to liabilities of a disposal asset classified as held for sale continue to be recognized.

k.	Other assets

Other assets mainly include inventory of rewards related to the rewards program offered to our distributors, associates, leaders and consultants, recoverable taxes and rent security deposits. They are presented in current or non-current assets in accordance with the classification of the destination item.

The inventory for the rewards program (see note 2.u and 2.w) is acquired based on exchange estimates from distributors, associates, leaders and consultants; and is reduced at the time the points are redeemed, and the reward is sent. Rewards inventory is recognized at acquisition cost.

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

Useful life
Asset
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

m.	Intangible assets

Intangible assets are recognized used when they meet the following characteristics: they are identifiable, they obtain future economic benefits, and there is control over said benefits.

Intangible assets are classified as follows:

Indefinite useful life:

●	These intangible assets are not amortized and are subject to annual impairment tests or earlier when any indication of impairment is identified. As of December 31, 2024, 2023 and 2022, no factors have been identified that limit the useful life of these intangible assets. The only intangible asset with an indefinite useful life that the Group owns are the Brands, which have been defined with indefinite useful life because they will generate revenues for an indefinite period based on their position in the market.

Defined useful life:

●	These are recognized at cost less accumulated amortization and recognized impairment losses. They are amortized in a straight line according to the estimate of their useful life, which is determined based on the expectation of generating future economic benefits, and they are subject to impairment tests when signs of impairment are identified.

The estimated useful lives of intangible assets with a defined useful life are summarized as follows:

Intangibles:	Betterware	Jafra
Customer relationships	10 years	12 years
Software	3 years	-
Brands and logo rights	10 – 30 years	-

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

n.	Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the group or cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise, they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less disposal costs and value in use. In assessing the estimated future cash flows, they are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows that are largely independent of the cash flows of other assets or Groups of assets (cash generating units).

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Any impairment is recognized immediately in profit or loss.

o.	Goodwill

Goodwill represents the excess of the acquisition cost of a subsidiary over the Group´s interest in the fair values of the net assets acquired determined at the date of acquisition and is not subject to amortization.

Goodwill is not amortized but is tested annually for impairment and whenever there is any indication that the asset may be impaired. Goodwill arising from a business combination is allocated to the cash generating unit or group of units (“CGU”) receiving a benefit from the synergies of the combination and based on the level at which management monitors goodwill, which cannot be higher than an operating segment. An impairment loss is recognized if the carrying amount of an asset, CGU or group of CGUs exceeds its recoverable amount. Impairment losses are recognized in profit or loss and for goodwill they are not reversible.

p.	Business combinations

Businesses acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by the sum of the assets transfer fair values by the Company, less the liabilities incurred by the Company to the previous owners of the acquiree entity and equity shares issued by the Company in exchange for control over the acquiree equity. The cost related to the acquisition are generally recognized in profit or loss as incurred.

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

The right-of-use asset comprises all lease payments discounted at present value; the direct costs to obtain a lease; the advance lease payments; and the obligations of dismantling or removal of assets. The Group depreciates the right-of-use asset over the shorter of the lease term or the useful life of the underlying asset; therefore, when the lessee will exercises a purchase option, the lessee shall depreciate the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Depreciation begins on the lease commencement date.

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

Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and reducing the carrying amount to reflect the lease payments made.

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

r.	Foreign currency

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

Exchange differences on monetary items are recognized as foreign exchange profit or loss in the period in which they arise.

For the purpose of presenting consolidated financial statements, the assets and liabilities in foreign currency are translated in Mexican pesos, using the exchange rates prevailing at the end of the period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates are used at the date of transactions. Exchange differences arising, if any, are recognized in the case in other comprehensive income and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).

The adjustments related to goodwill and to the fair value of the identifiable assets acquired and the liabilities assumed generated in a foreign transaction, are recognized as assets and liabilities of that operation and will be translated, as appropiate, at the closing rate at the end of the reporting period. Exchange differences arising are recognized in other comprehensive income.

s.	Employee benefits

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

The Group’s net obligation with respect to the defined-benefit plan is calculated separately for each plan, estimating the amount of future benefit accrued by employees in return for their services in ongoing and past periods; that benefit is discounted to determine its present value, and the costs for the services that have not been recognized and the fair value of the plan assets are deducted. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using discount rates in accordance with IAS 19 that are denominated in the currency in which the benefits will be paid, and that have maturities that approximate to the terms of the pension liability.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

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

Current income tax (“ISR” in Mexico, United States, Guatemala and Peru) is determined at the level of each entity of the Group and is recognized in the results of the year in which it is incurred.

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

Current and deferred tax for the year are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

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

u.	Provisions and others

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

v.	Accounts payable to suppliers and accrued expenses

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

The Company, for the ease and benefit of its suppliers, has entered into supplier financing agreements with financial institutions and banks (collectively Bank), under which the Bank pays the Company’s obligations with the supplier in advance. The Company pays the Bank within the period originally specified in the invoices and the costs arising from these agreements are absorbed by the suppliers. This way, there is no extension of payment terms or changes to the original conditions. of liabilities (amount, nature, function and maturity), therefore, are not substantially different from accounts payable. Given the conditions of the agreement described above, the Company presents the balance of the suppliers that are part of the agreement in the “Accounts payable to suppliers” item in the statement of financial position. The Bank acts as an agent, therefore, it is considered an extension of the Company’s operations. Therefore, for the purposes of the consolidated statement of cash flows, when the bank pays to the supplier it is considered an operating cash outflow and a financing cash inflow, when the Company subsequently makes the payment to the bank, it is classified as a financing cash outflow

w.	Revenue recognition

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

Therefore, the transaction price is allocated between the product and the points on a relative stand-alone selling price basis. The stand-alone selling price per point is estimated based on the fair value of the product to be given when the points are redeemed by the distributors and associates and the likelihood of redemption, as evidenced by the Group’s historical experience. Additionally, a contractual liability is recognized in provisions and others in the statement of consolidated financial position for the revenue related to points earned at the time of the initial sales transaction with reducing the revenue recognized upon the initial sale of the goods. Revenue from the loyalty points is recognized when the points are redeemed by the customer and exchanged for the related products. Revenue for points that are not expected to be redeemed is recognized in proportion to the pattern of rights exercised by customers.

Variable considerations

The Group adjusts the transaction price according to the estimations that may result in a variable consideration. These estimates are determined according to the terms and conditions of the contracts with the customer, the history or the customer’s performance.

Contract costs

The Group recognizes the incremental costs to obtain a contract with a client in the consolidated results of the period because they correspond to contracts with a duration of less than one year, in line with the revenue recognition model concerning the transfer of the goods related to the cost.

x.	Earnings per share

The amount of basic earnings per share is calculated by dividing the net income for the period attributable to shareholders of the Group’s ordinary shares by the weighted average of the ordinary shares outstanding during the period.

The amount of diluted earnings per share is calculated by dividing the net income attributable to shareholders of the Group’s common shares (after adjusting for interest on convertible preferred shares, if applicable) by the weighted average of the common shares outstanding during the period plus the weighted average number of ordinary shares that would have been issued at the time of converting all diluted potential ordinary shares into ordinary shares.

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

z.	Social capital

The Group’s ordinary shares are classified as share capital within stockholders’ equity and are expressed at their historical cost.

When any entity of the Group purchases shares issued by the company (treasury shares), the consideration paid, including the costs directly attributable to said acquisition (net of taxes), is recognized as a decrease in the Group’s capital until the shares are canceled or reissued. When these shares are reissued, the consideration received, including incremental costs directly attributable to the transaction (net of tax) is recognized in the Group’s capital.

The Group’s share repurchases have been carried out through the stock exchange on which they are listed (previously on Nasdaq and beginning in June 2024, on the New York Stock Exchange “NYSE”) and are carried out with a charge to the Group’s stockholders’ equity; The maximum repurchase amount is approved by the Board of Directors for each fiscal year, without said repurchases exceeding the company’s net profits (including retained profits).

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

a.	Application of new and revised International Financial Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Group has applied a number of new and amended IFRS and interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2024. The conclusions related to their adoption are described as follows:

New and amended IFRS Standards that are effective for the current year

The Group adopted the following amendments in the current year:

●	Amendments to IAS 1, – Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants. As a result of the amendments, the Group had no impacts on the adoption of this amendment since the Group’s accounting policy is to classify its liabilities according to the contractual maturities at the end of the reporting period, without considering the future refinancing plans that it defines in its liquidity financial risk management strategy. The amendment to IAS 1 had an impact on the Company’s disclosures related to non-current liabilities with covenants. See note 16.

●	Amendments to IFRS 16 – Lease Liability in Sale and Leaseback. The Group did not have an impact on the adoption of this amendment since it has not entered into sale and leaseback transactions.

●	Amendments to IAS 7 and IFRS 7, – Supplier Finance Arrangements. The Group is subject to financing agreements with suppliers that relate to the Group’s operating activities, the terms of which are similar in nature to accounts payable to suppliers (see note 15). The amendment impacted the Company’s disclosures related to supplier financing arrangements. See note 15.

●	Agenda Decision on Segment Reporting – In July 2024, the IASB published its decision on segment reporting, which clarifies certain segment disclosure requirements. The Company adopted this decision and expanded its segment reporting; see note 26.

New and revised IFRS Standards in issue but not yet effective

As of the date of issuance of these financial statements, the Group has not applied the following new and revised IFRS, nor improvements issued by the IASB that have been published but are not yet effective.

●	IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial position, statement of profit or loss and the disclosure of performance measures defined by Management within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

●	Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit:

o	IFRS 18 has specific requirements regarding the category in which gains or losses on derivatives are recognized, which is the same category as the risk-related income and expenses used for managing derivatives. Although the Group currently recognizes these financial derivatives gains or losses in financial costs, there could be a change in where these gains or losses are recognized, and the Group is currently evaluating the need for a change.

●	The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

●	The Group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

o	Management-defined performance measures;

o	a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and

o	for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

●	From a cash flow statement perspective, IFRS 18 introduces changes to the starting point of cash flow and the way interest received, and interest paid are presented.

The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

In addition, the Group does not see potential impacts from its adoption, of the following standards and amendments considering that some are not of significant applicability and others are totally not applicable to the balances and transactions carried out by the Group.

●	Amendments to IAS 21 – Absence of Convertibility (1). The Group does not foresee any impact from this amendment because it has not entered into transactions with currencies that are considered non-exchangeable so far.

●	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments (2). The Group does not expect these amendments to have an impact on the measurement and classification of its financial instruments.

●	Annual Amendments to International Financial Reporting Standards – Volume 11 (2). The Group does not foresee any impacts from the annual amendments considering that the main purpose of these amendments is to increase the clarity of the affected standards.

●	IFRS 19 – Disclosures by Subsidiaries without Public Accountability (3). The Group is in the process of analyzing the new requirements and the benefits of reduced disclosures when adopting IFRS 19. The Group will evaluate the possible impacts on entities that could adopt this new standard to determine whether it will choose to apply IFRS 19.

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

(1) Effective for annual periods beginning on or after January 1, 2025.

(2) Effective for annual periods beginning on or after January 1, 2026.

(3) Effective for annual periods beginning on or after January 1, 2027.

The significant estimates impacting the Group’s consolidated financial statements are as follows:

-	Key assumptions used in impairment testing of Goodwill and on long-lived intangible assets

The Group performs annual impairment testing on Goodwill and long-lived intangible assets, for which key assumptions are used in the calculation of the recoverable amount (see note 12). For impairment testing, goodwill and brands with indefinite useful life are allocated to the group of cash generating units (“CGU”), from which the group has considered that economic and operational synergies of business combinations are generated. The recoverable amounts of the group of CGU have been determined based on the calculations of its fair value less disposal costs, which require the use of estimates.

The most significant of these assumptions are as follows:

●	Discount rate based on the weighted average cost of capital (WACC) of the group of CGU.

●	Average revenue growth rate.

-	Critical estimation on the determination of fair values in business combinations by “Jafra’s Acquisition” and the ongoing impairment assessment of goodwill and long-lived intangible assets.

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

5.	Cash and cash equivalents

	2024		2023	2022

Cash on hand in banks	Ps.	287,968	383,114	367,076

Time deposits		8,590	166,616	448,568

	Ps.	296,558	549,730	815,644

6.	Trade account receivables

	2024		2023	2022

Trade account receivables	Ps.	1,490,035	1,404,541	1,092,855

Expected credit loss		(356,942)	(332,086)	(121,792)

	Ps.	1,133,093	1,072,455	971,063

As of December 31, 2024, 2023 and 2022, the payment period granted to customers is 14 and 30 days for Betterware and Jafra, respectively. No interest is charged on outstanding accounts receivable.

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

The Group’s significant growth in recent years has caused volatility in collections. Because of this, management has applied significant estimation to determine the estimated expected credit losses as of December 31, 2024, 2023 and 2022, where the weighting of the historical behavior was analyzed, given what happened due to the extraordinary events of the COVID-19 pandemic, thus normalizing the expectation of future credit losses. The expected credit loss calculation is adjusted to reflect forward-looking information on macroeconomic factors that could affect customers’ ability to repay their debts.

The Group cancels an account receivable when there is information that indicates that the debtor is experiencing serious financial difficulties and there is no realistic prospect of recovery, e.g. when the debtor has been placed in liquidation or has entered bankruptcy proceedings, or when a commercial account receivable is more than one year old, whichever occurs first. For the years ended December 31, 2024, 2023 and 2022, Ps.321,399, Ps.94,194 and Ps.237,928 have been canceled, respectively.

The following tables show the expected lifetime credit loss recognized for commercial trade accounts receivable, in accordance with the simplified approach established in IFRS 9.

	Commercial trade receivables – days past due
	Betterware de México					Jafra in Mexico and United States
As of December 31, 2024	Not past due		14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		2%	5%	11%	63%	7%	26%	58%	75%
Gross amount of account receivable	Ps.	471,339	26,320	15,129	165,967	466,770	85,258	73,850	185,402	1,490,035
Expected credit loss	Ps.	9,090	1,342	1,696	105,099	34,945	22,379	42,518	139,873	356,942

	Commercial trade receivables – days past due
	Betterware de México					Jafra in Mexico and United States
As of December 31, 2023	Not past due		14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		2%	8%	14%	58%	8%	26%	57%	76%
Gross amount of account receivable	Ps.	456,616	25,165	16,939	175,534	418,654	79,281	61,568	170,784	1,404,541
Expected credit loss	Ps.	8,935	2,104	2,455	101,305	31,511	20,622	35,281	129,873	332,086

	Commercial trade receivables – days past due
		Betterware de México				Jafra in Mexico and United States
As of December 31, 2022		Not past due	14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		1%	18%	39%	41%	1%	7%	21%	61%
Gross amount of account receivable	Ps.	365,978	24,198	15,592	161,204	374,039	77,509	31,366	42,969	1,092,855
Expected credit loss	Ps.	3,561	4,337	6,142	66,126	3,589	5,130	6,735	26,172	121,792

The following tables show the movement in lifetime expected credit loss that has been recognized for commercial trade account receivables, in accordance with the simplified approach set out in IFRS 9.

	Total
Balance as of January 1, 2022	Ps.	(90,164)
Expected credit loss		(269,595)
Amounts written off		237,928
Foreign currency translation effect		39
Balance as of December 31, 2022		(121,792)
Expected credit loss		(304,501)
Amounts written off		94,194
Foreign currency translation effect		13
Balance as of December 31, 2023		(332,086)
Expected credit loss		(346,124)
Amounts written off		321,399
Foreign currency translation effect		(131)
Balance as of December 31, 2024	Ps.	(356,942)

Long term account receivable from the sale of the “San Angel” property

As of December 31, 2024 the Company recognized an account receivable arising from the sale of the San Ángel de Jafra Mexico property. The sale transaction was agreed for a total price of Ps.385,700, of which only Ps.140,000 has been collected as of December 31, 2024. The remaining Ps.245,700 will be covered in semiannual payments until 2027.

This receivable was initially recognized at fair value, which was determined as the present value of future cash flows using an effective rate of 10.1%As of December 31, 2024, management decided not to recognize an expected credit loss effect on the San Ángel account receivable because the probability of non-collection was considered low and the payments are secured by the mortgage on the same property.

7.	Inventories and cost of sales

	2024		2023	2022

Finished goods	Ps.	1,877,018	1,395,220	1,568,459
Raw materials		272,958	257,686	109,681
Packing material		117,689	130,341	262,480
		2,267,665	1,783,247	1,940,620
Merchandise in transit		237,428	247,286	182,050
	Ps.	2,505,093	2,030,533	2,122,670

Inventories recognized within cost of sales in the income statement during the year were Ps.4,479,741, Ps.4,230,600 y Ps.3,953,007 for the years of 2024, 2023, and 2022, respectively.

The cost of inventories recognized as an expense includes Ps.78,932, Ps.81,913 and Ps.72,988, for the years 2024, 2023 and 2022, respectively, in respect of write-downs of inventory to net realizable value. Such write-downs have been recognized to account for obsolete inventories.

8.	Prepaid expenses

	2024		Restated* 2023	2022

Advances to suppliers	Ps.	28,555	32,773	12,891
Premiums paid in advance for insurance		28,043	21,419	16,238
Other		31,084	23,276	23,433

	Ps.	87,682	77,468	52,562

(*)	Details of the restatement are shown in note 2b.

9.	Other assets

	2024		2023	2022

Inventory of rewards	Ps.	130,411	204,117	153,168
Security deposit		14,366	13,325	8,654
Rewards catalogs		7,860	11,233	13,009
Recoverable taxes		2,290	1,741	2,133
Accounts receivable from consultors		1,660	41,699	42,878
Other receivables		5,246	12,330	15,099

		161,833	284,445	234,941

Current		147,329	230,688	188,266
Non-current		14,504	53,757	46,675

	Ps.	161,833	284,445	234,941

10.	Property, plant and equipment, net

	2024		2023	2022

Acquisition cost	Ps.	2,281,654	3,258,234	3,190,297
Accumulated depreciation		(480,179)	(347,881)	(216,923)

	Ps.	1,801,475	2,910,353	2,973,374

Acquisition cost:	As of December 31, 2023		Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2024

Land	Ps.	1,302,493	-	(808,247)	(206,581)	-	287,665
Molds and machinery		611,337	207	(4,426)	36,366	-	643,484
Vehicles		32,193	2,284	(2,996)	-	-	31,481
Computers and equipment		126,324	21,808	(10,199)	31,583	24,460	193,976
Leasehold improvements		38,562	-	(15,856)	130,954	-	153,660
Buildings		1,062,347	1,021	(118,116)	-	-	945,252
Construction in progress		84,978	148,603	(8,594)	(198,903)	52	26,136

	Ps.	3,258,234	173,923	(968,434)	(206,581)*	24,512	2,281,654

(*)	Transfer to assets held for sale see note 1b.

Accumulated depreciation:	As of December 31, 2023		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2024

Molds and machinery	Ps.	(174,392)	(78,360)	3,938	-	(248,814)
Vehicles		(14,060)	(7,000)	1,976	-	(19,084)
Computers and equipment		(17,554)	(39,008)	9,964	(22,401)	(68,999)
Leasehold improvements		(27,569)	(6,750)	15,818	-	(18,501)
Buildings		(114,306)	(49,030)	38,555	-	(124,781)

	Ps.	(347,881)	(180,148)	70,251	(22,401)	(480,179)

Acquisition cost:	As of December 31, 2022		Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2023

Land	Ps.	1,302,493	-	-	-	-	1,302,493
Molds and machinery		558,027	1,002	(9,058)	61,366	-	611,337
Vehicles		21,773	2,099	(3,168)	11,489	-	32,193
Computers and equipment		122,502	16,583	(11,879)	17,593	(18,475)	126,324
Leasehold improvements		43,238	-	(4,820)	144	-	38,562
Buildings		1,032,032	-	-	30,315	-	1,062,347
Construction in progress		110,232	105,871	(9,900)	(120,907)	(318)	84,978

	Ps.	3,190,297	125,555	(38,825)	-	(18,793)	3,258,234

Accumulated depreciation:	As of December 31, 2022		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2023

Molds and machinery	Ps.	(103,267)	(74,657)	3,532	-	(174,392)
Vehicles		(9,095)	(5,968)	1,003	-	(14,060)
Computers and equipment		(7,997)	(37,443)	11,829	16,057	(17,554)
Leasehold improvements		(31,066)	(1,323)	4,820	-	(27,569)
Buildings		(65,498)	(48,808)	-	-	(114,306)

	Ps.	(216,923)	(168,199)	21,184	16,057	(347,881)

Acquisition cost:	As of January 1, 2022		Subsidiaries’ Acquisitions	Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2022

Land	Ps.	49,256	1,253,237	-	-	-	-	1,302,493
Molds and machinery		270,148	237,818	1,081	(18,319)	67,299	-	558,027
Vehicles		17,714	-	6,183	(2,124)	-	-	21,773
Computers and equipment		80,979	101,512	9,605	(99,640)	32,544	(2,498)	122,502
Leasehold improvements		38,115	1,430	479	-	3,214	-	43,238
Buildings		678,298	321,994	-	-	31,740	-	1,032,032
Construction in progress		97,284	41,790	107,260	(1,302)	(134,797)	(3)	110,232

	Ps.	1,231,794	1,957,781	124,608	(121,385)	-	(2,501)	3,190,297

Accumulated depreciation:	As of January 1, 2022		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2022

Molds and machinery	Ps.	(48,761)	(60,965)	6,459	-	(103,267)
Vehicles		(5,283)	(3,992)	180	-	(9,095)
Computers and equipment		(54,188)	(40,738)	84,523	2,406	(7,997)
Leasehold improvements		(29,936)	(1,134)	4	-	(31,066)
Buildings		(24,134)	(41,364)	-	-	(65,498)

	Ps.	(162,302)	(148,193)	91,166	2,406	(216,923)

Depreciation expense is included in administrative expenses and cost of sales line in the consolidated statement of profit or loss and other comprehensive income. During 2024, an impairment loss of Ps. 166,581 was determined on assets held for sale, during 2023 and 2022 no impairment losses were determined.

The Group built a distribution center, which was ready to use in 2021 and it was started to capitalization began to be capitalized in that year, however, the construction remainder was completed until 2023. As of December 31, 2023, and 2022, the total payments related to this construction amounted to Ps.2,349 and Ps.37,500, respectively. The total investment amounted to Ps.1,110,807.

During 2024, 2023 and 2022 there was no capitalization of interest associated with qualifying assets.

As of December 31, 2024, the Group carried out the sale of the properties “Las Flores” and “San Ángel” for the price of Ps.16,500 and Ps.385,700, respectively. As a result of the sale of said properties, the Group recognized an accounting loss of Ps.60,614 and Ps.469,108, respectively, as described in note 1a.

As of December 31, 2024, the Company reclassified the O’Farril land in Jafra Mexico from property, plant and equipment to assets classified as held for sale for a value of Ps.40,000. At the end of 2024, the carrying amount of O’Farril was Ps.206,581 (value recorded in the acquisition of Jafra businesses), which was impaired to its fair value of Ps.166,581 due to the decrease in the market value of the properties in Mexico City. This impairment is presented into administrative expenses.

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

The assets and liabilities to date are as follows:

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

At the acquisition completion date, no contingent liabilities arose that needed to be recorded, nor were there any contingent consideration agreements. Additionally, acquisition costs were not significant.

12.	Goodwill

	As of December 31, 2023		Additions	Disposals	As of December 31, 2024

Cost	Ps.	1,599,718	-	-	1,599,718

	As of December 31, 2022		Additions	Disposals	As of December 31, 2023

Cost	Ps.	1,599,718	-	-	1,599,718

	As of January 1, 2022		Additions	Disposals	As of December 31, 2022

Cost	Ps.	371,075	1,251,277	(22,634)	1,599,718

Goodwill and indefinite-lived intangible assets are allocated to those cash-generating units or group of cash-generating units that are expected to benefit from the synergies of the related business combination, and these represent the lowest level within the Group at which management monitors goodwill. The level of cash-generating units or group of cash-generating units is based on management’s monitoring of the operating business.

The Group’s goodwill balances were allocated as follows:

	As of December 31:
	2024		2023	2022

Betterware	Ps.	348,441	348,441	348,441
Jafra Mexico		1,250,132	1,250,132	1,250,132
Finayo		1,145	1,145	1,145
Total	Ps.	1,599,718	1,599,718	1,599,718

The Betterware’s goodwill, corresponds to the resulting excess between the consideration given and the fair values of the net assets acquired on the acquisition date by Betterware Latinoamerica Holding México, S.A. de C.V. (BLHM) and Strevo Holding, S.A. de C.V.

During the 2022 period, GuruComm and Innova Catálogos ceased to belong to the Group in the months of March and November, respectively, therefore, the goodwill is shown as disposals for Ps.22,634 in that year.

On March 25, 2022, Betterware and Programa Lazos, S.A. de C.V., acquired 2% and 98%, respectively, of the participation in shares of Finayo, S.A.P.I. de C.V. SOFOM ENR. The Group recorded a goodwill of Ps.1,145 corresponding to the excess of the consideration paid and the fair values of the net assets acquired for the acquisition of 100% of Finayo. In June 2023, the percentage of participation in Finayo was modified as follow: an increase in Betterware from 2% to 99.05% and a decrease in Programa Lazos from 98% to 0.95%.

On April 7, 2022, Betterware acquired 100% of Jafra in Mexico and the United States, along with its trademarks “Jafra”; the total cash agreed amounted to Ps.5,044,371 (see note 11). The addition to goodwill for Ps.1,250,132 corresponds to the excess of the consideration paid and the fair values of the net assets acquired for the acquisition of 100% of Jafra Cosmetics International S.A. de C.V., Jafra México Holding B.V. and Jafra Cosmetics International Inc.

Impairment tests

Cash-generating units were goodwill is allocated and indefinite-lived intangible assets are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The recoverable value of CGUs or group of CGUs was based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was classified as Level 3 fair value based on the inputs to the valuation technique used.

The values assigned to the key assumptions represent the administration’s assessment of future trends in relevant industries and are based on historical data from external and internal sources.

As of December 31, 2024, 2023 and 2022, the estimated recoverable amount of the group of CGUs exceeded it carrying amount.

The key assumptions used in the estimation of the recoverable amount are set out below:

	2024		2023		2022
In percentages	Betterware	Jafra México	Betterware	Jafra México	Betterware	Jafra México
Discount rate	12.4	15.1	14.7	16.7	10.0	9.1
Average revenue growth rate	4.6	14.5	5.0	9.0	2.3	8.1
Terminal value growth rate	3.7	3.0	3.3	3.3	0.0	2.0
EBITDA margin (earnings before interest, taxes, depreciation and amortization)	22.2	20.6	27.5	19.0	30.0	15.3

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

There are no reasonably possible changes in any of the key assumptions that would result in potential impairment, for the next twelve months.

13.	Intangible assets, net

	2024		2023	2022

Acquisition cost	Ps.	1,891,360	1,883,780	1,878,269
Accumulated depreciation		(321,137)	(233,827)	(134,387)

	Ps.	1,570,223	1,649,953	1,743,882

Acquisition cost:	As of December 31, 2023		Additions	Disposals	Foreign currency translation	As of December 31, 2024

Brand	Ps.	1,102,106	-	-	-	1,102,106
Customer relationships		617,808	-	-	-	617,808
Software		158,242	7,478	-	-	165,720
Brands and logo rights		5,624	102	-	-	5,726

	Ps.	1,883,780	7,580	-	-	1,891,360

Accumulated amortization:	As of December 31, 2023		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2024

Customer relationships	Ps.	(142,146)	(52,451)	-	3,743	(190,854)
Software		(86,522)	(38,517)	-	-	(125,039)
Brands and logo rights		(5,159)	(85)	-	-	(5,244)

	Ps.	(233,827)	(91,053)	-	3,743	(321,137)

Acquisition cost:	As of December 31, 2022		Additions	Disposals	Foreign currency translation	As of December 31, 2023

Brand	Ps.	1,102,106	-	-	-	1,102,106
Customer relationships		617,808	-	-	-	617,808
Software		152,783	5,459	-	-	158,242
Brands and logo rights		5,572	52	-	-	5,624

	Ps.	1,878,269	5,511	-	-	1,883,780

Accumulated amortization:	As of December 31, 2022		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2023

Customer relationships	Ps.	(84,145)	(52,551)	-	(5,450)	(142,146)
Software		(45,159)	(41,363)	-	-	(86,522)
Brands and logo rights		(5,083)	(76)	-	-	(5,159)

	Ps.	(134,387)	(93,990)	-	(5,450)	(233,827)

Acquisition cost:	As of January 1, 2022		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2022

Brand	Ps.	253,000	840,616	9,493	-	(1,003)	1,102,106
Customer relationships		64,000	553,808	-	-	-	617,808
Software		111,340	-	41,443	-	-	152,783
Brands and logo rights		5,463	-	109	-	-	5,572

	Ps.	433,803	1,394,424	51,045	-	(1,003)	1,878,269

Accumulated amortization:	As of January 1, 2022		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2022

Customer relationships	Ps.	(43,733)	(40,412)	-	-	(84,145)
Software		(15,473)	(29,686)	-	-	(45,159)
Brands and logo rights		(4,837)	(246)	-	-	(5,083)

	Ps.	(64,043)	(70,344)	-	-	(134,387)

Brands:

●	The “Betterware” brand is an intangible asset with an indefinite useful life and a carrying amount of Ps.253,000, which is presented in the consolidated statements of financial position. This brand was transmitted to the Group through a merger carried out on July 28, 2017, with Strevo Holding, S.A. de C.V. (a related party under common control). Strevo obtained such brand when acquiring the majority of the Betterware’s shares in March 2015.

●	The “Jafra” brands are intangible assets with an indefinite useful life and a carrying amount of Ps.849,106, which is presented in the consolidated statements of financial position. Since the business combination with the Group on the date of on April 7, 2022, the Jafra brands were valued at their fair value.

Brands are not amortized. The Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets that amount to Ps.1,599,718 and Ps.1,102,106, respectively, of which Ps.1,250,132 and Ps.849,106, respectively, and which are related to the group of cash generating units of Jafra Mexico.

Customer relationships:

●	The intangible for the relationship with customers of Betterware was transferred to the Group through a merger with Strevo carried out on July 28, 2017, this intangible asset has a useful life of ten years and is amortized using the straight-line method.

●	The intangible for the relationship with customers of Jafra arose from the valuation of assets acquired and liabilities assumed by business combination dated April 7, 2022, this intangible asset has a useful life of twelve years and are amortized using the straight-line method. The calculation comprised the revenues attributable to Jafra Mexico and the total number of consultants as of the valuation date. In addition, future revenues, growth rate and desertion were projected.

The customers relationships balance of the Group is described below:

	As of December 31:
	2024		2023	2022

Betterware	Ps.	1,067	7,467	13,867
Jafra Mexico		425,887	468,195	519,796
Total of customers relationships	Ps.	426,954	475,662	533,663

Brands and logo rights

●	Betterware has incurred expenses related to the registration of trademarks and logos rights with intellectual property authorities, which have a defined life, are amortized linearly over their estimated useful life, which ranges from 10 to 30 years. As of December 31, 2024, 2023 and 2022, intangible assets for brands and logo rights are presented in the consolidated statement of financial position for a total of Ps.482, Ps.465, and Ps.489, respectively.

At each reporting date, the Group reviews the carrying amounts of its intangible assets with a definitive life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. As of December 31, 2024, 2023 and 2022, the Group has been not identified indications of impairment.

In relation to impairment of intangible assets with indefinite useful life (brand), the Group estimates the recoverable amount of the intangible asset which is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used (see note 12).

14.	Leases

Right-of-use assets, net

The Group leases a fleet of cars for operating activities and as a work tool, as well as computers, servers, printers, real estate (Jafra distribution center and commercial venues) with different expiration dates, with the latest expiration date in 2034. These leases were recorded as right of use assets as follows:

	2024		Restated (*) 2023	2022

Cost	Ps.	621,394	556,293	381,824
Accumulated depreciation		(307,371)	(194,732)	(88,259)

	Ps.	314,023	361,561	293,565

	As of December 31, 2023		Additions	Disposals	Foreign currency translation	As of December 31, 2024

Vehicles	Ps.	137,408	65,109	(20,809)	2,266	183,974
Buildings		225,936	-	(2,430)	10,927	234,433
Warehouses		117,854	4,036	(761)	6,240	127,369
Office furniture and equipment		8,395	433	-	-	8,828
Computer equipment		66,700	2,122	(2,032)	-	66,790

Cost	Ps.	556,293	71,700	(26,032)	19,433	621,394

	As of December 31, 2023		Additions	Disposals	Foreign currency translation	As of December 31, 2024

Vehicles	Ps.	(54,394)	(38,996)	18,999	(1,325)	(75,716)
Buildings		(40,178)	(33,812)	(2,344)	(4,059)	(80,393)
Warehouses		(59,919)	(26,560)	-	(4,065)	(90,544)
Office furniture and equipment		(2,919)	(2,650)	-	-	(5,569)
Computer equipment		(37,322)	(18,967)	1,140	-	(55,149)

Accumulated depreciation	Ps.	(194,732)	(120,985)	17,795	(9,449)	(307,371)

	As of December 31, 2022		Additions	Disposals	Foreign currency translation	As of December 31, 2023(*) Restated

Vehicles	Ps.	107,542	49,934	(18,206)	(1,862)	137,408
Buildings		94,616	139,645	-	(8,325)	225,936
Warehouses		119,903	2,718	-	(4,767)	117,854
Office furniture and equipment		8,151	3,172	(2,928)	-	8,395
Computer equipment		51,612	15,088	-	-	66,700

Cost	Ps.	381,824	210,557	(21,134)	(14,954)	556,293

	As of December 31, 2022		Additions	Disposals	Foreign currency translation	As of December 31, 2023(*) Restated

Vehicles	Ps.	(20,918)	(41,266)	6,275	1,515	(54,394)
Buildings		(12,947)	(30,306)	1,647	1,428	(40,178)
Warehouses		(35,275)	(26,158)	-	1,514	(59,919)
Office furniture and equipment		(1,346)	(2,651)	1,078	-	(2,919)
Computer equipment		(17,773)	(19,549)	-	-	(37,322)

Accumulated depreciation	Ps.	(88,259)	(119,930)	9,000	4,457	(194,732)

(*)	Details of the restatement are shown in note 2b.

	As of January 1, 2022		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2022

Vehicles	Ps.	623	59,657	48,433	(1,171)	-	107,542
Buildings		-	7,049	88,051	(484)	-	94,616
Warehouses		17,101	53,575	49,227	-	-	119,903
Office furniture and equipment		-	2,697	5,454	-	-	8,151
Computer equipment		19,968	27,803	3,856	(15)	-	51,612

Cost	Ps.	37,692	150,781	195,021	(1,670)	-	381,824

	As of January 1, 2022		Additions	Disposals	Foreign currency translation	As of December 31, 2022

Vehicles	Ps.	(147)	(21,795)	1,024	-	(20,918)
Buildings		-	(12,947)	-	-	(12,947)
Warehouses		(17,101)	(18,658)	484	-	(35,275)
Office furniture and equipment		-	(1,346)	-	-	(1,346)
Computer equipment		(3,060)	(14,419)	1	(295)	(17,773)

Accumulated depreciation	Ps.	(20,308)	(69,165)	1,509	(295)	(88,259)

The right-of-use asset depreciation expense for the years of 2024, 2023 and 2022 amounted to Ps.120,985, Ps.119,930 and Ps.69,165, respectively, and is included within administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

As of December 31, 2024, 2023 and 2022, the Group has master lease contracts for computers, servers, cars, BWM’s corporate office, Jafra México’s distribution center, office equipment (printers), and premises in different regions.

As of December 31, 2024, 2023 and 2022, Betterware leased warehouses, offices, commercial space, and equipment, used in normal operations of the Group’s companies, to which the short-term exemption was applied, considering that the lease term was for less than one year. The rental expense for the years ended December 31, 2024, 2023 and 2022, amounted to Ps.34,111, Ps.15,295 and Ps.31,003, respectively.

Lease liabilit

The lease liabilities as of December 31, 2024, 2023 and 2022 are described below.

Lease liability
Balance as of January 1, 2022	Ps.	17,880
Subsidiaries’ Acquisitions (1)		146,187
Lease additions (1)		193,856
Lease disposals (1)		(195)
Rent payments (principal and interest) (2)		(76,214)
Foreign currency translation (1)		(1,172)
Interest expense (1)		11,566
Balance as of December 31, 2022		291,908
Lease additions (1)		210,557
Lease disposals (1)		(12,298)
Rent payments (principal and interest) (2)		(123,241)
Foreign currency translation (1)		(12,526)
Interest expense (1)		34,321
Balance as of December 31, 2023(*) Restated		388,721
Lease additions (1)		71,700
Lease disposals (1)		(7,849)
Rent payments (principal and interest) (2)		(155,361)
Foreign currency translation (1)		13,009
Interest expense (1)		34,375
Balance as of December 31, 2024	Ps.	344,595

(1)	Changes that do not represent cash flow
(2)	Changes that represent cash flow

(*)	Details of the restatement are shown in note 2b.

The maturity analysis of total future minimum lease payments, including non-accrued interest, is as follows:

Year	Amount
2025	Ps	132,913
2026		98,931
2027		60,831
2028		31,359
2029-2034		139,778

	Ps	463,812

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

Supplier finance arrangements:

Supplier financing agreements are characterized by one or more banks offering to pay the amounts a company owes its suppliers. The company subsequently pays the banks according to the original terms and conditions agreed upon with the suppliers. These agreements provide the entity’s suppliers with early payment terms, compared to the payment due date of the related invoice.

The Group has established certain supplier financing agreements with five local banks (Banamex, BBVA, HSBC, Santander, and Sabadell), through which suppliers can discount their invoices before the payment period originally agreed upon with the Company. The Group is not involved in suppliers’ decisions to join these programs, and there is no substantial impact on the payment terms, amounts payable, or their liquidity. Each supplier bears the financial cost of the discount. The Group has no financial interest in suppliers’ decisions to participate in the program and does not provide any guarantees in connection with the agreements.

As of December 31, 2024, 2023, and 2022, the Group’s payment term to its suppliers is 120 days after the original invoice date. This term is the same for suppliers under supplier financing arrangements as for comparable suppliers not party to supplier financing arrangements.

There were no impacts on liabilities under supplier financing arrangements in any of the periods as a result of business combinations or exchange rate differences, nor were there any transfers of trade payables to financial debt.

The carrying amounts of liabilities under supplier financing arrangements are considered to reasonably approximate their fair values due to their short-term nature.

The existing financial arrangements are described below:

		Arrangements		Liabilities under finance arrangement				The supplier has received payment from the finance provider
Bank	Company	amount	Currency	2024		2023	2022	2024		2023	2022
Banamex	BWM	160,000	MXN	Ps.	-	94,352	109,910	Ps.	-	46,225	73,332
Banamex	BWM	16,500	USD		118,181	185,607	108,967		118,181	185,607	108,967
BBVA	BWM	800,000	MXN		163,065	114,495	108,729		109,083	86,786	64,013
BBVA	JAFRA	150,000	MXN		31,265	39,226	5,564		31,265	39,226	5,564
HSBC	BWM	50,000	USD
			MXN		124,291	100,835	82,025		103,498	80,923	80,176
HSBC	JAFRA	15,000	USD		56,369	1,480	-		56,369	1,480	-
Santander	BWM	10,000	USD		19,772	81,080	80,072		19,772	81,080	80,072
Sabadell	BWM	6,000	USD		16,388	28,514	15,648		16,388	28,514	15,648
				Ps.	848,192	957,576	668,015	Ps.	773,417	861,828	584,872

The Company pays banks an annual fee for supplier financing agreements. At the end of 2024, 2023 and 2022, this amounted to Ps.13,060, Ps.13,389 and Ps.8,654, respectively.

Accrued expenses:

The Group’s accrued expenses mainly comprise outstanding payment amounts (retention of income taxes and VAT) and social security’s contributions (IMSS, SAR and INFONAVIT) expenses among other accrued expenses.

16.	Debt and borrowings

	2024		2023	2022

Simple credit line joint and several obligation with BBVA, up to Ps.1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.	Ps.	1,355,000	1,500,000	-

Two-tranche sustainability bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the first offer of Ps.500,000 started paying interest at 5.15% plus 0.40% and for the monthly subsequent payments, the rate will be based on the 29-day TIIE rate issued by BANXICO plus 0.40%; the second offer of Ps.1,000,000 will pay interest semi-annually at a fixed rate of 8.35%, during the sustainability bond term.		1,493,237	1,488,830	1,485,545

Simple credit line with HSBC, up to Ps.950,000, valid until September 13, 2029 and monthly interest payment at the TIIE rate (the 28-day equilibrium interbank interest rate published in BANXICO), plus 1.3 points percentages, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.		902,500	950,000	-

Two-tranche bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the third offer of Ps.313,974 started paying interest at 12.41% and for the monthly subsequent payments, the rate will be based on the 28-day TIIE rate issued by BANXICO plus 0.90%; the fourth offer of Ps.500,000 will pay interest semi-annually or every 182 days at a fixed rate of 11.23%, during the bond term.		808,122	806,361	-

On April 5, 2022, Betterware entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps.800,000. The line of credit bearing interest at the 28-day TIIE rate plus 100 basis points, payable monthly, with a term of 36 months from the date of signing the original contract.		120,000	300,000	-

On March 10, 2020, Betterware entered into a credit line agreement with HSBC México, S.A., for an amount of Ps.50,000. BLSM is jointly and severally liable for this credit line. On June 17, 2022, we entered into the fourth amendment agreement by which the available funds under the credit line were increased to Ps.300,000. The line bears interest at the TIIE rate plus 100 basis points.		80,000	-	-

Credit line with Banamex, with interest rate at TIIE (28 days published in BANXICO) plus 110 basis points. The line considers payments of drawdowns within no more than 90days. This short-term line of credit, which is available and paid in a term of no more than 12 months.		-	-	200,000

Simple credit line with Banamex, HSBC, BBVA, Bajío, BanCoppel and Scotiabank, up to Ps.4,498,695, with interest (28-day TIIE published in BANXICO) plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to unpaid and past-due balances.		-	-	4,432,711

Interest payable	Ps.	66,084	86,231	30,419

Total debt		4,824,943	5,131,422	6,148,675

Less: Current portion		1,156,084	508,731	230,419

Long term debt and borrowings	Ps.	3,668,859	4,622,691	5,918,256

Long term debt- Credit Line with HSBC

On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit with joint obligation, up to Ps.950,000, valid until September 13, 2029 and payment of monthly interest at the TIIE rate (the of interbank interest rate) at 28 days published in BANXICO plus 1.3bp, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.

On September 13, 2023, Betterware used the Ps.950,000 of the credit line with HSBC to pay our revolving lines.

As of December 31, 2024, the amount paid to the principal of this credit line amounts to Ps.47,500.

As of December 31, 2024, the current portion of this long-term simple line amounted to Ps.190,000.

Long term debt- Offering of bonds in Securities Commission and to the Mexican Stock Exchange (“BMV”, for its acronym in Spanish) (BWMX 23 and BWMX 23-2)

On July 7, 2023, Betterware successfully concluded the third and fourth bond issuance for a total of Ps.813,974, with maturities of 4 and 7 years, offered in the Mexican Market. The third offer of bonds for Ps.313,374 started paying interest at 12.41% rate and for the subsequent monthly payments, the rate will be based on the 28-day TIIE rate issued by Banxico plus 0.90%, and the fourth offer of Ps.500,000 will pay interest semi-annually at a fixed rate of 11.23% during the bond term. Principal payments are at the end of every bond maturity.

On July 10, 2023, Betterware used the bond amount net of issuance costs of Ps.810,197, to pay the syndicated credit line.

Long term debt- Credit Line with BBVA

On July 5, 2023, Betterware entered into a credit agreement with BBVA, up to Ps.1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.

On July 10, 2023, Betterware used the Ps.1,500,000 of the credit line with BBVA to pay the syndicated credit line.

As of December 31, 2024, the amount paid to the principal of this credit line amounts to Ps. 145,000.

As of December 31, 2024, the current portion of this long-term simple line amounted to Ps.200,000.

Long term debt- Syndicated Credit Line

On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel, and Scotiabank, as syndicated lenders, for a credit line of up to Ps.4,498,695. The funds under the credit line were entirely allocated to the Jafra Acquisition in Mexico and the United States. The credit line had a maturity of 5 years from the date of signing the contract in March 2022, which paid monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. The first 24 months the credit line had no principal payments, and from month 25 principal payments began in an increasing manner, with a global payment of 30% in month 60. Jafra subsidiaries were jointly responsible for this credit.

During the months of March and June 2023, Betterware made two principal payments for Ps.1,000,000 and Ps.250,000, respectively. On July 10, 2023, the remaining principal of the syndicated loan for Ps.3,248,695 was prepaid. The resources used came from long-term debt: Ps.1,500,000 from BBVA and Ps.810,197 from the new bond issue; and short-term loans: Ps.550,000 from the revolving line with BBVA, Ps.150,000 from the revolving line with Santander, Ps.50,000, from the revolving line with HSBC, and the remaining amount for Ps.188,498 was taken from available cash of Betterware and Jafra on the settlement date.

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

Banamex- Unsecured current credit line

●	Betterware has an unsecured credit line with Banamex since July 2016, for up to Ps.900,000, at a rate based on the 28-days TIIE plus 110 basis points. As of December 31, 2021, the interest rate was 28-days TIIE plus 285 basis points. During the years 2023 and 2022, Betterware used Ps.700,000 and Ps.250,000, respectively. and as of December 31, 2023, and 2022 has been reimbursed to Ps.900,000 and Ps.50,000, respectively. During 2024, BWM did not receive cash from this credit line.

As of December 31, 2022, the balance of this current line closed at Ps.200,000.

HSBC- Current credit line

●	On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps.50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to Ps.150,000. On June 17, 2022, the fourth modifying agreement was signed, which increased the available funds to Ps.300,000; and it bears interest at the TIIE rate plus 100 basis points. During the years 2024, 2023 and 2022, Betterware received several deposits of this revolving line which together amounted to Ps. 1,120,000, Ps.300,000 and Ps.620,000, respectively, which, as of December 31, 2024, 2023 and 2022, had been paid.

As of December 31, 2024, the balance of this short-term line closed at Ps.80,000.

BBVA- Current credit line

●	On April 5, 2022, the Group entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps.800,000. The line of credit bearing interest at the 28-day TIIE rate plus 100 basis points, payable monthly, with a term of 36 months from the date of signing the original contract. During the years 2024, 2023 and 2022, Betterware received several deposits of this revolving line which together amounted to Ps.1,723,000, Ps.1,855,020 and Ps.450,010, respectively, which, as of December 31, 2024, 2023, and 2022, were paid Ps. 1,903,000, Ps.1,555,020 and Ps.450,010, respectively.

As of December 31, 2024 and 2023, the balance of this short-term line closed at Ps.120,000 and Ps.300,000, respectively.

Santander-Current credit line

●	On May 30, 2022, Betterware entered into a current account credit agreement with Santander México, S.A., for an amount of Ps.200,000. BLSM is jointly and severally liable for this credit. The maturity date of this line of credit is May 31, 2024, and accrues interest at the TIIE rate plus 190 basis points. During fiscal year 2023, Betterware has used Ps.380,000 under such revolving credit line and which has been reimbursed to Santander. During 2024 and 2022, BWM did not receive cash from this credit line.

HSBC Revolving Credit

●	On May 3, 2024, Jafra entered into a current account credit agreement with HSBC México, S.A., Institución de Banca Múltiple, for an amount of Ps.70,000. The term of the agreement is 24 (twenty-four) months from the date of execution of the agreement and accrues interest at the 28-day TIIE reference base rate plus a margin applicable to the reference rate. During 2024, Jafra has used of the revolving line Ps. 184,100, and at the end of the year were paid in full.

As of December 31, 2024, 2023 and 2022, the fair value of the debt (borrowings and long-term bond) amounted to Ps. 4,784,355, Ps.5,145,691, and Ps.6,489,926, respectively. The fair value of the long term bond in 2024, 2023 and 2022, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings in 2024, 2023 and 2022 was calculated based on level 2 of the fair value, using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

Interest expenses related to the borrowings presented above are included in the interest expense item in the consolidated statement of earnings and other comprehensive income.

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Long-term debt and borrowings		Interest payable	Derivative financial instruments, net

Balances as of January 1, 2022	Ps.	1,482,276	28,109	(28,193)
Changes that represent cash flows -
Loans obtained		5,818,705	-	-
Payments		(1,120,025)	(502,847)	-
Bond issuance costs		(88,722)	-	-
Changes that do not represent cash flows:
Interest expense		-	505,157	-
Control obtained over subsidiaries
Amortization of bond issuance cost		3,285	-	-
Amortization of issuance cost from Long-term debt- Syndicated Credit		22,737	-	-
Valuation effects of derivative financial instruments		-	-	43,522
Balances as of December 31, 2022		6,118,256	30,419	15,329
Changes that represent cash flows -
Loans obtained		6,498,994	-	-
Payments		(7,633,715)	(652,313)	-
Bond issuance costs		(8,355)	-	-
Changes that do not represent cash flows:
Interest expense		-	708,125	-
Amortization of bond issuance cost		4,026	-	-
Amortization of issuance cost from Long-term debt- Syndicated Credit		15,538	-	-
Cancellation of Line issuance cost from Long-term debt- Syndicated Credit		50,447	-	-
Valuation effects of derivative financial instruments		-	-	32,591
Balances as of December 31, 2023		5,045,191	86,231	47,920
Changes that represent cash flows -
Loans obtained		3,027,100	-	-
Payments		(3,319,600)	(603,921)	-
Changes that do not represent cash flows:
Interest expense		-	583,774	-
Amortization of bond issuance cost		6,168	-	-
Valuation effects of derivative financial instruments		-	-	(156,766)
Balances as of December 31, 2024	Ps.	4,758,859	66,084	(108,846)

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

The Group’s long-term debt and interest maturities as of December 31, 2024, including non-accrued interest, are as follows:

Year	Amount

2025	Ps.	1,497,908
2026		1,025,563
2027		1,328,118
2028		1,595,499
2029-2030		734,406
	Ps.	6,181,494

The long-term and current debt of the credit line with HSBC and the current account credit line with Banamex contains the following financial obligations:

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

The long-term debt of both bond issues has the following obligations:

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

The Group was in compliance with all financial covenants as of December 31, 2024, 2023 and 2022 and at the end each reported quarter, with the exception of subsection “c” of the syndicated loan’s financial obligations during 2022; however, a waiver was obtained from the agent bank before December 31, 2022; therefore, there were no implications for the classification of the syndicated debt. The Management determined that there is no uncertainty regarding compliance with covenants in the next 12 months.

17.	Income taxes

The subsidiaries of the Group in México and abroad are individually subject to the payment of income taxes. These taxes are not determined based on the consolidates figures of the Group but are calculated individually at the level of each company declaration and each of these presents its taxes separately.

According to the specific requirements of each country, the statutory rates for the years 2024, 2023 and 2022 years, were 30% for México, 25% for Guatemala, 21% for United States and 29.5% for Perú, and will continue as such in future years.

Income tax recognized in profit or loss for the years of 2024, 2023 and 2022 was comprised of the following:

	2024		Restated(*) 2023	2022

Current tax	Ps.	752,566	645,521	533,522
Deferred tax (benefit) expense		(283,306)	(265,498)	(16,602)

	Ps.	469,260	380,023	516,920

(*)	Details of the restatement are shown in note 2b.

Income tax expense recognized at the effective ISR rate differs from income tax expense at the statutory tax rate. Reconciliation of income tax expense recognized from statutory to effective ISR rate is as follows:

	2024		Restated(*) 2023	2022

Profit before income tax	Ps.	1,180,782	1,416,587	1,386,884
Tax rate		30%	30%	30%
Income tax expense calculated at 30% statutory tax rate		354,235	424,976	416,065
Inflation effects, net		59,295	(17,730)	3,536
Non-deductible expenses (1)		56,414	65,978	148,569
Share-based payments		-	1,403	1,780
Other items, net		(684)	(94,604)	(53,030)

	Ps.	469,260	380,023	516,920
		40%	27%	37%

(*)	Details of the restatement are shown in note 2b.

(1)	Includes (i) certain payroll expenses which are partially deductible, such as grocery vouchers, help for transportation, life and major medical expenses insurance, among others; and (ii) certain cost of sales expenses as samples and obsolescence items.

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

Composition of the deferred tax asset (liabilities) is presented below, along with the reconciliation of changes in deferred tax balances as of December 31, 2024, 2023, and 2022:

Temporary differences	As of December 31, 2023		Recognized in profit or loss	As of December 31, 2024

Deferred tax assets:
Expected credit loss	Ps.	100,143	6,940	107,083
Accruals and provisions		301,621	37,305	338,926
Customers’ prepayments		88	26	114
Non-deductible interest		120,236	(120,236)	-
Leases		119,965	(16,586)	103,379
Inventories		(17,704)	24,626	6,922
Other assets and prepaid expenses		(14,750)	38,433	23,683
Property, plant and equipment		(243,160)	314,603	71,443

Deferred tax liabilities:
Non-current assets held for sale		-	(12,000)	(12,000)
Intangible assets		(496,467)	1,920	(494,547)
Derivative financial instruments		(10,357)	7,169	(3,188)
Right-of-use assets		(107,611)	13,404	(94,207)
Suppliers’ prepayments		(7,244)	(10,395)	(17,639)

Net deferred tax Assets	Ps.	(255,240)	285,209	29,969

Temporary differences	As of December 31, 2022		Recognized in profit or loss	As of December 31, 2023(*) Restated

Deferred tax assets:
Expected credit loss	Ps.	29,342	70,801	100,143
Accruals and provisions		394,241	(92,620)	301,621
Costumers’ prepayments		87	1	88
Non-deductible interest		-	120,236	120,236
Leases		88,467	31,498	119,965

Deferred tax liabilities:
Intangible assets		(498,387)	1,920	(496,467)
Inventories		(27,744)	10,040	(17,704)
Derivative financial instruments		(3,915)	(6,442)	(10,357)
Property, plant and equipment		(388,721)	145,561	(243,160)
Right-of-use assets		(88,612)	(18,999)	(107,611)
Suppliers’ prepayments		5,016	(12,260)	(7,244)
Other assets and prepaid expenses		(24,174)	9,424	(14,750)

Net deferred tax liability	Ps.	(514,400)	259,160	(255,240)

(*)	Details of the restatement are shown in note 2b.

Temporary differences	As of January 1, 2022		Liability assumed for subsidiaries’ acquisition	Recognized in profit or loss	As of December 31, 2022

Deferred tax assets:
Expected credit loss	Ps.	32,427	-	(3,085)	29,342
Accruals and provisions		37,958	256,433	99,850	394,241
Prepaid expenses		-	4,752	351	5,103
Property, plant and equipment		5,538	-	(5,538)	-
Leases		5,364	-	83,103	88,467

Deferred tax liabilities:
Intangible assets		(81,980)	(418,327)	1,920	(498,387)
Inventories		(9,088)	-	(18,656)	(27,744)
Derivative financial instruments		(7,380)	4,936	(1,471)	(3,915)
Property, plant and equipment		-	(350,521)	(38,200)	(388,721)
Right-of-use assets		(5,215)	-	(83,397)	(88,612)
Other assets and prepaid expenses		(16,599)	10,700	(18,275)	(24,174)

Net deferred tax liability	Ps.	(38,975)	(492,027)	16,602	(514,400)

Unrecognized deferred tax assets:

Derived from the acquisition of Jafra, the Group did not recognize deferred tax assets in the consolidated statement of financial position with respect to the following tax loss carryforwards of the subsidiaries:

As of December 31, 2024
Year of originated loss	Life year	Jafra Cosmetics International, S.A. de C.V.		Jafrafin, S.A. de C.V.

2019	2029	Ps.	8,618	-
2020	2030		3,723	-
2021	2031		-	2,932
2022	2032		9,555	6,007
2023	2033		-	3,406
2024	2034		39,909	2,114
		Ps.	61,805	14,459

As of December 31, 2023
Year of originated loss	Life year	Jafra Cosmetics International, S.A. de C.V.		Jafrafin, S.A. de C.V.

2019	2029	Ps.	8,210	-
2020	2030		3,547	-
2021	2031		-	2,793
2022	2032		9,102	5,722
		Ps.	20,859	8,515

As of December 31, 2022
Year of originated loss	Life year	Jafra Cosmetics International, S.A. de C.V.		Jafrafin, S.A. de C.V.

2019	2029	Ps.	27,861	-
2020	2030		3,376	-
2021	2031		-	2,659
		Ps.	31,237	2,659

The Group does not recognize taxes for deferred assets with respect to tax loss carryforwards to be amortized, on which it is not probable that future taxable profits will be generated against which the Group can use tax loss carryforwards.

As of December 31, 2024, 2023 and 2022, the tax balances to be recovered mainly consist of favor balances of ISR pending application.

Temporary differences related to investments in subsidiaries for which deferred income tax liabilities have not been recognized:

The Company has undistributed profits for the years 2024, 2023 and 2022 of Ps. 252,164, Ps.241,977 and Ps.231,203 which generate unrecognized deferred income tax liabilities of Ps.75,649, Ps.72,593 and Ps.69,361, respectively, since the Company is able to control the timing of distributions to its subsidiaries and is not expected to distribute these benefits in the foreseeable future.

18.	Provisions and others

	Commissions, promotions and other		Bonuses and other employee benefits	Professional services fees	Other provisions	Total

As of January 1, 2022	Ps.	113,431	4,537	500	-	118,468

Additions for subsidiaries’ acquisition		360,280	-	62,990	276,314	699,584
Increases		4,030,497	74,764	48,292	412,645	4,566,198
Payments		(4,012,720)	(52,898)	(54,490)	(469,674)	(4,589,782)
Foreign currency translation		(135)	-	-	(921)	(1,056)

As of December 31, 2022	Ps.	491,353	26,403	57,292	218,364	793,412

Increases		3,880,325	19,025	56,990	615,108	4,571,448
Payments		(3,810,487)	(36,657)	(66,487)	(646,481)	(4,560,112)

As of December 31, 2023	Ps.	561,191	8,771	47,795	186,991	804,748

Increases		3,730,775	78,534	29,112	632,630	4,471,051
Payments		(3,755,329)	(43,430)	(44,488)	(683,634)	(4,526,881)

As of December 31, 2024	Ps.	536,637	43,875	32,419	135,987	748,918

Commissions, promotions and other

Commissions, promotions, and other includes commissions payable to the sales force of distributors, associates, leaders and consultants on the last week of the period, which are paid in the first week of the year or of the following period. In addition, it includes the provision of reward points and loyalty program obtained by distributors, associates, leaders and consultants. See notes 2.t and 2.v.

Bonuses and other employee benefits

Bonuses and other employee benefits include annual performance bonuses as well as vacation provisions, vacation bonuses, savings funds, among others.

Fees for professional services

Fees for professional services includes fees for services such as external audits, legal services, among others.

Other provisions

Provisions that represent estimates of future payment obligations arising from the acquisition of goods or services for operational purposes and other minor provisions.

19.	Derivative financial instruments

Exchange rate derivatives:

In order to reduce the risks related to fluctuations in the exchange rate of the US dollar the Group uses derivative financial instruments such as forwards to mitigate foreign currency exposure resulting from payments made in US dollars.

The details of the derivative financial instrument contracts entered into by the Group as of December 31, 2024, 2023 and 2022, are as follows:

As of December 31, 2024

Instrument		Notional amount in thousands	Fair Value		Average Strike Ps./US$	Maturity date

Forwards US Dollar / Mexican Peso	US$	57,400	Ps.	108,846	19.21	Weekly, through June 2025

Total Assets			Ps.	108,846

As of December 31, 2023

Instrument		Notional amount in thousands	Fair Value		Average Strike Ps./US$	Maturity date

Forwards US Dollar / Mexican Peso	US$	97,260	Ps.	47,920	17.96	Weekly, through December 2024

Total Liabilities			Ps.	47,920

As of December 31, 2022

Instrument		Notional amount in thousands	Fair Value		Average Strike Ps./US$	Maturity date

Forwards US Dollar / Mexican Peso	US$	41,750	Ps.	15,329	20.31	Weekly, through August 2023

Total Liabilities			Ps.	15,329

The impacts on profit or (loss) from of the derivative financial instruments for the years of 2024, 2023 and 2022 amounted to a gain / (loss) of Ps.156,766, Ps.(32,591) and Ps.(43,522), respectively, which is included in the consolidated statements of comprehensive income in the line item of “unrealized (loss) gain in valuation of derivative financial instruments.”

20.	Retirement benefits – Defined benefit obligations

The Group recognizes the liability and corresponding impacts to profit and loss as well as comprehensive income regarding to the seniority premiums to be paid to its employees. This benefit is determined considering the years of service and the compensation from the employees.

The components of the defined benefit liability for the years of 2024, 2023 and 2022, are as follows:

a)	Movement in defined benefit liability and post-employment

The following table shows a reconciliation from the opening balances to the closing balances for the defined benefit liability and its components:

	Defined benefits				Post-employment benefits
	Seniority premium and termination indemnity at retirement (Betterware-Jafra)				Pension plan (Jafra)
	2024		2023	2022	2024	2023	2022

Balance at January 1	Ps.	44,459	30,148	2,093	82,691	123,759	-

Additions for subsidiaries’ acquisition		-	-	23,637	-	-	125,606

Included in profit or loss:
Past service cost		-	(1,010)	-	-	(29,615)	-
Current service cost		4,996	4,246	2,924	4,345	5,605	4,553
Interest cost		3,988	3,426	2,095	7,408	10,487	7,367

Net (gain) cost of the period		8,984	6,662	5,019	11,753	(13,523)	11,920

Included in other comprehensive income:
Remeasurement of defined benefit obligation		5,663	11,730	(1,818)	(15,888)	10,630	(13,767)

Others:
Benefits paid		(5,482)	(3,123)	(1,223)	(3,868)	(38,175)	-
Others		-	(958)	2,440	-	-	-

Balance as of December 31	Ps.	53,624	44,459	30,148	74,688	82,691	123,759

The conditions of the pension plan (Jafra) are described below:

As of September 30, 2023, Jafra modified the conditions of its pension plan, which generated a past service benefit effect of Ps.(29,615) in Jafra’s pension plan as described below:

Conditions before October 2023:

a)	Normal retirement: Retirement of the employee upon reaching age 65 with at least 20 years of service for the Company.

b)	Early retirement: Early retirement of the employee as long as he or she has turned 60 and has at least 10 years of service within the Company.

Conditions after October 2023:

Employee groups:

●	Group 1: Jafra employees who, as of September 30, 2023, are 60 years of age or older and have 10 years of continuous service and employees who join Jafra on a date after September 30, 2023.

●	Group 2 (transition): Jafra employees who, as of September 30, 2023, are 60 years of age or older and have 10 years of continuous service.

a)	Normal retirement:

●	Group 1: Retirement upon reaching age 65 with at least 20 years of service for the Company.

●	Group 2: Retirement upon turning 65 with at least 10 years of service within the Company.

b)	Early retirement:

●	Group 1: The employee will not have the possibility of exercising early retirement, therefore, to be entitled to any benefit from this plan, he or she must turn 65 years old with at least 20 years of service for the Company.

●	Group 2: The employee who does not reach the normal retirement date may retire with early retirement as long as he or she has turned 60 years old with at least 10 years of service within the Company.

b)	Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2024		2023		2022
	BWM	JAFRA	BWM	JAFRA	BWM	JAFRA
Financial:
Future salary growth	7.0%	5.5%	7.0%	5.5%	6.5%	5.5%
Discount rate	9.7%	11.0%	9.7%	9.3%	9.2%	9.5%

Demographic:
Number of employees	934	1,400	938	1,356	901	1,276
Average age	35 años	38 años	35 years	38 years	34 years	38 years
Average longevity	4 años	7 años	3 years	7 years	3 years	7 years

c)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation considering a change of ±0.50% in the discount rate.

	Effects as of December 31:
	2024			2023		2022
	BWM		JAFRA	BWM	JAFRA	BWM	JAFRA

Increase / decrease in the discount rate
+0.50%	Ps.	1,206	28	500	94	361	146
-0.50%		(717)	(30)	(500)	(98)	(174)	(151)

21.	Financial instruments

Below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Group as of December 31, 2024, 2023 and 2022, as well as the indication of fair value hierarchy level, when applicable:

Accounting classification and fair values

As of December 31, 2024	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	1,133,093	-
Accounts receivable from related parties	24		250	-
Derivative financial instruments	19		-	108,846	2
Total			1,133,343	108,846
Financial liabilities -
Accounts payable to suppliers			2,156,715	-
Accounts payable to related parties	24		1,237	-
Lease liability	14		344,595	-
Long term debt and borrowings	16		4,824,943	-

Total		Ps.	7,327,490	-

As of December 31, 2023 (*) Restated	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	1,072,455	-
Accounts receivable from related parties	24		104	-
Total			1,072,559	-
Financial liabilities -
Accounts payable to suppliers			1,790,026	-
Lease liability	14		388,721	-
Long term debt and borrowings	16		5,131,422	-
Derivative financial instruments	19		-	47,920	2

Total		Ps.	7,310,169	47,920

(*)	Details of the restatement are shown in note 2b.

As of December 31, 2022	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	971,063	-
Accounts receivable from related parties	24		61	-
Total			971,124	-
Financial liabilities -
Accounts payable to suppliers			1,371,778	-
Accounts payable to related parties	24		96,859
Lease liability	14		291,908	-
Long term debt and borrowings	16		6,148,675	-
Derivative financial instruments	19		-	15,329	2

Total		Ps.	7,909,220	15,329

Measurements of fair values

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As previously disclosed, some of the Group’s derivative financial instruments are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these derivative financial instruments are determined (in particular, the valuation technique(s) and inputs used).

Derivative financial instruments	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship and sensitivity of unobservable inputs to fair value
Foreign currency forward contracts (see note 19)	Discounted cash flows.
	Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	N/A	N/A

There were no transfers between levels during the current or prior year.

Financial risk management

The Group’s Treasury function provides services to the business, coordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports that analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk, and price risk), credit risk, liquidity risk.

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

Market risk

The Group’s activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). The Group uses derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, the Group uses derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates derived from the credit lines and bond issuance used.

See note 19 for disclosure of the derivative financial instruments entered into for the years of 2024, 2023 and 2022.

Exchange risk management

The Group undertakes transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of financial assets and liabilities denominated in foreign currencies (U.S. dollars “US$”, EU euro “€” and India rupee “Rp”) as of the reporting date are as follows:

	2024		2023		2022
	US$	€$	US$	€$	US$	€$	Rp$

Assets	14,907	52	13,324	2	13,006	105	60,340
Liabilities	(41,658)	(129)	(35,186)	(43)	(23,142)	(78)	-

Net position	(26,751)	(77)	(21,862)	(41)	(10,136)	27	60,340
Closing exchange rate of the year	20.2683	21.5241	16.8935	18.6896	19.3615	20.7693	0.0013

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

	2024		2023	2022
Net income	Ps.	54,385	37,009	19,490

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

Interest rate risk management

The Group is exposed to interest rate risk from the borrowings at a variable interest rate (67% of long-term debt uses variable rate and 33% fixed rate). The risk is managed by the Group by maintaining an appropriate balance between fixed and variable rate borrowings.

The Group’s exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analysis presented in 2024 and 2023 was determined based on exposure to the interest rates used. For variable rate liabilities, the analyzes were prepared assuming that the amount of the liability outstanding at the reporting date was outstanding during the review period. A one percent increase or decrease was used to internally report interest rate risk to Management and in turn represent the assessment of the reasonably possible change in interest rates.

The total amount paid for interest at a variable rate as of December 31, 2024 and 2023, was Ps.458,848, Ps.592,051, respectively; If the interest rates had been 1% higher, the payment would have amounted to Ps.496,276 and Ps.637,049 and 1% lower, the payment would have amounted to Ps. 421,419 and Ps.547,054, respectively, that is, all other variables would have remained constant, the Group’s net income could decrease/increase Ps.37,429 and Ps.44,998, respectively.

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

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to the Group. As of December 31, 2024, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

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

The financing agreements with suppliers that are mentioned in notes 2.v and 15, are made to seek efficiency in the payment to suppliers, and the Company has concentrated Ps.846,925 Ps.957,576 and Ps.668,015, for the years 2024, 2023 and 2022, respectively, of their accounts payable to suppliers with 5 local banks (Banamex, BBVA, HSBC, Santander y Sabadell) rather than with a diverse group of suppliers, allowing for better payment planning. The Management has assessed that the Company does not rely on extended payment terms and suppliers generally have not become accustomed to or do not rely on advance payment under the financing agreement. If the financial institutions were to withdraw the agreement, such withdrawal would not affect the Company’s ability to settle liabilities when due.

Liquidity maturity analysis

The Group manages its liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities is presented in note 14 and long-term debt maturities effectives in 2024, 2023 and 2022 are presented in note 16.

The Group has access to financing facilities as described below. The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines and long-term debt	2024		2023	2022

Amount used	Ps.	4,771,474	5,063,974	6,198,695
Amount not used		1,180,000	1,980,000	1,380,000

Total credit lines and long-term debt	Ps.	5,951,474	7,043,974	7,578,695

Capital management

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

22.	Stockholders’ equity

Stockholders’ equity as of December 31, 2024, 2023 and 2022 by number of shares, is as follows:

	Betterware de México, S.A.P.I. de C.V.
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

Fixed capital	10,000	10,000	10,000
Variable capital	37,306,546	37,306,546	37,306,546
	37,316,546	37,316,546	37,316,546

Capital movements for the years 2024, 2023 and 2022:

The capital stock is represented by fully subscribed and paid common shares with no par value. The fixed minimum capital, without withdrawal rights, is Ps.50 and is represented by 10,000 shares. The variable capital stock is unlimited.

In 2022, during the months of February to March, the Group repurchased 72,626 shares equivalent to Ps.25,321 according to the program approved on September 10, 2021, by the Board of Directors, where up to US$50,000 may be repurchased, until December 31, 2022.

As of December 31, 2024, and 2023 the Group had 72,626 treasury shares, and as of December 31, 2022 it had 356,029 treasury shares, on which no dividend is paid.

Dividends

2024

On March 6, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.250,000, which were paid in cash on March 14, 2024. Part of this amount (Ps.131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps.6.70.

On May 13, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.250,000, which were paid in cash on May 23, 2024. Part of this amount (Ps.131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps.6.70.

On July 19, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.250,000, which were paid in cash on August 9, 2024. Part of this amount (Ps.131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps.6.70.

On October 28, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.250,000, which were paid in cash on November 15, 2024. Part of this amount (Ps.131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps.6.70.

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

On April 29, 2022, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.350,000, which were paid in cash on June 23, 2022. Part of this amount (Ps.183,812) was paid to Campalier based on its shareholding. The dividend per share was Ps.9.38.

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

Legal reserve

Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the Group is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2024, 2023 and 2022, the legal reserve, in pesos, was Ps.10,679 and is included in retained earnings.

23.	Earnings per share

The following event affected the outstanding common shares in 2022:

2022

●	In 2022, during the months of February to March, the Group repurchased 72,626 shares at US$17.03 each share or the equivalent of a total of Ps.25,321, according to the program approved on September 10, 2021, by the Board of Directors, where it was stipulated to repurchase them for up to US$50,000, until December 31, 2022.

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

As of December 31, 2024, 2023 and 2022, Betterware had 37,316,546 outstanding shares.

The following table shows the income and share data used in the calculation of basic and diluted earnings per share for the periods of 2024, 2023 and 2022:

	2024		Restated 2023(*)	2022
Net income (in thousands of pesos)
Attributable to Owners of the Group	Ps.	711,728	1,039,287	872,557
Shares (in thousands of shares)
Weighted average of outstanding shares

Basic		37,244	37,244	37,256
Diluted		-	37,265	37,277
Basic and diluted earnings per share:

Basic earnings per share (pesos per share)	Ps.	19.11	27.90	23.42
Diluted earnings per share (pesos per share)	Ps.	-	27.89	23.41

(*)	Details of the restatement are shown in note 2b.

24.	Related party balances and transactions

The following balances were outstanding as of December 31, 2024, 2023 and 2022, respectively, which are at market value:

Trade account receivables from related parties	2024		2023	2022

Campalier, S.A. de C.V. (shareholder)	Ps.	250	104	-
Fundación Betterware., A.C. (affiliated)		-	-	61
		250	104	61

Trade account payables to related parties	2024		2023	2022

Campalier, S.A. de C.V. (shareholder)	Ps.	1,237	-	96,859

On June 23, 2022, our subsidiary Programa Lazos, as borrower, entered into a loan agreement for an amount of Ps.150,000 with Campalier, as lender. As of December 31, 2022, Lazos had withdrawn Ps.120,000 under such loan. Principal amount bore a monthly variable interest rate of TIIE plus 349 basis points, and it did not contain a specific maturity date. On August 31, 2023, Programa Lazos replaced the total amount of the loan that had with Campalier by Ps.122,500 million by a loan with Betterware de Mexico as a lender, bearing a monthly interest rate of TIIE plus 349 basis points.

In October 2023, Betterware de México, S.A.P.I. de C.V. and Campalier, S.A. de C.V., signed a services agreement in which Betterware undertakes to provide Campalier with specialized services agreed to comparable market conditions, such as: consulting, accounting and financial advice, with monthly payments. The total amount paid during 2024 and 2023 was Ps.2,454 and Ps.222, respectively.

Trading transactions –

	2024			2023		2022
Revenues / expenses to Betterware with:	Lease income		Donation expenses	Lease income	Donation expenses	Lease income	Donation expenses

Fundación Betterware., A.C.	Ps.	63	1,087	63	5,430	63	3,350

	2024			2023		2022
Revenues to Betterware / Expenses to Lazos with:	Services revenue		Interest expenses	Services revenue	Interest expenses	Interest expenses

Campalier, S.A. de C.V.	Ps.	2,454	3,045	222	5,064	7,479

Remuneration of key management personnel –

Key management personnel compensation comprised short-term employee benefits of Ps.67,297, Ps.62,574, and Ps.47,265, for the years 2024, 2023 and 2022, respectively. At the end of each period, there are no outstanding balances.

25.	Revenue and operating expenses

Revenue –

Revenue recognized in the 2024, 2023 and 2022 was generated mainly in Mexico and the United States.

The Group’s revenue by product category is shown below:

	2024		2023	2022

Revenue by home organization products:
Kitchen and food preservation	Ps.	2,043,780	2,027,320	2,163,684
Home solutions		1,360,119	1,081,778	1,272,272
Tech & mobility		719,320	521,348	553,977
Laundry & Cleaning		714,678	666,220	691,272
Bedroom		413,565	620,282	854,323
Bathroom		401,284	418,190	749,161
Wellness		284,212	351,768	-
Others		54,876	39,702	58,655

Total revenue by home organization products		5,991,834	5,726,608	6,343,344

Revenue by beauty and personal care products:
Fragrance		5,547,588	5,139,914	3,472,919
Color (cosmetics)		1,119,351	909,238	642,876
Skin care		907,234	785,450	611,905
Toiletries		534,751	448,297	321,806
Others		-	-	114,699

Total revenue of beauty and personal care products		8,108,924	7,282,899	5,164,205

Total revenue of the Group	Ps.	14,100,758	13,009,507	11,507,549

As of December 31, 2024, 2023 and 2022, the Group did not identify significant costs to obtain/fulfill a contract that are required to be capitalized as an asset. Consequently, the Group did not perform any analysis in order to identify possible impairment losses. See note 6 about the expected credit loss model applicable to all financial assets measured at amortized cost.

Operating expenses –

Operating expenses by nature, for the years of 2024, 2023 and 2022 are as follows:

	2024		Restated 2023(*)	Restated 2022(*)

Promotions for the sales force	Ps.	2,600,158	2,343,532	1,743,961
Cost of personnel services and other employee benefits		1,557,051	1,389,792	1,290,668
Distribution costs		663,812	582,237	467,350
Sales catalog		422,713	399,503	445,753
Depreciation and amortization		351,704	351,877	257,138
Commissions and professional fees		364,791	313,867	213,464
Events, marketing and advertising		378,736	298,905	199,771
Impairment loss on trade accounts receivables		346,124	304,501	269,595
Impairment of assets held for sale		166,581	-	-
Packing materials		146,540	145,076	161,095
Travel expenses		53,833	48,008	31,552
Rent expense		34,111	15,295	30,987
Market research		31,963	21,087	12,031
Bank fees		21,951	19,541	25,853
Other		224,537	176,663	324,492

	Ps.	7,364,605	6,409,884	5,473,710

(*)	Details of the restatement are shown in note 2b.

26.	Segment information

The information by operating segments is presented consistently with the information included in the internal reports provided to the highest authority in making operating decisions (Chief Operating Decision Maker or “CODM”).

The Board of Directors is who evaluates the financial performance, the situation of the Group and makes strategic decisions. It has been identified as the highest authority in operating decision-making, and it is integrated by seven independent members, two members and the Executive Board Chairman.

As discussed in note 1, the Group has identified the reportable business segments as follows:

●	Home organization segment (Betterware segment or BWM segment): formed by seven different categories through which Betterware offers its product line include kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom and wellness. BWM’s products are sold through catalogues and are distributed to the end customer by its network of distributors and associates in Mexico. As of December 31, 2024, the net income corresponding to this reportable segment represented 42.5%.

●	Beauty and Personal Care (B&PC) segment (Jafra segment), formed by four main categories: fragrance, color (cosmetics), skin care and toiletries. Jafra’s products are sold through 12 promotional catalogues published on a monthly basis and are distributed to the end customer by its network of leaders and consultants in its operative segments located in Mexico (Jafra Mexico) and the United States (Jafra US). As of December 31, 2024, the net income corresponding to this reportable segment represented 57.5%.

EBITDA is reconciled to income before income taxes as follows:

	2024		2023	2022
(+) Net revenue BWM		5,991,834	5,726,608	6,343,344
(+) Net revenue JAFRA		8,108,924	7,282,899	5,164,205
(=) Total Net revenue	Ps.	14,100,758	13,009,507	11,507,549
(+) EBITDA BWM		1,296,538	1,434,501	1,514,227
(+) EBITDA JAFRA		781,856	1,286,399	801,881
(=) EBITDA(*)		2,078,394	2,720,900	2,316,108
Depreciation and amortization		(392,186)	(382,119)	(287,702)
Interest expense		(639,705)	(827,812)	(543,321)
Interest income		22,818	45,056	28,689
Unrealized (loss) gain in valuation of DFI		156,766	(32,591)	(43,522)
Foreign exchange loss, net		(45,305)	(106,847)	(83,368)
Income before income taxes	Ps.	1,180,782	1,416,587	1,386,884

(*)	EBITDA is composed of net income, (+) depreciation and amortization, (+) net financing costs, (+) income taxes. The CODM reviews segment profitability on an EBITDA and Adjusted EBITDA basis. EBITDA is the Company's single measure of segment profitability. In 2024, the adjusted EBITDA is made up of adding unusual items: (+) the impairment of assets held for sale, (+) other expenses by selling of properties. which is shown in the Company's annual report.

The segment information of the Group is detailed in the following table:

As of December 31,	2024
Segments	BWM		JAFRA	Eliminations*	Total
Other expenses by selling of properties	Ps.	-	529,722	-	529,722
Impairment of assets held for sale	Ps.	-	166,581	-	166,581
Interest expense	Ps.	(903,431)	(34,088)	297,814	(639,705)
Interest income	Ps.	10,956	309,676	(297,814)	22,818
Unrealized gain in valuation of DFI	Ps.	156,766	-	-	156,766
Foreign exchange loss, net	Ps.	(40,792)	(4,513)	-	(45,305)
Net revenue	Ps.	5,991,834	8,108,924	-	14,100,758
Cost of sales	Ps.	2,569,082	1,951,141	-	4,520,223
Depreciation and amortization	Ps.	137,496	254,690	-	392,186
Income taxes	Ps.	236,306	232,954	-	469,260
Total assets	Ps.	10,557,935	8,115,089	(8,219,257)	10,453,767
Total liabilities	Ps.	(9,970,378)	(2,404,101)	3,083,360	(9,291,119)

(*)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

As of December 31,	2023
Segments	BWM		JAFRA	Eliminations*	Total
Interest expense	Ps.	(941,781)	(33,581)	147,550	(827,812)
Interest income	Ps.	10,033	182,573	(147,550)	45,056
Unrealized loss in valuation of DFI	Ps.	(32,591)	-	-	(32,591)
Foreign exchange (loss) gain, net	Ps.	(110,103)	3,256	-	(106,847)
Net revenue	Ps.	5,726,608	7,282,899	-	13,009,507
Cost of sales	Ps.	2,443,229	1,817,613	-	4,260,842
Depreciation and amortization	Ps.	128,450	253,669	-	382,119
Income taxes	Ps.	140,762	239,261	--	380,023
Total assets	Ps.	10,194,967	9,350,652	(8,451,908)	11,093,711
Total liabilities	Ps.	(8,724,053)	(2,920,084)	2,013,265	(9,630,872)

(*)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

As of December 31,	2022
Segments	BWM		JAFRA	Eliminations*	Total
Interest expense	Ps.	(546,977)	(11,039)	14,695	(543,321)
Interest income	Ps.	10,607	32,777	(14,695)	28,689
Unrealized loss in valuation of DFI	Ps.	(43,522)	-	-	(43,522)
Foreign exchange loss, net	Ps.	(81,212)	(2,156)	-	(83,368)
Net revenue	Ps.	6,343,344	5,164,205	-	11,507,549
Cost of sales	Ps.	2,576,179	1,407,392	-	3,983,571
Depreciation and amortization	Ps.	109,055	178,647	-	287,702
Income taxes	Ps.	367,166	149,754	-	516,920
Total assets	Ps.	8,958,162	8,154,942	(5,780,371)	11,332,733
Total liabilities	Ps.	(8,363,605)	(2,592,037)	720,189	(10,235,453)

(*)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

The income recognized during the years 2024, 2023 and 2022, national and foreign, is shown below:

	2024		2023	2022

Revenue in Mexico	Ps.	13,166,582	12,072,852	10,531,505
Revenue in United States (1)		924,976	927,947	966,085
Revenue in Guatemala		9,200	8,708	9,959

Total revenue of the Group	Ps.	14,100,758	13,009,507	11,507,549

(1)	The main concentration of Jafra’s income is in Mexico, however, there is an entity in the United States which represents a smaller percentage less than 8% of the Group’s total income.

The Group considers that there are no concentration risks given the nature of the business and the sale of its products through a significant number of distributors, leaders and consultants.

The percentage of consolidated non-current assets by geographic area at the end of 2024, 2023 and 2022, are shown below:

	2024			2023		2022
	México		USA	México	USA	México	USA

Property, plant and equipment	Ps.	99.4%	0.6%	99.6%	0.4%	99.1%	0.9%
Right-of-use assets		83.6%	16.4%	84.1%	15.9%	70.0%	30.0%
Deferred income tax		100.0%	-	100.0%	-	100.0%	-
Intangible assets (including Goodwill)		100.0%	-	100.0%	-	100.0%	-
Account receivable from sale of properties		100%	-	-	-	-	-
Other assets		88.6%	11.4%	97.7%	2.3%	97.4%	2.6%

Total non-current assets (5)	Ps.	98.9%	1.1%	99.0%	1.0%	98.4%	1.6%

(2)	Betterware of Guatemala and Betterware Peru (the geographical area of Guatemala and Peru), represents 0.0% of the Group’s non-current assets, for the years 2024, 2023 and 2022.

27.	Contingencies

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

28.	Subsequent events

In the preparation of the consolidated financial statements, the Group has evaluated the events and transactions for their recognition or disclosure subsequent to December 31, 2024, and until April 29, 2025 (date of issuance of the consolidated financial statements), and has not identified subsequent significant events.

At the end of fiscal year 2024, the Management committed to a plan to sell the O’Farril de Jafra México land (now an asset identified as available for sale) following a strategic review aligned with the Company’s efforts to optimize its asset base. A promise of sale was signed on February 27, 2025, which includes a six-month extension for the potential buyer to notify the company of their intention to continue with the sale or not proceed with it. The transaction was valued at Ps.40,000, which will be paid in two installments: the first payment of Ps.6,000 upon signing the promise of sale agreement, and Ps.34,000 upon execution of the public deed.

On March 7, 2025, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps.250,000, which were paid in cash on March 25, 2025. Part of this amount (Ps.131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps.6.70.

The United States government and the Trump administration have imposed, and may impose, tariffs on imports from Canada, Mexico, and China, as well as other countries. On April 4, 2025, the United States government announced a new global reciprocal tariff and tariff program, which establishes a minimum tariff of 10% on all goods imported into the United States. These tariffs are set by country and range from 10% for products imported from certain countries to 50% (with the potential to escalate to 145%) for products from China, with certain tariff exceptions currently applied to countries such as Mexico and Canada. As of the date of issuance of these consolidated financial statements, a 90-day tariff pause has been announced, which would be reduced to 10% for all trading partners except China. However, uncertainty remains regarding the timing and potential implementation of the tariffs on Mexico. The potential impact on the Company’s results and financial condition resulting from the imposition of these tariffs cannot be determined with certainty. The Company’s management continues to monitor the impacts of the tariffs on its operations.

29.	Authorization to issue the consolidated financial statements

The Group’s consolidated financial statements were authorized and proposed for issuance to the Board of Directors on April 29, 2025, by Andrés Campos, Chief Executive Officer, and Rodrigo Muñoz, Corporate Finance Director of Betterware de México, S.A.P..I de C.V.

* * * * * *