Form 20-F
period 2025-12-31
BETTERWARE DE MEXICO, S.A.P.I. DE C.V
filed 2026-04-30
CIK 1788257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

Luis Campos, Board Chairman

+52 (33) 3836-0500

Gdl-Ameca-Huaxtla km-5

El Arenal Jalisco, 45350, México

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,316,546 Ordinary Shares, as of December 31, 2025.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects and may include statements for the period following the date of this annual report. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “guideline,” “project,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company (See “Presentation of Financial Information”), as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Given these uncertainties, you should not rely upon forward looking statements as predictions of future events. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the Securities and Exchange Commission (“SEC”) by Betterware and the following:

●	the inability to profitably expand into new markets;

●	the possibility that the Group may be adversely affected by external economic, business and/or competitive factors;

●	operational risk;

●	financial performance;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Group’s resources;

●	changes in our investment commitments or our ability to meet our obligations thereunder;

●	natural disaster-related losses which may not be fully insurable;

●	epidemics, pandemics and other public health crises;

●	geopolitical risk and changes in applicable laws or regulations;

●	fluctuations in exchange rates between the peso and the U.S. dollar; and

●	changes in interest rates or foreign exchange rates.

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

Risks Related to Our Business

●	If we are unable to retain our existing, or recruit new, independent distributors, leaders and consultants, our results of operations could be negatively affected.

●	The loss of key high-level distributors, leaders or consultants could negatively impact our growth and our revenue.

●	A decline in our customers’ purchasing power or consumer confidence or in customers’ financial condition and willingness to spend could materially and adversely affect our business.

●	Failure to successfully develop new products could harm our business.

●	We depend on multiple contract manufacturers mostly located in China, and the loss of the services provided by any of our manufacturers could harm our business and results of operations.

●	Disruptions or delays at our facility in Queretaro, Mexico could have a material adverse effect on our business, particularly with respect to the beauty and personal care segment.

●	Volatility in costs, along with delays and disruptions in the supply of materials and services, could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

●	Competition could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

●	If the industry in which we operate, our business or our products are subject to adverse publicity, our business may suffer.

●	Failure of our technology initiatives to create sustained enthusiasm in our distributors, leaders and consultants and incremental cost savings could negatively impact our business.

●	We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

●	Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

●	Our distributors, leaders and consultants are independent contractors and not employees. If regulatory authorities were to determine, however, that our distributors, leaders and consultants are legally our employees, we could have significant liability under social benefit laws.

●	Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business..

●	Goodwill, property, plant and equipment and intangible assets represent a significant portion of the Group’s statement of financial position, and our operating results may suffer from possible impairments.

●	Material weaknesses have been identified in Betterware’s internal control over financial reporting, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be materially adversely affected.

●	Our controlling shareholder may have interests that conflict with your interests.

●	Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, the New York Stock Exchange (the “NYSE”) or other relevant regulatory authorities.

●	Our revenue and profitability may be affected if we fail to acquire new companies or integrate those that we have already acquired, such as JAFRA and, eventually Tupperware.

●	Our indebtedness and any future inability to meet any of our obligations under our indebtedness could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

●	Changes in taxes and other assessments may adversely affect us.

●	Distributions to U.S. Holders of our shares may be fully taxable as dividends.

●	We are subject to environmental laws and regulations, risks that could affect our business, results of operations and financial condition.

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

●	Our products are subject to federal, state and international regulations that could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

●	Our limited proprietary intellectual property and failure to keep pace with technological developments, including emerging technologies such as artificial intelligence, could adversely affect our competitive position.

Risks Related to Mexico

●	Since more that 90% our operations are concentrated in Mexico, we are subject to political, economic, legal, and regulatory risks specific to Mexico and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in s in Mexico which may adversely affect our business and results of operations.

●	Political events and Mexican governmental policies may result in disruptions to our business operations and financial condition.

●	Currency exchange rate fluctuations, particularly with respect to the US dollar/Mexican peso exchange rate, could lower margins.

●	Any adverse changes in our business operations in Mexico would adversely affect our revenue and profitability.

●	Economic and political developments in Mexico and the United States may adversely affect Mexican economic policy.

●	Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

●	Investments in Mexican companies entail substantial risk; 2025 judicial reform; the Mexican government has exercised, and continues to exercise, an important influence on the Mexican economy.

●	Our business may be significantly affected by the Mexican economy’s general condition, by the depreciation of the peso, inflation, and high-interest rates in Mexico.

●	If the Mexican government imposes exchange controls and/or other similar restrictions, the Mexican economy and our operations may be negatively affected.

●	Security risks in Mexico could increase, and this could adversely affect the Mexican economy and our business, financial condition, and results of operations.

●	We are subject to anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in Mexico.

●	The regulatory environment in which we operate is evolving, and our operations may be modified or otherwise adversely affected by regulatory changes, subjective interpretations of laws or an inability to work effectively with national and local government agencies.

●	Laws and regulations may restrict our direct sales efforts and adversely affect our revenue and profitability.

●	You may have difficulty enforcing your rights against Betterware and our directors and executive officers.

Risks Related to Ownership of our Ordinary Shares

●	As a “foreign private issuer” under the rules and regulations of the SEC, Betterware is permitted to, and is expected to, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

●	If securities or industry analysts do not publish or cease publishing research or reports about Betterware, our business, or markets, or if they change their recommendations regarding the Company shares adversely, the price and trading volume of the Company’s shares could decline.

●	There can be no assurance that Betterware will be able to comply with the continued listing standards of the NYSE.

●	If Betterware is characterized as a passive foreign investment company, or a PFIC, adverse U.S. federal income tax consequences may result for U.S. holders of Company shares.

●	An investor may be subject to adverse U.S. federal income tax consequences in the event the IRS were to disagree with the U.S. federal income tax consequences described herein.

v

●	The Amended and Restated Charter of Betterware provides for the exclusive jurisdiction of the federal courts in Mexico City, Mexico for substantially all disputes between the Company and its shareholders, which could limit Company shareholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, other employees or shareholders.

●	The anti-takeover protections included in our Bylaws and others provided under Mexican Law may deter potential acquirors.

CERTAIN CONVENTIONS

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.), a Mexican sociedad anónima promotora de inversión de capital variable, was incorporated under the laws of Mexico in 1995. Unless otherwise stated or unless the context otherwise requires, the terms (i) “we,” “us,” “our,” “Company,” the “Group”, “the Group BeFra” or “BeFra” refer to Betterware de México, S.A.P.I. de C.V., and subsidiaries on a consolidated basis, (ii) “Betterware,” “BTW,” “BWM” and “BW” refer to Betterware de México, S.A.P.I. de C.V. on a standalone basis, and (iii) “JAFRA” or “Jafra” refers to Jafra Cosmetics International, Inc., Jafra Mexico Holding Company, B.V., Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V. and Distribuidora Venus, S.A. de C.V., on a consolidated basis. See “Company Information—Organizational Structure.”

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of December 31, 2025, 2024, and 2023, and for our fiscal years ended December 31, 2025, 2024 and 2023 (collectively, our “Audited Consolidated Financial Statements”).

For purposes of this annual report, the term fiscal year is synonymous with the financial year and refers to the years covered by our Audited Consolidated Financial Statements.

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements as of and for the years ended December 31, 2025, 2024 and 2023 have been audited by PricewaterhouseCoopers, S. C. (“PWC”), an independent registered public accounting firm, whose report dated April 30, 2026, is also included in this annual report.

The Audited Consolidated Financial Statements include the position and results of operations of the Group formed by Betterware, BLSM Latino America Servicios, S.A. de C.V. (“BLSM”), Programa Lazos, S.A. de C.V., Betterware de Guatemala, S.A., Finayo, S.A.P.I. de C.V. SOFOM ENR, Betterware America, LLC, Betterware Perú, S.A.C, Betterware Ecuador, S.A.S, Betterware Colombia, S.A.S and Jafra (See “The Business Combination—Organizational Structure”). The transactions, balances and unrealized gains or losses arising from intra-group transactions have not been considered for the preparation of the Audited Consolidated Financial Statements.

Our Audited Consolidated Financial Statements are presented in thousands of Pesos.

Non-IFRS Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right-of-use assets, amortization of intangible assets, financing cost, net and total income taxes. We define “Adjusted EBITDA” as the same ratio with the elimination of non-concurrent transactions and events. EBITDA and adjusted EBITDA are not measures required by or presented in accordance with IFRS. EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not follow generally accepted accounting principles or IFRS. These non-IFRS measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the measures of earning or liquidity required by IFRS in making an investment decision.

We believe that these non-IFRS financial measures are useful to investors because (i) we use these measures to analyze our financial results internally and believe they represent measures of operating profitability and (ii) these measures will provide investors more tools for their analysis of our operating performance.

For reconciliations of EBITDA and Adjusted EBITDA, see “Operating and Financial Review and Prospects—Operating Results—Reconciliation of Non-IFRS Measures.”

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

Our operations would be harmed if we failed to generate continued interest and enthusiasm among our distributors, leaders and consultants or we failed to attract new ones, or if our distributors, leaders and consultants are unable to operate due to internal or external factors.

The number of our active distributors, leaders and consultants may not increase and could decline in the future. Our operating results could be harmed if existing and new business opportunities and products do not generate sufficient interest in retaining existing distributors, leaders and consultants or recruiting new ones.

The loss of key high-level distributors, leaders or consultants could negatively impact our growth and our revenue.

As of December 31, 2025, BWM had approximately 654,680 active associates and 40,723 distributors, and JAFRA had approximately 470,925 and 20,483 active consultants and leaders, respectively. BWM’s distributors and JAFRA’s leaders and consultants, together with their extensive networks of downline distributors or leaders, account for an important part of our net revenue. As a result, the loss of a high-level distributors, leaders or consultants, could negatively impact our network growth and our net revenue.

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

We outsource product manufacturing to third-party contractors located mainly in China. During the year 2025, products supplied by Chinese manufacturers accounted for approximately +87.2% of BWM’s revenues.

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

Our facility in Queretaro, Mexico, manufactures a substantial portion of the products of our beauty and personal care segment, which accounted for 84.3% of JAFRA sales, and as of December 31, 2025, represented 59.9% of our total sales at a consolidated level. Significant unscheduled downtime or a reduction in capacity at this facility, whether due to equipment breakdowns, power failures, natural disasters (due to climate change or otherwise), pandemics, weather conditions hampering delivery schedules, shortages of raw materials and products, technology disruptions or other disruptions, including those caused by transitioning manufacturing across these facilities, or any other cause could have a material adverse effect on our ability to provide products to our leaders, consultants and customers, which could have a material adverse effect on our sales, business, prospects, reputation, results of operations, financial condition and/or cash flows.

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

The operation of complex infrastructures and the coordination of the many actors involved in our operation require the use of several highly specialized information systems, including both our own information technology systems and those of third-party service providers, such as systems that monitor our operations or the status of our facilities, communication systems to inform the public, access control systems and closed circuit television security systems, infrastructure monitoring systems and data and voice communication systems used by our personnel. In addition, our accounting and fixed assets, payroll, budgeting, human resources, supplier and commercial, hiring, payments and billing systems and our websites are key to our functioning. The proper functioning of these systems is critical to our operations and business management. These systems may, from time to time, require modifications or improvements as a result of changes in technology, the growth of our business and the functioning of each of these systems.

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

Information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. However, our security framework allows us to minimize and manage these risks through the use of enabling technologies such as, but not limited to, firewalls, mail & web filtering, end point protection, antivirus and anti-malware, access lists, encryption and hardening. To ensure security at the web application level, a WAF - Web Application Firewall is implemented that protects web applications by filtering and blocking malicious traffic. This helps to prevent data theft, security breaches, and applications downtime.

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

During 2025, we experienced a number of non-material phishing attempts which consisted of fake e-mails requesting minor payments and/or confidential information and e-mails with malicious files that we were able to successfully quarantine and contain, as well as sporadic attempted attacks, that were minor and unsuccessful, on our infrastructure. None of such incidents were material nor had any significant effect on our business or operations. However, we cannot guarantee any future events will not affect our operations or customers, particularly with AI use. We are constantly seeking to improve and strengthen our security strategy by aligning it with Security Frameworks and Best Practices such as NIST CSF and ISO 27000.

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

Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.

Our business may be adversely affected by changes in global economic and political conditions, particularly given our cross-border activity, which may result in increased volatility in our markets. Global markets have experienced economic uncertainty, volatility and disruption due to ongoing conflicts such as the Russian Ukrainian war, the instability and the United States’ intervention in Venezuela, Israel and the United States’ conflict with Iran, and various other Middle East tensions. Additionally, U.S. tariff policies, the decoupling of the Chinese and U.S. economies, and the weakening of multilateralism in trade further exacerbate global trade uncertainties. These geopolitical tensions collectively contribute to market volatility, disrupt supply chains, and create an unpredictable economic climate, posing substantial challenges for businesses operating on a global scale including:

●	credit and capital market disruptions;

●	significant volatility in commodity prices (such as silica, metals, and oil and gas);

●	increased expenses related to direct and indirect materials used in our production process (i.e., packaging, logistics and inputs, among others);

●	increased costs of resources (such as energy, biomass, natural gas and coal) for our operations;

●	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market and a substantial increase in the prices of our raw materials as a result;

●	potential appreciation of the U.S. dollar;

●	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and

●	lower or negative global growth.

Any such event may increase our costs and adversely affect our business if we are not able to pass such increased costs onto our customers. In addition, in the event there is a slowdown or disruption of the global and local supply chains, we may face interruptions in our production if we are not able to proactively manage our inventory and enter into strategic partnerships with suppliers. A delay in the transit time of our shipments would impact the availability of our products in the relevant consumer markets and increase our cost of capital employed as a result of larger inventories and longer accounts receivable turnover, therefore impacting our results of operations and financial position.

Geopolitical and economic risks have also increased over the past few years as a result of constant intensification of trade tensions between the United States and China, Brexit, and the rise of populism. The complexity of commercial relationships and the change in the tariff policies can result in fluctuations in our costs. Global supply chains, on which we heavily rely, may also face additional challenges, requiring effective mitigation strategies. Growing tensions may lead, among others, to the weaking of multilateral regime of world economy and WTO rules, a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Economic and political uncertainty in the United States may also create uncertainty in the global economy. In November 2024, Donald Trump was elected U.S. president. Trump’s administration will result in changes in legislation, regulation and government policy that could significantly impact our business, the relationship between Mexico and the United States as well as the markets in which we compete in the United States.

On April 2, 2025, President Donald Trump announced the implementation of global reciprocal tariffs between 10%-50%. Later, President Donald Trump announced the suspension of new tariffs for 90 days and raised the tariffs applied to China to 145%. President Donald Trump’s global reciprocal tariffs represent a new phase in US trade and economic policy, aiming to create a durable tariff wall around the country to address what it is seen to be as trade imbalances. Countries around the globe (including China and EU members) are planning or have already implemented retaliation tools against the United States. China, for example, applied 125% retaliatory tariffs over US imports. These rapidly evolving tariffs are unpredictable and are expected to impact global growth prospects an increase inflation, with potential effect amplified by a shift toward global economic fragmentation beyond direct retaliation against the U.S.

In addition to the broad-based tariffs described above, the current U.S. administration has indicated that it may adopt Mexico-specific measures targeting strategic sectors such as automobiles, auto parts, steel, aluminum and other industrial goods manufactured in Mexico. The administration has also suggested the possibility of restricting preferential treatment under the USMCA framework through stricter enforcement of rules of origin, labor compliance provisions and dispute mechanisms, without formally terminating the agreement. Furthermore, the United States may implement enhanced customs inspections, border controls or other non-tariff barriers that could delay cross-border trade and increase logistics costs. Certain public statements have also linked potential trade measures to immigration enforcement, enforcement against drug traffickers and border security policies, creating the risk that tariffs could be reimposed or expanded based on non-trade considerations. These sector-specific and non-tariff measures could adversely affect Mexican manufacturing, supply chains and the demand for our products.

We are continuing to monitor the situation in Russia, Ukraine, Venezuela, the Middle East, U.S. and globally, and assess its potential impact on our business. The ongoing geopolitical tensions, including contribute to significant market volatility and disrupt global supply chains. The weakening of multilateralism in trade further exacerbates these uncertainties. Any of these factors could adversely affect our business, prospects, financial condition, and operating results. These disruptions may also magnify the impact of other risks described elsewhere in this annual report.

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

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

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

The Company is an accelerated filer and has maintained that status from 2022 to 2025. The Company continues working to improve on the implementation of a formal internal control over financial reporting program based on a top-down risk assessment ensure the existence of controls over significant accounts, processes, applications and IT environments. See “Item 15—Controls and Procedures—Disclosure Controls and Procedures.”

If we fail to establish and maintain proper and effective internal controls over financial reporting or fail to adequately resolve our existing material weaknesses, our results of operations and our ability to operate our business may be materially adversely affected.

Our controlling shareholder may have interests that conflict with your interests.

As of the date of this annual report, Campalier S.A. de C.V. (“Campalier”), directly and through Banco Invex S.A. Institucion de Banca Múltiple, Invex Grupo Financiero,, controls approximately 54.2% of our outstanding Ordinary Shares. As the controlling shareholder, Campalier may take actions that are not in the best interests of the Group’s other shareholders. These actions may be taken in many cases even if they are opposed by the Group’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your Ordinary Shares as part of a sale of the Group.

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

Our revenue and profitability may be affected if we fail to acquire new companies or integrate those that we have already acquired, such as Jafra and, eventually Tupperware.

We consider acquisitions a useful instrument to complement our organic growth. We opportunistically explore acquiring other businesses and assets, such as the Jafra Acquisition and the pending Tupperware Acquisition, as defined below.

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

If we are unable to successfully integrate the operations of Jafra, Tupperware or any other acquired business, into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, results of operations and cash flow could be materially adversely affected.

Our indebtedness and any future inability to meet any of our obligations under our indebtedness could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

As of December 31, 2025, we had Ps.4,464 million of outstanding indebtedness (current and non-current borrowings and leases). We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. Recent disruptions in the global credit markets and their effect on the global and Mexican economies could materially adversely affect our business. We may also incur additional working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings, and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations as well as reduce the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

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

As of December 31, 2025, the Group is not within the scope of the pillar two model rules because this legislation has not been enacted in the jurisdictions where it operates. Since pillar two legislation is not effective at the reporting date, the Group has no current tax exposure; however, the Group will be analyzing the potential implications of the application of the pillar two rules, including evaluating whether the requirements in each jurisdiction qualify as income taxes under the scope of IAS 12. We cannot provide any assurance regarding the effect, if any, that such rules would have on our results of operations or financial condition.

Distributions to U.S. Holders of our shares may be fully taxable as dividends.

It is difficult to predict whether or to what extent the Company will generate earnings or profits as computed for U.S. federal income tax purposes in any given tax year. If the Company makes distributions on the shares from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions generally will be taxable to U.S. Holders of the Company’s shares as ordinary dividend income for U.S. federal income tax purposes. Under current law, if certain requirements are met, such dividends would be eligible for the lower tax rates applicable to qualified dividend income of certain non-corporate U.S. Holders. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that any such distribution on ordinary shares (including any Mexican taxes withheld) will be reported to U.S. Holders as foreign source dividend income. See “Taxation of distributions” below.

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

Our limited proprietary intellectual property and failure to keep pace with technological developments, including emerging technologies such as artificial intelligence, could adversely affect our competitive position.

We rely primarily on our trademarks, brand recognition and operational execution rather than significant proprietary technology or intellectual property. As a result, our business may be more susceptible to competitive pressures, including from companies that develop or control proprietary technologies or other intellectual property rights.

Our industry is subject to ongoing technological change, including the increasing use of digital tools, data analytics and artificial intelligence by competitors. Competitors that more effectively adopt or leverage such innovations may improve efficiency, enhance customer experience or reduce costs, which could make their products or services more profitable than ours.

Risks Related to Mexico

Since more that 90% our operations are concentrated in Mexico, we are subject to political, economic, legal, and regulatory risks specific to Mexico and are vulnerable to an economic downturn, other changes in market conditions, acts of violence, or natural disasters in s in Mexico which may adversely affect our business and results of operations.

Currently, almost all of our operations are conducted, and almost all of our customers are located, in Mexico. Accordingly, our ability to raise revenues, our financial condition and results of operations are substantially dependent on the economic conditions prevailing in Mexico. As a result, our business may be significantly affected by the Mexican economy’s general condition, political events and by the depreciation of the Mexican peso, by inflation and high interest rates in Mexico, among others. Declines in growth, high rates of inflation and high interest rates in Mexico may have a generally adverse effect on our operations. If inflation in Mexico increases while economic growth slows or stagnates, our business, results of operations and financial condition could be affected. In addition, high interest rates and economic instability could increase our costs of financing. For the years ended December 31, 2023, 2024 and 2025, annual GDP growth in Mexico was 3.1%, 1.4% and decreased to 0.8%, respectively.

During 2025, Mexico’s sovereign debt rating was confirmed by several rating agencies (S&P Global, HR Ratings and Fitch Ratings) and a stable outlook was maintained. We cannot ensure that the rating agencies will not announce an outlook revision and/or any downgrades of Mexico or any of its state-owned companies. These revisions and downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects.

Decreases in the growth rate of the Mexican economy, periods of low or negative growth or high inflation may adversely affect, the activities, financial situation, operating results, cash flows and/or prospects of the Group.

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

Political events and Mexican governmental policies may result in disruptions to our business operations and financial condition.

The Mexican government has exercised, and continues to exercise, a significant influence over many aspects of the Mexican economy. Thus, the actions and policies of the Mexican federal government relating to the economy as a whole, and in particular taxes, salaries, pension, air transport and similar services, and other political events in the country, could have a significant impact on us, as well as a more general impact on market conditions, prices and yields on Mexican variable and fixed income securities. We cannot predict whether political events or changes in the law, policy and regulations in Mexico, including measures related to new or increased taxes, could affect our business activities, financial condition, operating results, cash flows and prospects.

Political events in Mexico can significantly affect Mexican economic policy and, consequently, our operations. Political disagreements between the executive, legislative and judicial branches could come to a standstill and avoid the timely implementation of political and economic reforms, which in turn could have a major adverse effect on Mexican economic policy and, therefore, also on our business. We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, operating results and prospects.

Presidential, congressional and other governmental elections were held in Mexico on June 2, 2024, and Ms. Claudia Sheinbaum of the National Regeneration Movement (Movimiento de Regeneración Nacional), or Morena (the main political party of the Morena-PT (Partido del Trabajo) – PVEM (Partido Verde Ecologista de México) coalition), was elected president, taking office on October 1, 2024. The legislators elected in June, 2024, took office on September 1, 2024. As a result of the elections, the Morena coalition currently holds a qualified two-thirds majority in the Mexican House of Representatives and a qualified majority in the Mexican Senate. These majorities give the Morena coalition substantial authority to implement changes to the Constitution, laws, policies and regulations of Mexico.

On September 15, 2024, a constitutional judicial reform overhauling the functioning of the federal judiciary, mandating that all federal judges, including Supreme Court justices, be elected by popular vote, and lowering the qualification requirements to run for a judicial post in Mexico was published in the Federation Official Gazette (Diario Oficial de la Federación) and became effective the day after its publication in the Federal Official Gazette. Pursuant to this constitutional reform, the first election to select new federal judges took place in June 2025. Following this, the Mexican federal and local legislatures were given 90 and 180 calendar days, respectively, from September 16, 2024, to amend federal and local laws to align with the judiciary reform. This process includes the enactment of secondary laws, such as the Organic Law of the Judiciary (Ley Orgánica del Poder Judicial) and the Judicial Career Law of the Federal Judiciary (Ley de Carrera Judicial del Poder Judicial de la Federación), which are in force as of the date of this prospectus. The new laws abolish the existing Federal Judiciary Council (Consejo de la Judicatura Federal) that oversaw judiciary discipline and replaces it with a new disciplinary tribunal (with ability to supervise and sanction judges) controlled by the Mexican Congress. Additionally, secondary rules and regulations are still to be approved by the Mexican Congress, but these laws may significantly and adversely affect legal certainty and protections in Mexico, which could adversely affect our ability to defend or enforce claims in court, as well as negatively impact investor confidence in Mexico.

In December 2024, President Sheinbaum initiated a comprehensive restructuring of the federal government which will have the effect of dissolving several autonomous governmental bodies, such as the National Institute for Transparency, Access to Information, and Personal Data Protection (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales), or INAI, the National Council for the Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social), or CONEVAL, the COFECE, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones), or IFT, the National Commission for the Continuous Improvement of Education (Comisión Nacional para la Mejora Continua de la Educación), or MEJORADU, the Energy Regulation Commission (Comisión Reguladora de Energía), or CRE, the National Hydrocarbon Commission (Comisión Nacional de Hidrocarburos), or CNH, and the National Center of Energy Control (Centro Nacional de Control de Energía), or CENACE, and the transfer of their functions to Mexican Government agencies or to the INEGI. We cannot assure you that similar measures will not be taken in the future, which could have a negative effect on Mexico’s economy.

In March 2026, President Sheinbaum’s administration proposed significant updated electoral reforms that may materially impact the political landscape, including constitutional amendments aimed at eliminating political reelection and restricting immediate family members from succeeding each other in elected offices, seeking to reduce political dynasties and promote democratic transparency. This updated electoral reform further proposals to overhaul the electoral system by reducing public funding for political parties, cutting the budget of the National Electoral Institute (Instituto National Electoral), and eliminating proportional representation seats in the legislature. These reforms, if enacted, could substantially alter Mexico’s electoral framework and governance structures. The proposed changes require constitutional approval and face political debate, which creates uncertainty regarding their final form and timing.

We cannot assure you that these reforms will not have a negative impact on our business, financial condition and results of operations.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of Mexico, including (but not limited to) the Ley Federal Para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Mexican Federal Law for the Prevention and Identification of Transactions with Illicit Proceeds). In addition, we are subject to regulations on economic sanctions that restrict our dealings with certain sanctioned countries, individuals, and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud, or violations of law by our affiliates, employees, directors, officers, partners, agents, and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

Betterware is considered a “foreign private issuer” under the Securities Exchange Act (the “Exchange Act”) and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Group is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. The Group is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS. The Group is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, BWM’s officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act and some of the rules under the Exchange Act with respect to their purchases and sales of Company securities.

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

We have not applied to register the Shares in Mexico with the National Securities Registry (Registro Nacional de Valores, or “RNV”) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”). The Shares have not been and will not be listed on any Mexican securities exchange or quoted in any automated interdealer quotation system in Mexico.

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

In addition, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of “foreign private issuer” under U.S. securities laws. If the SEC were to adopt changes to the “foreign private issuer” definition, we could potentially lose our status as a foreign private issuer. If we were to lose our foreign private issuer status, we would be required to comply with all of the disclosure and procedural requirements applicable to U.S. domestic issuers, including the preparation of financial statements in accordance with U.S. GAAP, more frequent periodic reporting and compliance with Regulation FD. Such compliance would increase our legal, accounting and other expenses and would require our management to devote substantial time and resources to comply with these additional regulatory requirements.

Under current Section 16 of the Exchange Act, executive officers and directors of U.S. public companies, as well as beneficial owners of more than 10% of a public company’s equity securities (collectively, “insiders”), are required to publicly report transactions in company securities within two business days. We, as an FPI, were not covered by such requirements. However, the recently enacted “Holding Foreign Insiders Accountable Act” extends Section 16(a) reporting requirements to directors and officers of FPIs. As a result, our executive officers and directors are required to report transactions in respect of our equity securities as of March 18, 2026. Compliance with these disclosure requirements may result in increased expenses and require the Company’s management to devote time and resources to comply with such regulatory requirements. If our executive officers and directors fail to comply with such disclosure requirements, they may be subject to penalties, and their reputation may be harmed, which in turn may have a negative impact on our business, reputation and the market price of our common shares

If securities or industry analysts do not publish or cease publishing research or reports about Betterware, our business, or markets, or if they change their recommendations regarding the Company shares adversely, the price and trading volume of the Company’s shares could decline.

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

If the Company is characterized as a PFIC for any year during which a U.S. Holder holds Company shares, certain adverse U.S. federal income tax consequences may apply to such holder. Based on the projected composition of our income and assets, including goodwill, it is not expected that the Company was a PFIC for our 2025 taxable year and will be a PFIC for the foreseeable future. However, the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

If the Company is a PFIC for any year during which a U.S. holder holds Company shares, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of the Company shares and on any “excess distributions” received from the Company. Certain elections may be available that would result in alternative treatments of the Company shares. See “Passive Foreign Investment Company Rules” below.

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

ITEM 4. INFORMATION ON THE COMPANY

Betterware de México, S.A.P.I. de C.V. (formerly Betterware de México, S.A.B. de C.V.), is a Mexican sociedad anónima promotora de inversión de capital variable that was incorporated under the laws of Mexico in 1995. The company’s headquarters are located in the city of Jalisco, Mexico, and its main registered office is located at Gdl-Ameca-Huaxtla km-5, El Arenal Jalisco, 45350, México, and the telephone number is +52 (33) 3836-0500. Our agent for service of process in the United States is Corporate Services Company (“CSC”), located at 251 Little Falls Drive, Wilmington, Delaware 19808-1674. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “BWMX.”

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

History and Recent Developments

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos, unless otherwise noted

The Business Formation, Combination and Mergers

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

The DD3 Merger

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

Upon such transfer to the Invex Security Trust, Betterware’s shareholders approved (i) the sale of all or a portion of such Betterware’s Series C and Series D shares to DD3 Acquisition Corp., S.A. de C.V. (the “DD3 Acquisition”), (ii) the Merger, (iii) the amendment of Betterware’s by-laws to become a sociedad anónima promotora de inversion de capital variable, (iv) the increase of Betterware’s capital stock by Ps. 94,311,438.00, through the issuance of 2,211,075 ordinary shares, without nominal value, subscribed by the shareholders of DD3 Acquisition Corp., S.A. de C.V., and (v) the increase of Betterware’s capital stock by Ps.872,878,500.00 through the issuance of 4,500,000 ordinary treasury shares without nominal value, offered for subscription and payment under Betterware’s public offering in the U.S. completed and filed with the SEC under our Registration Statement on Form F-1, which became effective on January 22, 2020. On March 10, 2020, Betterware’s corporate name changed from Betterware de México, S.A. de C.V. to Betterware de México, S.A.P.I. de C.V.

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

Closing of the DD3 Business Combination

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

JAFRA is a global company in direct sales in the beauty and personal care (B&PC) industry with strong presence in Mexico and the United States through independent leaders and consultants who sell JAFRA’s unique products. The JAFRA Acquisition was approved by the Federal Economic Competition Commission on March 24, 2022, and consummated on April 7, 2022. The funds necessary to pay the purchase price, and other associated expenses, under the JAFRA Acquisition were obtained from (i) a long-term syndicated loan of Ps.4,499 million, and (ii) US$30 million from available cash of Betterware. See “Indebtedness—Long Term Syndicated Credit Line.”

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

Assets held for sale:

➢	Jafra México classified the O’Farril as assets held for sale in accordance with the accounting policy “current assets held for sale for Ps.40 million (book value).” The Company recognized an impairment loss of Ps.166.6 million recognized in administrative expenses based on the use given to land.

Events during 2025 and Subsequent events during 2026

The home organization segment launched in Latin America, identified as the Andean region. On April 18, 2024, January 20, 2025 and November 13, 2025, Betterware Perú, Ecuador and Colombia were established, respectively; and they began operations on January 1, 2025, May 5, 2025, and March 2, 2026, respectively. Due to the tariff reform imposed by the United States government, in April 2025, the Group’s management decide to close the operations of our Betterware America subsidiary in the United States and focus on our expansion in Central America.

On January 19, 2026, Betterware entered into a definitive purchase agreement (“SPA”) to acquire Tupperware’s operating assets in Latin America (the “Tupperware Acquisition”), primarily in Mexico and Brazil, the region’s core markets. As part of the Tupperware Acquisition, we will also obtain a perpetual, royalty-free, and exclusive license for the “Tupperware” brand for the entire LatAm region (subject only to a license previously granted in Argentina and that expires per its own terms on the third quarter of 2026). The transaction is expected to close during the first half of 2026. The closing of the acquisition is subject to standard closing conditions, including the approval of our shareholders and country regulators, including the antitrust commission in Mexico (La Comisión Nacional Antimonopolio), and to certain termination provisions under the purchase agreement.

The agreed consideration amounted to US$215 million in debt-financed cash and US$35 million in BeFra shares, on a debt-free and excess cash basis. BeFra will grant certain registration rights with respect to the BeFra shares to be issued in the transaction and certain shares will be subject to lock-up for up to nine months after the closing of the transaction.

Tupperware Latin America has historically been a profitable regional business within the global Tupperware organization. Backed by more than 140 distributors and more than 200,000 independent sales representatives, its vertically integrated operations with world-class manufacturing plants in Mexico (65% utilization) and Brazil (50% utilization) have driven consistently high EBITDA margins and strong free cash flow generation. BeFra hopes to renew Tupperware’s previous focus on consumer-driven product innovation and an elevated value proposition, supported by the deep industry experience of BeFra executives. Tupperware will also contribute to the expansion of the Betterware homewares brand in the region.

On March 17, 2026, the Ordinary General Shareholders’ Meeting approved the capital increase of US$35 million equivalent to Ps.619 million pesos agreed under the SPA. In addition, the cancellation of the 72,626 treasury shares held as of December 31, 2025 was approved and on the other hand, 2,241,133 new shares issuance was approved and will be kept in the Company’s treasury until they are subscribed on the closing date of the Tupperware Acquisition and delivered on said date in compliance with the payment obligation assumed by the Company in the SPA. If the Tupperware Acquisition is not completed, the capital increase and the issuance of new treasury shares will be automatically canceled without the need for corporate resolution.

Due to the Tupperware Acquisition, the total number of outstanding shares of the Company as of the date of this Annual Report is 39,485,053.

B.	BUSINESS OVERVIEW

We are a company in the consumer product goods industry, focused on building meaningful brands that the consumer appreciates. We commercialize directly to the customer through a modern form of person to person selling. We operate two segments divided into home organization and beauty personal care products, as follows:

●	Home organization segment (BWM) comprised of seven different categories: kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom and wellness. For the years 2025, 2024 and 2023, this segment represented 39.9%, 42.5% and 44.0%, respectively, of our net revenue on a consolidated basis.

●	Beauty and personal care (B&PC) segment (JAFRA) comprised of four main categories: fragrance, color, skin care and toiletries. For the years 2025, 2024 and 2023, this segment represented 60.1%, 57.5% and 56.0% of our net revenue on a consolidated basis.

Home Organization Segment (BWM):

We believe Betterware is a leading direct-to-customer company in Mexico. Our home organization segment is focused on creating innovative products that solve specific needs regarding organization, practicality, space-saving and hygiene within the household, with a wide product portfolio including home solutions, kitchen and food preservation, technology and mobility, bedroom, bathroom, laundry and cleaning, well-being and other categories that include products and solutions for every corner of the household.

Our home organization segment’s products are sold through monthly catalogues published throughout the year where we exhibit:

	Products			Var. $		Var. %
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
Products per catalogue (1)	392	387	356	5	31	1.3%	8.7%
-New products (2)	463	515	506	(52)	9	(10.1)%	1.8%
-Bring backs (3)	59	96	172	(37)	(76)	(38.5)%	(44.2)%

(1)	Total of products exhibited per catalogue

(2)	Innovative products that had never been exhibited in catalogs from previous years

(3)	Products from previous years returned to the current year’s catalog

-During 2025, BWM increased the number of products per catalogue compared to 2024 and 2023, due to internally the marketing area carried out a historical study of products which resulted in sales increasing when there were more products exhibited within the catalogue.

-During 2025, BWM decreased the number of new products and bring backs in order to focus on offering the historical best-selling products, recover customers and promote an increase in sales.

-During 2024, BWM decreased the number of new products overall but increased the number of new developments in order to promote sales by focusing on market trends and to attract and maintain a diverse customer base.

For 2025, 2024 and 2023, all our home organization’s products feature distinctive brand attributes and manufactured by more than 350 certified manufactures in China and México, and then delivered to BWM’s warehouse in El Arenal, Jalisco where we process and pack the products.

We sell our home organization segment’s products through a unique two-tier sales model, by distributors and associates as follows:

	Sales Network			Var. $		Var. %
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024		2024 vs 2023
Distributors:
EOP Base	40,723	42,608	41,825	(1,885)	783	(4.4)%		1.9%
Avg. Weekly Order	75.4%	75.5%	77.0%			(0.1	)pp	(1.5	)pp
Associates:
EOP Base	654,680	674,654	741,170	(19,974)	(66,516)	(3.0)%		(9.0)%
Avg. Weekly Order	26.4%	26.7%	27.0%			(0.3	)pp	(0.3	)pp

Distributors: Product consumer, sales promoter and lead a group of Associates that earn commissions by sales from the Associates lead (“Distributor”).

Associates: Product consumer and sales promoter (“Associate”), which purchase transactions through a Distributor and do not earn commissions.

EOP Base: Associate or Distributor base at the end of the period.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates or Distributors.

As of December 31, 2025, 2024 and 2023 our distributors and associates have approximately 22%, 22% and 24.5% household penetration in Mexico. The market penetration study consists of face-to-face surveys of households randomly selected by socioeconomic status and located in cities with more than 100,000 households currently in Mexico, with the aim of determining the number of households that have purchased a Betterware product in the past 12 months.

We achieve distribution cost efficiencies by delivering products exclusively through direct-to-distributor channels. The distributor and associates deliver our products to final consumers, which means that our state-of-the-art infrastructure allows us to safely deliver products to every part of the country in a timely and efficient manner. Our infrastructure is backed by the strategic location of our distribution center in Jalisco, Mexico.

Beauty and Personal Care Segment (JAFRA)

Our beauty and personal care segment has a portfolio of products within four main categories: fragrances, color, skin care and toiletries. We believe JAFRA is a leader in the Mexican fragrance market and in 2025, our beauty and personal care segment’s products were sold through 12 promotional catalogues published monthly offering its products as follows:

	Products			Var. $		Var. %
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
Total Portfolio of products	924	950	1,200	(26)	(250)	(2.7)%	(20.8)%
Average products per catalogue	365	400	400	(35)	-	(8.8)%	-
New products (innovation)	164	200	160	(36)	40	(18.0)%	25.0%

-Jafra declined the number of new products in 2025 compared to 2024, this decline in new products in 2025 compared to 2024 is due to the launch of 58 new commemorative products celebrating Jafra’s 45th anniversary in October 2024.

Almost all of our beauty and personal care segment’s products are produced in our facility located in Queretaro, México and distributed across Mexico and in some cities of the United States through our distribution center located in Lerma, Mexico. Our beauty and personal care segment’s products are sold through a generational multilevel model, reaching penetration sales in Mexico during 2025, 2024 and 2023:

●	In fragrances by 15.5%, 13.0%, 13.0%, respectively

●	In color by 2.6%, 3.5%, 3.5%, respectively

●	In skin care by 1.2%, 1.1%, 1.1% respectively

We sell our beauty and personal care segment’s products through a unique two-tier sales model, by leaders and consultants as follows:

	Sales Network			Var. $		Var. %
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024		2024 vs 2023
Leaders:
EOP Base	20,483	20,731	20,512	(248)	219	(1.2)%		1.1%
Avg. Monthly Order	94%	94%	94%			0	pp	0	pp
Consultants:
EOP Base	470,925	505,804	498,853	(34,879)	6,951	(6.9)%		1.4%
Avg. Monthly Order	50%	52%	52%			(2.0	)pp	0	pp

Leaders: Product consumer, sales promoter and lead a group of Consultants that earn commissions by sales from the Consultants (“Leader”).

Consultants: Product consumer and sales promoter (“Consultant”) that purchase transactions through a Leader and do not earn commissions.

EOP Base: Leader or Consultant base at the end of the period

Avg. Monthly Order (Leaders): Average monthly data. Total Leader revenue divided by number of Leaders orders.

Avg. Monthly Order (Consultants): Average monthly data. Total catalog revenue divided by number of Consultants orders.

Our beauty and personal care segment has one of the biggest distribution networks of leaders and consultants in Mexico reaching more than 9,600 cities in 2025 and 2024 and reaching more than 7,500 cities in 2023.

Our distributors, associates, leaders and consultants are monitored tightly through an in-house developed business intelligence platform that tracks weekly and monthly performance and has a detailed mapping system of the country to identify potential areas to penetrate and increase our network.

Our home organization and personal care segment business model is tailored mainly Mexico’s geographic, demographic and economic dynamics, where communities are small and scattered across the country, with very low retail penetration and difficult to fulfill last mile logistics. Management is working to extend its business model to the rest of countries where we have started operations such as Guatemala, the United States and Andean Region (Ecuador, Peru and Colombia). Additionally, our business model is resilient to economic downturns and seasonal fluctuations given low average sales prices to consumers.

Supported by our top-notch product innovation, business intelligence and technology units, which provide daily monitoring of key metrics and product intelligence.

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

Revenue by geographic market

The income recognized during the years 2025, 2024 and 2023, national and foreign, is shown below:

					Var. $		Var. %
	2025		2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
Revenue in Mexico(1)	Ps.	13,234,281	13,166,582	12,072,852	67,699	1,093,730	0.5%	9.1%
Revenue in United States (2)		954,834	924,976	927,947	29,858	(2,971)	3.2%	(0.3)
Revenue in Latam (3)		53,900	9,200	8,708	44,700	492	485.9%	5.6%
Total revenue of the Group	Ps.	14,243,015	14,100,758	13,009,507	142,257	1,091,251	1.0%	8.4%

Note: Please see the section of “Results of Operations — Net Revenue” for the increases, decreases by business segment.

(1)	The Groups’ revenue in Mexico represented as of December 31, 2025, 2024 and 2023: 92.9%, 93.4% and 92.8%, respectively. The revenue in Mexico corresponds to (i) in 40% of Home organization segment (BWM) and (ii) in 60% Beauty and personal care (B&PC) segment (JAFRA).

(2)	The Groups’ revenue in United States represented as of December 31, 2025, 2024 and 2023: 6.7%, 6.6% and 7.1%, respectively, and corresponds to Beauty and personal care (B&PC) segment (JAFRA).

(3)	The Groups’ revenue in Latam (Guatemala and Andean Region) represented 0.4% as of December 31, 2025 and 0.1% as of December 31, 2024 and 2023, and corresponds to Home organization segment (BWM).

Competitive Strengths

Innovation and Product Development

Our innovation journey has been a disciplined, evolutionary process that transformed a traditional catalog sales company into a scalable direct sales platform supported by strong technological and logistical capabilities.

The Company focuses on developing attractive, functional products that enhance everyday life, while integrating technology through smart product solutions. At the same time, the deployment of digital tools across the sales network has enabled distributors to manage their businesses remotely, significantly improving productivity and supporting sustained, exponential growth.

The Company consolidated a hybrid business model that combines personalized customer engagement with digital capabilities. A key milestone was the launch of “Your Digital Store,” which allows distributors to connect with customers online, expand market reach, and strengthen sales efficiency.

In parallel, the Company expanded its product portfolio and geographic presence.

Today, the Company leverages an extensive physical distribution network alongside a robust digital strategy, creating a differentiated value proposition. This integrated approach enhances customer experience, drives operational efficiency, and positions the Company for sustainable long-term growth.

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

Brand Building

BeFra is building a diversified brand portfolio through a disciplined acquisition strategy focused on iconic direct-selling brands with strong market recognition, including Jafra (acquired in 2022) and Tupperware (acquisition in process, expected in 2026). This strategy is aimed at consolidating operational synergies and accelerating expansion across Latin America.

The Group also seeks to increase plastic production in Mexico by partnering with local suppliers, strengthening domestic manufacturing capabilities and supporting the development of its branded products.

BeFra manages its portfolio of brands in a coordinated and efficient manner, with a strategic focus on entering and expanding into new markets, reinforcing its long-term growth and value creation strategy.

Unique Business Intelligence and Data Analytics Unit

The business intelligence unit has been in place since 2013 and provides continuous monitoring of key performance indicators. This enables accurate analysis of product performance and sales force effectiveness. Over time, the unit has strengthened its analytical capabilities, supported more informed decision-making and driven operational efficiencies.

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

Person to person channel Management

The Company has accumulated many years of experience in managing its sales channel, including the design and execution of rewards programs, the deployment of dedicated channel technology, and the ease of doing business with the organization. This experience is complemented by a strong focus on maintaining close relationships with the sales force.

Reward Programs

●	Our beauty and personal care segment has a multilevel program, with 10 levels of seniority determined by the amount of sales and consultants they have, offering attractive benefits and incentives.

●	We have a rewards program intended to attract, retain, and motivate distributors, associates, leaders and consultants through product discounts, points, trips, gifts and more.

Technology

The Company continuously invests in technology across all our operations, digitizing our processes to drive the commercial growth of the Group’s companies, seeking to streamline our operations and capture operational synergies. As part of this evolution, the digital transformation department focused on accelerating growth by maximizing every interaction between the Company and its customers. The main strategic pillars from this area are to grow our clients’ businesses, strengthen our digital capabilities, and turn our data into a competitive advantage.

Unparalleled Logistics and Supply Chain Platform

Our home organization segment’s products are manufactured by more than 350 third-party certified factories located in China and Mexico following BWM’s quality standards. Approximately 84.3% of our beauty and personal care segment’s products are internally manufactured in our facility located in Queretaro, Mexico.

Experienced Management & Meritocratic Culture

●	Our Board Chairman, Mr. Luis Campos, has more than 30 years of experience in the direct-to-consumer selling sector across the Americas and a strong track record of delivering value to its shareholders with commitment to excellence.

●	Top management has worked at the Company, in average, seven years.

●	Our culture is based on the following principles:

1.	Result driven management:

●	Incentives based on results; and

●	Highly professional operation and no bureaucracy.

2.	Meritocratic culture:

●	Culture focused on solutions, delivery, discipline and commitment.

3.	Closeness to salesforce:

●	Management is close and visible to distributors, associates, leaders and consultants; and

●	Open office spaces for efficient flow of information and data allows fast decision making.

Expansion Strategy

We have a plan for growth, which includes organic and inorganic initiatives. The main strategies divided by timeline are the following:

●	Short Term

1.	New product categories;

2.	Web marketing/E-commerce; and

3.	Increase service capacity.

●	Medium Term

1.	New product lines;

2.	International expansion to North America and Latin America; and

3.	Strategic business acquisitions.

Customers

●	We are 100% committed to providing products to our customers that serve as everyday solutions for modern space organization and beauty and personal care for all kind of clients. We also have the objective of providing products that are accessible to anyone.

●	Most of our end customers are adult men and women with the desire of optimizing their homes organization and care about beauty and personal care.

●	Although our products are purchased by all kinds of consumers, our focus is on serving consumers within lower to mid socioeconomic levels. We offer branded products with better quality and differentiation than usual products offerings in the market.

Distributor and Associate Profile

●	As of December 31, 2025, Betterware had 40,723 distributors and 654,680 associates, processing monthly orders averaging Ps.20 thousand-MXN per distributor and Ps.2 thousand-MXN per associate. Betterware received 910,000 orders, with Ps.7 million items shipped.

●	As of December 31, 2025, Jafra had 20,483 leaders and 470,925 consultants, receiving monthly orders averaging Ps.3 thousand-MXN per distributor and Ps.2.5 thousand-MXN per associate. This resulted in the processing of nearly 275,000 orders, representing Ps.7.5 million MXN items delivered.

Sales & Marketing

●	Our main marketing tool is the word of mouth of the sales network, and the main sales-related expense is the rewards program designed to promote the brand. Our catalog is the principal tool for showcasing products and is available in both printed and digital formats. In addition, Jafra provides free product samples to prospective customers to support trial and acquisition.

●	Our main advertising expenditures are sales catalog design and printing expenses, particularly with respect to our catalogues that are delivered to our distributors, associates, leaders and consultants who then distribute them to customers. As of December 31, 2025, 2024 and 2023, sales and marketing expenses represented 2.9%, 3.0%, 3.1% of our net revenue. In addition, another advertising costs includes videos, radio and tv spots, social media, promotional campaigns, marketing campaigns, billboards and transit advertising in bus lines and subways and events, which as of December 31, 2025, represented 2.6%, 2.7%, 2.4% of our net revenue.

Seasonality

We have not experienced and do not expect to experience, any material seasonal fluctuations which could affect our business and results of operations.

Raw Materials

Betterware manufactures a significant portion of its products in China across categories including plastics, textiles, and small appliances.

In Jafra, our manufacturing activity relies heavily on a consistent supply of various materials, such as glass, fragrance oils, plastics, folding boxes, and alcohol. The prices of these materials are subject to considerable volatility due to energy price fluctuations, geopolitical tensions, and supply chain disruptions. Glass represents 27% of our input purchases and the largest share of our materials, followed by plastics with 25%, fragrance oils with 21%, folding boxes with 11%, alcohol with 3%, and the remaining 13% distributed among other ingredients for our products.

Jafra has experienced volatility in raw material costs such as glass with 6% increase in 2025 vs 2024. For 2026 it expects a 4.5% increase due to geopolitical tensions. However, Jafra continues to implement cost-saving initiatives to offset the impact and improve sourcing efficiency, but it cannot be assured that such efforts will fully compensate for future cost pressures.

Recent Government Regulation Impacts and Costs

The Company is subject to numerous regulatory regimes under Mexican federal, state, and municipal laws and similar laws in other countries for companies engaged in the manufacturing, sourcing, marketing, distribution, and sale of consumer products. While these regulatory regimes and laws are subject to changes, no recent changes have had a material impact on the Company. Increases of import tariff impact the Company’s cost structure, but the Company has implemented mitigation actions, including supplier renegotiations, product mix adjustments, and partial nationalization of production. The estimated impact of tariffs on gross margin is less than 0.6%. The Company has also had to raise minimum wages over 10% for unionized personnel in Mexico in order to remain competitive in the industry and improve employee retention. Other than the import tariff changes and wage increases, no recent legal or regulatory requirements or trends have posed a material impact on the costs or profits of our business.

Other Sources of Cost Fluctuations

Recent geopolitical developments in Iran have led to temporary increases in fuel and certain input costs, including freight and resins. To date, these effects have not been significant to the Company’s cost structure and conditions are expected to normalize as markets stabilize.

For Jafra, in addition to the price of our materials and labor costs, the costs of our products are subject to two important factors: 1) currency fluctuations and 2) changes in production volumes.

1) Approximately 30% of our raw materials are priced in US dollars, which presents a latent risk of currency fluctuations. This risk can be minimized with hedging contracts that allow us to reduce or eliminate volatility.

2) Variations in demand can translate into variations in product cost. We have worked to reduce errors in forecasted demand to ensure we have accurate product cost estimates within our budgets.

Environmental and Sustainability Matters

The Group is committed to managing its environmental, social, and governance impacts. In 2025, the Company launched a comprehensive overhaul of its management by establishing a Sustainability Committee that will report to the Group’s Board of Directors and appointing a Sustainability Director to closely monitor these issues. Based on the framework of the United Nations Sustainable Development Goals (SDGs), the Global Reporting Initiative (GRI), International Financial Reporting Standards (IFRS), the sectoral indicators of the Sustainability Accounting Standards Board (SASB), and regulatory compliance in the locations where it operates, BeFra defined its environmental and sustainability strategy for the 2026–2029 period (the “Environmental and Sustainability Strategy”).

In late 2025, the Company conducted a double materiality analysis (the “Double Materiality Analysis”) through an independent consultant, in accordance with best practices in sustainability. In this way, it identified the sustainability and climate risks and opportunities for both entities. BeFra is currently in the process of implementing the ISSB Standards (IFRS S1 and S2) in its financial sustainability reporting.

Environmental Management

With the aim of allocating material, human, and financial resources to its Environmental and Sustainability Strategy, BeFra invested Ps.450 thousand-MXN in 2025 in a Double Materiality Analysis and sustainability reporting, in addition to Ps.290 thousand-MXN to measure its carbon footprint.

Based on the results of the Double Materiality Analysis, an action plan was designed around two strategic pillars: 1) eco-efficiency and 2) decarbonization. In 2026, the focus will be on deepening both strategies by defining specific objectives and metrics for the Group.

a)	Eco-efficiency Strategy

The Group’s philosophy is based on lean operations that aim to maximize productivity and profitability through operational efficiency and the careful management of strategic resources and inputs. There are three national operational centers: the Betterware campus in Jalisco, the Jafra plant in Querétaro, and the Jafra Distribution Center (“CEDIS”) in the State of Mexico.

b)	Energy

In 2025, electricity was the primary energy source used for automating operations. This was followed by natural gas for the Jafra production plant boiler, gasoline for transportation vehicles, and other uses.

7,467,512 kWh of electricity were consumed: 60% by Jafra for filling, packaging, and packing line processes, and 40% by Betterware, primarily for the sorting tower. Additionally, Jafra’s manufacturing process required 14,209.3 MCF of natural gas for the boiler, at a cost of Ps.3.5 million pesos.

The Group has invested in clean energy sources through infrastructure that promotes natural lighting, the installation of LED lighting systems, timers throughout the facilities, and solar panels.

In 2024, with an investment of Ps.3.3 million pesos, 300 solar panels were installed on the Betterware campus, generating 277,855.3 kWh of renewable energy, equivalent to 12% of the company’s electricity consumption. An expansion to add 600 more panels is being evaluated for 2026-2027. Meanwhile, Jafra plans to achieve 100% LED lighting across all its facilities and, through a Ps.10 million pesos investment in solar panels for its Querétaro plant and Toluca distribution center, reach its goal of 10% renewable energy by 2028. The corporate offices of Jafra and BeFra (in Guadalajara, Jalisco) are located in newly constructed smart buildings, featuring technological advancements such as reduced energy consumption through HVAC (Heating, Ventilation, and Air Conditioning) efficiency, LED lighting with automatic control, and extended equipment lifespan through predictive maintenance.

c)	Water

BeFra is aware that its operational centers are located in areas with high water stress. The two main facilities the Betterware Campus and the Jafra plant—operate using a closed-loop system and have their own water treatment plants. Consumption in 2025 was 89,424 m³ of fresh water, 20% from Betterware and 80% from Jafra.

Betterware: draws fresh water from a well and reduced its consumption by 0.65% compared to 2024, through a rainwater harvesting system and the use of treated water for irrigating green areas.

Jafra: receives water via the municipal network as part of an industrial park and increased its consumption by 10% compared to the previous year due to increased production and sales. For 2026, it budgeted Ps.12.8 million pesos for the redesign of the water treatment plant in Querétaro, an investment that will achieve an approximate 10% reduction in water use by 2028.

d)	Strategic Inputs

Due to the nature of its operations and sales volume, the environmental impact of BeFra’s product delivery is considerable.

For Betterware, environmental risks and opportunities are linked to improved purchasing, logistics, and packaging practices, as most of its products are manufactured in China.

For Jafra, they are linked to responsible sourcing practices, safe production, and packaging, as 90% of its inputs are of national origin.

The Group promotes the recycling of inputs related to storage and shipping, especially corrugated cardboard, paper, and stretch wrap. It also promotes the certification of materials, such as the paper used for catalogs and the cardboard used for packaging and storage. Jafra’s production processes also require materials such as glass, plastic, solvents, and other substances.

Decarbonization Strategy

Since 2023, the Company has measured its carbon footprint in accordance with international commitments and Mexican government regulations. In 2025, this measurement and analysis was deepened through the engagement as an external consultant. Opportunities for reduction in Scope 1 and 2 emissions were identified using science-based targets (SBTis), and Scope 3 emissions were calculated by category using an expenditure-based methodology. A specific measurement system for the value chain will be implemented in 2026.

a)	Climate Action Plan

Developed in partnership with Sin Carbono, the plan is being implemented in three phases:

●	(2nd half of 2025) - Screening A1, A2, and A3. The A1 and A2 emissions calculations were validated, and spend-based screening was conducted to identify the most relevant impact categories of A3, aligning them with the GHG Protocol. A proposed decarbonization strategy and a preliminary roadmap with a Science-Based Targets (SBTi) approach were received.

●	(1st half of 2026) - Upstream and Downstream Carbon Footprint Measurement. A proposed roadmap and targets for 2027 and 2030, and a Net Zero vision for 2050, were developed. The focus is on standardizing measurement systems across work sites based on the GHG Protocol and the ISO 14064 standard, as well as integrating the information into monitoring software.

●	(2nd half of 2026) - Climate Action Plan: Based on SBTi and short, medium and long term horizons, modeling the potential of different initiatives in a strategic roadmap to reduce GHG emissions in operations and in the value chain.

b)	Scope 1 and 2 Emissions

Scope 1 emissions (“Scope 1”) include those from operations, the vehicle fleet, and fugitive emissions. The main fuel is natural gas used in the boiler at the Jafra plant. Gasoline or diesel consumption at operational centers is low, as it is only used in the event of power outages at power generation and water treatment plants. For employee transportation, bus routes are used, and carpooling is encouraged through gasoline vouchers.

It is estimated that vehicles used by staff commuting to work generated 2,275 tCO2e, and 1,144 tCO2e for business travel. A plan to integrate electric vehicles over the next five years is being prepared for 2026.

Regarding equipment maintenance and upgrades and their impact on GHG emissions, Jafra invested $5.8 million pesos to upgrade equipment, replace forklift batteries and 10 HP 800k screw compressors for Logistics, install capacitor banks at the plant’s substation, and replace the chiller.

Regarding Scope 2 emissions (“Scope 2”), which are indirect emissions resulting from Betterware’s purchase of electricity, heating, cooling, and other resources in operations, Betterware achieved a 20% reduction compared to 2024, due to energy generated by solar panels (88%) and best practices (12%). Of BeFra’s 3,199 tCO2e of emissions from electricity consumption, 80% came from market-based electricity and 20% from location-based electricity.

c)	Scope 3 Emissions

As noted above, a more in-depth analysis of Scope 3 emissions (“Scope 3”), which are broad, indirect emissions that occur both upstream and downstream of a company’s value chain, for BeFra will be conducted in 2026. A software extension of the Transport Management System (TMS) is being evaluated to measure delivery distances more accurately, identifying opportunities to reduce the carbon footprint throughout the value chain. We are considering evaluating carrier selection (Clean Transportation program or energy efficiency plans). Other actions to consider: environmental clauses with suppliers, reducing incentives that involve energy consumption, last-mile electrification, eco-design in products, and inputs with lower environmental impact or recycling options.

Of the total GHG emissions at A3 based on the previous study, it is estimated that the Company’s total transportation and logistics generated 45,243 tCO2e, with 15% being upstream emissions and 85% downstream emissions.

d)	Extreme Weather Events

In 2025, Mexico experienced several extreme weather events: record-breaking rainfall in June; Hurricane Erick in the Pacific in June; and flooding and landslides caused by torrential rains in several states in October and November. These events did not materially affect the Company’s financial situation, beyond the payment of insurance claims totaling Ps.37.7 million pesos.

Both Betterware and Jafra achieved a 98% on-time delivery rate with 24- and 48-hour delivery windows. As part of a prevention plan for 2026, risk maps are being developed for each workplace in collaboration with strategic partners. This will enable the implementation of Business Continuity Plans in the event of weather-related incidents, which are expected to reduce emergency repair costs, lower the risk of missed deliveries, and yield benefits regarding insurance premiums.

Jafra is evaluating structural reengineering projects to prevent rainwater leaks at both the plant and the Toluca CEDIS. The Group plans to renew the insurance policy for 2026.

e)	Additional Financial Effects

No financed issuances were generated for the Decarbonization Strategy during the reporting year. However, we have in the past issued sustainability bonds. A transaction originated by Betterware in 2021 to finance the construction of the Guadalajara Campus—based on an environmental impact analysis —was monitored for environmental impacts, and two sustainable bonds were issued to finance the facility. See “Indebtedness.”

The state of Querétaro is among the most advanced in the country in terms of environmental regulation, imposing taxes on carbon emissions and waste generation. For the 2024 fiscal year, Jafra paid $288,766 MXN in carbon taxes and Ps.29 thousand in waste-related environmental taxes in 2025. The Company offset 804.59 tCO2e of CO2e emissions in 2024 through carbon credits, representing 23% of the total.

Thanks to its emissions management results and eco-efficiency practices, Jafra was awarded the QRO-3 State Low Carbon Emissions Seal and Level 1 Clean Industry Certification in 2025.

Value Chain Management

With a social mission focused on empowering people, BeFra provides an income opportunity for independent merchants—the vast majority of whom are women (90%)—through the direct sale of consumer goods using physical catalogs and digital tools. This model is based on a discount scheme that allows sellers to earn points for their orders, which they can redeem for rewards. The income generated by these independent associates and distributors depends not only on their own sales but also on the creation and management of a team or network of sellers.

Eco-friendly products.

Betterware: All plastic products related to food and beverage storage are BPA-free. Approximately 8.2% of sales are products geared towards reducing environmental impacts, across three lines:

●	B Better, liquid bottles that reduce single-use plastic

●	Gurmy, an extensive line of containers for transporting food to school or work that reduces the consumption of single-use containers, packages, or wrappers

●	Better Klin, eco-friendly pouches of concentrated cleaners that dissolve in water for all household cleaning tasks, reducing the purchase of highly polluting plastic containers and bags

Jafra: The products comply with the European cosmetic regulatory framework and do not use D4, D5, and D6 silicone, but rather other silicones and siloxanes that are approved for use. Regarding the properties of their products, the exfoliating formulas do not include microplastics as physical agents; instead, they use salt, silica sand, and activated charcoal. No product contains or uses talc, and only two SKUs in the line contain palm oil, which are being replaced with other ingredients to reduce dependence on this component, in accordance with international best practices. None of their product lines are tested on animals, and they have also launched two product lines promoting vegan formulas for their cosmetic products.

C.	ORGANIZATIONAL STRUCTURE

The following diagram depicts the organizational structure of the Group as of the date of this annual report:

D.	PROPERTY, PLANT AND EQUIPMENT

We own the following properties in Mexico:

●	BWM’s principal executive offices are located in El Arenal, Jalisco, Mexico. We built this facility to concentrate our corporate offices, storage and distribution of our home organization segment activities. The facility was completed in 2023 and the total investment amounted to Ps.1,111 million.

●	JAFRA’s production facility was built in October 2008, and is located in Querétaro, Mexico. 84.3% of our beauty and personal care segment’s products are produced in this facility. The total investment amounted to Ps.735 million.

●	JAFRA’s main corporate offices were located in Mexico City, Mexico until 2024. During 2024, these land and buildings, were sold (Las Flores and San Angel) and the last one was classified as an asset held for sale (O’Farril), as follows:

Sale Jafra’s land and building:

➢	The Group, through subsidiary (Distribuidora Venus, S.A. de C.V. (Jafra Mexico)) entered into two contracts for the sale of the “Las Flores” land and the “San Ángel” land and building in March and August 2024, respectively. The sales price for these transactions was Ps.402.2 million and as a result, the Company recognized a loss in the income statement as other expenses of Ps.529.7 million.

➢

Of the sales price, (i) Las Flores was paid in full in the amount of Ps.16.5 million as of December 31, 2024, and (ii) San Angel as of December 31, 2024 and 2025, was collected Ps.140.0 and Ps.135.6 million, respectively, and the remaining balance of Ps.110.1 million will be collected semiannually without interest, maturing in 2027.

In addition, as of December 31, 2024, a loss of Ps.34.1 million was recognized when determining the fair value of the long-term receivable. As of December 31, 2025 and 2024, the Management decided not to recognize an expected credit loss effect on San Ángel’s account receivable because it was considered that the probability of non-collection is low and the payments are secured with the mortgage of the same property.

Assets held for sale:

➢

Jafra México classified the O’Farril as assets held for sale in accordance with the accounting policy current assets held for sale. As of December 31, 2025 and 2024, the Company shown as current assets in its statement of financial position the asset held for sale for a value of Ps.40 million.

At the end of 2024, the carrying amount of O’Farril was Ps.206.6 million and an impairment loss of Ps.166.6 million was recognized, reducing the carrying amount to Ps.40 million.

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

Betterware’s distributors and associates

BWM sells its products through a unique two-tier sales model that is comprised of distributors and associates. Distributors act as link between BWM and the associates. BWM distributes products on a weekly basis to distributors’ domicile, who in turn deliver the products to the associates. BWM provides distributors a two-week credit line for them to pay BWM back the price for the products.

JAFRA’s leaders and consultants

JAFRA sells its products through a multilevel program with 10 levels of leaders and consultants, which are JAFRA’s marketing terms for its distributors and associates. Leaders and consultants are the link between JAFRA and final customers. JAFRA provides a 30-day credit line to leaders and consultants to pay JAFRA back for the price of the products.

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

For the year ended December 31, 2025, 2024 and 2023, JAFRA contributed 60.1%, 57.5% and 56.0%, respectively of our consolidated net revenue and BWM contributed 39.9%, 42.5% and 44.0%, respectively.

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

Goodwill and Other Intangible Assets

Goodwill and intangible assets recognized in our financial statements arise from past business combinations completed by the Group. Further information regarding goodwill and intangible assets is provided in Notes 11 and 12 to the consolidated financial statements included in this annual report.

Goodwill and indefinite-lived intangible assets are allocated to those cash-generating units (“CGUs”) or group of CGUs that are expected to benefit from the synergies of the related business combination. These CGUs or group of CGUs represent the lowest level within the Group at which goodwill is monitored for internal purposes. The determination of CGUs or group of CGUs is based on a manner in which management monitors and manages the operating business.

Group of CGUs to which goodwill has been allocated are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that an impairment may have occurred. All other assets or groups of CGUs are tested for impairment whenever such indicators exist and suggest that their carrying amounts may not be recoverable.

As of December 31, 2025, 2024 and 2023, the estimated recoverable amount of the group of CGUs exceeded their respective carrying amounts and therefore no impairment of goodwill was recognized for those periods.

Certain material weaknesses related to controls over goodwill are further described in in “Item 15—Controls and Procedures— Management´s annual report on internal control over financial reporting.”

Results of Operations — For the Year 2025 Compared to the Year 2024:

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

Net Revenue

	December 31,		December 31,
	2025		2024	Var. $	Var.%
The Group’s net revenue
BWM	Ps.	5,688,659	5,991,834	(303,175)	(5.1)%
JAFRA		8,554,356	8,108,924	445,432	5.5%
Total net revenue	Ps.	14,243,015	14,100,758	142,257	1.0%

GROUP

Net revenue increased by 1.0%, or Ps.142,257, reaching Ps.14,243,015 for the year 2025 compared to Ps.14,100,758 for the year 2024. This increase was primarily driven by higher net revenue generated by Jafra, which contributed positively to the Group’s consolidated net revenue.

BWM:

Net revenue decreased by 5.1%, or Ps. (303,175), reaching Ps.5,688,659 for the year 2025 compared to Ps.5,991,834 for the year 2024. This decrease primarily reflects a weak start to the year, driven by softer national consumption levels, as well as lower percentage of associates placing an order per week (to 26.3% in 2025 from 27.1% in 2024), causing a decline in contribution to net revenue.

JAFRA:

Net revenue increased by 5.5%, or Ps.445,432, reaching Ps.8,554,356 for the year 2025 compared to Ps.8,108,924 for the year 2024. This increase was primarily driven by higher average monthly sales orders per consultant and per leader rising from 2,246 to 2,425 (+8%) sales orders, mainly supported by promotional plans, which increased by 0.3 percentage points, from 51.5% to 51.8%.

Cost of Sales

	December 31,		December 31,
	2025		2024	Var. $	Var.%
The Group’s cost of sales
BWM	Ps.	2,615,212	2,569,082	46,130	1.8%
JAFRA (1)		2,147,548	1,951,141	196,407	10.1%
Total cost of sales	Ps.	4,762,760	4,520,223	242,537	5.4%

(1)	JAFRA historically has had higher gross margins than BWM because of JAFRA manufactures most of its products within Mexico and JAFRA does not incur international freight costs as does BWM.

 GROUP:

Cost of sales increased by 5.4%, or Ps. 242,537, to Ps.4,762,760 for the year 2025 compared to Ps.4,520,223 for the year 2024. This increase was primarily driven by higher raw material costs at Jafra by 6%, mainly attributable to the increase in glass prices.

BWM:

Cost of sales increased by 1.8% or Ps.46,130, to Ps.2,615,212 for the year 2025 compared to Ps.2,569,082 for the year 2024. This increase was mainly driven by external factors, including temporary foreign exchange losses attributable to the purchase of inventory in a foreign currency and losses from derivative positions resulting from a strengthening of the Mexican peso and an increase in the slow-moving and damaged inventory allowance.

JAFRA:

Cost of sales increased 10.1%, or Ps.196,407, to Ps.2,147,548 for the year 2025 compared to Ps.1,951,141 for the year 2024. This increase was primarily driven by higher raw material prices, particularly glass, which accounted for approximately 6% of the increase, a higher provision for inventory obsolescence arising from image renewal initiatives (mainly related to fragrances), higher production volumes, and foreign-exchange losses attributable to purchase of inventory in a foreign currency.

Administrative Expenses

	December 31,		December 31,
	2025		2024	Var. $	Var.%
The Group’s administrative expenses
BWM	Ps.	1,092,763	1,136,448	(43,685)	(3.8)%
JAFRA		1,353,587	1,566,428	(212,841)	(13.6)%
Total administrative expenses	Ps.	2,446,350	2,702,876	(256,526)	(9.5)%

Administrative expenses by item are as follows:

	December 31, 2025				December 31, 2024			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Operations	Ps.	608,527	745,522	1,354,049	664,852	743,291	1,408,143	(56,325)	2,231	(54.094)	(8.5)%	(0.3)%	(3.8)%
Depreciation		123,221	212,132	335,353	137,496	214,208	351,704	(14,275)	(2,076)	(16,351)	(10.4)%	(1.0)%	(4.6)%
Finance		140,538	129,963	270,501	125,793	130,902	256,695	14,745	(939)	13,806	11.7%	(0.7)%	5.4%
IT		92,215	127,054	219,269	82,967	150,010	232,977	9,248	(22,956)	(13,708)	11.1%	(15.3)%	(5.9)%
Marketing		57,955	127,301	185,256	47,298	132,670	179,968	10,657	(5,369)	5,288	22.5%	(4.0)%	2.9%
Impairment fixed assets		-	-	-	-	166,581	166,581	-	(166,581)	(166,581)	-%	(100.0)%	(100.0)%
Quality		26,357	-	26,357	27,921	-	27,921	(1,564)	-	(1,564)	(5.6)%	-%	(5.6)%
Others		43,950	11,615	55,565	50,121	28,766	78,887	(6,171)	(17,151)	(23,322)	(12.3)%	(59.6)%	(29.6)%
Total	Ps.	1,092,763	1,353,587	2,446,350	1,136,448	1,566,428	2,702,876	(43,685)	(212,841)	(256,526)	(3.8)%	(13.6)%	(9.5)%

GROUP:

Administrative expenses decreased 9.5%, or Ps.(256,526), to Ps.2,446,350 for the year 2025 compared to Ps.2,702,876 for the year 2024. The decrease of Ps.256,526 was mainly driven by (i) the absence in 2025 of a Ps.166,581 impairment charge on assets held for sale recognized in 2024, (ii) a Ps.49,309 reduction in impairment losses on trade accounts receivable, (iii) a Ps.39,769 decrease in professional and consulting fees, (iv) and a Ps.16,351 decrease in depreciation expense related to fully amortized software of Betterware. These decreases were partially offset by a Ps.17,051 increase in warehouse rental expenses due to additional storage capacity required as a result of higher inventory levels during the first half of 2025. As a percentage of net revenues, administrative expenses represented 17.2% and 19.2% for the years 2025 and 2024, respectively.

BWM:

Administrative expenses decreased 3.8%, or Ps.(43,685), to Ps.1,092,763 for the year 2025 compared to Ps.1,136,448 for the year 2024. The decrease was mainly driven by a Ps.46,029 reduction in impairment losses on trade accounts receivable accounted for in 2024 and a Ps.14,275 decrease in depreciation expense related to property, plant and equipment and intangible assets, primarily from software that reached the end of its useful life. These reductions were partially offset by a Ps.17,051 increase in warehouse rental expenses due to additional storage space required due to higher volume of inventory during the first half of 2025. As a percentage of net revenues, administrative expenses represented 19.2% and 19.0% for the years 2025 and 2024, respectively.

JAFRA:

Administrative expenses decreased 13.6%, or Ps.(212,841), to Ps.1,353,587 for the year 2025 compared to Ps.1,566,428 for the year 2024. The decrease was mainly driven by an impairment charge of Ps.166,581 on assets held for sale recognized in 2024, a Ps.32,519 reduction in fees in 2025, and a Ps.10,055 commission fee related to the sale of Jafra property, plant and equipment recognized in 2024 (see “—Item 4 —Property, Plant and Equipment”). As a percentage of revenues, administrative expenses represented 15.8% and 19.3% for the years 2025 and 2024, respectively.

 Selling Expenses

	December 31,		December 31,
	2025		2024	Var. $	Var.%
The Group’s selling expenses
BWM	Ps.	723,330	854,008	(130,678)	(15.3)%
JAFRA		3,355,811	3,143,909	211,902	6.7%
Total of selling expenses	Ps.	4,079,141	3,997,917	81,224	2.0%

The selling expenses major line items include:

	December 31, 2025				December 31, 2024			Var. $			Var.%
	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Reward program	Ps.	76,862	1,091,879	1,168,741	186,519	949,184	1,135,703	(109,657)	142,695	33,038	(58.8)%	15.0%	2.9%
Sales commission		-	1,531,051	1,531,051	-	1,464,455	1,464,455	-	66,596	66,596	0%	4.5%	4.5%
Sales catalogue		269,371	149,051	418,422	273,817	148,896	422,713	(4,446)	155	(4,291)	(1.6)%	0.1%	(1.0)%
Sales bonuses and wages		177,357	191,221	368,578	190,576	190,932	381,508	(13,219)	289	(12,930)	(6.9)%	0.2%	(3.4)%
Events and conventions		68,964	288,939	357,903	60,232	294,129	354,361	8,732	(5,190)	3,542	14.5%	(1.8)%	1.0%
Others		130,776	103,670	234,446	142,864	96,313	239,177	(12,088)	7,357	(4,731)	(8.5)%	7.6%	(2.0)%
Total	Ps.	723,330	3,355,811	4,079,141	854,008	3,143,909	3,997,917	(130,678)	211,902	81,224	(15.3)%	6.7%	2.0%

GROUP:

Selling expenses increased by 2.0%, or Ps. 81,224, to Ps.4,079,141 for the year 2025 compared to Ps.3,997,917 for the year 2024. The increase was mainly driven by a Ps.66,596 increase in sales commissions, resulting from a 5.5% increase in Jafra’s revenues, and a Ps.33,038 increase related to promotional expenses including an allowance on obsolete promotional products. Selling expenses represented 28.6% and 28.4% of net revenues for the years 2025 and 2024, respectively.

BWM:

Selling expenses decreased by 15.3%, or Ps.130,678, to Ps.723,330 for the year 2025 compared to Ps.854,008 for the year 2024. The decrease was mainly attributable to a Ps.103,169 reduction in promotional sales programs, and lower salaries and benefits of Ps.13,219 due to a decrease in the number of sales personnel. Additional decrease of Ps.4,446 was driven by reduction in the cost of selling catalogs distributed to sales personnel and reduced materials costs of Ps.4,460. Selling expenses represented 12.7% and 14.3% for the years 2025 and 2024, respectively.

JAFRA:

Selling expenses increased 6.7%, or Ps.211,902, to Ps.3,355,811 for the year 2025 compared to Ps.3,143,909 for the year 2024. The increase was primarily driven by a Ps.79,112 increase in the allowance for obsolete inventory of promotional products. Additional increases included higher promotional expenses of Ps.33,421 and e-commerce platform costs of Ps.16,711. Selling expenses also increased by Ps.66,596 due to sales commissions, resulting from a 5.5% increase in revenues. Selling expenses represented 39.2% and 38.8% for the years 2025 and 2024, respectively.

Distribution Expenses

	December 31,		December 31,
	2025		2024	Var. $	Var.%
The Group’s distribution expenses
BWM	Ps.	280,539	273,254	7,285	2.7%
JAFRA		416,712	390,558	26,154	6.7%
Total of distribution expenses	Ps.	697,251	663,812	33,439	5.0%

 GROUP:

Distribution expenses increased 5.0%, or Ps.33,439 to Ps.697,251 for the year 2025 compared to Ps.663,812 for the year 2024 due to increases in freight costs by 6% in BWM and 8% in Jafra.

BWM:

Distribution expenses increased 2.7%, or Ps.7,285, to Ps.280,539 for the year 2025 compared to Ps.273,254 for the year 2024. This increase was mainly driven by an increase of 6% in freight prices agreed with our carriers during 2025.

JAFRA:

Distribution expenses increased 6.7%, or Ps.26,154, to Ps.416,712 for the year 2025 compared to Ps.390,558 for the year 2024. This increase was mainly driven by an increase of 8% in freight prices agreed with our carriers during 2025.

Financing Income (Cost)

	December 31, 2025				December 31, 2024			Var. $			Var.%
Financing income (cost)	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Interest expense (1)	Ps	(502,111)	(38,934)	(541,045)	(605,617)	(34,088)	(639,705)	103,506	(4,846)	98,660	(17.1)%	14.2%	(15.4)%
Interest income		2,087	32,003	34,090	10,956	11,862	22,818	(8,869)	20,141	11,272	(81.0)%	169.8%	49.4%
Gain (loss) in valuation of financial derivative instruments (2)		(108,846)	-	(108,846)	156,766	-	156,766	(265,612)	-	(265,612)	(169.4)%	-%	(169.4)%
Foreign exchange gain (3)		182,797	43,654	226,451	281,470	48,779	330,249	(98,673)	(5,125)	(103,798)	(35.1)%	(10.5)%	(31.4)%
Foreign exchange loss (3)		(114,550)	(31,828)	(146,378)	(322,262)	(53,292)	(375,554)	207,712	21,464	229,176	(64.5)%	(40.3)%	(61.0)%
Total	Ps	(540,623)	4,895	(535,728)	(478,687)	(26,739)	(505,426)	(61,936)	31,634	(30,302)	12.9%	(118.3)%	6.0%

GROUP:

(1)	Interest expense decreased 15.4% or Ps.(98,660) to Ps.541,045 in 2025 compared to Ps.639,705 in the year 2024, mainly driven by a decrease of interest expense associated with payment of debt. (See “—Liquidity and Capital Resources—Indebtedness” and Note 15 — “Debt and borrowings” to the Audited Consolidated Financial Statements.)

(2)

 To mitigate the risks associated with fluctuation in the U.S. dollar exchange rate, the Group uses derivative financial instruments, primarily forward contracts, to hedge foreign currency exposure arising from inventory purchases denominated in U.S. dollars. As of December 31, 2025, the loss from the valuation of derivative financial instruments amounted to Ps.108,846, primarily related to the settlement of U.S.$57,400 in forward contracts outstanding as of December 31, 2024.

In February 2025, the Company adopted hedge accounting. For further information, see Note 2 “Material accounting policies — Derivative financial instruments and hedge accounting” and Note 18 “Derivative financial instruments and hedge accounting” to the Audited Consolidated Financial Statements.

(3)	Net foreign exchange gain (loss)increased 276.7% to Ps.80,073 for the year 2025 compared to Ps.(45,305) for the ear 2024. The change was primarily due to exchange rate fluctuations in the Group’s accounts payable to suppliers, which resulted in a net favorable foreign exchange of Ps.114,111 as of December 31, 2025.

BWM:

Financing Cost increased 12.9%, or Ps.61,936, to Ps.540,623 for the year 2025 compared to Ps.478,687 for the year 2024. The increase was primarily driven by Ps.265,612 unfavorable change in the valuation of derivative financial instruments, from a gain in 2024 to a loss in 2025, due to exchange rate fluctuations. This increase was partially offset by a Ps.103,506 decrease in interest expense due to payment of debt, and due to a Ps.114,111 foreign exchange gain on accounts payable to suppliers as of December 31, 2025.

JAFRA:

Financing Income increased 118.3%, or Ps.31,634, to Ps.4,895 for the year 2025 compared to Ps.(26,739) for the year 2024, due to a gain on interest of Ps.26,326, related to an account receivable from Jafra’s property sale in 2024 (See “—Item 4 —“Property, Plant and Equipment”).

Income Tax Expense

	December 31, 2025				December 31, 2024			Var. $			Var.%
Income tax expense	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Current	Ps.	154,318	432,796	587,114	199,186	553,380	752,566	(44,868)	(120,584)	(165,452)	(22.5)%	(21.8)%	(22.0)%
Deferred		7,887	65,980	73,867	37,120	(320,426)	(283,306)	(29,233)	386,406	357,173	(78.8)%	(120.6)%	(126.1)%
Total	Ps.	162,205	498,776	660,981	236,306	232,954	469,260	(74,101)	265,822	191,721	(31.4)%	114.1%	40.9%

GROUP:

The Group’s effective income tax rate was 38.4% in 2025 and 40.0% in 2024, mainly explained by the two following paragraphs of BWM and Jafra. In Mexico, United States, Guatemala, Perú, Ecuador and Colombia, the Group’s statutory income tax rate in 2025, was 30%, 21%, 25%, 29.5%, 25% and 25%, respectively.

BWM:

Income taxes decreased 31.4% or Ps.74,101 to Ps.162,205 for the year 2025 compared to Ps.236,306 for the year 2024. The decrease was primarily attributable to lower taxable income, due to a decrease in net revenue by 5.1%, and tax deductions for inventory write-offs in the amount of Ps.22 million.

JAFRA:

Income taxes increased 114.1% or Ps.265,822 to Ps.498,776 for the year 2025 compared to Ps.232,954 for the year 2024. The increase was primarily attributable to a decrease in deferred income tax benefits, mainly resulting from the tax effects of the asset sale completed in 2024, with a total transaction value of approximately Ps.282 million (See “—Item 4 —“Property, Plant and Equipment”).

Reconciliation of Non-IFRS Measures

Non-IFRS Financial Measures

We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right-of-use assets, amortization of intangible assets, financing cost, net and total income taxes. We define “Adjusted EBITDA” as the same ratio with the elimination of non-concurrent transactions, non-current events. EBITDA and adjusted EBITDA are not measures required by or presented in accordance with IFRS. EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not follow generally accepted accounting principles or IFRS. These non-IFRS measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the measures of earning or liquidity required by IFRS in making an investment decision.

We believe that these non-IFRS financial measures are useful to investors because (i) we use these measures to analyze our financial results internally and believe they represent measures of operating profitability and (ii) these measures will provide investors more tools for their analysis of our operating performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

In thousands of Mexican	December 31, 2025				December 31, 2024			Var. $			Var.%
pesos	BWM		JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP	BWM	JAFRA	GROUP
Net income for the year	Ps.	(106,334)	1,167,138	1,060,804	146,235	565,287	711,522	(252,569)	601,851	349,282	(172.7)%	106.5%	49.1%
Add: Total income taxes		162,205	498,776	660,981	236,306	232,954	469,260	(74,101)	265,882	191,721	(31.4)%	114.1%	40.9%
Add: Financing cost, net (1)		920,944	(385,216)	535,728	776,501	(271,075)	505,426	144,443	(114,141)	30,302	18.6%	42.1%	6.0%
Add: Depreciation and amortization		123,221	266,314	389,535	137,496	254,690	392,186	(14,275)	11,624	(2,651)	(10.4)%	4.6%	(0.7)%
EBITDA	Ps.	1,100,036	1,547,012	2,647,048	1,296,538	781,856	2,078,394	(196,502)	765,156	568,654	(15.2)%	97.9%	27.4%
Add: Other expenses - Sale of fixed assets		-	-	-	-	529,722	529,722	-	(529,722)	(529,722)	-%	(100)%	(100)%
Add: Impairment fixed assets		-	-	-	-	166,581	166,581	-	(166,581)	(166,581)	-%	(100)%	(100)%
Adjusted EBITDA(2)	Ps.	1,100,036	1,547,012	2,647,048	1,296,538	1,478,159	2,774,697	(196,502)	68,853	(127,649)	(15.2)%	4.7%	(4.6)%

(1)	The amount of financing cost net is presented before elimination of interest expense between BWM and JAFRA of Ps.380,321 in 2025 and Ps.297,814 in 2024 (See —Note 25 “Segment Information” to the Audited Consolidated Financial Statements).

(2)	The adjusted EBITDA is made up of adding unusual items: (+) the impairment of assets held for sale, (+) other expenses by selling of properties.

 GROUP:

For the year 2025, EBITDA increased 27.4% or Ps.568,654, to Ps.2,647,048 compared to Ps.2,078,394 in 2024, mainly due to the asset sale loss of Ps.529 million and impairment loss of assets held for sale in the amount of Ps.167 million in 2024 (See “—Item 4 —“Property, Plant and Equipment”), offset by the decrease in BWM’s net revenue by 5.1% in 2025 and temporary FX-related impacts on inventory valuation and losses from derivative positions, due to a stronger-than-expected peso.

For the year 2025, Adjusted EBITDA decreased 4.6% or Ps.127,649, to Ps.2,647,048 compared to Ps.2,774,697 in 2024, mainly due to the decrease in BWM’s net revenue by 5.1% in 2025 and temporary FX-related impacts on inventory valuation and losses from derivative positions, due to a stronger-than-expected peso, offset by the growth by 5.5% in Jafra’s net revenue driven by higher purchase orders and improved consultant productivity.

BWM:

For the year 2025, EBITDA decreased 15.2% or Ps.196,502, to Ps.1,100,036 compared to Ps.1,296,538 in 2024, due to revenue decreased by 5.1% and temporary FX-related impacts on inventory valuation and losses from derivative positions, due to a stronger-than-expected peso. BWM does not have adjustments to its EBITDA and does not contribute any adjustments in the Group’s total Adjusted EBITDA calculation.

JAFRA:

For the year 2025, EBITDA increased 4.7% or Ps.68,853, to Ps.1,547,012 compared to Ps.1,478,159, in 2024, mainly due to the growth by 5.5% in Jafra’s net revenue driven by higher purchase orders and improved consultant productivity.

For the year 2025, Adjusted EBITDA increased 97.9% or Ps.765,156, to Ps.1,547,012 compared to Ps.781,856 in 2024, mainly due to the asset sale loss of Ps.529 million and impairment loss of assets held for sale in the amount of Ps.167 million in 2024 (See “—Item 4 —“Property, Plant and Equipment”), and the growth by 5.5% in Jafra’s net revenue driven by higher purchase orders and improved consultant productivity.

Results of Operations — For the Year 2024 Compared to the Year 2023:

For a discussion of results of operations for fiscal year 2024 compared to fiscal year 2023, see our Annual Report on Form 20-F for the year ended December 31, 2024 incorporated by reference herein.

B.	LIQUIDITY AND CAPITAL RESOURCES

All amounts in this section marked with “Ps.” are in thousands of Mexican pesos unless otherwise noted

Our primary source of liquidity is cash flow generated from our two main operating segments, sales of home organization products and beauty and personal care (B&PC). Variation in sales of our products directly affects our cash flow. We have historically met our short- and long-term working capital and capital expenditure requirements through net cash flow provided by operating activities. Our capital expenditures requirements are mainly related to investment in technology, and, in prior years, to the construction of our distribution center. We financed the JAFRA Acquisition through a long-term debt instrument, and despite the current inflationary environment, we believe we will have sufficient resources to meet our debt service obligations in a timely manner.

In order to maintain sufficient liquidity, we strive to maintain an average cash and cash equivalent monthly balance of approximately Ps.200,000. As of December 31, 2025, 2024 and 2023 our cash and cash equivalents were Ps.328,344, Ps.296,558, and Ps.549,730 respectively. During 2023 the cash balance was higher than our minimum expected cash balance, however, during 2025 and 2024 management decided to use cash available in order to pay debt. The cash balance at the end of 2025 compared to 2024 was higher, mainly driven by a decrease of interest expense associated with payment of debt by Ps.101 million. (See “—Liquidity and Capital Resources—Indebtedness” and Note 15 — “Debt and borrowings” to the Audited Consolidated Financial Statements).

One of our management’s objectives is to prepay long-term debt in order to achieve a leverage index lower than 2x. We currently finance our long-term debt with sources of cash flow generated mainly by JAFRA.

During 2025, 2024 and 2023, the Group had maintained revolving credit facilities with banks BBVA, HSBC, and Banamex, which provide a continuous source of working capital that management believes can meet any required immediate funding (For further detail on the Company’s available liquidity, see “—Liquidity and Capital Resources—Indebtedness” and Note 15 — “Debt and borrowings” to the Audited Consolidated Financial Statements).

During 2025, BWM imported approximately 87.2% of its products in contrast to JAFRA importing approximately 36.5%. Such imports are paid in dollars. To reduce the risk related to fluctuations in exchange rates, BWM uses derivative financial instruments as “forwards” to moderate the exchange risks resulting from future inventory and purchases in dollars. At the end of 2025, the hedging forward contracts cover 100% of the product needs until May 2026. In accordance with the policy and market conditions, the Company enters into derivative contracts in order to cover needs for the coming months. As of the date of this Annual Report, the hedging forward contracts covered our inventory purchases until December 2026. For further information on our hedging and derivatives use, see —Note 2 “Material accounting policies — Derivative financial instruments and hedge accounting” and Note 18 “Derivative financial instruments” to the Audited Consolidated Financial Statements.

Jafra Mexico continues to be one of the Group’s most resilient growth engines, despite beauty market headwinds. Brand strength, innovation cadence, and consistent field engagement are what position the business for sustainable growth and margin stabilization. Management remains focused on further strengthening the brand, improving merchandise planning, product innovation, and rolling out enhanced technology.

Cash Flow

Year Ended December 31, 2025, Compared with Year Ended December 31, 2024

Cash Flows from Operating Activities

Cash flows provided by operating activities increased 24.5%, or Ps.439,597, to Ps.2,236,727 for the year ended December 31, 2025, compared to Ps.1,797,130 for the year ended December 31, 2024, mainly due to: (i) a decrease in inventories of Ps.507,896 to control excess inventory mainly in BWM. Historically, the Group did not invest in working capital because it is financed by the days payable to suppliers (sales are higher, cash collection from sales is faster than payments made to suppliers). Our inventory turnover improved from 183 days for the year ended December 31, 2024, to 173 days for the year ended December 31, 2025, our days of payables decreased from 159 for the year ended December 31, 2024, to 151 for the year ended December 31, 2025, and our days of receivables were slightly increased from 29 days for the year ended December 31, 2024, to 30 days for the year ended December 31, 2025.

Cash Flows from Investing Activities

Cash flows provided by investing activities increased by Ps.35,783 to Ps.35,317 for the year 2025 compared to cash used in investing activities of Ps.(466) for year ended December 31, 2024, mainly due to a 37% decrease of payments of capital expenditures in technological platform, equipment, and property, offset by a 31% decrease in cash received from non-recurrent disposals of property.

Cash Flows from Financing Activities

Cash flows used in financing activities increased by 9.3%, or Ps.190,422 to Ps.(2,240,258) for the year 2025 compared to Ps.(2,049,836) for the year 2024. During 2025, we received proceeds of Ps.5,540,700 under our short-term financing agreements as follows: (i) Ps.1,629,600 from HSBC, and (ii) Ps.3,911,100 from BBVA. As of December 31, 2025, we repaid an aggregate amount of Ps.5,842,700 under these short-term financing agreements as follows: (i) 1,409,600 to HSBC, and (ii) Ps.3,933,100 to BBVA (iii) 500,000 for bond liquidity. Additionally, we repaid an aggregate amount of Ps.415,000 under our long-term financing agreements, as follows: (i) Ps.225,000 to BBVA, and (ii) Ps.190,000 to HSBC. For the years ended December 31, 2025, and 2024, we paid dividends in the amount of Ps.850,000 and Ps.998,054, respectively. For the year ended December 31, 2025, we paid interest of Ps.502,458, or 16.8% less compared to Ps.603,921 paid for the year ended December 31, 2024, mainly due to bond settlement and prepayment of long-term debt mentioned above; (See “—Liquidity and Capital Resources—Indebtedness”).

Year Ended December 31, 2024, Compared with Year Ended December 31, 2023

For a discussion of results of cash flow for fiscal year 2024 compared to fiscal year 2023, see our Annual Report on Form 20-F for the year ended December 31, 2024 incorporated by reference herein.

Indebtedness

a)	Debt and borrowings

Long-term credit facility with HSBC

On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit with joint obligation, up to Ps.950,000, valid until September 13, 2029, and payment of monthly interest at the TIIE rate (the of interbank interest rate) at 28 days published in BANXICO plus 1.3bp. Such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days. In addition, in case of a default, interest will be paid at the ordinary interest rate multiplied by 2.0pp between the 360 days and the result of using the unpaid and past-due balances.

On September 13, 2023, Betterware used the Ps.950,000 of the credit line with HSBC to pay our revolving lines.

As of December 31, 2025 and 2024, the amount paid to the principal of this credit line amounts to Ps.190,000 and Ps.47,500, respectively.

As of December 31, 2025, the current portion of this long-term simple line amounted to Ps.190,000 and portion of this long-term amounted to Ps.522,500.

Bond issuances listed on the Mexican Stock Exchange (BWMX 23 and BWMX 23-2)

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

Long-term credit facility with BBVA

On July 5, 2023, Betterware entered into a credit agreement with BBVA, up to Ps.1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin. Such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days. In addition, in case of a default, interest will be paid at the ordinary interest rate multiplied by 2.0 between the 360 days and the result of using the unpaid and past-due balances.

On July 10, 2023, Betterware used the Ps.1,500,000 of the credit line with BBVA to pay the syndicated credit line.

As of December 31, 2025 and 2024, the amount paid to the principal of this credit line amounts to Ps.225,000 and Ps.145,000, respectively.

As of December 31, 2025, the current portion of this long-term simple line amounted to Ps.375,000 and portion of this long-term amounted to Ps.755,000.

Former syndicated credit facility

On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel, and Scotiabank, as syndicated lenders, for a credit line of up to Ps.4,498,695 (the “Syndicated Loan”). The funds under the credit line were entirely allocated to the Jafra Acquisition in Mexico and the United States. The credit line had a maturity of 5 years from the date of signing the contract in March 2022, which paid monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. The first 24 months the credit line had no principal payments, and from month 25 principal payments began in an increasing manner, with a global payment of 30% in month 60. Jafra subsidiaries were jointly responsible for this credit.

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

The Management considered the transaction as an extinguishment of the original debt and a new debt was recognized for the long-term simple credit lines with BBVA and HSBC, mainly due to substantial differences in financial obligations. As a result of the extinguishment of the debt from July to December 2023, the Company cancelled in profit or loss the outstanding remainder of the initial issuance costs for the original debt, which amounted to Ps.50,447.

Sustainability bond issuances listed on the Mexican Stock Exchange (BWMX 21X and BWMX 21-2X)

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

On August 25, 2025, the BWMX 21-X bond with 4-year maturity expired and the capital by Ps.500,000 was settled.

Revolving credit facility with BBVA – Jafra

On August 11, 2025, Jafra entered into a current account credit agreement with BBVA México, S.A, Institución de Banca Múltiple, for an amount of Ps.200,000. The line of credit accrues ordinary interest at the TIIEF annualized rate for 28 days plus the percentage points determined in the system at the time of its drawdown. The validity of the contract is 36 months from the date of signing the original contract. During 2025, Jafra made several drawdowns of the revolving line that together amounted to Ps.874,100, and at the end of the year they were paid in full.

Revolving credit facility with HSBC – Jafra

On May 3, 2024, Jafra entered into a current account credit agreement with HSBC México, S.A., Institución de Banca Múltiple, for an amount of Ps.70,000. The term of the agreement is 24 (twenty-four) months from the date of execution of the agreement and accrues interest at the 28-day TIIE reference base rate plus a margin applicable to the reference rate. During 2025 and 2024, Jafra used the revolving line in the amount of Ps.1,364,600 and Ps.184,100, and at the end of the year were paid in full.

Revolving credit facility with BBVA – Betterware

On April 5, 2022, the Group entered into a credit line with BBVA for up to Ps.400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps.800,000. The line of credit bearing interest at the 28-day TIIE rate plus 100 basis points, payable monthly, with a term of 36 months from the date of signing the original contract.

On March 4, 2025, Betterware renewed the contract for this line of credit with BBVA for up to Ps.800,000. The line of credit accrues ordinary interest at the TIIEF annualized rate for 28 days plus the percentage points determined in the system at the time of its drawdown. The validity of the contract is 36 months from the date of signing the original contract.

During the years 2025, 2024 and 2023, Betterware received several deposits of this revolving line which together amounted to Ps.3,037,000, Ps.1,723,000 and Ps.1,855,020, respectively, which, as of December 31, 2025, 2024, and 2023, were paid Ps.3,059,000, Ps. 1,903,000 and Ps.1,555,020, respectively

As of December 31, 2025, 2024 and 2023, the total balance of this short-term line closed at Ps.98,000, Ps.120,000 and Ps.300,000, respectively.

Revolving credit facility with Santander – Betterware

On May 30, 2022, Betterware entered into a current account credit agreement with Santander México, S.A., for an amount of Ps.200,000. BLSM is jointly and severally liable for this credit. The maturity date of this line of credit is May 31, 2024, and accrues interest at the TIIE rate plus 190 basis points. During fiscal year 2023, Betterware has used Ps.380,000 under such revolving credit line and which has been reimbursed to Santander. During 2025 and 2024, BWM did not receive cash from this credit line.

Revolving credit facility with HSBC – Betterware

On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps.50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to Ps.150,000. On June 17, 2022, the fourth modifying agreement was signed, which increased the available funds to Ps.300,000; and it bears interest at the TIIE rate plus 100 basis points. During the years 2025, 2024 and 2023, Betterware received several deposits of this revolving line which together amounted to Ps.265,000, Ps.1,120,000 and Ps.300,000, respectively, which, as of December 31, 2025, 2024 and 2023, were paid Ps.45,000, Ps.1,040,000 and Ps.300,000, respectively.

As of December 31, 2025, the balance of this short-term line closed at Ps.300,000.

Unsecured revolving credit facility with Banamex – Betterware

Betterware has an unsecured credit line with Banamex since July 2016, for up to Ps.900,000, at a rate based on the 28-days TIIE plus 110 basis points. As of January 1, 2023, the line of credit had a payable balance of Ps.200,000. During fiscal year 2023, Betterware used this line of credit for Ps.700,000 and Ps.900,000 were paid. During fiscal years 2025 and 2024, BWM did not receive cash from this credit line. As of December 31, 2025, this line of credit is no longer active.

Our debt instruments contain the following financial ratios and covenants.

The long-term and current debt of the credit line with HSBC and the current account credit line with Banamex of Betterware contains the following financial obligations:

a)	A leverage ratio less than or equal to 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

The Betterware long-term BBVA facility contains the following financial covenants:

a)	A leverage ratio equal to or less than 3.50 to 1.0.

b)	A debt service coverage ratio greater than or equal to 1.25 to 1.0.

The Betterware revolving BBVA facility contains the following financial covenants:

a)	A leverage ratio equal to or less than 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

The Jafra revolving BBVA facility contains the following financial covenants:

a)	A leverage ratio no greater than 3.50 to 1.0.

b)	A liquidity ratio no less than 1.0 to 1.0.

c)	An interest service coverage ratio no less than 1.0 times to 1.0.

The short and long-term debt of credit lines with banks contain the following covenants, among others:

a)	Provide the quarterly financial statements 20 days after the end of each quarter (1st to 3rd) and 40 days after the end of the 4th quarter and provide the audited consolidated financial statements 120 days after at the end of the fiscal year.

b)	Compliance with fiscal, social security and environmental laws and contractual obligations, among others; and payments of any taxes or related expenses.

c)	Maintain current payments of insurance policies.

d)	No mergers, splits or liens without the consent of the agent.

The bond issuances require the Group to comply with the following obligations:

a)	Pay interest on bonds monthly or semi-annually, as applicable to each issue (bond), and using the rate stipulated in the Title.

b)	Use the funds from the placement of the Stock Certificates for the permitted purposes.

c)	Compliance with the general provisions applicable to securities issuers and other participants; among them, the delivery of quarterly financial information and an annual report to the Banking Commission (CNBV, for its acronym in Spanish) and BMV.

d)	Compliance with the general provisions applicable to entities and issuers supervised by the CNBV that hire external audit services.

The Group was in compliance with all financial obligations as of December 31, 2025, 2024 and 2023. The Management determined that there is no uncertainty regarding compliance with covenants in the next 12 months.

b)	Leases

The Group leases cars, computers, servers, printers, warehouses and buildings (Jafra distribution center and commercial venues) with different expiration dates, with the latest expiration date in 2034. As of December 31, 2025, 2024 and 2023, the leases balances amounted to Ps.336,588, Ps.314,023 and Ps.361,561, respectively. For further explanation see —Note 13 “Leases” to the Audited Consolidated Financial Statements.

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

New Tariffs.

Import tariffs implemented in Mexico on Chinese-manufactured products—particularly plastic-based goods—had a limited impact from Betterware business, reducing gross margin by approximately 0.6%. These measures mainly affected categories with high dependency on Chinese imports.

The Company mitigated this impact through proactive actions across sourcing, design, and pricing. These included supplier renegotiations, selective price adjustments, and progress toward production nationalization. These initiatives are expected to further reduce exposure to tariff-related pressures while supporting margin stability.

Slow Consumption.

During 2025, the Company operated in a subdued consumption environment, driven by macroeconomic volatility, socio-political uncertainty, and softer consumer spending across core markets. This resulted in slower-than-expected revenue growth, primarily due to reduced consumer activity.

As 2026 begins, consumption trends are stabilizing at normalized—but still soft—levels, rather than showing a strong rebound.

Strong Peso.

During the year, the Mexican peso remained relatively strong against the U.S. dollar, providing certain cost benefits given the Company’s exposure to dollar-denominated imports. However, exchange rate volatility continues to represent a potential risk.

To mitigate this exposure, the Company maintains a disciplined hedging strategy, with foreign exchange hedges in place. This approach enhances cost visibility, reduces short-term volatility, and supports financial planning.

Other than as discussed above and disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information in this annual report to be not necessarily indicative of our future results of operations or financial condition.

E.	CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

See —Note 4 “Material accounting judgments and key sources of estimation uncertainty” to the Audited Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our officers and directors as of the date of this annual report. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is Gdl-Ameca-Huaxtla km-5, El Arenal Jalisco, 45350, México.

BOARD MEMBERS:

Name	Age	Position Held
Luis German Campos Orozco	73	Chairman of the Board
Andres Campos Chevallier	43	Group Chief Executive Officer and Board Member
Santiago Campos Chevallier	34	Managing Director of BWM and Board Member
Jose de Jesus Valdez Simancas	73	Independent Board Member
Dr. Martín M. Werner Wainfeld	62	Independent Board Member
Federico Clariond Domene	51	Independent Board Member
Salvador Alva Gomez	71	Independent Board Member
Silvia Lucia Davila Kreimerman	55	Independent Board Member
Diego Gaxiola Cuevas	54	Independent Board Member
Jose Raz Guzman	62	Non-Member Secretary

EXECUTIVE OFFICERS:

Name	Age	Position Held
Andres Campos Chevallier	43	Group Chief Executive Officer and Board Member
Raul Luis Del Villar Zanella	61	Corporate Chief Financial Officer
Santiago Campos Chevallier	34	Managing Director of BWM and Board Member
Pilar Sanchez Valdovinos	50	Managing Director of Jafra Mexico
Mauricio Alvarez Morphy	56	Corporate Chief Information Officer
Leonardo de Jesus Ayala Latapí	54	Corporate Chief Business Intelligence Officer
Ana Cecilia Augusto	56	Managing Director of Betterware Andean Region
María Fernanda Gil Tamayo	43	Digital Transformation Officer
María D Gordoa González	41	Chief Commercial Officer, Jafra U.S.

Background of Our Officers and Directors

The Group’s board of directors is composed of the following members and a non-member Secretary:

●	Luis Campos has been in the direct-to-consumer business for more than 30 years. He has been Chairman of the Board of BeFra Group since he bought Betterware de México in 2001.Prior to BeFra, at Tupperware Mr. Campos served as President of Latam, then President of Ibero-America (Latam, Spain & Portugal) and finally President of Americas (Ibero-America, United States & Canada) (1994 – 1999), President & CEO of Sara Lee — House of Fuller Mexico (1991 – 1993), and CEO of Hasbro Mexico (1984 – 1990). Mr. Luis Campos is an active member of the “Consejo Nacional de Comunicación”, an active member of the “Consejo Consultivo” or Regional Board of Citibanamex and Reginal Board of BBVA in Mexico, and he was an active member of the Direct Selling Association, The Latin America Regional Managers’ Club, The Conference Board, and a board member of the Economic Development Commission of Mid Florida, Casa Alianza-Covenant House, The Metro Orlando International Affairs Commission, SunTrust Bank and Casa de Mexico de la Florida Central, Inc. Mr. Campos was selected to serve on BeFra’s board of directors due to his extensive experience in consumer product companies, especially in the direct sales, as well as his relevant top-level experience in American public multinational companies. Luis Campos is the father of Andres and Santiago Campos.

●	Andres Campos assumed and has been CEO of BeFra Group since January 4, 2024, which includes the Betterware and Jafra brands, both in Mexico and abroad, reporting directly to Luis Campos, Chairman of the Board. Prior to becoming CEO, within the Company, Andres Campos served as CEO of Betterware México (2018 – 2024), Commercial Director (2014 – 2018) and Strategy and New Businesses Director (2012 – 2014). Prior to Betterware, Mr. Campos worked in Banamex Corporate Banking area (2005 – 2010) and in KPMG as an Auditor (2004 – 2005). Andres holds a bachelor’s degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Cornell University (2010 – 2012). During his fourteen years in BeFra, Andres has been a key contributor to the company’s different stages of outstanding growth, where his leadership strength and strategic vision added to the company´s overall success. Andres Campos is son of Luis Campos and brother of Santiago Campos.

●	Santiago Campos assumed and has served as Managing Director of Betterware Mexico since January 4, 2024, reporting directly to Andres Campos. Prior to becoming Managing Director, Santiago Campos served as Director of Innovation and Communication at Betterware (2018-2024). Before assuming the CMO role in 2019, he worked rotational periods with the Sales team, and lived in China for 6 months working with our Quality team. Prior to joining Betterware, he served as Commercial Director at a local Real Estate Development company. Santiago holds a bachelor’s degree in public accounting and finance from Instituto Tecnológico y de Estudios Superiores de Monterrey, LEAD Professional Degree from Stanford University and Design Thinking Certificate from Kellog Executive Education. Santiago was selected to serve on BeFra’s board of directors due to his instinct in product innovation and household needs in the Company’s market target group. Santiago Campos is son of Luis Campos and brother of Andres Campos.

●	Jose de Jesus Valdez serves BeFra as Independent board member. He joined Alpek in 1976 and has held several senior management positions such as CEO of Petrocel, Indelpro and Polioles. He was also president of the “Asociación Nacional de la Industria Química” (ANIQ), of the “Comisión Energética de la Confederación de Cámaras Industriales de los Estados Unidos Mexicanos” (CONCAMIN) and of the “Cámara de la Industria de Transformación de Nuevo León” (CANAINTRA). Mr. Valdez is a mechanical engineer and has an MBA from Tecnológico de Monterrey (ITESM) and a master’s degree in industrial engineering from Stanford University. Mr. Valdez was selected to serve on the Company’s board of directors due to his vast experience in Mexican, US and Latin American business and market economy.

●	Dr. Martín M. Werner, serves BeFra as Independent board member. He has served as DD3’s Chief Executive Officer and Chairman of the Board since inception, is a founding partner of DD3 Capital. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. Dr. Werner holds a bachelor’s degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University. Dr. Werner continues to serve as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), which is one of Mexico’s largest private concessionaires and operates more than 760 kilometers of toll roads and is owned by Goldman Sachs Infrastructure Partners. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s Public debt after the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion; he is also member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States; the Board of Directors of Grupo Aeroportuario Centro Norte, one of Mexico’s largest airport operators; and he is a member of Yale University’s School of Management Advisory Board.

●	Federico Clariond serves BeFra as Independent board member. He has served as CEO of Valores Aldabra, a single-family office with investments in financial services, aluminum, packaging and consumer goods companies, since 2011, and as CEO of Buro Inmobiliario Nacional, a Real Estate investment vehicle with holdings in the hospitality, industrial, office, and commercial spaces throughout Mexico, since 2015. Prior to Valores Aldabra and Buro Inmobiliario Nacional, from 2007 to 2011, Mr. Clariond served as CEO of Stabilit Mexico, a manufacturer of fiber glass reinforced plastics with operations in Mexico, the United States and Europe, and from 2004 to 2007, as Commercial VP of IMSA Acero. Mr. Clariond is a mechanical engineer and has an MBA from Stanford University. Additionally, he is board member of several companies ranging from the financial services, aluminum, packaging and consumer goods industries.

●	Salvador Alva serves BeFra as Independent board member. He was President of the Instituto Tecnologico y de Estudios Superiores de Monterrey from 2011 to 2020, President of PepsiCo Latin America from 1983 to 2008 and Vice President of Marketing and Planning of Cerveceria Moctezuma from 1972 to 1982. Mr. Alva holds a Barchelor´s degree in Chemical Engineering from UNAM and an MBA from Universidad de las Americas. He is a consultant, entrepreneur and member of various boards and civil associations.

●	Silvia Davila serves BeFra as Independent board member. She is a proven leader with over 30 years of experience working with leading consumer companies in various roles and possesses deep knowledge of the Latin American market. Silvia Davila currently serves as President of Danone LATAM. Silvia joined Danone in 2017 as Regional President LATAM for dairy products, and since 2020, Prior to Danone, she worked in Mars (2004-2017), Procter & Gamble (1992-2003) and McDonald´s Mexico (1989-1992). Silvia holds a Bachelor´s degree in Marketing from UNITEC, where she graduated with honors, a Master´s degree in Business Economics form ITESM and post-graduate studies from Harvard, IMD and INSEAD. She is a member of the Global Executive Committee and responsible for the operation in Mexico and for all categories in LATAM.

●	Diego Gaxiola serves BeFra as Independent board member. Mr. Gaxiola serves as Global CFO for Grupo Bimbo, the world’s leading and largest baking company, since 2017, and has over 20 years of experience in similar roles. Previously, Mr. Gaxiola was CFO of Alsea, a leading operator of fast-food establishments, coffee shops and casual restaurants in Latin America and Spain that bear some of the world’s leading brands. Prior to Alsea, he worked for Grupo Desc in corporate finance and at Grupo Televisa. Mr. Gaxiola has a master’s degree in finance from Universidad Anáhuac and a bachelor’s degree in business administration from the University of Newport and Universidad Iberoamericana.

●	Jose Raz has been recently appointed as secretary of our board of directors, without being a member. He is the Co-Chair of Greenberg Traurig’s Latin America Practice and Co-Managing Shareholder of the Mexico City office since 2015. He holds a law degree from Universidad Nacional Autónoma de México and a Master of Laws from the University of Virginia School of Law. As part of his corporate governance practice, Mr Raz Guzmán advises boards of directors, special committees, and executive management regarding their fiduciary duties and corporate governance best practices. José is recognized by international legal publications as a top-tier attorney in Mexico in capital markets and banking and finance.

●	Raul del Villar has served as Corporate Chief Financial Officer of BeFra Group since 2026. Mr. del Villar is a seasoned finance executive with over three decades of experience in senior leadership roles within multinational consumer companies. He most recently served as Vice President and Corporate Chief Financial Officer at Grupo Axo. Earlier in his career, Mr. del Villar served as Chief Financial Officer and Administrative Director at Adidas Mexico, where he oversaw strategic planning and financial operations. His experience also spans cross-functional leadership, including legal and corporate governance, enabling disciplined growth in complex and dynamic operating environments.

●	Pilar Sanchez has served as Managing Director of Jafra Mexico of BeFra Group since 2024. In her previous experience she served as Chief Marketing Officer of Mondelez Mexico, and before that, she held various local, regional, and global positions of increasing responsibility at PepsiCo for 17 years, serving in broad functional roles such as marketing, innovation, strategy, and R&D. Pilar has immersed herself into the business since joining the Company in July, 2023.

●	Mauricio Alvarez has served as Corporate Chief Information Officer of BeFra Group. Previously, he served as CIO only for Betterware de México in August 2020. Mauricio joined BeFra from multinational customer experience companies including Atento where he was Chief Information Officer for the US, Mexico, and Central America. Before Atento, Mauricio co-founded Flip Technologies, a SaaS provider for nonprofit organizations and held various IT & Innovation leadership roles of increasing responsibility at The Coca-Cola Company globally. Mauricio holds a bachelor’s degree in computer systems from the Universidad Iberoamericana in Mexico City.

●	Leonardo Ayala has served as Corporate Chief Business Intelligence Officer of BeFra Group. He has worked for thirteen years developing business analysis capabilities for BeFra Group. Previously he held positions in Business Analysis and Commercial Strategy for telecommunications companies such as Telefónica Movistar (2007-2012) and in the financial sector (Grupo Profuturo 1996-2006). Leonardo holds a B.A. in Business Administration from Universidad Nacional Autónoma de México (UNAM).

●	Ana Cecilia Augusto has served as Managing Director of Betterware Andean Region of BeFra Group since 2024. Her career spans the cosmetic, personal care, fashion and accessories and mass consumption sectors in Latin America. At the transnational Belcorp she assumed strategic positions as Executive Brand Director and Executive Director of eCRM. As a business consultant she worked on strategic projects with the multinationals AJE and Aruma of the Lindley group.

●	Maria Fernanda Gil has served as Digital Transformation Officer of BeFra Group since 2025. With more than 15 years of experience across CPG, retail, and SaaS, Maria has led regional programs spanning marketing, e-commerce, and digital integration for leading consumer and B2B organizations. Her prior experience includes roles at Coca-Cola FEMSA, Cueros Vélez, and TransPerfect. She holds an MBA in Digital Marketing & E-commerce from the Instituto Europeo de Posgrado and a bachelor’s degree in International Management from Menlo College.

●	Maria Gordoa has served as Chief Commercial Officer of JAFRA Cosmetics International U.S. since 2024, having previously held the role of Chief Marketing Officer. She leads the Company’s marketing and sales strategies in the United States. She has more than 15 years of experience in the beauty, wellness, and direct-selling industries, having held senior leadership roles at global companies including Yoli, Young Living, and Nu Skin Enterprises. She holds a bachelor’s degree in Corporate Communications from Universidad Europea de Madrid and a specialization in Digital Marketing from the University of San Diego.

B.	COMPENSATION

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

For the year ended December 31, 2025, we paid our top management a fixed aggregate compensation of approximately Ps.41,923 plus a variable aggregate compensation for bonuses of approximately Ps.17,202. The amounts payable under the performance bonus depend on the results achieved and include certain qualitative and/or quantitative objectives. Overall, the total executive compensation for 2025 was Ps.59,125.

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

iii.

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

Olga was member of the Audit and Corporate Practices Committee during 2025 and left at the beginning of 2026.

Sessions Frequency

●	The Audit and Corporate Practices Committee and its sub-committees meet with the necessary frequency for the performance of their duties, at the request of any of its members, the Board of Directors or its Executive President or the General Assembly of Shareholders; in the understanding that it must meet at least 4 (four) times during a calendar year.

●	The sessions of the Audit and Corporate Practices Committee and its sub-committees may be held by telephone or videoconference, with the understanding that the Secretary of the respective session must take the corresponding minutes, which must in any case be signed by the Executive President and the respective Secretary, and collect the signatures of the members who participated in the session.

Functions

●	Regarding Corporate Practices, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law, especially the provisions of section I (first) of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

●	Provide opinions regarding transactions between related parties to the General Assembly of Shareholders and the Board of Directors.

●	Develop, recommend and review corporate governance guidelines and guidelines of the Group.

●	Recommend modifications to the bylaws of the Group.

●	Analyze and review all legislative, regulatory and corporate governance developments that may affect the operations of the Group and make recommendations in this regard to the Board of Directors.

●	Prepare and propose the different manuals necessary for the corporate governance of the Group or for compliance with the applicable provisions.

●	Define the compensation and performance evaluation policies of the senior executives of the Group.

●	Use the best compensation practices to align the interests of the Shareholders and the senior executives of the Group, being able to hire any independent expert necessary for the development of this function.

●	Ensure access to market data and best corporate practices through external consultants specialized in the field.

●	Develop a plan for the succession of senior executives of the Group.

●	In matters of Audit, the Audit and Corporate Practices Committee will have the functions referred to in the Securities Market Law especially the provisions of section II of its Article 42 (forty-two), and other applicable legal provisions, as well as those determined by the General Assembly of Shareholders. They will also perform all those functions of which they must render a report in accordance with the provisions of the Securities Market Law. In an enunciative way, but not limited to, it will have the following functions:

●	Determine the need and viability of the fiscal and financial structures of the Group.

●	Comment on the financial and fiscal structure of the international expansion of the Group.

●	Comment on the financial reports, accounting policies, control and information technology systems of the Group.

●	Evaluate and recommend the external auditor of the Group.

●	Ensure the independence and efficiency of the internal and external audits of the Group.

●	Evaluate the transactions between related parties of the Group, as well as identify possible conflicts of interest derived from them.

●	Analyze the financial structure of the Group, in the short, medium and long term, including any financing and refinancing transactions.

●	Review and comment on the management of the Group’s treasury, risk and exposure to fluctuations in exchange rates and hedging instruments of the Group, whatever their nature or denomination.

●	Evaluate the processes and selection of insurance brokers, as well as the coverage and premiums of the Group’s insurance policies.

D.	EMPLOYEES

The following table provides information regarding the number of our employees for the years 2025, 2024 and 2023, respectively:

	Number of Employees
	December 31,	December 31,	December 31,
	2025	2024	2023
Operations	1,457	1,375	1,348
Sales and marketing	517	549	520
Finance, administration, human resources, IT	467	410	426
Total	2,441	2,334	2,294

E.	SHARE OWNERSHIP

For information regarding the share ownership of our directors and senior management, see “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

During the preparation of this Annual Report, the Company revised the 2024 comparative diluted earnings per share disclosure to correct an error as disclosed in Note 22 of the financial statements. The Company performed the recovery analysis required by Rule 10D-1(b) and concluded that this revision does not have an impact on any compensation-based incentive programs, nor on any other performance indicators of the Group. No recovery of incentive-based compensation was required because no executive officer received incentive-based compensation based on the affected financial reporting measure.

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

As of April 6, 2026, we had 37,243,920 issued and outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

	Ordinary shares Beneficially Owned as of date of this annual report Ordinary Shares
	Number	%
Five Percent or More Holders:
Banco Invex S.A. Institucion de Banca Múltiple, Invex Grupo Financiero(1)	19,597,829	52.6%
Campalier S.A. de C.V.(1)	604,906	1.6%
Named Directors and Officers:
Luis German Campos Orozco(2)	20,202,735	54.2%
Andres Campos Chevallier(3)	220,000	0.6%
Santiago Campos Chevallier(4)	45,000	0.1%
Raúl del Villar	—	—%
Mauricio Alvarez Morphy	315	* %
Leonardo de Jesus Ayala Latapí	—	—%
Pilar Sanchez Valdovinos	—	—%
Ana Cecilia Augusto	—	—%
María Fernanda Gil Tamayo	—	—%
María D Gordoa González	—	—%
Jose de Jesus Valdez Simancas	1,165,000	3.1%
Dr. Martín M. Werner Wainfeld	262,307	0.7%
Federico Clariond Domene	722,654	1.9%
Salvador Alva Gomez	25,311	* %
Silvia Lucia Davila Kreimerman	2,802	* %
Diego Gaxiola Cuevas	300	* %
Jose Raz Guzman	—	—%
Total of all our executive officers, other directors, independent board members and secretary	22,646,424	60.8%

*	Equals less than 0.1%

(1)	Banco Invex S.A. Institucion de Banca Múltiple, Invex Grupo Financiero (“Invex”) and Campalier S.A. de C.V. (“Campalier”) are controlled by Luis Campos, our Board Chairman. The address for Campalier is Av. Acueducto 6075-A, Local 4, Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico.

(2)	Includes the shares of Invex and Campalier which Luis Campos controls.

(3)	Includes 40,000 shares owned by C8A Holdings S.A. de C.V. (“C8A”) which Andres Campos possesses the voting and investment power over.

(4)	Includes 32,500 shares owned by Fepacom S.A. de C.V. (“Fepacom”) which Santiago Campos possesses the voting and investment power over.

B.	RELATED PARTY TRANSACTIONS

All amounts in this section marked with “Ps.”  are in thousands of Mexican pesos unless otherwise noted

Other than as disclosed in this annual report and the Audited Consolidated Financial Statements attached hereto and other than in the ordinary course of business, since the beginning of our preceding three financial years, we do not have significant transactions or loans with the Group’s related parties. Please see Note 23 of the Audited Consolidated Financial Statements to see non-significant transactions with related parties.

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

Except as otherwise disclosed in our Audited Consolidated Financial Statements and elsewhere in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2025 and until the date of this Annual Report (See Note 1 — “Nature of business and significant” and Note 27— “Subsequent events” of the Audited Consolidated Financial Statements).

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

Anti-takeover Protections

The Board of Directors needs to approve, with at least 66% of its members present in a duly conveyed meeting and with at least 66% of its members favorable vote, any change in Control of the Betterware or the transfer of 20% or more of Betterware’s shares. Such change of Control or transfer must be notified to Betterware and Betterware’s shareholders.

The Board of Directors must approve the transfer within the following 90 calendar days after having all documentation the Board deems necessary for its consideration and approval.

In the event the Board of Directors authorizes the transaction, in addition to the Board approval, prior to the closing of the transaction, the person asking for the Board’s approval shall make a tender offer for 100% of the outstanding capital stock of the Company, at a price payable in cash, not less than the highest of the following:

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

On April 7, 2026, the Company entered into a syndicated revolving credit agreement for Ps.3,805.5 million pesos with BBVA Mexico, HSBC Mexico, Banco del Bajío, and Banco Ve por Más, in which Jafra Cosmetics, S.A. de C.V., Distribuidora Comercial Jafra, S.A. de C.V., and Jafra Cosmetics International, S.A. de C.V. act as joint and several obligors. The financing was arranged to fund the Tupperware Acquisition agreed upon on January 19, 2026. The financing matures on April 7, 2031; provides for a 24-month grace period for principal repayment; accrues interest at a variable rate based on the TIIE plus the applicable margin; and establishes certain other financial obligations.

Other than the syndicated loan and the Tupperware Acquisition itself, we do not have any material contracts to disclose.

D.	EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the Mexican federal government has allowed the peso to float freely against the U.S. dollar since December 1994. However, Mexico has imposed foreign exchange controls in the past, and pursuant to the provisions of the USMCA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. We have no control over or influence on this exchange rate policy, and there is no guarantee that the Mexican federal government will not change this policy.

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

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates or former long-term residents of the United States, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, (including those that elect to use the mark-to-market method of accounting), banks, regulated investment companies, real estate investment trusts, persons holding ordinary shares as part of a straddle, hedging, conversion or other integrated transaction, controlled foreign corporations or passive foreign investment companies, persons who are required to accelerate the recognition of any item of gross income with respect to the shares of the Company as a result of such income being recognized on an applicable financial statement, persons who acquired their ordinary shares pursuant to the exercise of employee shares options or otherwise as compensation, persons who are liable for the alternative minimum tax, entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

Except as otherwise noted, this summary assumes that the Company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, which the Company believes to be the case. The Company’s possible status as a PFIC must be determined annually and therefore may be subject to change or an IRS challenge. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. Potential investors in our ordinary shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences (including U.S. estate and gift tax consequences) of the ownership and disposition of our ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of distributions

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Rules”, distributions received by a U.S. Holder on ordinary shares, including the amount of any Mexican taxes withheld, generally will constitute foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that any distributions on ordinary shares (including any Mexican taxes withheld) will be reported to U.S. Holders as foreign source dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

Corporate U.S. Holders who own less than 10% of the share capital or voting shares of the Company will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Rules,” a non-corporate U.S. Holder recipient of dividend income will generally be subject to U.S. federal income tax on such dividend income at a reduced capital gains tax rate rather than the marginal tax rates that generally apply to ordinary income, if the dividend qualifies as “qualified dividend income” for U.S. federal income tax purposes. Dividends on our ordinary shares would qualify as “qualified dividend income” if the Company qualifies as a “qualified foreign corporation” and certain other requirements are met (including certain holding period requirements. A non-U.S. corporation generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The ordinary shares are listed on the NYSE and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes it will be a qualified foreign corporation for purposes of the reduced tax rate on dividend income from distributions on our ordinary shares, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. However, non-corporate U.S. Holders will not be eligible for reduced tax rates on any dividends received from us if we are a PFIC (as discussed below under “Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or in the preceding taxable year. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

If you are a U.S. Holder, the amount of any cash dividend paid in Pesos will be included in your gross income for U.S. federal income tax purposes in an amount equal to the U.S. Dollar value of the gross amount of the Pesos received (i.e., before deduction of any Mexican withholding tax), calculated by reference to the spot exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the Pesos are in fact converted into U.S. Dollars at that time. If the Pesos received as a dividend are converted into U.S. Dollars on the date of receipt, you generally should not recognize foreign currency gain or loss with respect to such Pesos. If the Pesos received as a dividend are not converted into U.S. Dollars on the date of receipt, you will have a tax basis in the Pesos equal to their U.S. Dollar value on the date of receipt and you will generally recognize foreign currency gain or loss with respect to such Pesos when such Pesos are converted or otherwise disposed of. Any foreign currency gain or loss recognized on a subsequent conversion or other disposition of the Pesos will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding whether any disposition of Pesos giving rise to foreign currency loss constitutes a reportable transaction for U.S. federal income tax purposes.

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

Instead of claiming a credit, a U.S. Holders may elect to deduct foreign taxes (including any Mexican taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Taxation upon sale or other disposition of ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of ordinary shares, which will be long-term capital gain or loss if the U.S. Holder has held such ordinary shares for more than one year. The amount of the U.S. Holder’s gain or loss will generally be equal to the difference between such U.S. Holder’s adjusted tax basis in the ordinary shares sold or otherwise disposed of and the amount realized on the sale or other disposition. Net long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

If a Mexican tax is withheld on a sale or other disposition of ordinary shares, the amount realized by a U.S. Holder will include the gross proceeds of the sale or other disposition (i.e., before deduction of the Mexican tax). In the case of a gain from the disposition of ordinary shares that is subject to Mexican tax, the U.S. Holder may not be able to claim as a foreign tax credit any Mexican tax paid, against such U.S. Holder’s U.S. federal income tax liability, unless such U.S. Holder elects to treat the gain as foreign source pursuant to Article 24(3) of the Tax Treaty (provided the U.S. Holder is eligible for, and properly elects to claim, the benefits of the Tax Treaty). Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Mexican taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2025 taxable year and does not expect to be a PFIC for its 2026 taxable year or in the foreseeable future based on the market price of our ordinary shares and the composition of our income and assets, including goodwill. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore, the IRS may assert that, contrary to our belief, we were a PFIC for a taxable year on the past or will be for a taxable year in the future.

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

Taxation of Dispositions of Shares

Subject to Mexican Income Tax Law, any gain on the sale of our shares by any non-Mexican holders is subject to a 10.0% withholding tax in Mexico on the net gain from the sale if the transaction is carried out through the Mexican Stock Exchange. These taxes are paid through withholdings made by the financial intermediary. However, if the transaction is carried out through the Mexican Stock Exchange or other recognized securities market as determined by Mexican tax authorities, these withholdings will not be applicable to a non-resident holder that demonstrates (before the relevant financial intermediary) residence in a country with which Mexico holds a tax treaty to avoid double taxation. The non-Mexican holder must provide the financial intermediary with a signed document stating that the non-Mexican holder is a foreign resident and that their country of residence has a tax treaty to avoid double taxation with Mexico and provide their Tax ID.

Subject to Mexican Income Tax Law, the sale or transfer of shares outside of the Mexican Stock Exchange or other recognized securities market as determined by Mexican tax authorities, made by non-Mexican holders will give rise to a 25.0% Mexican withholding tax on the gross proceeds realized from the transaction. Subject to certain exceptions and requirements, a non-Mexican holder may elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35.0%. U.S. holders that are eligible to claim the benefits of the U.S.-Mexico Tax Treaty, may be exempt on the gains realized from the sale of our shares if they meet the corresponding requirements and are qualified to apply such benefits when such U.S. holder did not own, directly or indirectly, 25.0% or more of our outstanding shares during the 12-month period preceding such sale or disposition and the gains are not attributable to a permanent establishment in Mexico. U.S. holders should consult their own tax advisors as to their possible eligibility under the U.S.-Mexico Tax Treaty. Non-U.S. holders should consult their own tax advisors as to their possible eligibility to tax benefits under other treaties to avoid double taxation.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

We are exposed to market risks arising from our normal business activities, which mainly consists of exchange rate risk and interest rate risk. These market risks principally involve the possibility that fluctuations in exchange rates and interest rates will adversely affect the value of our financial assets and liabilities, or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices. The Company uses derivatives and other financial instruments to manage the impact of such market risks on its financial assets and liabilities or future cash flows and earnings, not for speculative purposes.

Market risk

Our activities expose it primarily to the financial risks of changes in exchange rates and interest rates (see below). We entered into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including:

●	In order to reduce the risks related to fluctuations in the exchange rate of foreign currency, we use derivative financial instruments such as forwards to adjust exposures resulting from foreign exchange currency.

●	The Group’s practices vary from time to time depending on judgments about the level of risk, expectations of change in the movements of interest rates derived from the credit lines and bond issuance used.

	December 31, 2025		December 31, 2024	December 31, 2023
	Debt and borrowing		Debt and borrowings	Debt and borrowings
Fair value.(1)	Ps.	4,102,858	4,784,754	5,145,691

(1)	The fair value of the long term bond in 2025, 2024 and 2023, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings for the same years was calculated based on level 2 of the fair value, using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

Exchange risk management

We undertake transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters as follows:

a)	Assets

(i).	Banks in foreign currency of the Group.

(ii)	Accounts receivable from related parties of the Group.

b)	Liabilities

i.	BWM uses currency forwards and options to purchase inventory

ii.	Jafra México purchases raw materials.

Our carrying amounts of U.S. dollars and Euro (“€”) denominated financial assets and financial liabilities at the reporting date are as follows:

	December 31,		December 31,		December 31,
	2025		2024		2023
	US$	€$	US$	€$	US$	€$	Rp$
Financial assets	20,850	82	14,907	52	13,324	2
Financial liabilities	(36,252)	(71)	(41,658)	(129)	(35,186)	(43)
Net position	(15,402)	11	(26,751)	(77)	(21,862)	(41)
Closing exchange rate of the year	17.9667	21.1469	20.2683	21.5241	16.8935	18.6896

We carry out transactions denominated in foreign currencies, mainly in US dollars. Our home organization segment’s primary exposure to currency fluctuations arises from the highly probable purchases of USD-denominated inventory. To manage this risk, we use forwards and exchange rate options, and beginning in February 2025, certain instruments were designated as cash flow hedges under IFRS 9.

Instruments used to manage currency risk:

Hedged relationship	Instrument	Hedging type	Hedged item	Hedged risk	Notional (US$ thousands	Book value Asset/(liability) Ps.	Maturity	Hedge ratio	Main sources of ineffectiveness
Forecasted Inventory Purchase in USD	Forwards USD/MXN	Cash flow hedge	Highly probable forecasted purchases of inventory	Exchange rate variability USD/MXN	27,120	(24,284)	Weekly, until May 2026	1 to 1	Differences between notional hedged and real volume, time of occurrence of the hedged item, credit risk, time value treatment
Forecasted Inventory Purchase in USD	Options USD/MXN	Cash flow hedge	Highly probable forecasted purchases of inventory	Exchange rate variability USD/MXN	5,000	(1,954)	Weekly, until May 2026	1 to 1	Differences between notional hedged and real volume, time of occurrence of the hedged item, credit risk, time value treatment

The effectiveness of hedging relationships is evaluated based on formal documentation prepared at the beginning of each relationship and updated during the year. The main sources of ineffectiveness identified by Management include differences between the notional amount of the hedging instrument and the actual volume of the hedged item, the timing of the hedged item and the credit risk of the counterparties.

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

	December 31, 2025		December 31, 2024		December 31, 2023
Impact on net income	US$	27,649	US$	54,385	US$	37,009

Foreign exchange forward and options contracts

We enter into foreign exchange forward and options contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 12 months.

See Note 18 to our Audited Consolidated Financial Statements for details on foreign currency forward contracts outstanding at the end of the reporting period. Foreign currency forward contract assets and liabilities are disclosed in the line item ‘Derivative financial instruments’ within the consolidated statement of financial position.

We have entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. We have entered into foreign exchange forward contracts to hedge the exchange rate risk arising from future payments in US dollars.

Interest rate risk management

We are exposed to interest rate risk from borrowings at variable interest rates (59% of long-term debt uses variable rates and 41% uses fixed rates). We manage the risk by maintaining an appropriate balance between fixed and variable rate borrowings.

Our exposures to interest rates on financial liabilities are detailed in the section of liquidity risk management in our Audited Consolidated Financial Statements. (See Note 20 — “Liquidity risk management” to the Audited Consolidated Financial Statements.)

Credit risk management

Our credit risk arises mainly from cash and cash equivalents, derivative financial instruments with favorable positions, and trade accounts receivable.

Regarding cash and cash equivalents and derivative financial instruments with a favorable position, we operate only with financial institutions of recognized solvency, which is why we consider the risk of non-compliance of these counterparties to be low.

For the commercial accounts receivable, our exposure to credit risk concentration is not significant as no customer represents more than 10% of sales and receivables. Our concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy the credit references set out by us, can only carry out transactions with the Group through prepayment.

See Note 6 in our Audited Consolidated Financial Statements, for further details on trade account receivables and the expected credit loss estimate.

Collateral held as security and other credit enhancements

We do not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Our exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to us. As of December 31, 2025, our maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, arises from the carrying amount of the respective recognized financial assets as stated in our consolidated statement of financial position.

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

Liquidity risk management

The ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for management of our short, medium and long-term funding and liquidity management requirements. We manage liquidity risk by maintaining adequate reserves, banking facilities, and reserve borrowing facilities, by continuously monitoring the forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Details of additional undrawn facilities that we have at our disposal to further reduce liquidity risk are set out below.

Our financing agreements with suppliers that are mentioned in Note 14 — “Accounts payable to suppliers” to the Audited Consolidated Financial Statements are made to seek efficiency in the payment to suppliers, and we have concentrated Ps.756,623 Ps. 848,192 and Ps. 957,576, for the years 2025, 2024 and 2023, respectively, of accounts payable to suppliers of the Group with 5 local banks (Banamex, BBVA, HSBC, Santander y Sabadell) rather than with a diverse group of suppliers, allowing for better payment planning. Our Management has assessed that we do not rely on extended payment terms and suppliers generally have not become accustomed to or do not rely on advance payment under the financing agreement. If the financial institutions were to withdraw the agreement, such withdrawal would not affect our ability to settle liabilities when due.

Liquidity maturity analysis

We manage our liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities and long-term debt maturities effectives in 2025, 2024 and 2023 are presented in Note 13 and 15, respectively in our Audited Consolidated Financial Statements. We have access to financing facilities as described below.

Bank credit lines and long-term debt	2025		2024	2023
Amount used	Ps.	4,054,474	4,771,474	5,063,974
Amount not used		982,000	1,180,000	1,980,000
Total credit lines and long-term debt	Ps.	5,036,474	5,951,474	7,043,974

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

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

The CEO and CCFO oversee and review all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. These executives meet at regular intervals in order to review all data. Our CEO and CCFO conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, our CEO and CCFO have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2025, due to the existence of material weaknesses in our internal controls over financial reporting.

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

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting based on the criteria of Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

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

These material weaknesses resulted in audit adjustments to the consolidated financial statements for the year ended December 31, 2025, which were identified and recorded prior to their issuance and also in the revision of certain information previously disclosed in the consolidated financial statements for the year ended December 31, 2024. Additionally, these material weaknesses could result in further misstatements of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

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

In 2026, we will execute a comprehensive rollout of the COSO framework, placing particular emphasis on enhancing our Risk Assessment, Control Activities, and Monitoring processes to ensure a sustainable and effective internal control environment.

Although significant progress has been made, not all remediation efforts have been fully completed as of December 31, 2025. Management has established clear timelines, anticipating substantial advancement in remediation during 2026, and expects these actions will fully address the identified material weaknesses by year-end. In the interim, management continues performing supplemental manual controls and additional monitoring activities to ensure accurate financial reporting.

Management conducted an evaluation of the effectiveness of Betterware’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that Betterware’s internal control over financial reporting was not effective as of December 31, 2025.

C.	ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS

PricewaterhouseCoopers, S.C., the Company’s independent registered public accounting firm, has audited the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025, as stated in their report which appears in “Item 18. Financial Statements.”

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2025, we implemented certain changes in our internal control over financial reporting to address our material weaknesses identified in 2024, 2023 and 2022, which include:

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

The following table sets forth the fees for the years 2025 and 2024, respectively:

	For the Year Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	(in thousands of Ps.)
Audit fees	31,790	27,401	23,275
Other fees	790	995	2,239
Total	32,580	28,396	25,514

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Consolidated Financial Statements and the statutory financial statements of the Group.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the Consolidated Financial Statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Group included in the Group’s registration statements on Form F-1 and Form F-4 as well as its listing process in Bolsa Mexicana de Valores (“BMV”) in 2023.

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

We maintain a cybersecurity infrastructure to safeguard our operations, networks and data through comprehensive security measures including our technology tools, internal management and external service providers. Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management framework. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks. The Group has adequate management of security incidents, a strategy for dealing with and governing cybersecurity risks through the following elements:

●	Corporate Information Security Policy. Our corporate information security policy addresses the information technology mechanisms, domains and services that protect the Group’s information assets. Our Information Security Committee is responsible for carrying out the activities set forth in our corporate information policy and this committee is involved in all actions, decisions and updates on the group’s security information (events, incidents, training, tools, etc.). The Information Security Committee prepares a report that is presented to the Audit Committee.

●	Two procedures are implemented for the timely attention of incidents and IT risks:

➢	Procedure for Information Security Incident Management: This procedure provides the necessary guidelines to ensure adequate security incident management to address any type of service interruption: recording, categorizing, prioritizing, controlling, resolving, and closing all security incidents within the IT services that are provided or managed by the Group.

➢	Procedure for Technology Risk Assessment: This procedure provides the necessary guidelines for the implementation of controls based on Risk Determination and Evaluation. These controls allow the Group to mitigate, avoid, transfer or accept the risks. These activities reduce the attack surface of all Information Technology assets that are provided or managed by the group determining a residual risk as part of the process improvement. This information is obtained by measuring the controls implemented compared to the current risk level.

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

The team in charge of the Group’s Cybersecurity is made up of:

●	Mauricio Alvarez joined Betterware as CIO in August 2020 and is responsible for information technology spanning applications, data, cybersecurity and infrastructure, all a vital part of nearly every aspect of our customer and service experience. Mauricio joined Betterware from multinational customer experience companies including Atento where he was Chief Information Officer for the U.S., Mexico, and Central America. Before Atento, Mauricio co-founded Flip Technologies, a SaaS provider for nonprofit organizations and held various IT & Innovation leadership roles of increasing responsibility at The Coca-Cola Company globally. Mauricio holds a bachelor’s degree in computer systems from the Universidad Iberoamericana in Mexico City.

●	Nuxi Pérez, joined Betterware in December 2021 and is the Director of Infrastructure and Technical Support. He has more than 16 years of progressive experience in infrastructure, telecommunications, and cybersecurity, a bachelor’s degree in computer systems engineering from ESIME - IPN in Mexico City, a degree in strategic cybersecurity from the AMEST academy and ITIL certification.

●	Carlos Soto, joined Betterware in May 2025 to further strengthen our cybersecurity management team. Carlos has over 15 years of experience in protecting and safeguarding critical technology and data assets for large enterprises and is a Certified Ethical Hacker (CEH) as well as a Certified Information Systems Auditor (CISA).

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

During 2025, we experienced a number of phishing attacks where some users executed links or attachments. These activities were mitigated in a timely manner. None of these incidents has significantly affected, nor is it reasonably likely to significantly affect, the Group or our business strategy, operating results, or financial condition.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

The Group has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

(a)	Financial Statements

Betterware de México, S.A.P.I. de C.V.

Audited Consolidated and Combined Financial Statements

ITEM 19. EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Betterware de México, S.A.P.I. de C.V.*
2.1	Description of Securities**
8.1	List of Subsidiaries.**
10.1	Stock Purchase Agreement among Tupperware Services México, S. DE R.L. DE C.V., Betterware de México, S.A.P.I. DE C.V., and other parties thereto, dated January 19, 2026.
10.2	Form of Exclusive License Agreement between Party IP Holdings LLC and Betterware de México, S.A.P.I. DE C.V.
10.3	Form of Molds Purchase Agreement between Dart, S.A. de C.V. and Party IP Holdings LLC.
11.1	English Translation of the Company’s Code of Ethics.***
11.2	Insider Trading Policy***
12.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Raul Luis Del Villar Zanella, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Andres Campos, Chief Executive Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Raul Luis Del Villar Zanella, Corporate Chief Financial Officer of Betterware de México, S.A.P.I. de C.V., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1	Policy for the Recovery of Erroneously Awarded Compensation**
101.INS	INLINE XBRL Instance Document
101.SCH	INLINE XBRL Taxonomy Extension Schema
101.CAL	INLINE XBRL Taxonomy Calculation Linkbase
101.DEF	INLINE XBRL Definition Linkbase Document
101.LAB	INLINE XBRL Taxonomy Label Linkbase
101.PRE	INLINE XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Incorporated by reference to the annual report on Form 20F filed by Betterware de México, S.A.P.I. de C.V. on April 29, 2022 (File No. 000-1788257)
**	Incorporated by reference to the annual report on Form 20F filed by Betterware de México, S.A.P.I. de C.V. on April 30, 2024 (File No. 000-1788257)
***	Incorporated by reference to the annual report on Form 20F filed by Betterware de México, S.A.P.I. de C.V. on April 29, 2025 (File No. 000-1788257)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Betterware de México, S.A.P.I. de C.V.

	By:	/s/ Andres Campos Chevallier
	Name:	Andres Campos Chevallier
	Title:	Chief Executive Officer

Dated: April 30, 2026

Betterware de México, S.A.P.I. de C.V. (subsidiary of Campalier, S.A. de C.V.) and subsidiaries

Consolidated financial statements as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023, and Report of Independent Registered Accounting Firm dated April 30, 2026

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated financial statements as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023 and Report of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Betterware de México, S.A.P.I. de C.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Betterware de México, S. A. P. I. de C. V. and its subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, of changes in stockholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the lack of (i) effective control environment, risk assessment process and monitoring activities at a precise enough level to identify and timely assess the new and evolving risks of material misstatement in the Company’s consolidated financial statements, (ii) effective controls over the business combination process, specifically the lack of controls over the determination and ongoing impairment assessment of goodwill and long lived intangible assets, (iii) effective controls over substantially all accounts and disclosures in the period-end financial reporting and consolidation process, and (iv) effective information and technology general controls relevant to the preparation of the consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill and Indefinite-lived Intangible Assets Impairment Assessment – Jafra Mexico Group of Cash Generating Units

As described in Notes 11 and 12 to the consolidated financial statements, the Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets which amounts Ps.1,600 million and Ps.1,102 million, respectively, of which Ps.1,250 million and Ps.849 million respectively relates to the Jafra Mexico group of cash generating units (CGU). Management’s cash flow projections for the group of CGU included significant judgments and Management’s cash flow projections included significant assumptions relating to the average revenue growth rate; as well as the discount rate used to discount future cash flows.

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

April 30, 2026

We have served as the Company’s auditor since 2022.

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of financial position

As of December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos)

Assets	Note	2025		2024		2023

Current assets:
Cash and cash equivalents	5	Ps.	328,344	Ps.	296,558	Ps.	549,730
Trade accounts receivable, net	6		1,181,447		1,133,093		1,072,455
Accounts receivable from related parties	23		-		250		104
Accounts receivable from property sales	6		78,862		121,082		-
Inventories	7		1,997,197		2,505,093		2,030,533
Prepaid expenses	8		91,678		87,682		77,468
Derivative financial instruments	18		-		108,846		-
Income tax recoverable	16		120,557		98,265		29,462
Other assets	9		105,770		147,329		230,688
Total current assets excluding assets classified as held for sale			3,903,855		4,498,198		3,990,440

Assets held for sale	10		40,000		40,000		-

Total current assets			3,943,855		4,538,198		3,990,440

Non-current assets:
Accounts receivable from property sales	6		24,689		90,540		-
Property, plant and equipment, net	10		1,716,951		1,801,475		2,910,353
Right-of-use assets, net	13		336,588		314,023		361,561
Deferred income tax	16		452,979		525,086		527,929
Intangible assets, net	12		1,503,887		1,570,223		1,649,953
Goodwill	11		1,599,718		1,599,718		1,599,718
Other assets	9		14,241		14,504		53,757
Total non-current assets			5,649,053		5,915,569		7,103,271

Total assets		Ps.	9,592,908	Ps.	10,453,767	Ps.	11,093,711

(Continued)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of financial position

As of December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos)

Liabilities and stockholders’ equity	Note		2025		2024		2023

Current liabilities:
Short term debt and borrowings	15	Ps.	1,024,467	Ps.	1,156,084	Ps.	508,731
Accounts payable to suppliers	14		1,793,744		2,156,715		1,790,026
Accounts payable to related parties	23		-		1,237		-
Accrued expenses	14		343,290		380,835		306,997
Provisions and others	17		722,237		748,918		804,748
Value added tax payable			93,917		71,192		117,864
Employee profit sharing payable			146,528		139,255		132,855
Lease liability	13		134,730		110,252		122,997
Derivative financial instruments	18		26,238		-		47,920

Total current liabilities		Ps.	4,285,151	Ps.	4,764,488	Ps.	3,832,138

Non-current liabilities:
Statutory employee benefits	19		147,991		128,312		127,150
Deferred income tax	16		495,118		495,117		783,169
Lease liability	13		221,975		234,343		265,724
Long term debt and borrowings	15		3,083,187		3,668,859		4,622,691
Total non-current liabilities			3,948,271		4,526,631		5,798,734

Total liabilities			8,233,422		9,291,119		9,630,872

Stockholder’s equity	21
Common stock			321,312		321,312		321,312
Share premium account			(25,264)		(25,264)		(16,370)
Retained earnings			1,102,255		892,398		1,178,724
Other comprehensive income			(36,990)		(24,076)		(19,194)

Equity attributable to owners of the Group			1,361,313		1,164,370		1,464,472

Non-controlling interest			(1,827)		(1,722)		(1,633)

Total stockholders’ equity			1,359,486		1,162,648		1,462,839

Total liabilities and stockholders’ equity		Ps.	9,592,908	Ps.	10,453,767	Ps.	11,093,711

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the years ended December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos, except earnings per share amounts)

	Note	2025		2024		2023

Revenue	24	Ps.	14,243,015	Ps.	14,100,758	Ps.	13,009,507

Cost of sales	7		4,762,760		4,520,223		4,260,842

Gross profit			9,480,255		9,580,535		8,748,665

Administrative expenses	24		2,446,350		2,702,876		2,367,280
Selling expenses	24		4,079,141		3,997,917		3,460,367
Distribution expenses	24		697,251		663,812		582,237
			7,222,742		7,364,605		6,409,884

Other expenses	1b		-		529,722		-

Operating income			2,257,513		1,686,208		2,338,781

Financing income (cost):
Interest expense	15		(541,045)		(639,705)		(827,812)
Interest income			34,090		22,818		45,056
Gain (loss) in valuation of derivative financial instruments	18		(108,846)		156,766		(32,591)
Foreign exchange gain			226,451		330,249		267,363
Foreign exchange loss			(146,378)		(375,554)		(374,210)
			(535,728)		(505,426)		(922,194)

Income before income taxes			1,721,785		1,180,782		1,416,587

Income taxes:
Current	16		587,114		752,566		645,521
Deferred	16		73,867		(283,306)		(265,498)
			660,981		469,260		380,023

Net income for the year			1,060,804		711,522		1,036,564

Net income for the year attributable to:
Owners of the Group		Ps.	1,060,753	Ps.	711,728	Ps.	1,039,287
Non-controlling interest			51		(206)		(2,723)
		Ps.	1,060,804	Ps.	711,522	Ps.	1,036,564

Items that are or may be reclassified subsequently to profit or loss:
Effect of foreign currency conversion			26,936		(16,711)		(4,349)
Effect of recognized hedging instruments ORI net of tax			(83,765)		-		-
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation, net of taxes	19		(12,212)		11,829		(22,360)

Total comprehensive income for the year		Ps.	991,763	Ps.	706,640	Ps.	1,009,855

(Continued)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of profit or loss and other comprehensive income

For the years ended December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos, except earnings per share amounts)

	Note	2025		2024		2023

Comprehensive income for the year attributable to:
Owners of the Group		Ps.	991,712	Ps.	706,846	Ps.	1,012,578
Non-controlling interest			51		(206)		(2,723)
		Ps.	991,763	Ps.	706,640	Ps.	1,009,855

Basic earnings per common share (pesos)	22	Ps.	28.48	Ps.	19.11	Ps.	27.90
Diluted earnings per common share (pesos)	22	Ps.	28.48	Ps.	19.11	Ps.	27.89

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos)

	Note	Common stock		Share premium account	Retained earnings	Hedge reserve	Other comprehensive income	Non- controlling interest	Total stockholders’ equity
Balance as of January 1, 2023		Ps.	321,312	(12,671)	779,941	-	7,515	1,183	1,097,280
Other capital movements			-	(3,699)	8,231	-	-	-	4,532
Movements in non-controlling interest			-	-	-	-	-	(93)	(93)
Dividends paid	21		-	-	(648,735)	-	-	-	(648,735)
Total comprehensive income for the year			-	-	1,039,287	-	(26,709)	(2,723)	1,009,855
Balance as of December 31, 2023			321,312	(16,370)	1,178,724	-	(19,194)	(1,633)	1,462,839
Other capital movements			-	(8,894)	-	-	-	-	(8,894)
Movements in non-controlling interest			-	-	-	-	-	117	117
Dividends paid	21		-	-	(998,054)	-	-	-	(998,054)
Total comprehensive income for the year			-	-	711,728	-	(4,882)	(206)	706,640
Balance as of December 31, 2024			321,312	(25,264)	892,398	-	(24,076)	(1,722)	1,162,648
Other capital movements			-	-	(896)	-	-	-	(896)
Movements in non-controlling interest			-	-	-	-	-	(156)	(156)
Dividends paid	21		-	-	(850,000)	-	-	-	(850,000)
Total comprehensive income for the year			-	-	1,060,753	(83,765)	14,724	51	991,763
Deferred hedging gains and losses and costs of hedging transferred to the carrying value of inventory purchased during the year (net of tax)	18		-	-	-	56,127	-	-	56,127
Balance as of December 31, 2025		Ps.	321,312	(25,264)	1,102,255	(27,638)	(9,352)	(1,827)	1,359,486

See accompanying notes to consolidated financial statements.

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos)

	Note	2025		2024		2023

Operating activities:
Net income for the year		Ps.	1,060,804	Ps.	711,522	Ps.	1,036,564
Adjustments for:
Income tax expense			660,981		469,260		380,023
Depreciation and amortization			389,535		392,186		382,119
Impairment of assets held for sale	1c		-		166,581		-
Interest expense			541,045		639,705		827,812
Interest income			(34,090)		(22,818)		(45,056)
Gain on disposal of non-current assets			(8,474)		(992)		(1,460)
Loss by selling of properties	1b		-		529,722		-
Share-based payment expense			-		-		4,188
Movements in non-controlling interest			-		117		(93)
Effect of foreign currency conversion			26,936		(16,711)		(4,349)
Loss (gain) in valuation of derivative financial instruments			108,846		(156,766)		32,591
			2,745,583		2,711,806		2,612,339
(Increase) decrease in:
Trade accounts receivable			(48,354)		(60,638)		(101,393)
Trade accounts receivable from related parties			250		(146)		(43)
Inventory			511,113		(470,959)		92,136
Prepaid expenses and other assets			65,100		122,003		(84,826)
Increase (decrease) in:
Accounts payable to suppliers and accrued expenses			(423,470)		419,023		423,104
Trade accounts payable to related parties			(1,237)		1,237		(96,859)
Provisions			(26,681)		(55,830)		3,589
Value-added tax payable			22,725		(47,169)		28,722
Statutory employee profit sharing			7,273		6,400		(2,443)
Employee benefits			(7,513)		(9,350)		(32,606)
Income taxes paid			(608,062)		(819,247)		(474,941)
Net cash provided by operating activities			2,236,727		1,797,130		2,366,779

Investing activities:
Payments of fixed and intangible assets			(114,475)		(181,503)		(131,066)
Proceeds from disposal of fixed assets			7,631		11,774		20,682
Proceeds from disposal of properties	1b,6		108,071		156,500		-
Commission by selling of properties			-		(10,055)		-
Interest received			34,090		22,818		45,056
Net cash provided (used) in investing activities			35,317		(466)		(65,328)

(Continued)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos)

	Note	2025		2024		2023

Financing activities:
Proceeds from debt and borrowings	15	Ps.	5,540,700	Ps.	3,027,100	Ps.	6,498,994
Repayment of borrowings	15		(6,257,700)		(3,319,600)		(7,633,715)
Bond issuance costs	15		-		-		(8,355)
Interest paid on borrowings	15		(502,458)		(603,921)		(652,313)
Lease payments (principal and interest)	13		(169,904)		(155,361)		(123,241)
Acquisition of non-controlling interest in Betterware Guatemala			(896)		-		-
Dividends paid	21		(850,000)		(998,054)		(648,735)
Net cash used in financing activities			(2,240,258)		(2,049,836)		(2,567,365)

Increase (decrease) in cash and cash equivalents			31,786		(253,172)		(265,914)
Cash and cash equivalents at the beginning of year			296,558		549,730		815,644
Cash and cash equivalents at the end of year		Ps.	328,344	Ps.	296,558	Ps.	549,730

Non-cash transactions (notes 1d and 6).

See accompanying notes to consolidated financial statements.

(Concluded)

Betterware de México, S.A.P.I. de C.V. and subsidiaries

Notes to consolidated financial statements

As of December 31, 2025, 2024 and 2023, and for the years ended December 31, 2025, 2024 and 2023

(In Thousands of Mexican pesos, Ps., except the number of shares and earnings per share expressed in Mexican pesos)

1.	Nature of business and significant events

Betterware de México, S.A.P.I. de C.V. (“Betterware or BWM”) and its subsidiaries are hereinafter jointly referred to as the “Group”, the “Company”, “BeFra” or “BeFra Group”. The Group’s business is direct-to-consumer sales, which operates through two business segments: the home organization products (“Betterware segment” or “BWM segment”) and the beauty and personal care products (B&PC) (“Jafra segment”). The Betterware segment is divided into seven categories of the home organization: (i) Kitchen and food preservation, (ii) Home solutions, (iii) Bedroom, (iv) Bathroom, (v) Laundry & Cleaning (vi) Tech & mobility and (vii) wellness. The Jafra segment is divided into four categories of the beauty and personal care: (i) fragrance, (ii) color (cosmetics), (iii) skin care and (iv) toiletries. The Group’s business segment products are sold through twelve catalogs published throughout the year. The Group operates mainly in Mexico and the United States. The Group’s address, registered as its office and primary place of business, is Gdl-Ameca-Huaxtla Km-5, El Arenal, Jalisco, Mexico, and Zip Code 45350. The holding entity of Betterware is Campalier, S.A. de C.V. (“Campalier”).

Significant events and transactions –

2025

a)	Opening of new businesses:

On January 20, 2025 and November 13, 2025, Betterware Ecuador and Betterware Colombia were established, and they began operations on May 5, 2025, and March 2, 2026, respectively.

2024

b)	Sale Jafra’s land and building:

The Group, through subsidiary (Distribuidora Venus, S.A. de C.V.), (which is part of Jafra’s companies in Mexico), entered into two contracts for the sale: 1) “Las Flores” land and 2) “San Ángel” land and building in March and August 2024, respectively. The sales price for these transactions was Ps. 402,200, and as a result, the company recognized a loss in the income statement as other expenses of Ps. 529,722.

Of the sales prices collected, Ps. 156,500; the remaining Ps. 245,700 will be collected semiannually without interest, maturing in 2027. When determining the fair value the long-term receivable, an additional loss of Ps. 34,078 was recognized.

c)	Assets held for sale:

Jafra Mexico classified the O’Farril as assets held for sale in accordance with the accounting policy “current assets held for sale.” The Company recognized an impairment loss of Ps. 166,581 recognized in administrative expenses based on the use given to land.

2023

a)	Long-term debt and bond issuances:

➢	On July 5, 2023, Betterware signed an agreement with BBVA to acquire a simple line of credit for Ps. 1,500,000.

➢	On July 7, 2023, Betterware successfully concluded the third and fourth bond issuance offering for a total of Ps. 813,974, with 4 and 7-year maturities, offerings in the Mexican Market.

➢	As of July 10, 2023, the debt for the syndicated loan used for the acquisition of Jafra in 2022, amounted to Ps. 3,248,695. Betterware settled the debt of the syndicated loan using the Ps. 1,500,000 of the credit line with BBVA and the net proceeds from the bond issuances costs per placement, that is, the net amount of Ps. 810,197, the remainder of the credit was settled with drawdowns of short-term credit lines and the cash available on hand at that date (see note 15).

➢	On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit for Ps. 950,000.

2.	Material accounting policies

The Group’s management reviewed the material accounting policies and made some updates to the disclosed information, as follows:

a.	Basis of preparation

The Group’s consolidated financial statements for 2025 include the financial statements of Betterware de México, S.A.P.I. de C.V., and subsidiaries as described in note 2d (the “consolidated financial statements”).

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

As of December 31, 2025, 2024 and 2023 the percentage of participation that it maintains over its subsidiaries is as follows:

	Operating	Functional	% Participation
The Group’s companies:	Country	currency	2025	2024	2023
Home organization (“Betterware”):
Betterware de México, S.A.P.I. de C.V.	Mexico	Peso	Last controlling entity
BLSM Latino América Servicios, S.A. de C.V.	Mexico	Peso	100%	99%	99%
Betterware de Guatemala, S.A.	Guatemala	Quetzal	100%	70%	70%
Programa Lazos, S.A. de C.V.	Mexico	Peso	70%	70%	70%
Betterware Ningbo Trading Co, LTD. (1)	China	Yuan	-	-	100%
Finayo, S.A.P.I. de C.V. SOFOM ENR	Mexico	Peso	100%	100%	100%
Betterware América, LLC.	United States	Dollar	100%	100%	100%
Betterware Perú, S.A.C.	Perú	Dollar	100%	100%	-
Betterware Ecuador, S.A.S.	Ecuador	Dollar	100%	-	-
Betterware Colombia, S.A.S.	Colombia	Dollar	100%	-	-
Beauty and personal care (B&PC) (“Jafra”):
Jafra México Holding Company, B.V.	Mexico	Euro	100%	100%	100%
Distribuidora Comercial Jafra, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafra Cosmetics International, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafra Cosmetics, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Serviday, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafrafin, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Distribuidora Venus, S.A. de C.V.	Mexico	Peso	100%	100%	100%
Jafra Cosmetics International, Inc.	United States	Dollar	100%	100%	100%

(1)	Betterware Ningbo Trading Co, LTD was part of the Group until June 21, 2023.

As of December 31, 2025, 2024 and 2023, there are no significant restrictions for investment in shares of the subsidiary companies previously mentioned.

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

Accounts receivable from customers are initially recognized at the amount of consideration, which is unconditional, unless they contain significant financial components when they are recognized at fair value.

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

They are subsequently valued at amortized cost using the effective interest rate method, less the provision for losses. See note 6 for more information on the recording of accounts receivable from the Group’s customers and note 2n for a description of the Group’s impairment policies.

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

For its part, if the objective of the financial asset is to collect cash flows for subsequent sale, its classification would be as measured at fair value through other comprehensive income (“FVTOCI”); and, if none of the above characteristics are met, then the financial asset will be classified as measured at fair value through profit or loss (“FVTPL”). As of December 31, 2025, 2024 and 2023, the Group only maintains financial assets measured at amortized cost and at fair value through profit or loss.

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

Financial liabilities measured subsequently at amortized cost

The effective interest method is a method of calculating the amortized cost of financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification should be recognized in profit or loss as the modification gain or loss within other gains and losses.

h.	Derivative financial instruments and hedge accounting

The Group enters into a variety of forward-type derivative financial instruments and options to manage its exposure to foreign exchange rates, which are detailed in note 18.

Derivative financial instruments are initially recognized at their fair value on the date the contract is entered into and their fair value is subsequently recalculated on each reporting date; Changes in said fair values are recognized depending on whether the Group designates the derivative financial instruments as accounting hedges or as trading instruments. Derivative financial instruments are recorded as financial assets when their fair value is positive and as financial liabilities when the fair value is negative. This measurement is classified at Level 2 of the fair value hierarchy established by IFRS.

In all cases, the Group enters into derivative financial instruments to hedge a financial risk; however, when not all the requirements set forth in accounting standards for the application of hedge accounting are met, the instruments are classified as held for trading. Changes in the fair value of derivative financial instruments classified as trading were recognized directly in the Group’s consolidated results within the line of effects of gain (loss) on valuation of derivative financial instruments. As of December 31, 2024 and 2023, the Group held only derivative financial instruments for forward trading.

Furthermore, for hedge accounting purposes: a) a fair value hedge is considered when the exposure to changes in the fair value of a recognized asset or liability, or an unrecognized firm commitment, is hedged; and b) it is considered a cash flow hedge when it hedges the exposure to variability in cash flows that is attributed to a particular risk associated with a recognized asset or liability, or a highly probable forecast transaction, or the foreign currency risk in an unrecognized firm commitment. As of December 31, 2025, the Group only maintains cash flow hedges through derivative financial instruments, forwards and options, which corresponds to forecasted purchases of highly probable inventory denominated in dollars.

At the beginning of the hedging relationship, the Group documents the relationship between the hedging instrument and the hedged item, the nature of the hedged risk and how it will evaluate whether the hedging relationship is effective, including the analysis of the sources of ineffectiveness and how the hedging ratio is determined. In addition, at the beginning of the hedge and on an ongoing basis, it is documented whether the hedging instrument is highly effective in the changes in cash flow or fair value of the hedged item attributable to the hedged risk.

A hedging relationship qualifies for the application of hedge accounting if it meets all of the following effectiveness requirements: a) “an economic relationship” exists between the hedged item and the hedging instrument; b) the effect of credit risk does not dominate the value changes that result from that economic relationship; c) the hedging ratio of the hedging relationship is the same as that resulting from the amount of the hedged item that the Group actually hedges and the amount of the hedging instrument that it actually uses to hedge that amount of the hedged item. Hedges that meet all qualification criteria for hedge accounting are accounted for, as described below.

Derivatives designated as cash flow accounting hedges recognize changes in fair value as follows: the effective portion is temporarily recognized in other comprehensive income (OCI) and reclassified to profit or loss when the hedged item affects profit or loss for the period; when the hedged item results in the recognition of inventory, a direct reclassification is made from the hedging reserve to the initial cost of inventory; on the other hand, any ineffective portion of the hedge is recognized immediately in the consolidated statement of profit or loss.

When forwards are used to hedge forecast transactions, the Group designates 100% of the change in the fair value of the forward contract as a hedging instrument.

When option contracts are used to hedge forecast transactions, the Group designates only the intrinsic value of the options as a hedging instrument.

Gains or losses related to the effective portion of the change in the intrinsic value of the forwards and options are recognized in the cash flow hedge reserve within equity (OCI) and are reclassified directly to the hedge reserve to the cost of the inventory at the time it is received. Changes in the time value of options that relate to the hedged item (aligned time value) are recognized within other comprehensive income in the costs of the hedging reserve within equity and are reclassified directly to the hedge reserve to the income statement at the time the inventory is recognized.

The time value of the options will be recorded through the income statement within the Financing income (cost).

The Group suspends hedge accounting when the derivative has expired, is canceled or exercised, when the derivative is not highly effective in offsetting changes in the fair value or cash flows of the hedged item, or when it is decided to cancel the hedge designation.

By suspending hedge accounting in the case of cash flow hedges maintained by the Group, the amounts that have been recorded in stockholders’ equity as part of comprehensive income remain in equity until the moment the hedged item impacts results.

Derivatives are not offset in the consolidated financial statements unless the Group has the legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months; Otherwise, they are presented as current assets or liabilities.

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

Current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

An impairment loss is recognized for any initial or subsequent reduction of the asset to fair value less costs to sell. A gain is recognized for any subsequent increase in the fair value less costs to sell of an asset that does not exceed any previously recognized accumulated impairment loss. A gain or loss not previously recognized at the date of sale of the current asset is recognized at the date of derecognition.

Current assets are not amortized or depreciated while classified as held for sale. Interest and other expenses attributable to liabilities of a disposal asset classified as held for sale continue to be recognized.

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

The following useful lives, considering separately each of the asset’s components, are used in the calculation of depreciation:

Asset	Useful life
Buildings	5 – 50 years
Molds and machinery	3 – 15 years
Vehicles	4 years
Computers and equipment	3 – 10 years
Leasehold improvements	3 – 5 years

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

Intangible assets are classified as follows:

Indefinite useful life:

●	These intangible assets are not amortized and are subject to annual impairment tests or earlier when any indication of impairment is identified. As of December 31, 2025, 2024 and 2023, no factors have been identified that limit the useful life of these intangible assets. The only intangible asset with an indefinite useful life that the Group owns are the Brands, which have been defined with indefinite useful life because they will generate revenues for an indefinite period based on their position in the market.

Defined useful life:

●	These are recognized at cost less accumulated amortization and recognized impairment losses. They are amortized in a straight line according to the estimate of their useful life, which is determined based on the expectation of generating future economic benefits, and they are subject to impairment tests when signs of impairment are identified.

The estimated useful lives of intangible assets with a defined useful life are summarized as follows:

Intangibles:	Betterware	Jafra
Customer relationships	10 years	12 years
Software	3 years	-
Brands and logo rights	10 – 30 years	-

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value, except for:

●	Deferred tax assets or liabilities and assets or liabilities related to employee benefit and leases, which are recognized and measured in accordance with IAS 12 “Income tax”, IAS 19 “Employee Benefits”, and IFRS 16 “Leases”, respectively.

●	Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree (if any), and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amounts of the identifiable assets acquired and the liabilities assumed at the acquisition date. If at the acquisition date the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

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

The Group as lessee

The Group evaluates whether a contract is or contains a lease agreement at inception of a contract. A lease is defined as an agreement or part of an agreement that conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. The Group recognizes an asset for right-of-use and the corresponding lease liability, for all lease agreements in which it acts as lessee, except in the following cases: short-term leases (defined as leases with a lease term of less than 12 months); leases of low-value assets (defined as leases of assets with an individual market value of less than US$5 (five thousand dollars)). For these agreements, which exempt the recognition of an asset for right-of-use and a lease liability, the Group recognizes the rent payments as an operating expense in a straight-line method over the lease period.

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

Current income tax (“ISR” in Mexico, United States, Guatemala, Peru, Ecuador and Colombia) is determined at the level of each entity of the Group and is recognized in the results of the year in which it is incurred.

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

For those situations in which the tax determination is uncertain, but payment to the tax authority is considered probable. An analysis of the derived effects and possibility of recording a provision is carried out. The provisions are calculated with the best estimate of the amount expected to be paid. The assessment is based on the judgment of tax professionals within the Group supported by previous experience with respect to such activities see contingency note 26.

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

The provisions mainly include incentives given to distributors, associates, leaders and independent consultants, in the form of reward points, discounts and others, such as employee compensation (bonuses) not paid as of the date of the report, professional services fees, other services, among others.

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

The Group evaluates the performance of distributors, partners, and consultants, including their leaders at each reporting date based on an estimate of their achievement of the program’s established objectives, and recognizes the corresponding expense, presenting it as a selling expense with a provision recorded as the offsetting entry. The provision is reduced when points are redeemed for available products (rewards). The value of the rewards program and the related expense are determined based on the fair value of the services received, taking into account management’s analysis of similar services in the market.

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

Trade accounts payable to the Group’s suppliers principally comprise amounts outstanding for trade purchases, raw material and ongoing costs.

The Company, for the ease and benefit of its suppliers, has entered into supplier financing agreements with financial institutions and banks (collectively Bank), under which the Bank pays the Company’s obligations with the supplier in advance. The Company pays the Bank within the period originally specified in the invoices and the costs arising from these agreements are absorbed by the suppliers. This way, there is no extension of payment terms or changes to the original conditions. of liabilities (amount, nature, function and maturity), therefore, their terms are not substantially different from those of trade payables Given the conditions of the agreement described above, the Company presents the balance of the suppliers that are part of the agreement in the “Accounts payable to suppliers” item in the statement of financial position. The Bank acts as an agent, therefore, it is considered an extension of the Company’s operations. Therefore, for the purposes of the consolidated statement of cash flows, when the bank pays to the supplier it is considered an operating cash outflow and a financing cash inflow, when the Company subsequently makes the payment to the bank, it is classified as a financing cash outflow.

w.	Revenue recognition

The Group’s main business is direct-to-consumer sales, carried out through two business segments home organization products (“Betterware segment” or “BWM segment”) and beauty and personal care products (“Jafra segment”), these products are sold to its main customers: BWM distributors and Jafra leaders and consultants. To this end, the Group enters into contracts in each business with its distributors, consultants and leaders for the purchase and sale of products (without there being a permanent contract link).

The Group has identified two performance obligations:

●	Sale of products in the home organization segment and the beauty and personal care segment.

●	Deferred income for granting points to its distributors, leaders and independent consultants for sales volume.

Both performance obligations are detailed below:

The income recognized by the Group includes the fair value of the consideration received or to be received for the sale of products from the home organization and beauty and personal care segments, as well as services in the ordinary course of the transactions, and are presented in the consolidated statement of profit or loss, net of the amount of variable considerations (discounts and product returns). To recognize revenues from contracts with its distributors, leaders and independent consultants, the Group applies a comprehensive model, which is based on a five-step approach consisting of the following: (1) identify the contract (verbal or written); (2) identify performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when the Group satisfies a performance obligation. The Group recognizes revenue at a point in time, when it transfers control over a product to a customer, which occurs when the customers take delivery of the products and formally accept them.

The Group sends the invoices for the sale of home organization and beauty and personal care products to its distributors, leaders and independent consultants at shipment date with payment terms between 15 and 30 days. Distributors, leaders and independent consultants are allowed to request a product return only if the product has quality, technical issues, or physical damages. However, this right qualifies as an assurance-type warranty (and not a performance obligation) related to the functionality of the products sold.

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

Loyalty program (The Group’s reward points program):

The Group operates loyalty programs (Reward points program) through Betterware’s distributors and associates, and Jafra’s leaders and consultants accumulate points on sales of goods that entitle them to exchange the points for products the Group acquires from different suppliers. Since these points provide a benefit to Betterware distributors and associates and Jafra leaders and consultants that they would not receive without purchasing the Group’s products, this loyalty program and points system represent a separate performance obligation.

Therefore, the price of the sales transaction in which points are generated is allocated between the Betterware or Jafra product sold and the points awarded in the transaction, on a separate sales price basis. The stand-alone selling price per point is estimated based on the fair value of the product to be given when the points are redeemed by the distributors and associates and the likelihood of redemption, as evidenced by the Group’s historical experience. Considering the above, in the accounting record of the sale, the Group recognizes a contractual liability (liability for contract with customers) that is presented in the consolidated statement of financial position, for the revenue related to points earned at the time of the initial sales transaction, reducing the income recognized in the initial sale of the goods. Subsequently, revenue from the loyalty points is recognized when the points are redeemed by the customer and exchanged for the related products. Revenue for points that are not expected to be redeemed is recognized in proportion to the pattern of rights exercised by customers.

Based on contractual agreements, income from loyalty program points is recognized in the income statement item in the income statement net of the cost corresponding to the rewards inventory when the Group acts as an intermediary between its client and the third-party supplier;

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

Application of new and revised International Financial Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Group has applied a number of new and amended IFRS and interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2025. The conclusions related to their adoption are described as follows:

New and amended IFRS Standards that are effective for the current year

The Group adopted the following amendments in the current year:

●	Amendments to IAS 21 – Absence of Convertibility (1). The Group did not have an impact from this amendment because it has not entered into transactions with currencies that are considered non-exchangeable so far.

New and revised IFRS Standards in issue but not yet effective

As of the date of issuance of these financial statements, the Group has not applied the following new and revised IFRS, nor improvements issued by the IASB that have been published but are not yet effective.

●	IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027). IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial position, statement of profit or loss and the disclosure of performance measures defined by Management within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

●	Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact on how operating profit is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit:

o	IFRS 18 has specific requirements regarding the category in which gains or losses on derivatives are recognized, which is the same category as the risk-related income and expenses used for managing derivatives.

●	The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

●	The Group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

o	Management-defined performance measures;

o	a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and

o	for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

●	From a cash flow statement perspective, IFRS 18 introduces changes to the starting point of cash flow and the way interest received and interest paid are presented.

The Group will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026, 2025 and 2024, will be restated in accordance with IFRS 18.

In addition, the Group does not see potential impacts from its adoption, of the following standards and amendments considering that some are not of significant applicability and others are totally not applicable to the balances and transactions carried out by the Group.

●	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments (1). The Group does not expect these amendments to have an impact on the measurement and classification of its financial instruments.

●	Amendments to IFRS 9 and IFRS 7 – Accounting for nature-dependent electricity contracts (1). The Group does not expect that these modifications will have an impact derived from this amendment because to date it has not contracted electricity services dependent on nature.

●	Annual Amendments to International Financial Reporting Standards – Volume 11 (1). The Group does not foresee any impacts from the annual amendments considering that the main purpose of these amendments is to increase the clarity of the affected standards.

●	IFRS 19 – Disclosures by Subsidiaries without Public Accountability (2). The Group is in the process of analyzing the new requirements and the benefits of reduced disclosures when adopting IFRS 19. The Group will evaluate the possible impacts on entities that could adopt this new standard to determine whether it will choose to apply IFRS 19.

(1)	Effective for annual periods beginning on or after January 1, 2026.
(2)	Effective for annual periods beginning on or after January 1, 2027.

4.	Material accounting judgments and key sources of estimation uncertainty

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

The significant estimates impacting the Group’s consolidated financial statements are as follows:

–	Key assumptions used in the ongoing assessment of goodwill impairment, indefinite useful life brands and other long-lived assets.

The Group annually carries out, and when there are indications of impairment, evaluations to identify possible losses due to impairment in goodwill, brands with indefinite useful life and other long-lived assets, for which key assumptions are used in the calculation of the recovery value (see note 11). For the purposes of these impairment tests, goodwill and brands with an indefinite useful life are assigned to the group of cash-generating units (“CGU”) with respect to which the Group considers that corresponding economic and operational synergies are generated. The recoverable imports of the CGU group have been determined based on calculations of their fair value less disposal costs, which requires the use of significant estimates and judgments. The assumptions most significant are the following:

●	Discount rate based on the weighted average cost of capital (WACC) of the group of CGU.

●	Average revenue growth rate.

5.	Cash and cash equivalents
	2025		2024	2023

Cash on hand in banks	Ps.	325,409	287,968	383,114

Time deposits		2,935	8,590	166,616

	Ps.	328,344	296,558	549,730

6.	Trade account receivables

	2025		2024	2023

Trade account receivables	Ps.	1,535,212	1,490,035	1,404,541

Expected credit loss		(353,765)	(356,942)	(332,086)

	Ps.	1,181,447	1,133,093	1,072,455

As of December 31, 2025, 2024 and 2023, the payment period granted to customers is 14 and 30 days for Betterware and Jafra, respectively. No interest is charged on outstanding accounts receivable.

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

The Management has applied significant estimation to determine the estimated expected credit losses as of December 31, 2025, 2024 and 2023. The expected credit loss calculation is adjusted to reflect forward-looking information on macroeconomic factors that could affect customers’ ability to repay their debts.

The Group cancels an account receivable when there is information that indicates that the debtor is experiencing serious financial difficulties and there is no realistic prospect of recovery, e.g. when the debtor has been placed in liquidation or has entered bankruptcy proceedings, or when a commercial account receivable is more than one year old, whichever occurs first. For the years ended December 31, 2025, 2024 and 2023, Ps. 299,945, Ps. 321,399 and Ps. 94,194 have been canceled, respectively.

The following tables show the expected lifetime credit loss recognized for commercial trade accounts receivable, in accordance with the simplified approach established in IFRS 9.

	Commercial trade receivables – days past due
	Betterware de México					Jafra in Mexico and United States
As of December 31, 2025	Not past due		14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		0%	0%	3%	63%	3%	25%	60%	81%
Gross amount of account receivable	Ps.	453,964	94,156	20,989	187,630	419,419	96,295	72,111	190,648	1,535,212
Expected credit loss	Ps.	825	46	697	118,952	12,021	23,844	43,048	154,332	353,765

	Commercial trade receivables – days past due
	Betterware de México					Jafra in Mexico and United States
As of December 31, 2024		Not past due	14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		2%	5%	11%	63%	7%	26%	58%	75%
Gross amount of account receivable	Ps.	471,339	26,320	15,129	165,967	466,770	85,258	73,850	185,402	1,490,035
Expected credit loss	Ps.	9,090	1,342	1,696	105,099	34,945	22,379	42,518	139,873	356,942

	Commercial trade receivables – days past due
	Betterware de México					Jafra in Mexico and United States
As of December 31, 2023		Not past due	14-21	21-28	>28	Not past due	>30-59	>60-120	>120	Total

Expected credit loss rate		2%	8%	14%	58%	8%	26%	57%	76%
Gross amount of account receivable	Ps.	456,616	25,165	16,939	175,534	418,654	79,281	61,568	170,784	1,404,541
Expected credit loss	Ps.	8,935	2,104	2,455	101,305	31,511	20,622	35,281	129,873	332,086

The following tables show the movement in lifetime expected credit loss that has been recognized for commercial trade account receivables, in accordance with the simplified approach set out in IFRS 9.

	Total
Balance as of January 1st, 2023	Ps.	(121,792)
Expected credit loss		(304,501)
Amounts written off		94,194
Foreign currency translation effect		13
Balance as of December 31, 2023		(332,086)
Expected credit loss		(346,124)
Amounts written off		321,399
Foreign currency translation effect		(131)
Balance as of December 31, 2024		(356,942)
Expected credit loss		(296,815)
Amounts written off		299,945
Foreign currency translation effect		47
Balance as of December 31, 2025	Ps.	(353,765)

Long term account receivable from the sale of the “San Angel” property

As of December 31, 2024, the Company recognized an account receivable derived from the sale of the San Ángel Jafra property, the sale was agreed for a total price of Ps. 385,700, of which as of December 31, 2025 and 2024, the amount of Ps. 134,397 and Ps. 140,000 was collected, respectively. As of December 31, 2025, the balance of Ps. 111,303 will be collected in three semiannual payments ending in 2027. The account receivable was initially recognized at fair value, which was determined as the present value of future cash flows using an effective rate of 10.1%. As of December 31, 2025 and 2024, the Management decided not to recognize an expected credit loss effect on San Ángel’s account receivable because it was considered that the probability of non-collection is low and the payments are secured with the mortgage of the same property.

7.	Inventories and cost of sales

	2025		2024	2023

Finished goods	Ps.	1,277,162	1,877,018	1,395,220
Packing material		276,331	272,958	257,686
Raw materials		169,466	117,689	130,341
		1,722,959	2,267,665	1,783,247
Merchandise in transit		274,238	237,428	247,286
	Ps.	1,997,197	2,505,093	2,030,533

Inventories recognized within the cost of sales less the amount of depreciation assigned to the cost of the product in the consolidated statement of income amounted to Ps. 4,708,578, Ps. 4,479,741 and Ps. 4,230,600 for the years of 2025, 2024, and 2023, respectively.

The cost of inventories recognized as an expense includes Ps. 133,579, Ps. 78,932 and Ps. 81,913, for the years 2025, 2024 and 2023, respectively, in respect of write-downs of inventory to net realizable value. Such write-downs have been recognized to account for obsolete inventories.

Meanwhile, the effect of derivative financial instruments designated as accounting hedges recognized in other comprehensive income during 2025 amounted to Ps. (26,238). During the year, the Company transferred Ps. 56,127 directly to the cost of inventories; Of this amount, Ps. 39,294 affected cost of sales during the year and Ps. 16,833 remain capitalized in inventories as of December 31, 2025.

8.	Prepaid expenses

	2025		2024	2023

Premiums paid in advance for insurance	Ps.	33,128	28,043	21,419
Advances to suppliers		30,722	28,555	32,773
Other		27,828	31,084	23,276

	Ps.	91,678	87,682	77,468

9.	Other assets

	2025		2024	2023

Inventory of rewards	Ps.	82,525	130,411	204,117
Security deposit		13,387	14,366	13,325
Rewards catalogs		5,669	7,860	11,233
Recoverable taxes		2,562	2,290	1,741
Accounts receivable from consultors		2,201	1,660	41,699
Other receivables		13,667	5,246	12,330

		120,011	161,833	284,445

Current		105,770	147,329	230,688
Non-current		14,241	14,504	53,757

	Ps.	120,011	161,833	284,445

10.	Property, plant and equipment, net

	2025		2024	2023

Acquisition cost	Ps.	2,334,168	2,281,654	3,258,234
Accumulated depreciation		(617,217)	(480,179)	(347,881)

	Ps.	1,716,951	1,801,475	2,910,353

Acquisition cost:	As of December 31, 2024		Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2025

Land	Ps.	287,665	-	-	-	-	287,665
Molds and machinery		643,484	1,225	(7,103)	8,301	-	645,907
Vehicles		31,481	948	(4,482)	-	-	27,947
Computers and equipment		193,976	5,439	(18,042)	3,535	(816)	184,092
Leasehold improvements		153,660	966	(18,677)	13,931	-	149,880
Buildings		945,252	-	-	-	-	945,252
Construction in progress		26,136	94,485	(1,356)	(25,767)	(73)	93,425

	Ps.	2,281,654	103,063	(49,660)	-	(889)	2,334,168

Accumulated depreciation:	As of December 31, 2024		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2025

Molds and machinery	Ps.	(248,814)	(76,756)	5,690	-	(319,880)
Vehicles		(19,084)	(5,719)	3,642	-	(21,161)
Computers and equipment		(68,999)	(37,882)	17,050	-	(89,831)
Leasehold improvements		(18,501)	(13,980)	18,144	-	(14,337)
Buildings		(124,781)	(47,227)	-	-	(172,008)

	Ps.	(480,179)	(181,564)	44,526	-	(617,217)

Acquisition cost:	As of December 31, 2023		Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2024

Land	Ps.	1,302,493	-	(808,247)	(206,581)	-	287,665
Molds and machinery		611,337	207	(4,426)	36,366	-	643,484
Vehicles		32,193	2,284	(2,996)	-	-	31,481
Computers and equipment		126,324	21,808	(10,199)	31,583	24,460	193,976
Leasehold improvements		38,562	-	(15,856)	130,954	-	153,660
Buildings		1,062,347	1,021	(118,116)	-	-	945,252
Construction in progress		84,978	148,603	(8,594)	(198,903)	52	26,136

	Ps.	3,258,234	173,923	(968,434)	(206,581)	24,512	2,281,654

(*)	Transfer to assets held for sale see note 1d.

Accumulated depreciation:	As of December 31, 2023		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2024

Molds and machinery	Ps.	(174,392)	(78,360)	3,938	-	(248,814)
Vehicles		(14,060)	(7,000)	1,976	-	(19,084)
Computers and equipment		(17,554)	(39,008)	9,964	(22,401)	(68,999)
Leasehold improvements		(27,569)	(6,750)	15,818	-	(18,501)
Buildings		(114,306)	(49,030)	38,555	-	(124,781)

	Ps.	(347,881)	(180,148)	70,251	(22,401)	(480,179)

Acquisition cost:	As of January 1, 2023		Additions	Disposals	Transfers	Foreign currency translation	As of December 31, 2023

Land	Ps.	1,302,493	-	-	-	-	1,302,493
Molds and machinery		558,027	1,002	(9,058)	61,366	-	611,337
Vehicles		21,773	2,099	(3,168)	11,489	-	32,193
Computers and equipment		122,502	16,583	(11,879)	17,593	(18,475)	126,324
Leasehold improvements		43,238	-	(4,820)	144	-	38,562
Buildings		1,032,032	-	-	30,315	-	1,062,347
Construction in progress		110,232	105,871	(9,900)	(120,907)	(318)	84,978

	Ps.	3,190,297	125,555	(38,825)	-	(18,793)	3,258,234

Accumulated depreciation:	As of January 1, 2023		Depreciation expense	Disposals	Foreign currency translation	As of December 31, 2023

Molds and machinery	Ps.	(103,267)	(74,657)	3,532	-	(174,392)
Vehicles		(9,095)	(5,968)	1,003	-	(14,060)
Computers and equipment		(7,997)	(37,443)	11,829	16,057	(17,554)
Leasehold improvements		(31,066)	(1,323)	4,820	-	(27,569)
Buildings		(65,498)	(48,808)	-	-	(114,306)

	Ps.	(216,923)	(168,199)	21,184	16,057	(347,881)

Depreciation expense is included in administrative expenses and cost of sales line in the consolidated statement of profit or loss and other comprehensive income.

The Group built a distribution center, which was ready to use in 2021 and it was started to capitalization began to be capitalized in that year, however, the construction remainder was completed until 2023. As of December 31, 2023, the total payments related to this construction amounted to Ps. 2,349. The total investment amounted to Ps. 1,110,807. The Group did not capitalize interest of loans incurred in the construction of the distribution center as of December 31, 2023.

As of December 31, 2024, the Group carried out the sale of the properties “Las Flores” and “San Ángel” for the price of Ps. 16,500 and Ps. 385,700, respectively. As a result of the sale of said properties, the Group recognized an accounting loss of Ps. 60,614 and Ps. 469,108, respectively, as described in note 1b.

As of December 31, 2025 and 2024, the Company shown in its statement of financial position, the O’Farril land in Jafra Mexico as assets classified as held for sale for a value of Ps. 40,000. At the end of 2024, the carrying amount of O’Farril was Ps. 206,581 (value recorded in the acquisition of Jafra businesses), which was impaired to its fair value of Ps. 166,581 due to the decrease in the market value of the properties in Mexico City.

11.	Goodwill

	As of December 31, 2024		Additions	Disposals	As of December 31, 2025

Cost	Ps.	1,599,718	-	-	1,599,718

	As of December 31, 2023		Additions	Disposals	As of December 31, 2024

Cost	Ps.	1,599,718	-	-	1,599,718

	As of January 1, 2023		Additions	Disposals	As of December 31, 2023

Cost	Ps.	1,599,718			1,599,718

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

The Group’s goodwill balances were allocated as follows:

	As of December 31:
	2025		2024	2023

Jafra Mexico	Ps.	1,250,132	1,250,132	1,250,132
Betterware		348,441	348,441	348,441
Finayo		1,145	1,145	1,145
Total	Ps.	1,599,718	1,599,718	1,599,718

Jafra Mexico’s goodwill corresponds to the resulting excess between the consideration paid and the fair values of the net assets acquired on the date of acquisition by Betterware de México, S.A.P.I. de C. V., about the companies Jafra Cosmetics International S.A. de C.V., Jafra México Holding B.V., and Jafra Cosmetics International Inc.

Betterware goodwill corresponds to the excess between the consideration given and the fair values of the net assets acquired on the acquisition date by Betterware Latinoamerica Holding México, S.A. de C.V. (BLHM) and Strevo Holding, S.A. de C.V.

Finayo’s goodwill corresponds to the resulting excess between the consideration paid and the fair values of the net assets acquired on the date of acquisition by Betterware de México, S.A.P.I. de C. V., on Finayo, S.A.P.I. of C.V. SOFOM ENR.

Impairment tests

The Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets that amount to Ps. 1,599,718 and Ps. 1,102,106, respectively, of which Ps. 1,250,132 and Ps. 849,106, respectively, relates to the Jafra Mexico group of cash generating units (CGU).

Cash-generating units where goodwill is allocated are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

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

As of December 31, 2025, 2024 and 2023, the estimated recoverable amount of the group of CGUs exceeded its carrying amount.

The key assumptions used in the estimation of the recoverable amount are set out below:

	2025		2024		2023
In percentages	Betterware	Jafra Mexico	Betterware	Jafra Mexico	Betterware	Jafra Mexico
Discount rate	11.1	14.8	12.4	15.1	14.7	16.7
Average revenue growth rate	5.5	6.9	4.6	14.5	5.0	9.0

The discount rate was based on the historical industry average, weighted-average cost of capital and a market interest rate.

The average revenue growth rate is derived from management plans that are in line with industry behavior.

Other assumptions:

	2025		2024		2023
In percentages	Betterware	Jafra México	Betterware	Jafra México	Betterware	Jafra México
Terminal value growth rate	3.7	3.0	3.7	3.0	3.3	3.3
EBITDA margin (earnings before interest, taxes, depreciation and amortization)	23.4	20.0	22.2	20.6	27.5	19.0

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

There are no reasonably possible changes in any of the key assumptions that would result in potential impairment.

12.	Intangible assets, net

	2025		2024	2023

Acquisition cost	Ps.	1,902,774	1,891,360	1,883,780
Accumulated depreciation		(398,887)	(321,137)	(233,827)

	Ps.	1,503,887	1,570,223	1,649,953

Acquisition cost:	As of December 31, 2024		Additions	Disposals	Foreign currency translation	As of December 31, 2025

Brand	Ps.	1,102,106	-	-	-	1,102,106
Customer relationships		617,808	-	-	-	617,808
Software		165,720	11,265	-	-	176,985
Brands and logo rights		5,726	149	-	-	5,875

	Ps.	1,891,360	11,414	-	-	1,902,774

Accumulated amortization:	As of December 31, 2024		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2025

Customer relationships	Ps.	(190,854)	(47,218)	-	(712)	(238,784)
Software		(125,039)	(29,725)	-	-	(154,764)
Brands and logo rights		(5,244)	(95)	-	-	(5,339)

	Ps.	(321,137)	(77,038)	-	(712)	(398,887)

Acquisition cost:	As of December 31, 2023		Additions	Disposals	Foreign currency translation	As of December 31, 2024

Brand	Ps.	1,102,106	-	-	-	1,102,106
Customer relationships		617,808	-	-	-	617,808
Software		158,242	7,478	-	-	165,720
Brands and logo rights		5,624	102	-	-	5,726

	Ps.	1,883,780	7,580	-	-	1,891,360

Accumulated amortization:	As of December 31, 2023		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2024

Customer relationships	Ps.	(142,146)	(52,451)	-	3,743	(190,854)
Software		(86,522)	(38,517)	-	-	(125,039)
Brands and logo rights		(5,159)	(85)	-	-	(5,244)

	Ps.	(233,827)	(91,053)	-	3,743	(321,137)

Acquisition cost:	As of January 1, 2023		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2023

Brand	Ps.	1,102,106		-	-	-	1,102,106
Customer relationships		617,808		-	-	-	617,808
Software		152,783		5,459	-	-	158,242
Brands and logo rights		5,572		52	-	-	5,624

	Ps.	1,878,269		5,511	-	-	1,883,780

Accumulated amortization:	As of January 1, 2023		Amortization expense	Disposals	Foreign currency translation	As of December 31, 2023

Customer relationships	Ps.	(84,145)	(52,551)	-	(5,450)	(142,146)
Software		(45,159)	(41,363)	-	-	(86,522)
Brands and logo rights		(5,083)	(76)	-	-	(5,159)

	Ps.	(134,387)	(93,990)	-	(5,450)	(233,827)

Brands:

●	The “Betterware” brand is an intangible asset with an indefinite useful life and a carrying amount of Ps. 253,000, which is presented in the consolidated statements of financial position. This brand was transmitted to the Group through a merger carried out on July 28, 2017, with Strevo Holding, S.A. de C.V. (a related party under common control). Strevo obtained such brand when acquiring the majority of the Betterware’s shares in March 2015.

●	The “Jafra” brands are intangible assets with an indefinite useful life and a carrying amount of Ps. 849,106, which is presented in the consolidated statements of financial position. Since the business combination with the Group on the date of on April 7, 2022, the Jafra brands were valued at their fair value.

Brands are not amortized. The Company annually tests the recoverable amount of its goodwill and indefinite-lived intangible assets that amount to Ps. 1,599,718 and Ps. 1,102,106, respectively, of which Ps.1,250,132 and Ps. 849,106, respectively, relates to the Jafra Mexico group of cash generating units (CGU).

Customer relationships:

●	The intangible for the relationship with customers of Betterware was transferred to the Group through a merger with Strevo carried out on July 28, 2017, this intangible asset has a useful life of ten years and is amortized using the straight-line method.

●	The intangible for the relationship with customers of Jafra arose from the valuation of assets acquired and liabilities assumed by business combination dated April 7, 2022, this intangible asset has a useful life of twelve years and are amortized using the straight-line method. The calculation comprised the revenues attributable to Jafra Mexico and the total number of consultants as of the valuation date. In addition, future revenues, growth rate and desertion were projected.

The customer relationships balance of the Group is described below:

	As of December 31:
	2025		2024	2023

Betterware	Ps.	-	1,067	7,467
Jafra Mexico		379,024	425,887	468,195
Total of customers relationships	Ps.	379,024	426,954	475,662

Brands and logo rights

●	Betterware has incurred expenses related to the registration of trademarks and logos rights with intellectual property authorities, which have a defined life, are amortized linearly over their estimated useful life, which ranges from 10 to 30 years. As of December 31, 2025, 2024 and 2023, intangible assets for brands and logo rights are presented in the consolidated statement of financial position for a total of Ps. 536, Ps. 482, and Ps. 465, respectively.

At each reporting date, the Group reviews the carrying amounts of its intangible assets with a definitive life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. As of December 31, 2025, 2024 and 2023, the Group has not identified indications of impairment.

In relation to impairment of intangible assets with indefinite useful life (brand), the Group estimates the recoverable amount of the intangible asset which is based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used (see note 11).

13.	Leases

Right-of-use assets, net

The Group leases cars, computers, servers, printers, warehouses and buildings (Jafra distribution center and commercial venues) with different expiration dates, with the latest expiration date in 2034. These leases were recorded as right of use assets as follows:

	2025		2024	2023

Cost	Ps.	726,668	621,394	556,293
Accumulated depreciation		(390,080)	(307,371)	(194,732)

	Ps.	336,588	314,023	361,561

	As of December 31, 2024		Additions	Disposals	Foreign currency translation	As of December 31, 2025

Vehicles	Ps.	183,974	60,748	(1,790)	(1,649)	241,283
Buildings		234,433	428	(57,825)	(7,504)	169,532
Warehouses		127,369	96,644	-	(5,299)	218,714
Office furniture and equipment		8,828	1,935	(397)	-	10,366
Computer equipment		66,790	19,983	-	-	86,773

Cost	Ps.	621,394	179,738	(60,012)	(14,452)	726,668

	As of December 31, 2024		Additions	Disposals	Foreign currency translation	As of December 31, 2025

Vehicles	Ps.	(75,716)	(56,154)	168	1,080	(130,622)
Buildings		(80,393)	(28,633)	40,922	3,955	(64,149)
Warehouses		(90,544)	(30,703)	-	5,041	(116,206)
Office furniture and equipment		(5,569)	(3,178)	275	-	(8,472)
Computer equipment		(55,149)	(15,482)	-	-	(70,631)

Accumulated depreciation	Ps.	(307,371)	(134,150)	41,365	10,076	(390,080)

	As of December 31, 2023		Additions	Disposals	Foreign currency translation	As of December 31, 2024

Vehicles	Ps.	137,408	65,109	(20,809)	2,266	183,974
Buildings		225,936	-	(2,430)	10,927	234,433
Warehouses		117,854	4,036	(761)	6,240	127,369
Office furniture and equipment		8,395	433	-	-	8,828
Computer equipment		66,700	2,122	(2,032)	-	66,790

Cost	Ps.	556,293	71,700	(26,032)	19,433	621,394

	As of December 31, 2023		Additions	Disposals	Foreign currency translation	As of December 31, 2024

Vehicles	Ps.	(54,394)	(38,996)	18,999	(1,325)	(75,716)
Buildings		(40,178)	(33,812)	(2,344)	(4,059)	(80,393)
Warehouses		(59,919)	(26,560)	-	(4,065)	(90,544)
Office furniture and equipment		(2,919)	(2,650)	-	-	(5,569)
Computer equipment		(37,322)	(18,967)	1,140	-	(55,149)

Accumulated depreciation	Ps.	(194,732)	(120,985)	17,795	(9,449)	(307,371)

	As of January 1, 2023		Subsidiaries’ Acquisitions	Additions	Disposals	Foreign currency translation	As of December 31, 2023

Vehicles	Ps.	107,542		49,934	(18,206)	(1,862)	137,408
Buildings		94,616		139,645	-	(8,325)	225,936
Warehouses		119,903		2,718	-	(4,767)	117,854
Office furniture and equipment		8,151		3,172	(2,928)	-	8,395
Computer equipment		51,612		15,088	-	-	66,700

Cost	Ps.	381,824		210,557	(21,134)	(14,954)	556,293

	As of January 1, 2023		Additions	Disposals	Foreign currency translation	As of December 31, 2023

Vehicles	Ps.	(20,918)	(41,266)	6,275	1,515	(54,394)
Buildings		(12,947)	(30,306)	1,647	1,428	(40,178)
Warehouses		(35,275)	(26,158)	-	1,514	(59,919)
Office furniture and equipment		(1,346)	(2,651)	1,078	-	(2,919)
Computer equipment		(17,773)	(19,549)	-	-	(37,322)

Accumulated depreciation	Ps.	(88,259)	(119,930)	9,000	4,457	(194,732)

The depreciation of assets for rights of use for the years ended December 31, 2025, 2024 and 2023 amounted to Ps. 134,150, Ps. 120,985 and Ps. 119,930, respectively, of which the amount of Ps. 130,192, Ps. 116,939, and Ps. 117,546, respectively, are presented in operating expenses and the remainder in cost of sales in the consolidated statement of income and other comprehensive income.

As of December 31, 2025, 2024 and 2023, the Group has master lease contracts for computers, servers, cars, BWM’s corporate office, Jafra Mexico’s distribution center, office equipment (printers), and premises in different regions.

As of December 31, 2025, 2024 and 2023, Betterware leased warehouses, offices, commercial space, and equipment, used in normal operations of the Group’s companies, to which the short-term exemption was applied, considering that the lease term was for less than one year. The rental expense for the years ended December 31, 2025, 2024 and 2023, amounted to Ps. 51,162, Ps. 34,111 and Ps. 15,295, respectively.

Lease liability

The lease liabilities as of December 31, 2025, 2024 and 2023 are described below.

Lease liability
Balance as of January 1, 2023	Ps.	291,908
Lease additions (1)		210,557
Lease disposals (1)		(12,298)
Rent payments (principal and interest) (2)		(123,241)
Foreign currency translation (1)		(12,526)
Interest expense (1)		34,321
Balance as of December 31, 2023		388,721
Lease additions (1)		71,700
Lease disposals (1)		(7,849)
Rent payments (principal and interest) (2)		(155,361)
Foreign currency translation (1)		13,009
Interest expense (1)		34,375
Balance as of December 31, 2024		344,595
Lease additions (1)		179,738
Lease disposals (1)		(23,515)
Rent payments (principal and interest) (2)		(169,904)
Foreign currency translation (1)		(6,515)
Interest expense (1)		32,306
Balance as of December 31, 2025	Ps.	356,705

(1)	Changes that do not represent cash flow
(2)	Changes that represent cash flow

The maturity analysis of total future minimum lease payments, including non-accrued interest, is as follows:

Year	Amount
2026	Ps	158,399
2027		100,089
2028		51,287
2029		40,159
2030-2034		90,235

	Ps	440,169

14.	Accounts payable to suppliers and accrued expenses

Trade accounts payables to the Group’s suppliers principally comprise amounts outstanding for trade purchases, raw material, and ongoing costs.

The Group has financial risk management policies (see note 20) to ensure that all accounts payable are paid within the previously agreed credit terms.

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

As of December 31, 2025, 2024, and 2023, the average payment period to Betterware’s suppliers is 4 months mainly for its commercial purchases and to Jafra’s suppliers is 30 days for the commercial area and 90 days for the manufacturing area, which is consistent both for suppliers that participate in financing agreements and for comparable ones that are not part of said programs, consequently, the Group liquidates the financial institution within the period originally agreed with the supplier.

There were no impacts on liabilities under supplier financing arrangements in any of the periods as a result of business combinations or exchange rate differences, nor were there any transfers of trade payables to financial debt.

The carrying amounts of liabilities under supplier financing arrangements are considered to reasonably approximate their fair values due to their short-term nature.

The existing financial arrangements are described below:

Bank	Company	Arrangements amount	Currency	Liabilities under finance arrangement				The supplier has received payment from the finance provider
				2025		2024	2023	2025		2024	2023
Banamex	BWM	160,000	MXN	Ps.	-	-	94,352	Ps.	-	-	46,225
Banamex	BWM	16,500	USD		-	118,181	185,607		-	118,181	185,607
BBVA	BWM	800,000	MXN		173,882	163,065	114,495		114,652	109,083	86,786
BBVA	JAFRA	150,000	MXN		205,281	31,265	39,226		108,308	31,265	39,226
HSBC	BWM	50,000	USD		322,933	318,861	311,987		277,244	318,861	311,987
			MXN		91,030	124,291	100,835		65,686	103,498	80,923
HSBC	JAFRA	15,000	USD		17,841	56,369	1,480		7,959	56,369	1,480
Santander	BWM	10,000	USD		-	19,772	81,080		-	19,772	81,080
Sabadell	BWM	6,000	USD		-	16,388	28,514		-	16,388	28,514
				Ps.	810,967	848,192	957,576	Ps.	573,849	773,417	861,828

The Company pays banks an annual fee for supplier financing agreements. At the end of 2025, 2024 and 2023, this amounted to Ps. 6,888, Ps. 13,060 and Ps. 13,389, respectively.

Accrued expenses:

The Group’s accrued expenses mainly comprise outstanding payment amounts (retention of income taxes and VAT) and social security’s contributions (IMSS, SAR and INFONAVIT) expenses among other accrued expenses.

15.	Debt and borrowings

The following table presents the Group’s outstanding revolving credit facilities and long-term debt as of December 31, 2025, 2024 and 2023:

		2025		2024	2023

a)	Simple credit line joint and several obligation with BBVA, up to Ps. 1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.	Ps.	1,130,000	1,355,000	1,500,000

b)	Two-tranche sustainability bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the first offer of Ps. 500,000 started paying interest at 5.15% plus 0.40% and for the monthly subsequent payments, the rate will be based on the 29-day TIIE rate issued by BANXICO plus 0.40%; the second offer of Ps. 1,000,000 will pay interest semi-annually at a fixed rate of 8.35%, during the sustainability bond term.		995,818	1,493,237	1,488,830

c)	Two-tranche bond, with maturities across 4 and 7 years, offered in the Mexican Market through the Bolsa Mexicana de Valores; the third offer of Ps. 313,974 started paying interest at 12.41% and for the monthly subsequent payments, the rate will be based on the 28-day TIIE rate issued by BANXICO plus 0.90%; the fourth offer of Ps. 500,000 will pay interest semi-annually or every 182 days at a fixed rate of 11.23%, during the bond term.		809,869	808,122	806,361

d)	Simple credit line with HSBC, up to Ps. 950,000, valid until September 13, 2029 and monthly interest payment at the TIIE rate (the 28-day equilibrium interbank interest rate published in BANXICO), plus 1.3 points percentages, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.		712,500	902,500	950,000

e)	On March 10, 2020, Betterware entered into a credit line agreement with HSBC México, S.A., for an amount of Ps. 50,000. BLSM is jointly and severally liable for this credit line. On June 17, 2022, we entered into the fourth amendment agreement by which the available funds under the credit line were increased to Ps. 300,000. The line bears interest at the TIIE rate plus 100 basis points.		300,000	80,000	-

f)	On April 5, 2022, Betterware entered into a credit line with BBVA for up to Ps. 400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps. 800,000. The line of credit bears interest at the 28-day TIIE rate plus 100 basis points, payable monthly, with a term of 36 months from the date of signing the original contract.		98,000	120,000	300,000

Interest payable		Ps.	61,467	66,084	86,231

Total debt			4,107,654	4,824,943	5,131,422

Less: Current portion			1,024,467	1,156,084	508,731

Long term debt and borrowings		Ps.	3,083,187	3,668,859	4,622,691

➢	The Group’s long-term debt is detailed below, from most recent to oldest:

Long-term credit facility with HSBC- (see letter “d” previous table)

On September 12, 2023, Betterware signed an agreement with HSBC to acquire a simple line of credit with joint obligation of Jafra Mexico, up to Ps. 950,000, valid until September 13, 2029 and payment of monthly interest at the TIIE rate (the of interbank interest rate) at 28 days published in BANXICO plus 1.3bp, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.

On September 13, 2023, Betterware used the Ps. 950,000 of the credit line with HSBC to pay our revolving lines.

As of December 31, 2025 and 2024, the amount paid to the principal of this credit line amounts to Ps. 190,000 and Ps. 47,500, respectively.

As of December 31, 2025, the current portion of this long-term simple line amounted to Ps. 190,000 and portion of this long-term amounted to Ps. 522,500.

Bond issuances listed on the Mexican Stock Exchange (BWMX 23 and BWMX 23-2) - (see letter “c” initial table)

On July 7, 2023, Betterware successfully concluded the third and fourth bond issuance for a total of Ps. 813,974, with maturities of 4 and 7 years, offered in the Mexican Market. The third offer of bonds for Ps. 313,374 started paying interest at 12.41% rate and for the subsequent monthly payments, the rate will be based on the 28-day TIIE rate issued by Banxico plus 0.90%, and the fourth offer of Ps. 500,000 will pay interest semi-annually at a fixed rate of 11.23% during the bond term. Principal payments are at the end of every bond maturity.

On July 10, 2023, Betterware used the bond amount net of issuance costs of Ps. 810,197, to pay the syndicated credit line.

Long-term credit facility with BBVA - (see letter “a” initial table)

On July 5, 2023, Betterware entered into a credit agreement with BBVA, up to Ps. 1,500,000, with a term of 60 months and monthly interest payment at 28-day TIIE rate published in BANXICO, on non-working days, the TIIE rate could be at 26, 27 or 29 days, plus the applicable margin, such ordinary interest will be calculated by the number of days effectively elapsed over the base of a year 360 days, in addition, in case of default, interest will be paid at the ordinary interest rate multiplied by 2.0pp divided by 360 days and the result will be applied to the unpaid and past-due balances.

On July 10, 2023, Betterware used the Ps. 1,500,000 of the credit line with BBVA to pay the syndicated credit line.

As of December 31, 2025 and 2024, the amount paid to the principal of this credit line amounts to Ps. 225,000 and Ps. 145,000, respectively.

As of December 31, 2025, the current portion of this long-term simple line amounted to Ps. 375,000 and portion of this long-term amounted to Ps. 755,000.

Former syndicated credit facility

On March 31, 2022, Betterware entered into a credit agreement with Banamex, HSBC, BBVA, BanBajio, BanCoppel, and Scotiabank, as syndicated lenders, for a credit line of up to Ps. 4,498,695. The funds under the credit line were entirely allocated to the Jafra Acquisition in Mexico and the United States. The credit line had a maturity of 5 years from the date of signing the contract in March 2022, which paid monthly interest at the 28-day TIIE rate plus the applicable margin established in the contract. The first 24 months the credit line had no principal payments, and from month 25 principal payments began in an increasing manner, with a global payment of 30% in month 60. Jafra subsidiaries were jointly responsible for this credit.

During the months of March and June 2023, Betterware made two principal payments for Ps. 1,000,000 and Ps. 250,000, respectively. On July 10, 2023, the remaining principal of the syndicated loan for Ps. 3,248,695 was prepaid. The resources used came from long-term debt: Ps. 1,500,000 from BBVA and Ps. 810,197 from the new bond issue; and short-term loans: Ps. 550,000 from the revolving line with BBVA, Ps. 150,000 from the revolving line with Santander, Ps. 50,000, from the revolving line with HSBC, and the remaining amount for Ps. 188,498 was taken from available cash of Betterware and Jafra on the settlement date.

The Management considered the transaction as an extinguishment of the original debt (Syndicated Loan) and a new debt was recognized for the long-term simple credit lines with BBVA and HSBC, mainly due to substantial differences in financial obligations. As a result of the extinguishment of the debt from July to December 2023, the Company cancelled in profit or loss the outstanding remainder of the initial issuance costs for the original debt (syndicated credit), which amounted to Ps. 50,447.

Sustainability bond issuances listed on the Mexican Stock Exchange (BWMX 21X and BWMX 21-2X) - (see letter “b” initial table)

On August 30, 2021, Betterware successfully concluded the offering of a two-tranche sustainability bond issuance for a total of Ps. 1,500,000, with maturities across 4 and 7 years, offered in the Mexican Market and issued at favorable conditions for the Company. The first offer of sustainability bonds for Ps. 500,000 started paying interest at 5.15% rate plus 0.40% and for the subsequent monthly payments, the rate will be based on the 29-day TIIE rate issued by Banxico plus 0.40%, and the second offer of Ps. 1,000,000 will pay interest semi-annually at a fixed rate of 8.35% during the sustainability bond term. Principal payments are at the end of every bond maturity.

On August 25, 2025, the BWMX 21-X bond with 4-year maturity expired and the capital by Ps. 500,000 was settled.

➢	The Group’s revolving credit facilities are detailed below, from most recent to oldest:

Revolving credit facility with BBVA – Jafra

●	On August 11, 2025, Jafra entered into a current account credit agreement with BBVA México, S.A, Institución de Banca Múltiple, for an amount of Ps. 200,000. The line of credit accrues ordinary interest at the TIIEF annualized rate for 28 days plus the percentage points determined in the system at the time of its drawdown. The validity of the contract is 36 months from the date of signing the original contract. During 2025, Jafra made several drawdowns of the revolving line that together amounted to Ps. 874,100, and at the end of the year they were paid in full.

Revolving credit facility with HSBC – Jafra

●	On May 3, 2024, Jafra entered into a current account credit agreement with HSBC México, S.A., Institución de Banca Múltiple, for an amount of Ps. 70,000. The term of the agreement is 24 (twenty-four) months from the date of execution of the agreement and accrues interest at the 28-day TIIE reference base rate plus a margin applicable to the reference rate. During 2025 and 2024, Jafra used the revolving line Ps. 1,364,600 and Ps. 184,100, and at the end of the year were paid in full.

Revolving credit facility with BBVA – Betterware - (see letter “f” initial table)

●	On April 5, 2022, the Group entered into a credit line with BBVA for up to Ps. 400,000 and as of May 31, 2022, through an amending agreement, the amount was strengthened for up to Ps. 800,000. The line of credit bearing interest at the 28-day TIIE rate plus 100 basis points, payable monthly, with a term of 36 months from the date of signing the original contract.

On March 4, 2025, Betterware renewed the contract for this line of credit with BBVA for up to Ps. 800,000. The line of credit accrues ordinary interest at the TIIEF annualized rate for 28 days plus the percentage points determined in the system at the time of its drawdown. The validity of the contract is 36 months from the date of signing the original contract.

During the years 2025, 2024 and 2023, Betterware received several deposits of this revolving line which together amounted to Ps. 3,037,000, Ps. 1,723,000 and Ps. 1,855,020, respectively, which, as of December 31, 2025, 2024, and 2023, were paid Ps. 3,059,000, Ps. 1,903,000 and Ps. 1,555,020, respectively.

As of December 31, 2025, 2024 and 2023, the balance of this short-term line closed at Ps. 98,000, Ps. 120,000 and Ps. 300,000, respectively.

Revolving credit facility with Santander – Betterware

●	On May 30, 2022, Betterware entered into a current account credit agreement with Santander México, S.A., for an amount of Ps. 200,000. BLSM is jointly and severally liable for this credit. The maturity date of this line of credit is May 31, 2024, and accrues interest at the TIIE rate plus 190 basis points. During fiscal year 2023, Betterware has used Ps. 380,000 under such revolving credit line and which has been reimbursed to Santander. During 2025 and 2024, BWM did not receive cash from this credit line.

Revolving credit facility with HSBC – Betterware - (see letter “e” initial table)

●	On March 10, 2020, Betterware entered into a current account credit line agreement with HSBC México, S.A., for an amount of Ps. 50,000, with provisions by means of promissory notes specifying payment of principal and interest. BLSM is jointly liable for this credit. On May 4, 2020, the first amendment agreement was signed, in which the amount of the credit line was increased to Ps. 150,000. On June 17, 2022, the fourth modifying agreement was signed, which increased the available funds to Ps. 300,000; and it bears interest at the TIIE rate plus 100 basis points. During the years 2025, 2024 and 2023, Betterware received several deposits of this revolving line which together amounted to Ps. 265,000, Ps. 1,120,000 and Ps. 300,000, respectively, which, as of December 31, 2025, 2024 and 2023, were paid Ps. 45,000, Ps. 1,040,000 and Ps. 300,000, respectively.

As of December 31, 2025, the balance of this short-term line closed at Ps. 300,000.

Unsecured revolving credit facility with Banamex

●	Betterware has an unsecured credit line with Banamex since July 2016, for up to Ps. 900,000, at a rate based on the 28-days TIIE plus 110 basis points. As of January 1, 2023, the line of credit had a payable balance of Ps. 200,000. During fiscal year 2023, Betterware used this line of credit for Ps. 700,000 and Ps. 900,000 were paid. During fiscal years 2025 and 2024, BWM did not receive cash from this credit line. As of December 31, 2025, this line of credit is no longer active.

As of December 31, 2025, 2024 and 2023, the fair value of the debt (borrowings and long-term bond) amounted to Ps. 4,111,769, Ps. 4,784,355, and Ps. 5,145,691, respectively. The fair value of the long term bond in 2025, 2024 and 2023, was calculated based on level 1 of the value hierarchy, since its price is quoted in an active market on that date, meanwhile the fair value of borrowings in 2025, 2024 and 2023 was calculated based on level 2 of the fair value, using the discounted cash flow method and the Interbank Equilibrium Interest Rate (“TIIE”, for its acronym in Spanish), adjusted for credit risk, and used to discount future cash flows.

Interest expenses related to the borrowings presented above are included in the interest expense item in the consolidated statement of earnings and other comprehensive income.

Reconciliation of movements of liabilities to cash flows arising from financing activities

	Long-term debt and borrowings		Interest payable	Derivative financial instruments, net

Balances as of January 31, 2023	Ps.	6,118,256	30,419	15,329
Changes that represent cash flows -
Loans obtained		6,498,994	-	-
Payments		(7,633,715)	(652,313)	-
Bond issuance costs		(8,355)	-	-
Changes that do not represent cash flows:
Interest expense		-	708,125	-
Amortization of bond issuance cost		4,026	-	-
Amortization of bond Syndicated Credit issuance cost		15,538	-	-
Cancellation of issuance cost from extinction of Syndicated Credit		50,447	-	-
Valuation effects of derivative financial instruments		-	-	32,591
Balances as of December 31, 2023		5,045,191	86,231	47,920
Changes that represent cash flows -
Loans obtained		3,027,100	-	-
Payments		(3,319,600)	(603,921)	-
Bond issuance costs		-	-	-
Changes that do not represent cash flows:
Interest expense		-	583,774	-
Amortization of bond issuance cost		6,168	-	-
Valuation effects of derivative financial instruments		-	-	(156,766)
Balances as of December 31, 2024		4,758,859	66,084	(108,846)
Changes that represent cash flows -
Loans obtained		5,540,700	-	-
Payments		(6,257,700)	(502,458)	-
Changes that do not represent cash flows:
Interest expense		-	497,841	-
Amortization of bond issuance cost		4,328	-	-
Valuation effects of derivative financial instruments		-	-	108,846
Balances as of December 31, 2025	Ps.	4,046,187	61,467	-

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

The Group’s long-term debt and interest maturities as of December 31, 2025, including non-accrued interest, are as follows:

Year	Amount

2026	Ps.	1,274,942
2027		1,295,710
2028		1,586,985
2029		732,721
2030		-
	Ps.	4,890,358

The long-term and current debt of the credit line with HSBC and the current account credit line with Banamex of Betterware contains the following financial obligations:

a)	A leverage ratio less than or equal to 3.00.

b)	A debt service coverage ratio equal to or greater than 1.25.

The Betterware long-term BBVA facility contains the following financial covenants:

a)	A leverage ratio equal to or less than 3.50 to 1.0.

b)	A debt service coverage ratio greater than or equal to 1.25 to 1.0.

The Betterware revolving BBVA facility contains the following financial covenants:

a)	A leverage ratio equal to or less than 3.50.

b)	A debt service coverage ratio equal to or greater than 1.25.

The Jafra revolving BBVA facility contains the following financial covenants:

a)	A leverage ratio no greater than 3.50 to 1.0.

b)	A liquidity index of no less than 1.0 to 1.0.

c)	An interest service coverage ratio of no less than 1.0 times to 1.0.

The bond issuances require the Group to comply with the following obligations:

a)	Pay interest on bonds monthly or semi-annually, as applicable to each issue (bond), and using the rate stipulated in the Title.

b)	Use the resources derived from the placement of the Stock Certificates for the authorized purposes.

c)	Compliance with the general provisions applicable to securities issuers and other participants; Among them, the delivery of quarterly financial information and an annual report to the Comision Nacional Bancaria y de Valores (CNBV, for its acronym in Spanish) and Bolsa Mexicana de Valores (BMV, for its acronym in Spanish).

d)	Compliance with the general provisions applicable to entities and issuers supervised by the CNBV that hire external audit services.

As of December 31, 2025, 2024 and 2023, and at each quarterly reporting date during those years, the Group was in compliance with all applicable financial covenants. Management has concluded that there is no material uncertainty regarding compliance with these covenants during the next twelve months.

16.	Income taxes

The subsidiaries of the Group in México and abroad are individually subject to the payment of income taxes. These taxes are not determined based on the consolidated figures of the Group but are calculated individually at the level of each company declaration and each of these presents its taxes separately.

According to the specific requirements of each country, the statutory rates for the years 2025, 2024 and 2023 years, were 30% for México, 25% for Guatemala, 21% for United States, 29.5% for Perú, 25% for Ecuador and 25% for Colombia and will continue as such in future years.

Income tax recognized in profit or loss for the years of 2025, 2024 and 2023 was comprised of the following:

	2025		2024	2023

Current tax	Ps.	587,114	752,566	645,521
Deferred tax (benefit) expense		73,867	(283,306)	(265,498)

	Ps.	660,981	469,260	380,023

Income tax expense recognized at the effective ISR rate differs from income tax expense at the statutory tax rate. Reconciliation of income tax expense recognized from statutory to effective ISR rate is as follows:

	2025		2024	2023

Profit before income tax	Ps.	1,721,785	1,180,782	1,416,587
Tax rate		30%	30%	30%
Income tax expense calculated at 30% statutory tax rate		516,536	354,235	424,976
Inflation effects, net		50,857	59,295	(17,730)
Non-deductible expenses (1)		49,174	56,414	65,978
Share-based payments		137	-	1,403
Participation in subsidiaries		(105)	-	-
Other items, net		44,382	(684)	(94,604)

	Ps.	660,981	469,260	380,023
		38%	40%	27%

(1)	Includes (i) certain payroll expenses which are partially deductible, such as grocery vouchers, help for transportation, life and major medical expenses insurance, among others; and (ii) certain cost of sales expenses as samples and obsolescence items.

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

Composition of the deferred tax asset (liabilities) is presented below, along with the reconciliation of changes in deferred tax balances as of December 31, 2025, 2024, and 2023:

Temporary differences	As of December 31, 2024		Recognized in profit or loss	Recognized in OCI	As of December 31, 2025

Deferred tax assets:
Expected credit loss	Ps.	107,083	1,092	-	108,175
Accruals and provisions		338,926	(7,105)	-	331,821
Customers’ prepayments		114	7	-	121
Leases		103,379	(12,016)	-	91,363
Inventories		6,922	704	-	7,626
Other assets and prepaid expenses		23,683	(16,533)	3,159	10,310
Property, plant and equipment		71,443	(56,431)	-	15,012
Deferred tax liabilities:
Non-current assets held for sale		(12,000)	-	-	(12,000)
Intangible assets		(494,547)	320	-	(494,227)
Derivative financial instruments		(3,188)	(461)	(1,400)	(5,050)
Right-of-use assets		(94,207)	9,511	-	(84,696)
Suppliers’ prepayments		(17,639)	7,045	-	(10,594)

Net deferred tax (liability)	Ps.	29,969	(73,867)	1,759	(42,139)

Temporary differences	As of December 31, 2023		Recognized in profit or loss	As of December 31, 2024

Deferred tax assets:
Expected credit loss	Ps.	100,143	6,940	107,083
Accruals and provisions		301,621	37,305	338,926
Customers’ prepayments		88	26	114
Non-deductible interest		120,236	(120,236)	-
Leases		119,965	(16,586)	103,379
Inventories		(17,704)	24,626	6,922
Other assets and prepaid expenses		(14,750)	38,433	23,683
Property, plant and equipment		(243,160)	314,603	71,443

Deferred tax liabilities:
Non-current assets held for sale		-	(12,000)	(12,000)
Intangible assets		(496,467)	1,920	(494,547)
Derivative financial instruments		(10,357)	7,169	(3,188)
Right-of-use assets		(107,611)	13,404	(94,207)
Suppliers’ prepayments		(7,244)	(10,395)	(17,639)

Net deferred tax Assets	Ps.	(255,240)	285,209	29,969

Temporary differences	As of January 1, 2023		Recognized in profit or loss	As of December 31, 2023

Deferred tax assets:
Expected credit loss	Ps.	29,342	70,801	100,143
Accruals and provisions		394,241	(92,620)	301,621
Customers’ prepayments		87	1	88
Non-deductible interest		-	120,236	120,236
Leases		88,467	31,498	119,965

Deferred tax liabilities:
Intangible assets		(498,387)	1,920	(496,467)
Inventories		(27,744)	10,040	(17,704)
Derivative financial instruments		(3,915)	(6,442)	(10,357)
Property, plant and equipment		(388,721)	145,561	(243,160)
Right-of-use assets		(88,612)	(18,999)	(107,611)
Suppliers’ prepayments		5,016	(12,260)	(7,244)
Other assets and prepaid expenses		(24,174)	9,424	(14,750)

Net deferred tax (liability)	Ps.	(514,400)	259,160	(255,240)

Unrecognized deferred tax assets:

Derived from the acquisition of Jafra, the Group did not recognize deferred tax assets in the consolidated statement of financial position with respect to the following tax loss carryforwards of the subsidiaries:

As of December 31, 2025
Year of originated loss	Life year	Jafrafin, S.A. de C.V.

2021	2031	Ps.	161
2022	2032		6,265
2023	2033		3,553
2024	2034		2,183
		Ps.	12,162

The decrease in the balance presented is mainly due to the application of tax losses of Jafra Cosmetics International, S.A. of C.V., in 2025.

As of December 31, 2024
Year of originated loss	Life year	Jafra Cosmetics International, S.A. de C.V.		Jafrafin, S.A. de C.V.

2019	2029	Ps.	8,618	-
2020	2030		3,723	-
2021	2031		-	2,932
2022	2032		9,555	6,007
2023	2033		-	3,406
2024	2034		39,909	2,114
		Ps.	61,805	14,459

As of December 31, 2023
Year of originated loss	Life year	Jafra Cosmetics International, S.A. de C.V.		Jafrafin, S.A. de C.V.

2019	2029	Ps.	8,210	-
2020	2030		3,547	-
2021	2031		-	2,793
2022	2032		9,102	5,722
		Ps.	20,859	8,515

The Group does not recognize taxes for deferred assets with respect to tax loss carryforwards to be amortized, on which it is not probable that future taxable profits will be generated against which the Group can use tax loss carryforwards.

As of December 31, 2025, 2024 and 2023, the tax balances to be recovered mainly consist of favor balances of ISR pending application.

Temporary differences related to investments in subsidiaries for which deferred income tax liabilities have not been recognized:

The Company has undistributed profits for the years 2025, 2024 and 2023 of Ps. 261,469, Ps. 252,164 and Ps. 241,977 which generate unrecognized deferred income tax liabilities of Ps. 78,441, Ps. 75,649 and Ps. 72,593, respectively, since the Company is able to control the timing of distributions to its subsidiaries and is not expected to distribute these benefits in the foreseeable future.

17.	Provisions and others

	Commissions, promotions and other		Bonuses and other employee benefits	Professional services fees	Other provisions	Total

As of January 1, 2023	Ps.	491,353	26,403	57,292	218,364	793,412

Increases		3,880,325	19,025	56,990	615,108	4,571,448
Payments		(3,810,487)	(36,657)	(66,487)	(646,481)	(4,560,112)

As of December 31, 2023	Ps.	561,191	8,771	47,795	186,991	804,748

Increases		3,730,775	78,534	29,112	632,630	4,471,051
Payments		(3,755,329)	(43,430)	(44,488)	(683,634)	(4,526,881)

As of December 31, 2024	Ps.	536,637	43,875	32,419	135,987	748,918
Increases		3,416,224	47,168	60,568	584,996	4,108,956
Payments		(3,359,235)	(51,331)	(85,529)	(639,542)	(4,135,637)

As of December 31, 2025	Ps.	593,626	39,712	7,458	81,441	722,237

Commissions, promotions and other

Commissions, promotions, and other include commissions payable to the sales force of distributors, associates, leaders and consultants on the last week of the period, which are paid in the first week of the year or of the following period. In addition, it includes the liability of reward points and loyalty program obtained by distributors, associates, leaders and consultants. See notes 2.u and 2.w.

Bonuses and other employee benefits

Bonuses and other employee benefits include annual performance bonuses as well as vacation provisions, vacation bonuses, savings funds, among others.

Fees for professional services

Fees for professional services include fees for services such as external audits, legal services, among others.

Other provisions

Provisions that represent estimates of future payment obligations arising from the acquisition of goods or services for operational purposes and other minor provisions.

18.	Derivative financial instruments

Exchange rate derivatives:

As part of the Management of risks related to fluctuations in the exchange rate of the US dollar, the Group enters into derivative financial instruments such as forwards and options to adjust the exchange rate risks resulting from inventory purchases in US dollars.

Instruments entered into on or after February 2025, were formally designated as cash flow hedges in accordance with IFRS 9. Instruments entered into in 2024 and 2023 were accounted for as held for trading.

Year	Type of instrument	Accounting treatment	Hedging type / designation	Hedged risk	Hedged item	Notional (US$ thousands)	Fair value (Ps.)	Average strike price (Ps./US$)	Maturity	Presentation in balance
2025	Forwards USD/MXN	Hedge accounting	Cash flow hedge	Currency risk USD/MXN	Forecasted Inventory Purchase in USD	27,120	(24,284)	18.86	Weekly, until May 2026	Current liabilities
2025	Options USD/MXN	Hedge accounting	Cash flow hedge	Currency risk USD/MXN	Forecasted Inventory Purchase in USD	5,000	(1,954)	19.19	Weekly, until May 2026	Current liabilities
2024	Forwards USD/MXN	Trading	N/A	Currency risk USD/MXN	Economic exposure from future purchases in USD	57,400	108,846	19.21	Weekly, until June 2025	Current assets
2023	Forwards USD/MXN	Trading	N/A	Currency risk USD/MXN	Economic exposure from future purchases in USD	97,260	(47,920)	17.96	Weekly, until December 2024	Current liabilities

The impact of the derivative financial instruments on results for the years 2024 and 2023 amounted to a gain (loss) of Ps. 156,766, and Ps. (32,591), respectively, in gain (loss) in valuation of derivative financial instruments. During 2025, a loss of Ps. 108,846 was generated from the forwards contracted in 2024 and settled in 2025.

Meanwhile, the effect of derivative financial instruments designated as accounting hedges recognized in other comprehensive income during 2025 amounted to Ps. (26,238). During the year, the Company transferred Ps. 56,127 directly to the cost of inventories; Of this amount, Ps. 39,294 affected cost of sales during the year and Ps. 16,833 remain capitalized in inventories as of December 31, 2025.

Additionally, for the year ended December 31, 2025, no effects of ineffectiveness were recognized in the income statement.

Derivative instruments effects in OCI	Forwards		Options	Total
As of January 1, 2025	Ps.	-	-	-
Effect of hedging instruments recognized in OCI during the year		(76,167)	(6,198)	(82,365)
Reclassification to Inventory		51,881	4,246	56,127
Deferred income tax		(1,599)	199	(1,400)
As of December 31, 2025	Ps.	(25,885)	(1,753)	(27,638)

	2025
Effects transferred on inventories	Forwards		Options	Total
Amount transferred directly to inventory cost	Ps.	51,881	4,246	56,127
Amount recognized in cost of sales during the year		(39,294)	-	(39,294)
Remainder capitalized in inventories at closing	Ps.	12,587	4,246	16,833

19.	Retirement benefits – Defined benefit obligations

The Group recognizes the liability and corresponding impacts to profit and loss as well as comprehensive income regarding the seniority premiums to be paid to its employees. This benefit is determined considering the years of service and the compensation from the employees.

The components of the defined benefit liability for the years 2025, 2024 and 2023, are as follows:

a)	Movement in defined benefit liability and post-employment

The following table shows a reconciliation from the opening balances to the closing balances for the defined benefit liability and its components:

	Defined benefits				Post-employment benefits
	Seniority premium and termination indemnity at retirement (Betterware-Jafra)				Pension plan (Jafra)
	2025		2024	2023	2025	2024	2023

Balance at January 1	Ps.	53,624	44,459	30,148	74,688	82,691	123,759

Additions for subsidiaries’ acquisition			-	-		-	-

Included in profit or loss:
Past service cost		(3,146)	-	(1,010)	(8,237)	-	(29,615)
Current service cost		5,887	4,996	4,246	3,804	4,345	5,605
Interest cost		5,529	3,988	3,426	7,947	7,408	10,487

Net (gain) cost of the period		8,270	8,984	6,662	3,514	11,753	(13,523)

Included in other comprehensive income:
Remeasurement of defined benefit obligation		7,217	5,663	11,730	8,173	(15,888)	10,630

Others:
Benefits paid		(2,803)	(5,482)	(3,123)	(4,710)	(3,868)	(38,175)
Others		2	-	(958)	16	-	-
Balance as of December 31	Ps.	66,310	53,624	44,459	81,681	74,688	82,691

The conditions of the pension plan (Jafra) are described below:

As of September 30, 2023, Jafra modified the conditions of its pension plan, which generated a past service benefit effect of Ps. (29,615) in Jafra’s pension plan as described below:

Conditions before October 2023:

a)	Normal retirement: Retirement of the employee upon reaching age 65 with at least 20 years of service for the Company.

b)	Early retirement: Early retirement of the employee as long as he or she has turned 60 and has at least 10 years of service within the Company.

Conditions after October 2023:

Employee groups:

●	Group 1: Jafra employees who, as of September 30, 2023, are 60 years of age or older and have 10 years of continuous service and employees who join Jafra on a date after September 30, 2023.

●	Group 2 (transition): Jafra employees who, as of September 30, 2023, are 60 years of age or older and have 10 years of continuous service.

a) Normal retirement:

●	Group 1: Retirement upon reaching age 65 with at least 20 years of service for the Company.

●	Group 2: Retirement upon turning 65 with at least 10 years of service within the Company.

b) Early retirement:

●	Group 1: The employee will not have the possibility of exercising early retirement, therefore, to be entitled to any benefit from this plan, he or she must turn 65 years old with at least 20 years of service for the Company.

●	Group 2: The employee who does not reach the normal retirement date may retire with early retirement as long as he or she has turned 60 years old with at least 10 years of service within the Company.

b)	Actuarial assumptions

The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2025		2024		2023
	BWM	JAFRA	BWM	JAFRA	BWM	JAFRA
Financial:
Future salary growth	6.5%	5.50%	7.0%	5.5%	7.0%	5.5%
Discount rate	9.2%	9.75%	9.7%	11.0%	9.7%	9.3%

Demographic:
Number of employees	945	1,496	934	1,400	938	1,356
Average age	36 years	38 years	35 years	38 years	35 years	38 years
Average longevity	4 years	7 years	4 years	7 years	3 years	7 years

c)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation considering a change of ±0.50% in the discount rate.

	Effects as of December 31:
	2025			2024		2023
	BWM		JAFRA	BWM	JAFRA	BWM	JAFRA

Increase / decrease in the discount rate
+ 0.50%	Ps.	815	40	1,206	28	500	94
- 0.50%		(902)	(40)	(717)	(30)	(500)	(98)

20.	Financial instruments

Below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Group as of December 31, 2025, 2024 and 2023, as well as the indication of fair value hierarchy level, when applicable:

Accounting classification and fair values

As of December 31, 2025	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	1,181,447	-
Total			1,181,447	-
Financial liabilities -
Accounts payable to suppliers			1,793,744	-
Lease liability	13		356,705	-
Long term debt and borrowings	15		4,107,654	-
Derivative financial instruments	18		-	26,238	2

Total		Ps.	6,258,103	26,238

As of December 31, 2024	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	1,133,093	-
Accounts receivable from related parties	23		250	-
Derivative financial instruments	18		-	108,846	2
Total			1,133,343	108,846
Financial liabilities -
Accounts payable to suppliers			2,156,715	-
Accounts payable to related parties	23		1,237	-
Lease liability	13		344,595	-
Long term debt and borrowings	15		4,824,943	-

Total		Ps.	7,327,490	-

As of December 31, 2023	Note	Amortized cost		Fair value through profit or loss	Fair value hierarchy level

Financial assets -
Trade account receivables, net	6	Ps.	1,072,455	-
Accounts receivable from related parties	23		104	-
Total			1,072,559	-
Financial liabilities -
Accounts payable to suppliers			1,790,026	-
Lease liability	13		388,721	-
Long term debt and borrowings	15		5,131,422	-
Derivative financial instruments	18		-	47,920	2

Total		Ps.	7,310,169	47,920

Measurements of fair values

The exchange rate forwards were valued using discounted cash flow techniques, using observable market forward curves and market discount rates, it also incorporates the credit risk of the counterparties through market quotes of CDS (Credit Default Swaps). Exchange rate options were valued using the Black-Scholes model, using relevant observable market inputs, including the spot exchange rate, implied volatility, maturity and the risk-free rate. There are no significant unobservable inputs in the valuation of these instruments; therefore, the measurements are classified as Level 2 of the fair value hierarchy. There were no transfers between levels during 2025, 2024 and 2023.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As previously disclosed, some of the Group’s derivative financial instruments are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these derivative financial instruments are determined (in particular, the valuation technique(s) and inputs used).

Derivative financial instruments	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship and sensitivity of unobservable inputs to fair value
Foreign currency forward contracts (see note 18)	Discounted cash flows.
	Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.	N/A	N/A
Exchange rate options.	The Black-Scholes model is used to value options, which is a standard methodology widely used in financial markets. It is used to estimate the fair value of an option taking into account variables such as the current exchange rate price, the implied volatility in the market, maturity and the risk-free rate.	N/A	N/A

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

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the Management on a continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

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

See note 18 for disclosure of the derivative financial instruments entered into for the years of 2025, 2024 and 2023.

Exchange risk management

The Group undertakes transactions denominated in foreign currencies, mainly U.S. dollars; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters as follows:

a)	Assets

(i).	Banks in foreign currency of the Group.

(ii)	Accounts receivable from related parties of the Group.

b)	Liabilities

i.	BWM uses currency forwards and options to purchase inventory

ii.	Jafra México purchases raw materials.

The carrying amounts of financial assets and liabilities denominated in foreign currencies (U.S. dollars “US$” and EU euro “€”) as of the reporting date are as follows:

	2025		2024		2023
	US$	€$	US$	€$	US$	€$

Assets	20,850	82	14,907	52	13,324	2
Liabilities	(36,252)	(71)	(41,658)	(129)	(35,186)	(43)

Net position	(15,402)	11	(26,751)	(77)	(21,862)	(41)
Closing exchange rate of the year	17,9667	21.1469	20.2683	21.5241	16.8935	18.6896

The Group carries out transactions denominated in foreign currencies, mainly in US dollars. The Betterware segment’s primary exposure arises from highly probable forecasted purchases of USD-denominated inventory. To manage this risk, the Group uses forwards and exchange rate options; Beginning in February 2025, certain instruments were designated as cash flow hedges under IFRS 9.

Instruments used to manage currency risk

Hedged relationship	Instrument	Hedging type	Hedged item	Hedged risk	Notional (US$ thousands	Book value Asset/(liability) Ps.	Maturity	Hedge ratio	Main sources of ineffectiveness
Forecasted Inventory Purchase in USD	Forwards USD/MXN	Cash flow hedge	Highly probable forecasted purchases of inventory	Exchange rate variability USD/MXN	27,120	(24,284)	Weekly, until May 2026	1 to 1	Differences between notional hedged and real volume, time of occurrence of the hedged item, credit risk, time value treatment
Forecasted Inventory Purchase in USD	Options USD/MXN	Cash flow hedge	Highly probable forecasted purchases of inventory	Exchange rate variability USD/MXN	5,000	(1,954)	Weekly, until May 2026	1 to 1	Differences between notional hedged and real volume, time of occurrence of the hedged item, credit risk, time value treatment

The effectiveness of hedging relationships is evaluated based on formal documentation prepared at the beginning of each relationship and updated during the year. The main sources of ineffectiveness identified by Management include differences between the notional amount of the hedging instrument and the actual volume of the hedged item, the timing of the hedged item and the credit risk of the counterparties.

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

	2025		2024	2023

Net income	Ps.	27,649	54,385	37,009

Foreign exchange forward and options contracts

It is the policy of the Group to enter into foreign exchange forward and options contracts to manage the foreign currency risk associated with anticipated purchase transactions up to 12 months.

See note 18 with details on foreign currency forward and options contracts outstanding at the end of the reporting period. Foreign currency forward contract assets and liabilities are presented in the line ‘Derivative financial instruments’ within the consolidated statement of financial position.

The Group has entered into contracts to purchase raw materials from suppliers in China, with such purchases denominated in U.S. dollars. The Group has entered into foreign exchange forward contracts to hedge the exchange rate risk arising of future payments in US dollars.

Interest rate risk management

The Group is exposed to interest rate risk from the borrowings at a variable interest rate (59% of long-term debt uses variable rate and 41% fixed rate). The risk is managed by the Group by maintaining an appropriate balance between fixed and variable rate borrowings.

The Group’s exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analysis presented in 2025, 2024 and 2023 was determined based on exposure to the interest rates used. For variable rate liabilities, the analyzes were prepared assuming that the amount of the liability outstanding at the reporting date was outstanding during the review period. A one percent increase or decrease was used to internally report interest rate risk to Management and in turn represent the assessment of the reasonably possible change in interest rates.

The total amount paid for interest at a variable rate as of December 31, 2025, 2024 and 2023, was Ps. 356,553, Ps. 458,848 and Ps. 592,051, respectively; If the interest rates had been 1% higher, the payment would have amounted to Ps. 392,274, Ps. 496,276 and Ps. 637,049 and 1% lower, the payment would have amounted to Ps. 320,832, Ps. 421,419 and Ps. 547,054, respectively, that is, all other variables would have remained constant, the Group’s net income could decrease/increase Ps. 35,721, Ps. 37,429 and Ps. 44,998, respectively.

Credit risk management

The Group’s credit risk arises mainly from cash and cash equivalents, derivative financial instruments with favorable positions and trade accounts receivable.

Regarding cash and cash equivalents and derivative financial instruments with a favorable position, the Group operates only with financial institutions of recognized solvency, which is why it considers the risk of non-compliance of said counterparties to be low.

For the commercial accounts receivable, the Group’s exposure to credit risk concentration is not significant as no customer represents more than 10% of sales and receivables. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated, spread across diverse geographical areas. Credit policy has been implemented for each customer establishing purchase limits. Customers who do not satisfy the credit references set out by the Group, can only carry out transactions with the Group through prepayment.

See note 6 for further details on trade account receivables and the expected credit loss estimate.

Collateral held as security and other credit enhancements

The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Overview of the Group’s exposure to credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss/gain to the Group. As of December 31, 2025, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position.

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

The financing agreements with suppliers that are mentioned in notes 2.v and 14, are made to seek efficiency in the payment to suppliers, and the Company has concentrated Ps. 756,623 Ps. 848,192 and Ps. 957,576, for the years 2025, 2024 and 2023, respectively, of accounts payable to suppliers of the Group with 5 local banks (Banamex, BBVA, HSBC, Santander y Sabadell) rather than with a diverse group of suppliers, allowing for better payment planning. The Management has assessed that the Company does not rely on extended payment terms and suppliers generally have not become accustomed to or do not rely on advance payment under the financing agreement. If the financial institutions were to withdraw the agreement, such withdrawal would not affect the Company’s ability to settle liabilities when due.

Liquidity maturity analysis

The Group manages its liquidity risk by maintaining adequate reserves of cash and bank credit lines available and consistently monitoring its projected and actual cash flows. The maturity analysis of lease liabilities is presented in note 13 and long-term debt maturities effectives in 2025, 2024 and 2023 are presented in note 15.

The Group has access to financing facilities as described below. The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

Bank credit lines and long-term debt	2025		2024	2023

Amount used	Ps.	4,054,474	4,771,474	5,063,974
Amount not used		982,000	1,180,000	1,980,000

Total credit lines and long-term debt	Ps.	5,036,474	5,951,474	7,043,974

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

The capital structure of the Group consists of net debt (debt and borrowings disclosed in note 15 after deducting cash and bank balances) and stockholders’ equity of the Group.

21.	Stockholders’ equity

Stockholders’ equity as of December 31, 2025, 2024 and 2023 by number of shares, is as follows:

	Betterware de México, S.A.P.I. de C.V.
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023

Fixed capital	10,000	10,000	10,000
Variable capital	37,306,546	37,306,546	37,306,546
	37,316,546	37,316,546	37,316,546

Capital movements for the years 2025, 2024 and 2023:

The capital stock is represented by fully subscribed and paid common shares with no par value. The fixed minimum capital, without withdrawal rights, is Ps. 50 and is represented by 10,000 shares. The variable capital stock is unlimited.

As of December 31, 2025, 2024, and 2023 the Group had 72,626 treasury shares, on which no dividends are paid.

Dividends

2025

On March 7, 2025, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 250,000, which were paid on March 25, 2025. Part of this amount (Ps. 131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps. 6.7.

On April 30, 2025, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 200,000, which were paid on May 22, 2025. Part of this amount (Ps. 105,035) was paid to Campalier based on its shareholding. The dividend per share was Ps. 5.4.

On July 31, 2025, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 200,000, which were paid on August 28, 2025. Part of this amount (Ps. 105,035) was paid to Campalier based on its shareholding. The dividend per share was Ps. 5.4.

On October 21, 2025, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 200,000, which were paid on November 20, 2025. Part of this amount (Ps. 105,035) was paid to Campalier based on its shareholding. The dividend per share was Ps. 5.4.

2024

On March 6, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 250,000, which were paid in cash on March 14, 2024. Part of this amount (Ps. 131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps. 6.70.

On May 13, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 250,000, which were paid in cash on May 23, 2024. Part of this amount (Ps. 131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps. 6.70.

On July 19, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 250,000, which were paid in cash on August 9, 2024. Part of this amount (Ps. 131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps. 6.70.

On October 28, 2024, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 250,000, which were paid in cash on November 15, 2024. Part of this amount (Ps. 131,295) was paid to Campalier based on its shareholding. The dividend per share was Ps. 6.70.

2023

On March 8, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 100,000, which were paid in cash on March 21, 2023. Part of this amount (Ps. 52,518) was paid to Campalier based on its shareholding. The dividend per share was Ps. 2.67.

On May 15, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 150,000, which were paid in cash on May 26, 2023. Part of this amount (Ps. 78,777) was paid to Campalier based on its shareholding. The dividend per share was Ps. 4.02.

On August 9, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 200,000, which were paid in cash on August 24, 2023. Part of this amount (Ps. 105,036) was paid to Campalier based on its shareholding. The dividend per share was Ps. 5.36.

On November 9, 2023, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 200,000, which were paid in cash on November 24, 2023. Part of this amount (Ps. 105,036) was paid to Campalier based on its shareholding. The dividend per share was Ps. 5.36.

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

At the Ordinary General Shareholders’ Meeting held on 30 April 2025, it was approved to transfer from the Company’s net profit the amount of Ps. 35,586 to be applied to the accumulated legal reserve. As of 31 December 2025, the Company’s legal reserve amounts to Ps. 46,265, and for 2024 and 2023 it was Ps. 10,679.

22.	Earnings per share

The IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all years presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares.

As of December 31, 2025, 2024 and 2023, Betterware had 37,316,546 outstanding shares.

The following table shows the income and share data used in the calculation of basic and diluted earnings per share for the periods of 2025, 2024 and 2023:

	2025		2024	2023
Net income (in thousands of pesos)
Attributable to Owners of the Group	Ps.	1,060,753	711,728	1,039,287
Shares (in thousands of shares)
Weighted average of outstanding shares
Basic		37,244	37,244	37,244
Diluted		37,244	*37,244	37,265

Basic and diluted earnings per share:

Basic earnings per share (pesos per share)	Ps.	28.48	19.11	27.90
Diluted earnings per share (pesos per share)	Ps.	28.48	*19.11	27.89

*	The weighted average number of outstanding shares used to calculate basic earnings per share did not have any dilutive or potentially dilutive effect for the years ended December 31, 2025 and 2024; therefore, it was revised that for the year ended December 31, 2024 a diluted earnings per share of $0 was reported, which should have been equal to the basic earnings per share of $19.11.

As of December 31, 2025 and 2024, the Company had no potentially dilutive instruments.

23.	Related party balances and transactions

As of December 31, 2025, the Group does not have any payable with related parties. As of December 31, 2024, and 2023, the balances receivable amounted to Ps. 250 and Ps. 104 respectively, and the balance payable as of December 31, 2024, amounted to Ps. 1,237 and closed 2023 with no payable balance.

Remuneration of key management personnel –

Key management personnel compensation comprised short-term employee benefits of Ps. 59,125, Ps. 67,297, and Ps. 62,574, for the years 2025, 2024 and 2023, respectively. At the end of each period, there are no outstanding balances.

24.	Revenue and operating expenses

Revenue –

Revenue recognized in the 2025, 2024 and 2023 was generated mainly in Mexico and the United States.

The Group’s revenue by product category is shown below:

	2025		2024	2023

Revenue by home organization products:
Kitchen and food preservation	Ps.	2,091,217	2,043,780	2,027,320
Home solutions		1,144,850	1,360,119	1,081,778
Laundry & Cleaning		697,277	714,678	666,220
Tech & mobility		532,729	719,320	521,348
Bedroom		438,813	413,565	620,282
Bathroom		403,606	401,284	418,190
Wellness		306,211	284,212	351,768
Others		73,956	54,876	39,702

Total revenue by home organization products		5,688,659	5,991,834	5,726,608

Revenue by beauty and personal care products:
Fragrance		5,574,095	5,547,588	5,139,914
Color (cosmetics)		1,182,046	1,119,351	909,238
Skin care		993,529	907,234	785,450
Toiletries		804,686	534,751	448,297

Total revenue of beauty and personal care products		8,554,356	8,108,924	7,282,899

Total revenue of the Group	Ps.	14,243,015	14,100,758	13,009,507

As of December 31, 2025, 2024 and 2023, the Group did not identify significant costs to obtain/fulfill a contract that are required to be capitalized as an asset. Consequently, the Group did not perform any analysis in order to identify possible impairment losses. See note 6 about the expected credit loss model applicable to all financial assets measured at amortized cost.

Operating expenses –

Operating expenses by nature, for the years of 2025, 2024 and 2023 are as follows:

	2025		2024	2023

Promotions for the sales force	Ps.	2,699,793	2,600,158	2,343,532
Cost of personnel services and other employee benefits		1,545,957	1,557,051	1,389,792
Distribution costs		697,251	663,812	582,237
Sales catalog		418,422	422,713	399,503
Depreciation and amortization		335,353	351,704	351,877
Commissions and professional fees		325,022	364,791	313,867
Events, marketing and advertising		375,915	378,736	298,905
Impairment loss on trade accounts receivables		296,815	346,124	304,501
Impairment of assets held for sale		-	166,581	-
Packing materials		144,936	146,540	145,076
Travel expenses		45,524	53,833	48,008
Rent expense		51,162	34,111	15,295
Market research		32,382	31,963	21,087
Bank fees		21,181	21,951	19,541
Other		232,029	224,537	176,663

	Ps.	7,222,742	7,364,605	6,409,884

25.	Segment information

The information by operating segments is presented consistently with the information included in the internal reports provided to the highest authority in making operating decisions (Chief Operating Decision Maker or “CODM”).

The Board of Directors evaluates the Group’s financial performance the situation of the Group and makes strategic decisions. It has been identified as the highest authority in operating decision-making, and it is integrated by seven independent members, two members and the Executive Board Chairman.

As discussed in note 1, the Group has identified the reportable business segments as follows:

●	Home organization segment (Betterware segment or BWM segment): formed by seven different categories through Betterware offers a product line that includes kitchen and food preservation, home solutions, bathroom, laundry & cleaning, tech and mobility, bedroom and wellness. BWM’s products are sold through catalogs and are distributed to the end customer by its network of distributors and associates in Mexico. As of December 31, 2025, 2024 and 2023 the net income corresponding to this reportable segment represented 39.9%, 42.5% and 44.0%, respectively.

●	Beauty and Personal Care (B&PC) segment (Jafra segment), formed by four main categories: fragrance, color (cosmetics), skin care and toiletries. Jafra’s products are sold through 12 promotional catalogues published on a monthly basis and are distributed to the end customer by its network of leaders and consultants in its operative segments located in Mexico (Jafra Mexico) and the United States (Jafra US). As of December 31, 2025, 2024 and 2023 the net income corresponding to this reportable segment represented 60.1%, 57.5% and 56.0%, respectively.

EBITDA is reconciled to income before income taxes as follows:

	2025		2024	2023
(+) Net revenue BWM		5,688,659	5,991,834	5,726,608
(+) Net revenue JAFRA		8,554,356	8,108,924	7,282,899
(=) Total Net revenue	Ps.	14,243,015	14,100,758	13,009,507
(+) EBITDA BWM		1,100,036	1,296,538	1,434,501
(+) EBITDA JAFRA		1,547,012	781,856	1,286,399
(=) EBITDA(*)		2,647,048	2,078,394	2,720,900
Depreciation and amortization		(389,535)	(392,186)	(382,119)
Interest expense		(541,045)	(639,705)	(827,812)
Interest income		34,090	22,818	45,056
(Loss) gain in valuation of DFI		(108,846)	156,766	(32,591)
Foreign exchange gain (loss), net		80,073	(45,305)	(106,847)
Income before income taxes	Ps.	1,721,785	1,180,782	1,416,587

(*)	EBITDA is composed of net income, (+) depreciation and amortization, (+) net financing costs, (+) income taxes. The CODM reviews segment profitability on EBITDA and in 2024 the Adjusted EBITDA basis. EBITDA is the Company’s single measure of segment profitability. In 2024, the adjusted EBITDA is made up of adding unusual items: (+) the impairment of assets held for sale, (+) other expenses by selling of properties. which is shown in the Company’s annual report.

The segment information of the Group is detailed in the following table:

As of December 31,	2025
Segments	BWM		JAFRA	Eliminations*	Total
Interest expense	Ps.	(882,432)	(38,934)	380,321	(541,045)
Interest income	Ps.	2,087	412,324	(380,321)	34,090
Loss in valuation of DFI	Ps.	(108,846)	-	-	(108,846)
Foreign exchange gain, net	Ps.	68,247	11,826	-	80,073
Net revenue	Ps.	5,688,659	8,554,356	-	14,243,015
Cost of sales	Ps.	2,615,212	2,147,548	.	4,762,760
Depreciation and amortization	Ps.	123,221	266,314	-	389,535
Income taxes	Ps.	162,205	498,776	-	660,981
Total assets	Ps.	9,345,039	9,236,740	(8,988,871)	9,592,908
Total liabilities	Ps.	(10,317,059)	(2,396,062)	4,479,699	(8,233,422)

(*)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

As of December 31,	2024
Segments	BWM		JAFRA	Eliminations*	Total
Other expenses by selling of properties	Ps.	-	529,722	-	529,722
Impairment of assets held for sale	Ps.	-	166,581	-	166,581
Interest expense	Ps.	(903,431)	(34,088)	297,814	(639,705)
Interest income	Ps.	10,956	309,676	(297,814)	22,818
Gain in valuation of DFI	Ps.	156,766	-	-	156,766
Foreign exchange loss, net	Ps.	(40,792)	(4,513)	-	(45,305)
Net revenue	Ps.	5,991,834	8,108,924	-	14,100,758
Cost of sales	Ps.	2,569,082	1,951,141	-	4,520,223
Depreciation and amortization	Ps.	137,496	254,690	-	392,186
Income taxes	Ps.	236,306	232,954	-	469,260
Total assets	Ps.	10,557,935	8,115,089	(8,219,257)	10,453,767
Total liabilities	Ps.	(9,970,378)	(2,404,101)	3,083,360	(9,291,119)

(*)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

As of December 31,	2023
Segments	BWM		JAFRA	Eliminations*	Total
Interest expense	Ps.	(941,781)	(33,581)	147,550	(827,812)
Interest income	Ps.	10,033	182,573	(147,550)	45,056
Loss in valuation of DFI	Ps.	(32,591)	-	-	(32,591)
Foreign exchange gain (loss), net	Ps.	(110,103)	3,256	-	(106,847)
Net revenue	Ps.	5,726,608	7,282,899	-	13,009,507
Cost of sales	Ps.	2,443,229	1,817,613	-	4,260,842
Depreciation and amortization	Ps.	128,450	253,669	-	382,119
Income taxes	Ps.	140,762	239,261	-	380,023
Total assets	Ps.	10,194,967	9,350,652	(8,451,908)	11,093,711
Total liabilities	Ps.	(8,724,053)	(2,920,084)	2,013,265	(9,630,872)

(*)	The column of eliminations corresponds to the transactions between the Group’s subsidiaries for the concepts of loans, interest income (expenses), expenses for corporate services, sales of fixed assets, initial investment in subsidiary, among the most important.

The income recognized during the years 2025, 2024 and 2023, national and foreign, is shown below:

	2025		2024	2023

Revenue in Mexico	Ps.	13,234,281	13,166,582	12,072,852
Revenue in United States (1)		954,834	924,976	927,947
Revenue in Guatemala		19,434	9,200	8,708
Revenue in Ecuador		34,466	-	-

Total revenue of the Group	Ps.	14,243,015	14,100,758	13,009,507

(1)	The main concentration of Jafra’s income is in Mexico, however, there is an entity in the United States that represents less than 8% of the Group’s total revenue.

The Group considers that there are no concentration risks given the nature of the business and the sale of its products through a significant number of distributors, leaders and consultants.

The percentage of consolidated non-current assets by geographic area at the end of 2025, 2024 and 2023, are shown below:

	2025			2024		2023
	México		USA	México	USA	México	USA

Property, plant and equipment	Ps.	99.6%	0.4%	99.4%	0.6%	99.6%	0.4%
Right-of-use assets		75.0%	25.0%	83.6%	16.4%	84.1%	15.9%
Deferred income tax		100.0%	-	100.0%	-	100.0%	-
Intangible assets (including Goodwill)		100.0%	-	100.0%	-	100.0%	-
Account receivable from property sales		100.0%	-	100.0%	-	-	-
Other assets		90.5%	9.5%	88.6%	11.4%	97.7%	2.3%

Total non-current assets (2)	Ps.	98.1%	1.6%	98.9%	1.1%	99.0%	1.0%

(2)	Betterware of Guatemala, Peru, Ecuador and Colombia (the geographical area), represents 0.3% of the Group’s non-current assets for the year 2025 and for the years 2024 and 2023 represented 0.0%.

26.	Contingencies

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

On August 12, 2014, the International Inspection Administration “4” (“AFI”, for its acronym in Spanish), under the Central Administration of International Control, in relation to the General Administration of Large Taxpayers of the Tax Administration Service (“SAT” for its acronym in Spanish), requested information regarding the Group’s 2010 income tax filing, which was provided at that time. On February 20, 2017, the final agreement was signed with the Taxpayer Advocacy Office (“PRODECON”, for its acronym in Spanish) regarding the SAT’s review. On March 2, 2017, the SAT notified the Group about certain issues on which an agreement was not reached. As a result, the Group filed a lawsuit for annulment before the SAT’s resolution. On January 31, 2023, the Group discontinued the lawsuit for annulment and ratified it on February 8, 2023. The tax credit was finally paid on April 26, 2023, in the amount of Ps. 9,026 (historical) plus updates and surcharges.

27.	Subsequent events

In the preparation of the consolidated financial statements, the Group has evaluated the events and transactions for their recognition or disclosure subsequent to December 31, 2025, and at the date of issuance of the consolidated financial statements, and has not identified subsequent adjustable significant events.

On January 19, 2026, BeFra entered into a definitive agreement to acquire Tupperware’s operations in Mexico and Brazil, as well as to obtain a perpetual, exclusive, royalty-free license to the Tupperware brand in Latin America. The agreed consideration amounted to US$250 million, consisting of US$215 million in cash and US$35 million in BeFra shares, on a debt-free and excess cash basis. At the date of these financiers, the acquisition is in the process of authorization by the National Antitrust Commission (La Comisión Nacional Antimonopolio) in Mexico (“CNA”).

On February 20, 2026, the General Shareholders’ Meeting approved a payment of dividends from retained earnings in the amount of Ps. 200,000, which were paid in cash on March 24, 2026. Part of this amount (Ps. 105,036) was paid to Campalier based on its shareholding. The dividend per share was Ps. 5.36.

On March 17, 2026, the Ordinary General Shareholders’ Meeting approved the capital increase of US$35 million equivalent to Ps. 619 million pesos agreed under the share purchase and sale agreement “SPA” with Tupperware Services México, S. de R.L. de C.V., In addition, the cancellation of the 72,626 treasury shares held as of December 31, 2025 was approved and on the other hand, 2,241,133 new shares issuance was approved and will be kept in the Company’s treasury until they are subscribed on the closing date of the transaction and delivered on said date in compliance with the payment obligation assumed by the Company in the SPA. If the Tupperware purchase transaction is not completed, the capital increase and the issuance of new treasury shares will be automatically canceled without the need for corporate resolution.

On April 7, 2026, the Company entered into a syndicated simple credit agreement for Ps. 3,805.5 million pesos with BBVA Mexico, HSBC Mexico, Banco del Bajío, and Banco Ve por Más, in which Jafra Cosmetics, S.A. de C.V., Distribuidora Comercial Jafra, S.A. de C.V., and Jafra Cosmetics International, S.A. de C.V. act as joint and several obligors. The financing was arranged to fund the acquisition agreed upon on January 19, 2026; it matures on April 7, 2031; provides for a 24-month grace period for principal repayment; accrues interest at a variable rate based on the TIIE plus the applicable margin; and establishes certain financial obligations.

28.	Authorization to issue the consolidated financial statements

The Group’s consolidated financial statements were authorized and proposed for issuance to the Board of Directors on April 30, 2026, by Andrés Campos, Chief Executive Officer, and Raúl del Villar, Corporate Finance Director of Betterware de México, S.A.P.I de C.V.

* * * * * *